Form 20-F
period 1999-08-31
PEACE ARCH ENTERTAINMENT GROUP INC
filed 2000-02-29
CIK 1038367

                       SECURITIES AND EXCHANGE COMMISSION
                                    FORM 20-F

           / / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

                /X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended: August 31, 1999
                     Commission file number: _______________

                       PEACE ARCH ENTERTAINMENT GROUP INC.
             (Exact name of registrant as specified in the charter)

                            BRITISH COLUMBIA, CANADA
                 (Jurisdiction of Incorporation or Organization)

         #302, 1132 HAMILTON STREET, VANCOUVER, BRITISH COLUMBIA, CANADA
                    (Address of principal executive offices)

              Securities registered or to be registered pursuant to
                            Section 12(b) of the Act

                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:

                                      None

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                        Class B Subordinate Voting Shares

The number of outstanding shares of each class of stock of PEACE ARCH ENTERTAINMENT GROUP INC. as of August 31, 1999 was:

1,517,965 Class A Multiple Voting Shares, without par value
2,267,978 Class B Subordinate Voting Shares, without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing
requirements for the past 90 days.  Yes  X   No
                                        ---     ---

Indicate by check mark which financial statement item the registrant has elected
to follow. Item 17  X   Item 18
                   ---          ---

                                 EXCHANGE RATES

Peace Arch Entertainment Group Inc. (hereinafter, together with its subsidiaries, also referred to as "Peace Arch" or the "Company") publishes its financial statements in Canadian dollars. In this Annual Report, references to "dollars" or "$" are to Canadian dollars. For the convenience of the reader, this Annual Report contains translations of certain Canadian dollar amounts into United States dollars at specified rates. These translations should not be construed as representations that the Canadian dollar amounts actually represent such United States dollar amounts or could be converted into United States dollars at the rate indicated. Unless otherwise stated, the translations of Canadian dollars ("Cdn$") into United States dollars ("US$") have been made at Cdn$1.4520 to US$1.00, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on August 31, 1999. The Noon Buying Rate on January 31, 2000 was Cdn$1.4512 per US$1.00.

The following table sets forth certain exchange rates based on the Noon Buying Rate. Such rates are set forth as U.S. dollars per Cdn$1.00. On February 22, 1999, the inverse of the Noon Buying Rate was Cdn$1.00 per US$0.6855.


             PERIOD
--------------------------
   FROM                      TO                             AVERAGE                    HIGH                   LOW
--------                  -------                           -------                    ----                   ---
8/31/94                   8/31/95                            0.7270                  0.7471                 0.6993
8/31/95                   8/31/96                            0.7336                  0.7517                 0.7219
8/31/96                   8/31/97                            0.7308                  0.7525                 0.7139
8/31/97                   8/31/98                            0.6957                  0.7293                 0.6330
8/31/98                   8/31/99                            0.6635                  0.6891                 0.6423

ITEM 1.           DESCRIPTION OF BUSINESS

INTRODUCTION

Peace Arch Entertainment Group Inc. is a vertically integrated company that develops, produces and distributes high-quality, proprietary television programming for markets worldwide. The Company also provides production services for third parties on a contract basis.

The head office of the Company is based in Vancouver, British Columbia, the third largest film and television production center in North America. As a British Columbia-based producer, the Company enjoys a number of competitive advantages over producers outside of Canada, including tax and other government incentives. The Company also enjoys a competitive advantage over producers in other parts of Canada due to its proximity to Los Angeles, its varied geography and its temperate climate.

The Company was incorporated as Vidatron Enterprises Ltd. under the laws of British Columbia on October 22, 1986 by registration of its Memorandum and Articles. Effective February 13, 1992, the Company consolidated its share capital on a one new for five old basis, increased its authorized share capital to 25,000,000 common shares without par value and 25,000,000 serial preference shares without par value, and changed its name to The Vidatron Group Inc. Effective February 5, 1997, the Company consolidated its share capital on a one new for four old share basis, increased its authorized share capital to 25,000,000 common shares without par value and 25,000,000 preference shares without par value and changed its name to Vidatron Entertainment Group Inc.

By resolution dated July 14, 1999 the Company's share capital was reorganized by converting the Common Shares of the Company into Class A Multiple Voting Shares and Class B Subordinate Voting Shares, by converting each 5 issued and outstanding Common Shares into 1 Class A Multiple Voting Share and 1 Class B Subordinate Voting Share. At the same time, the Company's name was changed to "Peace Arch Entertainment Group Inc.". All references in this document to share data refer to post consolidated shares.

The following table shows the breakdown of the Company's total revenues during our past three fiscal years by activity and by geographical market:


                                                                                Year Ended August 31,
                                                                         ------------------------------------
                                                                      1997               1998              1999
                                                                      ----               ----              ----
                                                                           (Canadian dollars in millions)
                     REVENUES BY ACTIVITY
Proprietary programming....................................           $17.5              $28.0             $47.3
Production services........................................             3.0                4.2               3.7
Other......................................................             3.1                0.3               0.5

                REVENUES BY GEOGRAPHIC MARKET
Canada.....................................................           $ 6.1              $ 5.9             $ 7.3
U.S. ......................................................             9.6               10.8              16.1
Europe and other markets...................................             7.9               15.8              28.1

The Company has 5 material wholly-owned operating subsidiaries, each incorporated in British Columbia, Canada, as follows:

                       PEACE ARCH ENTERTAINMENT GROUP INC.

--------------------------------------------------------------------------------- ----------------------------------
COMPANY NAME                                                                      DATE OF INCORPORATION
--------------------------------------------------------------------------------- ----------------------------------
API Aviator Pictures Inc.*                                                        12/31/86
--------------------------------------------------------------------------------- ----------------------------------
The Eyes Multimedia Productions Inc.                                              5/19/93
--------------------------------------------------------------------------------- ----------------------------------
Vidatron Television Inc.*                                                         11/18/88
--------------------------------------------------------------------------------- ----------------------------------



--------------------------------------------------------------------------------- ----------------------------------
Soho Enterprises Ltd.                                                             1/3/91
--------------------------------------------------------------------------------- ----------------------------------
Peace Arch Productions Inc. (Formerly Sugar Entertainment Ltd.)                   3/15/96
--------------------------------------------------------------------------------- ----------------------------------

*        These two subsidiaries are being wound up effective 31st August 1999.

The Company's Class A Multiple Voting Shares and Class B Subordinate Voting Shares trade on the Toronto Stock Exchange under the symbols "PAE.A" and "PAE.B", respectively. The Class B Subordinate Voting Shares trade on the American Stock Exchange under the symbol "PAE".

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP except as explained in footnote 22 to the financial statements.

The Company's head office and production/distribution facility is located in the Peace Arch Building, Third Floor, 1132 Hamilton Street, Vancouver, B.C. CANADA V6B 2S2. The telephone number is (604) 681-9308 and the facsimile number is
(604) 681-3299. The contact person is Timothy R. Gamble, President and Director.

References in this document to "$" and "Cdn$ refer to Canadian dollars, unless otherwise specified; references to "US$" refer to United States dollars.

The information in this Annual Report is stated as of January 31, 2000, unless otherwise indicated.

DEVELOPMENT

The first stage in the process of creating television programming is concept development. The Company selects programming concepts that the Company believes will have domestic and international market appeal. The Company develops programming for television, including episodic series, movies and documentaries. It often arranges for the involvement of industry recognized creative talent, such as writers, producers, directors and actors, which will make the programming more saleable and may increase the value of the Company's library. In some cases, one or more of these people may already be involved when the Company becomes involved.

The Company's development department receives and evaluates written concepts, scripts, books or other literary properties from agents, writers and prospective production partners in the U.S., Canada and Europe. Once the Company has selected and acquired the necessary rights to a source material, it may involve broadcasters or third party investors to participate in the further development of the concept. These activities may include the preparation of a series "bible," script writing or the production of a promotional reel that can be used as a sales tool. For concepts that have sufficient Canadian content, government and related funding agencies, such as Telefilm Canada and BC Film, may provide funding for the development process as described below under "Regulatory Considerations".

In some cases the Company gets involved at a later stage of development, when creative materials may have already been prepared or when key creative people are already attached. Involvement at this stage may shorten the Company's development process, but involve less opportunity for it to influence the financial structure of the programming.

Early involvement in the acquisition and development of projects generally increases the Company's control over the exploitation of the finished program. The Company believes that greater control enhances its ability to build targeted brand identities for its programming that should increase revenues from television distribution and potential long-term revenue from ancillary markets such as clothing, toys, novelties, books, CDs, soundtracks and other audio products, electronic and video games, Internet applications and other merchandise. Increased ownership and control also will allow the Company to capitalize on new ancillary markets that may arise in the future.

The Company has several new programs at an early stage of development with various Canadian, U.S. and international producers, broadcasters and distributors. It is negotiating with broadcasters interested in financing and airing its proprietary one-hour drama called "Yaletown" and its half-hour sit-com with the working title "The Agency". Also, the Company holds an option for the rights to the screenplay "Jetlag", which is being developed with the CTV Television Network, as a 22-episode one hour series for television. A number of other television series projects, both drama and documentary, are at various stages of development.

PRODUCTION

Most of the Company's business activity relates to proprietary programming. The production of proprietary television programming involves the assembly of a team of production personnel, including script writers, directors, cast and crew. In the case of larger-budget productions such as "First Wave" and "Dead Man's Gun", this team can include over 150 people who are hired either as employees or independent contractors. Typically, the Company forms a wholly-owned production company for each production which retains the necessary employees and contractors.

One of these contractors hired by the production company is the producer that the Company has designated to oversee the production process on its behalf. The producer carries out a myriad of activities including development and approval of scripts, casting, selecting directors and supervising the daily shooting schedule. The producer is also responsible for supervising all post-production activities, including editing, the insertion of music and special effects, and ensuring that the finished product, usually in the form of a betacam tape, meets the delivery specifications of the buyers.

The production of a 22-episode season of a one-hour dramatic series such as "First Wave" can span 10 months. Each episode takes approximately 11 weeks to complete, including one week of preparation, one week of shooting and up to 9 weeks of post-production. At any given time there may be one episode in preparation, one episode shooting and three or four episodes in various stages of post-production.

In addition to the Company's proprietary programming, the Company produces creative works that are directed to training, education and the information needs of third parties and it offers domestic and foreign language production services for network television including entertainment segments, news segments and electronic press kits, as well as sports, entertainment, documentary, television commercial and music videos, all under various contract arrangements. As the demand for interactive programming has increased, the Company has increased its involvement in the production of CD-ROMs, on-line presentations and other digital programming. While these production services represent only a small portion of the Company's current revenues, it plans to continue to pursue production service arrangements because they provide a training ground for the Company's creative staff, foster its relationships with key industry participants, provide an incubator for new skills and industry practices, and keep the Company's facilities utilized during hiatus production periods of its television series programming. These productions have won numerous awards, including most recently, the Gold Camera Award in 1998 at the U.S. International Film and Video Festival for the Company's video production entitled "Millennium". The Company's music video entitled "'Apparitions" and featuring the Matthew Good Band also received a Best Directed Music Video Award at the 1998 Canadian Music Video Awards.

The Company's proprietary programming and production services offer high production values and generally require extensive studio and on-location filming or taping, special visual effects, music scoring, editing and post-production finishing. Most of these activities are undertaken by the Company's crews using facilities and equipment that the Company owns or rents. Some key activities, such as computer-generated imaging, sound mixing and post-production finishing are subcontracted to companies that specialize in these areas.

Since inception, the Company has produced feature length films, documentaries and various specialty programs for television. The Company has also produced 82 one-hour episodes and 59 half-hour episodes of television series programming. During fiscal 1999, the Company produced two documentaries and 60 hours of programming. Production is currently underway on an additional 13 one-hour episodes.

The Company's recent proprietary programming and other productions include:

FIRST WAVE. In April 1999, the Company commenced production of a second 22-episode season of its science fiction thriller television series "First Wave". "First Wave" is produced in association with Pearson Television International Ltd., Francis Ford Coppola and Chris Brancato. Based in the United Kingdom, Pearson Television International Ltd. is a large international producer and distributor of television programming. Mr. Coppola is an Academy Award winner and producer and director of "The Godfather" and co-screenwriter of "Apocalypse Now" and Mr. Brancato is an accomplished screenwriter ("Species 2" and "Hoodlum"). Peace Arch controls North American rights to this series, and has made an advance sale of 66 episodes (three seasons of production) to USA Networks' Sci-Fi Channel. Pearson Television International Ltd. has agreed to distribute the initial 66 episodes of "First Wave" outside of North America. To date, CHUM Television has ordered 44 episodes for broadcast in Canada. In 1999 "First Wave" was nominated for a Leo Award for best dramatic series. The Leos recognize excellence in British Columbia film and television production. In December 1998, CHUM's Space: The Imagination Station announced that it has five of the top ten dramatic series on specialty television and that "First Wave" was their highest rated series, ahead of "The X-Files".

DEAD MAN'S GUN. In 1997, the Company commenced delivery of a 22-episode, one-hour western-themed television series titled "Dead Man's Gun", produced in association with Showtime Networks and Buena Vista Television, with Henry Winkler as executive producer. This anthology series was nominated for three Cable Ace Awards in 1997, including best dramatic series, and won the Western Heritage Award for Best Western Dramatic Script in 1997, 1998 and 1999. "Dead Man's Gun" was renewed for a second 22-episode season by Showtime and MGM Worldwide Television that commenced production in spring 1998 and was completed in early 1999. It currently airs on TNN in the United States. The show has been syndicated through most of Canada by CHUM Television, as well as airing on
Space: The Imagination Station. The Company is actively pursuing agreements to sell additional seasons of "Dead Man's Gun".

CONTEMPORARY CLASSICS. Since 1996, the Company also produced two installments of its ongoing "Contemporary Classics" youth movie series made in association with Showtime and Hallmark Entertainment Network--"The Prisoner of Zenda, Inc." and "Ronnie and Julie". Prior pictures in the series include "AnnieO", "The Halfback of Notre Dame" and "Robin of Locksley". The Company jointly funded the production of the Contemporary Classics in association with Showtime and Hallmark and owns all Canadian rights to the movies.

THE ELECTRIC PLAYGROUND. In 1997, the Company began production on "The Electric Playground", a series of 13 half-hour programming which review and promote video-games and computer technology for the specialty cable market. The series was renewed for the 1998-99 television season in Canada and is being shown on CHUM's Space: The Imagination Station. "The Electric Playground" is also being syndicated throughout Canada and in selected U.S. markets. A third season commenced airing in the fall of 1999, however the Company now has a passive role in the production. The Company has entered into an agreement with Boss Games of Seattle, Washington ("Boss"), whereby Boss assumed active production and ownership of the show. The Company received a cash payment and is entitled to an ongoing revenue interest from the exploitation of the show.

DOCUMENTARIES. In 1998 and 1999, the Company produced two one-hour documentaries for CTV and The Knowledge Network; "Citizen Shame", about child poverty in Canada, and "Harm's Way", about youth and violence. These programs were financed through Canadian broadcast sales and government incentive programs. The Company retains the rights to exploit these programs worldwide. These documentaries combined the efforts of independent Canadian documentary filmmakers and the Company's in-house production facilities and staff. Writers and producers for the programs included Helen Slinger, a senior Canadian journalist and documentary writer and David Massar, a writer, producer and director of many programs for NBC, Lifetime Television, ESPN, The Learning Channel, History Channel, Discovery Channel and A&E.

SO WEIRD. In 1998 the Company provided non-proprietary production services for the initial 13 episodes of the children's television series "So Weird" for the Disney Channel. Production has recently been completed on a second season of 26 episodes. Production of a third season of 26 episodes is scheduled to commence in April 2000. Henry Winkler is the executive producer of "So Weird".

COMMERCIALS. The Company has produced commercials for an extensive list of clients over the last ten years, including Disney, McDonald's, Molson Breweries, Frisch's and the Canadian Banking Association. Commercials produced by the Company has won the Canadian Television Commercial Award (the "Bessies") Gold and Silver Awards category in 1997 and 1998.

FEATURE FILMS. In addition to the Company's current activities, it has participated in the production of numerous feature films and documentaries, which are now included in its library. These include: "Cadence", a feature film starring Martin Sheen and Charlie Sheen; "Island of Whales", a feature documentary narrated by Gregory Peck and commissioned by the PBS Nova Series; and "Outside Chance of Maximillian Glick", an award-winning Canadian feature film.

LIBRARY

The Company retains varying ownership interests in its proprietary productions and believes that this strategy will provide it with significant future asset value. During fiscal 1999, the Company added 39 hours of dramatic programming and two documentaries to its library. At August 31, 1999, the Company's library contained approximately 120 hours of proprietary programming. Although currently limited, the Company's library will continue to expand as it produces more proprietary programming.

The Company's production group also has accumulated an extensive library of stock footage on film and video that can be incorporated into future programming. The Company may seek to add to its library through strategic acquisitions.

MARKETING AND DISTRIBUTION

The Company markets and distributes its proprietary television programming under arrangements with U.S., Canadian and international broadcasters and distributors. The Company seeks to market and distribute titles in its library to existing pay and free television, home video and other markets worldwide, as well as through developing technologies. Historically, the Company has directly distributed its programming in North America, where there are a limited number of buyers and marketing costs are manageable. The Company currently contracts with other parties, such as Pearson Television International Ltd., to distribute its programs in markets outside North America. This provides the Company with two principal benefits. It avoids the substantial costs and financial risks of distributing its programs to markets throughout the world and, in certain circumstances, allows the Company to secure distribution advances to provide cash flow for the production.

The Company's marketing efforts are focused on creating branded identities for its proprietary programs. The Company believes that such branded identities will lead to additional revenues from television and home video distribution and ancillary markets such as clothing, toys, novelties, books, CDs, soundtracks and other audio products, electronic and video games, Internet applications and other merchandise.

KEY RELATIONSHIPS

The Company expects that its relationships with domestic and international broadcasters, distributors, financing sources and creative talent will be important to the successful expansion of its proprietary television business.

U.S. AND INTERNATIONAL BROADCASTERS AND DISTRIBUTORS. The Company has produced its programming in association with a variety of U.S. and international broadcasters and distributors including Buena Vista Television, Pearson Television International Ltd., Hallmark Entertainment Network, MGM and

Showtime Networks. The sale of 66 episodes of its television series "First Wave" to USA Networks' Sci-Fi Channel represents an important new relationship for the Company.

CANADIAN DOMESTIC BROADCASTERS. The Company has long-standing relationships with the Canadian broadcast community, including CHUM-City, CTV, CanWest Global, Western International Communications, The Knowledge Network and The Family Channel. During the past two years, the Company has sold its series "First Wave", Dead Man's Gun", and "Electric Playground" to CHUM-City. The Company has also licensed two documentaries, "Harm's Way" and "Citizen Shame", to CTV and The Knowledge Network, and licensed its television movies, "The Prisoner of Zenda, Inc." and "Ronnie and Julie", to The Family Channel. "So Weird", the 30 minute series we are currently producing for Disney, also airs on The Family Channel.

Canadian broadcaster relationships are an integral part of producing in Canada, not only for the sales revenues they represent, but also because their involvement makes it possible to take advantage of various government incentives. See the discussion under "Regulatory Considerations--Canadian Content Requirements" for further details of these incentives.

PRODUCING AND WRITING TALENT. The Company is currently working with Francis Ford Coppola and screenwriter Chris Brancato ("Species 2" and "Hoodlum"), who is the creator and lead writer on "First Wave". The Company's first dramatic television series, "Dead Man's Gun", was created by Howard and Ed Spielman ("Kung Fu" and "Young Riders") and produced in association with Henry Winkler ("Happy Days" and "MacGyver"). Henry Winkler is also the executive producer of "So Weird".

The Company has also hired Canadian talent at all levels in the production of its programs, including writers, directors, production designers, editors and actors. In late 1999, David Steinberg and Frank Van Keeken joined the creative team developing our 1/2 hour sit-com which goes under the working title "The Agency". Messrs. Steinberg and Van Keeken's combined writing and directing credits with the U.S. Network sit-coms include "Mad About You", "Friends" and "Seinfeld".

Five customers, Showtime Networks, Pearson Television International Ltd., USA Network, MGM Worldwide Television and CHUM City, each accounted for 8% or more of the Company's revenues in fiscal 1999. The loss of any of these customers could have a material adverse impact on the Company's results of operations and financial condition.

HISTORY

Since the Company's incorporation in 1986, it has been involved in producing and marketing a variety of products ranging from consumer based instructional videos, to integrated corporate training programs, to individually contracted corporate videos, feature films, television documentaries and television commercials. Historically, the Company derived the bulk of its revenues from production service arrangements whereby the Company was retained to produce a video program, film or television commercial for a fee. The Company expanded its service production capability through the acquisition of The Eyes Multimedia Productions Inc. The Company acquired The Eyes Multimedia Productions Inc. in August 1995 for purchase consideration of common shares valued at $60,000 and periodic cash payments totaling $215,000.

In 1995, the Company expanded its operations into the areas of video and software distribution through the acquisitions of Image Media Services Ltd. and Pilot Software. The principal business of Image Media was the distribution of video and software and multi-media titles to primary, secondary schools, and the post-secondary educational institutions throughout British Columbia and most regions of Canada. The Company acquired Image Media Ltd. in February 1995 for purchase consideration of common shares valued at $250,000 and periodic cash payments totaling $710,413. Pilot Software became a wholly-owned subsidiary of Image Media and carried out the bulk of Image Media's distribution activities in Ontario and Eastern Canada. The Company acquired Pilot Software in December 1995 for purchase consideration of common shares valued at $81,250 and periodic cash payments totaling $133,725.

In 1996, the Company commenced a shift in its business toward the production of proprietary television programming. The first steps in this process were the production of the feature length family films "The Prisoner of Zenda, Inc." and "Ronnie and Julie". The Company's shift into the business of proprietary television production was accelerated through the acquisition of Sugar Entertainment Ltd. effective September 1, 1996. The Company's principal motivation for expanding this business was that it offered the Company greater potential for growth than its prior businesses. The Company also believes that the production of proprietary programming offers it the ability to create and expand a library of produced programming which it believes will have a residual asset value.

Effective September 1, 1996, the Company acquired Sugar Entertainment Ltd. for purchase consideration of common shares valued at $260,000. On September 22, 1999 Sugar Entertainment Ltd.'s name was changed to "Peace Arch Productions Inc.".

On August 31, 1997, the Company completed the sale of the assets and operations of Image Media and Pilot Software and thereby exited the video and software distribution business. The Company's decision to sell this business was based on the fact that gross profit margins were declining as a result of competitive pressures. The Company sold the assets and operations of Image Media Services Ltd. and Pilot Software effective August 31, 1997 for total proceeds of $575,000 comprised of $545,000 cash and the assumption by the buyer of long-term debt of $30,000. The Company realized a loss on this sale of $333,325.

INDUSTRY OVERVIEW

THE TELEVISION PRODUCTION INDUSTRY

The North American television production and distribution industry serves the largest broadcast market in the world, with a population of nearly 300 million people. In the last decade the growth of broadcasting and cable television markets outside North America through the privatization of broadcasting systems, the proliferation of broadcast licenses and the introduction of new delivery technologies, such as cable and satellite transmission systems, has led to a higher proportion of revenues from international markets.

Generally, the right to broadcast a program is licensed by a production company to a combination of the U.S., Canadian and international broadcasters, including free television and cable networks or individual television stations in the first-run syndication market. After the initial network, cable licensing or first-run syndication period, the program is available for further commercial exploitation on cable or in syndication.

NORTH AMERICAN MARKETS

In North America, programming is delivered to the end user by way of free television networks, cable channels and networks, individual television stations and satellite delivery services. Free television networks include NBC, CBS, ABC, Fox, UPN, WB and PBS in the U.S. and CBC, CTV and the Global Television Network in Canada. Each of the major free television networks in the U.S. and Canada currently schedules approximately 22 hours of programming in prime time during the hours from 8 p.m. to 11 p.m. Monday through Saturday, and 7 p.m. to 11 p.m. on Sunday of each week. Programming generally consists of a mix of movies-of-the-week, mini-series, half-hour comedy and hour-length drama or action/adventure series.

In recent years, alternatives to the free television networks in the U.S. have expanded with the growth of other networks, cable channels and the development of a first run syndication market leading to more available slots for television programming. Cable channels include HBO, Showtime, USA Networks, Lifetime, The Family Channel, TNT and TBS in the U.S. and TMN, Super Ecran, SuperChannel, Channel D and Showcase in Canada.

INTERNATIONAL MARKETS

The worldwide television industry is experiencing growth as a result of the development of new television broadcasting systems outside of North America. These systems represent significant new sources of revenue for television producers. Factors contributing to the growth of the worldwide television industry include the introduction of direct broadcast satellite services and pay television, as well as increased cable penetration and the growth of home video. Some foreign broadcasters seek out both indigenous programming in order to satisfy the local content regulations of their broadcast licenses, and international programming, largely from North America, to appeal to a wide audience. The Company is increasingly looking at structuring its productions as international co-productions and thereby produce "international" programming that qualifies as indigenous in more than one country.

CANADA'S ROLE IN THE TELEVISION AND FEATURE FILM INDUSTRY

The Canadian film and television industry in 1998 generated annual production expenditures of nearly $3.0 billion. At the same time as the domestic industry has matured, Canada has become a leading location for internationally originated productions due to several factors. Canada's geographic proximity to the U.S. and shared North American values and interests have led to the establishment of close professional contacts between Canadian and U.S. studios, independent producers, distributors and buyers. The current favorable exchange rate of the Canadian dollar, government tax incentives and the availability of free location assistance to television producers offered by many Canadian cities and several provinces have also increased production activity in Canada. Canada has made an effort to increase its pool of highly-trained and professional crews, technicians and production personnel. Finally, with its wide ranging topography, stretching 3,400 miles from coast to coast, Canada is ideally suited for location shooting. Urban centers such as Toronto, Vancouver and Montreal have been disguised as London, Paris, New York and Chicago. U.S. companies with a strong presence in Canada include major U.S. studios such as Paramount, Disney, Universal Pictures and Columbia Pictures/Tri-Star Pictures; U.S. television networks such as ABC, NBC, CBS, Fox, UPN, WB and PBS; and film companies such as The Hearst Corporation, Kushner-Locke Company and New World Entertainment, Inc., among many others.

European and Asian film companies have also found Canada to be an attractive location and have often been able to access Canada's numerous international film and television co-production treaties.

Of Canada's ten provinces, the provinces of British Columbia and Ontario are most actively involved in the motion picture production industry, with 1998 production expenditures equaling approximately $808 million and $743 million, respectively. These figures represent significant increases over the previous year, when annual production expenditures in British Columbia and Ontario totaled approximately $630 million and $635 million, respectively.

COMPETITION

Television production and distribution are highly competitive businesses. The Company faces competition from companies within the entertainment business, as well as alternative forms of leisure entertainment such as travel, sporting events, outdoor recreation and other cultural activities, among many others. The Company competes with numerous suppliers of television programming and related programming, including national television networks and independent television production companies, many of which are significantly larger and have substantially greater resources than the Company has. The Company considers its main competitors in Canada to be Alliance Atlantis Communications Corporation, Salter Street Films, Ltd., Lions Gate Entertainment Corp., Telescene Film Group Inc. and in the U.S. to be Spelling Entertainment Group Inc., Kushner-Locke Co. and Carsey-Werner. The Company believes that it has a competitive advantage over U.S. competitors through its eligibility for Canadian tax credits described below under "--Regulatory Considerations--Industry Incentives". The Company also enjoys a competitive advantage over producers in other parts of Canada due to its proximity to Los Angeles, its varied geography and its temperate climate.

EMPLOYEES

As of January 31, 2000, the Company had 22 full-time permanent employees. The Company also hires additional personnel on a project-by-project basis in connection with the production of its television programming. The Company believes that its employee and labor relations are good.

REGULATORY CONSIDERATIONS

The Company's status as a producer of "Canadian" programming, established and operating in British Columbia, makes it currently eligible to receive Canadian tax and business incentives.

The Company continues to qualify for these tax and business incentives if, among other things, Canadians beneficially own or control a majority of the voting rights of Peace Arch. Approximately 64% of the voting power of the Company's outstanding shares are held of record by Canadians. However, the Company has no way of confirming actual beneficial ownership of its shares. If Canadians fail to beneficially own or control a majority of the Company's voting rights, the Company could lose its eligibility for these tax and business incentives. These tax and business incentive programs also may be amended or eliminated in the future. The loss or elimination of these tax or business incentives would have a material adverse effect on the Company's results of operations and financial condition.

CANADIAN CONTENT REQUIREMENTS

Canadian conventional, specialty, pay and pay-per-view television services are required to devote a certain amount of their programming schedules, including prime time, to Canadian productions. Compliance with these requirements is enforced by the Canadian Radio-Television and Telecommunications Commission ("CRTC") and failure to comply can result in fines or the loss of a license. These requirements provide support to the market for Canadian programming, such as those the Company produces, as long as they qualify as Canadian programming for CRTC purposes.

In addition to scheduling requirements, Canadian conventional, specialty, pay and pay-per-view television services are typically required to invest in, or acquire, Canadian programming based on the nature of the particular service and financial performance. The requirement for a broadcaster to spend a specific amount on Canadian programming typically takes the form of policies or conditions of license. The nature of such spending ranges from expenditures on script and concept development to expenditures on specific categories of Canadian production.

The CRTC determines the criteria for certification of a program as "Canadian". According to CRTC regulations, a program will qualify if it is produced by an individual Canadian producer with the involvement of individual Canadians in key creative functions, and where a substantial portion of the remuneration paid to individuals is for services provided by Canadians and processing and final preparation costs are for services provided in Canada. A program may still qualify as "Canadian" even though some of the producer functions are performed by non-Canadian individuals, if the production company is a "Canadian production company" and other requirements are met. A "Canadian production company" includes a Canadian company which carries on business in Canada with a Canadian business address, which is owned or controlled by Canadians and whose principal business is the production of film, videotape or live programming for distribution on television or in theatrical, industrial or educational markets. The Company believes that it will continue to qualify as a "Canadian production company" for this purpose, so long as Canadian citizens or permanent residents beneficially own more than 50% of the combined voting power of the Company's outstanding shares.

The CRTC also requires Canadian conventional broadcasters to adhere to the Canadian Association of Broadcasters' "Broadcast Code for Advertising to Children".

INTERNATIONAL CO-PRODUCTION

Canada is a party to co-production treaties with more than 50 countries throughout the world, excluding the U.S. Canada's co-production treaties allow for the reduction of the risks of production by permitting the pooling of creative, technical and financial resources of Canadian producers with non-Canadian producers under prescribed conditions. Canadian co-production treaty partners include China, France, United Kingdom, Germany, Italy, Hungary, Israel, Mexico, New Zealand and Australia. A production that qualifies as a co-production for treaty purposes is considered to be a national product in each of the participating countries and, as such, is entitled to many local advantages in each country. More specifically, the co-production usually satisfies criteria for national certification in regard to content broadcasting, regulations, government subsidies and tax benefits. The copyright in the production is shared by the co-producers, while the domestic distribution rights are generally owned by the respective producers. Sharing of foreign revenues is based on the respective contribution of each co-producer, subject to negotiation between the co-producers and approval by the appropriate government authorities.

INDUSTRY INCENTIVES

Since 1995, a refundable tax credit has been available under the Income Tax Act (Canada) for eligible film and television productions undertaken by qualified Canadian corporations. The tax credit is equal to 25% of the lessor of qualified labor expenditure and 48% of eligible costs of production of a given project. Eligible cost of production are total production costs less any other government assistance, including any provincial refundable tax credit. Since the Company's labor expenditures for a production typically exceed this limitation, it is generally eligible to receive a federal tax credit equal to 12% of the eligible cost of production. The credit is calculated on the basis of each individual production and is available only to taxable Canadian corporations which have activities that are primarily those of a Canadian film or video production business carried on through a permanent establishment in Canada and which are Canadian-controlled as determined under the Investment Canada Act. A corporation is controlled by Canadians for purposes of the Investment Canada Act where, among other things, Canadians own and control a majority of the voting interest. The Company currently qualifies for this tax credit, and the reclassification of its common shares into Class A shares and Class B shares and other proposed changes to its articles assisted the Company in continuing compliance while allowing for non-Canadian investment. The Company believes that so long as, among other things, it continues to be Canadian-controlled as determined for the purposes of the Investment Canada Act, it will continue to so qualify and it will use its best efforts to ascertain that all its production projects will continue to be eligible for the tax credit. Federal tax credits refundable to the Company pursuant to the Income Tax Act (Canada) for television programming delivered in fiscal 1999 amounted to $5,920,000.

In October 1997, the Canadian Minister of Finance announced the creation of a new program to support film and video productions in Canada. Effective November 1, 1997, the film and video production services tax credit replaced the privately promoted tax shelters that were affirmatively terminated on October 31, 1997, with a tax credit for films that do not satisfy all the requirements of a Canadian-certified film or video production described above. This program currently provides eligible production corporations engaged in an accredited production with a tax credit equal to 11% of their qualified Canadian labor expenditures for a production incurred after October 1997. An eligible production corporation is a corporation that carries on a film or video production business through a permanent establishment in Canada, and that owns the copyright on an accredited production throughout the period in which it is produced in Canada or that has contracted directly with the owner of the copyright to provide production services in Canada where the owner of the copyright is not an eligible production corporation. An accredited production is a film or video production with a production cost of not less than $1.0 million incurred during the two-year period that begins with the principal filming or taping of the production. A production that is part of a series of two or more episodes, or that is a pilot program for such a series, also qualifies as an accredited production if the production costs of each episode incurred during a two-year period that begins with the principal filming or taping of the production exceeds $100,000 for an episode with a running time of less than 30 minutes and $200,000 in any other case. Accredited productions do not include, among other things, pornography, advertising and various productions developed primarily for industrial, corporate or institutional purposes. British Columbia has adopted a similar program. "So Weird", which the Company produces for the Disney Channel, qualifies under this program.

Through Telefilm Canada, the Canadian government provides financial assistance to the Canadian film and television industry in the form of recoupable advances in script development, equity investment in production, loan guarantees, recoupable advances of the cost of dubbing into English or French and grants of up to 75% of advertising and promotion costs. Telefilm Canada recently announced that their development fund and the international component of their Marketing Assistance Program would no longer be available to publicly traded companies. Other than these programs, the Company is eligible for Telefilm Canada funding. In fiscals 1997 and 1998, the Company did not use Telefilm funding from the development fund or the international component of the Marketing Assistance Program. In fiscal 1997, the Company did not use Telefilm funding for which it is currently eligible. In fiscal 1998, the Company received less than $23,000 of Telefilm funding for which it is currently eligible and in fiscal 1999, the Company did not receive any funding from Telefilm. The Company may avail itself of such funding in the future if management believes it is prudent to do so.

Under the terms of the current film and television provincial tax credit system under the Income Tax Act (British Columbia), British Columbia offers refundable tax credit incentives for British Columbia film productions. The incentives are available at the following levels:

     - Basic incentives equal to 20% of qualified British Columbia labor expenditures.

     - A regional incentive equal to 12.5% of qualified British Columbia labor expenditures for productions where principal photography occurs outside of the Vancouver area in British Columbia.

     - A training incentive equal to the lesser of 3% of British Columbia labor expenditures or 30% of qualified labor expenditures attributable to payments to eligible industry trainees.

Eligible labor expenditures are limited to 48% of the total production costs, net of government assistance. The credit is calculated on the basis of each individual production and is available only to a qualified corporation having a permanent establishment in British Columbia and carrying on an eligible film or television production business through a permanent establishment in Canada. In order to access the basic credit, the corporation must also be controlled by persons domiciled in British Columbia. The Company will continue to be controlled by persons domiciled in British Columbia so long as more than 50% of the members of its board of directors are persons domiciled in British Columbia and more than 50% of the combined voting power of its outstanding shares are beneficially owned by persons domiciled in British Columbia. In addition, in order to access the basic credit, the producer of the eligible production must be a British Columbia resident for tax purposes. Since the British Columbia tax credit system was not established until 1998, the Company received no tax credits in fiscal 1998. The Company expects to receive tax credits under the British Columbia program on account of television programming delivered in fiscal 1999 in the amount of $4,910,000.

In addition to these governmental incentives, the Canadian Television Fund ("CTF") License Fee Program, a partnership composed of public and private television industry participants, was created in 1996 to form a television funding initiative equal to approximately $80.0 million per year to promote high-quality Canadian television programming. The Company believes that it is a production company eligible for funding under the CTF's License Fee Program that could, for each project eligible under such program, represent contributions of up to 18% of the total production budget. The maximum contribution varies with the categories of programs. The maximum contribution provided under the program is for big-budget one hour drama series and is limited to the lower of $3.48 million and 18% of production costs. During fiscal 1999, the Company received $29,632 from the CTF's License Fee Program.

ITEM 2.  DESCRIPTION OF PROPERTY

The Company's head office is located in the top two floors of a building it leases in the Yaletown area of Vancouver, British Columbia. The lease expires in August 2004, although the Company and its landlord each have the option to terminate the lease after August 2001. The lease provides for annual rental payments of $200,700. The Company also leases the first floor of this building at an annual rate of $100,350. The Company may terminate its lease on the 1st floor after April 2000. The Company originally acquired this building in 1994 and sold it in on August 31, 1999.

The Company's studio buildings, comprising approximately 78,000 square feet of studio, production office and storage space, are located at 310 West 4th Avenue and 150 West 1st Avenue, Vancouver, British Columbia, Canada. They accommodate many of the Company's own productions and are available for rental by visiting producers of feature films, television series and movies-of-the-week. The studios house the Company's eight digital post-production suites which handle off-line editing for all of its productions.

The Company's studios are well-positioned to capitalize on the growing trend within the entertainment industry to complete production work in Vancouver. Both are located within walking distance of Vancouver's premier film transfer and post-production facilities and ten minutes from major downtown hotels and restaurants. In addition to the direct impact on the Company's operating results, the studios are a key asset which can be used to enhance the Company's participation in a variety of film and television projects by ensuring access to facilities, increasing the Company's flexibility and reducing its costs. The West 4th studio is presently fully booked until December 2000 with the production of the Company's television series "First Wave".

Approximately half of the West 1st Studio is currently being utilized by the Company for its productions. The balance has been leased to third parties at local market rates.

The following sets forth information concerning facilities that the Company owns.


            ADDRESS                        AREA                                    PURPOSE
-----------------------------  -------------------------------------------------------------------------------------

      310 West 4th Avenue           23,000 square feet                  Studio and production offices
        Vancouver, B.C.
      150 West 1st Avenue           55,000 square feet         Production offices and post-production services
        Vancouver, B.C.

The Company believes that its facilities are adequate for its current needs but that as the Company expands its productions, additional space must be leased or otherwise acquired. The Company is also considering renting office space in Los Angeles to facilitate marketing its programming in the U.S.

ITEM 3.  LEGAL PROCEEDINGS

The Company is not currently subject to any legal proceedings which, if determined adversely to it, would have a material adverse effect on its business or results of operations. The Company may, from time to time, become a party to various legal proceedings arising in the ordinary course of business. The Company maintains insurance coverage for such matters in amounts that it believes to be adequate.

ITEM 4.  CONTROL OF REGISTRANT

The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth information regarding the beneficial ownership of the Company's Class A and Class B shares as of January 31, 2000 for (a) each person known to the Company to own beneficially more than 10% of either Class A shares or Class B shares and (b) all executive officers and directors as a group. The information in the table does not reflect ownership of options or warrants.


                                                         NUMBER OF                     NUMBER OF
                                                          CLASS A        PERCENT        CLASS B        PERCENT
NAME                                                       SHARES        OF CLASS        SHARES        OF CLASS
------------------------------------------------------------------------------------------------------------------
Working Opportunity Fund (EVCC) Ltd.                      160,000*        10.6%         160,000*         7.1%

Officers and directors as a group (9 persons)             276,557*        18.3%         276,557*        12.2%

* These numbers do not include any common shares which are issuable upon the exercise of options or warrants.

ITEM 5.  NATURE OF TRADING MARKET

The Company's Class A Multiple Voting Shares and Class B Subordinate Voting Shares trade on The Toronto Stock Exchange ("TSE") symbols PAE.A and PAE.B in Toronto, Canada. The Company's Class B Subordinate Voting Shares also trade on The American Stock Exchange, symbol PAE. The Company's shares commenced trading on the TSE in November 1997 under the symbol "VE". Effective July 19, 1999, the Company's Class A shares and Class B shares began trading on the TSE, at which time the Company's common shares were delisted. The Company's shares began trading on AMEX on July 28, 1999.

The following table lists the volume of trading and high, low and closing sales prices on the TSE for shares of the Company's Class A and Class B Shares for the last nine fiscal quarters.


                                      TORONTO STOCK EXCHANGE STOCK TRADING ACTIVITY
                                                  STOCK TRADING ACTIVITY
                                                          AVERAGE
                                                           DAILY
                                                          TRADING        CDN$        CDN$         US$        US$
                                                          VOLUME         HIGH         LOW        HIGH        LOW
                                                          ------         ----         ---        ----        ---
Vancouver Stock Exchange:
     Fiscal year ended August 31, 1998:
         First Quarter.............................         5,664          8.60        8.13         5.92        5.60

The Toronto Stock Exchange:
     Fiscal year ended August 31, 1998:
         Second Quarter............................         3,466          8.05        7.83         5.54        5.39
         Third Quarter.............................         7,330         10.38        9.95         7.15        6.85
         Fourth Quarter............................         3,982          9.40        8.93         6.48        6.15
     Fiscal year ended August 31, 1999:
         First Quarter.............................         3,695          5.93        5.63         4.08        3.88
         Second Quarter............................         4,780          8.10        7.68         5.58        5.29
         Third Quarter.............................        13,264          4.10        2.75         2.12        1.89
         Fourth Quarter (including up to
              July 18, 1999).......................        20,537          4.30        3.45         2.96        2.38
         Fourth Quarter - Class A Shares
              (commencing July 19, 1999)...........           859         12.00        6.40         8.27        4.41
         Fourth Quarter - Class B Shares
              (commencing July 19, 1999)...........           702         11.50        6.50         7.92        4.48
     Fiscal year ended August 31, 2000
         First Quarter - Class A Shares............         1,110          7.50        3.80         5.17        2.62
         First Quarter - Class B Shares............           602          7.90        3.75         5.44        2.58

The American Stock Exchange:
     Fiscal year ended August 31, 1999:
         Fourth Quarter - Class B Shares
              (commencing July 28, 1999)...........         3,635          7.55        6.71         5.19        4.62
     Fiscal year ended August 31, 2000:
         First Quarter - Class B Shares............         3,045          8.16        3.99         5.62        2.75

The Company's shares are issued in registered form and the following information is from the Company's registrar and transfer agent, CIBC Mellon Trust Company, located in Vancouver, British Columbia, Canada.

As at August 31, 1999, the shareholders' list for the Registrant's common stock showed 217 Registered Class A shareholders and 218 registered Class B shareholders and 1,517,965 Class A Shares and 2,267,978 Class B Shares outstanding. Of these shareholders, 133 holders of Class A Shares and 134 holders of Class B shares were U.S. residents, owning 504,846 Class A Shares and 1,254,849 Class B Shares representing 33.25% of the Class A and 55.33% of the Class B issued and outstanding shares.

The Company has researched the indirect holdings by depositories and other financial institutions and believes it has in excess of 3,500 shareholders of its common stock.

ITEM 6.  EXCHANGE CONTROLS AND OTHER
         LIMITATIONS AFFECTING SECURITY HOLDERS

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the payment of dividends, interest or other payments to non-resident holders of Class B shares, other than withholding tax requirements. See "Taxation" for a discussion of these withholding requirements.

There is no limitation imposed by Canadian law on the right of a non-resident to hold or vote Class B shares, other than as provided by the Investment Canada Act (the "Act") enacted on June 20, 1985, as amended, as further amended by the North American Free Trade Agreement (NAFTA) Implementation Act (Canada) and the World Trade Organization (WTO) Agreement Implementation Act, which requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business", all as defined in the Act. For the purposes of the Act, "control" can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business or the direct or indirect acquisition of interests in an entity that carries on a Canadian business, or which controls the entity which carries on the Canadian business. Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where one-third or more, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

Investments requiring review and approval include direct acquisitions of Canadian businesses with assets with a gross book value of $5.0 million or more; indirect acquisitions of Canadian businesses with assets of $50.0 million or more; and indirect acquisitions of Canadian businesses where the value of assets of the entity or entities carrying on business in Canada, control of which is indirectly being acquired, is greater than $5.0 million and represents greater than 50% of the total value of the assets of all the entities, control of which is being acquired. Generally speaking, the value of the business acquisition threshold (the "Threshold") is increased from those levels outlined where the acquisition is by a member of NAFTA or a WTO Investor or by a non-Canadian other than a WTO Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a WTO Investor. The Threshold is to be determined yearly in accordance with a formula set forth in the Act.

Different provisions and considerations apply with respect to investment to acquire control of a Canadian business that, as defined in the Act or regulations:

     - Engages in production of uranium and owns an interest in producing uranium property in Canada;

     -    Provides financial services;

     -    Provides transportation services;

     -    Is a cultural business.

Peace Arch is considered to be a cultural business pursuant to the Act.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Ministry of Industry, Director of Investment prior to the investment taking place and the investment may not be consummated until the review has been completed and ministerial approval obtained. Applications for review concerning indirect acquisitions may be filed up to 30 days after the investment is consummated. Applications concerning reviewable investments in culturally sensitive and other specified activities referred to in the preceding paragraph are required upon receipt of a notice for review. There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired.

Upon review of an application for review, the Minister will then determine whether the investment is likely to be of "net benefit to Canada," taking into account the information provided and having regard to certain factors of assessment prescribed under the Act. Among the factors to be considered are:

     - the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada;

     - the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

     - the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

     - the effect of the investment on competition within any industry or industries in Canada;

     - the compatibility of the investment with national industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

     - the contribution of the investment to Canada's ability to compete in world markets.

See "Business--Regulatory Considerations--Canadian Content Requirements" for a description of other Canadian and British Columbia ownership requirements.

ITEM 7.  TAXATION

The discussions summarize the material tax considerations relevant to an investment in Class B shares by individuals and corporations who, for income tax purposes, are resident in the U.S. for purposes of the Convention (as hereinafter defined) and are not resident in Canada, who hold Class B shares as a capital asset, and who do not use or hold the Class B shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada (collectively, "Unconnected U.S. Shareholders" or "Holders"). The tax consequences of an investment in the Class B shares by investors who are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed herein. The discussion of U.S. tax considerations is addressed only to Unconnected U.S. Shareholders whose "functional currency" within the meaning of section 985 of the Internal Revenue Code of 1986, as amended (the "Code"), is the U.S. dollar, and to U.S. citizens who are not residents in the U.S. for purposes of the Convention, but who otherwise meet the definition of Unconnected U.S. Shareholders. Furthermore, the discussion of U.S. tax considerations does not address the tax treatment of Unconnected
U.S. Shareholders that own, or are deemed for U.S. federal income tax purposes to own, 10% or more of the total combined voting power of all classes of voting stock of Peace Arch. The discussion of Canadian tax considerations does not address the tax treatment of a trust, company, organization or other arrangement that is a resident of the U.S. and that is generally exempt from U.S. tax.

This discussion does not address all of the income tax consequences that may be applicable to any particular Holder subject to special treatment under the U.S. federal income tax law or to any particular Holder in light of such Holder's particular facts and circumstances. Some Holders, including tax-exempt entities, banks, insurance companies and persons who hold the Class B shares as part of a synthetic security, conversion transaction or "straddle" or hedging transactions may be subject to special and/or different rules not discussed below. Statements of legal conclusion of U.S. tax considerations as to the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Class B shares by Unconnected U.S. Shareholders do not purport to be a complete analysis or listing of all possible tax considerations. The discussion of U.S. tax considerations is based upon the provisions of the Code, and of published administrative practices of the Internal Revenue Service and judicial decisions, all of which are subject to change possibly with retroactive effect. Statements of legal conclusions of Canadian tax considerations as to the material Canadian federal income tax consequences of the acquisition, ownership and disposition of the Class B shares by Unconnected U.S. Shareholders do not purport to be a complete analysis or listing of all possible tax consequences. The discussion of Canadian tax considerations is based upon the provisions of the Income Tax Act (Canada) (the "Tax Act"), the Convention between Canada and the U.S. of America with Respect to Taxes on Income and on Capital, as amended from time to time (the "Convention"), and our understanding of published administrative practices of Revenue Canada and judicial decisions, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the U.S.

THIS DISCUSSION IS NOT INTENDED TO BE NOR SHOULD IT BE CONSTRUED AS LEGAL OR TAX ADVICE TO ANY PARTICULAR INVESTOR. THEREFORE, PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF AN INVESTMENT IN THE CLASS B SHARES.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

Unconnected U.S. Shareholders generally will treat the gross amount of distributions paid by the Company, including the amount of any Canadian tax withheld, as foreign source dividend income for U.S. federal income tax purposes to the extent of the Company's current or accumulated earnings and profits, as computed for U.S. federal income tax purposes. Distributions in excess of that amount will reduce an Unconnected U.S. Shareholder's tax basis in the Class B shares, but not below zero, and the remainder, if any, will be treated as taxable capital gain. In general, in computing its U.S. federal income tax liability, an Unconnected U.S. Shareholder may elect for each taxable year whether to claim a deduction or, subject to the limitations described below, a credit for Canadian taxes withheld from dividends paid on its Class B shares. If the Unconnected U.S. Shareholder elects to claim a credit for such Canadian taxes, the election will be binding for all foreign taxes paid or accrued by the Unconnected U.S. Shareholder for such taxable year. The Code applies various limitations on the amount of the foreign tax credit that may be available to a U.S. taxpayer based upon the segregation of foreign source income into separate categories, or "baskets", of income. For purposes of applying the foreign tax credit limitation, dividends are generally included in the passive income basket or the financial services income basket if received by a financial services entity. The amount of credit that may be claimed with respect to the basket of income to which the dividend is allocated, and to which the foreign taxes are attributable, generally may not exceed the same proportion of the U.S. tax on worldwide taxable income, before applying the foreign tax credit as the U.S. holder's foreign source taxable income allocable to such basket bears to such U.S. holder's entire taxable income. The foreign tax credit is disallowed for dividends on stock unless a minimum holding period requirement is satisfied and additional limitations may restrict the ability of some individuals to claim the foreign tax credit. Accordingly, investors should consult their own tax advisors with respect to the potential consequences to them of the foreign tax credit limitations. Dividends paid by the Company generally will constitute "portfolio income" for purposes of the limitation on the use of passive activity losses by investors and "investment income" for purposes of the limitation on investors' investment interest expense. Dividends paid by the Company will not be eligible for the "dividends received deduction" generally allowed with respect to dividends paid by U.S. corporations under
Section 243 of the Code, but may be eligible for the dividends received deduction which may be claimed by 10% corporate shareholders under Section 245 of the Code.

For U.S. federal income tax purposes, the amount of any distributions made on Class B shares to an Unconnected U.S. Shareholder in Canadian dollars will equal the U.S. dollar value of the Canadian dollars calculated by reference to the appropriate exchange rate in effect on the date of receipt of the distribution, regardless of whether the Canadian dollars are actually converted into U.S. dollars upon receipt. Unconnected U.S. Shareholders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Canadian dollars which are converted into U.S. dollars subsequent to receipt by the Unconnected U.S. Shareholder.

The sale of Class B shares generally will result in the recognition of gain or loss to the Holder in an amount equal to the difference between the amount realized and the Holder's adjusted basis in the Class B shares. Provided the Holder is not considered a "dealer" in the Class B shares sold, gain or loss upon the sale of Class B shares will generally be capital gain or loss.

Capital losses are deductible to the extent of capital gains. Individual taxpayers may deduct excess capital losses up to $3,000 a year, $1,500 in the case of a married individual filing separately, from ordinary income. Non-corporate taxpayers may carry forward unused capital losses indefinitely. Unused capital losses of a corporation may be carried back three years and carried forward five years.

In the case of individuals, net capital gain from the disposition of property held for investment is excluded from investment income for purposes of computing the limitation on the deduction for investment interest applicable. An individual may, however, elect to include such net capital gain in investment income if such taxpayer reduces the amount of its net capital gain that is otherwise eligible for preferential capital gains tax treatment by such amount. In that event, such investment income would be taxable at ordinary income rates.

For any taxable year of Peace Arch, if at least 75% of the Company's gross income is "passive income", as defined in the Code, or if at least 50% of the Company's assets, by average fair market value, or, prior to fiscal year 1998, possibly by adjusted tax basis, are assets that produce or are held for the production of passive income, the Company will be a passive foreign investment company ("PFIC"). If the Company is a PFIC for any taxable year during which an Unconnected U.S. Shareholder owns any Class B shares, the Unconnected U.S. Shareholder will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1298 of the Code, with respect to all of such Unconnected U.S. Shareholder's Class B shares. If the Company was treated as a PFIC at any time during an Unconnected U.S. Shareholder's holding period for Class B shares, such Unconnected U.S. Shareholder generally would be subject to additional tax as well as interest charges with respect to the deferral of tax for the period during which such Class B shares were held. Any such additional tax and interest charges would apply upon the disposition of the Class B shares or the receipt of dividends. Additionally, any gain realized on the disposition of Class B shares would be treated as ordinary income or taxable at ordinary income rates rather than as capital gain or taxable at capital gains rates, and the tax basis of the Class B shares held by an Unconnected U.S. Shareholder generally would not be stepped up to fair market value at death. Under some circumstances, shareholders of a PFIC may elect to be taxed currently on their pro rata shares of PFIC income and capital gain or, in accordance with recently enacted legislation, report income currently on a mark to market basis with respect to their shares of stock in the PFIC.

The Company does not believe that it is likely to be a PFIC in the current or future taxable years; however, because the PFIC determination is made annually on the basis of facts and circumstances that may be beyond its control and because the principles and methodology for determining the fair market values of its assets are unclear, there can be no assurance that the Company will not be a PFIC for such years. Special rules not described herein will also apply if the Company becomes a "controlled foreign corporation" for U.S. federal income tax purposes. The Company would be treated as a controlled foreign corporation if "U.S. Shareholders" were to own, actually or constructively, more than 50% of the total combined voting power or total value of the company. For this purpose, the term "U.S. Shareholder" means a U.S. person who owns, actually or constructively, ten percent or more of the total combined voting power of Peace Arch. In light of the ownership requirements necessary for the Company's productions to constitute "Canadian-content" productions and for the Company to claim Canadian tax benefits, it is not anticipated that it will become a controlled foreign corporation for U.S. federal income tax purposes.

U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING

Under current regulations, the proceeds of a sale of Class B shares through a U.S. or U.S. related broker will be subject to U.S. information reporting and may be subject to the 31% U.S. backup withholding requirements. Unconnected U.S. Shareholders generally can avoid the imposition of U.S. backup withholding by reporting their taxpayer identification number on an Internal Revenue Service Form W-9; non-U.S. shareholders generally can avoid the imposition of U.S. backup withholding tax by providing to their broker or paying agent a duly completed Internal Revenue Service Form W-8. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the shareholder's U.S. federal income tax, provided the required information is furnished to the Internal Revenue Service.

In general, dividends paid on the Class B shares, if any, by a foreign paying agent will not be subject to U.S. backup withholding tax based on currently effective regulations. Under treasury regulations that are generally effective with respect to payments made after December 31, 2000 (the "New Withholding Regulations"), dividends paid in the U.S. on the Class B shares to Unconnected U.S. Shareholders or to non-U.S. shareholders through a U.S. or U.S. related person may be subject to the 31% U.S. backup withholding tax unless certification requirements are satisfied.

The New Withholding Regulations consolidate and modify the current certification requirements and means by which a holder may claim exemption from U.S. federal income tax withholding and provide presumptions regarding the status of holders when payments to the holders cannot be reliably associated with appropriate documentation provided to the payor. All holders should consult their tax advisors regarding the application of the New Withholding Regulations.

CANADIAN TAX CONSIDERATIONS

Dividends paid or credited, or that the Company deems to pay or credit, on the Class B shares to Unconnected U.S. Shareholders will be subject to Canadian withholding tax. Under the Convention, the maximum rate of withholding tax on dividends paid or credited on the Class B shares is 15% if the beneficial owner of such dividends is an Unconnected U.S. Shareholder. However, that rate is reduced to 5% under the Convention if the beneficial owner of such dividends is an Unconnected U.S. Shareholder that is a corporation that owns at least 10% of the voting stock of Peace Arch.

An Unconnected U.S. Shareholder will not be subject to tax in Canada on any capital gain realized upon a disposition or deemed disposition of the Class B shares, provided that the Class B shares do not constitute "taxable Canadian property" of the Unconnected U.S. Shareholder within the meaning of the Tax Act. The Class B shares will not generally constitute taxable Canadian property of the Unconnected U.S. Shareholder unless, at any time in the five-year period that ends at the time of the disposition, the Unconnected U.S. Shareholder, either alone or together with persons with whom the Unconnected U.S. Shareholder did not deal at arm's length, owned, had an interest in or the right to acquire 25% or more of the issued Class B shares or any series or class of the Company's capital stock. Even if the Class B shares are taxable Canadian property, under the Convention, gains derived by an Unconnected U.S. Shareholder would generally not be taxable in Canada unless the value of the Class B shares is derived principally from real property situated in Canada. The Company believes that the value of its Class B shares is not currently principally derived, directly or indirectly, from real property situated in Canada and does not expect this to change in the foreseeable future.

Canada does not currently impose any estate taxes or succession duties.

ITEM 8.  SELECTED FINANCIAL DATA

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The consolidated statement of operations and deficit presented below for each of the years in the three-year period ended August 31, 1999 and the consolidated balance sheet data as of August 31, 1998 and 1999, are derived from the audited consolidated financial statements included elsewhere herein. The consolidated statement of operations and deficit for each of the years in the two-year period ended

August 31, 1996 and the consolidated balance sheet data as of each of August 31, 1997, 1996 and 1995, are derived from the Company's audited financial statements which are not included or incorporated by reference herein. Each of the financial statements from which the selected consolidated financial data and operating data is derived was prepared in accordance with Canadian GAAP. This selected financial data should be read in conjunction with the audited consolidated financial statements and accompanying notes contained in this annual report.

The selected consolidated financial and operating data set forth below is reported in Canadian dollars. However, for the convenience of the reader, the Canadian dollar statement of operations and deficit data for the year ended August 31, 1999 has been translated into U.S. dollars using the average exchange rate in effect during the period, and the Canadian dollar balance sheet data has been translated using the rate in effect as of August 31, 1999. These translations are not necessarily representative of the amounts that would have been reported if the Company had historically reported its financial statements in U.S. dollars. In addition, the rates utilized are not necessarily indicative of the rates in effect at any other time or that may be effective in the future.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                              YEAR ENDED AUGUST 31,
                                                  ----------------------------------------------
                                        CDN$        CDN$         CDN$        CDN$        CDN$        US$
                                        ----        ----         ----        ----        ----       ----
                                        1995        1996         1997        1998        1999       1999

STATEMENT OF OPERATIONS DATA:
CANADIAN GAAP

Revenue............................      $ 4,012       $5,723    $ 23,584    $ 32,457    $ 51,547    $ 34,205
Expenses
  Amortization of programming......           --           --      14,796      23,659      40,296      26,739
  Other costs of production and
    sales..........................        2,851        3,767       4,261       3,577       2,905       1,928
  Selling, general and administra-
    tion expense...................        1,401        2,404       2,453       2,201       3,049       2,023
  Other............................          376          579         640         965       1,672       1,109
                                          ------       ------    --------     -------     -------     -------
Total expenses.....................        4,628        6,750      22,150      30,402      47,922      31,799
                                          ------       ------    --------     -------     -------     -------
Net earnings (loss) from operations.        (616)      (1,027)      1,434       2,055       3,625       2,406
Gain (loss) on sale of capital assets
  and other........................           --                     (333)         --         360         239
Provision (against) limited partner-
  ship revenue interests...........         (297)      (1,073)     (2,313)         --          --          --
Income taxes.......................           --           --          --        (297)     (2,132)     (1,415)
                                          ------       ------    --------     -------     -------     -------
Net earnings (loss)................        $(913)    $( 2,100)   $ (1,212)     $1,758      $1,853      $1,230
                                           =====     ========    ========      ======      ======      ======
Earnings (loss) per common share:(1)

  Basic............................      $( 1.05)      $(1.68)    $ (0.65)     $ 0.68       $0.60       $0.40
  Diluted..........................         --           --          --        $ 0.63       $0.58       $0.39
  Weighted average number of
    common shares..................          892        1,247       1,861       2,603       3,083       3,083
  Diluted number of common
    shares.........................         --           --          --         3,124       3,473       3,473

OTHER OPERATING DATA:
Cash flows provided by (used in):
  Operating activities.............       (1,189)        (515)     13,442      21,473      39,771      26,391
  Investing activities.............          (95)      (1,126)    (16,939)    (28,331)    (44,130)    (29,283)
  Financing activities.............        1,309        1,695       5,118       6,990       6,938       4,604

EBITDA(2)..........................         (223)        (465)      2,074       3,020       5,297       3,515




U.S. GAAP(3)
Earnings (loss) per common share:(1)
  Basic............................      $ (1.05)      $(1.68)    $ (0.80)     $ 0.23       $0.56       $0.37
  Diluted..........................      $ (1.05)      $(1.68)    $ (0.80)     $ 0.23       $0.56       $0.37
  Weighted average number of
    common shares..................          892        1,247       1,511       2,304       2,935       2,935
  Diluted number of common
    shares.........................          892        1,247       1,511       2,304       2,954       2,954



                                                                 AS OF AUGUST 31,
                                                       --------------------------------------
                                           CDN$        CDN$       CDN$        CDN$       CDN$        US$
                                           ----        ----       ----        ----       ----       ----
                                           1995        1996       1997        1998       1999       1999
                                           -----       ----       ----        ----       ----       ----
BALANCE SHEET DATA:
Cash and marketable securities........         $ 70       $ 123    $ 1,744     $ 1,876     $4,455      $2,978
Accounts receivable...................        1,283       1,097      4,799      10,235     19,901      13,305
Production costs in progress..........          112          64      3,862      11,906      3,446       2,304
Investments in television
  programming, net....................           77         462      2,057       5,632     10,227       6,837
Property and equipment, net...........        2,787       4,847      5,048       9,498      7,079       4,733
Goodwill..............................          560         736        597       2,544      3,185       2,129
Total assets..........................        5,370       7,710     18,510      42,187     48,863      32,667


Debt financing(4).....................        2,730       4,706      4,152      10,367     11,172       7,469
Deferred revenue......................           77          83      4,230      10,770      3,980       2,661
Total liabilities.....................        3,818       5,692      9,390      24,454     23,137      15,468
Shareholders' equity..................        1,552       2,018      9,120      17,733     25,726      17,199

(1) Basic earnings per share shown above are based on the weighted average number of shares outstanding during the period. Diluted per share information is not presented under Canadian GAAP if it would disclose a smaller loss per share than the basic earnings per share.

(2) EBITDA represents earnings before interest, taxes, provision against limited partnership revenue interests, gain (loss) on capital assets, depreciation and amortization. For purposes of EBITDA, amortization excludes amortization of programming. The Company has included EBITDA because it feels that some readers will find it useful for evaluating the Company's business and this investment. However, EBITDA should not be considered as an alternative to net earnings, as determined in accordance with Canadian GAAP, as an indicator of the Company's operating performance. In addition, it should not be considered as an alternative to cash flows from operations, as determined in accordance with Canadian GAAP, or as an indicator of the Company's liquidity or available cash. To the extent that EBITDA does represent cash generated by operations, this cash may not be available for management's discretionary use, due to debt service requirements, requirements to invest in television programming, and uncertainties. EBITDA, as presented, may not be comparable to similar computations presented by other companies.

(3) Differences to U.S. GAAP shown above reflect the transfer of 160,000 performance shares to three of the Company's officers and directors. Under Canadian GAAP, the transfer is a capital transaction outside of Peace Arch and is not accounted for as compensatory to any of the individuals who acquired the shares. For U.S. GAAP purposes only, a compensation expense of Cdn$1.2 million was recorded in the year ended August 31, 1998. Effective August 31, 1999 the Company sold real estate and reported a partial gain under Canadian GAAP. Part of the consideration was a note receivable. Under US GAAP this transaction would have been accounted for using the finance method due to the existence of the note receivable and the partial gain of $187,000 would not have been realized.

(4) Debt financing shown above includes both bank indebtedness and long-term debt.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report.

Included in operations for fiscal years ended after 1996 are the accounts of Peace Arch Productions (formerly Sugar Entertainment Ltd.), which was acquired on September 1, 1996. Years subsequent to fiscal 1996 may not be comparable with fiscal 1996 and prior years. Peace Arch Productions made up approximately 73% of revenues in 1997, 86% in 1998 and 92% in 1999.

GENERAL

The Company develops, produces and distributes proprietary television programming for worldwide markets. In 1996 the Company shifted its principal business focus to proprietary television programming from production services for third parties. The Company continues to provide production services on a contract basis. Immediate prospects for future growth depend on the Company's ability to identify, develop and acquire rights to ideas, storylines and other creative concepts and to successfully market its proprietary programming.

BASIS OF PRESENTATION

Revenues and expenses for television programming are realized when the license period has commenced and the program or episode has been shipped. Deferred revenues represent payments received in advance of a program or episode being shipped.

The Company operates through separate subsidiaries established for each production or series. The costs of programming are financed through advances obtained from customers, from borrowings under a bank credit facility and from working capital. Typically, the Company retains the rights to its proprietary programming for exploitation in future periods or in additional markets and media.

Generally, the costs incurred in producing a film or television program are capitalized. These costs include direct production costs, certain exploitation costs, production overhead and interest relating to financing the project, and are recorded net of tax credits. Until the date a program is completed, these costs are capitalized into "Production costs in progress" on the consolidated balance sheet. Costs related to completed proprietary programming are included, net of amortization, in "Investments in television programming" on the consolidated balance sheet. Tax credits are recorded when a program or episode is complete.

Investments in television programming are amortized against revenues in the ratio that the current period's gross revenues from all sources for the program bear to management's estimate of anticipated total gross revenues for such film or program from all sources. Generally, the Company amortizes a minimum of 90% of the production costs over a three-year period. In the event that management should determine that the capitalized costs of a production exceed its recoverable value, capitalized costs would be written down in the current period, resulting in a corresponding decrease in earnings. To date, the Company has taken no material write-downs due to reevaluations of its future estimates of revenues for film or television programs.

Results of operations for any period depend on the number of television programs that are delivered. Consequently, results may fluctuate materially from period-to-period, and the results of any one period may not necessarily indicate results for future periods. Cash flows also may fluctuate and may not closely correspond with revenue recognition.

Revenues from U.S. and international sources generally are payable to the Company in U.S. dollars while costs are denominated primarily in Canadian dollars. Accordingly, results can be affected by fluctuations in the U.S. dollar exchange rate. The results of these fluctuations may be material. To date, the Company has not entered into any material currency hedging instruments. In addition, it has not maintained significant amounts of U.S. dollar balances in order to reduce the risk of exchange rate fluctuations.

Due to the timing of US television seasons and the lead-time required to produce and deliver programs, revenues for the third fiscal quarter have historically been lower than in other fiscal quarters. Management anticipates that fiscal 2000 second quarter results will reflect a delay in production and third quarter results will reflect additional program deliveries. Production services and Other, which represented 8% of fiscal 1999, 14% of 1998 revenues and 26% of 1997 revenues, are not subject to significant seasonal variations.

As consideration for the acquisition of Sugar Entertainment Ltd. in 1996, the Company issued an aggregate of 372,500 Class A shares and Class B shares, giving retroactive effect to the share reclassification and conversion, including 350,000 performance shares which were issued and held in escrow as required by Canadian provincial securities policies to which the Company is subject. The performance shares are subject to release with the consent of the British Columbia securities regulatory agencies, as specified financial performance standards are met. At the time the shares are released from escrow, the Company records increases to goodwill and share capital based on the fair value of the shares at the date the performance can be determined. This additional goodwill is amortized over 20 years. During fiscal 1998, 200,000 of the performance shares were released from escrow, resulting in increases in both goodwill and share capital of $2.0 million. During fiscal 1999, the remaining 150,000 performance shares were earned, resulting in additional goodwill and share capital increases of approximately $0.8 million. The remaining shares were released from escrow September 28, 1999.

In December 1997, beneficial ownership of an aggregate of 160,000 of the performance shares was transferred to three of the Company's officers and directors. The transfer was subject to all of the escrow conditions at the same price per share as was recorded when the performance shares were issued. Under Canadian GAAP, the transfer is a capital transaction not involving Peace Arch and was not accounted for as compensatory to any of the individuals who acquired the shares. However, under U.S. GAAP, a compensation expense of Cdn$1.2 million was recorded in the year ended August 31, 1998 in connection with the release from escrow of 91,428 of the transferred performance shares. See Note 22 to consolidated financial statements for further discussion of this adjustment. A further compensation expense is expected to be recorded in calendar 1999 when the remaining 68,572 of those transferred performance shares still held in escrow are released with the amount to be determined at that date.

OPERATING RESULTS

The Company's shift in business focus has resulted in a trend of increasingly strong operating results that continued in 1999. Revenues reflected a 3-year compound annual growth rate of 108%. Pretax earnings almost doubled from $2 million in 1998 to $4 million in 1999. Net income increased by 5%, which reflect the Company becoming fully taxable during the year.

REVENUES. During the year ended August 31, 1999, revenues increased by 59% over the comparable year, from $32.5 million to $51.5 million. Revenues for 1998 increased by 38% over 1997 revenues of $23.6 million. The Company realized three-year compound annual revenue growth of 108%, due primarily to a significant increase in proprietary programming.

During the year ended August 31, 1999 the Company derived 92% of revenues from proprietary programming, compared with 86% for the prior year. Revenues from this programming increased from $28 million in 1998 to $47.3 million in 1999 representing 69% growth. This growth is primarily due to an increase in program deliveries for the television series "First Wave". The increase in revenues from proprietary programming was partially offset by a $500,000 decrease in production services revenues, from $4.2 million in 1998 to $3.7 million in 1999.

In 1997 the Company derived 74% of revenues from proprietary programming. Fiscal 1998 revenues from proprietary programming grew 60% over the comparable year, due to the addition of the Company's second large-scale television series, First Wave.

AMORTIZATION OF TELEVISION PROGRAMMING. Amortization of programming resulted in a consistent 15% profit margin from proprietary programming over three years ended August 31, 1997, 1998 and 1999. Amortization of programming grew by 70% from $23.7 million in 1998 to $40.3 million in 1999. In 1998 amortization of programming grew by 60% from 1997 amortization of $14.8 million. Amortization increased due to an increase in the production of proprietary programming.

OTHER COSTS OF PRODUCTION AND SALES. Other costs of production and sales declined by 19% in 1999 and 16% in 1998, primarily due to a decrease in the production services business resulting from the Company's change of focus to proprietary television programming.

SELLING, GENERAL AND ADMINISTRATION EXPENSE. Selling, general and administration expense increased by 39% in 1999 from $2.2 million in 1998 to $3.0 million in 1999 primarily due to increased administration expenses associated with the Company's expansion in the area of proprietary programming.

In 1998, selling, general and administration expense decreased by 10%. The decrease was the net result of a $0.9 million reduction in expense due to the sale of the Company's educational video and software business, a $0.5 million increase in administrative expense and a $0.1 million increase in selling expense.

For fiscal 1999, selling, general and administration expense declined to 6% of revenues from 7% in 1998 and 10% in 1997.

INTEREST EXPENSE. Interest expense for fiscal 1999 of $1.2 million is comprised equally of interest on bank indebtedness and interest on long-term debt. Bank indebtedness relates to the Company's credit facility. Long-term debt relates to loans to acquire plant and equipment and other long-term debt. The increase in interest for the year was due primarily to an increase in the Company's bank indebtedness, which at times during the year exceeded $9 million. Although long-term debt decreased by $3 million during the year, $2 million of the decrease occurred on the last day of the year and therefore did not contribute a decrease in expense.

In 1998 interest was comprised $0.13 million from bank indebtedness and $0.45 million from long-term debt. In 1997 substantially all of interest expense was from long-term debt.

TAXES. At August 31, 1999 the Company had accumulated operating losses for tax purposes of approximately $1.3 million, which are available for carry forward to future years. The full benefit of these losses has been recognized as a reduction of the Company's future income tax liability.

During the year ended August 31, 1999 the Company became fully taxable as it recognized the benefit of the last of its losses. The effective tax rate for fiscal 1999 of 53.5% is comprised of the corporate statutory income tax rate of 45.6%, less a 5.0% benefit from the recognition of the Company's remaining tax losses, plus a 12.9% increase due to non-deductible expenses. In fiscal 1998, the Company's effective tax rate was 14.4% comprised of the 45.6% statutory corporate tax rate, less the benefit of its tax losses of 35.1%, plus an increase of 3.9% due to non-deductible expenses. In fiscal 1997, the Company's effective tax rate was nil, comprised of the 45.6% statutory corporate tax rate, less the benefit of its tax losses of 48.6%, plus an increase of 3% due to non-deductible expenses.

LIQUIDITY AND CAPITAL RESOURCES

The Company finances the capital costs of proprietary television programming and other cash requirements principally through advances obtained from customers, borrowings under its bank credit facility and from working capital. The Company has also funded its capital requirements through the issuance of shares, warrants and convertible debentures. The Company has used real estate mortgages to finance the acquisition of its production facilities. Management believes it can earn sufficient cash flow from operations to meet interest commitments on debt.

During fiscal 1999 operating activities provided cash flow of $40 million compared with $21 million in 1998 and $13 million in 1997. This increase was primarily due to an increase in program revenues.

Cash used for investing activities increased to $44 million in fiscal 1999 compared with $28 million in 1998 and $17 million in fiscal 1997 due to a steady increase in production activities and an increase in the average per-episode costs of production. The trend of increased cash used for investing activities is expected to continue in fiscal 2000 as the Company employs the remaining proceeds of its 1999 public offering. An increase in investments in television programming is required in order to maintain sales growth.

Cash flows from financing activities were $6.9 million, compared with $7.0 million in 1998 and $5.1 million in 1997. During the year the Company raised $4.2 million from the issuance of common shares and $1.2 million from the issuance of debentures, of which $0.6 million was repaid during the year. An additional $1.7 million of debt was retired during the year. In 1998 the Company raised $4.9 million from the issuance of share capital and $2 million in debt as compared with $5.8 million raised from the issuance of share capital in 1997. The Company repaid debt in the amount of $1.7 million in fiscal 1998 as compared to $1.1 million in fiscal 1997. At August 31, 1999 total liabilities decreased to $23.1 million from $24.5 million in 1998.

The Company intends to renew its mortgages in the aggregate amount of $3.6 million as they come due over the next two fiscal years. The mortgages are held by wholly owned subsidiaries and are secured by their assets. Debentures in the amount of $0.6 million come due on October 21, 2000.

The Company's principal debt funding is through its $14 million bank credit facility. This facility bears interest at a rate equal to the Canadian prime rate plus 1% per annum, with monthly payments of interest only drawn from an interest reserve held by the bank. The facility is secured by the refundable tax credits, distribution rights to certain film properties and a general security interest on the assets of the Company. During the year, the Company increased borrowings under its credit facility by $4.3 million (1998 - $1.7 million, 1997
- $0.5 million), which leaves an available balance of $9.7 million, subject to certain provisions, at the end of the year.

Management believes that the Company has adequate resources to meet its current cash requirements, and based on the current business activities will have sufficient capital resources to meet its cash requirements for fiscal 2000. If business activities increase substantially during the year, Management anticipates it will have to raise additional capital to meet its cash requirements. Management expects that as the Company grows it will be able to extend its bank facility, however if it is not able to extend this facility it will have to seek additional financing from other sources.

RISKS AND UNCERTAINTIES

There are trends and uncertainties that could impact revenues and earnings from operations. In addition to uncertainty due to the year 2000 issue and the risks referred to in the notes to the consolidated financial statements, there are several other risks specific to the Company and its industry.

BUSINESS RISKS

The business of producing and distributing television programming is highly competitive. The Company faces intense competition with other producers and distributors, many of whom are substantially larger and have greater financial resources. The Company competes with other companies for ideas and storylines created by third parties, as well as for actors, directors and other personnel.

Results of operations for any period depend on the number of television programs that are delivered. Consequently, results may vary materially from period to period, and the results of any one period may not indicate results for future periods. Cash flows may also fluctuate and may not directly correspond with revenue recognition.

Actual production costs may exceed budget, perhaps significantly, due to factors within or beyond the Company's control. These factors may delay or prevent completion of a production. If there are significant cost overruns, the Company may have to seek additional financing to complete the production. Financing on terms acceptable to the Company may not be available. The Company may be unable to recoup the additional costs, which could have a material adverse impact on operating results and liquidity.

Revenues derived from the production and distribution of television programming depend primarily upon acceptance by the public, which is difficult to predict. Some or all of the proprietary television programs of the Company may not be commercially successful, resulting in its failure to recoup its investment or realize its anticipated profits.

Investments in television programming are amortized against revenues in the ratio that current revenues bear to management's estimate of aggregate anticipated gross revenues for the program. Generally the Company amortizes a minimum of 90% of the costs over a three-year period. Management periodically reviews its estimates and adjusts the amortization of its programs accordingly. In the event that management should determine that capitalized costs for a program exceed its recoverable value, capitalized costs would be written down in the current period, resulting in a corresponding decrease in earnings. Although to date the Company has taken no material write-down due to revaluation of its revenue estimates for television programs, no assurance can be provided that a material write-down will not occur.

Revenues have grown from $23.6 million in 1997 to $51.5 in 1999. This rapid growth has placed increasing demands on the Company's financial resources, and will continue to do so as the Company pursues its expansion strategy. There is no assurance that the Company will have the liquidity and financial resources to continue this rate of expansion.

GOVERNMENT INCENTIVES

The BC film industry has been experiencing a trend of rapid growth. This growth could have a positive effect on the Company's revenues and income from operations. Refundable tax credits are important to the Company's business. If these tax credits were to be discontinued, revenues and earnings from operations may not continue to increase or may decline causing a decrease in liquidity.

YEAR 2000

Many existing computer programs and other systems in use today were designed and developed without considering the change in century, which could lead to the failure of computer applications or create erroneous results by the Year 2000 and for some time following the Year 2000. The Year 2000 issue is a broad business issue, the impact of which extends beyond traditional computer hardware and software to possible failure of other systems and instrumentation, including equipment used by the Company and by third parties with which the Company does business.

The Company has completed a remediation plan, including analysis, planning, implementation, testing and contingency planning. Under this plan the Company has replaced and modified as necessary some of its key systems with systems that are expected to be Year 2000 compliant. The Company was unable to ascertain from all its customers and suppliers that they have adequately addressed the Year 2000 issue. As such, there is uncertainty that the business of such third parties will not be disrupted, which could have a material adverse impact on the Company's business. There is no assurance that the Company's contingency plan will be adequate to safeguard against unanticipated problems that arise due to the Year 2000 issue.

In the worst-case scenario, the Company may miss delivery dates for its programs due to an inability to procure supplies, such as film, and services, such as special effects work and sound, and to deliver the final program due to transportation problems. Postponing delivery could cause payments to be postponed and may cause a postponement in realizing revenues and related costs. In addition, once the Company's programs are delivered, its customers may be unable to process payments. The Company has identified alternate suppliers and will provide adequate liquidity to meet a possible delay in cash receipts.

To date, the Company has not experienced any material disruption of its business due to the Year 2000 issue.

INFLATION

Historically, inflation has not had a material impact on the Company's results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

Note 22 to the Consolidated Financial Statements sets forth differences between Canadian GAAP and U.S. GAAP. In addition to the U.S. GAAP issues taken into account in the preparation of Note 22, there have been accounting standards issued by the Financial Accounting Standards Board (the "FASB") or other bodies in the U.S. that may become applicable to the Company's reported results but that it has not yet adopted because such standards are not effective for the periods presented.

In June 1998, FAS 133, "Accounting for Derivative Instruments and Hedging Activities", was issued. FAS 133 provides comprehensive standards for the recognition and measurement of derivative and hedging activities. Generally, FAS 133 requires that all derivatives be recorded on the balance sheet at their fair value and establishes new accounting requirements for different types of hedging activities. FAS 133 is effective for fiscal years beginning after June 15, 2000. Management does not believe that the adoption of FAS 133 will materially impact the reported historical financial position or results of operations as set out in the consolidated financial statements of the Company.

In October 1998, the FASB released an exposure draft of the proposed statement on recission of FAS 53. If adopted, companies previously subject to the requirements of FAS 53 would follow the guidance of a proposed Statement of Position ("SOP"), "Accounting by Producers and Distributors of Films". This proposed SOP has not been finalized and its effective date is not certain. Management has not concluded what, if any, impact these proposals will have on the Company's reported historical financial position or results of operations due to the preliminary stages of the proposed SOP.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Company intends some statements in this report, including statements set forth under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this report, regarding, among other things, the Company's plans to grow, future financial position, business strategies, budgets, projected costs and plans and objectives of management for future operations, to be "forward-looking statements." Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," or "believe," or the negative thereof, or variations thereon or similar terminology. Prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Forward-looking statements involve unknown and uncertain risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations are disclosed under "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this report. Although Management believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is subject to two main market risks: Interest rate risk and foreign currency exchange risk.

The interest rate risk arises through the Company's $14.0 million bank credit facility. This facility bears interest at a rate equal to the Canadian prime rate plus 1% per annum. As of August 31, 1999, the Company had borrowings of $6.9 million outstanding under the credit facility, resulting in an annual interest payment of $652,260. A 1% increase in the Canadian prime rate would raise the Company's annual interest payment for fiscal 1999 to approximately $707,000.

Revenues are typically received from US and international sources in US dollars while costs are payable primarily in Canadian dollars. Accordingly, operating results can be affected by fluctuations in the US dollar exchange rate. Currency exchange rates are determined by market factors beyond the Company's control and may vary substantially during the course of a production. If the Canadian dollar were to strengthen in relation to the U.S. dollar, the Company's effective costs would rise in relation to its revenues. The Company does not maintain US currency balances in excess of its estimated US payables. To date the Company has not entered into agreements for any material hedging instruments.

ITEM 10. DIRECTORS AND OFFICERS OF THE REGISTRANT

The following table lists as of January 31, 2000 the names of the Directors and/or Executive Officers of the Company. The Directors have served in their respective capacities since their election and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. The Executive Officers are appointed by the Directors and serve until the earlier of their resignation or removal with or without cause by the Directors. All Directors and Executive Officers are residents and citizens of Canada.


------------------------------- ---------------------- -------------------------------------------------- ----------
NAME                            DIRECTOR SINCE         OFFICE HELD                                        AGE

------------------------------- ---------------------- -------------------------------------------------- ----------
STEPHEN CHEIKES                 January 20, 1998       Director and Compensation Committee Member         51
------------------------------- ---------------------- -------------------------------------------------- ----------
DARRELL ELLIOTT                 August 20, 1998        Director, Audit (Chairman) and Compensation        52
                                                       Committees Member
------------------------------- ---------------------- -------------------------------------------------- ----------
TIMOTHY GAMBLE                  October 22, 1986       Director and President of the Company              43
------------------------------- ---------------------- -------------------------------------------------- ----------
YAD GARCHA                      July 7, 1998           Director, Audit, Nominating and Compensation       41
                                                       (Chairman) Committees Member
------------------------------- ---------------------- -------------------------------------------------- ----------
JULIET JONES                    Not Applicable         Chief Financial Officer of the Company since       34
                                                       November 1995
------------------------------- ---------------------- -------------------------------------------------- ----------
VINCENT LUM                     November 19, 1998      Director, Audit and Nominating (Chairman)          40
                                                       Committees Member
------------------------------- ---------------------- -------------------------------------------------- ----------
W.D. CAMERON WHITE              February 12, 1993      Director and Chief Executive Officer of the        43
                                                       Company.  Also Nominating Committee Member
------------------------------- ---------------------- -------------------------------------------------- ----------
LARRY SUGAR                     Not Applicable         Past President of Peace Arch Productions Inc       54
                                                       (formerly Sugar Entertainment)
------------------------------- ---------------------- -------------------------------------------------- ----------

TIMOTHY GAMBLE is our founder and has served as President and as director since our inception in 1986. Mr. Gamble takes principal responsibility for business development, marketing and corporate finance matters. He has been involved in the production of numerous feature films, such as "Cadence," starring Martin Sheen and Charlie Sheen.

W.D. CAMERON WHITE is our Chief Executive Officer, having joined us on a full-time basis in 1994. Prior to joining us, Mr. White was a corporate and securities lawyer specializing in mergers and acquisitions and public and private financings for emerging growth companies at White & Associates Barristers and Solicitors from 1992-1994 and at Worrall Scott & Page, Barristers and Solicitors, from 1981 to 1992. Mr. White is responsible for strategic planning, acquisitions and corporate finance. Mr. White has been a director since February 1993.

JULIET JONES has been our Chief Financial Officer since February 1996, and has been with us since 1991. Ms. Jones is responsible for overseeing all accounting and audit functions, operations management, financial planning and cash flow analysis and controls. Ms. Jones is a member of the Certified General Accountants Association of British Columbia and Canada.

LARRY SUGAR until January 2000, was the President of Peace Arch Productions Inc. (formerly Sugar Entertainment Ltd.), our wholly owned subsidiary which we acquired from him in 1996, and has served in that capacity since Sugar Entertainment Ltd. was incorporated in March 1996. Sugar Entertainment Ltd. produces most of our proprietary television programming. Mr. Sugar has over 25 years of experience in the feature film and television industry. Mr. Sugar has held a number of senior industry positions, including President of International Distribution for Republic Pictures from 1989 to 1991, President of Distribution for CBS Television from 1985 to 1986, President of International Distribution for Weintraub Entertainment Group from 1987 to 1989 and President of Lorimar International from 1981 to 1985. In addition to heading up our creative team, Mr. Sugar assists with the development and financing of television projects, as well as the expansion of our international distribution presence.

STEPHEN CHEIKES has been a member of our board of directors since January 1998. He is the co-founder, Chief Executive Officer and a director of Monarch Entertainment Corporation, a British Columbia film finance company. Prior to founding Monarch in 1993, Mr. Cheikes was a principal and senior executive of the Beacon Group of Companies, from 1987 to 1992. He also practiced entertainment law in Los Angeles from 1977 to 1987.

DARRELL ELLIOTT has been a member of our board of directors since August 1998. He has been president of Isuma Strategies Inc., a private strategic advisory company, since 1998. Mr. Elliott worked for approximately nine years until August 1998 with Royal Bank Capital Corporation as Regional Vice President. Mr. Elliott has 27 years of merchant banking, venture capital and analogous operating experience in Africa, Europe and Canada and has served on numerous boards of directors. Mr. Elliott is currently a director of Nortran Pharmaceuticals Inc., a publicly traded company listed on the Vancouver Stock Exchange and traded on the OTC Bulletin Board. He is also currently a director of Develcon Electronics Ltd., a publicly traded company on The Toronto Stock Exchange, and Vianet Technologies Inc., a publicly traded company on the OTC Bulletin Board.

YAD GARCHA has been a member of our board of directors since 1998. He has been Vice President of Growthworks Capital Ltd., a venture capital company, since 1998. Prior to joining Growthworks Capital Ltd., Mr. Garcha was Vice-President of Investment of the Working Opportunity Fund (EVCC) ("WOF"), a venture capital company, from 1994 to 1998. Mr. Garcha initially worked in commercial banking with the Bank of Montreal from 1986 to 1988 before becoming an Investment Manager with the Federal Business Development Bank from 1988 to 1994. Mr. Garcha has an aggregate of more than 12 years experience in banking and finance and, in addition to serving on our board, currently serves on the board of several bio-technology companies. Mr. Garcha has been a director since July 1998. Mr. Garcha was nominated to our board pursuant to the agreement between WOF and us that so long as WOF continues to hold a specified number of our shares, WOF will have the right to have a director-nominee nominated to the board. Mr. Garcha is a director of Angiotech Pharmaceutical Inc., a publicly traded company on The Toronto Stock Exchange, and is a director of Stressgen Biotechnologies Corp., a publicly traded company on both The Toronto Stock Exchange and the Vancouver Stock Exchange.

VINCENT LUM has been a member of our board of directors since November 1998. He has been an Investment Manager of Royal Bank Capital Corporation ("RBCC") since 1997. From 1993 until 1997, Mr. Lum was involved in early-stage investments in technology companies for the B.C. Advanced Systems Institute. Mr. Lum was nominated to our board pursuant to the agreement between RBCC and us which provides that so long as RBCC or any of its affiliates holds our shares, RBCC shall have the right to have a director-nominee nominated to the board.

Our directors are all elected annually at our shareholders meetings for one-year terms and serve until their successors are elected and qualified or they sooner resign. RBCC and WOF each have a right to nominate one of the directors. As a British Columbia corporation, we are required by British Columbia corporate laws to include on our board of directors at least one person ordinarily resident in British Columbia and a majority of persons ordinarily resident in Canada. This requirement may limit the persons eligible to serve on our board in the future.

The Board of Directors met six (6) times in fiscal 1999. Under the B.C. Company Act, a majority of the Board of Directors must be resident Canadians and at least one member of the Board of Directors must ordinarily be resident in the Province of British Columbia. All of the Directors of the Company reside in the Province of British Columbia and all are Canadians.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he/she was selected as a Director or Executive Officer.

There are no family relationships between any two or more Directors or Executive Officers. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

ITEM 11. COMPENSATION TO DIRECTORS AND OFFICERS

During the most recently completed fiscal year, the non-employee Directors of the Company were paid a yearly retainer of $5,000. As well, these Directors are paid $500 for each Directors' or Committee Meeting attended in person and $300 for each Directors' or Committee Meeting attended by conference call. Chairpersons of any Directors' or Committee Meeting were paid twice that of a non-chair member. Incentive stock options were granted pursuant to the Company's Stock Option Plan to non-employee Directors of the Company during the last completed financial year to purchase up to 20,000 Class A Shares at a price of $9.50 per share and 20,000 Class B Shares at a price of $9.50 per share exercisable on or before 16th February 2004, none of which were exercised. No stock options were exercised by any non-employee Directors.

The aggregate cash compensation paid or payable to officers and directors, as a group, of the Company and its subsidiaries for services rendered during the fiscal year ended August 31, 1999 was $2,755,500.

The following table sets forth all annual and long term compensation for services to the Company for the three most recently completed financial years as at 31st August 1999 in respect of the Named Executive Officers. At the end of the most recently completed financial year, the Company had four Named Executive Officers, Cameron White, the Company's CEO, Timothy Gamble, the Company's President, Juliet Jones, the Company's CFO and Larry Sugar, President of the Company's subsidiary, Peace Arch Productions Inc. (the "Named Executive Officers"). There were no other executive officers of the Company, or other individuals, whose total compensation exceeded $100,000 during the financial year ended 31st August 1999.

Subsequent to the year end, Mr. Sugar resigned as the President of Peace Arch Productions Inc. (formerly Sugar Entertainment Ltd.). Mr. Sugar is negotiating a "first look" arrangement with Peace Arch Productions whereby Peace Arch Productions will have the first opportunity to produce all future programs under Mr. Sugar's control.

----------------------- ---------------------------------------- ---------------------------------- -----------------
                                  ANNUAL COMPENSATION                 LONG TERM COMPENSATION
                        ---------------------------------------- ----------------------------------
                                                                       AWARDS           PAYOUTS
                        ----------- ---------- ----------------- -------------------- -------------
                                                 OTHER ANNUAL                                          ALL OTHER
  NAME AND PRINCIPAL      SALARY      BONUS     COMPENSATION     SECURITIES UNDER    LTIP PAYOUTS    COMPENSATION
       POSITION            ($)         ($)           ($)         OPTION GRANTED (#)       ($)             ($)
----------------------- ----------- ---------- ----------------- -------------------- ------------- -----------------
WD Cameron               $165,000      Nil        $35,000[1]             Nil            $100,000          Nil
White, CEO
----------------------- ----------- ---------- ----------------- -------------------- ------------- -----------------
Timothy Gamble,          $165,000      Nil        $35,000[2]             Nil            $100,000          Nil
President
----------------------- ----------- ---------- ----------------- -------------------- ------------- -----------------
Juliet  Jones,   Chief   $120,000      Nil           Nil                 Nil            $60,000           Nil
Financial Officer
----------------------- ----------- ---------- ----------------- -------------------- ------------- -----------------
Larry Sugar                Nil         Nil           Nil                 Nil              Nil        $1,956,000[3]
President,  Peace Arch
Productions Inc.
----------------------- ----------- ---------- ----------------- -------------------- ------------- -----------------

[1]      A company controlled by Mr. White received fees of $35,000 in 1999.
[2]      A company controlled by Mr. Gamble received fees of $35,000 in 1999.
[3]      Paid as production fees.


                           LONG TERM INCENTIVE PLANS -
                AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

---------------------------- ------------------ ---------------------- ---------------------------------------------
                                                                             ESTIMATED FUTURE PAYOUTS UNDER
                                                                             NON-SECURITIES-PRICE-BASED PLANS
                             SECURITIES UNITS   PERFORMANCE OR OTHER   --------------- --------------- -------------
                              OR OTHER RIGHTS        PERIOD UNIT         THRESHHOLD        TARGET        MAXIMUM
           NAME                     (#)         MATURATION OR PAYOUT      ($ OR #)        ($ OR #)       ($ OR #)
---------------------------- ------------------ ---------------------- --------------- --------------- -------------
W.D. Cameron White                  N/A            August 31, 1999          N/A             N/A            N/A
---------------------------- ------------------ ---------------------- --------------- --------------- -------------
Timothy Gamble                      N/A            August 31, 1999          N/A             N/A            N/A
---------------------------- ------------------ ---------------------- --------------- --------------- -------------
Juliet Jones                        N/A            August 31, 1999          N/A             N/A            N/A
---------------------------- ------------------ ---------------------- --------------- --------------- -------------

The maximum Performance Bonus entitlement shall be equal to 50% of each of Messrs. White, Gamble and Ms. Jones' (collectively, the "Employee") base salary during the relevant fiscal year. For greater certainty, the Employees' base salary during the fiscal year ended August 31, 1999 shall be deemed to be $200,000 per annum in the case of Messrs. White and Gamble and $120,000 per annum in the case of Ms. Jones.

The actual entitlement shall be based on the share price performance of the Company's shares and shall be calculated as a percentage of the maximum entitlement. The percentage increase or decrease of the Company's shares during the year shall be compared to the share price performance of a peer group of companies (the "Peer Group"). The composition of the Peer Group shall be determined by the Compensation Committee of the Company and the Employee at the beginning of each fiscal year.

If the price performance of the Company's shares ranks in the top quartile of the Peer Group, the Employee will earn the maximum Performance Bonus. If the price performance of the Company's shares ranks in the second quartile, the Employee will earn 50% of the maximum Performance Bonus. If the price performance of the Company's shares ranks in the lower half of the Peer Group, the Employee will not be entitled to the Performance Bonus. Price performance will be calculated based on a 10 day trading average taken during the last five and the first five trading days of each fiscal year.

         OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

During the most recently completed financial year, there were no options granted to the Named Executive Officers.

Except for the Company's Stock Option Plan, there are no plans in effect pursuant to which cash or non-cash compensation was paid or distributed to Named Executive Officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year. The Company does not have any pension plans or retirement benefit plans.

ITEM 12 OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

CLASS B STOCK OPTIONS OUTSTANDING AS AT JANUARY 31, 2000

---------------------------- ------------------ ------------------------ ------------------ ------------------------
NAME                         TITLE              EXPIRY DATE                    PRICE        NO. OF B OPTIONS
---------------------------- ------------------ ------------------------ ------------------ ------------------------
Employee                                        Jan 24/01                     $11.20                  375
---------------------------- ------------------ ------------------------ ------------------ ------------------------
T. Gamble                    President          Mar 29/01                     $14.00                12,250
---------------------------- ------------------ ------------------------ ------------------ ------------------------
Employees                                       Mar 29/01                     $14.00                11,250
---------------------------- ------------------ ------------------------ ------------------ ------------------------
Employee                                        May 9/01                      $19.40                  500
---------------------------- ------------------ ------------------------ ------------------ ------------------------
WDC White                    CEO                Oct 15/96                     $13.50                12,025
---------------------------- ------------------ ------------------------ ------------------ ------------------------
Juliet Jones                 CFO                Oct 15/96                     $13.50                 5,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
Employees                                       Oct 15/01                     $13.50                 6,500
---------------------------- ------------------ ------------------------ ------------------ ------------------------
WDC White                    CEO                June 2/02                     $13.00                 4,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
J. Jones                     CFO                June 2/02                     $13.00                 3,800
---------------------------- ------------------ ------------------------ ------------------ ------------------------
T. Gamble                    President          June 2/02                     $13.00                 4,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
Employees                                       June 2/02                     $13.00                 5,700
---------------------------- ------------------ ------------------------ ------------------ ------------------------
T. Gamble                    President          Mar 23/03                      $9.50                 7,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------




---------------------------- ------------------ ------------------------ ------------------ ------------------------
WDCWhite                     CEO                Mar 23/03                      $9.50                 7,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
J. Jones                     CFO                Mar 23/03                      $9.50                 5,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
S. Cheikes                   Director           Mar 23/03                      $9.50                10,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
Employees                                       Mar 23/03                      $9.50                31,500
---------------------------- ------------------ ------------------------ ------------------ ------------------------
Employees                                       Nov 19/03                      $7.50                 5,700
---------------------------- ------------------ ------------------------ ------------------ ------------------------
Y. Garcha                    Director           Feb 16/04                      $9.50                 5,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
V. Lum                       Director           Feb 16/04                      $9.50                 5,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
D. Elliott                   Director           Feb 16/04                      $9.50                 5,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
S. Cheikes                   Director           Feb 16/04                      $9.50                 5,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
C. White                     CEO                Jan 13/00                      $5.50                25,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
T. Gamble                    President          Jan 13/00                      $5.50                25,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
J. Jones                     CFO                Jan 13/00                      $5.50                25,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
Employees                                       Jan 13/00                      $5.50                113,070
---------------------------- ------------------ ------------------------ ------------------ ------------------------

---------------------------- ------------------ ------------------------ ------------------ ------------------------
                                                                                     TOTAL          339,670
---------------------------- ------------------ ------------------------ ------------------ ------------------------

CLASS B WARRANTS OUTSTANDING AS AT JANUARY 31, 2000

------------------------- ---------------------- ----------------------------- ------------- ----------------------
DATE OF ISSUANCE OF THE   NUMBER OF WARRANTS     NUMBER OF WARRANTS            EXERCISE      EXPIRY DATE OF
WARRANTS                  ISSUED                 CURRENTLY OUTSTANDING         PRICE         WARRANTS
------------------------- ---------------------- ----------------------------- ------------- ----------------------
October 21, 1998          50,000 Class B         50,000 Class B                $6.25         October 21, 2000
------------------------- ---------------------- ----------------------------- ------------- ----------------------
August 3, 1999            75,000 Class B         75,000 Class B                $6.75         August 3, 2004
------------------------- ---------------------- ----------------------------- ------------- ----------------------

The total amount of securities called for by all such options and warrants held by directors and officers as a group is 165,075.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

As at February 28, 1999, there was no indebtedness of any director, executive officer, senior officer or associate of them to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee purchase program or otherwise.

The Company's only material transactions since the beginning of the last fiscal year in which any of its directors or executive officers, or any principal shareholder, or any associate or affiliate of them, has or had a material interest, direct or indirect, were as follows.

In March 1996, the Company issued three-year 12% convertible debentures in the aggregate principal amount of $500,000. The debentures were convertible into 13,158 Class A shares and 13,158 Class B shares. The debentures originally matured on March 31, 1999. The maturity date was extended to July 31, 1999. Messrs. Gamble and White, two of the Company's directors and officers, each purchased $100,000 principal amount of the debentures. The debentures were repaid August 5, 1999.

In October 1997, Mr. Cheikes, a director, loaned the Company $200,000 toward the purchase of its property on West 1st Avenue in Vancouver. In February 1998, Messrs. Gamble and White each loaned the Company $100,000 toward the purchase. The loans bore interest at 12% per annum and were unsecured, with no specific terms of repayment. These loans were repaid in full in February 1999.

In accordance with his employment agreement, Larry Sugar, the President of Peace Arch Productions Inc., a wholly-owned subsidiary of the Company, received an annual salary of $1.00 per year for 1998 and 1999 and the Company paid him producer's, writer's and director's fees. The Company paid aggregate fees to Mr. Sugar of $1,285,000 and $1,956,000 in 1998 and 1999.

The Company paid consulting fees to Plantation Capital Corp., a British Columbia corporation owned and controlled by Mr. Gamble, of $35,000 in fiscal year 1999. These fees were for consulting services rendered to the Company. The arrangement was terminated effective March 31, 1999.

The Company paid consulting fees to W.D. Cameron White Law Corporation, a British Columbia corporation owned and controlled by Mr. White, of $35,000 in fiscal year 1999 for legal and other services provided to the Company. The arrangement was terminated effective March 31, 1999.

In May 1998, Working Opportunity Fund (EVCC) Ltd. ("WOF"), the Company and Messrs. Sugar, White and Gamble entered into a shareholders agreement which allows WOF to nominate a director, provides WOF with pre-emptive rights in future securities offerings, registration rights and includes rights of first refusal and other buy-sell and protective provisions to each of the parties in the event of proposed transfer by the others. The agreement, other than WOF's right to designate a director, terminates in various circumstances, including in the event the Company completes a financing that raises more than $7.0 million from parties other than WOF. In July 1998, the Company entered into an agreement with Royal Bank Capital Corp. ("RBCC") which grants RBCC substantially the same rights.

By agreement dated September 1, 1996, the Company acquired all of the issued and outstanding common shares of Peace Arch Productions Inc. In consideration for the acquisition, the Company issued an aggregate of 22,500 Class A shares and Class B shares, which are referred to as "trading shares", at a deemed price of $10.00 per share and an aggregate of 350,000 Class A shares and Class B shares, which are referred to as "performance shares", at a deemed price of $0.10 per share. The trading shares and performance shares were subject to resale restrictions whereby they could not be traded for a period of one year from the date of issuance. The performance shares are held in escrow and may only be released at a rate of one performance share for each $10.00 of cash flow generated by Peace Arch Productions Inc. Additionally, the performance shares may only be released if the Company meets its current financial obligations in the ordinary course of business, remain in good standing under local securities laws and receive the consent of the British Columbia Securities Commission. All performance shares not released within five years of the escrow agreement must be returned to the Company for cancellation. During the term of the escrow, Mr. Sugar is not entitled to voting, dividend or any dissolution rights on any of the performance shares not released. During the year ended August 31, 1999, all of the 350,000 performance shares were released from escrow.

In December 1997, 160,000 of the 350,000 performance shares were transferred, subject to the escrow, to Mr. Gamble and Mr. White, who each received 70,000 shares, and to Ms. Jones, who received 20,000 shares. The transfer was subject to all of the escrow conditions at the same price per share as was recorded when the performance shares were issued. These amounts are also allocated equally between Class A shares and Class B shares.

A loan in the amount of $0.3 million was repaid in August 1999. The loan was bearing interest at 12% per annum was due March 1, 1999, which was been extended to July 31, 1999. The loan was personally guaranteed by Messrs. Gamble and White.

PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

Not applicable.

PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

Not Applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

Not Applicable.

PART IV

ITEM 17. FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Generally Accepted Accounting Principles (GAAP) in Canada, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as described in Note 22 to the audited financial statements included herein.

ITEM 18. FINANCIAL STATEMENTS

The Registrant has elected to provide financial statements pursuant to Item #17.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(A) The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) in Canada, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP.

The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Annual Report. The report of KPMG LLP, Chartered Accountants for fiscal 1998 and 1999 and the report of Ellis Foster, Chartered Accountants for fiscal 1998, are included herein immediately preceding the financial statements.

The following financial statements are filed as part of this Annual Report on Form 20-F:

Audited Financial Statements for the years ended August 31, 1997, 1998 and
1999

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  PEACE ARCH ENTERTAINMENT GROUP INC.

                               By:        /s/ W.D. CAMERON WHITE
                                     -----------------------------------
                                              W.D. Cameron White
                                        Chief Executive Officer and
                                                 a Director

Date:  February 29, 2000

AUDITORS' REPORT

We have audited the consolidated balance sheets of Peace Arch Entertainment Group Inc. (formerly known as Vidatron Entertainment Group Inc.) as at August 31, 1999 and 1998 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in Canada. As required by the Company Act (British Columbia) we report that , in our opinion, these principles have been applied on a consistent basis.

Significant differences between Canadian and United States accounting principles are explained and qualified in note 22 to the financial statements.

The consolidated statements of operations, deficit and cash flows for the year ended August 31, 1997 were audited by other auditors who expressed an opinion without reservation on these statements in their report dated November 12, 1997.

/S/ KPMG LLP

Chartered Accountants
Vancouver, Canada
November 17, 1999

AUDITORS' REPORT

We have audited the consolidated balance sheets of Peace Arch Entertainment Group Inc. (formerly known as Vidatron Entertainment Group Inc.) as at August 31, 1997 the consolidated statements of operations, deficit and cash flows for the year ended 1997 and 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 1997 and the results of its operations and its cash flows for the years ended August 31, 1997 and 1996 in accordance with generally accepted accounting principles in Canada.

Significant differences between Canadian and United States accounting principles are explained and qualified in note 22 to the financial statements.

/S/ ELLIS FOSTER

Chartered Accountants
Vancouver, Canada
November 12, 1997

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                  (FORMERLY VIDATRON ENTERTAINMENT GROUP INC.)

                      AMERICAN STOCK EXCHANGE - SYMBOL PAE
                  TORONTO STOCK EXCHANGE - SYMBOL PAE.A, PAE.B

                                  ANNUAL REPORT

                               FOR THE YEARS ENDED
                         AUGUST 31, 1997, 1998 AND 1999

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                  (FORMERLY VIDATRON ENTERTAINMENT GROUP INC.)

                           CONSOLIDATED BALANCE SHEETS
                         AS AT AUGUST 31, 1998 AND 1999

(Expressed in thousands of Canadian dollars)
=============================================================================================================================
                                                                                                    1998               1999
-------------------------------------------------------------------------------------------------------------  --------------
ASSETS

Cash and cash equivalents                                                                     $    1,876          $   4,455
Accounts receivable (note 3)                                                                      10,235             19,901
Productions in progress                                                                           11,906              3,446
Prepaid expenses and deposits                                                                        367                292
Investment in television programming (note 4)                                                      5,632             10,227
Property and equipment (note 5)                                                                    9,498              7,079
Deferred costs                                                                                       129                278
Goodwill and trademarks (note 6)                                                                   2,544              3,185
-----------------------------------------------------------------------------------------------------------------------------

                                                                                              $   42,187          $  48,863
=============================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Bank indebtedness (note 7)                                                                    $    2,649          $   6,932
Accounts payable and accrued liabilities                                                           3,317              6,674
Loans due to directors and shareholders (note 8)                                                     400                  -
Deferred revenue                                                                                  10,770              3,980
Deferred gain (note 13(b))                                                                             -                514
Future income taxes (note 15)                                                                          -                797
Debt (note 9)                                                                                      7,318              4,240
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                  24,454             23,137
-----------------------------------------------------------------------------------------------------------------------------

Shareholders' equity:
  Share capital (note 11)                                                                         26,178             32,182
  Authorized:
    100,000,000 Class A Multiple Voting Shares
      Issued - 1,517,965 (August 31, 1998 - 1,512,965)
    100,000,000 Class B Subordinate Voting Shares
      Issued - 2,267,978 (August 31, 1998 - 1,512,978)
    25,000,000 Preference Shares, issuable in series;
      Issued - nil
  Other paid-up capital                                                                                -                136
  Deficit                                                                                         (8,445)            (6,592)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                  17,733             25,726
-----------------------------------------------------------------------------------------------------------------------------

                                                                                              $   42,187          $  48,863
=============================================================================================================================

Commitments and contingencies (notes 10 and 21)

 The accompanying notes are an integral part of the consolidated financial statements

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                  (FORMERLY VIDATRON ENTERTAINMENT GROUP INC.)

                      CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE YEARS ENDED AUGUST 31, 1997, 1998 AND 1999


(Expressed in thousands of Canadian dollars except per share information)
============================================================================================================================
                                                                                     1997           1998            1999
----------------------------------------------------------------------------------------------------------------------------
Revenue                                                                        $  23,584        $ 32,457          $  51,547

Expenses:
  Amortization of television programming                                          14,796          23,659             40,296
  Other costs of production and sales                                              4,261           3,577              2,905
  Depreciation and amortization                                                      273             389                484
  Selling, general and administrative                                              2,453           2,201              3,049
  Interest (note 12)                                                                 367             576              1,188
----------------------------------------------------------------------------------------------------------------------------
                                                                                  22,150          30,402             47,922
----------------------------------------------------------------------------------------------------------------------------

Earnings from operations before undernoted                                         1,434           2,055              3,625

  Gain (loss) on sale of assets (note 13)                                           (333)              -                360
  Provision against Limited Partnership interests (note 14)                       (2,313)              -                  -
----------------------------------------------------------------------------------------------------------------------------
                                                                                  (2,646)              -                360
----------------------------------------------------------------------------------------------------------------------------

Earnings (loss) before income taxes                                               (1,212)          2,055              3,985
Income taxes (note 15)                                                                 -             297              2,132
----------------------------------------------------------------------------------------------------------------------------

Net earnings (loss)                                                            $  (1,212)       $  1,758          $   1,853
============================================================================================================================


Basic net earnings (loss) per common share (note 16)                           $   (0.65)       $   0.68          $    0.60
============================================================================================================================


Fully diluted earnings (loss) per common share (note 16)                       $   (0.65)       $   0.63          $    0.58
============================================================================================================================

    The accompanying notes are an integral part of the consolidated financial statements

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                  (FORMERLY VIDATRON ENTERTAINMENT GROUP INC.)

                       CONSOLIDATED STATEMENTS OF DEFICIT
For the Years Ended August 31, 1997, 1998 and 1999


(Expressed in thousands of Canadian dollars)
============================================================================================================================
                                                                                   1997              1998              1999
----------------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                                    $  (8,991)        $ (10,203)        $  (8,445)

Net earnings (loss) for the year                                                 (1,212)           1,758             1,853
----------------------------------------------------------------------------------------------------------------------------

Balance, end of year                                                          $ (10,203)        $  (8,445)        $  (6,592)
============================================================================================================================

    The accompanying notes are an integral part of the consolidated financial statements

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                  (FORMERLY VIDATRON ENTERTAINMENT GROUP INC.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED AUGUST 31, 1997, 1998 AND 1999

(Expressed in thousands of Canadian dollars)
=============================================================================================================================
                                                                                   1997              1998              1999
-----------------------------------------------------------------------------------------------------------------------------
Operating activities:
    Net earnings (loss)                                                       $ (1,212)          $  1,758           $  1,853
    Items not involving cash:
       Depreciation and amortization                                            15,245             24,513             40,119
       Interest on debt discount                                                     -                  -                 96
       Future income taxes                                                           -                  -              1,816
       Loss (Gain) on sale of assets                                               333                  -               (361)
       Provision against Limited Partnership interest                            2,313                  -                  -
       Other                                                                        20                 19                  7
    Changes in non-cash working capital (note 17)                               (3,257)            (4,817)            (3,759)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                13,442             21,473             39,771
-----------------------------------------------------------------------------------------------------------------------------

Investing activities:
    Investment in television programming                                       (16,567)           (27,698)           (44,231)
    Increase in deferred costs                                                    (208)                 -               (243)
    Increase in goodwill and trademarks                                              -                  -                (12)
    Property and equipment acquired                                               (709)              (633)              (270)
    Proceeds on sale of assets, net (note 13)                                      545                  -                626
-----------------------------------------------------------------------------------------------------------------------------
                                                                               (16,939)           (28,331)           (44,130)
-----------------------------------------------------------------------------------------------------------------------------

Financing activities:
    Issue of common shares, net                                                  5,755              4,875              4,177
    Increase (repayments) in loans due to directors and shareholders              (221)               378               (386)
    Increase in bank indebtedness                                                  454              1,704              4,282
    Increase in debt                                                                17              1,737              1,200
    Repayment of debt                                                             (887)            (1,704)            (2,335)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                 5,118              6,990              6,938
-----------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                                 1,621                132              2,579
Cash and cash equivalents, beginning of year                                       123              1,744              1,876
-----------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                                        $  1,744           $  1,876           $  4,455
=============================================================================================================================

Supplementary information:

    Interest paid (net of amounts capitalized)                                $    338           $    543           $  1,142
    Income taxes paid                                                                -                  -                 12
    Non-cash transactions:
       Property acquired through increase in long-term debt                          -              4,100                  -
       Property sold through decrease in long-term debt and increase
       in accounts receivable (note 13(b))                                           -                  -              2,467

    Value assigned to common shares issued:
       On acquisition of product revenue interests                               2,300                  -                  -
       For acquisition of Peace Arch Productions Inc. (note 6)                     260              1,980                803

    The accompanying notes are an integral part of the consolidated financial statements

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                  (FORMERLY VIDATRON ENTERTAINMENT GROUP INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

1.       OPERATIONS

         Based in Vancouver, British Columbia, Canada, Peace Arch Entertainment Group Inc. (formerly Vidatron Entertainment Group Inc.), together with its subsidiaries, (collectively, the "Company") is a fully integrated television production company that produces and distributes film, television, video and interactive programming for world-wide markets.

2.       SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF PRESENTATION

                  The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in Canada and, except as explained and quantified in note 22, comply, in all material respects, with generally accepted accounting principles in the United States. In particular, the Company's accounting policies are in accordance with industry guidance in the United States as set out in Statement of Financial Accounting Standards No.53, "Financial Reporting by Producers and Distributors of Motion Picture Films" ("SFAS 53").

                  These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany balances and transactions have been eliminated. In accordance with the provisions of SFAS 53, the Company has elected to present an unclassified balance sheet.

         (b)      REVENUE RECOGNITION

                  (i) Revenues from television programming are recognized when the license period has commenced, the program has been delivered and other conditions as specified in the agreements have been met.

                  (ii) Revenues from production services for third parties are recognized when the production is completed and delivered. All associated production costs are deferred and charged against earnings when the film is delivered and the revenue recognized.

                  (iii) Cash received in advance of meeting the revenue recognition criteria described above is recorded as deferred revenue.

         (c)      CASH EQUIVALENTS

                  Cash equivalents include highly liquid investments with terms to maturity of 90 days or less when acquired.

         (d)      PRODUCTIONS IN PROGRESS

                  Productions in progress represent the costs of incomplete programs and are carried at the lower of cost and estimated net realizable value.

         (e)      INVESTMENT IN TELEVISION PROGRAMMING

                  Investment in television programming represents the unamortized cost of completed proprietary television programs (net of related tax credits received or receivable) which have been produced by the Company or to which the Company has acquired distribution rights.

                  The Company records amortization based on the ratio that current revenues bear to expected total gross revenues for a program. Investment in television programming is recorded at the lower of unamortized cost and net realizable value, determined on an individual program basis.

         (f)      PROPERTY AND EQUIPMENT

                  Property and equipment are stated at cost and depreciated on the following basis:

                  Buildings.........................................................5% declining balance
                  Computers, furniture and equipment................................20% declining balance
                  Production equipment..............................................20% declining balance
                  Other.............................................................2-5 year straight line

         (g)      DEFERRED COSTS

                  Deferred costs represent financing costs, which are recognized over the term of the related financing, and development costs incurred on projects prior to production. Upon commencement of production, the development costs are reclassified to productions in progress. Development costs are written off when it is determined that they will not be recovered.

         (h)      GOODWILL

                  Goodwill is recorded at cost and is amortized on a straight line basis over 20 years. Management performs annual assessments to determine whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. When the future cash flows are less than the carrying value, the excess is charged against income.

         (i)      INCOME TAXES

                  Effective September 1, 1998 the Company adopted Section 3465 of the CICA Handbook, which requires a change from the deferred method of accounting for income taxes to the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

                  As there was no material cumulative effect of this change in accounting for income taxes, no adjustment to previously reported balances for the years ended August 31, 1997 and 1998 is required.

         (j)      FOREIGN CURRENCY TRANSLATION

                  The Company's functional currency is the Canadian dollar. Foreign currency denominated monetary assets and liabilities are translated into Canadian dollars at exchange rates in effect at the end of the period. Revenues and expenses are translated at exchange rates in effect at the time of the transaction. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities, which are deferred and amortized over the life of the asset or liability. For each year presented, the Company has no long-term monetary assets or liabilities denominated in a foreign currency.

         (k)      USE OF ESTIMATES

                  The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may ultimately differ from those estimates. Investment in television programming, productions in progress and goodwill are asset accounts that require significant use of management estimates to determine recoverability.

         (l)      COMPARATIVE FIGURES

                  Certain comparative figures have been restated to conform to the basis of presentation adopted for the current year.

3.       ACCOUNTS RECEIVABLE

        ======================================================================================================================
                                                                                                       1998              1999
        ----------------------------------------------------------------------------------------------------------------------
        Trade receivables                                                                         $   2,505         $   4,360
        Tax credits receivable                                                                        7,730            14,724
        Short-term note (note 13(b))                                                                      -               817
        ----------------------------------------------------------------------------------------------------------------------
                                                                                                  $  10,235         $  19,901
        ======================================================================================================================

       Tax credits receivable are federal and provincial refundable tax credits related to specific film productions in Canada. The credits are recorded as a reduction to the related investment in television programming in the period in which the related production is completed and then amortized in accordance with note 2(e). During the year, tax credits aggregating $10,830,223 were recorded (August 31, 1998 - $5,723,000).

4.       INVESTMENT IN TELEVISION PROGRAMMING

        ======================================================================================================================
                                                                                                       1998              1999
        ----------------------------------------------------------------------------------------------------------------------
        Cost                                                                                     $  44,728          $  88,716
        Accumulated amortization                                                                   (39,096)           (78,489)
        ----------------------------------------------------------------------------------------------------------------------
        Net book value                                                                           $   5,632          $  10,227
        ======================================================================================================================

5.       PROPERTY AND EQUIPMENT

        ----------------------------------------------------------------------------------------------------------------------
                                                                          1998                              1999
        ----------------------------------------------------------------------------------------------------------------------
                                                                               ACCUMULATED                       ACCUMULATED
                                                                  COST        DEPRECIATION         COST         DEPRECIATION
        ----------------------------------------------------------------------------------------------------------------------
        Land                                                      $   6,594       $       -        $   5,203        $       -
        Buildings                                                     2,432             314            1,532              409
        Computers, furniture and equipment                              372             219              443              273
        Production equipment                                          1,034             421            1,101              527
        Other                                                            77              57               23               14



        ----------------------------------------------------------------------------------------------------------------------
                                                                     10,509           1,011            8,302            1,223
        ----------------------------------------------------------------------------------------------------------------------

        Net book value                                                            $   9,498                         $   7,079
        ======================================================================================================================

6.       GOODWILL AND TRADEMARKS

         Effective September 1, 1996, the Company acquired 100% of the shares of Peace Arch Productions Inc. (formerly Sugar Entertainment Ltd.), for consideration of 22,500 common shares at a deemed price of $10.00 per common share and contingent consideration of 350,000 cancelable performance shares at a deemed price of $0.10 per common share. The shares were comprised 50% of Class A shares and 50% of Class B shares. The performance shares were releasable from escrow at a rate of one share for every $10.00 of cash flow generated by Peace Arch Productions Inc. Goodwill recorded at the time of acquisition was $318,232.

         The Company records additional goodwill at the time the performance shares are releasable from escrow. During the year ended August 31, 1998, 200,000 of the performance shares were released from escrow, resulting in an increase in purchase goodwill and share capital of $1,980,000. During the year ended August 31, 1999, the remaining 150,000 performance shares were earned and additional purchase goodwill and share capital in the amount of $802,500 was recorded. On September 28, 1999, the remaining shares were released from escrow.

         As at August 31, 1999, accumulated amortization of goodwill amounted to $224,020 (August 31, 1998 - $104,258).

7.       BANK INDEBTEDNESS

         Bank indebtedness is drawn under a credit facility of up to $14 million for production financing and is comprised of demand loans bearing interest at prime plus 1% per annum for 1999 (1.5% for 1998) with monthly payments of interest only withdrawn from reserves held by the bank. As at August 31, 1999, the prime rate was 6.25% (August 31, 1998
         - 7.50%). The loans are secured by the refundable tax credits and distribution rights of the film properties to which the loans relate and a general security agreement.

8.       LOANS DUE TO DIRECTORS AND SHAREHOLDERS

         Loans due to directors and shareholders bearing interest at 12% per annum, were unsecured and had no specific terms of repayment.

9.       DEBT

        ----------------------------------------------------------------------------------------------------------------------
                                                                                                          1998           1999
        ----------------------------------------------------------------------------------------------------------------------
        Mortgage due May 1, 2001 bearing interest at 7.2% per annum with aggregate monthly payments of principal and interest of $9, secured by a first mortgage
        on property                                                                                   $   950         $   927

        Mortgage due February 1, 2000 bearing interest at 8% per annum with aggregate monthly payments of principal and interest of $19, secured by a first mortgage and a general security agreement on all assets located in or on the property
        (note 13(b))                                                                                    1,970               -

        Mortgage due March 1, 2001 bearing interest at 6.95% per annum with aggregate monthly payments of principal and interest of $25, secured by a first mortgage
        on property                                                                                     2,755           2,641

        Loans to purchase equipment, bearing interest at an average annual rate of the
        bank rate plus 2.0% secured by the equipment acquired                                             275              90

        Loans due $300 on March 1, 1999 and $500 on April 15, 1999 bearing interest at
        12% per annum, with monthly payments of interest only, secured by a charge on
        property                                                                                          800               -


        Convertible debentures bearing interest at 12% per annum, payable quarterly and secured by a charge on the assets of the Company and due March 25, 1999.  The principal amount is convertible into shares of the Company at a deemed price of
        $19 per share on or before March 31, 1999                                                         500               -

        Debentures having a face value of $600 (recorded net of deemed debt discount of
        $40) bearing interest at 10% per annum, payable quarterly, secured by a charge
        on the assets of the Company, and due October 21, 2000                                              -             560

        Other                                                                                              68              22
        ----------------------------------------------------------------------------------------------------------------------

                                                                                                      $ 7,318         $ 4,240
        ======================================================================================================================

         Included with the issuance of the debentures in the amount of $1,200,000, $600,000 of which remain outstanding, were warrants to purchase 50,000 Class A and 50,000 Class B shares at an exercise price of $6.25 per share (note 11(d)). A value of $68,000 has been attributed to the warrants issued and recorded as debt discount and other paid-in capital. This debt discount is being amortized against income as interest expense over the term of the debentures, and has a current unamortized value of approximately $40,000.

         Principal due in each of the next five fiscal years ending August 31 is approximately as follows:

                 2000                                         $   238
                 2001                                           1,609
                 2002                                           2,393
                 2003                                             nil
                 2004                                             nil

10.      COMMITMENTS AND CONTINGENCIES

         Pursuant to the sale of real estate (note 13(b)), the purchaser assumed debt in the amount of $1,897,705 that is secured by a charge on the property by indemnifying the Company against all liability to make future payments of principal and interest under the terms of the debt. This debt becomes due on February 1, 2000. In the event that the purchaser fails to retire the debt by the due date, the Company may be required to refinance or retire the debt.

         Also pursuant to the sale of real estate, the Company entered into a lease agreement under which it is obligated, at minimum, to make annual payments of $322,123 for 1999 and $241,593 for 2000.

11.      SHARE CAPITAL

         (a)      ISSUED

                  Effective July 20, 1999, every five common shares were consolidated and reclassified into one Class A Multiple Voting share and one Class B Subordinate Voting share. Class A shares are entitled to ten votes per share and Class B shares are entitled to one vote per share. Each Class A share is convertible at any time into one Class B share at the option of the holder. The information in these consolidated financial statements have been restated to reflect the share consolidation and reclassification.

        ----------------------------------------------------------------------------------------------------------------------
                                                              CLASS A                       CLASS B
                                                      NUMBER OF                    NUMBER OF                       TOTAL
                                                       SHARES         AMOUNT         SHARES         AMOUNT         AMOUNT
        ---------------------------------------------------------------------------------------------------------------------
        Balance, August 31, 1996                        687,972        $  5,504      687,982        $  5,505      $ 11,009


        Change during the year:
        Issued for cash                                  22,818             210       22,819             210           420
        Issued for cash, pursuant to private
        placement                                       267,000           3,003      267,000           3,004         6,007


        Issued on acquisition of Peace Arch
        Productions Inc. (note 6)                       186,250             130      186,250             130           260
        Issued on acquisition of product revenue
        interest (note 14)                               87,608           1,150       87,609           1,150         2,300
        Less share issue costs                                -            (336)           -            (337)         (673)
        ---------------------------------------------------------------------------------------------------------------------
        Balance, August 31, 1997                      1,251,648           9,661    1,251,660           9,662        19,323

        Change during the year:
        Issued for cash                                 268,817           2,513      268,818           2,514         5,027
        Performance shares returned to treasury          (7,500)              -       (7,500)              -             -
        Performance shares released from escrow
        (note 6)                                              -             990            -             990         1,980
        Less share issue costs                                -             (76)           -             (76)         (152)
        ---------------------------------------------------------------------------------------------------------------------
        Balance, August 31, 1998                      1,512,965          13,088    1,512,978          13,090        26,178

        Change during the year:
        Tax recovery, prior year share issue costs            -             168            -             168           336
        Performance shares released from escrow
        (note 6)                                              -             390            -             413           803
        Issued for cash                                   5,000              37        5,000              37            74
        Issued for cash, pursuant to public
        offering                                              -               -      750,000           5,601         5,601
        Less share issue costs, net of tax benefit            -              (1)           -            (809)         (810)
        ---------------------------------------------------------------------------------------------------------------------

        Balance, August 31, 1999                      1,517,965       $  13,682    2,267,978        $ 18,500      $ 32,182

        =====================================================================================================================

                  Shares issued for non-cash consideration have been valued at their estimated fair value at the date of issuance.

         (b)      OPTIONS

                  For each of the periods presented, the following stock options were outstanding. Of the number of shares shown in the following table, 1/2 are Class A shares and 1/2 are Class B shares.

               ===============================================================================================================
                   1997             1998              1999
                 NUMBER OF        NUMBER OF         NUMBER OF           EXERCISE
                  SHARES            SHARES            SHARES             PRICE             EXPIRY DATE
               ---------------------------------------------------------------------------------------------------------------
                         300                                             $  15.50         March 30, 1998
                       4,400                                                 5.20         June 12, 2000
                         800                                                 6.20         July 10, 2000
                       6,275            1,350               750             11.20         January 24, 2001
                      47,500           47,000            47,000             14.00         March 29, 2001
                       3,500            1,000             1,000             19.40         May 9, 2001
                      63,500           49,500            47,950             13.50         October 15, 2001
                      52,400           39,600            35,000             13.00         June 2, 2002
                       6,000            6,000                 -             10.25         August 26, 2002
                           -          158,200           130,000              9.50         March 23, 2003
                           -                -            14,000              7.50         November 19, 2003
                           -                -             1,000             11.25         February 1, 2004
                           -                -            40,000              9.50         February 16, 2004
               ---------------------------------------------------------------------------------------------------------------
                     184,675          302,650           316,700
               ===============================================================================================================

               ===============================================================================================================
                                                                               1997              1998               1999
               ---------------------------------------------------------------------------------------------------------------
               Balance, beginning of year                                        83,125            184,675            302,650
               Granted                                                          127,900            152,200             65,000
               Exercised                                                        (26,350)              (825)           (11,000)
               Expired or cancelled                                                   -            (33,400)           (39,950)
               ---------------------------------------------------------------------------------------------------------------
               Balance, end of year                                             184,675            302,650            316,700
               ===============================================================================================================

                  Stock options are granted having exercise prices based on market prices at the date of grant and vest over a period that does not exceed two and one-half years.

         (c)      UNDERWRITER'S OPTION AND WARRANTS

                  During the year, 750,000 Class B shares were issued by way of public offering. In connection with this offering, the Company granted the underwriter an option to purchase up to 112,500 Class B shares at $US 4.61 for the sole purpose of covering over-allotments, exercisable for a period of 45 days after July 28, 1999. Subsequent to August 31, 1999, this option expired.

                  Also, in connection with the public offering in 1999, the Company granted as compensation a warrant to purchase up to 75,000 Class B shares at an exercise price of $US 6.75 per share. The warrant is exercisable for a period of four years beginning one year after August 3, 1999, and may not be transferred, assigned or hypothecated for a period of one year, except to officers of the underwriter and any successors to the underwriter.

         (d)      SHARE PURCHASE WARRANTS

                  For each of the periods presented, warrants were outstanding to acquire common shares as indicated in the table. Of the number of shares shown in the following table, 1/2 are Class A shares and 1/2 are Class B shares:

              ---------------------------------------------------------------------------------------------------------------
                  1997               1998             1999           EXERCISE PRICE
                                NUMBER OF SHARES                        PER SHARE               EXPIRY DATE
              ----------------------------------------------------------------------------------------------------------------
                     267,000           267,000                -           $ 6.25               March 31, 1999
                           -                 -          100,000             6.25               October 21, 2000
              ----------------------------------------------------------------------------------------------------------------
                     267,000           267,000          100,000
              ================================================================================================================

         (e)      DIVIDENDS

                  Covenants attached to the debentures limit the Company's ability to pay dividends without the approval of the lenders.

12.      INTEREST EXPENSE

              ================================================================================================================
                                                                                           YEARS ENDED AUGUST 31,
                                                                                   1997             1998            1999
        ----------------------------------------------------------------------------------------------------------------------
        Interest expense:
                Long-term debt                                                      $   337          $   447          $   727
                Other                                                                    30              129              461
        Interest capitalized                                                              -               32              240
        ----------------------------------------------------------------------------------------------------------------------

13.      SALE OF ASSETS

         (a) During the year ended August 31, 1997, the Company sold the material assets of its educational video and software distribution subsidiary, Image Media Ltd. and its wholly-owned subsidiary 802117 Ontario Ltd. (D.B.A. Pilot Software Ltd.) for proceeds of $575,000. For the year ended August 31, 1997 to the date of sale, the subsidiaries reported combined revenue of $3,064,340, gross profit of $1,165,339 and a loss from operations of $158,617.

         (b) Effective August 31, 1999 the Company sold one of its three properties for gross proceeds of $3,265,000. As consideration, the Company received cash in the amount of $550,000 and a note in the amount of $817,295 bearing interest at 12% per annum, payable monthly with principal due on February 28, 2000. The interest rate will increase to 18% in the event that the note remains unpaid after the due date. In addition, the purchaser assumed the Company's mortgage in the amount of $1,897,705, which comes due on February 1, 2000. The Company continues to occupy the property through a lease arrangement, with an option to terminate after two years. The gain on the sale in excess of the present value of the minimum lease payments, being $284,528, has been realized in 1999. The remaining amount of $513,493 is deferred and amortized over the lease term (note 10).

     14.  LIMITED PARTNERSHIP PRODUCT REVENUE INTEREST

          On March 6, 1996, the Company entered into a joint venture marketing agreement with New Media Marketing II Limited Partnership whereby the Partnership would provide marketing services in exchange for an entitlement to future revenue of the Company above a base level until December 31, 2006. The Company purchased the Partnership's revenue interest by issuing 175,217 common shares of the Company at the fair value of $13.13 per common share. In the year ended August 31, 1997, the costs of the Limited Partnership interest was written off resulting in a charge to earnings of $2,312,722.

     15.  INCOME TAXES

          The differences between the effective tax rate reflected in the provision for income taxes and the Canadian statutory income tax rate are as follows:

        ----------------------------------------------------------------------------------------------------------------------
                                                                                             YEARS ENDED AUGUST 31,
                                                                                    1997              1998             1999
        ----------------------------------------------------------------------------------------------------------------------
        Corporate statutory income tax rate                                          45.6%             45.6%            45.6%
        Add (deduct) the effect of:
            Utilization of previously unrecognized tax losses                       (48.6)            (35.1)            (5.0)
            Expenses not deductible for income tax purposes                           3.0               3.9             12.9
        ----------------------------------------------------------------------------------------------------------------------
        Effective tax rate                                                              -              14.4%            53.5%
        ======================================================================================================================

     The temporary differences which give rise to future tax assets and liabilities at August 31 consist of the following:

        ======================================================================================================================
                                                                                                1998               1999
        ---------------------------------------------------------------------------------------------------------------------
        FUTURE INCOME TAX ASSETS:
        Property and equipment                                                                   $     -            $   278
        Share issue costs                                                                              -                704
        Investment in television programming                                                         681                  -
        Other                                                                                          -                229
        Losses available for future periods                                                        1,039                580
        ---------------------------------------------------------------------------------------------------------------------
        Gross deferred tax assets                                                                  1,720              1,791
        Valuation allowance                                                                         (184)                 -
        ---------------------------------------------------------------------------------------------------------------------
        Net future income tax assets                                                               1,536              1,791

        FUTURE INCOME TAX LIABILITIES:
        Property and equipment                                                                       (82)                 -
        Investment in television programming                                                      (1,454)            (2,539)
        Other                                                                                          -                (49)
        ---------------------------------------------------------------------------------------------------------------------
                                                                                                 $     -           $   (797)
        =====================================================================================================================

          At August 31, 1999, the Company has operating losses for income tax purposes of approximately $1,260,000, the benefit of which has been recognized as a reduction of the Company's future income tax liability. The losses expire as follows:

        2000                                                                                       $    54
        2001                                                                                           106
        2002                                                                                           338
        2003                                                                                           190
        2004                                                                                            71
        2005                                                                                           364
        2006                                                                                           137
        ---------------------------------------------------------------------------------------------------
                                                                                                  $  1,260
        ===================================================================================================

16.      NET EARNINGS (LOSS) PER COMMON SHARE

         Net earnings (loss) per common share has been calculated by dividing into earnings (loss) the weighted average number of common shares outstanding, including issued shares held in escrow, after giving retroactive effect to the share consolidation in 1997 and share consolidation and reclassification on July 20, 1999 (note 11(a)). For the year ended August 31, 1997, fully diluted earnings per share were equal to basic earnings (loss) per share as the effect of stock options and warrants was anti-dilutive. The weighted average number of shares outstanding for each of the periods presented is as follows:

         ---------------------------------------------------------------------------------------------------------------------
         YEARS ENDED AUGUST 31                                                                   BASIC         FULLY DILUTED
         ---------------------------------------------------------------------------------------------------------------------
                  1997                                                                           1,860,616          1,860,616
                  1998                                                                           2,602,742          3,124,007
                  1999                                                                           3,083,121          3,473,357
         ---------------------------------------------------------------------------------------------------------------------

17.      CHANGES IN NON-CASH OPERATING WORKING CAPITAL

        ----------------------------------------------------------------------------------------------------------------------
                                                                                           YEARS ENDED AUGUST 31,
                                                                                   1997              1998           1999
        ----------------------------------------------------------------------------------------------------------------------
        Accounts receivable                                                         $ (3,525)       $ (5,436)       $ (8,848)
        Productions in progress                                                         (667)         (8,044)          8,460
        Prepaid expenses and deposits                                                    (12)           (186)             75
        Accounts payable and accrued liabilities                                        (120)          2,309           3,343
        Deferred revenue                                                               1,067           6,540          (6,789)
        ----------------------------------------------------------------------------------------------------------------------
                                                                                    $ (3,257)       $ (4,817)       $ (3,759)
        ======================================================================================================================

18.      FINANCIAL INSTRUMENTS

         (a)      FAIR VALUES

         As at August 31, 1999 and 1998, the Company's financial instruments included cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and amounts due to directors and shareholders. As at these dates, the carrying value of these financial instruments approximated their fair value due to their ability for prompt liquidation or short term to maturity, with the exception of tax credits and short-term notes included in accounts receivable, which are receivable over a period of up to two years. As at August 31, 1999, the fair value of tax credits receivable is estimated to be $14,080,764 (August 31, 1998 - $7,300,000).

         Also included as a financial instrument is long-term debt consisting of mortgages, demand loans and convertible debentures. The fair value of long-term debt has been estimated to approximate carrying value based upon discounting future cash flows at the rate currently offered for debt that is estimated by management to be of similar maturity and credit quality.

        (b) CONCENTRATION OF CREDIT RISK

         Although all of its revenue is generated from production in Canada, the Company derived over 85% (1998 - 82%) of its revenues from export sales to the U.S. and Europe. In the year ended August 31, 1999, one customer represented 36%, two customers represented 14% each and a third customer represented 14% of total revenues. In the year ended August 31, 1998, one of these customers represented 32%, two customers represented approximately 20% each and a fourth customer represented 11% of total revenues. In the year ended August 31, 1997, one of these customers represented 37%, a second represented 22% and a third customer represented 13% of total revenues.

         On August 31, 1999, approximately 74% (1998 - 76%) of accounts receivable was comprised of refundable federal and provincial tax credits. These credits are subject to audit by the appropriate regulatory authorities.

         (c)      CURRENCY RISK

         During the year ended August 31, 1999 the Company derived approximately 74% (1998 - 82%) of its revenues in U.S. funds. The Company estimates its obligations payable in $US funds and converts all U.S. funds in excess of these obligations into Canadian currency as they are received. The Company did not use derivative instruments to reduce its exposure to foreign currency risk.

         (d)      INTEREST RATE RISK

         The Company's exposure to interest rate risk is limited to the cash flow risk associated with variable rate debt as disclosed in notes 7 and 9.

19.      SEGMENTED INFORMATION

         The Company manages its operations in two business segments: production services for projects in which the Company does not hold a financial interest in a film or video program, and proprietary programming which is programming the Company owns or in which it holds a financial interest. The Company operates only in Canada, although its programs are distributed throughout the world (note 18(b)). Selected information for the Company's operating segments, net of inter-company amounts, is as follows:

       -----------------------------------------------------------------------------------------------------------------------
                                                                       PRODUCTION    PROPRIETARY
       1997                                                             SERVICES     PROGRAMMING      OTHER         TOTAL
       -----------------------------------------------------------------------------------------------------------------------
       Revenue                                                             $  3,039      $ 17,412      $  3,133      $ 23,584
       Gross profits                                                            591         2,541         1,395         4,527
       Total assets                                                           1,172        14,440         2,898        18,510

       1998
       -----------------------------------------------------------------------------------------------------------------------
       Revenue                                                             $  4,178      $ 27,945       $   334      $ 32,457
       Gross profits                                                          1,075         3,727           419         5,221
       Total assets                                                           1,203        37,791         3,193        42,187

       1999
       -----------------------------------------------------------------------------------------------------------------------
       Revenue                                                             $  3,765      $ 47,298       $   484     $  51,547
       Gross profits                                                          1,220         6,972           154         8,346
       Total assets                                                           1,597        45,628         1,638        48,863
       -----------------------------------------------------------------------------------------------------------------------

         Gross profits are comprised of revenue less amortization of television programming and other costs of production and sales.

         In 1998 and 1999 revenues from other business were mainly attributable to the rental of production assets. In 1997 revenues from other business also included rental of production assets, along with educational software and video sales of approximately $3 million and gross profit of $591,272.

20.      RELATED PARTY TRANSACTIONS

         Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

        ----------------------------------------------------------------------------------------------------------------------
                                                                                           YEARS ENDED AUGUST 31,
                                                                                   1997             1998            1999
        ----------------------------------------------------------------------------------------------------------------------
        Production fees paid to an officer of the Company                           $   725         $  1,285          $ 1,956
        Consulting fees paid to companies owned by officers and
             Directors of the Company                                               $    58         $    120          $    70
        ----------------------------------------------------------------------------------------------------------------------

         At August 31, 1998 debt includes $200,000 in convertible debentures due to directors of the Company.

21.      UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

         The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect a company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

22.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects with accounting principles generally accepted in the United States (US GAAP"). Material differences to these consolidated financial statements are as follows:

         (a)      EARNINGS (LOSS) PER SHARE:

            Under US GAAP, shares that are contingently returnable to treasury are excluded from the weighted average number of shares outstanding for purposes of the calculation of basic earnings (loss) per share for all periods prior to the period in which the contingency is resolved and the shares are released from escrow. They would be included in diluted earnings (loss) per share prior to release under certain limited circumstances. In addition, under US GAAP the weighted average number of shares used in the calculation of diluted earnings (loss) per share would be calculated by the treasury stock method whereby it is assumed that proceeds received by the Company from the exercise of dilutive securities are used to repurchase outstanding shares in the market.

            The effect of these items would be to reduce the weighted average number of shares outstanding to as follows:

         ---------------------------------------------------------------------------------------------------------------------
         YEAR ENDED AUGUST 31,                                                                   BASIC            DILUTED
         ---------------------------------------------------------------------------------------------------------------------
                  1997                                                                           1,510,580          1,510,580
                  1998                                                                           2,303,988          2,303,988
                  1999                                                                           2,935,202          2,954,319
         ---------------------------------------------------------------------------------------------------------------------

         (b)      APPLICATION OF US GAAP:

           (i) As discussed in note 6, effective September 1, 1996, the Company issued 350,000 performance shares on the acquisition of Peace Arch Productions Inc. In the year ended August 31, 1998, and prior to the release of 200,000 shares from escrow, the holder of the performance shares transferred, within escrow, 160,000 performance shares to three officers of the Company. The 160,000 shares were transferred subject to the terms and conditions of the escrow agreement for their initial value of $0.10 per share. In the year ended August 31, 1999, the balance of the performance shares were recorded as described in note 6.

                    On transfer, for US GAAP purposes, the excess of the market value over the transfer price is charged against income as compensation expense.

           (ii) As described in note 13(b), for Canadian accounting purposes, the Company has recognized a partial gain on the sale of real estate. For US GAAP purposes, no gain is recognized in the current year due to the existence of the note receivable. Under US GAAP, this transaction would be accounted for using the finance method.

         The effect of these differences on net earnings (loss) and earnings
         (loss) per share (calculated by reference to the weighted average number of shares outstanding) under US GAAP would be as follows:

           =====================================================================================================================
                                                                                           YEARS ENDED AUGUST 31,
                                                                                    1997            1998              1999
           ---------------------------------------------------------------------------------------------------------------------
           Net earnings (loss), Canadian GAAP                                       $ (1,212)        $  1,758         $  1,853
           Compensatory value of transferred shares                                       -            (1,224)               -
           Gain on sale of asset, net of income tax                                       -                 -             (187)
           ---------------------------------------------------------------------------------------------------------------------

           Net earnings (loss), US GAAP                                             $ (1,212)        $    534         $  1,666
           =====================================================================================================================
           Net earnings (loss) per share, US GAAP:

           basic and diluted                                                        $  (0.80)        $   0.23         $   0.56
           =====================================================================================================================

            Under US GAAP, total assets would be $51,330,499 and shareholders' equity would be $25,539,000. There would be no difference from total assets or shareholder's equity calculated under Canadian GAAP in 1998 and 1997.

         (c)      STOCK-BASED COMPENSATIONS

            As described in Note 12(b), the Company has granted stock options to certain directors and employees. These options are granted for services provided to the Company. For US GAAP purposes, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), requires that an enterprise recognize or, at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation cost on the intrinsic value basis set out in APB Opinion No. 25. As options are granted at exercise prices based on the market value of the Company's share at the date of grant, no adjustment for compensation expense is required.

            Under SFAS 123, where a company chooses to continue to apply APB Opinion No. 25 in its basic financial statements supplementary pro forma information as if the fair value method was applied must be disclosed. This pro forma information is set out below. The pro forma stock compensation expense has been determined by reference to an option-pricing model that takes into account the stock price of the grant date, the exercise price, the expected life of the option, the estimated volatility of the underlying stock, expected dividends and the risk free interest rate over the term of the option.

            The calculations applied have assumed that the expected life of all options granted equals 60% of the maximum term based on actual experience, no dividends will be paid, and expected average volatility and risk free interest rates as follows:

          ====================================================================================================================
                                                                                             YEARS ENDED AUGUST 31,
                                                                                      1997             1998            1999
          --------------------------------------------------------------------------------------------------------------------
          Volatility %                                                                    25              22               43
          Risk free interest rate %                                                     5.46            5.11             4.86
          --------------------------------------------------------------------------------------------------------------------

         Unaudited pro forma information with respect to impact of the fair value of stock options at the date of grant on reported loss for the periods presented is as follows:

          ====================================================================================================================
                                                                                          YEARS ENDED AUGUST 31,
                                                                                   1997               1998            1999
          --------------------------------------------------------------------------------------------------------------------
           Earnings (loss), US GAAP                                                $ (1,212)        $  534          $ 1,666
           Stock compensation expense                                                  (331)          (490)            (403)
          --------------------------------------------------------------------------------------------------------------------

           Pro forma earnings (loss), US GAAP                                      $ (1,543)        $   44          $ 1,263
           ===================================================================================================================

           Pro forma basic earnings (loss) per share, US GAAP                      $  (1.02)        $ 0.02          $  0.43
           ====================================================================================================================

         (d)   PROVISION AGAINST LIMITED PARTNERSHIP INTEREST

           Under US GAAP, the provision against Limited Partnership interest would be included in the earnings (loss) from operations.

         (e)   SUPPLEMENTARY INFORMATION - ALLOWANCE FOR DOUBTFUL ACCOUNTS:

           Accounts receivable is disclosed net of allowance for doubtful accounts. Changes in the allowance for each of the periods presented are as follows:

          ====================================================================================================================
                                                                                          YEARS ENDED AUGUST 31,
                                                                                  1997              1998            1999
          --------------------------------------------------------------------------------------------------------------------
          Balance, beginning of period                                              $   31          $  169           $  316
          Charges to expenses:
                    Expensed                                                           138             147               37
                    Recovered/written-off                                                -               -              (49)
          --------------------------------------------------------------------------------------------------------------------
          Balance, end of period                                                   $   169          $  316           $  304
          ====================================================================================================================