Form 20-F
period 2000-08-31
PEACE ARCH ENTERTAINMENT GROUP INC
filed 2001-02-27
CIK 1038367

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

                   For the fiscal year ended: August 31, 2000
                        Commission file number: 001-15131

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

                        Class B Subordinate Voting Shares

The number of outstanding shares of each class of stock of PEACE ARCH ENTERTAINMENT GROUP INC. as of August 31, 2000 was:

1,387,791 Class A Multiple Voting Shares, without par value
2,434,953 Class B Subordinate Voting Shares, without par value

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

                              TABLE OF CONTENTS

                                                                                    Page
Exchange Rates........................................................................3

                                    PART I

Item 1.    Description of Business....................................................3
           Introduction...............................................................3
           Development................................................................5
           Production.................................................................5
           Library....................................................................8
           Marketing and Distribution.................................................8
           Key Relationships..........................................................8
           History....................................................................9
           Industry Overview.........................................................10
           Employees.................................................................12
           Regulatory Considerations.................................................12
Item 2.    Description of Property...................................................15
Item 3.    Legal Proceedings.........................................................16
Item 4.    Control of Registrant.....................................................16
Item 5.    Nature of Trading Market..................................................17
Item 6.    Exchange Controls and Other Limitations Affecting Security Holders........18
Item 7.    Taxation..................................................................20
Item 8.    Selected Financial Data...................................................24
Item 9.    Management's Discussion and Analysis of
           Financial Condition and Results of Operations.............................27
Item 9A.   Quantitative and Qualitative Disclosures About Market Risk................33
Item 10.   Directors and Officers of Registrant......................................34
Item 11.   Compensation of Directors and Officers....................................36
Item 12.   Options to Purchase Securities from Registrant or Subsidiaries............37
Item 13.   Interest of Management in Certain Transactions............................39

                                    PART II

Item 14.   Description of Securities to be Registered................................41

                                    PART III

Item 15.   Defaults Upon Senior Securities...........................................42
Item 16.   Changes in Securities and Changes in Security
           for Registered Securities.................................................42

                                    PART IV

Item 17.   Financial Statements......................................................43
Item 18.   Financial Statements......................................................43
Item 19.   Financial Statements and Exhibits.........................................44

                                EXCHANGE RATES

Peace Arch Entertainment Group Inc. (hereinafter, together with its subsidiaries, also referred to as "Peace Arch" or the "Company") publishes its financial statements in Canadian dollars. In this Annual Report, references to "dollars", "$" or "Cdn$" are to Canadian dollars, unless otherwise specified, reference to "US$" refer to United States dollars. For the convenience of the reader, this Annual Report contains translations of certain Canadian dollar amounts into United States dollars at specified rates. These translations should not be construed as representations that the Canadian dollar amounts actually represent such United States dollar amounts or could be converted into United States dollars at the rate indicated. Unless otherwise stated, the translations of Canadian dollars ("Cdn$") into United States dollars ("US$") have been made at Cdn$1.4722 to US$1.00, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on August 31, 2000. The Noon Buying Rate on January 31, 2001 was Cdn$1.500 per US$1.00.


The following table sets forth certain exchange rates based on the Noon Buying Rate. Such rates are set forth as U.S. dollars per Cdn$1.00. On January 31, 2001, the inverse of the Noon Buying Rate was Cdn$1.00 per US$0.6667.


         Period
------------------------
   From            To       Average       High        Low
----------    ----------    -------      -------     ------
8/31/95         8/31/96      0.7336       0.7517     0.7219
8/31/96         8/31/97      0.7308       0.7525     0.7139
8/31/97         8/31/98      0.6957       0.7293     0.6330
8/31/98         8/31/99      0.6635       0.6891     0.6423
8/31/99         8/31/00      0.6796       0.6973     0.6631


ITEM 1.           DESCRIPTION OF BUSINESS

INTRODUCTION

Peace Arch Entertainment Group Inc. is a vertically integrated company that develops, produces and distributes high-quality, proprietary television programming for markets worldwide. The Company also provides production services for third parties on a contract basis. The head office of the Company is based in Vancouver, British Columbia, Canada, the third largest film and television production center in North America. As a British Columbia-based producer, the Company enjoys a number of competitive advantages over producers outside of Canada, including tax and other government incentives. The Company also enjoys a competitive advantage over producers in other parts of Canada due to its proximity to Los Angeles, its varied geography and its temperate climate.

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

The following table shows the breakdown of the Company's total revenues during the Company's past three fiscal years by activity and by geographical market:


                                                                                Year Ended August 31,
                                                                ------------------------------------------------------
                                                                      1998               1999              2000
                                                                ------------------ ----------------- -----------------
                                                                           (Canadian dollars in millions)
                     REVENUES BY ACTIVITY
Proprietary programming....................................           $28.0             $47.3              31.7
Production services........................................            4.2               3.7               2.8
Other......................................................            0.3               0.5               0.9

                REVENUES BY GEOGRAPHIC MARKET
Canada.....................................................           $5.9              $ 7.3              5.3
U.S. ......................................................           10.8               16.1              8.1
Europe and other markets...................................           15.8               28.1              22.0

The Company has 4 material wholly-owned operating subsidiaries, each incorporated in British Columbia, Canada, as follows:


COMPANY NAME                                                                      DATE OF INCORPORATION
--------------------------------------------------------------------------------- ----------------------------------
The Eyes Multimedia Productions Inc.                                              05/19/93
--------------------------------------------------------------------------------- ----------------------------------
Soho Enterprises Ltd.                                                             01/03/91
--------------------------------------------------------------------------------- ----------------------------------
Peace Arch Productions Inc. (formerly Sugar Entertainment Ltd.)                   03/15/96
--------------------------------------------------------------------------------- ----------------------------------
Peace Arch Television Inc.                                                        03/18/99
--------------------------------------------------------------------------------- ----------------------------------

The Company's Class A Multiple Voting Shares and Class B Subordinate Voting Shares trade on the Toronto Stock Exchange under the symbols "PAE.A" and "PAE.B", respectively. The Class B Subordinate Voting Shares trade on the American Stock Exchange under the symbol "PAE".

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP except as explained in footnote 20 to the consolidated financial statements included under Item 17 to this Form 20-F.

The Company's head office and production/distribution facility is located in the Peace Arch Building, Third Floor, 1132 Hamilton Street, Vancouver, B.C. CANADA V6B 2S2. The telephone number is (604) 681-9308 and the facsimile number is
(604) 681-3299. The contact person is Timothy Gamble, President and Director.

The information in this Annual Report is stated as of January 31, 2001, unless otherwise indicated.

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

The Company has several new drama and documentary programs at an early stage of development with various Canadian, U.S. and international producers, broadcasters and distributors.

PRODUCTION

Most of the Company's business activity relates to proprietary programming. The production of proprietary television programming involves the assembly of a team of production personnel, including script writers, directors, cast and crew. In the case of larger-budget productions such as "First Wave", "The Immortal" and "Big Sound", this team can include over 150 people per production who are hired either as employees or independent contractors. Typically, the Company forms a wholly-owned production company for each production which retains the necessary employees and contractors.

The production of a 22-episode season of a one-hour dramatic series such as "First Wave" or "The Immortal" can span ten months. Each episode takes approximately 11 weeks to complete, including one week of preparation, one week of shooting and up to 9 weeks of post-production. At any given time there may be one episode in preparation, one episode shooting and three or four episodes in various stages of post-production. The production of a 22-episode season of a half-hour comedy series, such as "Big Sound", spans approximately nine months. Each episode takes approximately nine weeks to complete, including eight days of preparation, four days of shooting and up to six weeks of post-production. At any given time there may be three episodes in preparation, one episode shooting and five or six episodes in various stages of post-production.

In addition to the Company's proprietary programming, the Company produces creative works that are directed to training, education and the information needs of third parties and it offers domestic and foreign language production services for network television including entertainment segments, news segments and electronic press kits, as well as sports, entertainment, documentary, television commercial and music videos, all under various contract arrangements. While these production services represent only a small portion of the Company's current revenues, it plans to continue to pursue production service arrangements because they provide a training ground for the Company's creative staff, foster its relationships with key industry participants, provide an incubator for new skills and industry practices, and keep the Company's facilities utilized during hiatus production periods of its television series programming. These productions have won numerous awards, including most recently, the Gold Camera Award in 1998 at the U.S. International Film and Video Festival for the Company's video production entitled "Millennium". The Company has also won Best Video, Best Director, Best Cinematographer for "Hello Time Bomb", as well as Best Cinematographer for "Load Me Up" by Matthew Good Band at the 2000 Canadian Music Video Awards.

The Company's proprietary programming and production services offer high production values and generally require extensive studio and on-location filming or taping, special visual effects, music scoring, editing and post-production finishing. Most of these activities are undertaken by the Company's crews using facilities and equipment that the Company owns or rents. Some key activities, such as sound mixing and post-production finishing are subcontracted to companies that specialize in these areas.

Since inception, the Company has produced feature length films, documentaries and various specialty programs for television. The Company has also produced 112 one-hour episodes and 59 half-hour episodes of television series programming. During fiscal 2000, the Company delivered one documentary and 29 hours of programming. Production is currently underway on an additional 43 one-hour episodes and 22 half-hour episodes.

The Company's recent proprietary programming and other productions include:

FIRST WAVE. In December 2000, the Company completed principal photography of a third 22-episode season of its science fiction thriller television series "First Wave". "First Wave" is produced in association with Pearson Television International Ltd., Francis Ford Coppola and Chris Brancato. Based in the United Kingdom, Pearson Television International Ltd. is a large international producer and distributor of television programming. Mr. Coppola is an Academy Award winner and producer and director of "The Godfather" and co-screenwriter of "Apocalypse Now" and Mr. Brancato is an accomplished screenwriter ("Species 2" and "Hoodlum"). Peace Arch controls North American rights to this series, and made a sale of 66 episodes (three seasons of production) to USA Networks' Sci-Fi Channel. Pearson Television International Ltd. agreed to distribute the initial 66 episodes of "First Wave" outside of North America. CHUM Television ordered 66 episodes for broadcast in Canada. In

2000 "First Wave" won a Leo Award for best male performer. The Leos recognize excellence in British Columbia film and television production.

THE IMMORTAL. In December 2000 the Company also completed principal photography of a 22-episode, one-hour drama television series titled "The Immortal", co-produced with Alta Productions Limited of the United Kingdom. THE IMMORTAL is based on a short story "The Tao of the Immortal" by Messrs. Cary Solomon and Chuck Konzelman. CHUM Television will premiere THE IMMORTAL nationally in Canada on SPACE: The Imagination Station commencing in the spring of 2001. THE Immortal is also in syndication in approximately 80% of the United States market and in various countries around the world. The Company is actively pursuing agreements to sell additional seasons of THE IMMORTAL.

BIG SOUND. In June 2000, the Company commenced production of 22 episodes of its 1/2 hour comedy series, "Big Sound", which is set in the music industry. BIG SOUND is a Canadian/United Kingdom co-production and the first season of the series has been produced in association with Global Television, a CanWest company, in Canada.

ANIMAL MIRACLES. In October 2000 the Company commenced production of 13 one hour episodes of Animal Miracles. Animal Miracles tells the stories of the close relationships that humans develop with animals. The Company holds world-wide rights to the series and presold the initial season to PAX in the United States market, as well as The Life Network in Canada.

DOCUMENTARIES. In 1998 and 1999, the Company produced two one-hour documentaries for CTV and The Knowledge Network; "Citizen Shame", about child poverty in Canada, and "Harm's Way", about youth and violence. These programs were financed through Canadian broadcast sales and government incentive programs. The Company retains the rights to exploit these programs worldwide. These documentaries combined the efforts of independent Canadian documentary filmmakers and the Company's in-house production facilities and staff. Writers and producers for the programs included Helen Slinger, a senior Canadian journalist and documentary writer and David Massar, a writer, producer and director of many programs for NBC, Lifetime Television, ESPN, The Learning Channel, History Channel, Discovery Channel and A&E. In 2000, the Company produced three documentaries. "Heroines" is a dark and thought provoking expose of the dark world of heroine addiction among women, "Cake Night" is a special on substance abuse and "It's a Mall World" is a one hour fun filled look at the North American phenomenon of shopping malls which has aired on the Discovery Networks TLC in the United States and Canada.

COMMERCIALS. The Company has produced commercials for an extensive list of clients over the last ten years, including Disney, McDonald's, Molson Breweries, Frisch's and the Canadian Banking Association. Commercials produced by the Company have won the Canadian Television Commercial Award (the "Bessies") Gold and Silver Awards category in 1997 and 1998.

FEATURE LENGTH FILMS. In addition to the Company's current activities, it has participated in the production of numerous feature films and documentaries. These include: "Cadence", a feature film starring Martin Sheen and Charlie Sheen; "Island of Whales", a feature documentary narrated by Gregory Peck and commissioned by the PBS Nova Series; and "Outside Chance of Maximillian Glick", an award-winning Canadian feature film. During 2000, the Company participated in the production of five feature length films, namely, "Now & Forever", a dramatic contemporary love story starring Mia Kirshner and Adam Beach and directed by award winning director, Bob Clark, "The Impossible Elephant", an endearing family story, and three 90 minute made for television movies based on the Catherine Marshall "Christy" stories. "Christy" tells the story of a courageous teacher who leaves the city to teach at a mission school in the Appalatian mountains in 1912.

The Company holds world wide distribution rights for "Now & Forever", United States television rights for "The Impossible Elephant" and Canadian rights to the "Christy" movies. All five movies will be delivered in fiscal 2001.

LIBRARY

The Company retains varying ownership interests in its proprietary productions and believes that this strategy will provide it with significant future asset value. During fiscal 2000, the Company added 29 hours of dramatic programming and one documentary to its library. At August 31, 2000, the Company's library contained approximately 150 hours of proprietary programming. The Company's library will continue to expand as it produces more proprietary programming.

The Company's production group also has accumulated an extensive library of stock footage on film and video that can be incorporated into future programming. The Company may seek to add to its library through strategic acquisitions.

MARKETING AND DISTRIBUTION

The Company markets and distributes its proprietary television programming under arrangements with U.S., Canadian and international broadcasters and distributors. The Company seeks to market and distribute titles in its library to existing pay and free television, home video and other markets worldwide, as well as through developing technologies. Historically, the Company has directly distributed its programming in North America, where there are a limited number of buyers and marketing costs are manageable. In the past, the Company typically contracted with international distributors, such as Pearson Television International Ltd. and MGM, to distribute its programs in markets outside North America. This strategy provides the Company with two principal benefits. It avoids the substantial costs and financial risks of distributing its programs to markets throughout the world and, in certain circumstances, allows the Company to secure distribution advances to provide cash flow for the production.

Increasingly, the Company is using smaller international sales agents and handling certain distribution activities directly. This strategy may require more up-front capital, but can result in reduced distribution fees and expenses in the long run. It can also allow the Company more control over the distribution process.

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

CANADIAN DOMESTIC BROADCASTERS. The Company has long-standing relationships with the Canadian broadcast community, including CHUM-City, CTV, Global, The Knowledge Network and The Family Channel. During fiscal 2000, the Company sold the initial 22 episode season of its 1/2 hour comedy series "Big Sound" to the Global Television Network. During the past two years, the Company has sold its series "The Immortal", "First Wave", Dead Man's Gun", and "Electric Playground" to CHUM-City. The Company has also licensed two documentaries, "Harm's Way" and "Citizen Shame", to CTV and The Knowledge Network, and licensed its television movies, "The Prisoner of Zenda, Inc." and "Ronnie and Julie", to The Family Channel.

Canadian broadcaster relationships are an integral part of producing in Canada, not only for the sales revenues they represent, but also because their involvement makes it possible to take advantage of various government incentives. See the discussion under "Regulatory Considerations-Canadian Content Requirements" for further details of these incentives.

PRODUCING AND WRITING TALENT. The Company has worked with Francis Ford Coppola and screenwriter Chris Brancato ("Species 2" and "Hoodlum"), who is the creator and lead writer on "First Wave". The Company's first dramatic television series, "Dead Man's Gun", was created by Howard and Ed Spielman ("Kung Fu" and "Young Riders") and produced in association with Henry Winkler ("Happy Days" and "MacGyver").

The Company has also hired Canadian talent at all levels in the production of its programs, including writers, directors, production designers, editors and actors. In late 1999, David Steinberg joined the creative team developing the Company's 1/2 hour sit-com "Big Sound". Mr. Steinberg's writing and directing credits with the U.S. Network sit-coms include "Mad About You", "Friends" and "Seinfeld". In April 2000 Mr. Steinberg entered into an agreement with the Company to perform all writing, development and producing (including executive producing services) exclusively for the Company, or its related productions, for a period of two years.

Four customers, including Pearson Television International Ltd., USA Network and CHUM City, each accounted for 7% or more of the Company's revenues in fiscal 2000. The loss of any of these customers could have a material adverse impact on the Company's results of operations and financial condition.

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

Effective September 1, 1996, the Company acquired Sugar Entertainment Ltd. for purchase consideration of common shares of the Company. On September 22, 1999 Sugar Entertainment Ltd.'s name was changed to "Peace Arch Productions Inc.".

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

to 11 p.m. Monday through Saturday, and 7 p.m. to 11 p.m. on Sunday of each week. Programming generally consists of a mix of movies-of-the-week, mini-series, half-hour comedy and hour-length drama, factual and reality based programming, or action/adventure series.

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

CANADA'S ROLE IN THE TELEVISION AND FEATURE FILM INDUSTRY

The Canadian film and television industry in 1999 generated total production activity of more than $3.7 billion. At the same time as the domestic industry has matured, Canada has become a leading location for internationally originated productions due to several factors. Canada's geographic proximity to the U.S. and shared North American values and interests have led to the establishment of close professional contacts between Canadian and U.S. studios, independent producers, distributors and buyers. The current favorable exchange rate of the Canadian dollar, government tax incentives and the availability of free location assistance to television producers offered by many Canadian cities and several provinces have also increased production activity in Canada. Canada has made an effort to increase its pool of highly-trained and professional crews, technicians and production personnel. Finally, with its wide ranging topography, stretching 3,400 miles from coast to coast, Canada is ideally suited for location shooting. Urban centers such as Toronto, Vancouver and Montreal have been disguised as London, Paris, New York, Los Angeles and Chicago. U.S. companies with a strong presence in Canada include major U.S. studios such as Paramount, Disney, Universal Pictures and Columbia Pictures/Tri-Star Pictures; U.S. television networks such as ABC, NBC, CBS, Fox, UPN, WB and PBS; and film companies such as The Hearst Corporation, Kushner-Locke Company and New World Entertainment, Inc., among many others. European and Asian film companies have also found Canada to be an attractive location and have often been able to access Canada's numerous international film and television co-production treaties.

Of Canada's ten provinces, the provinces of British Columbia and Ontario are most actively involved in the motion picture production industry, with 1999 production expenditures equaling approximately $1.07 billion and $934 million, respectively. These figures represent significant increases over the previous year, when annual production expenditures in British Columbia and Ontario totaled approximately $808 million and $809 million, respectively.

COMPETITION

Television production and distribution are highly competitive businesses. The Company faces competition from companies within the entertainment business, as well as alternative forms of leisure entertainment such as travel, sporting events, outdoor recreation and other cultural activities, among many others. The Company competes with numerous suppliers of television programming and related programming, including national television networks and independent television production companies, many of which are significantly larger and have substantially greater resources than the Company has. The Company considers its main competitors in Canada to be Alliance Atlantis Communications Corporation, Salter Street Films, Ltd. and Lions Gate Entertainment Corp. and in the U.S. to be Spelling Entertainment Group Inc., Kushner-Locke Co. and Carsey-Werner. The Company believes that it has a competitive advantage over U.S. competitors through its eligibility for Canadian tax credits described below under "-Regulatory Considerations-Industry Incentives". The Company also enjoys a competitive advantage over producers in other parts of Canada due to its proximity to Los Angeles, its varied geography and its temperate climate.

EMPLOYEES

As of January 31, 2001, the Company had 27 full-time permanent employees. The Company also hires additional personnel on a project-by-project basis in connection with the production of its television programming. The Company believes that its employee and labor relations are good.

REGULATORY CONSIDERATIONS

The Company's status as a producer of "Canadian" programming, established and operating in British Columbia, makes it currently eligible to receive Canadian tax and business incentives.

The Company continues to qualify for these tax and business incentives if, among other things, Canadians beneficially own or control a majority of the voting rights of Peace Arch. Approximately 62% of the voting power of the Company's outstanding shares are held of record by Canadians. However, the Company has no way of confirming actual beneficial ownership of its shares. If Canadians fail to beneficially own or control a majority of the Company's voting rights, the Company could lose its eligibility for these tax and business incentives. These tax and business incentive programs also may be amended or eliminated in the future. The loss or elimination of these tax or business incentives would have a material adverse effect on the Company's results of operations and financial condition.

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

The CRTC determines the criteria for certification of a program as "Canadian". According to CRTC regulations, a program will qualify if it is produced by an individual Canadian producer with the involvement of individual Canadians in key creative functions, and where a substantial portion of the remuneration paid to individuals is for services provided by Canadians and processing and final preparation costs are for services provided in Canada. A program may still qualify as "Canadian" even though some of the producer functions are performed by non-Canadian individuals, if the production company is a "Canadian production company" and other requirements are met. A "Canadian production company" includes a Canadian company which carries on business in Canada with a Canadian business address, which is owned or controlled by Canadians and whose principal business is the production of film, videotape or live programming for distribution on television or in theatrical, industrial or educational markets. The Company believes that it will continue to qualify as a "Canadian production company" for this purpose, so long as Canadian citizens or permanent residents beneficially own more than 50% of the combined voting power of the Company's outstanding shares or if it is controlled by Canadians.

The CRTC also requires Canadian conventional broadcasters to adhere to the Canadian Association of Broadcasters' "Broadcast Code for Advertising to Children".

INTERNATIONAL CO-PRODUCTION

Canada is a party to co-production treaties with more than 50 countries throughout the world, excluding the U.S. Canada's co-production treaties allow for the reduction of the risks of production by permitting the pooling of creative, technical and financial resources of Canadian producers with non-Canadian producers under prescribed conditions. Canadian co-production treaty partners include China, France, United Kingdom, Germany, Italy, Hungary, Israel, Mexico, New Zealand and Australia. A production that qualifies as a co-production for treaty purposes is considered to be a national product in each of the participating countries and, as such, is entitled to many local advantages in each country. More specifically, the co-production usually satisfies criteria for national certification in regard to content broadcasting regulations, government subsidies and tax benefits. The copyright in the production is shared by the co-producers, while the domestic distribution rights are generally owned by the respective co-producers. Sharing of foreign revenues is based on the respective contribution of each co-producer, subject to negotiation between the co-producers and approval by the appropriate government authorities. Two of the Company's series, "Big Sound" and "The Immortal", were produced under Canadian/United Kingdom co-production treaties whereby the Company holds an 80% interest and our United Kingdom co-producer, Studio Eight Productions, holds a 20% interest.

INDUSTRY INCENTIVES

Since 1995, a refundable tax credit has been available under the Income Tax Act (Canada) for eligible film and television productions undertaken by qualified Canadian corporations. The tax credit is equal to 25% of the lessor of qualified labor expenditure and 48% of eligible costs of production of a given project. Eligible cost of production are total production costs less any other government assistance, including any provincial refundable tax credit. Since the Company's labor expenditures for a production typically exceed this limitation, it is generally eligible to receive a federal tax credit equal to 12% of the eligible cost of production. The credit is calculated on the basis of each individual production and is available only to taxable Canadian corporations which have activities that are primarily those of a Canadian film or video production business carried on through a permanent establishment in Canada and which are Canadian-controlled as determined under the Investment Canada Act.
A corporation is controlled by Canadians for purposes of the Investment
Canada Act where, among other things, Canadians own and control a majority of the voting interest. The Company currently qualifies for this tax credit, and the reclassification of its common shares into Class A shares and Class B shares and other proposed changes to its articles assisted the Company in continuing compliance while allowing for non-Canadian investment. The Company believes that so long as, among other things, it continues to be Canadian-controlled as determined for the purposes of the Investment Canada
Act, it will continue to so qualify and it will use its best efforts to ascertain that all its production projects will continue to be eligible for the tax credit. Federal tax credits refundable to the Company pursuant to the Income Tax Act (Canada) for television programming delivered in fiscal 2000 amounted to $4,482,819.

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

Through Telefilm Canada, the Canadian government provides financial assistance to the Canadian film and television industry in the form of recoupable advances in script development, equity investment in production, loan guarantees, recoupable advances of the cost of dubbing into English or French and grants of up to 75% of advertising and promotion costs. Telefilm Canada's development fund and the international component of their Marketing Assistance Program are no longer available to publicly traded companies. Other than these programs, the Company is eligible for Telefilm Canada funding. In fiscal 1997 and 1998, the Company did not use Telefilm funding from the development fund or the international component of the Marketing Assistance Program. In fiscal 1997, the Company did not use Telefilm funding for which it is currently eligible. In fiscal 1998, the Company received less than $23,000 of Telefilm funding for which it is currently eligible and in fiscal 1999 and 2000, the Company did not receive any funding from Telefilm. In November and December 2000 the Company received an aggregate of $1,400,000 from Telefilm's Equity Investment Program for production funding in respect of BIG SOUND. The Company may avail itself of such funding in the future if management believes it is prudent to do so.

Under the terms of the current film and television provincial tax credit system under the Income Tax Act (British Columbia), British Columbia offers refundable tax credit incentives for British Columbia film productions. The incentives are available at the following levels:

o Basic incentives equal to 20% of qualified British Columbia labor expenditures.

o A regional incentive equal to 12.5% of qualified British Columbia labor expenditures for productions where principal photography occurs outside of the Vancouver area in British Columbia.

o A training incentive equal to the lesser of 3% of British Columbia labor expenditures or 30% of qualified labor expenditures attributable to payments to eligible industry trainees.

Eligible labor expenditures are limited to 48% of the total production costs, net of government assistance. The credit is calculated on the basis of each individual production and is available only to a qualified corporation having a permanent establishment in British Columbia and carrying on an eligible film or television production business through a permanent establishment in Canada. In order to access the basic credit, the corporation must also be controlled by persons domiciled in British Columbia. The Company will continue to be controlled by persons domiciled in British Columbia so long as more than 50% of the members of its board of directors are persons domiciled in British Columbia and more than 50% of the combined voting power of its outstanding shares are beneficially owned by persons domiciled in British Columbia. In addition, in order to access the basic credit, the producer of the eligible production must be a British Columbia resident for tax purposes. Since the British Columbia tax credit system was not established until 1998, the Company received no tax credits in fiscal 1998. The Company received tax credits under the British Columbia program on account of television programming delivered in prior fiscal years in the amount of approximately $5,607,065.

In addition to these governmental incentives, the Canadian Television Fund ("CTF") License Fee Program, a partnership composed of public and private television industry participants, was created in 1996 to form a television funding initiative equal to approximately $80.0 million per year to promote high-quality Canadian television programming. The Company believes that it is a production company eligible for funding under the CTF's License Fee Program that could, for each project eligible under such program, represent contributions of up to 18% of the total production budget. The maximum contribution varies with the categories of programs. The maximum contribution provided under the program is for big-budget one hour drama series and is limited to the lower of $3.48 million and 18% of production costs. During fiscal 1999, the Company received $29,632 from the CTF's License Fee Program and in fiscal 2000 the Company received $1,369,471 from the License Fee Program.

ITEM 2.  DESCRIPTION OF PROPERTY

The Company's head office is located in the top two floors of a building it leases in the Yaletown area of Vancouver, British Columbia. The lease expires in August 2004, although the Company and its landlord each have the option to terminate the lease after August 2001. The landlord has provided the Company with notice to terminate as at 31st August 2001 and the Company is currently seeking new office space. Based on current market conditions, the Company currently anticipates that it will be able to lease new space at a comparable cost. The lease provides for annual rental payments of $200,700. The Company originally acquired this building in 1994 and sold it in on August 31, 1999.

The Company's studio buildings, comprising approximately 78,000 square feet of studio, production office and storage space, are located at 310 West 4th Avenue and 150 West 1st Avenue, Vancouver, British Columbia, Canada. They accommodate many of the Company's own productions and are available for rental by visiting producers of feature films, television series and movies-of-the-week. The studios house the Company's ten digital post-production suites and two visual effects suites which handle off-line editing for all of its productions.

The Company's studios are well-positioned to capitalize on the growing trend within the entertainment industry to complete production work in Vancouver. Both are located within walking distance of Vancouver's premier film transfer and post-production facilities and ten minutes from major downtown hotels and restaurants. In addition to the direct impact on the Company's operating results, the studios are a key asset which can be used to enhance the Company's participation in a variety of film and television projects by ensuring access to facilities, increasing the Company's flexibility and reducing its costs. The West 4th studio was fully booked until December 2000 with the production of the Company's television series "First Wave".

Approximately half of the West 1st Studio is currently being utilized by the Company for its productions. The balance is leased to third parties at local market rates.

The following sets forth information concerning facilities that the Company owns.

            ADDRESS                        AREA                                    PURPOSE
--------------------------------------------------------------------------------------------------------------------
      310 West 4th Avenue           23,000 square feet                  Studio and production offices
        Vancouver, B.C.
      150 West 1st Avenue           55,000 square feet         Production offices and post-production services
        Vancouver, B.C.

The Company believes that its facilities are adequate for its current needs but that as the Company expands its productions, additional space must be leased or otherwise acquired.

ITEM 3.  LEGAL PROCEEDINGS

On July 19, 2000 a former employee of one of our production companies filed a Statement of Claim in the British Columbia Supreme Court against the Company for wrongful termination, seeking damages of $500,000 (US). It is the opinion of the Company that the claim is without merit.

Other than as set out above, the Company is not currently subject to any legal proceedings which, if determined adversely to it, would have a material adverse effect on its business or results of operations. The Company may, from time to time, become a party to various legal proceedings arising in the ordinary course of business. The Company maintains insurance coverage for such matters in amounts that it believes to be adequate.

ITEM 4.  CONTROL OF REGISTRANT

The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth information regarding the beneficial ownership of the Company's Class A and Class B shares as of January 31, 2001 for (a) each person known to the Company to own beneficially more than 10% of either Class A shares or Class B shares and (b) all executive officers and directors as a group. The information in the table does not reflect ownership of options or warrants.


                                                          CLASS A        PERCENT        CLASS B        PERCENT
NAME                                                       SHARES        OF CLASS        SHARES        OF CLASS
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Working Opportunity Fund (EVCC) Ltd.                      160,000*        11.5%         160,000*         6.6%
------------------------------------------------------------------------------------------------------------------
Officers and directors as a group (9 persons)             170,956*        12.3%         198,485*         8.2%
------------------------------------------------------------------------------------------------------------------

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

The following table lists the volume of trading and high and low sales prices on the TSE for shares of the Company's Class A and Class B Shares for each of the last nine fiscal quarters in the last two completed fiscal years.

                  TORONTO STOCK EXCHANGE STOCK TRADING ACTIVITY
                              STOCK TRADING ACTIVITY


                                                            AVERAGE
                                                             DAILY
                                                            TRADING          CDN$        CDN$         US$       US$
                                                            VOLUME           HIGH         LOW        HIGH       LOW
                                                          -----------       ------       -----       ----      -----
     Fiscal year ended August 31, 1999:
         First Quarter.............................             3,695        5.93        5.63        4.08       3.88
         Second Quarter............................             4,780        8.10        7.68        5.58       5.29
         Third Quarter.............................            13,264        4.10        2.75        2.12       1.89
         Fourth Quarter (including up to
              July 18, 1999).......................            20,537        4.30        3.45        2.96       2.38
         Fourth Quarter - Class A Shares
              (commencing July 19, 1999)...........               859       12.00        6.40        8.27       4.41
         Fourth Quarter - Class B Shares
              (commencing July 19, 1999)...........               702       11.50        6.50        7.92       4.48
     Fiscal year ended August 31, 2000
         First Quarter - Class A Shares............             1,110        7.50        3.80        5.17       2.62
         First Quarter - Class B Shares............               602        7.90        3.75        5.44       2.58
         Second Quarter - Class A Shares...........             3,530        9.00        4.00        6.11       2.72
         Second Quarter - Class B Shares...........             2,071        9.05        4.25        6.15       2.89
         Third Quarter - Class A Shares............             1,969        8.00        4.05        5.43       2.75
         Third Quarter - Class B Shares............               890        7.75        4.20        5.26       2.85
         Fourth Quarter - Class A Shares...........               729        5.00        3.90        3.40       2.65
         Fourth Quarter - Class B Shares...........               407        4.80        2.90        3.26       1.97
     Fiscal year ending August 31, 2001




         First Quarter - Class A Shares............             1,223        5.50        2.60        3.74       1.77
         First Quarter - Class B Shares............             1,177        5.25        3.90        3.57       2.65

The American Stock Exchange:
     Fiscal year ended August 31, 1999:
         Fourth Quarter - Class B Shares
              (commencing July 28, 1999)...........             3,635        7.55        6.71        5.19       4.62
     Fiscal year ended August 31, 2000:
         First Quarter - Class B Shares............             3,045        8.16        3.99        5.62       2.75
         Second Quarter - Class B Shares...........            19,727       10.58        4.05       7.188       2.75
         Third Quarter - Class B Shares............             7,881        8.65        4.23       5.875      2.875
         Fourth Quarter - Class B Shares...........             5,302        5.15        3.86        3.50      2.625
     Fiscal Year ending August 31, 2001
         First Quarter - Class B Shares                         3,115        5.43        2.76       3.688      1.875

The Company's shares are issued in registered form and the following information is from the Company's registrar and transfer agent, CIBC Mellon Trust Company, located in Vancouver, British Columbia, Canada.

As at August 31, 2000, the shareholders' list for the Registrant's common stock showed 181 Registered Class A shareholders and 188 registered Class B shareholders and 1,387,791 Class A Shares and 2,434,953 Class B Shares outstanding. Of these shareholders, 109 holders of Class A Shares and 116 holders of Class B shares were U.S. residents, owning 498,656 Class A Shares and 1,259,988 Class B Shares representing 35.93% of the Class A and 51.75% of the Class B issued and outstanding shares.

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

See "Business-Regulatory Considerations-Canadian Content Requirements" for a description of other Canadian and British Columbia ownership requirements.

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

This discussion does not address all of the income tax consequences that may be applicable to any particular Holder subject to special treatment under the U.S. federal income tax law or to any particular Holder in light of such Holder's particular facts and circumstances. Some Holders, including tax-exempt entities, banks, insurance companies and persons who hold the Class B shares as part of a synthetic security, conversion transaction or "straddle" or hedging transactions may be subject to special and/or different rules not discussed below. Statements of legal conclusion of U.S. tax considerations as to the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Class B shares by Unconnected U.S. Shareholders do not purport to be a complete analysis or listing of all possible tax considerations. The discussion of U.S. tax considerations is based upon the provisions of the Code, and of published administrative practices of the Internal Revenue Service and judicial decisions, all of which are subject to change possibly with retroactive effect. Statements of legal conclusions of Canadian tax considerations as to the material Canadian federal income tax consequences of the acquisition, ownership and disposition of the Class B shares by Unconnected U.S. Shareholders do not purport to be a complete analysis or listing of all possible tax consequences. The discussion of Canadian tax considerations is based upon the provisions of the Income Tax Act (Canada) (the "Tax Act"), the Convention between Canada and the U.S. of America with Respect to Taxes on Income and on Capital, as amended from time to time (the "Convention"), and the Company's understanding of published administrative practices of Revenue Canada and judicial decisions, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the U.S.

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

ITEM 8.  SELECTED FINANCIAL DATA

Selected Consolidated Financial and Operating Data

The consolidated statement of operations and deficit presented below for each of the years in the three-year period ended August 31, 2000 and the consolidated balance sheet data as of August 31, 1999 and 2000, are derived from the audited consolidated financial statements included elsewhere herein. The consolidated statement of operations and deficit for each of the years in the two-year period ended August 31, 1997 and the consolidated balance sheet data as of each of August 31, 1998, 1997 and 1996, are derived from the Company's audited financial statements which are not included or incorporated by reference herein. Each of the financial statements from which the selected consolidated financial data and operating data is derived was prepared in accordance with Canadian GAAP. This selected financial data should be read in conjunction with the audited consolidated financial statements and accompanying notes contained in this annual report.

The selected consolidated financial and operating data set forth below is reported in Canadian dollars. However, for the convenience of the reader, the Canadian dollar statement of operations and deficit data for the year ended August 31, 2000 has been translated into U.S. dollars using the average exchange rate in effect during the period, and the Canadian dollar balance sheet data has been translated using the rate in effect as of August 31, 2000. These translations are not necessarily representative of the amounts that would have been reported if the Company had historically reported its financial statements in U.S. dollars. In addition, the rates utilized are not necessarily indicative of the rates in effect at any other time or that may be effective in the future.

                SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
                        (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       YEAR ENDED AUGUST 31,
                                        ---------------------------------------------------------------------
                                           CDN$        CDN$        CDN$        CDN$        CAN$        US$
                                           1996        1997        1998        1999        2000        2000
                                        ---------   ---------   ---------   ---------   ---------   ---------
STATEMENT OF OPERATIONS DATA:
CANADIAN GAAP

Revenue............................       $5,723     $ 23,584    $ 32,457    $ 51,547     $35,438     $24,081
Expenses
  Amortization of programming......            -       14,796      23,659      40,296      26,311      17,879
  Other costs of production and
    sales..........................        3,767        4,261       3,577       2,905       2,157       1,466
  Selling, general and administra-
    tion expense...................        2,404        2,453       2,201       3,049       3,668       2,493
  Other............................          579          640         965       1,672       1,744       1,185

Total expenses.....................        6,750       22,150      30,402      47,922      33,880      23,023
Net earnings (loss) from operations.     (1,027)        1,434       2,055       3,625       1,558       1,058
Gain (loss) on sale of capital
  assets and other.................           -         (333)           -         360         272         185
Provision (against) limited partner-
  ship revenue interests...........      (1,073)      (2,313)           -           -           -           -
Income taxes.......................           -           -         (297)     (2,132)     (1,018)       (691)
                                        ---------   ---------   ---------   ---------   ---------   ---------
Net earnings (loss)................    $( 2,100)    $ (1,212)      $1,758      $1,853       $ 812       $ 552
                                       ========     ========       ======      ======       =====       =====
Earnings (loss) per common share:(1)
  Basic............................      $(1.68)     $ (0.65)      $ 0.68       $0.60       $0.21       $0.14
  Diluted..........................          -            -        $ 0.63       $0.58       $0.21       $0.14
  Weighted average number of
    common shares..................        1,247        1,861       2,603       3,083       3,806       3,806
  Diluted number of common
    shares.........................          -            -         3,124       3,473       3,806       3,806

OTHER OPERATING DATA:
Cash flows provided by (used in):
  Operating activities.............        (515)       13,442      21,473      39,771      27,355      18,589
  Investing activities.............      (1,126)     (16,939)    (28,331)    (44,130)    (33,702)    (22,902)
  Financing activities.............        1,695        5,118       6,990       6,938       6,351       4,316

EBITDA(2)..........................        (465)        2,074       3,020       5,297       3,302       2,243

U.S. GAAP(3)
Net earnings (loss)                     $(2,100)     $(1,212)        $534      $1,666        $999        $679
Earnings (loss) per common share:(1)
  Basic............................      $(1.68)     $ (0.80)      $ 0.23       $0.56       $0.26       $0.18
  Diluted..........................      $(1.68)     $ (0.80)      $ 0.23       $0.56      $ 0.26       $0.18
  Weighted average number of
    common shares..................        1,247        1,511       2,304       2,935       3,795       3,795
  Diluted number of common
    shares.........................        1,247        1,511       2,304       2,954       3,808       3,808

                                                                         AS OF AUGUST 31,
                                          ---------------------------------------------------------------------
                                             CDN$        CDN$        CDN$        CDN$        CDN$        US$
                                             1996        1997        1998        1999        2000        2000
                                          ---------   ---------   ---------   ---------   ---------   ---------
BALANCE SHEET DATA:
Cash and marketable securities........        $ 123     $ 1,744    $ 1,876      $4,455    $ 4,459      $3,029
Accounts receivable...................        1,097       4,799     10,235      19,901     16,443      11,169
Production costs in progress..........           64       3,862     11,906       3,446     15,637      10,622
Investments in television
  programming, net....................          462       2,057      5,632      10,227     15,550      10,562
Property and equipment, net...........        4,847       5,048      9,498       7,079      7,397       5,024
Goodwill..............................          736         597      2,544       3,185      2,913       1,979
Total assets..........................        7,710      18,510     42,187      48,863     64,330      43,696


Debt financing(4).....................        4,706       4,152     10,367      11,172     17,049      11,581
Deferred revenue......................           83       4,230     10,770       3,980      8,338       5,664
Total liabilities.....................        5,692       9,390     24,454      23,137     37,265      25,312
Shareholders' equity..................        2,018       9,120     17,733      25,726     27,065      18,384


(1) Basic earnings per share shown above are based on the weighted average number of shares outstanding during the period. Diluted per share information is not presented under Canadian GAAP if it would disclose a smaller loss per share than the basic earnings per share.

(2) EBITDA represents earnings before interest, taxes, provision against limited partnership revenue interests, gain (loss) on capital assets, depreciation and amortization. For purposes of EBITDA, amortization excludes amortization of programming and excludes interest capitalized in production costs. The Company has included EBITDA because it feels that some readers will find it useful for evaluating the Company's business and this investment. However, EBITDA should not be considered as an alternative to net earnings, as determined in accordance with Canadian GAAP, as an indicator of the Company's operating performance. In addition, it should not be considered as an alternative to cash flows from operations, as determined in accordance with Canadian GAAP, or as an indicator of the Company's liquidity or available cash. To the extent that EBITDA does represent cash generated by operations, this cash may not be available for management's discretionary use, due to debt service requirements, requirements to invest in television programming, and uncertainties. EBITDA, as presented, may not be comparable to similar computations presented by other companies.

(3) Differences to U.S. GAAP shown above reflect the transfer of 160,000 performance shares to three of the Company's officers and directors. Under Canadian GAAP, the transfer is a capital transaction outside of Peace Arch and is not accounted for as compensatory to any of the individuals who acquired the shares. For U.S. GAAP purposes only, a compensation expense of Cdn$1.2 million was recorded in the year ended August 31, 1998. Effective August 31, 1999 the Company sold real estate and reported a partial gain under Canadian GAAP. Part of the consideration was a note receivable. Under US GAAP this transaction would have been accounted for using the finance method due to the existence of the note receivable and the partial gain of $187,000 would not have been realized at that time. In fiscal 2000, under US GAAP, the partial gain would have been realized resulting in a $187,000 difference in current year earnings.

(4) Debt financing shown above includes both bank indebtedness and long-term debt.

DIVIDEND POLICY

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

GENERAL

The Company develops, produces and distributes proprietary television programming for worldwide markets. These activities have comprised the Company's core business since 1996 and have accounted for its rapid growth and its profitability. The Company continues to operate its other businesses, which include production activities on a fee for service basis.

The Company's continued growth is dependent on its ability to identify, develop and acquire rights to ideas, storylines and other creative concepts and to successfully finance, produce and market its proprietary programming.

BASIS OF PRESENTATION

The Company operates through separate subsidiaries established for each production or series. The costs of programming are financed through advances obtained from customers, from borrowings under a bank credit facility, from contributions from equity participants and from working capital. Typically, the Company retains the rights to its proprietary programming for exploitation in future periods or in additional markets and media.

Revenues and expenses for television programming are realized when the license period has commenced and the program or episode has been shipped. Deferred revenues represent payments received in advance of a program or episode being shipped.

Generally, the costs incurred in producing a film or television program are capitalized. These costs include direct production costs, certain exploitation costs, production overhead and interest relating to financing the project. Until the date a program is completed, these costs are capitalized into "Production costs in progress" on the consolidated balance sheet. Costs related to completed proprietary programming are included, net of tax credits and amortization, in "Investments in television programming" on the consolidated balance sheet. Tax credits are recorded when a program or episode is complete.

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

Due to the timing of U.S. television seasons and the lead-time required to produce and deliver programs, revenues for the third fiscal quarter have historically been lower than in other fiscal quarters. Production services and other, which represented 10% of fiscal 2000 revenues, 8% of 1999 revenues and 14% of 1998 revenues, are not subject to significant seasonal variations.

As consideration for the acquisition of Peace Arch Productions Inc. (formerly Sugar Entertainment Ltd.) in 1996, the Company issued an aggregate of 372,500 Class A shares and Class B shares, giving retroactive effect to the share reclassification and conversion, including 350,000 performance shares which were issued and held in escrow as required by Canadian provincial securities policies to which the Company is subject. The performance shares were subject to release with consent of the British Columbia securities regulatory agencies, as specified financial performance standards were met. At the time the shares were released from escrow, the Company recorded increases to goodwill and share capital based on the fair value of the shares at the date the performance was determined. This additional goodwill was amortized over 20 years until fiscal 1999, after which the Company commenced amortizing the remaining balance over 10 years due to a change in the estimate. During fiscal 1998, 200,000 of the performance shares were released from escrow, resulting in increases in both goodwill and share capital of $2.0 million. During fiscal 1999, the remaining 150,000 performance shares were earned, resulting in additional goodwill and share capital increases of approximately $0.8 million. The remaining shares were released from escrow September 28, 1999.

In December 1997, beneficial ownership of an aggregate of 160,000 of the performance shares was transferred to three of the Company's officers and directors. The transfer was subject to all of the escrow conditions at the same price per share as was recorded when the performance shares were issued. Under Canadian GAAP, the transfer is a capital transaction not involving Peace Arch and was not accounted for as compensatory to any of the individuals who acquired the shares. However, under U.S. GAAP, a compensation expense of Cdn$1.2 million was recorded in the year ended August 31, 1998 in connection with the release from escrow of the transferred performance shares. See Note 20 to consolidated financial statements for further discussion of this adjustment.

OPERATING RESULTS

Over the past five years, since the Company took ownership in its programming, it has enjoyed compound annual revenue growth of 55%, while adding proprietary programming to its library of rights.

Revenue for fiscal 2000 decreased by 31% from revenue in the prior comparable year due to fewer hours of programming being delivered. Revenue for fiscal 1999 increased by 59% from 1998 revenue. As the Company continues to grow it is anticipated that the fluctuation of revenue between reporting periods will decrease.

Earnings before taxes decreased by 54% over the prior comparable year. The reduction in program deliveries resulted in a 17% decrease in earnings before taxes. The remaining decrease in earnings before taxes was due to an adjustment of the Company's estimates for amortization of Investment in Television Programming resulting in a 33% decrease and for amortization of goodwill resulting in a further 4% decrease. Earnings before taxes for fiscal 1999 reflected a 94% increase over fiscal 1998.

REVENUE. During the year ended August 31, 2000 approximately 90% of revenue was derived from the production and distribution of proprietary programming, compared with 92% in 1999 and 86% in 1998. During the year, revenue from proprietary programming declined by 33% from $35.4 million from $51.5 million due primarily to fewer program deliveries in the first half of the year when the company's deliveries were comprised mainly of its television series, "First Wave". During the year ended August 31, 1999 revenues increased by 59% over the comparable years from $32.4 million to $51.5 million, as the Company delivered episodes of both "Dead Man's Gun" and an increased number of episodes of "First Wave".

Proprietary programming revenue for the last quarter of fiscal 2000 of $15.8 million was equal to revenue for the first three quarters combined, as the company more than doubled its production activity. The Company continued production of "First Wave" for its third 22-episode season and commenced production of its television series, "The Immortal", which contributed to the increase in revenue towards the end of the year. The Company also commenced production of its new television series "Big Sound" and three television movies, which will commence delivery in the first half of fiscal 2001.

AMORTIZATION OF TELEVISION PROGRAMMING. During the year the Company earned a gross margin on its proprietary programming of 17%, compared with 15% for 1999 and 13% for 1998. The increase in margin is due primarily to a change in the product mix of programs delivered during the year. The Company periodically reviews its estimates for future revenue from television programming and adjusts its amortization accordingly. During the year the Company increased amortization expense by $1.4 million due to a change in estimates.

SELLING GENERAL AND ADMINISTRATIVE EXPENSE. Although revenue for the year ended August 31, 2000 decreased, selling, general and administrative expense increased by 20%, due to increased administration expense associated with the Company's expansion in the area of proprietary programming. This increase in activity that occurred throughout the year resulted in the growth in production volume has begun to be reflected in revenue for the last quarter of the year and will continue into fiscal 2001.

The increase in selling, general and administrative expense in fiscal 1999 of 39% was also due to increased administration expense associated with the Company's expansion in the area of proprietary programming.

INTEREST EXPENSE. Interest expense of $934,728 is comprised $417,000 of interest on long-term debt and $517,728 of interest on bank indebtedness and other balances. Bank indebtedness relates to the Company's credit facility. Interest on long-term debt relates $256,233 to loans to acquire plant and equipment and $160,767 to other long-term debt. During the last quarter of the year, the Company retired $600,000 of 10% debentures and issued $7.9 million of new debentures that bear interest at 18% before accounting for the deemed debt discount associated with warrants.

Interest expense decreased by 21% from the prior year due to decreases in average balances throughout the year for both bank indebtedness and long-term debt. For fiscal 1999 interest was comprised equally of interest on bank indebtedness and interest on long-term debt.

Interest expense is expected to increase significantly over the next fiscal year due to the Company utilizing its bank credit facility to a greater extent and to the $7.9 million subordinate debt financing that was completed at the end of the current year.

TAXES. At August 31, 2000 the Company had operating losses for tax purposes of $4.9 million which are available for carry forward to future years. The full benefit of these losses has been recognized as a reduction of the Company's future income tax liability.

During the year ended August 31, 2000 the Company reported an effective tax rate of 55.6% which is comprised of the corporate statutory income tax rate of 46%, less a 12.1% benefit from the recognition of the Company's remaining tax losses and a 22.1% increase due to non-deductible expenses. The Company's effective tax rate for fiscal 1999 was 53.5% (1998 - 14.4%) comprised of the statutory income tax rate of 46%, less a 5% benefit from the recognition of the Company's available tax losses and a 12.9% increase due to non-deductible expenses.

LIQUIDITY AND CAPITAL RESOURCES

The Company finances the capital costs of its proprietary television programming and other cash requirements principally through advances from customers, borrowings under the Company's bank credit facility, contributions from equity participants and working capital. In the past, the Company has also funded its capital requirements through the issuance of shares, warrants and convertible debentures. The Company uses real estate mortgages and leases to finance the acquisition of its production facilities and equipment. Management believes that it can earn sufficient cash flow from operations to meet interest commitments on its debt.

During the year, the Company generated $27.4 million from operations and raised a net $6.4 million through financing activities, due primarily to the issuance of debt. The Company invested $33.7 million of which $31.6 million related to its investment in television programming. During the prior year the Company generated $39.8 million (1998 - $21.5 million) from operations, raised $7.0 million (1998 - $6.9 million) from financing activities relating primarily to the issuance of common shares and invested $44.1 million (1998 - $28.3 million) relating primarily to its investment in proprietary programming.

The Company intends to renew mortgages in the aggregate amount of $3.4 million as they come due during the next fiscal year.

The Company's principal debt funding is through its $25 million bank credit facility. This facility bears interest at a rate equal to the Canadian prime rate plus 1% per annum, with monthly payment of interest only drawn from an interest reserve held by the bank. The facility is secured by refundable tax credits, distribution rights to certain film properties and a general security interest on the assets of the Company. During the year the Company decreased borrowings under its credit facility by $1.1 million, leaving an available balance of $19.2 million at the end of the year.

During the year the Company issued $7.9 million 18-month debentures that bear interest at 18% per annum, 14% which is payable quarterly and the 4% balance which is deferred until maturity. The debenture holders were issued warrants to acquire 210,000 Class A common shares and 27,000 Class B common shares at a price of $5.00 per share, resulting in a deemed debt discount of $331,650. The proceeds of the debentures will be used for working capital to fund production of the Company's proprietary television programming. The debentures are renewable for an additional 18-month term, subject to certain provisions.

Management believes that the Company has adequate resources to meet its current cash requirements and its requirements well into fiscal 2001. If business activities continue to grow at current rates, management anticipates it will have to raise additional capital to meet its cash requirements.

RISKS AND UNCERTAINTIES

There are risks and uncertainties that could impact revenues and earnings from operations. In addition to interest rate risk and credit risk, that are referred to in the notes to the consolidated financial statements, there are several other risks specific to the Company and its industry.

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

Results of operations for any period depend on the number of television programs that are delivered. Consequently, results may vary from period to period, and the results of any one period may not indicate results for future periods. Cash flows may also fluctuate and may not directly respond with revenue recognition.

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

British Columbia has benefited from a stable labour force. The film and television industry in British Columbia operates under collective agreements with several unions. In the event that one or more of these unions should take strike action, the Company may be unable to hire the required personnel to produce its programming. This could result in a delay or cancellation of production, causing a reduction in revenues and operating profits.

Investments in television programming are amortized against revenues in the ratio that current revenues bear to management's estimate of aggregate anticipated gross revenues for each program. Generally the

Company amortizes a minimum of 90% of the costs over a three-year period. Management periodically reviews its estimates and adjusts the amortization of its programming accordingly. In the event that management should determine that the capitalized costs for a program exceed its recoverable value, capitalized costs would be written down in the current period, resulting in a corresponding decrease in earnings. Although to date the Company has taken no material write-down due to revaluation of its revenue estimates for television programs, no assurance can be provided that a material write-down will not occur.

Although the Company's revenues have decreased from $51.5 million for fiscal 1999 to $35.4 million for fiscal 2000, the Company has undergone rapid production growth in the latter part of the year, which will continue at a minimum for the fist half of fiscal 2001. This rapid growth has placed increasing demands on the Company's financial resources, and will continue to do so as the Company pursues its expansion strategy. There is no assurance that the Company will have the liquidity and financial resources to continue at this rate of expansion.

GOVERNMENT INCENTIVES

The BC Film industry has been experiencing a trend of rapid growth. This growth could have a positive effect on the Company's revenues and income from operations. Refundable tax credits and other government incentives are important to the Company's business. If these tax credits and incentives were to be discontinued, the Company may be unable to pursue its growth strategy.

CURRENCY RISK

The Company receives a portion of its revenues from U.S. and international sources in U.S. dollars, while its costs are payable primarily in Canadian dollars. Accordingly, operating results can be affected by fluctuations in the US dollar exchange rate. The Company does not maintain US currency balances in excess of its estimated US payables. In addition, costs may be payable in currencies other than Canadian and US dollars. To date the Company has not entered into agreements for any material hedging instruments.

INFLATION

Historically, inflation has not had a material impact of the Company's results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

Note 20 to the Consolidated Financial Statements sets forth differences between Canadian GAAP and U.S. GAAP. In addition to the U.S. GAAP issues taken into account in the preparation of Note 20, there have been accounting standards issued by the Financial Accounting Standards Board (the "FASB") or other bodies in the U.S. that may become applicable to the Company's reported results, but that it has not yet adopted because such standards are not effective for the periods presented.

In June 1998, FAS 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. FAS 133 provides comprehensive standards for the recognition and measurement of derivative and hedging activities. Generally, FAS 133 requires that all derivatives be recorded on the balance sheet at their fair value and establishes new accounting requirements for different types of hedging activities. FAS 133 is effective for fiscal years beginning after June 15, 2000. Management does not believe that the adoption of FAS 133 will materially impact the reported historical financial position or results of operations as set out in the consolidated financial statements of the Company.

The Company accounts for its investment in proprietary programming in accordance with US Financial Accounting Standard 53 "FAS 53". The AICPA has issued a statement of position (SOP 00-2) providing guidance on applying GAAP as it relates to accounting by producers and distributors of films for fiscal years beginning after December 15, 2000. Under the new guidelines, there may be changes to the method in which the Company amortizes its investment in television programs. These changes could cause the Company to adjust the carrying value of its investment in television programming, which could result in a write down that may be material. Management is currently evaluating the impact of SOP 00-2 and has not yet concluded whether or not an adjustment will arise on adoption.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

The Company intends some statements in this report, including statements set forth under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this report, regarding, among other things, the Company's plans to grow, future financial position, business strategies, budgets, projected costs and plans and objectives of management for future operations, to be "forward-looking statements." Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," or "believe," or the negative thereof, or variations thereon or similar terminology. Prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Forward-looking statements involve unknown and uncertain risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this report. Although Management believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

ITEM 9A. QUANTITATIVE AND QUALITATIVE
         DISCLOSURES ABOUT MARKET RISK

The Company is subject to two main market risks: Interest rate risk and foreign currency exchange risk.

The interest rate risk arises through the Company's $25.0 million bank credit facility. This facility bears interest at a rate equal to the Canadian prime rate plus 1% per annum. As of August 31, 2000, the Company had borrowings of $5.8 million outstanding under the credit facility. During the year ended August 31, 2000 the Company recorded interest on its credit facility of $450,251. A 1% increase in the Canadian prime rate would raise the Company's annual interest amount for fiscal 2000 to approximately $503,000.

The Company receives a portion of its revenues from U.S. and international sources in U.S. dollars while costs are payable primarily in Canadian dollars. Accordingly, operating results can be affected by fluctuations in the U.S. dollar exchange rate. Currency exchange rates are determined by market factors beyond the Company's control and may vary substantially during the course of a production. If the Canadian dollar were to strengthen in relation to the U.S. dollar, the Company's effective costs would rise in relation to its revenues. The Company does not maintain U.S. currency balances in excess of its estimated U.S. payables. To date the Company has not entered into agreements for any material hedging instruments.

ITEM 10. DIRECTORS AND OFFICERS OF THE REGISTRANT

The following table lists as of January 31, 2001 the names of the Directors and/or Executive Officers of the Company. The Directors have served in their respective capacities since their election and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. The Executive Officers are appointed by the Directors and serve until the earlier of their resignation or removal with or without cause by the Directors. Except for Bud Yorkin, who is an American citizen and resides in the United States, all of the Directors and Executive Officers are residents and citizens of Canada.


NAME                            DIRECTOR SINCE           OFFICE HELD                                         AGE
------------------------------- ------------------------ ------------------------------------------------ ----------
STEPHEN CHEIKES                 January 20, 1998         Director and Compensation Committee Member          52
------------------------------- ------------------------ ------------------------------------------------ ----------
DONALD STEELE                   September 14, 2000       Director, Audit, Compensation and Corporate         53
                                                         Governance Committees Member
------------------------------- ------------------------ ------------------------------------------------ ----------
TIMOTHY GAMBLE                  October 22, 1986         Director and President of the Company               44
------------------------------- ------------------------ ------------------------------------------------ ----------
JOHN DEREK DOUGLAS              September 14, 2000       Director and Audit Committee Member                 59
------------------------------- ------------------------ ------------------------------------------------ ----------
JULIET JONES                    Not Applicable           Chief Financial Officer of the Company since        35
                                                         February 1996 and Secretary since January 1997
------------------------------- ------------------------ ------------------------------------------------ ----------
VINCENT LUM                     November 19, 1998        Director, Audit, Compensation and Corporate         41
                                                         Governance Committees Member
------------------------------- ------------------------ ------------------------------------------------ ----------
W.D. CAMERON WHITE              February 12, 1993        Director and Chief Executive Officer of the         44
                                                         Company.  Also Corporate Governance Committee
                                                         Member
------------------------------- ------------------------ ------------------------------------------------ ----------
BUD YORKIN                      February 24, 2000        Director                                            74
------------------------------- ------------------------ ------------------------------------------------ ----------

TIMOTHY GAMBLE is the Company's founder and has served as President and as director since its inception in 1986. Mr. Gamble takes principal responsibility for business development, marketing and corporate finance matters. He has been involved in the production of numerous feature length films, such as "Cadence," starring Martin Sheen and Charlie Sheen.

W.D. CAMERON WHITE is the Company's Chief Executive Officer, having joined the Company on a full-time basis in 1994. Prior to joining the Company, Mr. White was a corporate and securities lawyer specializing in mergers and acquisitions and public and private financings for emerging growth companies at White & Associates Barristers and Solicitors from 1992 to 1994 and at Worrall Scott & Page, Barristers and Solicitors, from 1981 to 1992. Mr. White is responsible for strategic planning, acquisitions and corporate finance. Mr. White has been a director since February 1993.

JULIET JONES has been the Company's Chief Financial Officer since February 1996, and has been with the Company since 1991. Ms. Jones is responsible for overseeing all accounting and audit functions, operations management, financial planning and cash flow analysis and controls. Ms. Jones is a member of the Certified General Accountants Association of British Columbia and Canada.

STEPHEN CHEIKES has been a member of the Company's board of directors since January 1998. He is the co-founder, Chief Executive Officer and a director of Monarch Entertainment Corporation, a British Columbia film finance company. Prior to founding Monarch in 1993, Mr. Cheikes was a principal and senior executive of the Beacon Group of Companies, from 1987 to 1992. He also practiced entertainment law in Los Angeles from 1977 to 1987.

JOHN DEREK DOUGLAS has been a member of the Company's board of directors since September 2000. He is currently a Senior Vice President of Growthworks Capital Ltd., a venture capital company, since September 1998. Prior to joining Growthworks Capital Ltd., Mr. Douglas was a Senior Vice-President and Principal of Ventures West. During that time he managed $120 million in Immigrant Investor Funds. Mr. Douglas has been on the Board of Directors of over thirty companies and has been involved in many of British Columbia's successful venture backed companies. Mr. Douglas was nominated to the Company's board pursuant to the agreement between Working Opportunity Fund (EVCC) Ltd. ("WOF") and the Company that so long as WOF continues to hold a specified number of the Company's shares, WOF will have the right to have a director-nominee nominated to the board. Mr. Douglas is also a director of three companies whose shares trade on the Toronto Stock Exchange.

VINCENT LUM has been a member of the Company's board of directors since November 1998. He has been a Managing Director of Royal Bank Capital Partners since 2000 and was the Investment Manager of Royal Bank Capital Corporation ("RBCC") since 1997. From 1993 until 1997, Mr. Lum was involved in early-stage investments in technology companies for the B.C. Advanced Systems Institute. Mr. Lum was nominated to the Company's board pursuant to the agreement between RBCC and the Company which provides that so long as RBCC or any of its affiliates holds Peace Arch shares, RBCC shall have the right to have a director-nominee nominated to the board.

DONALD STEELE has been a member of the Company's board of directors since September 2000 and President of Mercantile Bancorp Limited since January 1998. Mr. Steele is has also been the President of B.C. Mercantile Corporation since 1994 (predecessor of and currently a 100% owned subsidiary of Mercantile Bancorp). Prior to founding Mercantile, Mr. Steele was Senior Vice-President and Managing Director of Capital Markets for Pemberton Securities Inc., following a position as Senior Vice-President, Corporate Finance Western Canada at Merrill Lynch Canada. Mr. Steele holds a BSc, Biochemistry, from the University of British Columbia, and an MBA, Dean's Honours, from the University of Western Ontario. Mr. Steele was nominated to the Company's board pursuant to a Loan Agreement between BCMC Capital Limited Partnership and BCMC Capital II Limited Partnership (Mercantile Bancorp Limited is the management company for both BCMC Capital Limited Partnership and BCMC Capital II Limited Partnership) and the Company which provides that so long as the Loan Agreement remains in effect, Mercantile shall have the right to have a director nominee nominated to the board. Mr. Steele is a director of one publicly traded company on the Canadian Stock Exchange.

BUD YORKIN has been a member of the Company's board of directors since February 2000. Mr. Yorkin has been a film and television producer and director since 1952. He has served as a member of the Board of Governors of both the Directors Guild of America and the Academy of Television Arts and Sciences. He was also a member of the Board of Trustees of his alma mater, Carnegie-Mellon University. He presently serves on the Board of Trustees of the American Film Institute and the Dean's Advisory Council at UCLA. Mr. Yorkin is a member of the Directors Guild of America and the Writers Guild of America.

The Company's directors are all elected annually at its shareholders meetings for one-year terms and serve until their successors are elected and qualified or they sooner resign. RBCC, WOF and Mercantile

Bancorp each have a right to nominate one of the directors. As a British Columbia corporation, the Company is required by British Columbia corporate laws to include on its board of directors at least one person ordinarily resident in British Columbia and a majority of persons ordinarily resident in Canada. This requirement may limit the persons eligible to serve on the Company's board in the future. With the exception of Mr. Bud Yorkin, who is a United States of America citizen and who resides in the United States, all of the Directors and officers of the Company reside in the Province of British Columbia and all are Canadians. The Board of Directors met six (6) times in fiscal 2000.

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

ITEM 11. COMPENSATION TO DIRECTORS AND OFFICERS

During the most recently completed fiscal year, the non-employee Directors of the Company were paid a yearly retainer of $5,000. As well, these Directors are paid $500 for each Directors' or Committee Meeting attended in person and $300 for each Directors' or Committee Meeting attended by conference call. Chairpersons of any Directors' or Committee Meeting were paid twice that of a non-chair member. Incentive stock options were granted pursuant to the Company's Stock Option Plan to non-employee Directors of the Company during the last completed financial year to purchase up to 40,000 Class B Shares at a price of $5.00 (U.S.) per share exercisable on or before 2nd February 2003, none of which were exercised. No stock options were exercised by any non-employee Directors.

The aggregate cash compensation paid or payable to officers and directors, as a group, of the Company and its subsidiaries for services rendered during the fiscal year ended August 31, 2000 was $622,655.

The following table sets forth all annual and long term compensation for services to the Company for the most recently completed financial year, as at August 31, 2000 in respect of the Named Executive Officers. At the end of the most recently completed financial year, the Company had three Named Executive Officers, Cameron White, the Company's CEO, Timothy Gamble, the Company's President and Juliet Jones, the Company's CFO (the "Named Executive Officers"). There were no other executive officers of the Company, or other individuals, whose total compensation exceeded $100,000 during the financial year ended August 31, 2000.


                                  ANNUAL COMPENSATION                 LONG TERM COMPENSATION
                        ---------------------------------------- ----------------------------------
                                                                       AWARDS           PAYOUTS
                        ----------- ---------- ----------------- -------------------- -------------
  NAME AND PRINCIPAL                             OTHER ANNUAL     SECURITIES UNDER    LTIP PAYOUTS     ALL OTHER
       POSITION           SALARY      BONUS      COMPENSATION    OPTION GRANTED (#)       ($)         COMPENSATION
                           ($)         ($)           ($)                                                  ($)
----------------------- ----------- ---------- ----------------- -------------------- ------------- -----------------
WD Cameron               $200,000      Nil           Nil           25,000 Class B         Nil             Nil
White, CEO
----------------------- ----------- ---------- ----------------- -------------------- ------------- -----------------
Timothy Gamble,
President                $200,000      Nil           Nil           25,000 Class B         Nil             Nil
----------------------- ----------- ---------- ----------------- -------------------- ------------- -----------------
Juliet  Jones,   Chief
Financial Officer        $120,000      Nil           Nil           25,000 Class B         Nil             Nil
----------------------- ----------- ---------- ----------------- -------------------- ------------- -----------------

                        LONG TERM INCENTIVE PLANS -
            AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR


                                                                              ESTIMATED FUTURE PAYOUTS UNDER
                                                                             NON-SECURITIES-PRICE-BASED PLANS
                             SECURITIES UNITS   PERFORMANCE OR OTHER   ---------------------------------------------
                              OR OTHER RIGHTS        PERIOD UNIT         THRESHHOLD        TARGET        MAXIMUM
           NAME                     (#)         MATURATION OR PAYOUT      ($ OR #)        ($ OR #)       ($ OR #)
---------------------------- ------------------ ---------------------- --------------- --------------- -------------
W.D. Cameron White                  N/A            August 31, 2000          N/A             N/A            N/A
---------------------------- ------------------ ---------------------- --------------- --------------- -------------
Timothy Gamble                      N/A            August 31, 2000          N/A             N/A            N/A
---------------------------- ------------------ ---------------------- --------------- --------------- -------------
Juliet Jones                        N/A            August 31, 2000          N/A             N/A            N/A
---------------------------- ------------------ ---------------------- --------------- --------------- -------------

The maximum Performance Bonus entitlement shall be equal to 50% of each of Messrs. White, Gamble and Ms. Jones' (collectively, the "Employee") base salary during the relevant fiscal year. For greater certainty, the Employees' base salary during the fiscal year ended August 31, 2000 shall be deemed to be $200,000 per annum in the case of Messrs. White and Gamble and $120,000 per annum in the case of Ms. Jones.

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

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

During the most recently completed financial year, an aggregate of 75,000 Class B incentive stock options were granted to the Named Executive Officers of the Company at an exercise price of $5.50 per share exercisable on or before 13th January 2003. None of the options have been exercised.

Except for the Company's Stock Option Plan, there are no plans in effect pursuant to which cash or non-cash compensation was paid or distributed to Named Executive Officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year. The Company does not have any pension plans or retirement benefit plans.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES
          FROM REGISTRANT OR SUBSIDIARIES

      CLASS B STOCK OPTIONS OUTSTANDING AS AT JANUARY 31, 2001


Name                         Title              Expiry Date                    Price        No. of B Options
---------------------------- ------------------ ------------------------ ------------------ ------------------------
Employee                                        March 29/01                   $14.00                  375
---------------------------- ------------------ ------------------------ ------------------ ------------------------
T. Gamble                    President          Mar 29/01                     $14.00                12,250
---------------------------- ------------------ ------------------------ ------------------ ------------------------
Employees                                       Mar 29/01                     $14.00                  875
---------------------------- ------------------ ------------------------ ------------------ ------------------------
Employee                                        May 9/01                      $19.40                  500
---------------------------- ------------------ ------------------------ ------------------ ------------------------
WDC White                    CEO                Oct 15/01                     $13.50                12,025
---------------------------- ------------------ ------------------------ ------------------ ------------------------
Juliet Jones                 CFO                Oct 15/01                     $13.50                 5,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
Employees                                       Oct 15/01                     $13.50                 6,250
---------------------------- ------------------ ------------------------ ------------------ ------------------------
WDC White                    CEO                June 2/02                     $13.00                 4,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
J. Jones                     CFO                June 2/02                     $13.00                 3,800
---------------------------- ------------------ ------------------------ ------------------ ------------------------
T. Gamble                    President          June 2/02                     $13.00                 4,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
Employees                                       June 2/02                     $13.00                 4,400
---------------------------- ------------------ ------------------------ ------------------ ------------------------
T. Gamble                    President          Mar 23/03                      $9.50                 7,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
WDC White                    CEO                Mar 23/03                      $9.50                 7,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
J. Jones                     CFO                Mar 23/03                      $9.50                 5,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
S. Cheikes                   Director           Mar 23/03                      $9.50                10,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
Employees                                       Mar 23/03                      $9.50                19,500
---------------------------- ------------------ ------------------------ ------------------ ------------------------
Employees                                       Nov 19/03                      $7.50                 3,600
---------------------------- ------------------ ------------------------ ------------------ ------------------------
V. Lum                       Director           Feb 16/04                      $9.50                 5,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
S. Cheikes                   Director           Feb 16/04                      $9.50                 5,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
C. White                     CEO                Jan 13/03                      $5.50                25,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
T. Gamble                    President          Jan 13/03                      $5.50                25,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
J. Jones                     CFO                Jan 13/03                      $5.50                25,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
Employees                                       Jan 13/03                      $5.50                49,320
---------------------------- ------------------ ------------------------ ------------------ ------------------------
V. Lum                       Director           Feb. 2/03                   $5.00 (US)               7,500
---------------------------- ------------------ ------------------------ ------------------ ------------------------
S. Cheikes                   Director           Feb. 2/03                   $5.00 (US)               7,500
---------------------------- ------------------ ------------------------ ------------------ ------------------------
B. Yorkin                    Director           Feb. 2/03                   $5.00 (US)              25,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
Employee                                        Feb. 2/03                   $5.00 (US)              27,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
Employee                                        Feb. 2/03                   $6.00 (US)              10,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
Employee                                        Feb. 2/03                   $7.00 (US)              10,000
---------------------------- ------------------ ------------------------ ------------------ ------------------------
Employee                                        July 27/03                     $5.00                50,500
---------------------------- ------------------ ------------------------ ------------------ ------------------------
Employee                                        Dec. 21/03                     $3.00                91,100
---------------------------- ------------------ ------------------------ ------------------ ------------------------

---------------------------- ------------------ ------------------------ ------------------ ------------------------
                                                                                     TOTAL          468,495
---------------------------- ------------------ ------------------------ ------------------ ------------------------


CLASS B WARRANTS OUTSTANDING AS AT JANUARY 31, 2001


DATE OF ISSUANCE OF THE   NUMBER OF WARRANTS     NUMBER OF WARRANTS            EXERCISE      EXPIRY DATE OF
WARRANTS                  ISSUED                 CURRENTLY OUTSTANDING         PRICE         WARRANTS
------------------------- ---------------------- ----------------------------- ------------- ----------------------
August 3, 1999            75,000 Class B         75,000 Class B                $6.75(US)     August 3, 2004
------------------------- ---------------------- ----------------------------- ------------- ----------------------
August 16, 2000           40,500[1] Class B      40,500[1] Class B             $5.00         February 16, 2004
------------------------- ---------------------- ----------------------------- ------------- ----------------------

[1] 13,500 of these Warrants are not exercisable unless the term of the Debentures, as same is described in Item 13, "Interest of Management in Certain Transactions,", is extended past their maturity date. If the Debentures are repaid on or before the date they are due, these Warrants will expire.

The total amount of securities called for by all such options to purchase Class B Shares and warrants to purchase Class B Shares held by directors and officers as a group is 195,075.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

As at January 21, 2001, there was no indebtedness of any director, executive officer, senior officer or associate of them to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee purchase program or otherwise.

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

In August 2000, the Company completed a $7.9 million subordinated debenture financing (the "Debentures"). The Debentures which are due in February 2002 and bear interest at 18% per annum, 4% of which is deferred until the Debenture is repaid. The Debentures are subordinate to the Company's senior indebtedness. Purchasers of the Debentures received a 5% fee as well as three year warrants to purchase Class "A" and/or Class "B" shares exercisable at $5.00 per share (the "Warrants"). Certain directors, officers, insiders and associates thereof acquired Debentures and Warrants as set out below:


                                                     AMOUNT OF                           WARRANTS
PURCHASER                                            DEBENTURE        ------------------------------------------------
                                                                      CLASS A SHARES           CLASS B SHARES
---------------------------------------------------- ---------------- ------------------------ -----------------------
Timothy Gamble[4]                                    $200,000         6,000       3,000[5]
---------------------------------------------------- ---------------- ----------- ------------ ----------- -----------
W.D. Cameron White[4]                                $150,000         4,500       2,250[5]
---------------------------------------------------- ---------------- ----------- ------------ ----------- -----------
Working Opportunity Fund (EVCC) Ltd. [1]             $1,800,000[2]    27,000      13,500[5]    27,000      13,500[5]
---------------------------------------------------- ---------------- ----------- ------------ ----------- -----------
BCMC Capital Limited Partnership[3]                  $2,586,000       77,580      38,790[5]
---------------------------------------------------- ---------------- ----------- ------------ ----------- -----------
BCMC Capital II Limited Partnership[3]               $1,414,000       42,420      21,210[5]
---------------------------------------------------- ---------------- ----------- ------------ ----------- -----------

[1] Derek Douglas, a director of the Company, is an insider of Working Opportunity Fund (EVCC) Ltd., which in turn is an insider of the Company. The purchasers paid consideration equal to that paid by unrelated parties.
[2] $600,000 of this amount was used to retire a debenture previously held by Working Opportunity Fund (EVCC) Ltd. which was due 21st October 2000.
[3] Donald Steele, a director of the Company, is President of Mercantile Bancorp Limited. Mercantile Bancorp Limited is the management company for BCMC Capital Limited Partnership and BCMC Capital II Limited Partnership.
[4] Director and Senior Officer of the Company. The purchasers paid consideration equal to that paid by unrelated parties.

[5] These Warrants are not exercisable unless the term of the Debentures is extended past their maturity date. If the Debentures are repaid on or before the date they are due, these Warrants will expire.

PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

Not applicable.

PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

Not Applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

Not Applicable.

PART IV

ITEM 17. FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Generally Accepted Accounting Principles (GAAP) in Canada, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as described in Note 20 to the audited financial statements included herein.

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

The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Annual Report. The report of KPMG LLP, Chartered Accountants for fiscal 1999 and 2000 is included herein immediately preceding the financial statements.


The following financial statements are filed as part of this Annual Report on Form 20-F:

Audited Financial Statements for the years ended August 31, 1998, 1999 and 2000

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       PEACE ARCH ENTERTAINMENT GROUP INC.


                                       By: /s/ W.D. CAMERON WHITE
                                          ------------------------------------
                                                  W.D. Cameron White
                                              Chief Executive Officer and
                                                      a Director

Date:  February 22, 2001

AUDITORS' REPORT

We have audited the consolidated balance sheets of Peace Arch Entertainment Group Inc. (formerly known as Vidatron Entertainment Group Inc.) as at August 31, 2000 and 1999 and the consolidated statements of operations, deficit and cash flows for the each of the years in the three year period ended August 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2000 and 1999 and the results of its operations and its cash flows for the years in the three year period ended August 31, 2000, in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia) we report that , in our opinion, these principles have been applied on a consistent basis.

Canadian general accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended August 31, 2000 and shareholders' equity as at August 31, 2000 and 1999 to the extent summarized in Note 20 to the consolidated financial statements.

/S/ KPMG LLP

Chartered Accountants
Vancouver, Canada
December 13, 2000

                          CONSOLIDATED BALANCE SHEETS

As at August 31, 1999 and 2000


(Expressed in thousands of Canadian dollars)
                                                                                   1999               2000
----------------------------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents                                                  $      4,455       $      4,459
Accounts receivable (note 3)                                                     19,901             16,443
Productions in progress                                                           3,446             15,637
Prepaid expenses and deposits                                                       292                882
Investment in television programming (note 4)                                    10,227             15,550
Property and equipment (note 5)                                                   7,079              7,397
Deferred costs                                                                      278              1,049
Goodwill and trademarks (note 6)                                                  3,185              2,913
----------------------------------------------------------------------------------------------------------
                                                                           $     48,863       $     64,330
----------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Bank indebtedness (note 7)                                                 $      6,932       $      5,797
Accounts payable and accrued liabilities                                          6,674             10,095
Deferred revenue                                                                  3,980              8,338
Deferred gain (note 8)                                                              514                233
Deferred credit (note 9)                                                              -              1,090
Future income taxes (note 10)                                                       797                460
Debt (note 11)                                                                    4,240             11,252
----------------------------------------------------------------------------------------------------------
                                                                                 23,137             37,265
----------------------------------------------------------------------------------------------------------
Shareholders' equity:
   Share capital (note 12)                                                       32,182            32, 378
   Authorized:
     100,000,000 Class A Multiple Voting Shares
        Issued - 1,387,791 (August 31, 1999 - 1,517,965)
     100,000,000 Class B Subordinate Voting Shares
        Issued - 2,434,953 (August 31, 1999 - 2,267,978)
     25,000,000 Preference Shares, issuable in series;
       Issued - nil
   Other paid-up capital                                                            136                467
   Deficit                                                                       (6,592)            (5,780)
----------------------------------------------------------------------------------------------------------
                                                                                 25,726             27,065
----------------------------------------------------------------------------------------------------------
                                                                           $     48,863       $     64,330
==========================================================================================================

Commitments (note 8 and 11)

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENT OF OPERATIONS

For the Years Ended August 31, 1998, 1999 and 2000


(Expressed in thousands of Canadian dollars except per share information)


                                                                          1998               1999               2000
--------------------------------------------------------------------------------------------------------------------
Revenue                                                           $     32,457        $    51,547        $    35,438

Expenses:
   Amortization of television programming                               23,659             40,296             26,311
   Other costs of production and sales                                   3,577              2,905              2,157
   Depreciation and amortization                                           389                484                809
   Selling, general and administrative                                   2,201              3,049              3,668
   Interest (note 13)                                                      576              1,188                935
--------------------------------------------------------------------------------------------------------------------
                                                                        30,402             47,922             33,880
--------------------------------------------------------------------------------------------------------------------
Earnings from operations before undernoted                               2,055              3,625              1,558

Gain on sale of assets (note 8)                                              -                360                272
--------------------------------------------------------------------------------------------------------------------
                                                                             -                360                272
--------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                             2,055              3,985              1,830
Income taxes (note 10)                                                     297              2,132              1,018
--------------------------------------------------------------------------------------------------------------------
Net earnings                                                      $      1,758        $     1,853        $       812
====================================================================================================================
Basic net earnings per common share (note 14)                     $       0.68        $      0.60        $      0.21
====================================================================================================================
Fully diluted earnings per common share (note 14)                 $       0.63        $      0.58        $      0.21
====================================================================================================================


CONSOLIDATED STATEMENT OF DEFICIT

For the Years Ended August 31, 1998, 1999 and 2000

(Expressed in thousands of Canadian dollars)
                                                                          1998               1999               2000
--------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                        $   (10,203)        $   (8,445)        $   (6,592)

Net earnings (loss) for the year                                         1,758              1,853                812
--------------------------------------------------------------------------------------------------------------------
Balance, end of year                                              $    (8,445)        $   (6,592)        $   (5,780)
====================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Years Ended August 31, 1998, 1999 and 2000

(Expressed in thousands of Canadian dollars)


                                                                          1998               1999               2000
--------------------------------------------------------------------------------------------------------------------
Operating activities:
   Net earnings (loss)                                            $      1,758        $     1,853        $       812
   Items not involving cash:
     Depreciation and amortization                                      24,513             40,119             27,120
     Interest on debt discount                                               -                 96                 48
     Future income taxes                                                     -              1,816                629
     Loss (Gain) on sale of assets                                           -              (361)                290
     Other                                                                  19                  7                  -
   Changes in non-cash operating working capital (note 15)             (4,817)            (3,759)            (1,544)
--------------------------------------------------------------------------------------------------------------------
                                                                        21,473             39,771             27,355
--------------------------------------------------------------------------------------------------------------------
Investing activities:
   Investment in television programming                               (27,698)           (44,231)           (31,599)
   Increase in deferred costs                                                -              (243)              (998)
   Increase in goodwill and trademarks                                       -               (12)               (39)
   Property and equipment acquired                                       (633)              (270)              (589)
   Proceeds on sale of assets, net (note 8)                                  -                626                  -
   Acquisition of assets (note 9)                                            -                  -              (477)
--------------------------------------------------------------------------------------------------------------------
                                                                      (28,331)           (44,130)           (33,702)
--------------------------------------------------------------------------------------------------------------------
Financing activities:
   Issue of common shares, net                                           4,875              4,177                191
   Increase (repayments) in loans due to directors and
   shareholders                                                            378              (386)                350
   Increase (decrease) in bank indebtedness                              1,704              4,282            (1,135)
   Increase in debt                                                      1,737              1,200              7,817
   Repayment of debt                                                   (1,704)            (2,335)              (872)
--------------------------------------------------------------------------------------------------------------------
                                                                         6,990              6,938              6,351
--------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                           132              2,579                  4
Cash and cash equivalents, beginning of year                             1,744              1,876              4,455
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                            $      1,876        $     4,455        $     4,459
--------------------------------------------------------------------------------------------------------------------
Supplementary information:
   Interest paid (net of amounts capitalized)                     $        543        $     1,142        $       787
   Income taxes paid                                                         -                 12                505
   Non-cash transactions:
     Property acquired through increase in long-term debt                4,100                  -                  -
     Property sold through decrease in long term debt and
       increase in accounts receivable (note 8)                              -              2,467                  -

   Value assigned to common shares issued:
     For acquisition of Peace Arch Productions Inc. (note 6)             1,980                803                  -



The accompanying notes are an integral part of the consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

1. OPERATIONS

Based in Vancouver, British Columbia, Canada, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the "Company") is a fully integrated television production company that produces and distributes film, television, video, webcast and interactive programming for world-wide markets.

2.       SIGNIFICANT ACCOUNTING POLICIES

(a)      Basis of Presentation

         The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in Canada and, except as explained and quantified in note 20, comply, in all material respects, with generally accepted accounting principles in the United States. In particular, the Company's accounting policies are in accordance with industry guidance in the United States as set out in Statement of Financial Accounting Standards No.53, "Financial Reporting by Producers and Distributors of Motion Picture Films" ("SFAS 53").

         These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany balances and transactions have been eliminated. In accordance with the provisions of SFAS 53, the Company has elected to present an unclassified balance sheet.

(b)      Revenue Recognition

                  (i) Revenues from television programming are recognized when the license period has commenced, the program has been delivered and other conditions as specified in the respective agreements have been met.

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

(c)      Cash Equivalents

         Cash equivalents include highly liquid investments with terms to maturity of 90 days or less when purchased.

(d)      Productions in Progress

         Productions in progress represent the costs of incomplete programs and are carried at the lower of cost and estimated net realizeable value.

(e)      Investment in Television Programming

         Investment in television programming represents the unamortized cost of completed proprietary television programs (net of related tax credits received or receivable) which have been produced by the Company or to which the Company has acquired distribution rights.

         The Company records amortization based on the ratio that current revenues bear to expected total gross revenues for a program. Investment in television programming is recorded at the lower of unamortized cost and net realizable value, determined on an individual program basis. The Company amortizes substantially all of its production costs over a five-year period.

(f)      Property and Equipment

         Property and equipment are stated at cost and depreciated on the following basis:

         Buildings.................................   5%.declining balance
         Computers, furniture and equipment........  20%.declining balance
         Production equipment......................  20%.declining balance
         Other.....................................   2.- 5 year straight line


Equipment under capital lease is amortized using the above rates.

(g)      Deferred Costs

         Deferred costs represent financing costs, which are recognized over the term of the related financing, and development costs incurred on projects prior to production. Upon commencement of production, the development costs are reclassified to productions in progress. Development costs are written off when it is determined that they will not be recovered.

(h)      Goodwill

         Goodwill is recorded at cost and until August 31, 1999 was amortized on a straight line basis over 20 years. Effective September 1, 1999 the Company changed its estimate to record amortization on a straight-line basis over a remaining life of 10 years. The effect of this change in accounting estimate which has been applied prospectively, is a reduction in net earnings for the current year of $141,130 or $0.04 per common share. Management performs annual assessments to determine whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. When the future cash flows are less than the carrying value, the excess is charged against income.

(i)      Government Assistance

         The Company has access to several government programs that are designed to assist film and television production in Canada. Amounts received in respect of government programs are recorded as revenue in accordance with the Company's revenue recognition policy for completed film and television programs. Refundable tax credits are recorded as described in note 2(e).

(j)      Income Taxes

         Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

(k)      Foreign Currency Translation

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

(m)      Use of Estimates

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

3.       ACCOUNTS RECEIVABLE

                                                         1999                   2000

-------------------------------------------------------------------------------------
          Trade receivables                      $      4,284           $      6,011
          Tax credits receivable                       14,724                 10,207
          Income taxes recoverable                         76                    225
          Short-term note (note 8)                        817                      -
-------------------------------------------------------------------------------------
                                                 $     19,901           $     16,443
=====================================================================================

         Tax credits receivable are federal and provincial refundable tax credits related to specific film productions in Canada. The credits are recorded as a reduction to the related investment in television programming in the period in which the related production is completed and then amortized in accordance with note 2(e). During the year, tax credits aggregating $7,814,639 were recorded (1999 - $10,830,223).

4.       INVESTMENT IN TELEVISION PROGRAMMING


                                                    1999                                     2000
         --------------------------------------------------------------------------------------------------------
                                                            Accumulated                              Accumulated
                                               Cost        Amortization                 Cost        Amortization
         --------------------------------------------------------------------------------------------------------
         Television Movies              $     6,065          $    5,860          $     6,895         $     5,973
         Television Series                   83,056              73,034              113,864              99,236
         --------------------------------------------------------------------------------------------------------
                                             89,121              78,894              120,759             105,209
         --------------------------------------------------------------------------------------------------------
         Net book value                                      $   10,227                              $    15,550
         ========================================================================================================

5.       PROPERTY AND EQUIPMENT

                                                    1999                                     2000
         --------------------------------------------------------------------------------------------------------
                                                            Accumulated                              Accumulated
                                               Cost        Amortization                 Cost        Amortization
         --------------------------------------------------------------------------------------------------------
         Land                           $     5,203          $        -          $     5,203         $         -
         Buildings                            1,532                 409                1,286                 182
         Computers, furniture and               386                 253                  413                 270
         equipment
         Production equipment                 1,101                 527                1,350                 679
         Equipment under capital                 57                  20                  325                  54
         lease
         Other                                   23                  14                   29                  24
         --------------------------------------------------------------------------------------------------------
                                              8,302               1,223                8,606               1,209
         --------------------------------------------------------------------------------------------------------
         Net book value                                      $    7,079                              $     7,397
         ========================================================================================================

6.       GOODWILL AND TRADEMARKS

         Effective September 1, 1996, the Company acquired 100% of the shares of Peace Arch Productions Inc. (formerly Sugar Entertainment Ltd.), for consideration of 22,500 common shares at a deemed price of $10.00 per common share and contingent consideration of 350,000 cancelable performance shares at a deemed price of $0.10 per common share. The shares were comprised of 50% Class A shares and 50% Class B shares. The performance shares were releasable from escrow at a rate of one share for every $10.00 of cash flow generated by Peace Arch Productions Inc. Goodwill recorded at the time of acquisition was $318,232.

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

         As at August 31, 2000, accumulated amortization of goodwill amounted to $534,777 (August 31, 1999 - $224,020).

7.       BANK INDEBTEDNESS

         Bank indebtedness is drawn under a credit facility of up to $25 million for production financing and is comprised of demand loans bearing interest at prime plus 1% per annum with monthly payments of interest only withdrawn from reserves held by the bank. As at August 31, 2000, the prime rate was 7.5% (August 31, 1999 - 6.25%). The loans are secured by the refundable tax credits and distribution rights of the film properties to which the loans relate and a general security agreement.

8.       DEFERRED GAIN

         In August 1999, the Company sold one of its three properties for gross proceeds of $3,265,000. As consideration, the Company received cash in the amount of $550,000 and a note in the amount of $817,295 bearing interest at 12% per annum. The principal was due and repaid in the current year. The Company continues to occupy the property through a lease arrangement, with an option to terminate after two years. The gain on the sale in excess of the present value of the minimum lease payments, being $284,528, was realized in 1999. The remaining amount of $513,493 was deferred and is being amortized over the two year minimum lease term.

         The Company is obligated under the lease arrangement to pay $287,460 rent and operating costs in 2001.

9.       ACQUISITION OF MVP MOVIE VISTA PRODUCTIONS INC.

         Effective August 31, 2000, the Company acquired 100% of the issued and outstanding shares of MVP Movie Vista Productions Inc. for cash consideration of $476,975. Assets acquired include film rights and future income tax assets valued at $1,566,762. The excess of the value assigned to the acquired assets over the consideration paid is recorded as a deferred credit and will be amortized in proportion to the realization of the tax benefit acquired.


10.      FUTURE INCOME TAXES

         Temporary differences give rise to the following future tax assets and liabilities at August 31:


                                                                              1999                          2000
         --------------------------------------------------------------------------------------------------------
          FUTURE INCOME TAX ASSETS:
          Property and Equipment                                      $        278                  $         64
          Share issue costs                                                    704                           503
          Deferred gain                                                        175                            80
          Other                                                                 54                            75
          Losses available for future periods                                  580                         2,227
         --------------------------------------------------------------------------------------------------------
          Gross future tax assets                                            1,791                         2,949
          Valuation allowance                                                    -                             -
         --------------------------------------------------------------------------------------------------------
          Net future income tax assets                                       1,791                         2,949

          FUTURE INCOME TAX LIABILITIES:
          Property and equipment                                                 -                         (156)
          Investment in television programming                             (2,539)                       (3,210)
          Other                                                               (49)                          (43)
         --------------------------------------------------------------------------------------------------------
                                                                      $      (797)                  $      (460)
         ========================================================================================================

         The Company's losses expire as follows:

          2001                               $     30
          2002                                    689
          2003                                    265
          2004                                    390
          2005                                    919
          2006                                  1,358
          2007                                  1,233
          -------------------------------------------
                                             $  4,884
          ===========================================

The differences between the effective tax rate reflected in the provision for income taxes and the Canadian statutory income tax rate are as follows:


                                                                                       Years ended August 31,

                                                                            1998            1999          2000
          ------------------------------------------------------------------------------------------------------
          Corporate statutory income tax rate                               45.6%           45.6%         45.6%
          Add (deduct) the effect of:
          Utilization of previously unrecognized tax losses                (35.1)           (5.0)        (12.1)
          Expenses not deductible for income tax purposes                     3.9            12.9          22.1
          ------------------------------------------------------------------------------------------------------
          Effective tax rate                                                14.4%           53.5%         55.6%
          ======================================================================================================

11.       DEBT

                                                                                          1999         2000
      --------------------------------------------------------------------------------------------------------
        (i)  Mortgage due May 1, 2001 bearing interest at 7.2% per annum with          $      927    $     897
             aggregate monthly payments of principal and interest of $9, secured by a first mortgage on property
       (ii)  Mortgage due March 1, 2001 bearing interest at 6.95% per annum with            2,641    $   2,519
             aggregate monthly payments of principal and interest of $25, secured by a first mortgage on property
      (iii)  Loans to purchase equipment, bearing interest at an average annual                90           14
             rate of the bank rate plus 2.0% secured by the equipment acquired.
       (iv)  Debentures having a face value of $7,900 (recorded net of $322 deemed              -        7,578
             debt discount) bearing interest at 14% per annum, payable quarterly, and 4% interest compounded quarterly, payable at maturity. The debt is secured by a charge on the assets of the Company, and due Feb 16,
             2002. With the consent of the Lender, up to 75% of the principal may be extended for a further 18 months (note 12(c)).
        (v)  Debentures having a face value of $600 (recorded net of deemed debt              560            -
             discount of $40) bearing interest at 10% per annum, payable quarterly, secured by a charge on the assets of the Company, and due
             October 21, 2000.
       (vi)  Capital leases to purchase equipment, bearing interest from 7.2 to                22          244
             10.2% per annum, secured by the equipment acquired.
      --------------------------------------------------------------------------------------------------------
                                                                                       $    4,240    $  11,252
      ========================================================================================================

Of the $7,900,000 debt issued (note 11(iv)), $350,000 was to related parties. Included with the issuance were warrants to purchase 210,000 Class A and 27,000 Class B shares at an exercise price of $5.00 per share (note 12(c)). A value of $331,650 has been attributed to the warrants issued and recorded as debt discount and other paid-in capital. This debt discount is being amortized against income as interest expense over the term of the debentures, and has a current unamortized value of approximately $322,434.

Also in connection with the debt issue, the Company agreed to grant, in the event of an extension at February 16, 2002, warrants to purchase 105,000 Class A shares and 13,500 Class B shares at an exercise price of $5.00 per share.

Principal due in each of the next five fiscal years ending August 31 is approximately as follows:

2001                           $    3,291
2002                                7,881
2003                                   80
2004                                    -
2005                                    -
-----------------------------------------
                               $   11,252
=========================================

12.   SHARE CAPITAL

      (a)    Issued

             In 1999, every five common shares were consolidated and reclassified into one Class A Multiple Voting share and one
             Class B Subordinate Voting share. Class A shares are entitled to ten votes per share and Class B shares are entitled to one vote per share. Each Class A share is convertible at any time into one Class B share at the option of the holder. The information in these consolidated financial statements has been restated to reflect the share consolidation and reclassification.

                                             Class A                           Class B
                                  Number of              Amount       Number of            Amount           Total
                                    Shares                             Shares                               Amount
--------------------------------------------------------------------------------------------------------------------
Balance, August 31, 1997           1,251,648        $     9,661       1,251,660       $     9,662        $    19,323

Change during the year:
Issued for cash                      268,817              2,513         268,818             2,514              5,027
Performance shares returned to
treasury                             (7,500)                  -         (7,500)                 -                  -
Performance shares released
from escrow (note 6)                       -                990               -               990              1,980
Less share issue costs                     -               (76)               -              (76)              (152)
--------------------------------------------------------------------------------------------------------------------
Balance, August 31, 1998           1,512,965             13,088       1,512,978            13,090             26,178

Change during the year:
Tax recovery, prior year share
issue costs                                -                168               -               168                336
Performance shares released
from escrow (note 6)                       -                390               -               413                803
Issued for cash                        5,000                 37           5,000                37                 74
Issued for cash, pursuant to
public offering                            -                  -         750,000             5,601              5,601
Less share issue costs, net of
tax benefit                                -                (1)               -             (809)              (810)
--------------------------------------------------------------------------------------------------------------------
Balance, August 31, 1999           1,517,965             13,682       2,267,978            18,500             32,182

Change during the year:
Issued for cash                            -                  -          36,800               202                202
Converted                          (130,174)            (1,173)         130,175             1,173                  -
Less share issue costs, net of
tax benefit                                -                 29               -              (35)                (6)
--------------------------------------------------------------------------------------------------------------------
Balance, August 31, 2000           1,387,791        $    12,538       2,434,953       $    19,840        $    32,378
====================================================================================================================

         Shares issued for non-cash consideration have been valued at their estimated fair value at the date of issuance.

(b)      Options

         For each of the periods presented, the following stock options were outstanding. For the years 1998 and 1999, the number of shares shown in the following table represent 1/2 Class A shares and 1/2 Class B shares.


Expiry Date                     Exercise Price              1998             1999                    2000
                                Per Share                                                     Class A           Class B
------------------------------------------------------------------------------------------------------------------------
January 24, 2001                   $     11.20             1,350              750               375               375
March 29, 2001                           14.00            47,000           47,000            13,500            13,500
May 9, 2001                              19.40             1,000            1,000               500               500
October 15, 2001                         13.50            49,500           47,950            23,525            23,525
June 2, 2002                             13.00            39,600           35,000            16,450            16,450
August 26, 2002                          10.25             6,000                -                 -                 -
January 13, 2003                          5.50                 -                -                 -           130,320
February 2, 2003                       US 5.00                 -                -                 -            76,000
February 2, 2003                       US 6.00                 -                -                 -            10,000
February 2, 2003                       US 7.00                 -                -                 -            10,000
March 23, 2003                            9.50           158,200          130,000            53,500            53,500
July 27, 2003                             5.00                 -                -                 -            53,500
November 19, 2003                         7.50                 -           14,000             3,600             3,600
February 1, 2004                         11.25                 -            1,000                 -                 -
February 16, 2004                         9.50                 -           40,000            15,000            15,000
---------------------------------------------------------------------------------------------------------------------
                                                         302,650          316,700           126,450           406,270
=====================================================================================================================
                                                            1998             1999                    2000
                                                                                            Class A           Class B
---------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                               184,675          302,650           158,350           158,350
Granted                                                  152,200           65,000                 -           346,570
Exercised                                                  (825)         (11,000)                 -          (36,800)
Expired or cancelled                                    (33,400)         (39,950)          (31,900)          (61,850)
---------------------------------------------------------------------------------------------------------------------
Balance, end of year                                     302,650          316,700           126,450           406,270
=====================================================================================================================

         Stock options have exercise prices based on market prices at the date of grant and vest over a period that does not exceed two and one-half years.

(c)      Warrants

         In 1999, 750,000 Class B shares were issued by way of public offering. In connection with the public offering, the Company granted as compensation a warrant to purchase up to 75,000 Class B shares at an exercise price of $US 6.75 per share. The warrant is exercisable for a period of four years beginning one year after August 3, 1999, and may not be transferred, assigned or hypothecated for a period of one year except to officers of the underwriter and any successors to the underwriter.

         In connection with the debentures issued during the year (note 11(iv)), the Company issued share purchase warrants to purchase an aggregate of 210,000 Class A shares and 27,000 Class B shares, all at an exercise price of $5 per share, exercisable for a period of 42 months from August 16, 2000. The Company granted additional warrants to purchase 105,000 Class A shares and 13,500 Class B shares at an exercise price of $5 per share. These Warrants are not exercisable unless the term of the Debentures is extended past their maturity date. If the Debentures are repaid on or before the date they are due, these Warrants will expire. In the event of an extension, the warrants will expire February 16, 2004.

         For each of the periods presented, warrants were outstanding to acquire common shares as indicated in the table. For the years 1998 and 1999, the number of shares shown in the following table represent 1/2 Class A shares and 1/2 Class B shares:


                                       Exercise           1998            1999            2000
                                      Price Per
         Expiry Date                      Share                                        Class A         Class B
         -----------------------------------------------------------------------------------------------------
         March 31, 1999            $       6.25        267,000               -               -               -
         October 21, 2000                  6.25              -         100,000          50,000          50,000
         February 16, 2004                 5.00              -               -         210,000[1]       27,000[1]
         August 3, 2004                 US 6.75              -               -               -          75,000
         -----------------------------------------------------------------------------------------------------
                                                       267,000         100,000         260,000         152,000
         =====================================================================================================

         (1) In addition to the warrants disclosed in the table above, the Company granted contingent warrants to purchase 105,000 Class A shares and 13,500 Class B shares, at an exercise price of $5.00, in the event of an extension to the related debentures (note 12(c)).

(d)      Dividends

         Covenants attached to the debentures limit the Company's ability to pay dividends without the approval of the lenders.

13.      INTEREST EXPENSE

                                                                                Years ended August 31,
                                                                        1998              1999            2000
         -----------------------------------------------------------------------------------------------------
         Interest expense:
             Long-term debt                                           $  447            $  727          $  417
             Other                                                       129               461             518
         Interest capitalized                                             32               240              82
         -----------------------------------------------------------------------------------------------------

14.      NET EARNINGS PER COMMON SHARE

         Net earnings per common share has been calculated by dividing into earnings the weighted average number of common shares outstanding, including issued shares held in escrow, after giving retroactive effect to the share consolidation and reclassification on July 20, 1999 (note 12(a)). The weighted average number of shares outstanding for each of the years presented is as follows:

                                                                                Years ended August 31,
                                                                        1998              1999            2000
         -----------------------------------------------------------------------------------------------------
         Basic                                                     2,602,742         3,083,121       3,806,292
         Diluted                                                   3,124,007         3,473,357       3,806,292
         -----------------------------------------------------------------------------------------------------

15.      CHANGES IN NON-CASH OPERATING WORKING CAPITAL

                                                                                Years ended August 31,
                                                                        1998              1999            2000
         --------------------------------------------------------------------------------------------------------------
         Accounts receivable                                    $     (5,436)        $     (8,848)        $       3,458
         Productions in progress                                      (8,044)                8,460             (12,191)
         Prepaid expenses and deposits                                  (186)                   75                (590)
         Accounts payable and accrued liabilities                       2,309                3,343                3,421
         Deferred revenue                                               6,540              (6,789)                4,358
         --------------------------------------------------------------------------------------------------------------
                                                                $     (4,817)        $     (3,759)        $     (1,544)
         ==============================================================================================================

16.      GOVERNMENT ASSISTANCE

         Deferred revenue includes $1,369,471 in production assistance and $100,000 in equity participation obtained from the government during the year (1999 - nil). The production assistance is not repayable and the equity participation is repayable from distribution revenues in respect of which the financing was made. Refer to note 2(i).

17.      RELATED PARTY TRANSACTIONS

         During the year, the Company transferred certain real estate development rights to officers of the Company in exchange for cash consideration of $125,000. This transaction was recorded at the exchange amount agreed to by the parties.

         Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

                                                                                Years ended August 31,
                                                                        1998              1999            2000
         --------------------------------------------------------------------------------------------------------------

         Production fees paid to a director of the Company          $  1,285          $  1,956               -
         Consulting fees paid to companies owned by
         officers and directors of  the Company                      $   120            $   70               -
         --------------------------------------------------------------------------------------------------------------

18.      FINANCIAL INSTRUMENTS

         (a)      Fair Values

                  As at August 31, 2000, 1999 and 1998, the Company's financial instruments included cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and amounts due to directors and shareholders. As at these dates, the carrying value of these financial instruments approximated their fair value due to their ability for prompt liquidation or short term to maturity, with the exception of tax credits and short-term notes included in accounts receivable, which are receivable over a period of up to two years. As at August 31, 2000, the fair value of tax credits receivable is estimated to be $9,638,185 (August 31, 1999 - $14,080,764).

                  Also included as a financial instrument is long-term debt consisting of mortgages, demand loans and debentures. The fair value of long-term debt has been estimated to approximate carrying value based upon discounting future cash flows at the rate currently offered for debt that is estimated by management to be of similar maturity and credit quality.

         (b)      Concentration of Credit Risk

                  Although all of its revenue is generated from production in Canada, the Company derived over 84% (1999 - 85%) of its revenues from export sales to the U.S. and Europe. In the year ended August 31, 2000, one customer represented 48%, a second represented 21%, a third represented 13%, and a fourth represented 7% of total revenues. In the year ended August 31, 1999, one customer represented 36%, two customers represented 14% each and a third customer represented 14% of total revenues. In the year ended August 31, 1998, one of these customers represented 32%, two customers represented approximately 20% each and a fourth customer represented 11% of total revenues.

                  On August 31, 2000, approximately 62% (1999 - 74%) of accounts receivable was comprised of refundable federal and provincial tax credits. These credits are subject to audit by the appropriate regulatory authorities.

                  (c)      Currency Risk

                  During the year ended August 31, 2000 the Company derived approximately 41% (1999 - 74%) of its revenues in U.S. funds. The Company estimates its obligations payable in $US funds and converts all U.S. funds in excess of these obligations into Canadian currency as they are received. The Company did not use derivative instruments to reduce its exposure to foreign currency risk.

                  (d)      Interest Rate Risk

                  The Company's exposure to interest rate risk is limited to the cash flow risk associated with variable rate debt as disclosed in notes 7 and 11.

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


                                                 Production          Proprietary
                                                   Services          Programming             Other             Total
         1998
         -------------------------------------------------------------------------------------------------------------
         Revenue                                   $  4,178            $  27,945            $  334         $  32,457
         Gross profits                                1,075                3,727               419             5,221
         Total assets                                 1,203               37,791             3,193            42,187
         -------------------------------------------------------------------------------------------------------------
         1999
         -------------------------------------------------------------------------------------------------------------
         Revenue                                   $  3,765            $  47,298            $  484         $  51,547
         Gross profits                                1,220                6,972               154             8,346
         Total assets                                 1,597               45,628             1,638            48,863
         -------------------------------------------------------------------------------------------------------------
         2000
         -------------------------------------------------------------------------------------------------------------
         Revenue                                   $  2,853            $  31,723            $  862         $  35,438
         Gross profits                                  696                5,412               862             6,970
         Total assets                                 1,553               62,668               109            64,330
         -------------------------------------------------------------------------------------------------------------

         Gross profits are comprised of revenue less amortization of television programming and other costs of production and sales.

         In 2000, revenues from other business include interest earned on short term investments and tax credits. In 1998 and 1999 revenues from other business were mainly attributable to the rental of production assets.

20.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects with accounting principles generally accepted in the United States ("US GAAP"). Material differences to these consolidated financial statements are as follows:

         (a)      Earnings Per Share:

                  Under US GAAP, shares that are contingently returnable to treasury are excluded from the weighted average number of shares outstanding for purposes of the calculation of basic earnings per share for all periods prior to the period in which the contingency is resolved and the shares are released from escrow. They would be included in diluted earnings per share prior to release under certain limited circumstances (see note 6).

                  In addition, under US GAAP the weighted average number of shares used in the calculation of diluted earnings per share would be calculated by the treasury stock method whereby it is assumed that proceeds received by the Company from the exercise of dilutive securities are used to repurchase outstanding shares in the market.

                  The effect of these items would be to reduce the weighted average number of shares outstanding to:


                                                    Years ended August 31,
                                             1998             1999             2000
--------------------------------------------------------------------------------------
Basic                                      2,303,988        2,935,202        3,794,714
Diluted                                    2,303,988        2,954,319        3,808,430
--------------------------------------------------------------------------------------

          (b)     Application of US GAAP:

                  (i) As discussed in note 6, effective September 1, 1996, the Company issued 350,000 performance shares on the acquisition of Peace Arch Productions Inc. In the year ended August 31, 1998, and prior to the release of 200,000 shares from escrow, the holder of the performance shares transferred, within escrow, 160,000 performance shares to three officers of the Company. The 160,000 shares were transferred subject to the terms and conditions of the escrow agreement for their initial value of $0.10 per share. In the year ended August 31, 1999, the balance of the performance shares was recorded as described in note 6.

                           Upon transfer, for US GAAP purposes, the excess of the market value over the transfer price is charged against income as compensation expense.

                  (ii) As described in note 8, for Canadian accounting purposes, the Company has recognized a partial gain on the sale of real estate. For US GAAP purposes, no gain is recognized in the current year due to the existence of the note receivable. Under US GAAP, this transaction would be accounted for using the finance method.

                           The effect of these differences on net earnings
                           (loss) and earnings (loss) per share (calculated by reference to the weighted average number of shares outstanding) under US GAAP would be as follows:


                                                                                Years ended August 31,
                                                                          1998             1999             2000
-----------------------------------------------------------------------------------------------------------------
Net earnings (loss), Canadian GAAP                                    $  1,758         $  1,853           $  812
Compensatory value of transferred shares                               (1,224)                -                -
Gain on sale of asset, net of income tax                                     -            (187)              187
-----------------------------------------------------------------------------------------------------------------
Net earnings (loss), US GAAP                                           $   534         $  1,666           $  999
=================================================================================================================
Net earnings (loss) per share, US GAAP:
Basic                                                                  $  0.23          $  0.56          $  0.26
Diluted                                                                $  0.23          $  0.56          $  0.26

         Under US GAAP, total assets and shareholders' equity would be:



                                                                                Years ended August 31,
                                                                          1998             1999             2000
-----------------------------------------------------------------------------------------------------------------

Total assets                                                          $ 42,187         $ 51,330         $ 64,330
Shareholders' equity                                                    17,773           25,539           27,065
-----------------------------------------------------------------------------------------------------------------

          (c)     Stock-Based Compensation

                  As described in Note 12(b), the Company has granted stock options to certain directors and employees. These options are granted for services provided to the Company. For US GAAP purposes, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires that an enterprise recognize or, at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation cost on the intrinsic value basis set out in APB Opinion No. 25. As options are granted at exercise prices based on the market value of the Company's share at the date of grant, no adjustment for compensation expense is required.

                  Under SFAS 123, where a company chooses to continue to apply APB Opinion No. 25 in its basic financial statements, supplementary pro forma information as if the fair value method was applied must be disclosed. This pro forma information is set out below. The pro forma stock compensation expense has been determined by reference to an option-pricing model that takes into account the stock price of the grant date, the exercise price, the expected life of the option, the estimated volatility of the underlying stock, expected dividends and the risk free interest rate over the term of the option.

                  The calculations applied have assumed that the expected life of all options granted equals 60% of the maximum term. Based on actual experience, no dividends will be paid, and expected average volatility and risk free interest rates are:


                                                                                Years ended August 31,
                                                                          1998             1999             2000
-----------------------------------------------------------------------------------------------------------------
         Volatility %                                                     22                43              57
         Risk free interest rate %                                      5.11              4.86            6.38
-----------------------------------------------------------------------------------------------------------------

         Unaudited pro forma information with respect to impact of the fair value of stock options at the date of grant on reported loss for the periods presented is as follows:


                                                                                Years ended August 31,
                                                                          1998             1999             2000
-----------------------------------------------------------------------------------------------------------------
         Earnings (loss), US GAAP                                   $      534       $     1,666       $      999
         Stock compensation expense                                      (490)             (403)            (753)
-----------------------------------------------------------------------------------------------------------------
         Pro forma earnings (loss), US GAAP                         $       44       $     1,263       $      246
=================================================================================================================
         Pro forma basic earnings (loss) per share, US GAAP         $     0.02       $      0.43       $     0.06

         (d)      Supplementary Information - Allowance for Doubtful Accounts:

                  Accounts receivable is disclosed net of allowance for doubtful accounts. Changes in the allowance for each of the periods presented are as follows:


                                                                                Years ended August 31,
                                                                          1998             1999             2000
-----------------------------------------------------------------------------------------------------------------
         Balance, beginning of period                                  $ 169             $ 316           $ 304
         Charges to expenses:
             Expensed                                                    147                37              25
             Recovered/written-off                                         -              (49)           (263)
-----------------------------------------------------------------------------------------------------------------
         Balance, end of period                                        $ 316             $ 304           $  66
-----------------------------------------------------------------------------------------------------------------

         (e)      New Accounting Standards

                  In June 2000, the United States Financial Accounting Standards Board issued Statement of Position 00-2, which provides guidance on generally accepted accounting principles to all producers or distributors that own or hold rights to distribute or exploit films. The new standard is effective for financial statements for fiscal years beginning after December 15, 2000. The Company has not yet determined the impact the adoption of SOP-2 will have on its financial statements.