Form 20-F
period 2001-08-31
PEACE ARCH ENTERTAINMENT GROUP INC
filed 2002-02-28
CIK 1038367

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

/ /	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

/x/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: August 31, 2001

Commission file number: 001-15131

PEACE ARCH ENTERTAINMENT GROUP INC.
(Exact name of registrant as specified in the charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of Incorporation or Organization)

#500, 56 East 2nd Avenue, Vancouver, British Columbia, Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to
Section 12(b) of the Act

None

Securities to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Class B Subordinate Voting Shares

        The number of outstanding shares of each class of stock of PEACE ARCH ENTERTAINMENT GROUP INC. as of August 31, 2001 was:

    1,105,875 Class A Multiple Voting Shares, without par value
    2,781,969 Class B Subordinate Voting Shares, without par value

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes /x/    No / /

        Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 /x/    Item 18 / /

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

A.    SELECTED FINANCIAL DATA

        The consolidated statement of operations and deficit presented below for each of the years in the three-year period ended August 31, 2001 and the consolidated balance sheet data as of August 31, 2000 and 2001, are derived from the audited consolidated financial statements included elsewhere herein. The consolidated statement of operations and deficit for each of the years in the two-year period ended August 31, 1998 and the consolidated balance sheet data as of each of August 31, 1999, 1998 and 1997, are derived from our audited financial statements which are not included or incorporated by reference herein. Each of the financial statements from which the selected consolidated financial data and operating data is derived was prepared in accordance with Canadian GAAP. This selected financial data should be read in conjunction with the audited consolidated financial statements and accompanying notes contained in this annual report.

        The selected consolidated financial and operating data set forth below is reported in Canadian dollars. However, for the convenience of the reader, the Canadian dollar statement of operations and deficit data for the year ended August 31, 2001 and the Canadian dollar balance sheet data has been translated using the rate in effect as of August 31, 2001. These translations are not necessarily representative of the amounts that would have been reported if we had historically reported our financial statements in U.S. dollars. In addition, the rates utilized are not necessarily indicative of the rates in effect at any other time or that may be effective in the future.

Selected Consolidated Financial and Operating Data
(in thousands, except per share data)

	Year Ended August 31,
	Cdn $ 1997	Cdn$ 1998	Cdn$ 1999	Cdn$ 2000	Can$ 2001	US$ 2001
Statement of Operations Data:
Canadian GAAP
Revenue	$23,584	$32,457	$51,547	$35,438	$55,399	$36,723
Expenses
Amortization of programming	16,495	27,234	43,179	31,144	57,612	37,150
Other costs of production and Sales	4,261	3,577	2,905	2,157	1,755	1,132
Selling, general and administration expense	2,453	2,201	3,049	3,668	4,521	2,915
Other	640	965	1,672	1,744	3,043	1,962

Total expenses	23,849	33,977	50,805	38,713	66,931	43,159

Net earnings (loss) from operations.	(265)	(1,520)	742	(3,275)	(11,532)	(7,436)
Gain (loss) on sale of capital assets and other	(333)	—	360	272	233	150
Loss on write-down of assets	—	—	—	—	(2,665)	(1,718)
Provision (against) limited partnership revenue interests	(2,313)	—	—	—	—	—
Income taxes	—	(297)	(631)	(265)	(316)	(204)

Net earnings (loss)	$(2,911)	$(1,817)	$471	$(3,268)	$(14,280)	$(9,208)

Earnings (loss) per common share (1)
Basic	$(1.56)	$(0.70)	$0.15	$(0.86)	$(3.71)	$(2.39)
Diluted	$(1.56)	$(0.70)	$0.15	$(0.86)	$(3.71)	$(2.39)
Weighted average number of common shares	1,861	2,603	3,083	3,806	3,844	3,844
Diluted number of common shares	1,861	2,603	3,094	3,806	3,844	3,844
Other Operating Data:
Cash flows provided by (used in):
Operating activities	(3,125)	(6,226)	(3,756)	(4,244)	(12,733)	(8,211)
Investing activities	(372)	(632)	101	(2,103)	(337)	(217)
Financing activities	5,118	6,990	6,234	6,351	12,588	8,117
EBITDA (2)	(375)	3,020	2,414	(1,531)	(8,489)	(5,474)
U.S. GAAP (3)
Net earnings (loss)	$(1,212)	$534	$1,666	$999	$(25,040)	$(16,147)
Earnings (loss) per common share(1)
Basic	$(0.80)	$0.23	$0.56	$0.26	$(6.51)	$(4.20)
Diluted	$(0.80)	$0.23	$0.56	$0.26	$(6.51)	$(4.20)
Weighted average number of common shares	1,511	2,304	2,935	3,795	3,844	3,844
Diluted number of common shares	1,511	2,304	2,954	3,808	3,844	3,844

	As of August 31,
	Cdn$ 1997	Cdn$ 1998	Cdn$ 1999	Cdn$ 2000	Cdn$ 2001	US$ 2001
Balance Sheet Data:
Cash and marketable securities	$1,744	$1,876	$4,455	$4,459	$3,977	$2,564
Accounts receivable	4,799	10,235	19,901	16,443	28,203	18,186
Production costs in progress	3,862	11,906	3,446	15,637	3,039	1,960
Investments in television programming, net	358	358	2,070	2,560	3,667	2,365
Property and equipment, net	5,048	9,498	7,079	7,397	7,277	4,692
Goodwill	597	2,544	3,185	2,913	238	153
Total assets	16,811	36,913	40,706	51,340	$47,270	30,841
Debt financing(4)	4,152	10,367	11,172	17,049	29,662	19,127
Deferred revenue	4,230	10,770	3,980	8,338	3,191	2,058
Total liabilities	9,390	24,454	22,340	35,715	45,729	29,487
Shareholders' equity	7,421	12,459	18,366	15,625	1,541	994

(1)
Earnings per share shown above are based on the weighted average number of shares outstanding during the period.

(2)
EBITDA represents earnings before interest, taxes, provision against limited partnership revenue interests, gain (loss) on capital assets, depreciation and amortization. For purposes of EBITDA, amortization excludes amortization of programming and excludes interest capitalized in production costs. EBITDA has been included because we feel that some readers will find it useful for evaluating our business. However, EBITDA should not be considered as an alternative to net earnings, as determined in accordance with Canadian GAAP or as an indicator of our operating performance. In addition, it should not be considered as an alternative to cash flows from operations, as determined in accordance with Canadian GAAP, or as an indicator of our liquidity or available cash. To the extent that EBITDA does represent cash generated by operations, this cash may not be available for management's discretionary use, due to debt service requirements, requirements to invest in television programming, and uncertainties. EBITDA, as presented, may not be comparable to similar computations presented by other companies.

(3)
Differences to U.S. GAAP shown above reflect the transfer of 160,000 performance shares to three of our officers and directors in 1998. Under Canadian GAAP, the transfer is a capital transaction outside of Peace Arch and is not accounted for as compensatory to any of the individuals who acquired the shares. For U.S. GAAP purposes only, a compensation expense of Cdn$1.2 million was recorded in the year ended August 31, 1998. Effective August 31, 1999 we sold real estate and reported a partial gain under Canadian GAAP. Part of the consideration was a note receivable. Under US GAAP this transaction would have been accounted for using the finance method due to the existence of the note receivable and the partial gain of $187,000 would not have been realized at that time. In fiscal 2000, under US GAAP, the partial gain would have been realized resulting in a $187,000 difference in current year earnings. Commencing with the year ended August 31, 2001, the accounting policy for accounting for film costs was changed and applied retroactively for Canadian GAAP purposes. For U.S. GAAP purposes, changes in accounting policy are applied prospectively with a cumulative adjustment to the current year's financial statements. In fiscal 2001, we granted as partial compensation to retain an investment banker as our financial adviser a warrant to purchase up to 100,000 Class B shares. For U.S. GAAP purposes only, a compensation expense of Cdn$24,000 was recorded.

(4)
Debt financing shown above includes costs associated with both bank indebtedness and long-term debt.

Exchange Rates

        Peace Arch Entertainment Group Inc. (together with its subsidiaries, will also be referred to as "Peace Arch", "Company", "we", "our" or "us") publishes its financial statements in Canadian dollars. In this Annual Report, references to "dollars", "$" or "Cdn$" are to Canadian dollars, unless otherwise specified, reference to "US$" refer to United States dollars. For your convenience, this Annual Report contains translations of certain Canadian dollar amounts into United States dollars at specified rates. These translations should not be read as representations that the Canadian dollar amounts actually represent such United States dollar amounts or could be converted into United States dollars at the rate indicated. Unless otherwise stated, the translations of Canadian dollars ("Cdn$") into United States dollars ("US$") have been made at Cdn$1.5477 to US$1.00, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on August 31, 2001. The Noon Buying Rate on January 15, 2002 was Cdn$1.5897 per US$1.00.

        This table describes certain exchange rates based on the Noon Buying Rate. These rates are shown as U.S. dollars per Cdn$1.00. On January 15, 2002, the inverse of the Noon Buying Rate was Cdn$1.00 per US$0.6290.

Period
From	To	Average	High	Low
8/31/96	8/31/97	0.7308	0.7525	0.7139
8/31/97	8/31/98	0.6957	0.7293	0.6330
8/31/98	8/31/99	0.6635	0.6891	0.6423
8/31/99	8/31/00	0.6796	0.6973	0.6631
8/31/00	8/31/01	0.6543	0.6787	0.6334
8/01/01	8/31/01	0.6493	0.6548	0.6448
9/01/01	9/30/01	0.6379	0.6423	0.6335
10/01/01	10/31/01	0.6365	0.6417	0.6294
11/01/01	11/30/01	0.6280	0.6358	0.6237
12/01/01	12/31/01	0.6339	0.6406	0.6259
01/01/02	01/15/02	0.6265	0.6294	0.6255

B.    Capitalization and Indebtedness

        Not applicable

C.    Reasons for the Offer and Use of Proceeds

        Not applicable

D.    Risk Factors

        There are risks and uncertainties that could impact revenues and earnings from operations. In addition to interest rate risk and credit risk, that is referred to in the notes to the consolidated financial statements, there are several other risks specific to Peace Arch and our industry.

Risks Related to the Nature of the Entertainment Industry

        The business of producing and distributing television programming is highly competitive. We face intense competition with other producers and distributors, many of whom are substantially larger and have greater financial resources. We compete with other companies for ideas and storylines created by third parties, as well as for actors, directors and other personnel. Therefore, there is a risk that television projects will not be successful, possibly resulting in a portion of costs not being recouped or anticipated profits not being realized.

        Revenues derived from the production and distribution of television programming depend primarily upon acceptance by the public, which is difficult to predict. Some or all of our proprietary television programs may not be commercially successful, resulting in our failure to recoup our investment or realize our anticipated profits.

Fluctuating Results of Operations and Financing Risks

        Results of operations for any period are significantly dependent on the number and timing of television programs and motion pictures delivered. Consequently, results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. In particular, results of operations in any period depend to a large extent upon our production and delivery schedule for television programs and motion pictures. As a result of the production cycle, our revenues are not recognized evenly throughout any given year. Cash flows may also fluctuate and may not directly respond with revenue recognition.

        Our ability to maintain and expand our development, production and distribution of proprietary programming and to cover our general and administrative expenses depends upon our ability to obtain financing through equity financing, debt financing (including credit facilities) or the sale or syndication of some or all of our interests in certain projects or other assets. If our access to existing credit facilities is not available, and if other funding does not become available, there could be a material adverse effect on our business.

        Our revenues have increased to $55.4 million for fiscal 2001 from $35.4 million for fiscal 2000. We have undergone rapid production growth in 2001, which has placed increasing demands on our financial resources. There is no assurance that we will have the liquidity and financial resources to continue at this rate of expansion. In addition, we may fail to make the contracted payments or meet the financial covenant requirements of our debt, causing our lenders to demand immediate repayment of our debt.

        Our auditor's report includes additional comments for U.S. readers on Canada-U.S. reporting differences that arise due to conditions and events that cast substantial doubt on our ability to continue as a going concern. The consolidated financial statements do not include any adjustments as a result of that uncertainty.

Potential for Budget Overruns and Other Production Risks

        Actual production costs may exceed budget, perhaps significantly, due to factors within or beyond our control. These factors may delay or prevent completion of a production. If there are significant cost overruns, we may have to seek additional financing to complete the production. Financing on terms acceptable to us may not be available. We may be unable to recoup the additional costs, which could have a material adverse impact on operating results and liquidity.

Risk of Loss of Key Customers

        In fiscal 2001, we derived 74% of our revenues from five customers, PAX, FremantleMedia, USA Network, Hilltop and Nelvana who each accounted for 9% or more of our revenues. We expect that a significant amount of our revenues will continue to be derived from a relatively small number of customers. The loss of any of these customers could have a material adverse impact on our results of operations and financial condition.

Risks to Operations from Union Action

        The film and television industry in British Columbia operates under collective agreements with several unions. In the event that one or more of these unions should take strike action, we may be unable to hire the required personnel to produce our programming. This could result in a delay or cancellation of production, causing a reduction in revenues and operating profits.

Risk Related to Overestimation of Ultimate Revenue

        Investments in television programming are amortized against revenues in the ratio that current revenues bear to management's estimate of ultimate revenues for each program pursuant to the Statement of Position ("SOP-002") issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. As a result of our policy we typically amortize a minimum of 80% of the costs over a three-year period. Management periodically reviews its estimates and adjusts the amortization of our programming accordingly. In the event that management should determine that the capitalized costs for a program exceed its fair value, capitalized costs would be written down in the current period, resulting in a corresponding decrease in earnings.

Government Incentive Programs

        We currently finance a significant portion of our production budgets through Canadian government agencies and incentive programs, including federal and provincial tax credits, as well as through similar international arrangements in the case of our international co-productions. These tax credits combined can represent approximately 20% of an individual production budget. During the year, tax credits represented on average 14.3% of our production budgets. We will continue to qualify for these tax credits if, among other things, Canadians beneficially own or control a majority of the voting rights of Peace Arch. Because we have no way of confirming the actual beneficial ownership of our shares, it is possible that non-Canadians could acquire and beneficially own a majority of our voting rights. If Canadians fail to beneficially own or control a majority of our voting rights at any time, we could lose such tax incentives and the costs of our productions would increase substantially. Canadian law requires Canadian conventional, specialty, pay and pay-per-view television services to devote a certain amount of their programming schedules, including prime time, to Canadian productions. If we fail to qualify as a Canadian producer, it would be more difficult to obtain time slots in Canada for our programming, a "slot" being a broadcast time period for a program. We believe we will continue to qualify as a Canadian producer for this purpose as long as, among other things, Canadians beneficially own or control a majority of our voting rights. These incentive programs, including federal and provincial tax credit programs, may be amended or eliminated in the future, which could result in a material increase in the effective cost of our productions. The loss or elimination of these tax and business incentives would have a material adverse effect on our results of operations and financial condition.

Proposed U.S. Government Incentives

        In response to the outflow of film and television production from the U.S. to Canada and other worldwide locations, legislators in the United States have proposed legislation to allow for government incentives to encourage filmmakers to locate production in the U.S. In August 2001, Senator Lincoln of

Arkansas introduced the U.S. Independent Film and Television Production Incentive Act, which would provide a wage tax credit for the production of certain theatrical films, telefilms and movies of the week that are shot in the U.S. and fall in the US$200,000 to US$10 million wage expense bracket. The credit would apply to 25% of the first 25,000 in qualified wages per employee. The bill has not passed the U.S. Congress, may not be enacted or may not pass in its current form.

        In January 2002, California Governor Davis announced a proposal for a 15% wage-based state tax-credit, modeled after the U.S. Independent Film and Television Production Incentive Act, for California. The Davis plan would apply to employees involved in the production of a California-based film, and would not take effect until July 1, 2004. Like the U.S. federal bill, the California proposal has not passed the California legislature, may not be enacted or may not pass in its current form.

        Because the proposals in the U.S. have not been enacted into law, we cannot assess the impact of such proposals on our business at this time. If such proposals were to pass or if similar proposals were to become law, such government incentives could have an adverse effect on our business and results of operations.

Currency Risk

        We receive a portion of our revenues from U.S. and international sources in U.S. dollars, while our costs are payable primarily in Canadian dollars. Accordingly, operating results can be affected by fluctuations in the US dollar exchange rate. We do not maintain US currency balances in excess of our estimated US payables. In addition, costs may be payable in currencies other than Canadian and US dollars. From time to time we employ derivative investments to reduce our exposure to foreign currency risks

ITEM 4.    INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

        We are a vertically integrated company which develops, finances, produces and distributes high-quality, proprietary television programming for markets worldwide. We also provide production services for third parties on a contract basis. Our head office is based in Vancouver, British Columbia, Canada, being the third largest film and television production center in North America. As a British Columbia-based producer, we currently enjoy a number of competitive advantages over producers outside of Canada, including tax and other government incentives. We also enjoy a competitive advantage over producers in other parts of Canada due to our proximity to Los Angeles, British Columbia's varied geography and its temperate climate.

        We were incorporated as Vidatron Enterprises Ltd. under the laws of British Columbia on October 22, 1986 by registration of our Memorandum and Articles. On February 13, 1992, we consolidated our share capital on a one new for five old basis, increased our authorized share capital to 25,000,000 common shares without par value and 25,000,000 serial preference shares without par value, and changed our name to The Vidatron Group Inc. On February 5, 1997, we further consolidated our share capital on a one new for four old share basis, increased our authorized share capital to 25,000,000 common shares without par value and 25,000,000 preference shares without par value and changed our name to Vidatron Entertainment Group Inc.

        By resolution dated July 14, 1999 our share capital was reorganized by converting our Common Shares into Class A Multiple Voting Shares and Class B Subordinate Voting Shares, and by converting each 5 issued and outstanding Common Shares into 1 Class A Multiple Voting Share and 1 Class B Subordinate Voting Share. At the same time, we changed our name to "Peace Arch Entertainment Group Inc.". All references in this document to share data refer to post consolidated shares.

        Since our incorporation in 1986, we have been involved in producing and marketing a variety of products ranging from consumer based instructional videos, to integrated corporate training programs, to individually contracted corporate videos, feature films, television documentaries and television commercials. Historically, we derived the bulk of our revenues from production service arrangements whereby we were retained to produce a video program, film or television commercial for a fee.

        In 1996, we commenced a shift in our business toward the production of proprietary television programming. The first steps in this process were the production of the feature length family films Double Play and Ronnie and Julie. Our shift into the business of proprietary television production was accelerated through the acquisition of Peace Arch Productions Inc. (formerly Sugar Entertainment Ltd.) in September 1996. Our principal motivation for expanding into this business was that it offered us greater potential for growth than our prior businesses. We also believe that the production of proprietary programming offers us the ability to create and expand a library of programming which will generate long term value.

        Our Class A Multiple Voting Shares and Class B Subordinate Voting Shares trade on the Toronto Stock Exchange under the symbols "PAE.A" and "PAE.B", respectively. Our Class B Subordinate Voting Shares also trade on the American Stock Exchange under the symbol "PAE". There have been no public takeover offers by third parties of our shares. We have not made any public takeover offers in respect of other companies' shares during fiscal 2000 and 2001.

        Our consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The application of GAAP conforms in all material respects for the periods presented with U.S. GAAP except as explained in footnote 21 to our consolidated financial statements included under Item 17 to this Form 20-F.

        Our head and registered office and production/distribution facility is located in the Peace Arch Building, Suite 500, 56 East 2nd Avenue, Vancouver, B.C. CANADA V5T 1B1. Our telephone number is (604) 681-9308 and facsimile number is (604) 681-3299. The contact person is Juliet Jones, President, Chief Executive Officer and a Director. Our agent for service in the U.S. is National Registered Agents, Inc., 1090 Vermont Avenue, NW, Suite 910, Washington, D.C. 20005.

Capital Expenditures and Divestures

        In August 1999, we sold our Hamilton Street, Vancouver, British Columbia property for gross proceeds of $3,265,000. We received cash in the amount of $550,000 and a note in the amount of $817,295, bearing interest at 12% per annum. The principal was due and repaid in the year ended August 31, 2000.

        In October 2001, we sold our 310 West 4th Avenue, Vancouver, British Columbia studio property. We realized net cash proceeds of $1,462,838 from the sale, which was then utilized to pay down the subordinate debt.

        In January 2002, we sold our West 1st Avenue, Vancouver, British Columbia studio property. We realized net cash proceeds of $1,029,534 from the sale, which was then utilized to pay down the subordinate debt. We also took back a $1 million second mortgage which is repayable on 31st December 2003.

        In our normal course of business, we incur investment in television programming that we capitalize and amortize as described in the August 31, 2001 audited financial statements, Note 3(e) attached hereto. The amounts capitalized to investment in television programming were $44.2 million in 1999, $31.6 million in 2000 and $52.1 million in 2001.

        In addition we incurred general capital expenditures in respect to operations of $270 thousand in 1999, $589 thousand in 2000 and $178 thousand in 2001

        The information in this Annual Report is stated as of January 15, 2002, unless otherwise indicated.

B.    BUSINESS OVERVIEW

Development

        The initial stage in the process of creating television programming is concept development. We select programming concepts that we believe will have domestic and international market appeal. We then develop programming for television, including episodic series, movies and documentaries. We often arrange for the involvement of industry recognized creative talent, including writers, producers, directors and actors, which makes the programming more saleable and increases the value of our library. In some cases, one or more of these people may already be involved when we become involved.

        Our development department receives and evaluates written concepts, scripts, books and other literary properties from agents, writers and prospective production partners around the world. After the selection and acquisition of the necessary rights to source material, we generally involve broadcasters or third party investors to participate in the further development of the concept. These activities often include the preparation of a series "bible", script writing or the production of a promotional reel that can be used as a sales tool. For projects that have sufficient Canadian content, government and related funding agencies, such as Canadian Television Fund and British Columbia Film, may provide funding for the development process as described below under "Regulatory Considerations".

        We currently have several new drama and documentary programs at an early stage of development with various Canadian, U.S. and international producers, broadcasters and distributors.

Production

        Most of our business activity relates to proprietary programming. The production of proprietary television programming involves the assembly of a team of production personnel, including script writers, directors, cast and crew. In the case of larger-budget productions such as First Wave, The Immortal and Big Sound, this team can include over 150 people per production who are hired either as employees or independent contractors. We form a wholly-owned production company for each production which retains the necessary employees and contractors.

        In addition to our proprietary programming, we also produce creative works that are directed to training, education and the information needs of third parties. We offer domestic and foreign language production services for network television including entertainment segments, news segments and electronic press kits, as well as sports, entertainment and documentary all under various contract arrangements. While these production services represent only a small portion of current revenues, we plan to continue to pursue production service arrangements because they provide a training ground for our creative staff, foster our relationships with key industry participants and keep our facilities utilized during hiatus production periods of our television series programming.

        Our proprietary programming and production services offer high production values and generally require extensive studio and on-location filming or taping, special visual effects, music scoring, editing and post-production finishing. Most of these activities are undertaken by our crews using facilities and equipment that we own or rent. A few key activities, including sound mixing and post-production finishing, are subcontracted to companies that specialize in these areas.

        Since inception, we have produced feature length films, documentaries and various specialty programs for television. We have also produced 153 one-hour episodes and 81 half-hour episodes of television series programming. During fiscal 2001, we delivered three documentaries and 56 1/2 hours of programming, this includes 4 1/2 hours of production services. Production is currently underway on an additional 13 one-hour episodes of our series Animal Miracles with Alan Thicke, as well as 13 one hour episodes of our new series Whistler Stories.

        Our current proprietary programming and other productions include:

        First Wave.    We have completed three 22-episode seasons of our science fiction thriller television series First Wave. First Wave was produced in association with FremantleMedia (formerly Pearson Television), Francis Ford Coppola and Chris Brancato. Mr. Coppola is an Academy Award winner and producer and director of "The Godfather" trilogy and co-screenwriter of "Apocalypse Now" and Mr. Brancato is an accomplished screenwriter ("Species 2" and "Hoodlum"). We control North American rights to First Wave, and sold 66 episodes (all three seasons) to USA Networks' Sci-Fi Channel. FremantleMedia distributes the initial 66 episodes of First Wave outside of North America. CHUM Television ordered 66 episodes for broadcast in Canada. In 2000 First Wave won a Leo Award for best male performer. The Leos recognize excellence in British Columbia film and television production.

        The Immortal.    We have also completed production of 22 one-hour episodes of our television series titled The Immortal, co-produced with Alta Productions Limited, a Studio 8 Company, of the United Kingdom. The Immortal is based on the short story "The Tao of the Immortal" by Cary Solomon and Chuck Konzelman. CHUM Television premiered The Immortal nationally in Canada on SPACE: The Imagination Station in the spring of 2001. The Immortal has been in syndication in approximately 80% of the United States market and airs in various countries around the world. We are actively pursuing agreements to sell additional seasons of The Immortal.

        Big Sound.    In May 2001 we completed production of 22 episodes of our 1/2 hour comedy series, Big Sound, which is set in the music industry. Big Sound, co-produced with Studio 8 of the United Kingdom, was produced in association with Global Television, a CanWest company, in Canada. In 2001, Big Sound won the following Leo Awards: Best Music, Comedy or Variety Program or Series; Best Musical Score in a Music, Comedy or Variety Program or Series for John Mitchell; and Best Performance or Host in a Music, Comedy or Variety Program or Series for Deanna Milligan.

        Animal Miracles with Alan Thicke.    We have commenced production of our second season of 13 one hour episodes of Animal Miracles with Alan Thicke. Animal Miracles tells the stories of the close relationships that humans develop with animals. We hold the world-wide rights to the series and have presold the second season to Life Network Inc. in Canada and PAX in the United States. We are actively pursuing agreements to sell additional seasons of Animal Miracles with Alan Thicke.

        Whistler Stories.    We have commenced production of the first season of 13 one hour episodes of Whistler Stories. Whistler Stories is a weekly series which explores the interwoven lives of real people who work and play in the Whistler, Canada area during the 2001/2002 winter season. The program explores the ambitions and passions of these people, in a setting of supernatural beauty and athletic risk-taking at one of the world's top ski and snowboarding resorts. We hold the world-wide rights to the series and have presold season one to Life Network Inc. in Canada.

        Sausage Factory.    We have recently completed production of the first season of 13 1/2 hour episodes of Sausage Factory. Sausage Factory is a comic look at four hapless male teens who spend their time trying to climb out of outrageous situations, while navigating the mysteries of the opposite sex. We have completed delivery of all episodes of Sausage Factory to MTV, a unit of Viacom International Inc. We have sold the worldwide distribution rights to the series to Nelvana International. The series is broadcast on Comedy Central in Canada.

        Documentaries.    We have produced two one-hour documentaries for CTV and The Knowledge Network; Citizen Shame, about child poverty in Canada, and Harm's Way, about youth and violence. These programs were financed through Canadian broadcast sales and government incentive programs. We retain the right to exploit these programs worldwide. We have also produced: Heroines, a dark and thought provoking expose of the dark world of heroine addiction among women, Cake Night, a special on substance abuse and It's a Mall World, a one hour fun filled look at the North American phenomenon of shopping malls which has aired on the Discovery Networks TLC in the United States and Canada.

        Feature Length Films.    In addition to our current activities, we have participated in the production of numerous feature films and documentaries. These include: Cadence, a feature length film starring Martin Sheen and Charlie Sheen; Island of Whales, a feature documentary narrated by Gregory Peck and commissioned by the PBS Nova Series; and Outside Chance of Maximillian Glick, an award-winning Canadian feature film. We have also participated in the production of five feature length films, namely, Now & Forever, a dramatic contemporary love story starring Mia Kirshner and Adam Beach and directed by award winning director, Bob Clark, The Impossible Elephant, an endearing family story, and three 90 minute made for television movies based on the Catherine Marshall Christy stories. Christy tells the story of a courageous teacher who leaves the city to teach at a mission school in the Appalatian mountains in 1912. The Impossible Elephant won the YTV Silver Sprocket Award at the Toronto Children's International Film Festival held in April 2001. The Silver Sprocket is presented to the audience's favourite feature film.

        We hold the world wide distribution rights for Now & Forever, United States television rights for The Impossible Elephant and Canadian rights to the Christy movies. All five movies were delivered in fiscal 2001.

        Contemporary Classics.    We have also produced two installments of our ongoing Contemporary Classics youth movie series made in association with Showtime and Hallmark Entertainment Network—Double Play and Ronnie and Julie. Prior pictures in the series include AnnieO, The Halfback of Notre Dame and Robin of Locksley. We jointly funded the production of the Contemporary Classics in association with Showtime and Hallmark and own all Canadian rights to the movies.

Library

        We hold varying ownership interests in our proprietary productions. It is our strategy to focus on increasing ownership and control over exploitation to continue to build significant future asset value. During fiscal 2001, we added 56.5 hours of dramatic programming and three documentaries to our library. At August 31, 2001, our library contained approximately 206.5 hours of proprietary programming. We will continue to expand our library as we produce more proprietary programming.

        Our production group also has accumulated an extensive library of stock footage on film and video that may be sold to third parties or incorporated into our future programming.

Marketing and Distribution

        We market and distribute our proprietary television programming under arrangements with worldwide distributors and agents. We also market and distribute titles in our library to existing pay and free television, home video and other markets worldwide, as well as through developing technologies. We have always directly distributed our programming in North America, where there are a limited number of buyers and marketing costs are manageable. We have has also contracted with international distributors, such as FremantleMedia, to distribute our programs in markets outside North America. This strategy provides us with two principal benefits. We avoid the substantial costs and financial risks of distributing our programs to markets throughout the world and, in certain circumstances, allow us to secure distribution advances to provide cash flow for the production.

        Increasingly, we are using smaller international sales agents and handling certain distribution activities in-house. This strategy sometimes requires more up-front capital, but can result in reduced distribution fees and expenses in the long run. It also allows us more control over the distribution process.

        Our marketing efforts are focused on creating branded identities for our proprietary programs. We believe that such branded identities will lead to additional revenues from television and home video distribution and ancillary markets such as clothing, toys, novelties, books, CDs, soundtracks and other audio products, electronic and video games, Internet applications and other merchandise.

        This table shows the breakdown of our total revenues during our past three fiscal years by activity and by geographical market:

	Year Ended August 31,
	1999	2000	2001
	(Canadian dollars in millions)
Revenues by Activity
Proprietary programming	$47.3	31.7	45.9
Production services	3.7	2.8	9.0
Other	0.5	0.9	0.5
Revenues by Geographic Market
Canada	$7.3	5.3	13.0
U.S.	16.1	8.1	22.9
Europe and other markets	28.1	22.0	19.5

Key Relationships

        We believe that our relationships with domestic and international broadcasters, distributors, financing sources and creative talent are important to the successful expansion of our proprietary television business.

        U.S. and International Broadcasters and Distributors.    We have produced our programming in association with a variety of U.S. and international broadcasters and distributors including Buena Vista Television, FremantleMedia, Hallmark Entertainment Network, MGM, USA Network's SciFi Channel, Telmunchen, TFI, Columbia Tristar and Showtime Networks.

        Canadian Domestic Broadcasters.    We have a long-standing relationship with the Canadian broadcast community, including CHUM-City, CTV, Global, Life Network Inc., Knowledge Network and The Family Channel. The Company sold the initial 22 episode season of its 1/2 hour comedy series Big Sound to the Global Television Network. We have sold our television series The Immortal, First Wave and Dead Man's Gun to CHUM-City. We have sold our television series, Animal Miracles with Alan Thicke and Whistler Stories to Life Network. We have also licensed two documentaries, Harm's Way and Citizen Shame, to CTV and Knowledge Network, and licensed our television movies, Double Play and Ronnie and Julie, to The Family Channel.

        Canadian broadcaster relationships are an integral part of producing in Canada, not only for the sales revenues they represent, but also because their involvement makes it possible to take advantage of various government incentives. See the discussion under "Regulatory Considerations—Canadian Content Requirements" for further details of these incentives.

        Producing and Writing Talent.    We have worked with Francis Ford Coppola and screenwriter Chris Brancato (Species 2 and Hoodlum), who is the creator and lead writer on First Wave. Our first dramatic television series, Dead Man's Gun, was created by Howard and Ed Spielman ("Kung Fu" and "Young Riders") and produced in association with Henry Winkler
(Happy Days and MacGyver).

        We have also hired Canadian talent at all levels in the production of our programs, including writers, directors, production designers, editors and actors. In late 1999, David Steinberg joined the creative team developing our 1/2 hour sit-com Big Sound. Mr. Steinberg's writing and directing credits with the U.S. Network sit-coms include Mad About You, Friends and Seinfeld. Mr. Steinberg is currently under agreement with us to perform all writing, development and producing (including executive producing services) exclusively for us, or our related productions, for a period of two years, ending April 2002.

        Five of our customers, namely PAX, FremantleMedia, USA Network, Hilltop and Nelvana, each accounted for 9% or more of our revenues in fiscal 2001. The loss of any of these customers could have a material adverse impact on the results of our operations and financial condition.

Industry Overview

The Television Production Industry

        The North American television production and distribution industry serves the largest broadcast market in the world, with a population of nearly 300 million people. In the last decade the growth of broadcasting and cable television markets outside North America through the privatization of broadcasting systems, the proliferation of broadcast licenses and the introduction of new delivery technologies, such as cable and satellite transmission systems, combined with the decrease in United States revenues per program due to market fragmentation has led to a higher proportion of revenues from international markets. In the most recent year, an overall economic downturn has caused a reduction in advertising revenues, causing a further decrease in revenues per program for United States broadcasters.

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

International Markets

        Over the past ten years, the worldwide television industry experienced growth as a result of the development of new television broadcasting systems outside of North America. These systems represented significant new sources of revenue for television producers. Factors contributing to the growth of the worldwide television industry included the introduction of direct broadcast satellite services and pay television, as well as increased cable penetration and the growth of home video. Some foreign broadcasters sought out both indigenous programming in order to satisfy the local content regulations of their broadcast licenses, and international programming, largely from North America, to appeal to a wide audience. We frequently look to structuring our productions as international co-productions and thereby produce "international" programming that qualifies as indigenous in more than one country. In the most recent year, an overall economic downturn causing a decline in broadcast revenues has put downward price pressure on programming.

Canada's Role in the Television and Feature Film Industry

        The Canadian film and television industry in 2000 generated total production activity of more than $4.4 billion. At the same time as the domestic industry has matured, Canada has become a leading location for internationally originated productions due to several factors. Canada's geographic proximity to the U.S. and shared North American values and interests have led to the establishment of close professional contacts between Canadian and U.S. studios, independent producers, distributors and buyers. The current favorable exchange rate of the Canadian dollar, government tax incentives and the availability of free location assistance to television producers offered by many Canadian cities and several provinces have also increased production activity in Canada. Canada has made an effort to increase its pool of highly-trained and professional crews, technicians and production personnel. Finally, with its wide ranging topography, stretching 3,400 miles from coast to coast, Canada is ideally suited for location shooting. Urban centers such as Toronto, Vancouver and Montreal have been disguised as London, Paris, New York, Los Angeles and Chicago. U.S. companies with a strong presence in Canada include major U.S. studios such as Paramount, Disney, Universal Pictures and Columbia Pictures/Tri-Star Pictures; U.S. television networks such as ABC, NBC, CBS, Fox, UPN, WB and PBS; and film companies such as The Hearst Corporation and New World Entertainment, Inc., among many others. European and Asian film companies have also found Canada to be an attractive location and have often been able to access Canada's numerous international film and television co-production treaties.

        Of Canada's ten provinces, the provinces of British Columbia and Ontario are most actively involved in the motion picture production industry, with 2000 production expenditures equaling approximately $1.18 billion and $1.01 billion, respectively. These figures represent significant increases over the previous year, when annual production expenditures in British Columbia and Ontario totaled approximately $1.07 billion and $934 million, respectively.

Competition

        Television production and distribution are highly competitive businesses. We face competition from companies within the entertainment business, as well as alternative forms of leisure entertainment such as travel, sporting events, outdoor recreation and other cultural activities, among many others. We compete with numerous suppliers of television programming and related programming, including national television networks and independent television production companies, many of which are significantly larger and have substantially greater resources than we have. Our main competitors in Canada include Alliance Atlantis Communications Corporation, Fireworks Entertainment, owned by CanWest Global Communications Corp., and Lions Gate Entertainment Corp. In the U.S. our competitors include Spelling Entertainment Group Inc. and Carsey-Werner. We believe that we currently have a competitive advantage over U.S. competitors through our eligibility for Canadian tax credits described below under "—Regulatory Considerations—Industry Incentives". We also enjoy a competitive advantage over producers in other parts of Canada due to our proximity to Los Angeles, and British Columbia's varied geography and temperate climate.

Regulatory Considerations

        Our status as a producer of "Canadian" programming, established and operating in British Columbia, makes us eligible to receive Canadian tax and business incentives.

        We will continue to qualify for these tax and business incentives if, among other things, Canadians beneficially own or control a majority of the voting rights of Peace Arch. Approximately 55% of the voting power of our outstanding shares are held of record by Canadians. However, we have no way of confirming actual beneficial ownership of our shares. If Canadians fail to beneficially own or control a majority of Peace Arch's voting rights, we could lose our eligibility for these tax and business incentives. These tax and business incentive programs also may be amended or eliminated in the future. The loss or elimination of these tax or business incentives would have a material adverse effect on the results of our operations and financial condition.

Canadian Content Requirements

        Canadian conventional, specialty, pay and pay-per-view television services are required to devote a certain amount of their programming schedules, including prime time, to Canadian productions. Compliance with these requirements is enforced by the Canadian Radio-Television and Telecommunications Commission ("CRTC") and failure to comply can result in fines or the loss of a license. These requirements provide support to the market for Canadian programming, such as those we produce, as long as they qualify as Canadian programming for CRTC purposes.

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

        The CRTC determines the criteria for certification of a program as "Canadian". According to CRTC regulations, a program will qualify if it is produced by an individual Canadian producer with the involvement of individual Canadians in key creative functions, and where a substantial portion of the remuneration paid to individuals is for services provided by Canadians and processing and final preparation costs are for services provided in Canada. A program may still qualify as "Canadian" even though some of the producer functions are performed by non-Canadian individuals, if the production company is a "Canadian production company" and other requirements are met. A "Canadian production company" includes a Canadian company which carries on business in Canada with a Canadian business address, which is owned or controlled by Canadians and whose principal business is the production of film, videotape or live programming for distribution on television or in theatrical, industrial or educational markets. We believe that we will continue to qualify as a "Canadian production company" for this purpose, so long as Canadian citizens or permanent residents beneficially own more than 50% of the combined voting power of our outstanding shares or if we are controlled by Canadians.

        The CRTC also requires Canadian conventional broadcasters to adhere to the Canadian Association of Broadcasters' "Broadcast Code for Advertising to Children".

International Co-Production

        Canada is a party to co-production treaties with more than 50 countries throughout the world, excluding the U.S. Canada's co-production treaties allow for the reduction of the risks of production by permitting the pooling of creative, technical and financial resources of Canadian producers with non-Canadian producers under prescribed conditions. Canadian co-production treaty partners include China, France, United Kingdom, Germany, Italy, Hungary, Israel, Mexico, New Zealand and Australia. A production that qualifies as a co-production for treaty purposes is considered to be a national product in each of the participating countries and, as such, is entitled to many local advantages in each country. More specifically, the co-production usually satisfies criteria for national certification in regard to content broadcasting regulations, government subsidies and tax benefits. The copyright in the production is shared by the co-producers, while the domestic distribution rights are generally owned by the respective co-producers. Sharing of foreign revenues is based on the respective contribution of each co-producer, subject to negotiation between the co-producers and approval by the appropriate government authorities. Two of our series, Big Sound and The Immortal, were produced under The Canada/United Kingdom Co-production Treaty.

Industry Incentives

(a) Refundable Income Tax Credit—Federal

        Since 1995, a refundable tax credit has been available under the Income Tax Act (Canada) for eligible film and television productions undertaken by qualified Canadian corporations. The tax credit is equal to 25% of the lesser of qualified labor expenditure and 48% of eligible costs of production of a given project. Eligible costs of production are total production costs less any other government assistance, including any provincial refundable tax credit. Since our labor expenditures for a production typically exceed this limitation, we are generally eligible to receive a federal tax credit equal to 12% of the eligible costs of production. The credit is calculated on the basis of each individual production and is available only to taxable Canadian corporations which have activities that are primarily those of a Canadian film or video production business carried on through a permanent establishment in Canada and which are Canadian-controlled as determined under the Investment Canada Act. A corporation is controlled by Canadians for purposes of the Investment Canada Act where, among other things, Canadians own and control a majority of the voting interest. We currently qualify for this tax credit, and the reclassification of our Common Shares into Class A Multiple Voting Shares and Class B Subordinate Voting Shares and other changes to our Articles assists us in continuing compliance while allowing for non-Canadian investment. We believe that so long as, among other things, we continue to be Canadian-controlled as determined for the purposes of the Investment Canada Act, we will continue to so qualify and we will use our best efforts to ascertain that all our production projects will continue to be eligible for the tax credit. Federal tax credits refundable to us pursuant to the Income Tax Act (Canada) for television programming delivered in fiscal 2001 amounted to $6,634,678.

(b) Refundable Income Tax Credit—Provincial

        Under the terms of the current film and television provincial tax credit system under the Income Tax Act (British Columbia), British Columbia offers refundable tax credit incentives for British Columbia film productions. The incentives are available at the following levels:

  •
  Basic incentives equal to 20% of qualified British Columbia labor expenditures.

  •
  A regional incentive equal to 12.5% of qualified British Columbia labor expenditures for productions where principal photography occurs outside of the Greater Vancouver area in British Columbia.

  •
  A training incentive equal to the lesser of 3% of British Columbia labor expenditures or 30% of qualified labor expenditures attributable to payments to eligible industry trainees.

        Eligible labor expenditures are limited to 48% of the total production costs, net of government assistance. The credit is calculated on the basis of each individual production and is available only to a qualified corporation having a permanent establishment in British Columbia and carrying on an eligible film or television production business through a permanent establishment in Canada. In order to access the basic credit, the corporation must also be controlled by persons domiciled in British Columbia. Peace Arch will continue to be controlled by persons domiciled in British Columbia so long as more than 50% of the members of our board of directors are persons domiciled in British Columbia and more than 50% of the combined voting power of our outstanding shares are beneficially owned by persons domiciled in British Columbia. In addition, in order to access the basic credit, the producer of the eligible production must be a British Columbia resident for tax purposes. As the British Columbia tax credit system was not established until 1998, we did not receive any tax credits in fiscal 1998. We have received tax credits under the British Columbia program on account of television programming delivered in our 2001 fiscal year in the amount of approximately $5,901,072.

(c) Production Services Tax Credit

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

(d) Telefilm Canada and Other Government Incentives

        Through Telefilm Canada, the Canadian government provides financial assistance to the Canadian film and television industry in the form of recoupable advances in script development, equity investment in production, loan guarantees, recoupable advances of the cost of dubbing into English or French and grants of up to 75% of advertising and promotion costs on certain productions. Telefilm Canada's development fund and the international component of their Marketing Assistance Program are no longer available to publicly traded companies. Other than these programs, we are eligible for Telefilm Canada production financing. In fiscal 1997 and 1998, the Company did not use Telefilm funding from the development fund or the international component of the Marketing Assistance Program. In fiscal 1999 and 2000 we did not receive any funding from Telefilm. In fiscal 2001 we received an aggregate of $1,900,000 from Telefilm's Equity Investment Program for production funding in respect of Big Sound. We have also utilized production financing from other government sources including, British Columbia Film, The Independent Production Fund and Canwest Western Independent Producers Fund. We may use such funding in the future if we believe it is prudent to do so.

(e) Licence Fee Program

        In addition to these governmental incentives, the Canadian Television Fund ("CTF") License Fee Program, which is a partnership of public and private television industry participants, was created in 1996 to form a television funding initiative equal to approximately $80.0 million per year to promote high-quality Canadian television programming. The Company could, for each project eligible under such program, apply for contributions of up to 18% of the total production budget. The maximum contribution varies with the categories of programs. During fiscal 2000, the Company received $1,369,471 from the License Fee Program and in fiscal 2001 the Company received $273,894 from the License Fee Program.

Intellectual Property

        We have the trademarks "Peace Arch Entertainment" registered in Canada, the United States and the European Union. As well, we have the "Peace Arch" and "StreamScapes" trademarks in Canada. We regard our trademarks as valuable assets.

        Copyright protection is a serious problem in the video cassette and DVD distribution industry because of the ease with which cassettes and DVDs may be duplicated. In the past, certain countries permitted video pirating to such an extent that we did not consider these markets viable for distribution. Our management believes the problem to be less critical at the present time. We will explore initiating legal actions to enforce copyright protection when necessary.

C.    ORGANIZATIONAL STRUCTURE

        We have two, material, wholly-owned operating subsidiaries, each incorporated in British Columbia, Canada, as follows:

Company Name	Date of Incorporation	Jurisdiction of Incorporation
The Eyes Multimedia Productions Inc.	05/19/93	British Columbia, Canada
Peace Arch Productions Inc.	03/15/96	British Columbia, Canada

D.    PROPERTY, PLANT AND EQUIPMENT

        We lease 7,200 square feet of office space located in Vancouver, British Columbia for our head office. The lease expires in June 2006. The basic rent for the premises for the five fiscal years ending August 31, 2006 are $96,900, $98,100, 104,100, $104,700 and $89,700.

        Our studio building, which is comprised of approximately 55,000 square feet of studio, production office and storage space, is located at 150 West 1st Avenue, Vancouver, British Columbia, Canada. We are using approximately one-third of the West 1st Studio for our production, Animal Miracles with Alan Thicke. The balance is leased to third parties at local market rates. The studio also houses our ten digital post-production suites and two visual effects suites which handle off-line editing for all of our productions.

        In October 2001, we sold our 310 West 4th Avenue, Vancouver, British Columbia studio property. We realized net cash proceeds of $1,462,838 from the sale, which was then utilized to pay down the subordinate debt. In January 2002, we sold our West 1st Avenue, Vancouver, British Columbia studio property. We realized net cash proceeds of $1,029,534 from the sale, which was then utilized to pay down the subordinate debt. We also took back a $1 million second mortgage which is repayable on 31st December 2003. We took a lease back on 20,000 square feet to provide continuity for our production and post production suites.

        We believe that our facilities are adequate for our current needs but that as we expand our productions, additional space must be leased or otherwise acquired.

        We are not currently aware of any environmental issues that may affect the utilization of our properties.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report.

GENERAL

        We develop, produce and distribute proprietary television programming for worldwide markets. These activities have comprised our core business since 1996 and have accounted for its rapid growth. We continue to operate our other businesses, which include production activities on a fee for service basis.

        Our continued growth is dependent on our ability to identify, develop and acquire rights to ideas, storylines and other creative concepts and to successfully finance, produce and market our proprietary programming.

CRITICAL ACCOUNTING POLICIES

        The Company's discussion and analysis of its financial condition and results of operations, including the discussion on liquidity and capital resources, are based on its consolidated financial statements that have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of these financial statements requires management makes estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management reevaluates its estimates and judgments, particularly those related to the determination of the recoverability of investment in television programming, productions in progress, and investment tax credits receivable. Management bases its estimates and judgments on historical experience, contractual arrangements and commitments and on various other assumptions that it believes are reasonable in the circumstances. Changes in these estimates and judgments will impact the amounts recognized in the consolidated financial statements, and the impact may be material.

        Management believes the following critical accounting policies require more significant estimates and judgments in the preparation of the consolidated financial statements.

        The consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of operations. If the Company were not to continue as a going concern it would likely not be able to realize on its assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the consolidated financial statements. As described elsewhere in this annual report, at August 31, 2001 the Company was in violation of certain covenants in its debt agreements. Subsequent to year end, the Company entered in an amended debt agreement and was in compliance with covenants set out therein. While the Company anticipates being in compliance with the amended agreement's covenants throughout fiscal 2002, unusual or unexpected events could occur which may impact that conclusion.

        Investments in film programming are carried at the lower of cost and estimated fair value determined on a film-by-film basis. In estimating fair value, management includes revenue from a market or territory only when persuasive evidence exists that such revenue will occur or if when the Company has a history of earning such revenue in the market or industry. Fair value does not include revenue from secondary markets that management believes may ultimately be received but for which no contractual or historical arrangements or practices provide evidence to support their inclusion. In addition, the fair value of these investments will be impacted by changes in general economic conditions, market preferences and other factors. To the extent that the fair value is reduced, the

Company may be required to record an impairment charge against the carrying value of the investments.

        Productions in progress represent the costs incurred to the date of the consolidated financial statements on incomplete programs. The costs incurred are reduced to the extent that the estimated fair value from the production is a lesser amount. Where the productions are episodic television, the fair value is limited to the amount of revenue contracted until reliable estimates of secondary market revenue can be established. In estimating future revenue, management generally follows the same process as described above relative to investments in film programming. Changes in factors outside of the control of the Company, including changes in general economic conditions and viewer habits and network programming orders can have a material impact on fair value.

        In the Company's business, changes in factors that can materially impact the estimating of the fair value of investments in film programming and productions in progress can occur quickly and the Company's ability to react on a timely basis may be limited.

        The Company is eligible to receive cash under Canadian federal and provincial government programs that provide for investment tax credits for film and television activities that meet certain Canadian content requirements. The Company historically has been in compliance with these requirements and has not had material adjustments to past claims for credits under the program. The Company recognizes the benefit of these programs when the productions are completed and the claims can be made.

BASIS OF PRESENTATION

        Our business operates through separate subsidiaries established for each production or series. The costs of production are financed through advances obtained from customers, from borrowings under a bank credit facility, from contributions from equity participants and from working capital. Typically, we retain the rights to our proprietary programming for exploitation in future periods and in additional markets and media.

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

        Investments in television programming are amortized against revenues in the ratio that the current period's gross revenues from all sources for the program bear to management's estimate of anticipated total gross revenues for such film or program from all sources. Generally, we amortize a minimum of 80% of the costs over a three-year period. Management periodically reviews its estimates and adjusts the amortization of its programming accordingly. In the event that management should determine that the capitalized costs for a program exceed its fair value, capitalized costs would be written down in the current period, resulting in a corresponding decrease in earnings.

        In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 00-2 (SOP 00-2). SOP 00-2 establishes new accounting standards for producers or distributors of films including changes in revenue recognition and accounting for exploitation costs, including advertising and marketing expenses. Additionally, in

June 2000, the Financial Accounting Standards Board rescinded SFAS 53 "Financial Reporting by Producers and Distributors of Motion Picture Films". Companies that were previously subject to SFAS 53 must now comply with SOP 00-2. Peace Arch was compliant with SFAS 53 reporting. We elected to adopt SOP 00-2 early and, we have applied the changes retroactively as required under Canadian Generally Accepted Accounting Principles.

        Results of operations for any period depend on the number of television programs that are delivered. Consequently, results may fluctuate materially from period-to-period, and the results of any one period may not necessarily indicate results for future periods. Cash flows also may fluctuate and may not closely correspond with revenue recognition.

        Revenues from U.S. and international sources generally are payable to us in U.S. dollars while costs are denominated primarily in Canadian dollars. Accordingly, results can be affected by fluctuations in the U.S. dollar exchange rate. The results of these fluctuations may be material. To date, we have not entered into any material currency hedging instruments. In addition, we have not maintained significant amounts of U.S. dollar balances in order to reduce the risk of exchange rate fluctuations.

        Due to the timing of U.S. television seasons and the lead-time required to produce and deliver programs, revenues for the third fiscal quarter have historically been lower than in other fiscal quarters. Production services and other, which represented 17% of fiscal 2001 revenues, 10% of fiscal 2000 revenues, and 8% of 1999 revenues, are not subject to significant seasonal variations.

        As consideration for the acquisition of Peace Arch Productions Inc. (formerly Sugar Entertainment Ltd.) in 1996, we issued an aggregate of 372,500 Class A shares and Class B shares, giving retroactive effect to the share reclassification and conversion, including 350,000 performance shares which were issued and held in escrow as required by Canadian provincial securities policies to which we are subject. The performance shares were subject to release with consent of the British Columbia securities regulatory agencies, as specified financial performance standards were met. At the time the shares were released from escrow, we had recorded increases to goodwill and share capital based on the fair value of the shares at the date the performance was determined. This additional goodwill was amortized over 20 years until fiscal 1999, after which we commenced amortizing the remaining balance over 10 years due to a change in the estimate. During fiscal 1998, 200,000 of the performance shares were released from escrow, resulting in increases in both goodwill and share capital of $2.0 million. During fiscal 1999, the remaining 150,000 performance shares were earned, resulting in additional goodwill and share capital increases of approximately $0.8 million. The remaining shares were released from escrow September 28, 1999.

        In December 1997, beneficial ownership of an aggregate of 160,000 of the performance shares was transferred to three of our officers and directors. The transfer was subject to all of the escrow conditions at the same price per share as was recorded when the performance shares were issued. Under Canadian GAAP, the transfer is a capital transaction not involving Peace Arch and was not accounted for as compensatory to any of the individuals who acquired the shares. However, under U.S. GAAP, a compensation expense of Cdn$1.2 million was recorded in the year ended August 31, 1998 in connection with the release from escrow of the transferred performance shares. See Note 20 to consolidated financial statements for further discussion of this adjustment.

        During fiscal 2001, we wrote off the remaining unamortized cost of goodwill of $2.7 million related to our 1996 acquisition of Peace Arch Productions Inc. (formerly Sugar Entertainment Ltd.) in accordance with our policy.

A.    OPERATING RESULTS

        Over the past five years, since we took ownership in our programming, we have enjoyed compound annual revenue growth of 57%, while adding proprietary programming to our library of rights.

        Revenue for fiscal 2001 increased by 56% to a record $55.4 million up from revenue of $35.4 million for the prior comparable year. Revenue for fiscal 2000 decreased by 31% from 1999 revenue due to fewer hours of programming being delivered. As we continue to grow we anticipate that the fluctuation of revenue between reporting periods will decrease.

        The net loss before taxes increased by 365% over the prior comparable year, primarily due to an increase in amortization of goodwill, the adoption of SOP 00-2 and the increased amortization of the capitalized costs of our investment in television programming, resulting from a change in accounting estimates. Restated net loss before taxes for fiscal 2000 reflected a 372% decrease over fiscal 1999 restated net earnings.

        Revenue.    During the year ended August 31, 2001 approximately 83% of revenue was derived from the production and distribution of proprietary programming, compared with 90% in fiscal 2000 and 92% in fiscal 1999. For fiscal 2001, revenue from proprietary programming increased by 45% in comparison to fiscal 2000. We delivered 13 episodes of First Wave, completing its third 22-episode season, 15 episodes of the inaugural 22-episode season of The Immortal, the inaugural 22 episodes of Big Sound, and the inaugural 13 episodes of Animal Miracles. Peace Arch also delivered five movies in fiscal 2001.

        Production services revenue represented 16% of total revenue compared with 8% in fiscal 2000 and 7% in fiscal 1999. For fiscal 2001 productions services revenue increased by 216% in comparison to fiscal 2000. The increase is due primarily to the delivery of 9 episodes of the inaugural 13-episode season of Sausage Factory.

        Management anticipates that revenue for the first two quarters of 2002 will reflect a significant decrease when compared to the comparable quarters of 2001 due to a reduction in proprietary programming. We will deliver the remaining four episodes of the 13-episode season of Sausage Factory, 13 episodes of the second season of Animal Miracles and we will be in production with our new 13-episode series, Whistler Stories.

        Amortization of Television Programming.    During the year we earned a gross margin (loss) on our proprietary programming of (11%), compared with 2% for fiscal 2000 and 9% for fiscal 1999. Before the adjustment for SOP 00-2, we earned a gross margin (loss) on our proprietary programming of (7%), compared with 17% for fiscal 2000 and 15% for fiscal 1999. We periodically review our estimates for future revenue from television programming and adjust its amortization accordingly. During the year we increased amortization expense by $9.1 million due to a change in estimates necessitated by the currently weak worldwide television markets.

        Selling, General and Administrative Expense.    Selling, general and administrative expense increased by 23% primarily due to an increase in advertising and promotion expenses and general administration expenses associated with our increased production slate. We have taken steps to reduce certain selling, general and administrative expenses for fiscal 2002.

        Interest Expense.    Interest expense of $1.909 million is comprised $9,000 of interest on bank indebtedness and other balances and the remainder of interest on long-term debt. Bank indebtedness relates to our credit facility. Interest on long-term debt relates $0.3 million to loans to acquire plant and equipment and $1.6 million to other long-term debt. During the first quarter of 2002 we repaid $2.2 million of our debentures of $7.9 million at August 31, 2001. We also sold one of our real estate properties in the first quarter of 2002 and paid off $865,125 of related long-term debt.

        Interest expense increased by 107% from the prior year due to the new subordinate loan of $7.9 million that was secured in August 2000.

        Interest expense is expected to increase in fiscal 2002 due to the amendment of the terms of our $5.7 million of debentures, which increased the cash interest rate to 36% per annum from 18% on $5.4 million of the debentures and due to the conversion of a $6.6 million current unsecured liability into a three year loan bearing interest at 10%. Of the $5.7 million of debentures, $1.2 million was repaid on December 17, 2001. We estimate that we will repay a significant portion of the debentures by the end of the third quarter of 2002.

        Taxes.    At August 31, 2001 we had operating losses for tax purposes of $23 million which are available for carry forward to future years. The benefits of the tax loss carry-forwards have not been reflected in the financial statements.

        During the year ended August 31, 2001 we reported an effective tax rate of 2.3% which is comprised of the corporate statutory income tax rate of 45%, a 0.4% increase from the utilization of previously unrecognized tax losses, less 2% due to non-deductible expenses and less 45.3% for the change in valuation allowance of future tax assets. Our effective tax rate for fiscal 2000 was 8.8% (1999 - 57.3%) comprised of the statutory income tax rate of 46%, a increase of 7% utilization of previously unrecognized tax losses, less 13% for non-deductible expenses and less 48% for the change in valuation allowance of future tax assets.

INFLATION

        Historically, inflation has not had a material impact of results of our operations.

B.    LIQUIDITY AND CAPITAL RESOURCES

        We are required to fund significant expenditures to produce television programs at times in advance of receipt of revenues from these programs, which are received over an extended period of time after their completion. We typically finance the capitalized costs of our proprietary television programming through presales from customers, borrowings under our bank credit facility, contributions from equity participants and working capital. In the past, we have also funded our capital requirements through the issuance of shares, warrants and debentures. We have used real estate mortgages and leases to finance the acquisition of our production facilities and equipment. Management continues to review operations in order to identify additional strategies, including obtaining future sales contracts, designed to generate cash flow, improve our financial position, and enable the timely discharge of our obligations. If we are unable to identify sources of additional cash flow in the short term, we may be required to reduce or limit operations.

        During the year, we used $12.7 for operating activities as compared to $4.2 million in fiscal 2000 and $3.8 million in fiscal 1999. Included within the operating activities is the fiscal 2001 investment in television programming of $52.1 million, compared with $31.6 in fiscal 2000 and $44.2 million in fiscal 1999. Investment in television programming was previously disclosed as a component of cash flows from investing activities. Our investing activities used $0.3 million in 2001 as compared with $2.1 million in fiscal 2000 an inflow of $0.1 million in fiscal 1999. We generated $12.6 million in fiscal 2001 primarily from the increase in our senior bank indebtedness. In the prior year $6.4 million was raised due primarily to the issuance of debt and in fiscal 1999 $6.2 million was raised from the issuance of common shares, increase in bank indebtedness and increase in debt.

        We renewed mortgages relating to our real properties in the aggregate amount of $3.3 million during the year. Subsequent to the year-end we sold both properties and repaid the mortgage in the amount of $3,205,832.

        Our principal debt funding is through our $29.5 million bank credit facility. This facility bears interest at a rate equal to the Canadian prime rate plus 1% per annum, with monthly payment of interest only drawn from an interest reserve held by the bank. The facility is secured by refundable tax credits, distribution rights to certain film properties and a general security interest on our assets. During the year we increased borrowings under our credit facility by $12.6 million.

        At August 31, 2001 we were unable to satisfy certain covenants with respect to our debentures. On November 30, 2001 we entered into a amended debt agreement and accordingly became in compliance with the revised covenants contained in the amended agreement. The Loan Agreement was amended to extend the maturity date to December 31, 2002, from February 16, 2002. Under the amendment, with the exception of $251,963 of debentures due to certain of our officers, the cash interest rate was increased to 36% per annum, compounded monthly, and payable monthly. The amended agreement was structured with no prepayment penalties and we repaid $1.2 million of the debt on December 17, 2001 and $1,029,534 of the debt on January 17, 2002 with further repayments estimated in the following two quarters. No principal payments, however, are due until December 2002.

        By agreement dated November 20, 2001, we entered into an agreement with FremantleMedia Enterprises Ltd. pursuant to which we converted $6,626,297 of accounts payable into a three year loan bearing interest at 10% per annum and payable monthly. The loan is secured by a general charge on our assets and a specific charge on copyright on certain of our television programs. Principal payments of $750,000 are due within the next year.

        Management believes that we have adequate resources to meet our current cash requirements and our requirements well into fiscal 2002. If, however, the business climate does not improve in fiscal 2002, there is risk that we may not earn levels of revenues from our library of television programming as currently anticipated. Management believes it will have to raise additional capital to meet its cash requirements should this occur.

RECENT ACCOUNTING PRONOUNCEMENTS

        Note 21 to the Consolidated Financial Statements sets forth differences between Canadian GAAP and U.S. GAAP. In addition to the U.S. GAAP issues taken into account in the preparation of Note 21, there have been accounting standards issued by the Financial Accounting Standards Board (the "FASB") or other bodies in the U.S. that may become applicable to our reported results, but have not yet adopted because such standards are not effective for the periods presented.

        In June 1998, FAS 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. FAS 133 provides comprehensive standards for the recognition and measurement of derivative and hedging activities. Generally, FAS 133 requires that all derivatives be recorded on the balance sheet at their fair value and establishes new accounting requirements for different types of hedging activities. FAS 133 is effective for fiscal years beginning after June 15, 2000. As we do have any outstanding derivative contracts, the adoption of FAS 133 has not impacted the reported historical financial position or results of operations as set out in our consolidated financial statements.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

        Not applicable.

D.    TREND INFORMATION

        Major television networks around the world are faced with increasing competition from various sources including basic and specialty cable channels, satellite, digital stations and the Internet. This fragmentation of the market, combined with downward price pressure due to a weak worldwide market for television programming, has resulted in a demand for more cost-effective programming. In order to meet market demands, we will increase the production of lower cost reality and factual programs, will continue to take advantage of tax credits and government incentives and will focus on programming with global market appeal.

        We have experienced compound annual revenue growth of 57% over the past five years. The weak world-wide market for television programming caused an industry slowdown that is reflected in reduced production activities in the Canadian market place. Based on this market trend, as well as on our increased production of factual programs that result in lower revenues than drama programs, we expect revenues will decline for the current year.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

        We intend some statements in this report, including statements set forth under the captions "Operating and Financial Review and Prospects," "Information on the Company" and elsewhere in this report, regarding, among other things, our plans to grow, future financial position, business strategies, budgets, projected costs and plans and objectives of management for future operations, to be "forward-looking statements." Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," or "believe," or the negative thereof, or variations thereon or similar terminology. Prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Forward-looking statements involve unknown and uncertain risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations are disclosed under "Operating and Financial Review and Prospects," "Information on the Company," "Risk Factors" and elsewhere in this report. Although Management believes that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

        This table sets out, as of January 15, 2002, the names of our Directors and/or Executive Officers. The Directors have served in their respective capacities since their election or appointment on the date stated in the table and will serve until the next Annual General Meeting or until a successor is elected or appointed, unless the office is vacated in accordance with our Articles. The Executive Officers are appointed by the Directors and serve until the earlier of their resignation or removal with or without cause by the Directors. All of our Directors and Executive Officers are residents and citizens of Canada.

Name	Director Since	Office held	Age
John Derek Douglas	September 14, 2000	Director and Audit, Compensation and Green Light Committees Member	60
Yad Garcha	November 30, 2001	Director and Executive/Corporate Governance Committee Member	43
Alan Hibben	April 9, 2001	Director and Executive/Corporate Governance and Audit Committees Member	48
Juliet Jones	February 22, 2001	Director, President and Chief Executive Officer	36
Vincent Lum	November 19, 1998	Director, Audit and Compensation Committees Member	42
W.D. Cameron White	February 12, 1993	Director, Chairman, Executive/Corporate Governance and Green Light Committees Member	45
Garth Albright	N/A	Chief Financial Officer and Secretary	49

        W.D. Cameron White is our Chairman, having joined us on a full-time basis in 1994. Mr. White is also President and a Director of T & E Theatre.com Inc., a public company whose shares trade on The Canadian Venture Exchange. Formerly Mr. White was a corporate and securities lawyer specializing in mergers and acquisitions and public and private financings for emerging growth companies at White & Associates, Barristers and Solicitors from 1992 to 1994 and at Worrall Scott & Page, Barristers and Solicitors, from 1981 to 1992. Mr. White has been a director since February 1993.

        Juliet Jones has been our President since December 2001 and our Chief Executive Officer since March 2001 and was formerly our Chief Financial Officer from 1996 to March 2001. She has been with us since 1991. Ms. Jones is responsible for conducting the daily affairs of our Company, which includes all strategic planning, operations management and budgeting, corporate finance, recruitment, training and management of all employees and ensuring the financial stability of our Company.

        Garth Albright has been our Chief Financial Officer since April 2001 and our Secretary since November 2001. Mr. Albright is responsible for overseeing all accounting and audit functions, budgeting, financial planning and cash flow analysis and controls. Mr. Albright is a member of the Certified General Accountants Association of Canada.

        Yad Garcha has been a member of our board of directors since November 2001. Previously Mr. Garcha was on our board from July 1998 to September 2000. He has been a Senior Vice President, Investments for Growthworks Capital Ltd., a venture capital company, since January 2000. Mr. Garcha was the Vice President, Investments of Growthworks Capital Ltd., from January 1999 to December 1999. Previously, Mr. Garcha was Vice President for the Working Opportunity Fund (EVCC) ("WOF") from 1994 to 1998. In January 1999 Growthworks Capital Ltd. was formed, which manages WOF. Mr. Garcha was nominated to our board pursuant to a loan agreement dated 30th November 2001. WOF is entitled to appoint a nominee to our Board of Directors until the loan is repaid in full. Mr. Garcha is a director of two companies whose shares trade on The Toronto Stock Exchange.

        John Derek Douglas has been a member of our board of directors since September 2000. Since January 1999, he has been a Senior Vice President, Investments of Growthworks Capital Ltd., a venture capital company. Prior to joining Growthworks Capital Ltd., Mr. Douglas was a Senior Vice-President and Principal of Ventures West Management Inc. From September 1998 to January 1999, Mr. Douglas was a Senior Vice President, Investments for Working Opportunity Fund (EVCC) Ltd. ("WOF"). In January 1999 Growthworks Capital Ltd. was formed, which manages WOF. Mr. Douglas was nominated to our board pursuant to the agreement between us and WOF which provides that, so long as WOF continues to hold a specified number of the Company's shares, they will have the right to have a director-nominee on our Board. Mr. Douglas is also a director of one other company whose shares trade on The Toronto Stock Exchange.

        Vincent Lum has been a member of our board of directors since November 1998. He is currently Vice President of MDS Capital Corporation since March 2001. From December 1997 to February 2001 he was a Director of Investment for Royal Bank Capital Partners and previously an Investment Manager for Royal Bank Capital Corporation ("RBCC"). From 1993 until 1997, Mr. Lum was involved in early-stage investments in technology companies for the B.C. Advanced Systems Institute.

        Alan Hibben has been a member of our board since April 2001. Mr. Hibben is the Chief Executive Officer of RBC Capital Partners (RBCP), having joined RBC Capital Partners in 2000. RBCP is the private equity investment arm of the Royal Bank of Canada. Previously, Mr. Hibben was Managing Director of Mergers and Acquisitions with RBC Dominion Securities Inc. from 1996 to 2000.

        Our directors are all elected annually at our shareholders meetings, for one-year terms and serve until their successors are elected and qualified or they sooner resign. RBCC and WOF each have the right to nominate one director pursuant to Subscription Agreements, as well, WOF has the right to nominate one director pursuant to a Loan Agreement. As a British Columbia corporation, we are required by British Columbia corporate laws to include on our board of directors at least one person ordinarily resident in British Columbia and a majority of persons ordinarily resident in Canada. This requirement may limit the persons eligible to serve on our board in the future. All of our Directors and Officers are Canadians and, with the exception of Alan Hibben who resides in Ontario, all reside in the Province of British Columbia. Our Board of Directors met eleven (11) times in fiscal 2001.

        There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which they are selected as a Director or Executive Officer.

        There are no family relationships between any two or more Directors or Executive Officers. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

Committees of the Board of Directors

        We have four committees as follows:

        Audit Committee:    The Audit Committee is comprised of Alan Hibben, Vincent Lum and John Derek Douglas. The Audit Committee's responsibilities include the review of our Annual and quarterly financial statements. Also, the Audit Committee has direct communication channels with the external auditors to discuss and review specific issues as appropriate. They met five times in the last fiscal year.

        Compensation Committee:    The Compensation Committee is comprised of John Derek Douglas and Vincent Lum. It is the responsibility of the Compensation Committee to administer the compensation policies related to our executive management. They met four times during the last fiscal year.

        Executive/Corporate Governance Committee:    The Executive/Corporate Governance Committee is comprised of W.D. Cameron White, Alan Hibben and Yad Garcha who are responsible for ensuring that we adhere to the corporate governance polices of the securities regulatory authorities. They make recommendations with respect to the composition of the board of directors. As well, the Committee, working independent of management, reviews strategic proposals including potential mergers, acquisitions and financing scenarios. They did not meet in the last fiscal year.

        Green-Light Committee:    The Green Light Committee is comprised of W.D. Cameron White, John Derek Douglas and Cecile Frot-Coutaz. Ms. Frot-Coutaz sits on our Board of Directors as an observer of FremantleMedia, however she is not entitled to a vote at the meetings. The Green-Light Committee is responsible for reviewing all projects, ensuring same are fully funded and ultimately giving authority for same to proceed into production. They met once in the last fiscal year.

B.    COMPENSATION

        During the most recently completed fiscal year, the non-employee Directors of the Company were paid a yearly retainer of $5,000. As well, these Directors are paid $500 for each Directors' or Committee Meeting attended in person and $300 for each Directors' or Committee Meeting attended by conference call. Chairpersons of any Directors' or Committee Meeting were paid twice that of a non-chair member. Incentive stock options were granted, in accordance with our Stock Option Plan, to our non-employee Directors during the last completed financial year to purchase up to 42,000 Class B Shares at a price of $3.60 per share exercisable on or before April 12, 2004, none of which were exercised, and 20,000 of these options expired unexercised. No stock options were exercised by any non-employee Directors.

        The aggregate cash compensation paid or payable to our officers and directors, as a group for services rendered during the fiscal year ended August 31, 2001 was $1,071,309.

        The following table sets forth all annual and long term compensation for services to the Company for the three most recently completed financial years as at 31st August 2001 in respect of the Named Executive Officers. At the end of the most recently completed financial year, the Company had four Named Executive Officers, W.D. Cameron White, Timothy Gamble, Juliet Jones and Michele White. There were no other executive officers of the Company, or other individuals, whose total compensation exceeded $100,000 during the financial year ended 31st August 2001.

		Annual Compensation				Long Term Compensation
						Awards		Payouts
Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Compensation ($)		Securities under Option Granted (#)		LTIP Payouts ($)	All Other Compensation ($)
WD Cameron White, Chairman(3)	2001	$108,333	Nil	Nil		25,000	(2)	Nil	$91,667	(8)
Timothy Gamble(4)	2001	$200,000	Nil	Nil		50,000	(2)	Nil	Nil
Juliet Jones, President/CEO(5)	2001	$128,333	Nil	Nil		50,000	(2)	Nil	Nil
Michele White(6)	2001	$90,000	Nil	$50,000	(7)	7,000	(2)	Nil	Nil

(1)
Ended 31st August.

(2)
Class B Subordinate Voting Shares.

(3)
CEO until 27th March 2001. Chairman from 27th March 2001 to present.

(4)
President until 30th November 2001.

(5)
CFO until 27th March 2001. CEO from 27th March 2001 and President/CEO from 1st December 2001 to present.

(6)
Executive In Charge of Production until 5th October 2001.

(7)
Independent contractor fees.

(8)
Severance payments in accordance with agreement dated March 27, 2001 with us.

LONG TERM INCENTIVE PLANS—
AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

Estimated Future Payouts Under Non-Securities-Price-Based Plans
Name	Securities Units or Other Rights (#)	Performance or Other Period Unit Maturation or Payout	Threshhold ($ or #)	Target ($ or #)	Maximum ($ or #)
W.D. Cameron White	N/A	August 31, 2001	N/A	N/A	N/A
Timothy Gamble	N/A	August 31, 2001	N/A	N/A	N/A
Juliet Jones	N/A	August 31, 2001	N/A	N/A	N/A
Michele White	N/A	August 31, 2001	N/A	N/A	N/A

        Each of Messrs. White, Gamble and Ms. Jones (the "Employee") were entitled to receive a Performance Bonus of up to 50% of their base salaries each year. The actual entitlement was to be based on the share price performance of our shares as compared to a peer group of companies (the "Peer Group"). Effective 9th May 2001, we eliminated the prior Performance Bonus and implemented a new Performance Bonus available to all employees including Ms. Jones and Mr. Gamble. The new Performance Bonus is not limited in amount and is based on several key indicators including working capital, earnings before interest, depreciation and taxes and free share price cash flow calculation. The performance criteria is predetermined and approved by the Board of Directors each year. The actual bonus calculation and apportionment between employees is recommended by the CEO and is subject to the approval of the Board of Directors.

        No Performance Bonuses were earned in respect of the most recently completed fiscal year.

C.    BOARD PRACTICES

        See "Directors and Senior Management and Employees" above.

D.    EMPLOYEES

        As of January 1, 2002, we had 24 full-time permanent employees. We also hire additional personnel on a project-by-project basis in connection with the production of our television programming. We believe that our employee and labor relations are good. None of our full-time employees are members of unions.

E.    SHARE OWNERSHIP

        This table describes the beneficial ownership of our Class A Multiple Voting Shares and Class B Subordinate Voting Shares as of January 1, 2002 for (a) all executive officers and directors, (b) all executive officers and directors as a group. This information does not reflect ownership of options or warrants.

Name	Class A Shares		Percent of Class	Class B Shares		Percent of Class
John Derek Douglas	0		0%	0		0%
Yad Garcha	0		0%	0		0%
Alan Hibben	0		0%	0		0%
Juliet Jones	9,981		0.9%	7,410		0.3%
Vincent Lum	0		0%	0		0
W.D. Cameron White	81,376		7.5%	63,376		2.3%
Garth Albright	0		0%	0		0%
Officers and directors as a group (7 persons)	91,357	*	8.4%	70,786	*	2.6%

*
These numbers do not include any shares which are issuable upon the exercise of options or warrants.

        The complete list of options outstanding to our directors and members of our administration and management is set out under "Class A Stock Options Outstanding as at January 15, 2002" and "Class B Stock Options Outstanding as at January 15, 2002".

OPTION GRANTS DURING THE MOST
RECENTLY COMPLETED FINANCIAL YEAR

        During the most recently completed financial year, options to purchase an aggregate of 132,000 Class B shares were granted to the Named Executive Officers, as follows:

Name of Named Executive Officer	No. of Class B Options Granted	Expiration Date	Exercise Price ($/Share)	No. of Class B Options Exercised
WD Cameron White	25,000	Nov 29, 2002	$3.35	0
Timothy Gamble	50,000	Nov. 29, 2002	$3.60	0
Juliet Jones	50,000	April 12, 2004	$3.60	0
Michele White	7,000	Nov. 5, 2001	$3.00	2,500	(1)

(1)
The remaining 4,500 options expired, unexercised.

        Except for the Company's Amended Share Option Plan and Compensation (Performance Bonus) Plan, there are no plans in effect pursuant to which cash or non-cash compensation was paid or distributed to Named Executive Officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year. We do not have any pension plans or retirement benefit plans.

CLASS A STOCK OPTIONS OUTSTANDING AS AT JANUARY 15, 2002

Name	Title	Expiry Date	Price	No. of A Options
WDC White	Chairman	June 2/02	$13.00	4,000
J. Jones	President/CEO	June 2/02	$13.00	3,800
Employees		June 2/02	$13.00	6,875
Employee		Nov 30/02	$9.50	7,000
WDC White	Chairman	Nov 30/02	$9.50	7,000
J. Jones	President/CEO	Mar 23/03	$9.50	5,000
Employees		Mar 23/03	$9.50	13,500
Employees		Nov 19/03	$7.50	2,800
V. Lum	Director	Feb 16/04	$9.50	5,000
			TOTAL	54,975

CLASS B STOCK OPTIONS OUTSTANDING AS AT JANUARY 15, 2002

Name	Title	Expiry Date	Price		No. of B Options
WDC White	Chairman	June 2/02	$13.00		4,000
J. Jones	President/CEO	June 2/02	$13.00		3,800
Employees		June 2/02	$13.00		6,875
Employee		Nov 30/02	$9.50		7,000
WDC White	Chairman	Nov 30/02	$9.50		7,000
J. Jones	President/CEO	Mar 23/03	$9.50		5,000
Employees		Mar 23/03	$9.50		13,500
Employees		Nov 19/03	$7.50		2,800
V. Lum	Director	Feb 16/04	$9.50		5,000
WDC White	Chairman	Nov 30/02	$5.50		25,000
Employee		Nov 30/02	$5.50		25,000
J. Jones	President/CEO	Jan 13/03	$5.50		25,000
Employees		Jan 13/03	$5.50		37,300
V. Lum	Director	Feb. 2/03	$5.00	(US)	7,500
Employee		Feb. 2/03	$5.00	(US)	12,000
Employee		July 27/03	$5.00		48,500
Employee		Dec. 21/03	$3.00		20,500
WDC White	Chairman	Nov 30/02	$3.35		25,000
G. Albright	CFO	April 9/04	$3.60		20,000
Employee		Nov 30/02	$3.60		50,000
J. Jones	President/CEO	April 12/04	$3.60		50,000
D. Douglas	Director	April 12/04	$3.60		7,500
V. Lum	Director	April 12/04	$3.60		7,500
A. Hibben	Director	April 12/04	$3.60		7,500
Employees		July 24/04	$4.75		22,000
			TOTAL		445,275

CLASS A WARRANTS OUTSTANDING AS AT JANUARY 15, 2002

Date of Issuance of the Warrants	Number of Warrants Issued	Number of Warrants Currently Outstanding	Exercise Price	Expiry Date of Warrants
August 16, 2000	210,000	210,000	$5.00	February 16, 2004

CLASS B WARRANTS OUTSTANDING AS AT JANUARY 15, 2002

Date of Issuance of the Warrants	Number of Warrants Issued	Number of Warrants Currently Outstanding	Exercise Price	Expiry Date of Warrants
August 3, 1999	75,000 Class B	75,000 Class B	$6.75(US)	August 3, 2004
August 16, 2000	40,500 Class B	40,500 Class B	$5.00	February 16, 2004
April 18, 2001	100,000 Class B	100,000 Class B	$2.72(US)	April 18, 2006
August 16, 2001	100,000 Class B	100,000 Class B	$5.30	August 16, 2002

        In addition, we have agreed, pursuant to an agreement dated November 30, 2001, to issue 230,000 Class B Warrants exercisable at a price of $1.255 per share which, as at January 15, 2002, have not been issued. Please see "Subordinate Debt Financing" for a description of this transaction.

        The total amount of securities called for by all such options to purchase Class A Multiple Voting Shares and Class B Subordinate Voting Shares and warrants to purchase Class A Multiple Voting Shares and Class B Subordinate Voting Shares held by directors and officers as a group is 31,50 Class A Multiple Voting Shares and 229,800 Class B Subordinate Voting Shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

        This table describes the beneficial ownership of our Class A Multiple Voting Shares and Class B Subordinate Voting Shares as of January 1, 2002 for each person known to us to own beneficially more than 5% of either Class A Multiple Voting Shares or Class B Subordinate Voting Shares in the aggregate. This information does not reflect ownership of options or warrants.

Name	Class A Shares	Percent of Class	Class B Shares	Percent of Class
Working Opportunity Fund (EVCC) Ltd.	160,000	14.7%	160,000	5.7%
RBC Capital Partners	127,919	11.7%	141,170	5.1%
W.D. Cameron White	81,376	7.5%	63,376	2.3%
Timothy Gamble	75,599	6.9%	63,099	2.3%

        All of the shareholders set out above are either persons resident in Canada, or companies which are Canadian entities.

        To the best of our knowledge, we are not, directly or indirectly, controlled by another corporation, by any foreign government or by any other person, nor are there any arrangements which may result in a change of control of our control.

B.    RELATED PARTY TRANSACTIONS

        As at January 1, 2002, there was no indebtedness of any director, executive officer, senior officer or associate of them to or guaranteed or supported by us or any of our subsidiaries either pursuant to an employee purchase program or otherwise.

        The only material transactions we have entered into during the past three fiscal years in which any of our directors or executive officers, or any principal shareholder, or any associate or affiliate of them, has or had a material interest, direct or indirect, were as follows.

Subordinate Debt Financing

        In August 2000, we completed a $7.9 million subordinated debenture financing (the "Debentures"). The Debentures were due in February 2002, bearing an interest rate of 18% per annum, 4% of which was deferred until the Debentures were repaid. The Debentures were subordinate to our senior indebtedness. Purchasers of the Debentures received a 5% fee as well as warrants to purchase Class "A" and/or Class "B" shares exercisable at $5.00 per share (the "Warrants"). The directors, officers, insiders and associates who acquired Debentures and Warrants are as follows:

			WARRANTS
PURCHASER	AMOUNT OF DEBENTURE		CLASS A SHARES			CLASS B SHARES
Timothy Gamble (4)	$200,000		9,000
W.D. Cameron White (5)	$150,000		6,750
Working Opportunity Fund (EVCC) Ltd. (1)	$1,800,000(	2)	40,500			40,500
BCMC Capital Limited Partnership (3)	$2,586,000		77,580	38,790(	6)
BCMC Capital II Limited Partnership (3)	$1,414,000		42,420	21,210(	6)

(1)
Derek Douglas, a director, is an insider of Working Opportunity Fund (EVCC) Ltd., which in turn is an insider of the Company. The purchasers paid consideration equal to that paid by unrelated parties.

(2)
$600,000 of this amount was used to retire a debenture previously held by Working Opportunity Fund (EVCC) Ltd. which was due October 21 2000.

(3)
Donald Steele, a director until August 27, 2001, is President of Mercantile Bancorp Limited. Mercantile Bancorp Limited is the management company for BCMC Capital Limited Partnership and BCMC Capital II Limited Partnership.

(4)
Director and Senior Officer until November 30, 2001. The purchaser paid consideration equal to that paid by unrelated parties.

(5)
Director and Chairman. The purchaser paid consideration equal to that paid by unrelated parties.

(6)
These Warrants were cancelled on November 30, 2001, when we repaid the debt in full.

        During September and October of 2001, we repaid a portion of our subordinated debt disclosed above. November 30, 2001, we also re-financed a portion of the remaining $5,687,000 outstanding subordinated debt. The Working Opportunity Fund (EVCC) Ltd. ("WOF") increased its subordinated debt by $3,959,000, of which the proceeds repaid the outstanding indebtedness to BCMC Capital Limited Partnership, BCMC Capital II Limited Partnership and Business Development Bank of Canada. In consideration for advancing these funds and agreeing to extend the loan past its February 2002 due date to December 2002, we agreed to pay WOF cash interest at 36% per annum and to grant them warrants to purchase up to an aggregate 160,000 Class B Subordinate Voting Shares at a price of $1.255 per share on or before June 30 2003. Yad Garcha and John Derek Douglas, two of our Directors, are also insiders of WOF, which in turn is an insider of the Company.

        As consideration for not requiring the interest rate to be increased from 18% to 36% per annum, we agreed to grant Timothy Gamble, our former President and W.D. Cameron White, our Chairman, warrants to purchase up to 70,000 Class B Subordinate Voting Shares at a price of $1.255 per share on or before June 30, 2003.

C.    INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER INFORMATION

        Our financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) in Canada, the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP.

        The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Annual Report. The report of KPMG LLP, Chartered Accountants for fiscal 2000 and 2001 is included herein immediately preceding the financial statements.

Legal Proceedings

        On September 6, 2001 an action was started in the British Columbia Supreme Court against us by North American Pictures SRO and Lloyd Simandl, claiming, general damages and specific damages (as yet undisclosed amounts) for producer fees, exchange rate gains and VAT refunds based on the production of five episodes of The Immortal television series, in the Czech Republic. It is the opinion of the Company that the claim is without merit.

        On October 2, 2001 we started an action against Viacom, Inc., MTV Networks, VH1 Music First, et al in the British Columbia Supreme Court for damages in the amount of $2,750,000 (US) and consequential damages arising from the Defendants' failure to honour a contract for the co-financing of the television series Big Sound.

        On December 12, 2001 an action was started in the British Columbia Supreme Court against us by Forgotten Kingdom Productions I. Inc. and Danny Virtue and Lloyd Simandl, claiming general and specific damages in connection with an alleged promise by us to finance and co-produce a television series entitled Ariana's Quest. The Plaintiffs are seeking damages, including lost fees (estimated at US$1.5 million), lost development costs (estimated at Cdn$100,000), breach of contract (estimated at CDN$25,000) and lost profits. It is the opinion of the Company that the claim is without merit.

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

Dividend Policy

        We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future. Our present policy is to retain future earnings for use in operations and the expansion of our business.

ITEM 9 THE OFFER AND LISTING

        Not applicable except for Item 9A(4) and Item 9C.

        Our Class A Multiple Voting Shares and Class B Subordinate Voting Shares trade on The Toronto Stock Exchange ("TSE") symbols PAE.A and PAE.B in Toronto, Canada. Our Class B Subordinate Voting Shares also trade on The American Stock Exchange, symbol PAE. Our shares commenced trading on the TSE in November 1997 under the symbol "VE". Effective July 19, 1999, our Class A

Multiple Voting Shares and Class B Subordinate Voting Shares began trading on the TSE, at which time our Common Shares were delisted. Our Class B Subordinate Voting Shares began trading on AMEX on July 28, 1999.

        This table lists the volume of trading as well as the high and low sales prices of our Class A and Class B Shares on the TSE for each of the last nine fiscal quarters in the last two completed fiscal years.

Toronto Stock Exchange Stock Trading Activity
Stock Trading Activity

	Average Daily Trading Volume	Cdn$ High	Cdn$ Low	US$ High	US$ Low
Fiscal year ended August 31, 2000
First Quarter—Class A Shares	1,110	7.50	3.80	5.17	2.62
First Quarter—Class B Shares	602	7.90	3.75	5.44	2.58
Second Quarter—Class A Shares	3,530	9.00	4.00	6.11	2.72
Second Quarter—Class B Shares	2,071	9.05	4.25	6.15	2.89
Third Quarter—Class A Shares	1,969	8.00	4.05	5.43	2.75
Third Quarter—Class B Shares	890	7.75	4.20	5.26	2.85
Fourth Quarter—Class A Shares	729	5.00	3.90	3.40	2.65
Fourth Quarter—Class B Shares	407	4.80	2.90	3.26	1.97
Fiscal year ending August 31, 2001
First Quarter—Class A Shares	1,223	5.50	2.60	3.74	1.77
First Quarter—Class B Shares	1,177	5.25	3.90	3.57	2.65
Second Quarter—Class A Shares	1,306	3.25	3.19	2.10	2.06
Second Quarter—Class B Shares	1,509	3.36	3.27	2.17	2.11
Third Quarter—Class A Shares	2,225	3.95	3.89	2.55	2.51
Third Quarter—Class B Shares	1,551	4.24	4.15	2.74	2.68
Fourth Quarter—Class A Shares	747	3.93	3.87	2.54	2.50
Fourth Quarter—Class B Shares	1,523	3.92	3.79	2.53	2.45
Fiscal year ending August 31, 2002
First Quarter—Class A Shares	1,205	1.68	1.66	1.09	1.07
First Quarter—Class B Shares	1,809	1.72	1.65	1.11	0.72
The American Stock Exchange:
Fiscal year ended August 31, 2000:
First Quarter—Class B Shares	3,045	8.16	3.99	5.62	2.75
Second Quarter—Class B Shares	19,727	10.58	4.05	7.188	2.75
Third Quarter—Class B Shares	7,881	8.65	4.23	5.875	2.875
Fourth Quarter—Class B Shares	5,302	5.15	3.86	3.50	2.625
Fiscal Year ending August 31, 2001
First Quarter—Class B Shares	3,115	5.43	2.76	3.688	1.875
Second Quarter—Class B Shares	6,786	3.48	3.33	2.25	2.15
Third Quarter—Class B Shares	5,100	4.18	4.09	2.70	2.64
Fourth Quarter—Class B Shares	4,610	4.04	3.92	2.61	2.53
Fiscal Year ending August 31, 2002
First Quarter—Class B Shares	5,367	1.72	1.64	1.11	1.06

        Our shares are issued in registered form and the following information is from our registrar and transfer agent, CIBC Mellon Trust Company, located in Vancouver, British Columbia, Canada.

        As at August 31, 2001, the shareholders' list for the Registrant's common stock showed 175 Registered Class A shareholders and 181 registered Class B shareholders and 1,105,875 Class A Multiple Voting Shares and 2,781,969 Class B Subordinate Voting Shares outstanding. Of these shareholders, 108 holders of Class A Shares and 115 holders of Class B Shares were U.S. residents, owning 498,658 Class A Shares and 1,259,990 Class B Shares representing 45.1% of the Class A and 45.3% of the Class B issued and outstanding shares.

        We have researched the indirect holdings by depositories and other financial institutions and believe we have in excess of 3,500 shareholders of our stock.

ITEM 10    ADDITIONAL INFORMATION

A.    SHARE CAPITAL

        Not applicable.

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

        Incorporated by reference to our registration statement on Form F-1 (Reg. No. 333-10354).

C.    MATERIAL CONTRACTS

        Except as otherwise disclosed in this annual report and our financial statements and notes included elsewhere in this annual report, we have no other material contracts.

D.    EXCHANGE CONTROLS

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

  •
  Engages in production of uranium and owns an interest in producing uranium property in Canada;

  •
  Provides financial services;

  •
  Provides transportation services;

  •
  Is a cultural business.

        We are considered to be a cultural business pursuant to the Act.

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

  •
  the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada;

  •
  the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

  •
  the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

  •
  the effect of the investment on competition within any industry or industries in Canada;

  •
  the compatibility of the investment with national industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

  •
  the contribution of the investment to Canada's ability to compete in world markets.

        See "Information on the Company—Regulatory Considerations—Canadian Content Requirements" for a description of other Canadian and British Columbia ownership requirements.

E.    TAXATION

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

        This discussion does not address all of the income tax consequences that may be applicable to any particular Holder subject to special treatment under the U.S. federal income tax law or to any particular Holder in light of such Holder's particular facts and circumstances. Some Holders, including tax-exempt entities, banks, insurance companies and persons who hold the Class B shares as part of a synthetic security, conversion transaction or "straddle" or hedging transactions may be subject to special and/or different rules not discussed below. Statements of legal conclusion of U.S. tax considerations as to the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Class B shares by Unconnected U.S. Shareholders do not purport to be a complete analysis or listing of all possible tax considerations. The discussion of U.S. tax considerations is based upon the provisions of the Code, and of published administrative practices of the Internal Revenue Service and judicial decisions, all of which are subject to change possibly with retroactive effect. Statements of legal conclusions of Canadian tax considerations as to the material Canadian federal income tax consequences of the acquisition, ownership and disposition of the Class B shares by Unconnected U.S. Shareholders do not purport to be a complete analysis or listing of all possible tax consequences. The discussion of Canadian tax considerations is based upon the provisions of the Income Tax Act (Canada) (the "Tax Act"), the Convention between Canada and the U.S. of America with Respect to Taxes on Income and on Capital, as amended from time to time (the "Convention"), and our understanding of published administrative practices of Canada Customs and Revenue Agency (formerly, Revenue Canada) and judicial decisions, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the U.S.

        This discussion is not intended to be nor should it be construed as legal or tax advice to any particular investor. Therefore, prospective investors should consult their own tax advisors with respect to the tax consequences of an investment in the Class B shares.

U.S. Federal Income Tax Considerations

        Unconnected U.S. Shareholders generally will treat the gross amount of distributions paid by us, including the amount of any Canadian tax withheld, as foreign source dividend income for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as computed for U.S. federal income tax purposes. Distributions in excess of that amount will reduce an Unconnected U.S. Shareholder's tax basis in the Class B shares, but not below zero, and the remainder, if any, will be treated as taxable capital gain. In general, in computing its U.S. federal income tax liability, an Unconnected U.S. Shareholder may elect for each taxable year whether to claim a deduction or, subject to the limitations described below, a credit for Canadian taxes withheld from dividends paid on its

Class B shares. If the Unconnected U.S. Shareholder elects to claim a credit for such Canadian taxes, the election will be binding for all foreign taxes paid or accrued by the Unconnected U.S. Shareholder for such taxable year. The Code applies various limitations on the amount of the foreign tax credit that may be available to a U.S. taxpayer based upon the segregation of foreign source income into separate categories, or "baskets", of income. For purposes of applying the foreign tax credit limitation, dividends are generally included in the passive income basket or the financial services income basket if received by a financial services entity. The amount of credit that may be claimed with respect to the basket of income to which the dividend is allocated, and to which the foreign taxes are attributable, generally may not exceed the same proportion of the U.S. tax on worldwide taxable income, before applying the foreign tax credit as the U.S. holder's foreign source taxable income allocable to such basket bears to such U.S. holder's entire taxable income. The foreign tax credit is disallowed for dividends on stock unless a minimum holding period requirement is satisfied and additional limitations may restrict the ability of some individuals to claim the foreign tax credit. Accordingly, investors should consult their own tax advisors with respect to the potential consequences to them of the foreign tax credit limitations. Dividends paid by us generally will constitute "portfolio income" for purposes of the limitation on the use of passive activity losses by investors and "investment income" for purposes of the limitation on investors' investment interest expense. Dividends paid by us will not be eligible for the "dividends received deduction" generally allowed with respect to dividends paid by U.S. corporations under Section 243 of the Code, but may be eligible for the dividends received deduction which may be claimed by 10% corporate shareholders under Section 245 of the Code.

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

        For any taxable year of Peace Arch, if at least 75% of our gross income is "passive income", as defined in the Code, or if at least 50% of our assets, by average fair market value, or, prior to fiscal year 1998, possibly by adjusted tax basis, are assets that produce or are held for the production of passive income, we will be a passive foreign investment company ("PFIC"). If we are a PFIC for any taxable year during which an Unconnected U.S. Shareholder owns any Class B shares, the Unconnected U.S. Shareholder will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1298 of the Code, with respect to all of such Unconnected U.S. Shareholder's Class B shares. If we were treated as a PFIC at any time during an Unconnected U.S. Shareholder's holding period for Class B shares, such Unconnected U.S. Shareholder generally would be subject to additional tax as well as interest charges with respect to the deferral of tax for the period during which such Class B shares were held. Any such additional tax and interest charges would apply upon the disposition of the Class B shares or the receipt of dividends. Additionally, any gain realized on the disposition of Class B shares would be treated as ordinary income or taxable at ordinary income rates rather than as capital gain or taxable at capital gains rates, and the tax basis of the Class B shares held by an Unconnected U.S. Shareholder generally would not be stepped up to fair market value at death. Under some circumstances, shareholders of a PFIC may elect to be taxed currently on their pro rata shares of PFIC income and capital gain or, in accordance with recently enacted legislation, report income currently on a mark to market basis with respect to their shares of stock in the PFIC.

        We do not believe that we are likely to be a PFIC in the current or future taxable years; however, because the PFIC determination is made annually on the basis of facts and circumstances that may be beyond our control and because the principles and methodology for determining the fair market values of our assets are unclear, there can be no assurance that we will not be a PFIC for such years. Special rules not described herein will also apply if we become a "controlled foreign corporation" for U.S. federal income tax purposes. We would be treated as a controlled foreign corporation if "U.S. Shareholders" were to own, actually or constructively, more than 50% of the total combined voting power or total value of us. For this purpose, the term "U.S. Shareholder" means a U.S. person who owns, actually or constructively, ten percent or more of the total combined voting power of Peace Arch. In light of the ownership requirements necessary for our productions to constitute "Canadian-content" productions and for us to claim Canadian tax benefits, it is not anticipated that we will become a controlled foreign corporation for U.S. federal income tax purposes.

U.S. Information Reporting and Backup Withholding

        Under U.S. treasury regulations that are generally effective with respect to payments made after December 31, 2000 (the "new withholding Regulations"), the proceeds of a sale of Class B shares through a U.S. or U.S. related broker will be subject to U.S. information reporting and may be subject to the 30% (for tax year 2002) U.S. backup withholding requirements. Unconnected U.S. Shareholders generally can avoid the imposition of U.S. non-resident withholding tax by reporting their taxpayer identification number on an Internal Revenue Service Form W-9. Non-U.S. shareholders generally can avoid the imposition of U.S. backup withholding tax by providing to their broker or paying agent a duly completed Internal Revenue Service Form W-8 BEN. Any amounts withheld under the backup/non-resident withholding rules will be allowed as a refund or a credit against the shareholder's U.S. Federal income tax, provided the required information is furnished to the Internal Revenue Service.

        Dividends paid in the U.S. on the Class B shares to Unconnected U.S. Shareholders or to non-U.S. shareholders through a U.S. or U.S. related person may be subject to the 30% (for tax year 2002) U.S. backup/non-resident withholding tax unless certification requirements are satisfied.

        The New Withholding Regulations consolidate and modify the pre-2001 certification requirements and means by which a holder may claim exemption from U.S. federal income tax withholding and provide presumptions regarding the status of holders when payments to the holders cannot be reliably associated with appropriate documentation provided to the payor. All holders should consult their tax advisors regarding the application of the New Withholding Regulations.

Canadian Tax Considerations

        Dividends paid or credited, or that we deem to pay or credit, on the Class B shares to Unconnected U.S. Shareholders will be subject to Canadian withholding tax. Under the Convention, the maximum rate of withholding tax on dividends paid or credited on the Class B shares is 15% if the beneficial owner of such dividends is an Unconnected U.S. Shareholder. However, that rate is reduced to 5% under the Convention if the beneficial owner of such dividends is an Unconnected U.S. Shareholder that is a corporation that owns at least 10% of the voting stock of Peace Arch.

        An Unconnected U.S. Shareholder will not be subject to tax in Canada on any capital gain realized upon a disposition or deemed disposition of the Class B shares, provided that the Class B shares do not constitute "taxable Canadian property" of the Unconnected U.S. Shareholder within the meaning of the Tax Act. The Class B shares will not generally constitute taxable Canadian property of the Unconnected U.S. Shareholder unless, at any time in the five-year period that ends at the time of the disposition, the Unconnected U.S. Shareholder, either alone or together with persons with whom the Unconnected U.S. Shareholder did not deal at arm's length, owned, had an interest in or the right to acquire 25% or more of the issued Class B shares or any series or class of our capital stock. Even if the Class B shares are taxable Canadian property, under the Convention, gains derived by an Unconnected U.S. Shareholder would generally not be taxable in Canada unless the value of the Class B shares is derived principally from real property situated in Canada. We believe that the value of our Class B shares is not currently principally derived, directly or indirectly, from real property situated in Canada and do not expect this to change in the foreseeable future.

        Canada does not currently impose any estate taxes or succession duties.

F.    DIVIDENDS AND PAYING AGENTS

        Not applicable.

G.    STATEMENTS BY EXPERTS

        Not applicable.

H.    DOCUMENTS ON DISPLAY

        Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this annual report. You must review the exhibits themselves for a complete description of the contract or document.

        You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (HTTP://WWW.SEC.GOV) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Although we make many of our filings with the SEC electronically as a foreign private issuer, we are not obligated to do so.

        You may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above and you may also access them electronically at the Web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

WE ARE REQUIRED TO FILE REPORTS AND OTHER INFORMATION WITH THE SEC UNDER THE SECURITIES EXCHANGE ACT OF 1934. REPORTS AND OTHER INFORMATION FILED BY US WITH THE SEC MAY BE INSPECTED AND COPIED AT THE SEC'S PUBLIC REFERENCE FACILITIES DESCRIBED ABOVE. AS A FOREIGN PRIVATE

ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE EXCHANGE ACT PRESCRIBING THE FURNISHING AND CONTENT OF PROXY STATEMENTS AND OUR OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS ARE EXEMPT FROM THE REPORTING AND SHORT-SWING PROFIT RECOVERY PROVISIONS CONTAINED IN SECTION 16 OF THE EXCHANGE ACT. UNDER THE EXCHANGE ACT, AS A FOREIGN PRIVATE ISSUER, WE ARE NOT REQUIRED TO PUBLISH FINANCIAL STATEMENTS AS FREQUENTLY OR AS PROMPTLY AS UNITED STATES COMPANIES.

I.    SUBSIDIARY INFORMATION

        See Item 4C of this annual report.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are subject to two main market risks: Interest rate risk and foreign currency exchange risk.

        The interest rate risk arises through our $29.5 million bank credit facility. This facility bears interest at a rate equal to the Canadian prime rate plus 1% per annum. As of August 31, 2001, we had borrowings of $18.4 million outstanding under the credit facility. During the year ended August 31, 2001, we recorded interest on our credit facility of $9,000.

        We receive a portion of our revenues from U.S. and international sources in U.S. dollars while costs are payable primarily in Canadian dollars. Accordingly, operating results can be affected by fluctuations in the U.S. dollar exchange rate. Currency exchange rates are determined by market factors beyond our control and may vary substantially during the course of a production. If the Canadian dollar were to strengthen in relation to the U.S. dollar, our effective costs would rise in relation to our revenues. We do not maintain U.S. currency balances in excess of its estimated U.S. payables. To date we have not entered into agreements for any material hedging instruments.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS UPON SENIOR SECURITIES

        At August 31, 2001 we were unable to satisfy certain covenants with respect to our debentures. On November 30, 2001 we entered into an amended debt agreement and accordingly became in compliance with the revised covenants contained in the amended agreement. The Loan Agreement was amended to extend the maturity date to December 31, 2002, from February 16, 2002. Under the amendment, with the exception of $251,963 of debentures due to certain of our officers, the interest rate was increased to 36% per annum, compounded monthly, and payable monthly. The amended agreement was structured with no prepayment penalties and we repaid $1.2 million of the debt on December 17, 2001and $1,029,534 of the debt on January 17, 2002 with further repayments estimated in the following two quarters. No principal payments, however, are due until December 2002.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

        Not Applicable.

ITEM 15.    [RESERVED]

ITEM 16.    [RESERVED]

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Our financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Generally Accepted Accounting Principles (GAAP) in Canada, the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as described in Note 21 to the audited financial statements included herein.

AUDITORS' REPORT TO THE SHAREHOLDERS

        We have audited the consolidated balance sheets of Peace Arch Entertainment Group Inc. as at August 31, 2001 and 2000 and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended August 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        With respect to the consolidated financial statements for the year ended August 31, 2001, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for each of the years in the two year period ended August 31, 2000, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 2001 in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada
November 16, 2001, except for note 23 which is as of December 19, 2001

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA—U.S. REPORTING DIFFERENCE

        In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 2 to the financial statements. Our report to the shareholders dated November 16, 2001, except for note 23 which is as of December 19, 2001, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada
November 16, 2001, except for note 23 which is as of December 19, 2001

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED BALANCE SHEETS
As at August 31, 2000 and 2001

	2000	2001
	(Expressed In Thousands Of Canadian Dollars)
	(restated—note 3(b))
ASSETS
Cash and cash equivalents	$4,459	$3,977
Accounts receivable (note 4)	16,443	28,203
Productions in progress	15,637	3,039
Prepaid expenses and deposits	882	459
Investment in television programming (note 5)	2,560	3,667
Property and equipment (note 6)	7,397	7,277
Deferred costs	1,049	410
Goodwill and trademarks (note 7)	2,913	238

	$51,340	$47,270

LIABILITIES AND SHAREHOLDERS' EQUITY
Bank indebtedness (note 8)	$5,797	$18,447
Accounts payable and accrued liabilities	10,095	12,876
Deferred revenue (note 17)	8,338	3,191
Deferred gain (note 9)	233	—
Debt (note 12)	11,252	11,215

	35,715	45,729

Shareholders' equity:
Share capital (note 13)	31,674	31,870
Authorized:
100,000,000 Class A Multiple Voting Shares Issued—1,105,875 (August 31, 2000—1,387,791)
100,000,000 Class B Subordinate Voting Shares Issued—2,781,969 (August 31, 2000—2,434,953)
25,000,000 Preference Shares, issuable in series; Issued—nil
Other paid-up capital	467	467
Deficit	(16,516)	(30,796)

	15,625	1,541

	$51,340	$47,270

Future operations (note 2)
Commitments and contingencies (notes 17 and 22)
Subsequent events (note 23)

The accompanying notes are an integral part of the consolidated financial statements

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended August 31, 1999, 2000 and 2001

	1999	2000	2001
	(Expressed In Thousands Of Canadian Dollars Except Per Share Information)
	(restated—note 3(b))	(restated—note 3(b))
Revenue	$51,547	$35,438	$55,399
Expenses:
Amortization of television programming and Production costs (note 3(b))	43,179	31,144	57,612
Other costs of production and sales	2,905	2,157	1,755
Other amortization	484	809	1,106
Selling, general and administrative	3,049	3,668	4,521
Interest (note 14)	1,188	935	1,937

	50,805	38,713	66,931

Earnings (loss) from operations before undernoted	742	(3,275)	(11,532)
Gain on sale of assets (note 9)	360	272	233
Loss on write-down of assets (note 7)	—	—	(2,665)

	360	272	(2,432)

Earnings (loss) before income taxes	1,102	(3,003)	(13,964)
Income tax expense (note 11)	631	265	316

Net earnings (loss)	$471	$(3,268)	$(14,280)

Basic net earnings (loss) per common share (note 15)	$0.15	$(0.86)	$(3.71)

Fully diluted earnings (loss) per common share (note 15)	$0.15	$(0.86)	$(3.71)

The accompanying notes are an integral part of the consolidated financial statements

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF DEFICIT
For the Years Ended August 31, 1999, 2000 and 2001

	1999	2000	2001
	(Expressed in thousands of Canadian dollars)
	(restated — note 3(b))	(restated — note 3(b))
Balance, beginning of year, as previously reported	$(8,445)	$(6,592)	$(5,780)
Adjustment to reflect change in accounting for film costs (note 3(b))	(5,274)	(6,656)	(10,736)

Balance, beginning of year, as restated	(13,719)	(13,248)	(16,516)
Net earnings (loss) for the year	471	(3,268)	(14,280)

Balance, end of year	$(13,248)	$(16,516)	$(30,796)

The accompanying notes are an integral part of the consolidated financial statements

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended August 31, 1999, 2000 and 2001

	1999	2000	2001
	(Expressed in thousands of Canadian dollars)
	(restated — note 3(b))	(restated — note 3(b))
Operating activities:
Net earnings (loss)	$471	$(3,268)	$(14,280)
Items not involving cash:
Amortization of television programming (note 3(b))	42,518	31,144	50,970
Other amortization	484	809	1,106
Interest on debt discount	96	48	221
Future income taxes	1,019	(124)	—
Loss (gain) on sale of assets	(361)	290	(233)
Loss on write-down of assets (note 7)	—	—	2,665
Other	7	—	—
Investment in television programming	(44,231)	(31,599)	(52,077)
Changes in non-cash operating working capital (note 16)	(3,759)	(1,544)	(1,105)

	(3,756)	(4,244)	(12,733)

Investing activities:
Increase in deferred costs	(243)	(998)	(142)
Increase in goodwill and trademarks	(12)	(39)	(17)
Property and equipment acquired	(270)	(589)	(178)
Proceeds on sale of assets, net (note 9)	626	—	—
Acquisition of assets (note 10)	—	(477)	—

	101	(2,103)	(337)

Financing activities:
Issue of common shares, net	3,473	191	196
Increase (repayments) in loans due to directors and shareholders	(386)	350	—
Increase (decrease) in bank indebtedness	4,282	(1,135)	12,650
Increase in debt	1,200	7,817	—
Repayment of debt	(2,335)	(872)	(258)

	6,234	6,351	12,588

Increase (decrease) in cash and cash equivalents	2,579	4	(482)
Cash and cash equivalents, beginning of year	1,876	4,455	4,459

Cash and cash equivalents, end of year	$4,455	$4,459	$3,977

Supplementary information:
Interest paid (net of amounts capitalized)	$1,142	$787	$1,217
Income taxes paid	12	505	12
Non-cash transactions:
Property sold through decrease in long-term debt and increase in accounts receivable (note 9)	2,467	—	—
Value assigned to common shares issued:
For acquisition of Peace Arch Productions Inc. (note 7)	803	—	—

The accompanying notes are an integral part of the consolidated financial statements

PEACE ARCH ENTERTAINMENT GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

1. Operations

        Based in Vancouver, British Columbia, Canada, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the "Company") is a fully integrated company that creates, develops, produces and distributes film, television and video programming for world-wide markets.

2. Future Operations

        These consolidated financial statements have been prepared on the going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations or, in the absence of adequate cash flows from operations, obtaining additional financing. Management continues to review operations in order to identify additional strategies, including obtaining future sales contracts, designed to generate cash flow, improve the Company's financial position, and enable the timely discharge of the Company's obligations. If management is unable to identify sources of additional cash flow in the short term, it may be required to reduce or limit operations.

        As at August 31, 2001, the Company was in violation of certain covenants with respect to its debt and subsequent to year end, entered into an amended debt agreement as described in note 23(a). Accordingly, at December 19, 2001 the Company was in compliance with the revised covenants contained in the amended agreement. The Company believes it will remain in compliance with the financial covenants of the renewed debt throughout 2002. There can be no assurances that the covenants will be met, and future violation of the covenants could result in a requirement to immediately repay the debt.

3. Significant Accounting Policies

  (a) Basis of Presentation

        The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in Canada and, except as explained and quantified in note 21, comply, in all material respects, with generally accepted accounting principles in the United States.

        These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany balances and transactions have been eliminated.

  (b) Change in Accounting Policy

        In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 00-2 ("SOP 00-2"), "Accounting by Producers or Distributors of Films". SOP 00-2 supercedes Statement of Financial Accounting Standards No. 53, "Financial Reporting by Producers and Distributors of Motion Picture Films" establishing new accounting standards on revenue recognition, capitalization and amortization of film costs, accounting for exploitation costs, including advertising and marketing expenses, and presentation and disclosure of related information in financial statements.

        The Company has elected to early adopt SOP 00-2 commencing with its year ended August 31, 2001 and has applied the change retroactively. Prior years' financial statements have been restated accordingly. The effects of the change in accounting policy on the statement of operations for the years ended 1999, 2000, and 2001 are as follows:

          (i)    Amortization of television programming increased by $2,883,000, $4,833,000 and $2,055,000, respectively.

          (ii)  Net earnings decreased by $1,382,000, $4,080,000, and $2,055,000 (net of income taxes of $1,501,000, $753,000 and nil), respectively.

          (iii)  Net earnings (loss) per share decreased by $0.45, $1.07 and $0.53, respectively.

        Cash outflows incurred to acquire or produce films are now required to be shown under Operating Activities on the Statement of Cash Flows. These items were previously disclosed as a component of cash flows from Investing Activities.

  (c) Revenue Recognition

          (i)    Revenues from television programming are recognized only when persuasive evidence of a sale or licensing arrangement with a customer exists, the film is complete and has been delivered or is available for immediate and unconditional delivery, the license period has commenced, the arrangement fee is fixed or determinable, collection of the arrangement fee is reasonably assured, and other conditions as specified in the respective agreements have been met.

          (ii)  Revenues from production services for third parties are recognized when the production is completed and delivered. All associated production costs are deferred and charged against earnings when the film is delivered and the revenue recognized.

          (iii)  Cash received in advance of meeting the revenue recognition criteria described above is recorded as deferred revenue.

  (d) Cash Equivalents

        Cash equivalents include highly liquid investments with terms to maturity of 90 days or less when purchased.

  (e) Investment in Television Programming and Productions in Progress

        Investment in television programming represents the unamortized cost of completed proprietary television programs (net of related tax credits received or receivable) which have been produced by the Company or to which the Company has acquired distribution rights. Productions in progress represent the costs of incomplete programs and are carried at the lower of cost and estimated fair value.

        For episodic television series, capitalized costs are limited to the amount of revenue contracted for each episode until estimates of secondary market revenue can be established. Costs in excess of this limitation are expensed as incurred.

        Participation and exploitation costs are capitalized when they are likely to be incurred and can be reasonably determined.

        The Company records amortization based on the ratio that current revenues bear to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. Investment in television programming is recorded at the lower of remaining unamortized film costs and estimated fair value, determined on an individual program basis.

        Estimates of ultimate revenue to be received in respect of a particular film includes revenue from a market or territory only when persuasive evidence exists that such revenue will occur, or the Company has a history of earning such revenue in the market or territory.

  (f) Property and Equipment

        Property and equipment are stated at cost and amortized on the following basis:

Buildings	5% declining balance
Computers, furniture and equipment	20% declining balance
Production equipment	20% declining balance
Other	2-5 year straight line

        Equipment under capital lease is amortized using the above rates.

  (g) Deferred Costs

        Deferred costs represent financing costs, which are recognized over the term of the related financing, and development costs incurred on projects prior to production. Upon commencement of production, the development costs are reclassified to productions in progress. Development costs are written off when it is determined that they will not be recovered, normally within three years of the first capitalized transaction for each project not yet set for production.

  (h) Goodwill

        Goodwill is amortized on a straight line basis over 10 years. Management performs annual assessments to determine whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. When the future cash flows are less than the carrying value, the excess is charged against income.

  (i) Government Assistance

        The Company has access to several government programs that are designed to assist film and television production in Canada. Amounts received in respect of government programs are recorded as revenue in accordance with the Company's revenue recognition policy for completed film and television programs. Refundable tax credits are recorded as a reduction of the cost of related films as described in note 3(e).

  (j) Income Taxes

        Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

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

  (l) Net Earnings (Loss) per Common Share

        Net earnings (loss) per common share is calculated by dividing the net earnings (loss) attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period.

        Fully diluted earnings (loss) per common share is computed similar to basic net earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise or conversion of stock options, warrants, and convertible securities, if dilutive. The imputed interest on cash proceeds to be received on exercise of the dilutive securities is added to net earnings (loss) for the year.

  (m) Stock-Based Compensation

        The Company accounts for stock-based compensation granted to certain directors, employees, and service providers in exchange for services rendered using the intrinsic value method set out in APB Opinion No. 25. Under this method, compensation expense is recorded on the date of grant only if the then current market price of the underlying stock exceeds the exercise price. As the Company's policy is to grant options and warrants with the exercise prices equal to the market price of the underlying stock on the date of grant, no expense is typically recognized for these type of awards.

  (n) Comparative Figures

        Certain comparative figures have been restated to conform to the basis of presentation adopted for the current year.

  (o) Use of Estimates

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

        Investments in television programming are carried at the lesser of unamortized capitalized cost and estimated fair value determined on a film-by-film basis. Future changes in general economic conditions, market preferences and other factors may result in the carrying value of a particular film becoming impaired as management revises its estimates of the ultimate revenue to be received in respect of each film.

        Productions in progress, goodwill and tax credits receivable are asset accounts that also require significant use of management estimates to determine recoverability.

4. Accounts Receivable

	2000	2001
Trade receivables	$6,011	$4,448
Tax credits receivable	10,207	23,729
Income taxes recoverable	225	26

	$16,443	$28,203

        Tax credits receivable are federal and provincial refundable tax credits related to specific film productions in Canada. The credits are recorded as a reduction to the related investment in television programming in the period in which the related production is completed and then amortized in accordance with note 3(e). All amounts are subject to final determination by the relevant tax authorities. During the year, tax credits aggregating $13,538,134 were recorded (2000—$7,814,639).

5. Investment in Television Programming

	2000		2001
	(restated—note3(b))
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Television movies	$6,895	$5,973	$7,910	$6,376
Television series	113,864	112,226	164,926	162,793

	120,759	118,199	172,836	169,169

Net book value		$2,560		$3,667

        Investment in television programming is expected to be amortized not less than 80% within the next three years. The portion that is expected to be amortized during the next year is $2,141,000.

        As at August 31, 2001, the Company has no accrued participation costs that it expects to pay in the next year.

6. Property and Equipment

	2000		2001
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Land	$5,203	$—	$5,203	$—
Buildings	1,286	182	1,383	249
Computers, furniture and equipment	413	270	488	322
Production equipment	1,350	679	1,352	799
Equipment under capital lease	325	54	325	108
Other	29	24	38	34

	8,606	1,209	8,789	1,512

Net book value		$7,397		$7,277

7. Goodwill and Trademarks

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

        The Company recorded additional goodwill at the time the performance shares were releasable from escrow. During the year ended August 31, 1998, 200,000 of the performance shares were released from escrow, resulting in an increase in purchase goodwill and share capital of $1,980,000. During the year ended August 31, 1999, the remaining 150,000 performance shares were earned and additional purchase goodwill and share capital in the amount of $802,500 was recorded. On September 28, 1999, the remaining shares were released from escrow.

        During the year ended August 31, 2001, the Company wrote off the remaining unamortized cost of goodwill of $2,665,000 related to its 1996 acquisition of Peace Arch Productions Inc. (formerly Sugar Entertainment Ltd.) in accordance with Company policy as described in note 3(h).

8. Bank Indebtedness

        Bank indebtedness is drawn under a credit facility of up to $29.5 million (August 31, 2000—$25 million) for production financing and is comprised of demand loans bearing interest at prime plus 1% per annum with monthly payments of interest only withdrawn from reserves held by the bank. As at August 31, 2001, the prime rate was 5.75% (August 31, 2000—7.50%). The loans are secured by the refundable tax credits and distribution rights of the film properties to which the loans relate and a general security agreement.

9. Deferred Gain

        In August 1999, the Company sold one of its three properties for gross proceeds of $3,265,000. As consideration, the Company received cash in the amount of $550,000 and a note in the amount of $817,295 bearing interest at 12% per annum. The principal was due and repaid in the year ended August 31, 2000. The gain on the sale in excess of the present value of the minimum lease payments, being $284,528, was realized in 1999. The remaining amount of $513,493 was deferred and amortized over the two year minimum lease term.

        As at August 31, 2001, the deferred gain has been fully amortized.

10. Acquisition of MVP Movie Vista Productions Inc.

        Effective August 31, 2000, the Company acquired 100% of the issued and outstanding shares of MVP Movie Vista Productions Inc. for cash consideration of $476,975. Assets acquired included film rights and tax loss carry-forwards valued at $1,566,762. The benefit of the tax loss carry-forwards has not been reflected in the financial statements.

11. Future Income Taxes

        Temporary differences give rise to the following future income tax assets and liabilities at August 31:

	2000	2001
	(restated—note 3(b))
Future income tax assets:
Property and equipment	$64	$119
Share issue costs	503	298
Investment in television programming	2,714	278
Deferred gain	80	2
Other	75	112
Losses available for future periods	2,227	9,110

Gross future tax assets	5,663	9,919
Valuation allowance	(5,464)	(9,851)

Net future income tax assets	199	68
Future income tax liabilities:
Property and equipment	(156)	(68)
Investment in television programming	—	—
Other	(43)	—

	$—	$—

        At August 31, 2001 the Company has approximately $23,007,000 in non-capital losses available for deduction against taxable income in future years. These losses expire as follows:

2002	$808
2003	265
2004	374
2005	919
2006	1,358
2007	1,335
2008	17,948

$23,007

        The differences between the effective tax rate reflected in the provision for income taxes and the Canadian statutory income tax rate are as follows:

	Years ended August 31,
	1999	2000	2001
Corporate statutory income tax rate	45.6%	(45.6)%	(45.0)%
Add (deduct) the effect of:
Utilization of previously unrecognized tax losses	(18.1)	(7.4)	(0.4)
Expenses not deductible for income tax purposes	46.6	13.5	2.4
Change in valuation allowance on future tax assets	(16.8)	48.3	45.3

Effective tax rate	57.3%	8.8%	2.3%

12. Debt

		2000	2001
(i)	Mortgage due Nov 1, 2001 bearing interest at 7.55% per annum with aggregate monthly payments of principal and interest of $9, secured by a first mortgage on property.	$897	$863
(ii)	Mortgage due March 1, 2002 bearing interest at 7.95% per annum with aggregate monthly payments of principal and interest of $25, secured by a first mortgage on property.	2,519	2,392
(iii)	Loans to purchase equipment, bearing interest at an average annual rate of the bank rate plus 2.0% secured by the equipment acquired.	14	—
(iv)	Debentures having a face value of $7,900 (recorded net of $322 deemed debt discount) bearing interest at 14% per annum, payable quarterly, and 4% interest compounded quarterly, payable at maturity. The debt is secured by a charge on the assets of the Company, and due Feb 16, 2002. With the consent of the Lender, up to 75% of the principal may be extended for a further 18 months (notes 13(c)(ii), 13(c)(iii), and 23(a)).	7,578	7,799
(v)	Capital leases to purchase equipment, bearing interest from 7.2 to 10.2% per annum, secured by the equipment acquired.	244	161

		$11,252	$11,215

        As at August 31, 2001, the Company was in violation of certain financial covenant requirements under the Loan Agreement dated August 16, 2000 in connection with the debentures issued (notes 12(iv) and 23(a)).

        Of the $7,900,000 debt issued (note 12(iv)), $350,000 was to related parties. Included with the issuance were warrants to purchase 210,000 Class A and 27,000 Class B shares at an exercise price of $5.00 per share (note 13(c)(ii)). A value of $331,650 has been attributed to the warrants issued and recorded as debt discount and other paid-in capital. This debt discount is being amortized against income as interest expense over the term of the debentures, and has a current unamortized value of approximately $101,536.

        Also in connection with the debt issue, the Company granted as contingent compensation in the event of an extension at February 16, 2002, warrants to purchase 105,000 Class A and 13,500 Class B shares at an exercise price of $5.00 per share (note 13(c)(ii)). Subsequent to the year end, the

Company entered into a new loan agreement and cancelled 85,205 Class A warrants granted as contingent consideration. The remaining 19,795 Class A warrants and 13,500 Class B warrants were re-priced to $1.20 and expire February 16, 2004 (note 23(a)).

        Principal due in each of the next five fiscal years ending August 31 is approximately as follows:

2002	$11,136
2003	79
2004	—
2005	—
2006	—

$11,215

13. Share Capital

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

	Class A		Class B
	Number of Shares	Amount	Number of Shares	Amount	Total Amount
Balance, August 31, 1998	1,512,965	$13,088	1,512,978	13,090	$26,178
Change during the year:
Tax recovery, prior year share issue costs	—	168	—	168	336
Performance shares released from escrow (note 7)	—	390	—	413	803
Issued for cash on exercise of stock options	5,000	37	5,000	37	74
Issued for cash, pursuant to public offering	—	—	750,000	5,601	5,601
Less share issue costs	—	(1)	—	(1,513)	(1,514)

Balance, August 31, 1999	1,517,965	13,682	2,267,978	17,796	31,478
Change during the year:
Issued for cash on exercise of stock options	—	—	36,800	202	202
Converted	(130,174)	(1,173)	130,175	1,173	—
Less share issue costs, net of tax benefit	—	29	—	(35)	(6)

Balance, August 31, 2000	1,387,791	12,538	2,434,953	19,136	31,674
Change during the year:
Issued for cash on exercise of stock options	—	—	65,100	196	196
Converted	(281,916)	(2,611)	281,916	2,611	—
Less share issue costs, net of tax benefit	—	63	—	(63)	—

Balance, August 31, 2001	1,105,875	$9,990	2,781,969	$21,880	$31,870

        Shares issued for non-cash consideration have been valued at their estimated fair value at the date of issuance.

  (b) Options

        In 1997, the Company adopted a stock option plan (the "Plan") pursuant to which the Company's Board of Directors may grant stock options to officers and key employees. The Plan authorizes grants of options to purchase up to 115,950 Class A and 650,000 Class B shares authorized but unissued common stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have terms between three and five years and vest and become fully exercisable immediately or up to 21 months.

        As at August 31, 2001, the following stock options were outstanding.

		Options Outstanding		Options Exercisable
Expiry Date	Exercise Price Per Share
		Class A	Class B	Class A	Class B
January 24, 2001	$11.20	—	—	—	—
March 29, 2001	14.00	—	—	—	—
May 9, 2001	19.40	—	—	—	—
October 15, 2001	13.50	750	750	750	750
June 2, 2002	13.00	15,575	15,575	15,575	15,575
January 13, 2003	5.50	—	116,800	—	116,800
February 2, 2003	US 5.00	—	57,000	—	57,000
February 2, 2003	US 6.00	—	—	—	—
February 2, 2003	US 7.00	—	—	—	—
March 23, 2003	9.50	45,500	45,500	45,500	45,500
July 27, 2003	5.00	—	48,500	—	48,500
November 19, 2003	7.50	2,800	2,800	2,800	2,800
December 21, 2003	3.00	—	25,000	—	25,000
February 1, 2004	11.25	—	—	—	—
February 16, 2004	9.50	10,000	10,000	10,000	10,000
March 29, 2004	3.35	—	25,000	—	25,000
April 9, 2004	3.60	—	20,000	—	13,333
April 12, 2004	3.60	—	142,500	—	142,500
July 24, 2004	4.75	—	22,000	—	22,000

		74,625	531,425	74,625	524,758

Weighted average remaining contractual life		1.50 years	2.00 years	1.50 years	2.00 years

	Class A		Class B
	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price
Balance, August 31, 1998	151,325	11.37	151,325	11.37
Granted	32,500	8.79	32,500	8.79
Exercised	(5,500)	(8.00)	(5,500)	(8.00)
Expired or cancelled	(19,975)	(10.11)	(19,975)	(10.11)

Balance, August 31, 1999	158,350	11.11	158,350	11.11
Granted	—	—	346,570	6.08
Exercised	—	—	(36,800)	(5.50)
Expired or cancelled	(31,900)	(10.90)	(61,850)	(8.54)

Balance, August 31, 2000	126,450	11.17	406,270	7.72
Granted	—	—	302,600	3.49
Exercised	—	—	(65,100)	(3.00)
Expired or cancelled	(51,825)	(12.57)	(112,345)	(9.70)

Balance, August 31, 2001	74,625	10.20	531,425	5.47

        At August 31, 2001, a total of 599,383 options were exercisable (August 31, 2000—467,071; August 31, 1999—215,866) at a weighted average exercise price of $6.08 (August 31, 2000—$8.79; August 31, 1999—$11.89).

  (c) Warrants

          (i)    In 1999, 750,000 Class B shares were issued by way of public offering. In connection with the public offering, the Company granted as compensation a warrant to purchase up to 75,000 Class B shares at an exercise price of $US 6.75 per share. The warrant is exercisable for a period of four years beginning one year after August 3, 1999, and may not be transferred, assigned or hypothecated for a period of one year, except to officers of the underwriter and any successors to the underwriter.

          (ii)  In connection with the debentures issued in 2000 (note 12(iv)), the Company issued share purchase warrants to purchase an aggregate 210,000 Class A shares and 27,000 Class B shares, all at an exercise price of $5.00 per share, exercisable for a period of 42 months from August 16, 2000.

          The Company agreed to grant additional warrants to purchase 105,000 Class A shares and 13,500 Class B shares, at an exercise price of $5.00 per share, in the event that an extension is granted at maturity. In the event of an extension, the warrants will expire February 16, 2004.

          (iii)  During the year, in connection with the debentures issued in 2000 (note 12 (iv)), the Company granted as consideration to the debentureholders for a release of certain security interests warrants to purchase up to 100,000 Class B shares at an exercise price of $5.30 per share. The warrants are exercisable for a period of six months following the due date of the debenture on February 16, 2002. As the warrants were granted at an exercise price equal to the market value of Company's shares on the date of grant, no expense has been recorded.

          (iv)  Also during the year, the Company granted as partial compensation to retain an investment banker as its financial advisor a warrant to purchase up to 100,000 Class B shares at an exercise price of $US 2.72, exercisable to April 16, 2006. As the warrants were granted at an exercise price equal to the market value of Company's shares on the date of grant, no compensation expense has been recorded.

        For each of the periods presented, warrants were outstanding to acquire common shares as indicated in the table. For 1999, the number of shares shown in the following table represent 1/2 Class A shares and 1/2 Class B shares.

				2001
Expiry Date	Exercise Price Per Share
		1999	2000	Class A	Class B
October 21, 2000	$6.25	100,000	100,000	—	—
August 16, 2002	5.30	—	—	—	100,000
February 16, 2004	5.00	—	237,000	210,000	27,000
August 3, 2004	US 6.75	—	75,000	—	75,000
April 16, 2006	US 2.72	—	—	—	100,000

		100,000	412,000	210,000	302,000

  (d) Dividends

        Covenants attached to the debentures limit the Company's ability to pay dividends without the approval of the lenders.

14. Interest Expense

	Years ended August 31,
	1999	2000	2001
Interest expense:
Long-term debt	$727	$417	$1,928
Other	461	518	9
Interest capitalized	240	82	1,066

15. Net Earnings (Loss) Per Common Share

        Net earnings (loss) per common share has been calculated by dividing into net earnings (loss) the weighted average number of common shares outstanding, including issued shares held in escrow, after giving retroactive effect to the share consolidation and reclassification on July 20, 1999 (note 13(a)). The weighted average number of shares outstanding for each of the years presented is as follows:

	Years ended August 31,
	1999	2000	2001
Basic	3,083,121	3,806,292	3,843,929
Fully diluted	3,093,600	3,806,292	3,843,929

16. Changes in Non-Cash Operating Working Capital

	Years ended August 31,
	1999	2000	2001
Accounts receivable	$(8,848)	$3,458	$(11,760)
Productions in progress	8,460	(12,191)	12,598
Prepaid expenses and deposits	75	(590)	423
Accounts payable and accrued liabilities	3,343	3,421	2,781
Deferred revenue	(6,789)	4,358	(5,147)

	$(3,759)	$(1,544)	$(1,105)

17. Government Assistance

        During the year ended August 31, 2001, the Company received $1,369,470 (2000—$1,369,471; 1999—nil) in production assistance and $2,350,000 (2000—$100,000; 1999—nil) in equity participation from government sources. The production assistance is not repayable and the equity participation is repayable from distribution revenues in respect of which the financing was made.

        Deferred revenue as at August 31, 2001 includes nil (2000—$1,369,471; 1999—nil) in production assistance and nil (2000—$100,000; 1999—nil) in equity participation obtained from government sources during the year.

18. Related Party Transactions

        Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

	Years ended August 31,
	1999	2000	2001
Production fees paid to a director of the Company	$1,956	$—	—
Consulting fees paid to companies owned by officers and directors of the Company.	$70	$—	—

19. Financial Instruments

  (a) Fair Values

        As at August 31, 2001, 2000 and 1999, the Company's financial instruments included cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and amounts due to directors and shareholders. As at these dates, the carrying value of these financial instruments approximated their fair value due to their ability for prompt liquidation or short term to maturity, with the exception of tax credits and short-term notes included in accounts receivable, which are receivable over a period of up to two years. As at August 31, 2001, the fair value of tax credits receivable is estimated to be $22,643,065 (August 31, 2000—$9,638,185) based on discounted cash flows to the expected timing of receipt of the tax credits.

        Also included as a financial instrument is long-term debt consisting of mortgages, demand loans and debentures. The fair value of long-term debt has been estimated to approximate carrying value based upon discounting future cash flows at the rate currently offered for debt that is estimated by management to be of similar maturity and credit quality.

  (b) Concentration of Credit Risk

        Although all of its revenue is generated from production in Canada, the Company derived over 77% (2000—84%, 1999—85%) of its revenues from export sales to the U.S. and Europe.

        In the year ended August 31, 2001, two customers represented 19% each, a third represented 16%, a fourth represented 11%, a fifth represented 9%, a sixth represented 7%, and two represented 5% of total revenues.

        In the year ended August 31, 2000, one customer represented 48%, a second represented 21%, a third represented 13%, and a fourth represented 7% of total revenues.

        In the year ended August 31, 1999, one customer represented 36%, two customers represented 14% each, and a fourth customer represented 14% of total revenues.

        At August 31, 2001, approximately 84% (August 31, 2000 - 62%) of accounts receivable was comprised of refundable federal and provincial tax credits. These credits are subject to audit by the appropriate regulatory authorities.

  (c) Currency Risk

        During the year ended August 31, 2001 the Company derived approximately 59% (2000—41%; 1999—74%) of its revenues in U.S. funds. The Company estimates its obligations payable in U.S. funds and converts all U.S. funds in excess of these obligations into Canadian currency as they are received. The Company earns revenue in foreign currencies and employs from time to time derivative instruments to reduce its exposure to foreign currency risk.

  (d) Interest Rate Risk

        The Company's exposure to interest rate risk is limited to the cash flow risk associated with variable rate debt as disclosed in notes 8 and 12.

20. Segmented Information

        The Company manages its operations in two business segments: production services for projects in which the Company does not hold a financial interest in a film or video program, and proprietary programming which is programming the Company owns or in which it holds a financial interest. The Company operates only in Canada, although its programs are distributed throughout the world (note 19(b)). Selected information for the Company's operating segments, net of inter-company amounts, is as follows:

	Production Services	Proprietary Programming	Other	Total
1999
Revenue	$3,765	$47,298	$484	$51,547
Gross profits	1,220	4,089	154	5,463
Total assets	1,597	37,471	1,638	40,706
2000
Revenue	$2,853	$31,723	$862	$35,438
Gross profits	696	579	862	2,137
Total assets	1,553	49,678	109	51,340
2001
Revenue	$9,017	$45,860	$522	$55,399
Gross profits	620	(5,110)	522	(3,968)
Total assets	10,349	35,354	1,567	47,270

        Gross profits are comprised of revenue less amortization of television programming, production costs, and other costs of production and sales.

        In 2001 and 2000, revenues from other business include interest earned on short term investments and government assistance. In 1999 revenues from other business were mainly attributable to the rental of production assets.

21. United States Generally Accepted Accounting Principles

        These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects with accounting principles generally accepted in the United States ("US GAAP"). Material differences to these consolidated financial statements are as follows:

  (a) Earnings Per Share:

        Under US GAAP, shares that are contingently returnable to treasury are excluded from the weighted average number of shares outstanding for purposes of the calculation of basic earnings per share for all periods prior to the period in which the contingency is resolved and the shares are released from escrow. They would be included in diluted earnings per share prior to release under certain limited circumstances (see note 7).

        In addition, under US GAAP the weighted average number of shares used in the calculation of diluted earnings per share would be calculated by the treasury stock method whereby it is assumed that proceeds received by the Company from the exercise of dilutive securities are used to repurchase outstanding shares in the market.

        The effect of these items would be to reduce the weighted average number of shares outstanding to:

	Years ended August 31,
	1999	2000	2001
Basic	2,935,202	3,794,714	3,843,929
Diluted	2,954,319	3,808,430	3,843,929

  (b) Application of US GAAP:

          (i)    As described in note 9, for Canadian accounting purposes, during the year ended August 31, 1999, the Company recognized a partial gain on the sale of real estate. For US GAAP purposes, no gain is recognized due to the existence of a note receivable. Under US GAAP, this transaction would be accounted for using the finance method.

          (ii)  As discussed in note 3(b), the Company has changed its accounting policy for accounting for film costs. For Canadian accounting purposes, changes in accounting policy are applied retroactively with the prior years' financial statements restated accordingly. For US GAAP purposes, changes in accounting policy are applied prospectively with a cumulative adjustment to the current year's financial statements.

          (iii)  As described in note 13(c)(iv), the Company granted warrants to retain an investment banker as its financial advisor. As discussed in note 3(m), for Canadian accounting purposes, the Company accounted for these warrants using the intrinsic value method and did not record an adjustment for compensation expense. For US GAAP purposes, compensation expense would be recorded based on the fair value of the warrants at the date of grant.

        The effect of these differences on net earnings (loss) and earnings (loss) per share (calculated by reference to the weighted average number of shares outstanding) under US GAAP would be as follows:

	Years ended August 31,
	1999	2000	2001
Net earnings (loss), Canadian GAAP	$471	$(3,268)	$(14,280)
Gain on sale of asset, net of income tax (note 21(b)(i))	(187)	187	—
Adjustment to reflect change in accounting for film costs, net of income tax (note 21(b)(ii))	1,382	4,080	—
Stock compensation expense to service providers (note 21(b)(iii))	—	—	(24)

Net earnings (loss) before cumulative adjustment to reflect change in accounting for films costs, US GAAP	1,666	999	(14,304)
Cumulative adjustment to reflect change in accounting for film costs (note 21(b)(ii))	—	—	(10,736)

Net earnings (loss), US GAAP	$1,666	$999	$(25,040)

        Basic net earnings (loss) per share, US GAAP:

	Years ended August 31,
	1999	2000	2001
Net earnings (loss) before cumulative adjustment to reflect change in accounting for films costs, US GAAP	$0.56	$0.26	$(3.72)
Cumulative adjustment to reflect change in accounting for film costs	—	—	(2.79)

Net earnings (loss), US GAAP	$0.56	$0.26	$(6.51)

        Diluted net earnings (loss) per share, US GAAP:

	Years ended August 31,
	1999	2000	2001
Net earnings (loss) before cumulative adjustment to reflect change in accounting for films costs, US GAAP	$0.56	$0.26	$(3.72)
Cumulative adjustment to reflect change in accounting for film costs	—	—	(2.79)

Net earnings (loss), US GAAP	$0.56	$0.26	$(6.51)

        Under US GAAP, total assets and shareholders' equity would be:

	Years ended August 31,
	1999	2000	2001
Total assets	$51,330	$64,330	$47,270
Shareholders' equity	25,539	27,065	1,541

  (c) Stock-Based Compensation

        As described in notes 13(b) and 13(c)(iv), the Company has granted stock options and warrants to certain directors, employees, and service providers. These options and warrants are granted for services provided to the Company. For US GAAP purposes, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires that an enterprise recognize or, at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation cost on awards to employees by the intrinsic value basis set out in APB Opinion No. 25. As options and warrants are granted at exercise prices based on the market value of the Company's shares at the date of grant, no adjustment for compensation expense is required.

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

        The calculations applied have assumed that the expected life of all options granted equals 60% of the maximum term. Based on actual experience, no dividends will be paid, and expected average volatility and risk free interest rates are:

	Years ended August 31,
	1999	2000	2001
Volatility %	43	57	104
Risk free interest rate %	4.86	6.38	4.40

        Unaudited pro forma information with respect to impact of the fair value of stock options at the date of grant on reported loss for the periods presented is as follows:

	Years ended August 31,
	1999	2000	2001
Earnings (loss), US GAAP	$1,666	$999	$(25,040)
Stock compensation expense	(403)	(753)	(589)

Pro forma earnings (loss), US GAAP	$1,263	$246	$(25,629)

Pro forma basic earnings (loss) per share, US GAAP	$0.43	$0.06	$(6.67)

        The per share weighted average fair value of stock options granted during 2001 was $3.58 (2000—$5.78; 1999—$7.96) on the date of grant using the Black Scholes option-pricing model with the assumptions reported above.

  (d) Supplementary Information—Allowance for Doubtful Accounts:

        Accounts receivable is disclosed net of allowance for doubtful accounts. Changes in the allowance for each of the periods presented are as follows:

	Years ended August 31,
	1999	2000	2001
Balance, beginning of period	$316	$304	$66
Charges to expenses:
Expensed	37	25	911
Recovered/written-off	(49)	(263)	(927)

Balance, end of period	$304	$66	$50

22. Contingency

        The Company has guaranteed a loan to a maximum of US$2,074,750 on behalf of a co-production partner. As at August 31, 2001, the amount of the outstanding related debt was US$2,016,317.

23. Subsequent Events

        (a)  Subsequent to August 31, 2001, the debentureholders granted the Company a forbearance expiring November 30, 2001 (note 2).

        On September 12, 2001 and October 15, 2001, the Company repaid $750,000 and $1,462,838 (note 23(c)), respectively, of the outstanding debentures. On December 17, 2001, the Company repaid a further $1,200,000 of the outstanding debentures under the amended Loan Agreement.

        On November 30, 2001 the Loan Agreement was amended to extend the maturity date to December 31, 2002. Under the amendment, with the exception of an aggregate $251,963 of debentures due to officers of the Company, the interest rate was increased to 36% per annum, compounded monthly, and payable monthly. In addition, the financial covenants were amended December 19, 2001 to provide that the Company is no longer in violation as at December 19, 2001. No principal payments are due within the next year.

        In connection with the amendment to the Loan Agreement, the Company granted as consideration to the debentureholders, warrants to purchase up to 230,000 Class B shares at an exercise price of $1.20 exercisable to June 30, 2003. Also in connection with the amendment, the Company canceled 85,205 Class A warrants and re-priced to $1.20 per share from $5.00 per share the remaining 19,795 Class A warrants and 13,500 Class B warrants originally granted as contingent consideration in the event of an extension of the original Loan Agreement at February 16, 2002 (notes 12 and 13(c)(ii)). As a result of the amendment to the Loan Agreement, the re-priced warrants vested immediately and will expire February 16, 2004.

        (b)  Subsequent to the year end, the Company converted $6,626,297 of accounts payable due to an unsecured creditor into a three year loan bearing interest at 10% per annum and payable monthly. The loan is secured by a general charge on the assets of the Company and a specific charge on copyright for certain of the Company's television programs. Principal payments of $750,000 are due within the next year.

        (c)  Subsequent to the year end, the Company sold two of its real estate properties:

          (i)    The first property sold for a gain of $109,170. Net proceeds from the sale of $2,327,963 were used to repay the balance of the mortgage due on November 1, 2001 in the amount of $865,125 (note 12(i)) and a portion of the outstanding debentures in the amount of $1,462,838 (note 23(a)).

          (ii)  The Company has entered into an agreement to sell the second property for $4,720,000 for a gain of $738,000. The closing date of the sale is January 7, 2002.

ITEM 18. FINANCIAL STATEMENTS

        We have elected to provide financial statements pursuant to Item #17.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Special Resolution of Vidatron Enterprises Ltd., filed May 1, 1990, cancelling previous Articles of Vidatron Enterprises Ltd. and substituting new Articles of Vidatron Enterprises Ltd. (1)
1.2	Certificate and Special Resolution Vidatron Enterprises Ltd., filed February 13, 1992 (1)
1.3	Certificate of Change of Name and Special Resolution of The Vidatron Group Inc., filed February 5, 1997. (1)
1.4	Special Resolution Amending the Memorandum and Articles of the Company adopted February 16, 1999 (1)
1.5	Special Resolutions Amending the Memorandum and Articles of Vidatron Entertainment Group Inc. adopted July 14, 1999. (1)
2.1	Loan Agreement dated August 16, 2000 with BCMC Capital Limited Partnership, BCMC Capital II Limited Partnership, Business Development Bank of Canada, Frank Groff, Timothy Gamble and W.D. Cameron White in the amount of $6,100,000;
2.2	Loan Agreement dated August 25, 2000 with Working Opportunity Fund (EVCC) Ltd. in the amount of $300,000;
2.3	Loan Agreement dated August 25, 2000 with Working Opportunity Fund (EVCC) Ltd. in the amount of $900,000
2.4	Amended and Restated Subscription Agreement dated August 25, 2000 with Working Opportunity Fund (EVCC) Ltd. in the amount of $600,000;
2.5	Loan Agreement dated November 20, 2001 with FremantltMedia Enterprises Ltd. in the amount of $6,626,297;
2.6	Amending Loan Agreement dated November 30, 2001 with Working Opportunity Fund (EVCC) Ltd.
4.1	Employment Agreement dated March 27, 2001 with Juliet Jones;
4.2	Employment Agreement, dated April 3, 2001 with Garth Albright;
4.3	Employment Agreement, dated August 1, 2000 with Kent Wingerak
4.4	Employment Agreement, dated October 1, 2000 with Blair Reekie
4.5	Employment Agreement, dated October 1, 2000 with Dave Berenbaum
8.1	Schedule of Subsidiaries of the Company
10.1	Amended Share Option Plan dated February 22, 2001

(1)
Incorporated by reference to our registration statement on Form F-1 (Reg. No. 333-10354).

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEACE ARCH ENTERTAINMENT GROUP, INC.
	By:	/s/ JULIET JONES
Juliet Jones, President and Chief Executive Officer
Date: February 22, 2002

QuickLinks

TABLE OF CONTENTS
PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
Selected Consolidated Financial and Operating Data (in thousands, except per share data)
  ITEM 4. INFORMATION ON THE COMPANY
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8. FINANCIAL INFORMATION
  ITEM 9 THE OFFER AND LISTING
Toronto Stock Exchange Stock Trading Activity Stock Trading Activity
  ITEM 10 ADDITIONAL INFORMATION
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13. DEFAULTS UPON SENIOR SECURITIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
  ITEM 15. [RESERVED]
  ITEM 16. [RESERVED]
PART III
  ITEM 17. FINANCIAL STATEMENTS
PEACE ARCH ENTERTAINMENT GROUP INC. CONSOLIDATED BALANCE SHEETS As at August 31, 2000 and 2001
PEACE ARCH ENTERTAINMENT GROUP INC. CONSOLIDATED STATEMENTS OF OPERATIONS For the Years Ended August 31, 1999, 2000 and 2001
PEACE ARCH ENTERTAINMENT GROUP INC. CONSOLIDATED STATEMENTS OF DEFICIT For the Years Ended August 31, 1999, 2000 and 2001
PEACE ARCH ENTERTAINMENT GROUP INC. CONSOLIDATED STATEMENTS OF CASH FLOWS For the Years Ended August 31, 1999, 2000 and 2001
PEACE ARCH ENTERTAINMENT GROUP INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
  ITEM 19. EXHIBITS