Form 20-F
period 2002-08-31
PEACE ARCH ENTERTAINMENT GROUP INC
filed 2003-01-23
CIK 1038367

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

           |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

                [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended: August 31, 2002
                        Commission file number: 001-15131

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

                        Class B Subordinate Voting Shares

The number of outstanding shares of each class of stock of PEACE ARCH ENTERTAINMENT GROUP INC. as of August 31, 2002 was:

1,091,875 Class A Multiple Voting Shares, without par value
2,795,969 Class B Subordinate Voting Shares, without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 X Item 18

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----
                                    PART I

Item 1. Identity of Directors, Senior Management and Advisors....................................................3
Item 2. Offer Statistics and Expected Timetable..................................................................3
Item 3. Key Information..........................................................................................3
Item 4. Information on the Company..............................................................................16
Item 5. Operating and Financial Review and Prospects............................................................28
Item 6. Directors, Senior Management and Employees..............................................................36
Item 7. Major Shareholders and Related Party Transactions.......................................................44
Item 8. Financial Information...................................................................................46
Item 9. The Offer and Listing...................................................................................47
Item 10. Additional Information.................................................................................50
Item 11. Qualitative and Quantitative Disclosures about Risk....................................................56
Item 12. Description of Securities Other than Equity Securities.................................................57

                                     PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies.......................................................58
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds...........................58
Item 15. Controls and Procedures................................................................................58
Item 16. [Reserved].............................................................................................58

                                    PART III

Item 17. Financial Statements...................................................................................59
Item 18. Financial Statements...................................................................................60
Item 19. Exhibits...............................................................................................88


                                     PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

A.   SELECTED FINANCIAL DATA

The consolidated statement of operations and deficit presented below for each of the years in the three-year period ended August 31, 2002 and the consolidated balance sheet data as of August 31, 2001 and 2002, are derived from the audited consolidated financial statements included elsewhere herein. The consolidated statement of operations and deficit for each of the years in the two-year period ended August 31, 1999 and the consolidated balance sheet data as of each of August 31, 2000, 1999 and 1998, are derived from our audited financial statements which are not included or incorporated by reference herein. Each of the financial statements from which the selected consolidated financial data and operating data is derived was prepared in accordance with Canadian GAAP. This selected financial data should be read in conjunction with the audited consolidated financial statements and accompanying notes contained in this annual report.

The selected consolidated financial and operating data set forth below is reported in Canadian dollars. However, for the convenience of the reader, the Canadian dollar statement of operations and deficit data for the year ended August 31, 2002 and the Canadian dollar balance sheet data have been translated to United States dollars using the rate in effect as of August 31, 2002. These translations are not necessarily representative of the amounts that would have been reported if we had historically reported our financial statements in U.S. dollars. In addition, the rates utilized are not necessarily indicative of the rates in effect at any other time or that may be effective in the future.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              YEAR ENDED AUGUST 31,
                                    -----------------------------------------------------------------------
                                          CDN$        CDN$       CDN$       CDN$        CAN$          US$
                                          ----        ----       ----       ----        ----         ----
                                          1998        1999       2000       2001        2002         2002
                                          ----        ----       ----       ----        ----         ----
STATEMENT OF OPERATIONS DATA:
Canadian GAAP
Revenue............................     $ 32,407    $ 51,273    $34,663    $ 54,900    $ 6,494      $ 4,167
Expenses
  Amortization of programming......       27,234      43,179     31,144      57,612      6,639        4,260
  Other costs of production and
    Sales..........................        3,577       2,905      2,157       1,755        615          394
  Selling, general and administra-
    tion expense...................        2,201       3,049      3,668       4,521      3,101        1,990
   Bad debt                                   --          --         --          --      1,675        1,074
  Other............................          376         484        781         748        476          305
                                        --------    --------    -------    --------    -------     --------
Total expenses.....................       33,388      49,617     37,750      64,636     12,506        8,023
                                        --------    --------    -------    --------    -------     --------
Net earnings (loss) from operations.        (981)      1,656     (3,087)     (9,736)    (6,012)      (3,856)
Interest income                               50         274        775         499        597          383
Interest expense                            (589)     (1,188)      (963)     (2,295)    (2,364)      (1,517)
Gain (loss) on sale of capital
assets and other...................           --         360        272         233        176          113
Loss on write-down of assets                  --          --         --      (2,665)      (166)        (107)
Provision (against) limited partner-
  ship revenue interests...........           --          --         --          --         --           --
Income taxes.......................         (297)       (631)      (265)       (316)       748          480
                                        --------    --------    -------    --------    -------      -------
Net earnings (loss)................     $ (1,817)   $    471    $(3,268)   $(14,280)   $(7,021)     $(4,504)
                                        ========    ========    =======    ========    =======      =======


Earnings (loss) per common share
(1)
  Basic............................     $  (0.70)      $0.15     $(0.86)     $(3.71)    $(1.81)      $(1.16)
  Diluted..........................     $  (0.70)      $0.15     $(0.86)     $(3.71)    $(1.81)      $(1.16)
  Weighted average number of
    common shares..................        2,603       3,083      3,795       3,844      3,888        3,888
  Diluted number of common
    shares.........................        2,603       3,094      3,795       3,844      3,888        3,888

OTHER OPERATING DATA:
Cash flows provided by (used in):
  Operating activities.............       (6,226)     (3,756)    (4,244)    (12,733)    20,007       12,835
  Investing activities.............         (632)        101     (2,103)       (337)     5,395        3,461
  Financing activities.............        6,990       6,234      6,351      12,588    (27,411)     (17,588)

EBITDA(2)..........................        3,020       2,414     (1,531)     (8,489)    (4,929)      (3,162)

                                                              YEAR ENDED AUGUST 31,
                                           -----------------------------------------------------------------
                                           CDN$          CDN$        CDN$        CDN$      CAN$          US$
                                           ----          ----        ----        ----      ----          ----
                                           1998          1999        2000        2001      2002          2002
                                           ----          ----        ----        ----      ----          ----
U.S. GAAP(3)
Net earnings (loss), Canadian
   GAAP............................      $(1,817)       $  471     $(3,268)   $(14,280)   $(7,021)     $(4,504)
Compensatory value of transferred
   Shares..........................       (1,224)           --          --          --         --           --
Gain on sale of asset, net of income
   tax.............................           --          (187)        187          --        (53)         (34)
Adjustment to eliminate retroactive
   change in accounting film costs,
   net of income tax...............        3,575         1,382       4,080          --         --           --
Stock compensation expense to
   service providers...............           --            --          --         (24)       (44)         (29)
Additional debt discount - warrants           --            --          --         (60)      (133)         (86)
                                            ----          ----        ----        ----       ----         ----
Net earnings (loss) before
   cumulative adjustment to reflect
   change in accounting for film
   costs, US GAAP..................          534         1,666         999     (14,364)    (7,251)      (4,653)
Cumulative adjustment to reflect
   change in accounting for film
   costs...........................           --            --          --     (10,736)        --           --
                                            ----        ------        ----    --------    -------      -------
Net earnings (loss), US GAAP.......         $534        $1,666        $999    $(25,100)   $(7,251)     $(4,653)
                                            ====        ======        ====    ========    =======      =======

Earnings (loss) per common share(1)
  Basic............................        $0.23         $0.56       $0.26      $(6.53)    $(1.87)      $(1.20)
  Diluted..........................        $0.23         $0.56       $0.26      $(6.53)    $(1.87)      $(1.20)
  Weighted average number of
    common shares..................        2,304         2,935       3,795       3,844      3,888        3,888
  Diluted number of common
    Shares.........................        2,304         2,954       3,808       3,844      3,888        3,888


                                              -------------------------------------------------------------
                                                                     AS OF AUGUST 31,
                                              -------------------------------------------------------------
                                              CDN$       CDN$       CDN$        CDN$       CDN$        US$
                                              ----       ----       ----        ----       ----        ----
                                              1998       1999       2000        2001       2002        2002
                                              ----       ----       ----        ----       ----        ----
BALANCE SHEET DATA:
Cash and marketable securities........      $ 1,876     $ 4,455    $ 4,459     $ 3,977    $ 1,968      $1,263
Accounts and other receivables........       10,235      19,901     16,443      28,203      3,871       2,484
Production costs in progress..........       11,906       3,446     15,637       3,039      1,356         870
Investments in television                                 2,070
  programming, net....................          358                  2,560       3,667      2,332       1,496
Property and equipment, net...........        9,498       7,079      7,397       7,277        842         540
Goodwill and trademarks...............        2,544       3,185      2,913         238         --          --
Total assets..........................       36,913      40,706     51,340     $47,270    $10,763       6,906


Debt financing(4).....................       10,367      11,172     17,049      29,662     11,747       7,537
Deferred revenue......................       10,770       3,980      8,338       3,191      1,197         768
Total liabilities.....................       24,454      22,340     35,715      45,729     16,030      10,286
Shareholders' equity..................       12,459      18,366     15,625       1,541     (5,267)     (3,380)

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

(3) Differences to U.S. GAAP shown above reflect the transfer of 160,000 performance shares to three of our officers and directors in 1998. Under Canadian GAAP, the transfer is a capital transaction outside of Peace Arch and is not accounted for as compensatory to any of the individuals who acquired the shares. For U.S. GAAP purposes only, a compensation expense of Cdn$1.2 million was recorded in the year ended August 31, 1998. In 1999 and 2002 we sold real estate and reported partial gains under Canadian GAAP. The consideration included notes receivable. Under US GAAP these transactions would have been accounted for using the deposit method due to the existence of the notes receivable and the partial gains of Cdn$187,000 in 1999 and Cdn$53,000 in 2002 would not have been realized at that time. In fiscal 2000, under US GAAP, the partial gain would have been realized. In fiscal 2003, under US GAAP, the partial gain of $53,000 will be realized. Commencing with the year ended August 31, 2001, the accounting policy for accounting for film costs was changed and applied retroactively for Canadian GAAP purposes. For U.S. GAAP purposes, changes in accounting policy are applied prospectively with a cumulative adjustment to the current year's financial statements. In each of 2001 and 2002, we granted as compensation to services providers, warrants to purchase up to 100,000 Class B shares. For U.S. GAAP purposes only, a compensation expense of $24,000 in 2001 and $44,000 in 2002 was recorded. In connection with the debentures issued, we issued or repriced share purchase warrants and reported, under US GAAP only, additional amortization of debt discount of $60,000 in 2001 and $133,000 in 2002.

(4) Debt financing shown above includes costs associated with both bank indebtedness and long-term debt.

(5) Certain figures have been reclassified to conform with the presentation adopted in fiscal 2002.

Exchange Rates

Peace Arch Entertainment Group Inc. (together with its subsidiaries, will also be referred to as "Peace Arch" , "Company", "we", "our" or "us") publishes its financial statements in Canadian dollars. In this Annual Report, references to "dollars", "$" or "Cdn$" are to Canadian dollars, unless otherwise specified, reference to "US$" refer to United States dollars. For your convenience, this Annual Report contains translations of certain Canadian dollar amounts into United States dollars at specified rates. These translations should not be read as representations that the Canadian dollar amounts actually represent such United States dollar amounts or could be converted into United States dollars at the rate indicated. Unless otherwise stated, the translations of Canadian dollars ("Cdn$") into United States dollars ("US$") have been made at Cdn$1.5585 to US$1.00, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on August 31, 2002.

This table describes certain exchange rates based on the Noon Buying Rate. These rates are shown as U.S. dollars per Cdn$1.00. The Noon Buying Rate on January 6, 2003 was Cdn$1.5598 per US$1.00.



          PERIOD
   --------------------
   FROM         TO                AVG.      HIGH      LOW
   --------     -------           ------    ------    ------
    8/31/96     8/31/97           0.7308    0.7525    0.7139

    8/31/97     8/31/98           0.6957    0.7293    0.6330

    8/31/98     8/31/99           0.6635    0.6891    0.6423

    8/31/99     8/31/00           0.6796    0.6973    0.6631

    8/31/00     8/31/01           0.6543    0.6787    0.6334

    8/31/01     8/31/02           0.6354    0.6619    0.6200

    9/01/01     9/30/02           0.6349    0.6517    0.6304

   10/01/02    10/31/02           0.6337    0.6406    0.6288

   11/01/02    11/30/02           0.6370    0.6440    0.6308

   12/01/02    12/31/02           0.6418    0.6461    0.6329

   01/01/03    01/06/03           0.6381    0.6411    0.6349

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

PROPOSED ACQUISITION AND FINANCING TRANSACTIONS

Subsequent to August 31, 2002, we entered into agreements in December 2002 with regard to a series of transactions (referred to collectively as the "Acquisition and Financing Transactions"). Pursuant to the Acquisition and Financing Transactions, we would issue or reserve for issuance up to an aggregate 16,196,333 of our Class B Subordinate Voting Shares to effect the Private Placement Financing, Asset Acquisition, Debt Restructuring and Release and Reconstitution of Loan Guarantee Transactions, each as described below, (the "Shares Issuances"). Each of the Share Issuances is subject to regulatory and shareholder approval. Each of the Asset and Financing Transactions is contingent upon the other Asset and Financing Transactions and will close concurrently.

In the event that we do not complete these Acquisition and Financing Transactions, we believe that we will not have adequate resources to meet our cash requirements into 2003. If the business climate does not improve so that we may earn revenues from our library of television programming, and if we are unable to raise capital from outside sources, we would be unable to make the contracted payments or meet the financial covenant requirements of our debt, causing our lenders to demand immediate repayment of our debt obligations. In such event, if we are unable to renegotiate our debt with our creditors, it is likely that we will be unable to continue operations.

Private Placement Financing: We have agreed to a private placement of 5,000,000 Class B Subordinate Voting Shares at a subscription price of $0.30 per share, which price approximates the market price of the Class B Subordinate Voting Shares at the time the private placement was negotiated, for total proceeds of $1,500,000 (the "Private Placement Financing"). Under the Private Placement Financing, four (4) arm's length investors subscribed for and agreed to pay an aggregate $1,500,000, in cash, for 5,000,000 of our Class B Subordinate Voting Shares.

Asset Acquisition: We have agreed to acquire a portfolio of assets owned and controlled by CPC Communications Inc. ("CPC") of Toronto, Canada and/or its subsidiaries, in consideration for the issuance of 8,333,333 of our Class B Subordinate Voting Shares at a price of $0.30 per share (the "Asset Acquisition"). The assets include Film Production Company Assets, the Assigned Receivable Assets and the ongoing business activities of Greenlight Film and Television Inc. ("Greenlight"), a wholly owned subsidiary of CPC, collectively (the "Assets"). The Assets have been independently estimated to have a value of not less than $2,500,000.

Greenlight, a Toronto company, has been in business since 1997 and is primarily in the business of producing theatrical motion pictures. In the five years since its inception, Greenlight has produced, through its wholly owned subsidiaries, more than thirty (30) feature films for worldwide distribution. These films, produced and/or executive produced by its President and founder, Mr. Gary Howsam, have been licensed by entities including Lions Gate Entertainment, Artisan Entertainment, Trimark, HBO and Blockbuster, Showtime, Hallmark Entertainment and Encore. Greenlight focuses on films with budgets from $4 million to $25 million, designed both for theatrical release and DVD/television. Following the Asset Acquisition, we intend to continue the future business activities of Greenlight.

The Film Production Company Assets proposed to be acquired by us from CPC include five films, held by single purpose companies, that qualify as Canadian content as determined by the CRTC (Canadian Radio-television and Telecommunications Commission), four (4) of which are being produced under tax treaties between Canada and the UK. The films, which are presently in production, have aggregate Canadian budgets of approximately $26.5 million. The five companies are wholly owned by CPC or its subsidiaries and their feature films are described as follows:

     1. GFT Crime Spree Films Inc. is in production of a feature film "Crime Spree", a caper comedy starring Gerard Depardieu and Harvey Keitel, and directed by Brad Mirman.

     2. GFT Absolon Films Inc. is in production of a feature film "Absolon", a futuristic thriller starring Christopher Lambert and Lou Diamond Philips.

     3. GFT Rough Rider Films Inc. is in production of "Partners in Action", an action thriller starring Armand Assante and directed by Sidney J. Furie.

     4. GFT Detention Films Inc. is in production of "Detention", an action thriller starring Dolph Lundgren and directed by Sidney J. Furie.

     5. GFT Limit Films Inc. is in production of "The Limit", a suspense film starring Lauren Bacall and Claire Forlani and directed by Lewin Webb.

The above single purpose production companies (collectively the "Prodcos") own majority copyright and certain residual rights to the above noted feature films. Prior to closing of the Asset Acquisition, Greenlight has agreed to transfer 100% of the shares of the Prodcos to GFT Entertainment Inc., a newly incorporated company, and, upon closing of the Asset Acquisition, we will acquire 100% of the shares of GFT Entertainment Inc.

The Assigned Receivable Assets to be acquired are as follows:

1. Federal and Ontario tax credit receivables due to the Prodcos in the estimated amount of $280,000;

2.   Interim collateral deposit release of $300,000;

3. Ownership of loan due to a subsidiary of CPC from GFT Limit Films Inc. in the amount of US$959,713; and

4. Assignment of $408,000 due to CPC with respect to proceeds of France exploitation of Crime Spree (the "French Proceeds"). Provided that we receive actual cash from the Assigned Receivable Assets and from the Film Production Company Assets in the amount of $2,500,000, we have agreed to remit any further cash received from these assets to CPC until an amount equal to the French Proceeds actually received by us has been recouped by CPC.

We retained Ellis Foster, Chartered Accountants, to provide an independent estimate of the fair market value of the Assets. The conclusion of such estimate was that, as at November 15, 2002, the fair market value of the Assets proposed to be acquired by us is not less than $2,500,000.

Debt Restructuring: We have agreed to a restructuring of the debt (the "Debt Restructuring") due to Fremantle Media Enterprises Ltd. ("Fremantle"). As at the date of this report, we are indebted to Fremantle in the approximate aggregate principal amount of $7.58 million, accruing interest at a rate of 10% per annum (the "Fremantle Debt"). The Fremantle Debt is secured, providing Fremantle with a fixed and floating charge over all of our assets and those of our subsidiaries and a specific charge on certain assets held by us or our subsidiaries, subject to certain other priority charges.

Pursuant to the proposed Debt Restructuring, and subject to and concurrent with the closing of the other Acquisition and Financing Transactions, Fremantle has agreed that the scope of the Fremantle Debt and collateral charged will be restricted to our business, assets and undertakings as they exist immediately prior to the closing of the Acquisition and Financing Transactions and any proceeds derived from such pre-existing business after those closings. Fremantle will not have any recourse, right or claim against any funding, proceeds and/or assets conveyed to us as a result of the Private Placement Financing or Asset Acquisition.

To give effect to the Debt Restructuring, upon closing of the Acquisition and Financing Transactions, our pre-existing assets and undertakings will be conveyed to one or more new or existing wholly-owned subsidiaries on the condition that such conveyance will not adversely affect the Fremantle Debt. The new subsidiary(s) will assume the Fremantle Debt and we will be released from liability in respect of the Fremantle Debt. Payments on the Fremantle Debt shall be made directly from the income stream of the new subsidiary(s). We will manage the business of the new subsidiary(s), subject to Fremantle's approval of operating budgets and business plans.

It is a term of the Debt Restructuring that we deliver, on or before the closing of the Acquisition and Financing Transactions, an instrument in favor of Fremantle that evidences the principal amount of the Fremantle Debt and permits Fremantle, for a period of ninety (90) days from December 31, 2004, to convert, subject to regulatory approval, such principal amount outstanding at December 31, 2004, into our Class B Subordinate Voting Shares at the lower price of either (a) $5.00 per share or (b) the closing price of the Class B Subordinate Voting Shares for the thirty (30) days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share. If the whole of the principal amount of the Fremantle Debt, (excluding interest), remains outstanding at December 31, 2004 and the 30-day average closing price of the shares is $3.00 or less, the maximum number of shares issuable on such conversion would be 2,527,000 Class B Subordinate Voting Shares.

Release and Reconstitution of Loan Guarantee: We have also agreed to a reconstitution of a loan guarantee (the "Release and Reconstitution of Loan Guarantee") provided to Comerica Bank - California ("Comerica") with respect to the guarantee of a loan from Comerica to Big Sound Productions Inc. of the United Kingdom, an unrelated company controlled by Jamie Brown. There is approximately US$1.075 million due to Comerica under the loan agreement, which is currently in default. Big Sound Productions Inc. was our co-production partner on our 22 episode television series, "Big Sound". In the event that the loan is in default, we may at our option assume all of the co-producer's rights and interest to the series, subject to Comerica's charge on the rights to the proceeds from exploitation of the series in certain international territories (the "Exploitation Rights").

Pursuant to the Release and Reconstitution of Loan Guarantee and subject to and concurrent with the closing of the other Acquisition and Financing Transactions, Comerica will release us from our guarantee of the loan and the guarantee shall be reconstituted into the form of a non-interest bearing, unsecured liability (the "Comerica Liability"). Furthermore, Comerica has agreed that, with the exception of the Exploitation Rights, the scope of the Comerica Liability will be restricted to our business, assets and undertakings such as they exist immediately prior to the closing of the Acquisition and Financing Transactions and any proceeds derived from our pre-existing business after those closings, subject to the secured creditors and the priority of the Fremantle Debt. Comerica will not have any recourse, right or claim against any funding, proceeds and/or assets conveyed to us as a result of the Private Placement Financing or Asset Acquisition.

Upon closing of the Acquisition and Financing Transactions, our pre-existing assets and undertakings will be conveyed to one or more new or existing wholly-owned subsidiaries as described above. The new subsidiary(s) will assume the Comerica Liability and we will be released from liability in respect of the guarantee. Payments of the Comerica Liability shall be made directly from the income stream of the new subsidiary(s), subject to priority and security interests.

It is a term of the Release and Reconstitution of Loan Guarantee that we deliver on or before the closing of the Acquisition and Financing Transactions, an instrument in favor of Comerica that evidences the principal amount of the Comerica Liability and permits Comerica, for a period of ninety (90) days from December 31, 2005, to convert, subject to regulatory approval, such principal amount outstanding at December 31, 2005, into our Class B Subordinate Voting Shares at a price of $5.00 per share. If the whole amount of the Comerica Liability remains outstanding at December 31, 2005, then, using a conversion rate of 1.5588, the maximum number of shares issuable on such conversion would be 335,077.

The consummation of the Acquisition and Financing Transactions is subject to a number of conditions, including approval of our directors, approval of the Share Issuances by our shareholders and The Toronto Stock Exchange (the "TSX") and, in certain cases, execution of formal documentation. We have scheduled the Annual General Meeting of Shareholders for January 20, 2003, at which the shareholders will be asked to approve the Share Issuances pursuant to the Acquisition and Financing Transactions. Based on proxies received to date for the Annual General Meeting of Shareholders, we currently expect our shareholders will approve the Share Issuances. Based on our discussions with the TSX, we currently expect the TSX will approve the Share Issuances pursuant to the Acquisition and Financing Transactions.

The following table sets out the pro forma share capital (on a non-diluted basis) prior to the Acquisition and Financing Transactions and immediately following the Share Issuances:

-------------------------------------------------------------------------------------------------------------------------

                                                PRO FORMA CAPITALIZATION
-------------------------------------------------------------------------------------------------------------------------
                                                                      CLASS A MULTIPLE VOTING      CLASS B SUBORDINATE
                                                                               SHARES                 VOTING SHARES

-------------------------------------------------------------------- --------------------------- ------------------------
Shares issued as at January 6, 2003                                          1,091,875                  2,795,969


Shares to be issued pursuant to the Share Issuances:

Private Placement Financing                                                     Nil                     5,000,000

Asset Acquisition                                                               Nil                     8,333,333

Reserved for Debt Restructuring
                                                                                Nil                        (1)
Reserved for Release and Reconstitution of Loan Guarantee
                                                                                Nil                        (1)
-------------------------------------------------------------------- --------------------------- ------------------------

ISSUED CAPITAL:                                                              1,091,875                 16,129,302
-------------------------------------------------------------------- --------------------------- ------------------------

(1) The proposed Debt Restructuring could result in the additional issuance of a maximum of approximately 2,527,000 Class B Subordinate Voting Shares during the ninety days following December 31, 2004 and the proposed Release and Reconstitution of Loan Guarantee could result in the additional issuance of a maximum of approximately 336,000 Class B Subordinate Voting Shares during the ninety days following December 31, 2005.

(2) The 5,000,000 Class B Subordinate Voting Shares to be issued pursuant to the Private Placement Financing will represent 31% (18% of the voting rights), and the 8,333,333 Class B Subordinate Voting Shares to be issued pursuant to the Asset Acquisition will represent 52% (31% of the voting rights) of our issued Shares after giving effect to the Private Placement Financing and Asset Acquisition.

Decrease in Revenues and Going-Concern Issues

Due to worldwide reduction in demand for programming, and reduced cash flow available for development, we have experienced a sharp decline in production and distribution activities for dramatic television programming, which historically has made up the majority of our revenues. Our revenues decreased to $6.5 million for fiscal 2002 from $54.9 million for fiscal 2001. We underwent rapid production growth through 2001, which placed increasing demands on our financial resources.

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

However, the current weak worldwide market for television programming caused an industry slowdown that is reflected in reduced production activities in the Canadian market place. Based on this market trend, as well as on our increased production of factual programs that result in lower revenues than drama programs, we do not expect proprietary revenues to change significantly from 2002.

Our auditor's report for our fiscal year ended August 31, 2002 includes additional comments for U.S. readers on Canada-U.S. reporting differences that arise due to conditions and events that exist that cast substantial doubt on our ability to continue as a going concern. The consolidated financial statements do not include any adjustments as a result of that uncertainty.

In the event that we do not complete the Acquisition and Financing Transactions, we believe that we will not have adequate resources to meet our cash requirements into 2003. If the business climate does not improve so that we may earn revenues from our library of television programming, and if we are unable to raise capital from outside sources, we would be unable to make the contracted payments or meet the financial covenant requirements of our debt, causing our lenders, including Fremantle and Comerica, to demand immediate repayment of our debt obligations. In such event, if we are unable to renegotiate our debt with our creditors, it is likely that we will be unable to continue operations.

Risk of Delisting from The Toronto Stock Exchange

If the Acquisition and Financing Transactions are not completed, our shares may be delisted from the TSX. We have been advised by the TSX that we do not currently meet the minimum requirements for the continued listing of our common shares on the exchange. We have been granted a 45 day extension from our original deadline of December 27, 2002 to meet the listing criteria, but the TSX may limit this extension if the proposed Acquisition and Financing Transactions are not completed. We believe that we will meet the criteria subject to the completion of the Acquisition and Financing Transactions.

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

Our revenues have decreased to $6.5 million for fiscal 2002 from $54.9 million for fiscal 2001. We underwent rapid production growth through 2001, which placed increasing demands on our financial resources. As a result, we may fail to make the contracted payments or meet the financial covenant requirements of our debt, causing our lenders to demand immediate repayment of our debt.

If the business climate does not improve so that we may earn revenues from our library of television programming, if we are unable to raise capital from outside sources, and if we do not have the continued support of our creditors, it is likely that we will be unable to continue operations.


Our auditors' report for our fiscal year ended August 31, 2002 includes additional comments for U.S. readers on Canada-U.S. reporting differences that arise due to conditions and events that cast substantial doubt on our ability to continue as a going concern. The consolidated financial statements do not include any adjustments as a result of that uncertainty.

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

Risk of Loss of Key Customers

In fiscal 2002, we derived 73% of our revenues from three customers: PAX, Life Network, and Nelvana who each accounted for 14% or more of our revenues. We expect that a significant amount of our revenues will continue to be derived from a relatively small number of customers. The loss of any of these customers could have a material adverse impact on our results of operations and financial condition.

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

Government Incentive Programs

We currently finance a significant portion of our production budgets through Canadian government agencies and incentive programs, including federal and provincial tax credits, as well as through similar international arrangements in the case of our international co-productions. These tax credits combined can represent approximately 20% of an individual production budget. During the year, tax credits represented on average 19.7% of our production budgets. We will continue to qualify for these tax credits if, among other things, Canadians beneficially own or control a majority of the voting rights of Peace Arch. Because we have no way of confirming the actual beneficial ownership of our shares, it is possible that non-Canadians could acquire and beneficially own a majority of our voting rights. If Canadians fail to beneficially own or control a majority of our voting rights at any time, we could lose such tax incentives and the costs of our productions would increase substantially. Canadian law requires Canadian conventional, specialty, pay and pay-per-view television services to devote a certain amount of their programming schedules, including prime time, to Canadian productions. If we fail to qualify as a Canadian producer, it would be more difficult to obtain time slots in Canada for our programming, a "slot" being a broadcast time period for a program. We believe we will continue to qualify as a Canadian producer for this purpose as long as, among other things, Canadians beneficially own or control a majority of our voting rights. These incentive programs, including federal and provincial tax credit programs, may be amended or eliminated in the future, which could result in a material increase in the effective cost of our productions. The loss or elimination of these tax and business incentives would have a material adverse effect on our results of operations and financial condition.

Proposed Government Incentives in the U.S.

In response to the outflow of film and television production from the U.S. to Canada and other worldwide locations, legislators in the United States have proposed legislation to allow for government incentives to encourage filmmakers to locate production in the U.S. In July 2001, Senator Lincoln of Arkansas introduced the U.S. Independent Film and Television Production Incentive Act, which would provide a wage tax credit for the production of certain theatrical films, telefilms and movies of the week that are shot in the U.S. and fall in the US$200,000 to US$10 million wage expense bracket. The credit would apply to 25% of the first US$25,000 in qualified wages per employee. The bill has not passed the U.S. Congress, may not be enacted or may not pass in its current form.

In February 2002, California Governor Davis announced a proposal for a 15% wage-based state tax-credit, modeled after the U.S. Independent Film and Television Production Incentive Act, for California. Called the Anti-Runaway Production Measure, the bill would apply to employees involved in the production of a California-based film, and would not take effect until July 1, 2004. In March 2002, the California State Assembly passed the bill. The bill has not passed the California State Senate. Like the U.S. federal bill, the California bill may not be enacted or may not pass in its current form.

Because the proposals in the U.S. have not been enacted into law, we cannot assess the impact of such proposals on our business at this time. If such proposals were to pass or if similar proposals were to become law, such government incentives could have an adverse effect on our business and results of operations.

Currency Risk

We receive a portion of our revenues from U.S. and international sources in U.S. dollars, while our costs are payable primarily in Canadian dollars. Accordingly, operating results can be affected by fluctuations in the US dollar exchange rate. We do not maintain US currency balances in excess of our estimated US payables. In addition, costs may be payable in currencies other than Canadian and US dollars. From time to time we employ derivative investments to reduce our exposure to foreign currency risks. We had no derivative instruments outstanding at August 31, 2002, 2001, and 2000.

We are a Canadian corporation with our principal place of business in Vancouver, British Columbia. Substantially all of our directors and executive officers and some of the experts named in this report are not residents of the U.S. and virtually all of the assets of these persons and substantially all of our assets are located outside the U.S. As a result, it may not be possible for you to serve summons and complaints within the U.S. upon these persons or upon us. Similarly, it may not be possible to enforce in U.S. courts, against such persons or against us, judgments of U.S. courts based upon civil liability provisions of the U.S. federal or state securities laws. In addition, it may be difficult in Canadian courts for you, in original suits or in suits for the enforcement of judgments of U.S. courts, to enforce civil liabilities based upon U.S. federal or state securities laws against us or our directors or executive officers, or our experts. We have appointed National Registered Agents, Inc. of Washington, D.C., to act as agent for service of process in any action in any U.S. federal or state court brought against us under the securities laws of the U.S.

ITEM 4.  INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

We are a vertically integrated company that develops, finances, produces and distributes high-quality, proprietary television programming for markets worldwide. We also provide production services for third parties on a contract basis. Our head office is based in Vancouver, British Columbia, Canada, one of North America's major production centers. As a Canadian producer, we believe we currently have a number of competitive advantages over producers outside of Canada, including tax and other government incentives. With facilities in British Columbia, we also believe we have a competitive advantage over producers in other parts of Canada due to our proximity to Los Angeles, British Columbia's varied geography and its temperate climate.

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

As part of the Asset Acquisition of the Acquisition and Financing Transactions, in December, 2002, subject to shareholder and regulatory approval we entered into a series of agreements to acquire a portfolio of assets which include an interest in five feature films and the forward business of Toronto based Greenlight Film & Television Inc., one of Canada's largest independent producers of theatrical motion pictures. See "Proposed Acquisition and Financing Transactions" in Item 3D above. We believe that the Asset Acquisition will add significant management expertise and will put us in a strong position for future growth.

Our Class A Multiple Voting Shares and Class B Subordinate Voting Shares trade on the Toronto Stock Exchange under the symbols "PAE.A" and "PAE.B", respectively. Our Class B Subordinate Voting Shares also trade on the American Stock Exchange under the symbol "PAE".

Our consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The application of GAAP conforms in all material respects for the periods presented with U.S. GAAP except as explained in footnote 20 to our fiscal 2002 consolidated financial statements included under Item 17 to this Form 20-F.

Our head and registered office and production/distribution facility is located in the Peace Arch Building, Suite 500, 56 East 2nd Avenue, Vancouver, B.C. CANADA V5T 1B1. Our telephone number is (604) 681-9308 and facsimile number is
(604) 681-3299. The contact person is Juliet Jones, President, and a Director. Our agent for service in the U.S. is National Registered Agents, Inc., 1090 Vermont Avenue, NW, Suite 910, Washington, D.C. 20005.

Capital Expenditures and Divestitures

In August 1999, we sold our Hamilton Street, Vancouver, British Columbia property for gross proceeds of $3.27 million. We received cash in the amount of $550,000 and a note in the amount of $817,295, bearing interest at 12% per annum. The principal was due and repaid in the year ended August 31, 2000.

In October 2001, we sold our studio building located at 310 West 4th Avenue, Vancouver, British Columbia for gross proceeds of $2.31 million. We realized net cash proceeds of $1.46 million from the sale, which were utilized to pay down our subordinated debt.

In January 2002, we sold our West 1st Avenue, Vancouver, British Columbia studio property for gross proceeds of $4.72 million, consisting of cash in the amount of $3.72 million and a note in the amount of $1 million. The note receivable, which bears interest at 9% per annum, is due on January 1, 2004 and is secured by a second mortgage on the property. We realized net cash proceeds of $1.03 million from the sale, which were utilized to pay down our subordinated debt.

In our normal course of business, we invest in television programming that we capitalize and amortize as described in the August 31, 2002 audited financial statements, Note 3(d) attached hereto. The amounts capitalized to investment in television programming were $31.6 million in 2000, $52.1 million in 2001, and $1.6 million in 2002.

In addition we incurred general capital expenditures in respect to operations of $589,000 in 2000, $178,000 in 2001, and $44,000 in 2002.

The information in this Annual Report is stated as of January 6, 2003, unless otherwise indicated.

B.   BUSINESS OVERVIEW

Development

We develop programming including episodic series, movies and documentaries. The initial stage in the process of creating programming is concept development. We select programming concepts that we believe will have domestic and international market appeal. We often arrange for the involvement of industry recognized creative talent, including writers, producers, directors and actors, which makes the programming more saleable and increases the value of our library. In some cases, one or more of these people may already be involved when we become involved.

Our development department receives and evaluates written concepts, scripts, books and other literary properties from agents, writers and prospective production partners around the world. After the selection and acquisition of the necessary rights to source material, we generally involve broadcasters, distributors and investors in the further development of the concept. These activities often include the preparation of a series "bible", script writing or the production of a promotional reel that can be used as a sales tool.

Production

The production of proprietary programming involves the assembly of a team of production personnel, including script writers, directors, cast and crew. In the case of larger-budget drama productions such as First Wave, The Immortal and Big Sound, this team can include over 150 people per production who are hired either as employees or independent contractors. For our documentary and lifestyle productions our production team is smaller and many functions are performed using in-house resources. We form a wholly-owned production company for each production which retains the necessary employees and contractors.

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

Our proprietary programming and production services offer high production values and generally require extensive studio and on-location filming or taping, special visual effects, music scoring, editing and post-production finishing. Many of these activities are undertaken by our crews using facilities and equipment that we own or rent. Other key activities, including sound mixing and post-production finishing, are subcontracted to companies that specialize in these areas.

Since inception, we have produced feature length films, documentaries and various specialty programs for television. We have also produced 166 one-hour episodes and 90 half-hour episodes of television series programming. During fiscal 2002, we delivered one documentary and 17.5 hours of episodic programming, including 2 hours of production services. We have completed production of an additional 13 one-hour episodes of our series Animal Miracles with Alan Thicke, and eight one-half hour episodes of Whistler Stories were delivered during the first quarter of fiscal 2003.

Our current proprietary programming and other productions include:

First Wave. We have completed three 22-episode seasons of our science fiction thriller television series First Wave. First Wave was produced in association with FremantleMedia (formerly Pearson Television), Francis Ford Coppola and Chris Brancato. Mr. Coppola is an Academy Award winner and producer and director of "The Godfather" trilogy and co-screenwriter of "Apocalypse Now" and Mr. Brancato is an accomplished screenwriter ("Species 2" and "Hoodlum"). We sold 66 episodes (all three seasons) of First Wave to USA Networks' Sci-Fi Channel. FremantleMedia distributes First Wave outside of North America. CHUM Television ordered 66 episodes for broadcast in Canada. In 2000 First Wave won a Leo Award for best male performer. The Leos recognize excellence in British Columbia film and television production.

The Immortal. We have completed production of 22 one-hour episodes of our television series titled The Immortal, co-produced with Alta Productions Limited, a Studio 8 Company, of the United Kingdom. The Immortal is based on the short story "The Tao of the Immortal" by Cary Solomon and Chuck Konzelman. CHUM Television premiered The Immortal nationally in Canada on SPACE: The Imagination Station in the spring of 2001. The Immortal has been in syndication in approximately 80% of the United States market and airs in various countries around the world.

Big Sound. In May 2001 we completed production of 22 episodes of our 1/2-hour comedy series, Big Sound, which is set in the music industry. Big Sound, co-produced with Studio 8 of the United Kingdom, was produced in association with Global Television, a CanWest company, in Canada. In 2001, Big Sound won the following Leo Awards: Best Music, Comedy or Variety Program or Series; Best Musical Score in a Music, Comedy or Variety Program or Series for John Mitchell; and Best Performance or Host in a Music, Comedy or Variety Program or Series for Deanna Milligan.

Animal Miracles with Alan Thicke. We have completed production of our third season of 13 one-half hour episodes of Animal Miracles with Alan Thicke. Animal Miracles tells the stories of the close relationships that humans develop with animals. We hold the world-wide rights to the series and have presold the third season to Life Network Inc. in Canada and PAX in the United States. We are actively pursuing agreements to sell additional seasons of Animal Miracles with Alan Thicke.

Whistler Stories. We have completed production of the first season of 13 one-hour episodes of Whistler Stories. Whistler Stories is a weekly series which explores the interwoven lives of real people who work and play in the Whistler, Canada area during the 2001/2002 winter season. The program explores the ambitions and passions of these people, in a setting of supernatural beauty and athletic risk-taking at one of the world's top ski and snowboarding resorts. We hold the world-wide rights to the series and have presold the first season, which is scheduled to premiere on January 20, 2003, to Life Network Inc. in Canada. We are actively pursuing agreements to sell additional seasons of Whistler Stories.

Documentaries. We have just completed production on two documentaries, Fantasy Lands, a look at our fascination with theme parks, and the documentary on world renowned native artist Bill Reid entitled Raven In The Sun. During fiscal 2002, we also produced the documentary Rites of Passage for TLC, which takes a provocative and fascinating look at contemporary male initiation rites in North America. We have also produced two one-hour documentaries for CTV and The Knowledge Network: Citizen Shame, about child poverty in Canada, and Harm's Way, about youth and violence. These programs were financed through Canadian broadcast sales and government incentive programs. We retain the right to exploit these programs worldwide. In addition, we produced: Heroines, a dark and thought provoking expose of the dark world of heroine addiction among women, Cake Night, a special on substance abuse and It's a Mall World, a one-hour fun filled look at the North American phenomenon of shopping malls which has aired on the Discovery Networks TLC in the United States and Canada. In 2002, Heroines received four Leo Award nominations, including a win for Best Arts/Performing Arts Program, and was nominated for three Gemini Awards, as well as receiving four awards at the Yorkton Short Film & Video Festival, including Best of the Festival and Best Documentary - General Subject.

Feature Length Films. In addition to our current activities, we produced numerous feature films and documentaries. These include: Cadence, a feature length film starring Martin Sheen and Charlie Sheen; Island of Whales, a feature documentary narrated by Gregory Peck and commissioned by the PBS Nova Series; Outside Chance of Maximillian Glick, an award-winning Canadian feature film and three 90-minute made-for-television movies based on the Catherine Marshall Christy stories. Christy tells the story of a courageous teacher who leaves the city to teach at a mission school in the Appalatian Mountains in 1912. We have also participated in the production of two feature length films, namely, Now & Forever, a dramatic contemporary love story starring Mia Kirshner and Adam Beach and directed by award winning director, Bob Clark, and The Impossible Elephant, an endearing family story. Now & Forever won the Audience Favorite Award at the Festival of Festivals in Palm Springs held in November 2002. The Impossible Elephant won the YTV Silver Sprocket Award at the Toronto Children's International Film Festival held in April 2001. The Silver Sprocket is presented to the audience's favourite feature film. We have also produced two installments of our Contemporary Classics youth movie series made in association with Showtime and Hallmark Entertainment Network--Double Play and Ronnie and Julie. Prior pictures in the series include Annie O, The Halfback of Notre Dame and Robin of Locksley.

Major television networks around the world are faced with increasing competition from various sources including basic and specialty cable channels, satellite, digital stations and the Internet. This fragmentation of the market, combined with downward price pressure due to a weak worldwide market for television programming, has resulted in a demand for more cost-effective programming. In order to meet market demands, we currently plan to increase the production of lower cost reality and factual programs, will continue to take advantage of tax credits and government incentives and will focus on programming with global market appeal.

Library

We hold varying ownership interests in our proprietary productions. It is our strategy to focus on increasing ownership and control over exploitation to continue to build significant future asset value. During fiscal 2002, we added
16.5 hours of programming to our library. During fiscal 2001, we added 56.5 hours of programming to our library. At August 31, 2002, our library contained approximately 222 hours of proprietary programming. We will continue to expand our library as we produce more proprietary programming.

Marketing and Distribution

We market and distribute our proprietary television programming under arrangements with worldwide distributors and agents. We also market and distribute titles in our library to existing pay and free television, home video and other markets worldwide, as well as through developing technologies. We typically directly distribute our programming in North America and contract with international distributors and sales agents, such as FremantleMedia, Oasis, and Rive Gauche to distribute our programs in markets outside North America. This strategy provides us with two principal benefits. We avoid the substantial costs and financial risks of distributing our programs to markets throughout the world and, in certain circumstances, allows us to secure distribution advances to provide cash flow for the production.

Increasingly, we are reducing the use of distributors and handling certain distribution activities in-house or through specialized sales agents. This strategy sometimes requires more up-front capital, but can result in reduced distribution fees and expenses in the long run. It also allows us more control over the distribution process.

Our marketing efforts are focused on creating branded identities for our proprietary programs. We believe that such branded identities will lead to additional revenues from television and home video distribution and ancillary markets such as clothing, toys, novelties, books, CDs, soundtracks and other audio products, electronic and video games, Internet applications and other merchandise.

This table shows the breakdown of our total revenues during our past three fiscal years by activity and by geographical market:

                                                                                Year Ended August 31,
                                                                ------------------------------------------------------
                                                                      2000               2001              2002
                                                                ------------------ ----------------- -----------------
                                                                           (Canadian dollars in millions)
                     REVENUES BY ACTIVITY
Proprietary programming....................................           31.7               45.9              2.8
Production services........................................            2.8                9.0              3.6
Other......................................................            0.9                0.5              0.1

                REVENUES BY GEOGRAPHIC MARKET
Canada.....................................................            5.3               13.0              2.4
U.S. ......................................................            8.1               22.9              4.1
Europe and other markets...................................           22.0               19.5              0.0

Key Relationships

We believe that our relationships with domestic and international broadcasters, distributors, financing sources and creative talent are important to the successful expansion of our proprietary television business.

U.S. and International Broadcasters and Distributors. We have produced our programming in association with a variety of U.S. and international broadcasters and distributors including Buena Vista Television, FremantleMedia, Hallmark Entertainment Network, MGM, USA Network's Sci-Fi Channel, Telmunchen, TFI, Columbia Tristar, MTV and Showtime Networks.

Canadian Domestic Broadcasters. We have a long-standing relationship with the Canadian broadcast community, including CHUM-City, CTV, Global, Life Network Inc., Knowledge Network and The Family Channel. We sold the initial 22-episode season of our 1/2-hour comedy series Big Sound to the Global Television Network. We sold our television series The Immortal, First Wave and Dead Man's Gun to CHUM-City. We have sold our television series, Animal Miracles with Alan Thicke and Whistler Stories to Life Network. We have also licensed two documentaries, Harm's Way and Citizen Shame, to CTV and Knowledge Network, licensed our documentary Heroines to Bravo, WTN, and CBC, and licensed our television movies, Double Play and Ronnie and Julie, to The Family Channel.

Canadian broadcaster relationships are an integral part of producing in Canada, not only for the sales revenues they represent, but also because their involvement makes it possible to take advantage of various government incentives. See the discussion under "Regulatory Considerations--Canadian Content Requirements" for further details of these incentives.

Producing and Writing Talent. We have worked with Francis Ford Coppola and screenwriter Chris Brancato (Species 2 and Hoodlum), who is the creator and lead writer on First Wave. Our first dramatic television series, Dead Man's Gun, was created by Howard and Ed Spielman ("Kung Fu" and "Young Riders") and produced in association with Henry Winkler (Happy Days and MacGyver). David Steinberg, whose writing and directing credits with U.S. Network sitcoms include Mad About You, Friends and Seinfeld, joined our creative team to assist us with the development of our 1/2-hour sitcom Big Sound. We hire Canadian talent at all levels in the production of our programs, including writers, directors, production designers, editors and actors.

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

As discussed above, the current fragmentation of the market, combined with downward price pressure due to a weak worldwide market for television programming, has resulted in a demand for more cost-effective programming, such as lower cost reality and factual programs.

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

In recent years, alternatives to the free television networks in the U.S. have expanded with the growth of other networks, cable channels and the development of a first run syndication market leading to more available slots for television programming. Cable channels include HBO, Showtime, USA Networks, Lifetime, The Family Channel, TNT and TBS in the U.S. and TMN, Super Ecran, Movie Central (formerly Super Channel), Channel D and Showcase in Canada.

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

CANADA'S ROLE IN THE TELEVISION AND FEATURE FILM INDUSTRY

The Canadian film and television industry in 2001 generated total production activity of more than $4.4 billion. At the same time as the domestic industry has matured, Canada has become a leading location for internationally originated productions due to several factors. Canada's geographic proximity to the U.S. and shared North American values and interests have led to the establishment of close professional contacts between Canadian and U.S. studios, independent producers, distributors and buyers. The current favorable exchange rate of the Canadian dollar, government tax incentives and the availability of free location assistance to television producers offered by many Canadian cities and several provinces increased production activity in Canada. Canada has made an effort to increase its pool of highly trained and professional crews, technicians and production personnel. Finally, with its wide-ranging topography, stretching 3,400 miles from coast to coast, Canada is ideally suited for location shooting. Urban centers such as Toronto, Vancouver and Montreal have been disguised as London, Paris, New York, Los Angeles and Chicago. U.S. companies with a strong presence in Canada include major U.S. studios such as Paramount, Disney, Universal Pictures and Columbia Pictures/Tri-Star Pictures; U.S. television networks such as ABC, NBC, CBS, Fox, UPN, WB and PBS; and film companies such as The Hearst Corporation and New World Entertainment, Inc., among many others. European and Asian film companies have also found Canada to be an attractive location and have often been able to access Canada's numerous international film and television co-production treaties.

Nonetheless, the weak worldwide market for television programming generally caused an industry slowdown that is reflected in reduced production activities in the Canadian market place.

COMPETITION

Television production and distribution are highly competitive businesses. We face competition from companies within the entertainment business, as well as alternative forms of leisure entertainment such as travel, sporting events, outdoor recreation and other cultural activities, among many others. We compete with numerous suppliers of television programming and related programming, including national television networks and independent television production companies, many of which are significantly larger and have substantially greater resources than we have. Our main competitors in

Canada include Alliance Atlantis Communications Corporation, Fireworks Entertainment, owned by CanWest Global Communications Corp., and Lions Gate Entertainment Corp. In the U.S. our competitors include Spelling Entertainment Group Inc. and Carsey-Werner. We believe that we currently have a competitive advantage over U.S. competitors through our eligibility for Canadian tax credits described below under "--Regulatory Considerations--Industry Incentives". We also enjoy a competitive advantage over producers in other parts of Canada due to our proximity to Los Angeles, and British Columbia's varied geography and temperate climate.

REGULATORY CONSIDERATIONS

Our status as a producer of "Canadian" programming, established and operating in British Columbia, makes us eligible to receive Canadian tax and business incentives.

We will continue to qualify for these tax and business incentives if, among other things, Canadians beneficially own or control a majority of the voting rights of Peace Arch. Approximately 55% of the voting power of our outstanding shares is held by Canadians. However, we have no way of confirming actual beneficial ownership of our shares. If Canadians fail to beneficially own or control a majority of Peace Arch's voting rights, we could lose our eligibility for these tax and business incentives. These tax and business incentive programs also may be amended or eliminated in the future. The loss or elimination of these tax or business incentives would have a material adverse effect on the results of our operations and financial condition.

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

INDUSTRY INCENTIVES

(A)  REFUNDABLE INCOME TAX CREDIT - FEDERAL

Since 1995, a refundable tax credit has been available under the Income Tax Act (Canada) for eligible film and television productions undertaken by qualified Canadian corporations. The tax credit is equal to 25% of the lesser of qualified labor expenditure and 48% of eligible costs of production of a given project. Eligible costs of production are total production costs less any other government assistance, including any provincial refundable tax credit. Since our labor expenditures for a production typically exceed this limitation, we are generally eligible to receive a federal tax credit equal to 12% of the eligible costs of production. The credit is calculated on the basis of each individual production and is available only to taxable Canadian corporations which have activities that are primarily those of a Canadian film or video production business carried on through a permanent establishment in Canada and which are Canadian-controlled as determined under the Investment Canada Act. A corporation is controlled by Canadians for purposes of the Investment Canada Act where, among other things, Canadians own and control a majority of the voting interest. We currently qualify for this tax credit, and the reclassification of our Common Shares into Class A Multiple Voting Shares and Class B Subordinate Voting Shares and other changes to our Articles assists us in continuing compliance while allowing for non-Canadian investment. We believe that so long as, among other things, we continue to be Canadian-controlled as determined for the purposes of the Investment Canada Act, we will continue to so qualify and we will use our best efforts to ascertain that all our production projects will continue to be eligible for the tax credit. Federal tax credits refundable to us pursuant to the Income Tax Act (Canada) for television programming delivered in fiscal 2002 amounted to $420,000.

(B)  REFUNDABLE INCOME TAX CREDIT - PROVINCIAL

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

Eligible labor expenditures are limited to 48% of the total production costs, net of government assistance. The credit is calculated on the basis of each individual production and is available only to a qualified corporation having a permanent establishment in British Columbia and carrying on an eligible film or television production business through a permanent establishment in Canada. In order to access the basic credit, the corporation must also be controlled by persons domiciled in British Columbia. Peace Arch will continue to be controlled by persons domiciled in British Columbia so long as more than 50% of the members of our board of directors are persons domiciled in British Columbia and more than 50% of the combined voting power of our outstanding shares are beneficially owned by persons domiciled in British Columbia. In addition, in order to access the basic credit, the producer of the eligible production must be a British Columbia resident for tax purposes. As the British Columbia tax credit system was not established until 1998, we did not receive any tax credits in fiscal 1998. We have received tax credits under the British Columbia program on account of television programming delivered in our 2002 fiscal year in the amount of approximately $338,000.

In connection with the proposed Acquisition and Financing Transactions, subject to shareholder and regulatory approval, we have entered into agreements to issue shares to Ontario residents that would result in less than 50% of the combined voting power of our common shares being held by residents of British Columbia. We also anticipate that, if the Acquisition and Financing Transactions are consummated, less than 50% of the members of our board of directors will be persons domiciled in British Columbia. As a result, we anticipate that we will not be able to directly access the basic credit and that for programs produced in British Columbia, we will have to rely on partnerships with eligible producers. However, as a result of the issuance of the aforementioned shares, we anticipate that we will be able to access tax credits under the Ontario tax credit program for programs produced in Ontario, which is comparable to the British Columbia tax credit program.

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

(D)  CANADIAN TELEVISION FUND

The Canadian Television Fund ("CTF") is a private-public initiative with an annual budget of about $250 million. It consists of two distinct but complementary programs:

     (i)  License Fee Program

The License Fee Program was created in 1996 to form a television funding initiative equal to approximately $80.0 million per year to promote high-quality Canadian television programming. We could, for each project eligible under such program, apply for contributions of up to 18% of the total production budget. The maximum contribution varies with the categories of programs. During fiscal 2002 we recorded funding of $94,907 from the License Fee Program, and $273,894 in fiscal 2001.

     (ii) Telefilm / Equity Investment Program

Administered for the CTF through Telefilm Canada, the Equity Investment Program ("EIP") provides financial assistance to the Canadian film and television industry in the form of recoupable production advances. Telefilm Canada also provides advances for script development, loan guarantees, recoupable advances of the cost of dubbing into English or French and grants of up to 75% of advertising and promotion costs on certain productions. Telefilm Canada's development fund and the international component of their Marketing Assistance Program are no longer available to publicly traded companies. In fiscal 1997 and 1998, we did not use Telefilm funding from the development fund or the international component of the Marketing Assistance Program. In fiscal 1999 and 2000 we did not receive any funding from Telefilm Canada. In fiscal 2001 we received an aggregate of $2,000,000 from the Equity Investment Program for production funding in respect of Big Sound. In fiscal 2002 we did not receive any funding from Telefilm Canada.

(E)      OTHER GOVERNMENT INCENTIVES

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

C.       ORGANIZATIONAL STRUCTURE

We have two wholly-owned significant operating subsidiaries, each incorporated in British Columbia, Canada, as follows:

COMPANY NAME                                      DATE OF INCORPORATION     JURISDICTION OF INCORPORATION
------------                                      ---------------------     ------------------------------
The Eyes Multimedia Productions Inc.                     05/19/93           British Columbia, Canada
Peace Arch Productions Inc.                              03/15/96           British Columbia, Canada

D.       PROPERTY, PLANT AND EQUIPMENT

We lease 7,200 square feet of office space located in Vancouver, British Columbia for our head office. The lease expires in June 2006. The basic rent for the premises for the four fiscal years ending August 31, 2006 are $98,100, $104,100, $104,700 and $89,700.

In October 2001, we sold our studio building located at 310 West 4th Avenue, Vancouver, British Columbia for gross proceeds of $2.31 million. We realized net cash proceeds of $1.46 million from the sale, which were used to pay down our subordinated debt.

In January 2002, we sold our remaining production property, which is comprised of approximately 55,000 square feet of studio, production office and storage space, located at 150 West 1st Avenue, Vancouver, British Columbia. The property was sold for gross proceeds of $4.72 million and, as consideration, we received cash in the amount of $3.72 million and a note in the amount of $1 million. The note receivable, which bears interest at 9% per annum, is due on January 1, 2004 and is secured by a second mortgage on the property. After repaying the existing mortgage on the property, the remaining net cash proceeds of $1.03 million were used to pay down our subordinated debt. We continue to occupy the West 1st Avenue property through an operating lease arrangement to December 31, 2005 with minimum monthly lease payments of $13,916. We are using approximately one-third of the West 1st Studio for our production, Animal Miracles with Alan Thicke and to house our ten digital post-production suites and two visual effects suites which handle off-line editing for all of our productions. We sublease the balance of the West 1st Avenue property to third parties at local market rates.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report.

GENERAL

We develop, produce and distribute proprietary television programming for worldwide markets. These activities have comprised our core business since 1996, when we commenced taking ownership in our programming. Peace Arch continues to operate its other businesses, which include production activities on a fee for service basis. Our growth is dependent on our ability to identify, develop and acquire rights to ideas, storylines and other creative concepts and to successfully finance, produce and market our proprietary programming.

Our business operates through several subsidiaries, which are established for each production or series. The costs of production are financed by advances obtained from customers, borrowings under a bank credit facility, contributions from equity participants and working capital. Typically, we retain the rights to our proprietary programming for exploitation in future periods and in additional markets and media.

Revenues and expenses for television programming are realized when the license period has commenced and the program or episode has been shipped. Deferred revenues represent payments received in advance of a program or episode revenue being realized.

Generally, the costs incurred in producing a film or television program are capitalized. These costs include direct production costs, certain exploitation costs, production overhead and interest relating to financing the project. Until the date a program is completed, these costs are capitalized into "Productions in progress" on the consolidated balance sheet. Costs related to completed proprietary programming are included, net of tax credits and amortization, in "Investment in television programming" on the consolidated balance sheet. Tax credits are recorded when a program or episode is complete and reasonable assurance exists of the amount realizable.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations, including the discussion on liquidity and capital resources, are based on our consolidated financial statements that have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. On an ongoing basis, management reevaluates its estimates and judgments, particularly those related to the determination of the recoverability of investment in television programming, productions in progress, goodwill, accounts receivable, and investment tax credits receivable. Management bases its estimates and judgments on historical experience, contractual arrangements and commitments and on various other assumptions that it believes are reasonable in the circumstances. Changes in these estimates and judgments will impact the amounts recognized in the consolidated financial statements, and the impact may be material.

Management believes the following critical accounting policies require more significant estimates and judgments in the preparation of the consolidated financial statements.

The consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of operations. If we were not to continue as a going concern we would likely not be able to realize on our assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the consolidated financial statements. As described elsewhere in this annual report, at August 31, 2002 there are certain conditions that currently exist which raise doubt about the validity of this assumption. While we have entered into agreements to raise additional funds, restructure certain obligations and acquire a business and assets, these proposed transactions are subject to regulatory and shareholder approval and are, therefore, not assured. If we fail to complete these proposed transactions or other financing we may be required to significantly reduce or cease operations and liquidate assets, or seek potential buyers.

We have credit facilities with a Canadian chartered bank and loans from subordinated lenders, all of which are secured by charges on our assets. The credit facility balance and certain loans are due on demand pursuant to the original terms of their agreements. We were not in compliance with debt covenants with the debenture holders causing the obligation to be due on demand. The debentures were fully repaid subsequent to year-end.

We record amortization of television programming based upon the ratio that current revenues bear to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. Investment in television programming is recorded at the lower of remaining unamortized film costs and fair value and productions in progress are recorded at the lower of cost and estimated fair value.

Estimates of future television programming revenue and fair value are impacted by changes in general economic or industry conditions and market preferences. These factors are primarily outside of our control. In addition, changes to our distribution operations in the future due to restructuring or other business decisions may impact management's estimates of future cash flows. Management makes its estimates of future cash flows based on its best estimates of future economic conditions as they impact Peace Arch. These estimates are reviewed periodically in accordance with our policies. Significant decreases in future estimates of revenue may result in accelerating amortization of television programming costs or requiring unamortized costs and productions in progress being written down to their fair value, based upon estimated future discounted net cash flows from the related productions or series.

We assess the impairment of identifiable intangible assets, long-lived assets (excluding the investment in television programming which is described above) and related goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important, which could trigger an impairment review, include significant underperformance relative to historical or budgeted strategy, significant negative industry or economic trends, or a significant decline in our stock price or market capitalization for a sustained period of time. When we determine that the carrying value of intangibles, long-lived assets and related goodwill may not be recoverable due to the existence of indicators of impairment, we measure impairment, if any, based upon projected net undiscounted cash flows expected to be generated by those assets.

We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers or note holders are not able to make required payments or if we no longer becomes eligible to receive tax credits claimable under Canadian federal and provincial government assistance programs. Management specifically analyses the age of outstanding customer balances, historical bad debt experience, credit-worthiness and changes in payment terms, and our ability to meet eligibility requirements for government assistance when making estimates of the uncollectability of our accounts and other receivable balances. If we determine that the financial condition of any of our debtors deteriorates, increases in the allowance may be made.

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

In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 00-2 (SOP 00-2). SOP 00-2 establishes new accounting standards for producers or distributors of films including changes in revenue recognition and accounting for exploitation costs, including advertising and marketing expenses. Additionally, in June 2000, the Financial Accounting Standards Board rescinded SFAS 53 "Financial Reporting by Producers and Distributors of Motion Picture Films". Companies that were previously subject to SFAS 53 must now comply with SOP 00-2. Peace Arch was compliant with SFAS 53 reporting. We elected to adopt SOP 00-2 early, and applied the changes retroactively as required under Canadian Generally Accepted Accounting Principles.

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

Due to the timing of U.S. television seasons and the lead-time required to produce and deliver programs, revenues for the third fiscal quarter have historically been lower than in other fiscal quarters. Production services and other, which represented 57% of fiscal 2002 revenues, 17% of fiscal 2001 revenues, and 10% of fiscal 2000 revenues, are not subject to significant seasonal variations.

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

A.       OPERATING RESULTS

REVENUE. We reported an 88% reduction in revenue for fiscal 2002, from $54.9 million to $6.5 million, due to a reduction in the amount of dramatic television programming produced and sold in 2002. Revenue for fiscal 2001 increased by 58% to $54.9 million up from revenue of $34.7 million for the prior comparable year. Due to the worldwide reduction in demand for programming, and reduced cash flow available for development, we have experienced a sharp decline in our production and distribution activities for dramatic television programming, which typically makes up the majority of our revenues. During fiscal 2002 we increased production of lifestyle and documentary programming, which reports less revenues but adds value to our library of television programming.

During fiscal 2002, approximately 43% of revenue was derived from the production and distribution of proprietary programming, compared with 84% in 2001 and 92% in 2000. For fiscal 2002, revenue from proprietary programming decreased by 94% in comparison to fiscal 2001. For fiscal 2001, revenue from proprietary programming increased by 45% in comparison to 2000. During fiscal 2002, we delivered 13 episodes of the second season of our prime-time series "Animal Miracles", eight episodes of our new 13-episode series "Whistler Stories", and our one hour documentary special "Rites of Passage".

Production services revenue represented 55% of total revenue compared with 16% in fiscal 2001 and 8% in fiscal 2000. The increase in the relative amount of service revenues for 2002 was primarily due to the significant decrease in proprietary programming for the year. Production services revenue for fiscal 2002 included delivery of the remaining four episodes of the 13-episode series "Sausage Factory" and for fiscal 2001 included 9 episodes.

Management anticipates that revenue for the first two quarters of fiscal 2003 will reflect a decrease when compared to the comparable quarters of fiscal 2002 due to a reduction in the amount of production services revenues. We anticipate that we will deliver our third 13-episode season of "Animal Miracles", the remaining eight episodes of our 13-episode series "Whistler Stories", and our one-hour documentary specials "Raven in the Sun" and "Fantasy Lands".

AMORTIZATION OF TELEVISION PROGRAMMING. During fiscal 2002 we earned a gross margin (loss) on our proprietary programming of (41%), compared with (11%) for 2001 and 2% for 2000. We periodically review our estimates for future revenue from television programming and adjust amortization accordingly.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense was $3.1 million in fiscal 2002, as compared to $4.5 million in fiscal 2001, representing a decrease of 31% from fiscal 2001. The decrease was primarily due to cost cutting measures, including staff reductions. We have taken further steps to reduce certain selling, general and administrative expenses for fiscal 2003.

BAD DEBT EXPENSE. During fiscal 2001, we guaranteed a loan to a maximum of US$2.1 million on behalf of a co-production partner. At August 31, 2002, the amount of the outstanding related debt was $1.7 million (US$1.1 million). During fiscal 2002, we recognized the obligation as an increase in debt and an increase in receivable from the co-producer. As the amount was not deemed recoverable, the receivable balance was written off.

INTEREST EXPENSE. Interest expense was $2.4 million in fiscal 2002, as compared to $2.3 million in fiscal 2001. Interest expense in fiscal 2002 includes interest on long-term debt of $1.6 million, non-cash amortization of deferred finance and debt discount costs of $0.7 million, and $14,000 of interest on bank indebtedness and other balances. Interest on long-term debt in fiscal 2002 includes $0.1 million related to loans to acquire plant and equipment and $1.5 million related to other long-term debt.

Interest expense increased by 3% in fiscal 2002 over the prior year. The reduction in interest expense for the year due to the substantial repayment of debentures and the repayment of mortgages from the proceeds of the sale of our remaining real estate properties, was offset by the increase in interest rate for the debentures and the restructuring of a non-interest bearing liability of $7.6 million into a 10% interest-bearing term debt.

Interest expense is expected to decrease in fiscal 2003 due to the substantial repayment of debentures bearing interest at rates ranging from 18% to 36%.

In fiscal 2002, $671,000 of interest on bank indebtedness relating to production of our television programs was capitalized. In fiscal 2001 and 2000, interest on bank indebtedness capitalized in each year was $1,066,000 and $82,000, respectively.

TAXES. At August 31, 2002, we had operating losses for tax purposes of $27.0 million which are available for carry forward to future years. The benefits of the tax loss carry-forwards have not been reflected in the financial statements.

DURING FISCAL 2002, WE REPORTED AN EFFECTIVE TAX RATE OF (9.8%) WHICH IS COMPRISED OF THE CORPORATE STATUTORY INCOME TAX RATE OF (40.3%), A (4.1%) INCREASE FROM THE UTILIZATION OF PREVIOUSLY UNRECOGNIZED TAX LOSSES, LESS 5.6% DUE TO NON-DEDUCTIBLE EXPENSES, AND LESS 29.0% FOR THE CHANGE IN VALUATION ALLOWANCE OF FUTURE TAX ASSETS. OUR EFFECTIVE TAX RATE FOR FISCAL 2001 WAS 2.3% (2000 - 8.8%) COMPRISED OF THE STATUTORY INCOME TAX RATE OF (45.0%), AN INCREASE OF (0.4%) FROM THE UTILIZATION OF PREVIOUSLY UNRECOGNIZED TAX LOSSES, LESS 2.4% FOR NON-DEDUCTIBLE EXPENSES, AND LESS 45.3% FOR THE CHANGE IN VALUATION ALLOWANCE OF FUTURE TAX ASSETS.

B.       LIQUIDITY AND CAPITAL RESOURCES

We are required to fund significant expenditures to produce television programs in advance of receipt of revenues from these programs, which are received over an extended period of time after their completion. We typically finance the capitalized costs of our proprietary television programming through presales from customers, borrowings under our bank credit facility, contributions from equity participants and working capital. In the past, we have also funded our capital requirements through the issuance of shares, warrants and debt. We use leases to finance the acquisition of our production equipment.

As at August 31, 2002, we had available cash or cash equivalents of $1.97 million, as compared to $3.98 million as at August 31, 2001.

During fiscal 2002, $20 million was contributed by operating activities, compared to $12.7 and $5.1 million being used for operating activities in 2001 and 2000, respectively. This increase in contribution by operating activities is primarily attributable to $21.7 million inflow from changes in non-cash working capital, primarily due to a $25.3 million reduction in accounts and other receivables, net of other operating items. Included within the operating activities is the 2002 investment in television programming of $1.6 million, compared with $52.1 million in 2001 and $31.6 in 2000. In 2001 and 2000, we reported a use of funds from changes in non-cash working capital of $1.1 million and $2.4 million, respectively.

During fiscal 2002, investing activities contributed cash flow of $5.4 million, compared with a use of cash from investing activities of $0.3 million in 2001 and $1.3 million in 2000. Investing activities for the year were comprised mainly of the sale of our remaining real estate properties. We used $27.4 million in fiscal 2002 for financing activities, comprised of $16.6 million used to repay our senior bank debt and $10.9 million used to repay long-term debt. In fiscal 2001, $12.6 million was contributed from financing activities primarily from the increase in senior bank debt and in 2000, $6.4 million was contributed from financing activities primarily from the issuance of debentures.

We finance our production activities through our $15 million bank credit facility, which bears interest at a rate equal to the Canadian prime rate plus 1% per annum, with monthly payments of interest only drawn under the credit facility. The facility is secured by refundable tax credits and a general security interest on our assets. During fiscal 2002, we reduced borrowings under our credit facility by $16.6 million, compared with an increase in borrowings of $12.7 million in the prior year. As at August 31, 2002 we had $1.86 million outstanding under the credit facility and as at August 31, 2001, we had borrowings of $18.4 million outstanding under the credit facility.

By November 30, 2001, we had repaid $2.2 million of our $7.9 million of our convertible debentures. On November 30, 2001, we refinanced $5.7 million of the debentures and entered into an amended loan agreement to extend the maturity of the debentures to December 31, 2002, from February 16, 2002.

Under the amendment, with the exception of $251,963 of debentures due to our Officers, the interest rate was increased to 36% per annum, compounded monthly, and payable monthly. The amended agreement was structured with no prepayment penalties and we repaid a further $5.2 million during the balance of 2002. Subsequent to August 31, 2002, we repaid the remaining balance of $537,000, including the amounts due to officers.

Our consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of operations. There is substantial doubt about the appropriateness of our use of the "going concern" assumption because of significant losses from operations, material working capital and shareholders' deficiencies as at August 31, 2002, contingency related to the listing of our shares, non-compliance with certain debt covenants, and dependence upon the continued financial support of our secured lenders. Our consolidated financial statements do not reflect adjustments that would be necessary if the "going concern" basis is not appropriate.

Subsequent to August 31, 2002, as part of the Acquisition and Financing Transactions, in December 2002 we entered into the Asset Acquisition agreements to issue Class B Subordinate Voting Shares for the Asset Acquisition for a price of $2.5 million and the Private Placement agreements for cash proceeds of $1.5 million. We also entered into the Debt Restructuring agreements to restructure our $7.6 million term debt, restricting our security to our assets immediately prior to the above transactions, and to limit repayment of this debt to the net income streams from these assets. In the event that there is a balance of the debt remaining on December 31, 2004, the creditor at its option, for a period of 90 days, may convert the debt to our Class B Subordinate Voting Shares at a price equal to the greater of $3.00 and the lesser of the average trading price and $5.00 per share. Finally, as part of the Acquisition and Financing Transactions, we also entered into the Release and Reconstitution of Loan Guarantee agreements to reconstitute our loan guarantee to the Comerica Bank, whereby the Comerica Bank would release us from the guarantee and would be repaid the amount of our guarantee out of the net income streams of the above assets after repayment of the term debt. In the event that there is any amount outstanding under this guarantee on December 31, 2005, the Comerica Bank, at its option, for a period of 90 days, may convert such balance to our Class B Subordinate Voting Shares at a price of $5.00 per share. These Acquisition and Financing Transactions are contingent on each other and are subject to shareholder and regulatory approvals. See "Proposed Acquisition and Financing Transactions" in Item 3D above.

In the event that we do not complete these Acquisition and Financing Transactions, we believe that we will not have adequate resources to meet our cash requirements into 2003. If the business climate does not improve so that we may earn revenues from our library of television programming, and if we are unable to raise capital from outside sources, we would be unable to make the contracted payments or meet the financial covenant requirements of our debt, causing our lenders to demand immediate repayment of our debt obligations. In such event, if we are unable to renegotiate our debt with our creditors, it is likely that we will be unable to continue operations.

RECENT ACCOUNTING PRONOUNCEMENTS

Note 20 to the Consolidated Financial Statements sets forth differences between Canadian GAAP and U.S. GAAP. In addition to the U.S. GAAP issues taken into account in the preparation of Note 20, there have been accounting standards issued by the Financial Accounting Standards Board (the "FASB") or other bodies in the U.S. that may become applicable to our reported results, but have not yet been adopted because such standards are not effective for the periods presented.

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

The weak worldwide market for television programming caused an industry slowdown that is reflected in reduced production activities in the Canadian market place. Based on this market trend, as well as on our increased production of factual programs that result in lower revenues than drama programs, we do not expect proprietary revenues to change significantly from the prior year.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Management as of January 6, 2003

This table sets out, as of January 6, 2003, the names of our Directors and/or Executive Officers. The Directors have served in their respective capacities since their election or appointment on the date stated in the table and will serve until the next Annual General Meeting or until a successor is elected or appointed, unless the office is vacated in accordance with our Articles. The Executive Officers are appointed by the Directors and serve until the earlier of their resignation or removal with or without cause by the Directors. All of our Directors and Executive Officers are residents and citizens of Canada.

NAME                            DIRECTOR SINCE           OFFICE HELD                                         AGE
------------------------------- ------------------------ ------------------------------------------------ ----------
Alan Hibben                     April 9, 2001            Director and Executive/Corporate Governance         49
                                                         and Audit Committees Member
------------------------------- ------------------------ ------------------------------------------------ ----------
Juliet Jones                    February 22, 2001        Director and  President                             37
------------------------------- ------------------------ ------------------------------------------------ ----------
Vincent Lum                     November 19, 1998        Director, Audit and Compensation Committees         43
                                                         Member
------------------------------- ------------------------ ------------------------------------------------ ----------
W.D. Cameron White              February 12, 1993        Director, Chairman, Executive/Corporate             46
                                                         Governance and Green Light Committees Member
------------------------------- ------------------------ ------------------------------------------------ ----------
Gary Howsam                     N/A                      Chief Executive Officer                             51
------------------------------- ------------------------ ------------------------------------------------ ----------

Alan Hibben has been a member of our board since April 2001. Mr. Hibben is the Chief Executive Officer of RBC Capital Partners (RBCP), having joined RBC Capital Partners in 2000. RBCP is the private equity investment arm of the Royal Bank of Canada. Previously, Mr. Hibben was Managing Director of Mergers and Acquisitions with RBC Dominion Securities Inc. from 1996 to 2000.

Juliet Jones has been our President since December 2001. From March 2001 to December 20, 2002 Ms. Jones was our Chief Executive Officer. From 1996 to March 2001 she was our Chief Financial Officer. She has been with us since 1991. Ms. Jones is responsible for conducting our daily affairs, which includes operations management and budgeting, corporate finance, recruitment and training and management of employees.

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

W.D. Cameron White is our Chairman, having joined us on a full-time basis in 1994. Mr. White is also Chairman of the Board and Secretary, and a Director of Manele Bay Ventures Inc. (formerly T & E Theatre.com Inc.), a public company whose shares trade on the TSX Venture Exchange. Formerly Mr. White was a corporate and securities lawyer specializing in mergers and acquisitions and public and private financings for emerging growth companies at White & Associates, Barristers and Solicitors from 1992 to 1994 and at Worrall Scott & Page, Barristers and Solicitors, from 1981 to 1992. Mr. White has been a director since February 1993.

Gary Howsam was appointed our Chief Executive Officer effective December 20, 2002. His appointment is in anticipation of the proposed Asset Acquisition scheduled to close in January 2003. See "Proposed Acquisition and Financing Transactions" in Item 3D above. Mr. Howsam's responsibilities include our daily affairs, which includes all strategic planning, operations management and budgeting, corporate finance, recruitment, training and management of all employees. Mr. Howsam has more than 20 years of executive level experience in the Canadian motion picture industry. From 1997 to present Mr. Howsam is President of Greenlight Film and Television Inc., which develops, finances, produces and distributes feature films. From 1994 to 1997 Mr. Howsam was Chief Executive Officer of Greenlight Communications Inc., a publicly held Toronto company, overseeing its entertainment division. From 1991 to 1997 he was President of Healthlink Communications Inc., a company in the business of healthcare communications. From 1980 to 1987 he was Chairman and Chief Executive Officer of Greenlight Productions Ltd., a film and video production company.

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

Our Board of Directors met nine (9) times in fiscal 2002.

There are no arrangements or understandings between any shareholders, customers, suppliers, or others, pursuant to which any of our Directors or Executive Officers are selected as a Director or Executive Officer.

There are no family relationships between any two or more Directors or Executive Officers. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

Nominees for Directors and Senior Management as of January 20, 2003

In connection with our Annual General Meeting of Shareholders scheduled for January 20, 2003, and in accordance with the terms of the Asset Acquisition, described above under the heading "Operating and Financial Review and Prospects:
Proposed Share Issuance, our management has proposed that, at our Annual General Meeting, currently scheduled for January 20, 2003, the number of our directors be fixed at five (5) for the ensuing year, subject to such increases as may be permitted by our Articles, and that Juliet Jones, Gary Howsam, Richard K. Watson, Nelson Thall, and Jamie Brown be nominated for election to our Board of Directors, conditional upon the Asset Acquisition receiving the approval of our shareholders.

Richard Watson has practiced corporate commercial law in Toronto for over 25 years. During that time, he has been legal counsel for a wide variety of Canadian public and private companies. Mr. Watson has over 20 years of business and advisory experience in the Canadian film industry, working with writers, directors and production companies and has had significant involvement with the financing of Canadian feature films.

Nelson Thall has an extensive business career, including serving as a director of Torstar Corp., McLuhan Institute and Nielsen-Ferns Limited. Mr. Thall also has served in the North American entertainment industry as an independent producer, a manager of talent and an advisor to such companies as Stan Lee Media Inc. Mr. Thall is a well known media critic and social commentator in North America. He studied media science under Marshall McLuhan at the Center for Culture and Technology and St. Michaels College in Toronto.

Jamie Brown is a Canadian producer and writer who resides in London, England. He has produced or executive produced approximately 29 feature films and in the UK is one of the most active producers of U.K. \ Canada co-productions. As a writer, Mr. Brown created several successfully-produced screenplays, supervised story departments on major television series and has published five novels, including a Canadian best-seller. Mr. Brown co-produced two major television series in the Pound Sterling15 million budget region with Peace Arch. Through his contacts in Canada, the U.K. France and Ireland, Jamie has become highly experienced in developing and financing international co-productions.

Committees of the Board of Directors

During fiscal 2002 we had four committees as follows:

AUDIT COMMITTEE: The Audit Committee is comprised of Alan Hibben and Vincent Lum. The Audit Committee's responsibilities include the review of our Annual and quarterly financial statements. Also, the Audit Committee has direct communication channels with the external auditors to discuss and review specific issues as appropriate. They met four times in the last fiscal year.

COMPENSATION COMMITTEE: The Compensation Committee is comprised of Vincent Lum. It is the responsibility of the Compensation Committee to administer the compensation policies related to our executive management. They met three times during the last fiscal year.

EXECUTIVE/CORPORATE GOVERNANCE COMMITTEE: The Executive/Corporate Governance Committee is comprised of W.D. Cameron White and Alan Hibben who are responsible for ensuring that we adhere to the corporate governance polices of the securities regulatory authorities. They make recommendations with respect to the composition of the board of directors. As well, the Committee, working independent of management, reviews strategic proposals including potential mergers, acquisitions and financing scenarios. They did not meet in the last fiscal year.

GREEN-LIGHT COMMITTEE: The Green Light Committee is comprised of W.D. Cameron White and Cecile Frot-Coutaz. Ms. Frot-Coutaz sits on our Board of Directors as an observer of FremantleMedia, however she is not entitled to a vote at the meetings. The Green-Light Committee is responsible for reviewing all projects, ensuring that they are fully funded and ultimately giving authority for them to proceed into production. They met once in the last fiscal year.

B.       COMPENSATION

During fiscal 2001, our Directors were paid a yearly retainer of $5,000. As well, Directors were paid $500 for each Directors' or Committee Meeting attended in person and $300 for each Directors' or Committee Meeting attended by conference call. Chairpersons of any Directors' or Committee Meeting were paid twice that of a non-chair member. For the most recently completed fiscal year ended August 31, 2002, each of our outside Directors and/or Committee Members have agreed to waive all fees and compensation payable for meetings attended, with the exception of Vincent Lum, who is due an amount of $16,500. During the last completed fiscal year, stock options were granted pursuant to our Amended Share Option Plan to Executive Officer Directors to purchase up to 30,000 of our Class B Subordinate Voting Shares at a price of $0.30 per share on or before three years from the date of grant. Such stock options were granted to Executive Officer Directors subject to the approval of amendments to our Amended Share Option Plan by our shareholders, unless an equivalent number of options become available under our Amended Share Option Plan due to the expiry or cancellation of outstanding options. Such equivalent number of options has since become available. No stock options were exercised by any Executive Officer Directors.

The aggregate cash compensation paid or payable to our officers and directors, as a group for services rendered during the fiscal year ended August 31, 2001 was $1,071,309.

Effective November 30, 2001, we entered into an Agreement with Timothy Gamble, terminating his employment. Pursuant to the terms of the Agreement, Mr. Gamble resigned as a director and officer of Peace Arch and all subsidiaries. Under the Agreement, Mr. Gamble was paid, among other things, the amount of $50,000 for services performed with respect to our television series "Animal Miracles". In addition, we entered into a non-exclusive, Independent Contractor Agreement with Mr. Gamble, which engages Mr. Gamble to provide services to us with respect to certain television programs and provides that Mr. Gamble will earn fees from the programs based on certain criteria.

Effective June 19, 2002, we entered into an agreement with Kent Wingerak. The agreement provides that in the event of termination of employment without cause, Mr. Wingerak would receive three (3) months salary in lieu of notice or that, upon written notice, within ninety (90) days of a change of control of Peace Arch, if Mr. Wingerak's position is significantly reduced in stature, he would receive six (6) months salary in lieu of notice. Mr. Wingerak's employment was terminated effective December 17, 2002.


Effective August 1, 2002 we entered into temporary Amendment Agreements with Juliet Jones, Kent Wingerak and certain other employees in connection with their respective Employment Agreements. Pursuant to the Amendment Agreements, a salary reduction was in effect for a term of three (3) months, commencing August 1, 2002 until October 31, 2002. The salaries of Juliet Jones and Kent Wingerak were reduced by 50% during the three-month period. In connection with such salary reductions, a bonus entitlement of up to 50% of three (3) months base salary for Ms. Jones and up to 100% of three (3) months base salary for Mr. Wingerak was implemented upon certain performance criteria being fulfilled and employee stock options were granted.

The following table sets forth all annual and long term compensation for services for the three most recently completed fiscal years as at 31st August 2002 in respect of the Executive Officers named below. As at August 31, 2002 we had three Executive Officers, Juliet Jones, Cam White, and Kent Wingerak. We had no other executive officers, or other individuals, whose total compensation exceeded $100,000 during the fiscal year ended 31st August 2002.

                                                                           LONG TERM COMPENSATION
                                                                     ----------------------------------
                                      Annual Compensation                AWARDS            PAYOUTS
                           ----------------------------------------  ------------------- --------------
NAME AND                                             OTHER ANNUAL    SECURITIES UNDER    LTIP PAYOUTS      ALL OTHER
PRINCIPAL           YEAR     SALARY      BONUS     COMPENSATION ($)   OPTIONS GRANTED         ($)         COMPENSATION
POSITION            [1]       ($)         ($)                               (#)                               ($)
------------------ ------- ----------- ----------- ----------------  ------------------- -------------- -----------------
WD Cameron          2002      Nil         Nil            Nil             10,000[2[            Nil         200,000[8]
White,
Chairman[3]
                   ------------------------------------------------------------------------------------------------------

                    2001    108,333       Nil            Nil             25,000[2]            Nil          91,667[8]
                   ------------------------------------------------------------------------------------------------------

                    2000    200,000     100,000          Nil             25,000[2]            Nil             Nil
-------------------------------------------------------------------------------------------------------------------------
Timothy Gamble[4]
                    2002     50,000       Nil            Nil                Nil               Nil          50,000[9]
                   ------------------------------------------------------------------------------------------------------

                    2001    200,000       Nil            Nil             50,000[2]            Nil             Nil
                   ------------------------------------------------------------------------------------------------------

                    2000    200,000     100,000          Nil             25,000[2]            Nil             Nil
-------------------------------------------------------------------------------------------------------------------------
Juliet Jones,       2002    168,445       Nil            Nil            100,000[2]            Nil             Nil
President and
Chief Executive
Officer[5]
-------------------------------------------------------------------------------------------------------------------------

                                                                           LONG TERM COMPENSATION
                                                                     ----------------------------------
                                        Annual Compensation              AWARDS            PAYOUTS
                           ----------------------------------------- ------------------- --------------
NAME AND                                             OTHER ANNUAL    SECURITIES UNDER    LTIP PAYOUTS      ALL OTHER
PRINCIPAL           YEAR     SALARY      BONUS     COMPENSATION ($)   OPTIONS GRANTED         ($)         COMPENSATION
POSITION            [1]       ($)         ($)                               (#)                               ($)
------------------ ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
                    2001    157,417       Nil            Nil             50,000[2]            Nil             Nil
                   ------------------------------------------------------------------------------------------------------

                    2000    120,000      60,000          Nil             25,000[2]            Nil             Nil
-------------------------------------------------------------------------------------------------------------------------
Garth Albright
Chief Financial     2002    112,626       Nil            Nil                Nil               Nil          30,000[8]
Officer[10]
                   ------------------------------------------------------------------------------------------------------

                    2001     49,520       Nil            Nil             20,000[2]            Nil             Nil
                   ------------------------------------------------------------------------------------------------------

                    2000      N/A         N/A            N/A                N/A               N/A             N/A
-------------------------------------------------------------------------------------------------------------------------
Kent Wingerak.
Executive Vice      2002     86,250    22,500[7]         Nil             35,000[2]            Nil             Nil
President, Peace
Arch Productions
Inc.
                   ------------------------------------------------------------------------------------------------------

                    2001     82,500       Nil            Nil                Nil               Nil             Nil
                   ------------------------------------------------------------------------------------------------------

                    2000      Nil         Nil            Nil             20,000[2]            Nil             Nil
-------------------------------------------------------------------------------------------------------------------------
John Nicolls
Director of         2002     97,867       Nil         2,200[11]             Nil               Nil          30,548[8]
Business
Affairs[12]
                   ------------------------------------------------------------------------------------------------------

                    2001     97,500       Nil            Nil                Nil               Nil             Nil
                   ------------------------------------------------------------------------------------------------------
                    2000     81,000      8,000           Nil              8,500[2]            Nil             Nil
                   ------------------------------------------------------------------------------------------------------


[1]  Ended 31st August.

[2]  Class B Subordinate Voting Shares.

[3]  CEO until 27th March 2001. Chairman from 27th March 2001 to present.

[4]  President until 30th November 2001.

[5] Chief Financial Officer ("CFO") until 27th March 2001. CEO from 27th March 2001 and President/CEO from 1st December 2001 to present.

[6]  Executive In Charge of Production until 5th October 2001.

[7]  Bonus, awarded on successful completion of two films.

[8] Severance payments upon termination of employment, which have been paid in full.

[9]  Consulting fee paid to a company owned by Timothy Gamble.

[10] Chief Financial Officer from April 3, 2001 to August 20, 2002.

[11] Vacation pay upon termination.

[12] Director of Business Affairs from November 23, 1998 to July 31, 2002.


LONG TERM INCENTIVE PLANS --
AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

There were no performance bonuses earned pursuant to long term incentive plans during the most recently completed fiscal year.

Effective May 9, 2001, we eliminated the prior Compensation (Performance Bonus) Plan and implemented a new Compensation (Performance Bonus) Plan available to all employees including Juliet Jones and Timothy Gamble. The new Performance Bonus is not limited in amount and is based on several key indicators including working capital, earnings before interest, depreciation and taxes and free share price cash flow calculation. The performance criteria is predetermined and approved by the Board of Directors each year. The actual bonus calculation and apportionment between employees is recommended by the CEO and is subject to the approval of the Board of Directors.

Pursuant to the Amendment Agreements described above, a bonus entitlement of up to 50% of three (3) months base salary for Ms. Jones and up to 100% of three (3) months base salary for Mr. Wingerak was implemented upon certain performance criteria being fulfilled in connection with temporary salary reductions.


C.       BOARD PRACTICES

See "Directors and Senior Management" above.

D.       EMPLOYEES

As of January 6, 2003, we had 10 full-time permanent employees. We also hire additional personnel on a project-by-project basis in connection with the production of our television programming. We believe that our employee and labor relations are good. None of our full-time employees are members of unions.

E.       SHARE OWNERSHIP

This table describes the beneficial ownership of our Class A Multiple Voting Shares and Class B Subordinate Voting Shares as of January 6, 2003 for all executive officers and directors individually and as a group. This information does not reflect ownership of options or warrants.

                                                          CLASS A        PERCENT        CLASS B        PERCENT
NAME                                                       SHARES        OF CLASS        SHARES        OF CLASS
----                                                      --------       --------       -------        --------
Alan Hibben                                                    0             0%              0             0%
Juliet Jones                                               9,981           0.9%          7,410           0.3%
Vincent Lum                                                    0             0%              0             0
W.D. Cameron White                                        26,376           2.4%         30,776           1.1%
Gary Howsam (1)                                              Nil           N/A             Nil           N/A
Officers and directors as a group (6 persons)             36,357(2)        3.3%         38,186(2)        1.4%

(1)    Does not give effect to proposed Acquisition and Financing Transactions.

(2) Does not include any shares which are issuable upon the exercise of options or warrants.

The complete list of options outstanding to our directors and members of our administration and management is set out below under "Class A Stock Options Outstanding as at January 6, 2003" and "Class B Stock Options Outstanding as at January 6, 2003".

OPTION GRANTS DURING THE MOST
RECENTLY COMPLETED FINANCIAL YEAR

During the most recently completed fiscal year, options to purchase an aggregate of 145,000 Class B shares were granted to the Executive Officers, Directors, and Employees as follows:

NAME OF EXECUTIVE OFFICER    NO. OF CLASS B                               EXERCISE PRICE      NO. OF CLASS B
OR DIRECTOR                  OPTIONS GRANTED         EXPIRATION DATE      ($/SHARE)           OPTIONS EXERCISED
-------------------------    ---------------         ---------------      --------------      -----------------
WD Cameron White              10,000                 Aug. 21, 2005        $0.30                      0
Juliet Jones                 100,000                 Aug. 21, 2005        $0.30                      0
Kent Wingerak                 35,000                 Aug. 21, 2005        $0.30                      0

Except for our Amended Share Option Plan and Compensation (Performance Bonus) Plan, there are no plans in effect pursuant to which cash or non-cash compensation was paid or distributed to Executive Officers during the most recently completed fiscal year or is proposed to be paid or distributed in a subsequent year. We do not have any pension plans or retirement benefit plans.

CLASS A STOCK OPTIONS OUTSTANDING AS AT JANUARY 6, 2003



NAME                         TITLE              EXPIRY DATE                    PRICE        NO. OF A OPTIONS
----                         -----              -----------                    ----         ----------------
J. Jones                     President          March 23, 2003                 $9.50               5,000
Employee                                        March 23, 2003                 $9.50               4,000
Employee                                        March 23, 2003                 $9.50               3,000
Employee                                        March 23, 2003                  9.50               2,000
Employee                                        Nov 19/03                       7.50                 800
V. Lum                       Director           Feb 16/04                      $9.50               5,000
                                                                                     TOTAL        19,800

CLASS B STOCK OPTIONS OUTSTANDING AS AT JANUARY 6, 2003


NAME                              TITLE              EXPIRY DATE              PRICE           NO. OF B OPTIONS
----                              -----              -----------              -----           ----------------
J. Jones                        President              Mar 23/03              $9.50                 5,000
Employee                                               Mar 23/03              $9.50                 4,000
Employee                                               Mar 23/03              $9.50                 3,000
Employee                                               Mar 23/03              $9.50                 2,000
Employee                                               Nov 19/03              $7.50                   800
Employee                                               Feb 16/04              $9.50                 5,000
Employee                                               Jan 13/03              $5.50                15,000
J. Jones                        President              Jan 13/03              $5.50                25,000
Employee                                               Jan 13/03              $5.50                 4,200
Employee                                               Jan 13/03              $5.50                 7,000
V. Lum                          Director                Feb 2/03              $5.00                 7,500
Employee                                              July 27/03              $5.00                20,000
Employee                                              July 27/03              $5.00                 3,000
Employee                                              July 27/03              $5.00                 4,000
Employee                                               Dec 21/03              $3.00                15,000
Employee                                               Dec 21/03              $3.00                 1,000
J. Jones                        President            April 12/04              $3.60                50,000
J. D. Douglas                   Director             April 12/04              $3.60                 7,500
V. Lum                          Director             April 12/04              $3.60                 7,500


NAME                            TITLE                EXPIRY DATE              PRICE           NO. OF B OPTIONS
----                            -----                -----------              -----           ----------------
A. Hibben                       Director             April 12/04              $3.60                 7,500
Employee                                              July 24/04              $4.75                 5,000
Employee                                              July 24/04              $4.75                 5,000
Employee                                               Aug 15/05              $0.30                15,000
J. Jones                        President              Aug 15/05              $0.30                50,000
Employee                                               Aug 15/05              $0.30                15,000
Employee                                               Aug 15/05              $0.30                20,000
Employee                                               Aug 15/05              $0.30                10,000
Employee                                               Aug 15/05              $0.30                20,000
J. Jones                        President              Aug 15/05              $0.30                50,000
Employee                                               Aug 15/05              $0.30                10,000
Employee                                               Aug 15/05              $0.30                15,000
Employee                                               Aug 15/05              $0.30                 7,500
Employee                                               Aug 15/05              $0.30                 7,500
Employee                                               Aug 15/05              $0.30                10,000
Employee                                               Aug 15/05              $0.30                15,000
Employee                                               Aug 15/05              $0.30                 5,000
Employee                                               Aug 15/05              $0.30                 7,500
Employee                                               Aug 15/05              $0.30                10,000
V. Lum                          Director               Aug 15/05              $0.30                10,000
J. D. Douglas                   Director               Aug 15/05              $0.30                10,000
A. Hibben                       Director               Aug 15/05              $0.30                10,000
W. D. C. White                  Chairman               Aug 15/05              $0.30                10,000
                                                                                    TOTAL         519,600

CLASS A WARRANTS OUTSTANDING AS AT JANUARY 6, 2003



DATE OF ISSUANCE OF THE    NUMBER OF WARRANTS      NUMBER OF WARRANTS          EXERCISE       EXPIRY DATE OF
WARRANTS                   ISSUED                  CURRENTLY OUTSTANDING       PRICE          WARRANTS
-----------------------    ------------------      ---------------------       --------       -----------------
August 16, 2000            225,750                 225,118                     $5.00          February 16, 2004
August 16, 2000              6,750                   6,479                     $1.20          February 16, 2004


CLASS B WARRANTS OUTSTANDING AS AT JANUARY 6, 2003




DATE OF ISSUANCE OF THE    NUMBER OF WARRANTS    NUMBER OF WARRANTS            EXERCISE       EXPIRY DATE OF
WARRANTS                   ISSUED                CURRENTLY OUTSTANDING         PRICE          WARRANTS
-------------------------- --------------------- ----------------------------- -------------- ----------------------
August 3, 1999              75,000                75,000                       $6.75(US)      August 3, 2004
-------------------------- --------------------- ----------------------------- -------------- ----------------------
August 16, 2000             40,500                39,958                       $5.00          February 16, 2004
-------------------------- --------------------- ----------------------------- -------------- ----------------------
April 16, 2001             100,000               100,000                       $2.72(US)      April 16, 2006
-------------------------- --------------------- ----------------------------- -------------- ----------------------
November 30, 2001          230,000               230,000                       $1.20          June 30, 2003
-------------------------- --------------------- ----------------------------- -------------- ----------------------

The total amount of securities called for by all such options to purchase Class A Multiple Voting Shares and Class B Subordinate Voting Shares and warrants to purchase Class A Multiple Voting Shares and Class B Subordinate Voting Shares held by directors and officers as a group is 10,000 Class A Multiple Voting Shares and 250,000 Class B Subordinate Voting Shares.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

This table describes the beneficial ownership of our Class A Multiple Voting Shares and Class B Subordinate Voting Shares as of January 6, 2003 for each person known to us to own beneficially more than 5% of either Class A Multiple Voting Shares or Class B Subordinate Voting Shares in the aggregate. This information does not reflect ownership of options or warrants.

                                                          CLASS A        PERCENT        CLASS B        PERCENT
NAME                                                       SHARES        OF CLASS        SHARES        OF CLASS
----                                                      -------        --------       -------        --------
Working Opportunity Fund (EVCC) Ltd.                      160,000         14.7%         160,000          5.7%
RBC Capital Partners                                      127,919         11.7%         139,170          5.0%
Timothy Gamble                                             75,599          6.9%          63,099          2.3%


All of the shareholders set out above are either persons resident in Canada, or companies that are Canadian entities.

To the best of our knowledge, we are not, directly or indirectly, controlled by another corporation, by any foreign government or by any other person. Pursuant to the Share Issuance for the Asset Acquisition described under Acquisition and Financing Transactions in 3D herein, which is subject to various conditions including shareholder and regulatory approvals, a corporation will be issued securities representing approximately 30.8% of the outstanding votes, and approximately 52% of the outstanding shares, which will result in a change of control. To the best of our knowledge there are no other arrangements that could result in a change of control.

B.       RELATED PARTY TRANSACTIONS

As at January 1, 2003, there was no indebtedness of any director, executive officer, senior officer or associate of them to or guaranteed or supported by us or any of our subsidiaries either pursuant to an employee purchase program or otherwise.

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

                                                     AMOUNT OF                           WARRANTS
PURCHASER                                            DEBENTURE
---------                                            ---------        ---------------------------------------
                                                                      CLASS A SHARES           CLASS B SHARES
                                                                      --------------           --------------
Timothy Gamble[4]                                    $200,000         9,000
W.D. Cameron White[5]                                $150,000         6,750
Working Opportunity Fund (EVCC) Ltd. [1]             $1,800,000[2]    40,500                   40,500
BCMC Capital Limited Partnership[3]                  $2,586,000       77,580      38,790[6]
BCMC Capital II Limited Partnership[3]               $1,414,000       42,420      21,210[6]


[1] Derek Douglas, a director until December 17, 2002, is an insider of Working Opportunity Fund (EVCC) Ltd., which in turn was an insider of the Company. The purchasers paid consideration equal to that paid by unrelated parties.

[2] $600,000 of this amount was used to retire a debenture previously held by Working Opportunity Fund (EVCC) Ltd. which was due October 21 2000.

[3] Donald Steele, a director until August 27, 2001, is President of Mercantile Bancorp Limited. Mercantile Bancorp Limited is the management company for BCMC Capital Limited Partnership and BCMC Capital II Limited Partnership.

[4] Director and Senior Officer until November 30, 2001. The purchaser paid consideration equal to that paid by unrelated parties.

[5] Director and Chairman. The purchaser paid consideration equal to that paid by unrelated parties.

[6] These Warrants were cancelled on November 30, 2001, when we repaid the debt in full.

During September and October of 2001, we repaid a portion of our subordinated debt disclosed above. On November 30, 2001, we re-financed a portion of the remaining $5,687,000 outstanding subordinated debt. The Working Opportunity Fund
(EVCC) Ltd. ("WOF") increased its subordinated debt by $3,959,000, of which the proceeds repaid the outstanding indebtedness to BCMC Capital Limited Partnership, BCMC Capital II Limited Partnership and Business Development Bank of Canada. In consideration for advancing these funds and agreeing to extend the loan past its February 2002 due date to December 2002, we agreed to pay WOF cash interest at 36% per annum and to grant them warrants to purchase up to an aggregate 160,000 Class B Subordinate Voting Shares at a price of $1.255 per share on or before June 30 2003. Yad Garcha and John Derek Douglas, two former Directors, are also insiders of WOF, which in turn was an insider of Peace Arch.

As consideration for not requiring the interest rate to be increased from 18% to 36% per annum, we agreed to grant Timothy Gamble, our former President and W.D. Cameron White, our Chairman, warrants to purchase up to 70,000 Class B Subordinate Voting Shares at a price of $1.255 per share on or before June 30, 2003.

As part of the Acquisition and Financing Transactions, in the Asset Acquisition, we have agreed to acquire a portfolio of assets owned and controlled by a company controlled by Gary Howsam, including the ongoing business activities of Greenlight Film and Television Inc. See "Proposed Acquisition and Financing Transactions" in Item 3D above. Gary Howsam, who became our CEO effective December 20, 2002 pursuant to the Acquisition Agreement, is the President of Greenlight Film and Television Inc. Upon closing the Asset Acquisition, as purchase consideration, we would issue 8,333,333 Class B Subordinate Voting Shares to CPC Communications Inc.

As part of the Release and Reconstitution of Loan Guarantee, we have agreed to a reconstitution of a loan guarantee provided to Comerica Bank - California with respect to the guarantee of a loan from Comerica to Big Sound Productions Inc. of the United Kingdom, an unrelated company controlled by Jamie Brown, a nominee for director of the Company.

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

The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Annual Report. The report of KPMG LLP, Chartered Accountants for fiscal 2001 and 2002 is included herein immediately preceding the financial statements.

Legal Proceedings

On October 2, 2001, wholly-owned subsidiaries of Peace Arch started an action against Viacom International, Inc., MTV Networks, VH1 Music First, and others in the British Columbia Supreme Court for damages in the amount of US$2,750,000 and consequential damages arising from the Defendants' failure to honour a contract for the co-financing of the television series Big Sound. Both sides are in the process of amassing documents for production. We have prepared a substantial number of Interrogatories which will be served shortly.

On December 2, 2001 an action was started in the BC Supreme Court against us by Forgotten Kingdom Productions I. Inc., Danny Virtue and Lloyd Simandl, claiming general and specific damages in connection with an alleged promise by us to finance and co-produce a television series entitled Ariana's Quest. The Plaintiffs are seeking damages, including lost fees (estimated at US$1.5 million), lost development costs (estimated at $100,000), breach of contract (estimated at $25,000) and lost profits. It is our opinion that the claim is without merit and counsel for the Plaintiffs has taken no steps since January 2002.

On October 4, 2001, we and our wholly-owned subsidiary, Immortal Productions Inc. ("IPI"), were joined as third parties in an action by Rena Mero against Western International Syndication ("WIS"). The Plaintiff is claiming damages against WIS for use of her likeness and name, unfair competition, commercial misappropriation and other related claims. These claims arise out of an allegedly unauthorized press release and other communications by WIS at the 2001 NATPE convention. WIS has claimed indemnity from us and IPI as well as a number of other third parties including the Plaintiffs' business manager, Arthur Lieberman, who allegedly authorized the press release and cooperated in the other communications. We support the allegations against Lieberman and believe the claims against us and IPI are without merit.

On July 3, 2002, we commenced a suit in United States District Court, Central District of California against WIS, seeking damages in the amount of US$2,470,000 in connection with the syndication by WIS of the television series, The Immortal (the "Series"). WIS has commenced third party proceedings against Hill Top Entertainment, LLC, Victor & Grais and Victor and Grais Productions for money damages and contribution and indemnity. WIS has counterclaimed against us seeking money damages and costs relating to our efforts to syndicate Season I of the Series, money damages due to the fact that Season II of the Series was not produced and on the basis that our underlying rights to the Series are inferior to those of WIS. It is our view that the counterclaim is without merit.

Other than as set out above, we are not currently subject to any legal proceedings which, if determined adversely to us, would have a material adverse effect on our business or results of operations. We may, from time to time, become a party to various legal proceedings arising in the ordinary course of business. We maintain insurance coverage for such matters in amounts that we believe to be adequate.

Dividend Policy

We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future. Our present policy is to retain future earnings for use in operations and the expansion of our business.

ITEM 9   THE OFFER AND LISTING

Not applicable except for Item 9A(4) and Item 9C.

Our Class A Multiple Voting Shares and Class B Subordinate Voting Shares trade on The Toronto Stock Exchange ("TSX") symbols PAE.A and PAE.B respectively. Our Class B Subordinate Voting Shares also trade on The American Stock Exchange, symbol PAE. Our shares commenced trading on the TSX in November 1997 under the symbol "VE". Effective July 19, 1999, our Class A Multiple Voting Shares and Class B Subordinate Voting Shares began trading on the TSX, at which time our Common Shares were delisted. Our Class B Subordinate Voting Shares began trading on AMEX on July 28, 1999.

We have been advised by the TSX that we do not currently meet the minimum requirements for the continued listing of our shares on the exchange. We have been granted a 45 day extension from our original deadline of December 27, 2002 to meet the listing criteria, but the TSX may limit this extension if the proposed Acquisition and Financing Transactions detailed elsewhere in this report are not completed. We believe that we will meet the criteria subject to the completion of these Acquisition and Financing Transactions.

The following table lists the volume of trading as well as the high and low sales prices of our Class A and Class B Shares on the TSX for each of the last nine fiscal quarters in the last two completed fiscal years.

                  TORONTO STOCK EXCHANGE STOCK TRADING ACTIVITY
                             STOCK TRADING ACTIVITY

                                                               AVERAGE
                                                               DAILY
                                                               TRADING       CDN$        CDN$        US$        US$
                                                               VOLUME        HIGH        LOW         HIGH       LOW
                                                               --------      ----        ----        ----       ---
     Fiscal year ended August 31, 2000
         First Quarter - Class A Shares.....................    1,110        7.50        3.80        5.17       2.62
         First Quarter - Class B Shares.....................      602        7.90        3.75        5.44       2.58
         Second Quarter - Class A Shares....................    3,530        9.00        4.00        6.11       2.72
         Second Quarter - Class B Shares....................    2,071        9.05        4.25        6.15       2.89
         Third Quarter - Class A Shares.....................    1,969        8.00        4.05        5.43       2.75
         Third Quarter - Class B Shares.....................      890        7.75        4.20        5.26       2.85
         Fourth Quarter - Class A Shares....................      729        5.00        3.90        3.40       2.65
         Fourth Quarter - Class B Shares....................      407        4.80        2.90        3.26       1.97
     Fiscal year ending August 31, 2001
         First Quarter - Class A Shares.....................    1,223        5.50        2.60        3.74       1.77
         First Quarter - Class B Shares.....................    1,177        5.25        3.90        3.57       2.65
         Second Quarter - Class A Shares....................    1,306        3.25        3.19        2.10       2.06
         Second Quarter - Class B Shares....................    1,509        3.36        3.27        2.17       2.11
         Third Quarter - Class A Shares.....................    2,225        3.95        3.89        2.55       2.51
         Third Quarter - Class B Shares.....................    1,551        4.24        4.15        2.74       2.68
         Fourth Quarter - Class A Shares....................      747        3.93        3.87        2.54       2.50
         Fourth Quarter - Class B Shares....................    1,523        3.92        3.79        2.53       2.45
     Fiscal year ending August 31, 2002
         First Quarter - Class A Shares.....................    1,205        1.68        1.66        1.09       1.07
         First Quarter - Class B Shares.....................    1,809        1.72        1.65        1.11       1.06
         Second Quarter - Class A Shares....................    1,037        1.30        1.00        0.83       0.64
         Second Quarter - Class B Shares....................    1,981        1.25        0.79        0.80       0.51
         Third Quarter - Class A Shares.....................      927        1.10        0.85        0.71       0.54
         Third Quarter - Class B Shares.....................      940        1.05        0.75        0.67       0.48
         Fourth Quarter - Class A Shares....................      316        0.95        0.25        0.61       0.16
         Fourth Quarter - Class B Shares....................      346        0.85        0.25        0.54       0.16
Fiscal Year ending August 31, 2003
         First Quarter - Class A Shares                         1,229        0.55        0.15        0.35       0.10
         First Quarter - Class B Shares                           437        0.35        0.11        0.22       0.07

THE AMERICAN STOCK EXCHANGE:
     Fiscal year ended August 31, 2000:
         First Quarter - Class B Shares.....................    3,045        8.16        3.99        5.62       2.75
         Second Quarter - Class B Shares....................   19,727       10.58        4.05       7.188       2.75
         Third Quarter - Class B Shares.....................    7,881        8.65        4.23       5.875      2.875
         Fourth Quarter - Class B Shares....................    5,302        5.15        3.86        3.50      2.625
     Fiscal Year ending August 31, 2001
         First Quarter - Class B Shares.....................    3,115        5.43        2.76       3.688      1.875
         Second Quarter - Class B Shares....................    6,786        3.48        3.33        2.25       2.15
         Third Quarter - Class B Shares.....................    5,100        4.18        4.09        2.70       2.64

                                                               AVERAGE
                                                               DAILY
                                                               TRADING       CDN$        CDN$        US$        US$
                                                               VOLUME        HIGH        LOW         HIGH       LOW
                                                               --------      ----        ----        ----       ---
         Fourth Quarter - Class B Shares...................     4,610        4.04        3.92        2.61       2.53
     Fiscal Year ending August 31, 2002
         First Quarter - Class B Shares....................     5,367        1.72        1.64        1.11       1.06
         Second Quarter - Class B Shares...................     5,385        1.12        0.48        0.73       0.31
         Third Quarter - Class B Shares....................     2,102        1.17        0.29        0.75       0.45
         Fourth Quarter - Class B Shares                        2,697        0.65        0.16        0.42       0.10
     Fiscal Year ending August 31, 2003....................
         First Quarter - Class B Shares....................     3,812        0.44        0.17        0.28       0.11

Our shares are issued in registered form and the following information is from our registrar and transfer agent, CIBC Mellon Trust Company, located in Vancouver, British Columbia, Canada.

As at August 31, 2002, the shareholders' list for our shares showed 180 Registered Class A shareholders and 185 registered Class B shareholders and 1,091,874 Class A Multiple Voting Shares and 2,795,971 Class B Subordinate Voting Share outstanding. Of these shareholders, 117 holders of Class A Shares and 122 holders of Class B Shares were U.S. residents, owning 499,457 Class A Shares and 1,261,289 Class B Shares representing 45.1% of the Class A and 45.7% of the Class B issued and outstanding shares.

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

D.       EXCHANGE CONTROLS

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the payment of dividends, interest or other payments to non-resident holders of Class B Subordinate Voting Shares ("Class B shares"), other than withholding tax requirements. See "Taxation" for a discussion of these withholding requirements.

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

Different provisions and considerations apply with respect to investment to acquire control of a Canadian business that, as defined in the Act or regulations:

     o Engages in production of uranium and owns an interest in producing uranium property in Canada;

     o    Provides financial services;

     o    Provides transportation services;

     o    Is a cultural business.

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

Upon review of an application for review, the Minister will then determine whether the investment is likely to be of "net benefit to Canada," taking into account the information provided and having regard to certain factors of assessment prescribed under the Act. Among the factors to be considered are:

     o the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada;

     o the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

     o the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

     o the effect of the investment on competition within any industry or industries in Canada;

     o the compatibility of the investment with national industrial, economic and cultural policies, taking into consideration industrial, economic and cultural policy objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

     o the contribution of the investment to Canada's ability to compete in world markets.

See "Information on the Company--Regulatory Considerations--Canadian Content Requirements" for a description of other Canadian and British Columbia ownership requirements.

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

You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the Commission maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the Commission.

You may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above and you may also access them electronically at the Web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

WE ARE REQUIRED TO FILE REPORTS AND OTHER INFORMATION WITH THE SEC UNDER THE SECURITIES EXCHANGE ACT OF 1934. REPORTS AND OTHER INFORMATION FILED BY US WITH THE SEC MAY BE INSPECTED AND COPIED AT THE SEC'S PUBLIC REFERENCE FACILITIES DESCRIBED ABOVE OR THROUGH THE INTERNET AT WWW.SEC.GOV. AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE EXCHANGE ACT PRESCRIBING THE FURNISHING AND CONTENT OF PROXY STATEMENTS AND OUR OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS ARE EXEMPT FROM THE REPORTING AND SHORT-SWING PROFIT RECOVERY PROVISIONS CONTAINED IN SECTION 16 OF THE EXCHANGE ACT. UNDER THE EXCHANGE ACT, AS A FOREIGN PRIVATE ISSUER, WE ARE NOT REQUIRED TO PUBLISH FINANCIAL STATEMENTS AS FREQUENTLY OR AS PROMPTLY AS UNITED STATES COMPANIES.

I.       SUBSIDIARY INFORMATION

See Item 4C of this annual report.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to two main market risks: Interest rate risk and foreign currency exchange risk.

The interest rate risk arises through our $15 million bank credit facility. This facility bears interest at a rate equal to the Canadian prime rate plus 1% per annum. As of August 31, 2002 we had $1.86 million outstanding under the credit facility and for the year then ended we recorded interest expense of $14,000 and capitalized interest of $671,000. As of August 31, 2001, we had borrowings of $18.4 million outstanding under the credit facility and for the year then ended we recorded interest expense of $9,000 and capitalized interest of $1.07 million. The average interest rate for fiscal 2002 was 5.8%. A change of 1% in the average interest rate on this facility would have impacted our fiscal 2002 interest costs by approximately $110,000.

We receive a portion of our revenues from U.S. and international sources in U.S. dollars while costs are payable primarily in Canadian dollars. Accordingly, operating results can be affected by fluctuations in the U.S. dollar exchange rate. Currency exchange rates are determined by market factors beyond our control and may vary substantially during the course of a production. If the Canadian dollar were to strengthen in relation to the U.S. dollar, our effective costs would rise in relation to our revenues. We do not maintain U.S. currency balances in excess of our estimated U.S. payables. From time to time we use derivative instruments to reduce our exposure to foreign currency risk. At the present time we have no derivative instruments outstanding. The average exchange rate for fiscal 2002 was Cdn$1.5724 per US$1.00. A change of 1% in the average exchange rate would have impacted our 2002 net loss by approximately $26,000.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

In November 2001, we were in breach of covenants with the former debenture holders and in November 2001 we renegotiated our remaining obligation of $5,687,000, with certain debt holders having their position repaid and assumed by another existing debt holder. In connection with the renegotiated $5,687,000 debt, we issued warrants to purchase 230,000 Class B shares at an exercise price of $1.20 per share. A value of $212,650 was attributed to the warrants issued and recorded as debt discount and other paid-in capital. This debt discount was being amortized against income as interest expense over the term of the debentures. The debentures bore interest at rates ranging from 18% to 36% percent, and were paid by the due date of December 31, 2002. For accounting purposes, the debt re-negotiation transaction was accounted for as a modification of the original debentures, with any existing unamortized debt discounts and deferred financing costs amortized over the remaining term of the new debt instrument.

At August 31, 2002, we were not in compliance with debt covenants with the debenture holders causing the obligation to be due on demand. The debentures were fully repaid subsequent to year end.

At January 6, 2003 we are in default of payment of principal and interest under our loan agreement with Fremantle Media Enterprises Ltd., causing the entire obligation to be due on demand. As detailed in "Proposed Acquisition and Financing Transactions" in Item 3D herein, we have agreed to a restructuring of the debt due to Fremantle Media Enterprises Ltd. ("Fremantle"), subject to the completion of the Acquisition and Financing Transactions. As at the date of this report, we are indebted to Fremantle in the approximate aggregate principal amount of $7.58 million, accruing interest at a rate of 10% per annum.

Also, as at January 6, 2003 the US$1.075 million balance of a third party loan guaranteed by us was in default. Comerica Bank of California may demand payment under this guarantee. As detailed in "Proposed Acquisition and Financing Transactions" in Item 3D herein, we have agreed to a release and reconstitution of the loan guarantee provided to Comerica, subject to the completion of the Acquisition and Financing Transactions.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not Applicable.

ITEM 15.          CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer and Principal Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14(c) within 90 days of the filing date of this annual report. Based on that evaluation, the Chief Executive Officer and Principal Financial Officer have concluded that these disclosure controls and procedures are effective. There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation.

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


AUDITORS' REPORT TO THE SHAREHOLDERS


We have audited the consolidated balance sheets of Peace Arch Entertainment Group Inc. as at August 31, 2002 and 2001 and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended August 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended August 31, 2002 and 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. With respect to the consolidated financial statements for the year ended August 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that in our opinion these principles have been applied, after giving retroactive effect to the change in accounting for net loss per share as described in note 3(k), on a consistent basis.



/s/ KPMG LLP
Chartered Accountants

Vancouver, Canada
December 6, 2002, except for note 21 which is as of December 17, 2002


COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 2 to the financial statements. Our report to the shareholders dated December 6, 2002, except for note 21 which is as of December 17, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.


/s/ KPMG LLP
Chartered Accountants

Vancouver, Canada
December 6, 2002, except for note 21 which is as of December 17, 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.


                           CONSOLIDATED BALANCE SHEETS
                         AS AT AUGUST 31, 2001 AND 2002



(Expressed in thousands of Canadian dollars)

                                                                                               2001                 2002
                                                                                               ----                 ----
ASSETS

Cash and cash equivalents                                                                   $   3,977            $   1,968
Accounts and other receivables (note 4)                                                        28,203                3,871
Productions in progress                                                                         3,039                1,356
Prepaid expenses and deposits                                                                     459                  206
Investment in television programming (note 5)                                                   3,667                2,332
Property and equipment (note 6)                                                                 7,277                  842
Deferred costs                                                                                    410                  188
Goodwill and trademarks (note 7)                                                                  238                    -
                                                                                            ---------            ---------
                                                                                            $  47,270            $  10,763
                                                                                            =========            =========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Bank indebtedness (note 8)                                                                  $  18,447            $   1,855
Accounts payable and accrued liabilities                                                       12,876                2,650
Deferred revenue (note 17(a))                                                                   3,191                1,197
Deferred gain (note 9)                                                                              -                  436
Debt (note 12)                                                                                 11,215                9,892
                                                                                            ---------            ---------
                                                                                               45,729               16,030
                                                                                            ---------            ---------
Shareholders' equity (deficiency):
  Share capital (note 13)                                                                      31,870               31,870
  Authorized:
    100,000,000 Class A Multiple Voting Shares without par value Issued -
      1,091,875 (August 31, 2001 - 1,105,875)
    100,000,000 Class B Subordinate Voting Shares without par value Issued -
      2,795,969 (August 31, 2001 - 2,781,969)
    25,000,000 Preference Shares, issuable in series without par value
      Issued - nil
  Other paid-in capital (note 12)                                                                 467                  680
  Deficit                                                                                     (30,796)             (37,817)
                                                                                            ---------            ---------
                                                                                                1,541               (5,267)
                                                                                            ---------            ---------
                                                                                            $  47,270            $  10,763
                                                                                            =========            =========


Future operations (note 2)
Commitments and contingencies (notes 17)
Subsequent events (note 21)


/s/ Cameron White                                    /s/ Juliet Jones
Cameron White                                        Juliet Jones
Director                                             Director

               The accompanying notes are an integral part of the
                       consolidated financial statements

      PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.


                      CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE YEARS ENDED AUGUST 31, 2000, 2001 AND 2002



(Expressed in thousands of Canadian dollars except per share information)

                                                                        2000                  2001                  2002
                                                                        ----                  ----                  ----
Revenue                                                              $   34,663           $   54,900            $    6,494

Expenses:
  Amortization of television programming and Production
    costs (note 3(d))                                                    31,144               57,612                 6,639
  Other costs of production and sales                                     2,157                1,755                   615
  Other amortization                                                        781                  748                   476
  Selling, general and administrative                                     3,668                4,521                 3,101
  Bad debt (note 17(b))                                                       -                    -                 1,675
                                                                     ----------           ----------            ----------
                                                                         37,750               64,636                12,506
                                                                     ----------           ----------            ----------
Loss from operations before undernoted                                   (3,087)              (9,736)               (6,012)

Interest income                                                             775                  499                   597
Interest expense (note 14)                                                 (963)              (2,295)               (2,364)
Loss on write-down of assets (note 7)                                         -               (2,665)                 (166)
Gain on sale of assets (note 9)                                             272                  233                   176
                                                                     ----------           ----------            ----------
                                                                             84               (4,228)               (1,757)
                                                                     ----------           ----------            ----------

Loss before income taxes                                                 (3,003)             (13,964)               (7,769)
Income tax expense (recovery)  (note 11)                                    265                  316                  (748)
                                                                     ----------           ----------            ----------

Net loss                                                             $   (3,268)          $  (14,280)           $   (7,021)
                                                                     ==========           ==========            ==========
Basic net loss per common share (note 15)                            $    (0.86)          $    (3.71)           $    (1.81)
                                                                     ==========           ==========            ==========
Diluted loss per common share (note 15)                              $    (0.86)          $    (3.71)           $    (1.81)
                                                                     ==========           ==========            ==========



               The accompanying notes are an integral part of the
                       consolidated financial statements

      PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.


                       CONSOLIDATED STATEMENTS OF DEFICIT
               FOR THE YEARS ENDED AUGUST 31, 2000, 2001 AND 2002



(Expressed in thousands of Canadian dollars)

                                                                        2000                   2001                 2002
                                                                        ----                   ----                 ----
Balance, beginning of year                                          $   (13,248)          $   (16,516)          $   (30,796)

Net loss for the year                                                    (3,268)              (14,280)               (7,021)
                                                                    -----------           -----------           -----------
Balance, end of year                                                $   (16,516)          $   (30,796)          $   (37,817)
                                                                    ===========           ===========           ===========





               The accompanying notes are an integral part of the
                       consolidated financial statements

      PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                      PEACE ARCH ENTERTAINMENT GROUP INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED AUGUST 31, 2000, 2001 AND 2002

(Expressed in thousands of Canadian dollars)

                                                                        2000             2001               2002
                                                                        ----             ----               ----
Operating activities:
    Net loss ............................................          $ (3,268)          $(14,280)          $ (7,021)
    Items not involving cash:
       Amortization of television programming (note 3(d))            31,144             50,970              4,070
       Amortization of deferred finance costs ...........                28                358                470
       Other amortization ...............................               781                748                476
       Interest on debt discount ........................                48                221                250
       Future income taxes ..............................              (124)                --                 --
       Loss (gain) on sale of assets ....................               290               (233)              (176)
       Loss on write-down of assets (note 7) ............                --              2,665                166
       Bad debt (note 17(b)) ............................                --                 --              1,675
    Investment in television programming ................           (31,599)           (52,077)            (1,577)
    Changes in non-cash operating working capital
    (note 16) ...........................................            (2,361)            (1,105)            21,674
                                                                   --------           --------           --------
                                                                     (5,061)           (12,733)            20,007
                                                                   --------           --------           --------
Investing activities:
    Increase in deferred costs ..........................              (998)              (142)              (430)
    Increase in goodwill and trademarks .................               (39)               (17)                (1)
    Property and equipment acquired .....................              (589)              (178)               (44)
    Reduction of note receivable ........................               817                 --                 --
    Proceeds on sale of assets, net (note 9) ............                --                 --              5,870
    Acquisition of assets (note 10) .....................              (477)                --                 --
                                                                   --------           --------           --------
                                                                     (1,286)              (337)             5,395
                                                                   --------           --------           --------
Financing activities:
    Issue of common shares, net .........................               191                196                 --
    Increase in loans due to directors
        and shareholders ................................               350                 --                 --
    Increase (decrease) in bank indebtedness ............            (1,135)            12,650            (16,592)
    Increase in debt ....................................             7,817                 --                 --
    Repayment of debt ...................................              (872)              (258)           (10,819)
                                                                   --------           --------           --------
                                                                      6,351             12,588            (27,411)
                                                                   --------           --------           --------
Increase (decrease) in cash and cash equivalents ........                 4               (482)            (2,009)
Cash and cash equivalents, beginning of year ............             4,455              4,459              3,977
                                                                   --------           --------           --------
Cash and cash equivalents, end of year ..................          $  4,459           $  3,977           $  1,968
                                                                   ========           ========           ========
Supplementary information:
     Interest paid (net of amounts capitalized) .........          $    787           $  1,217           $  1,978
     Income taxes paid ..................................               505                 12                 18
     Income taxes received ..............................               242                  8                349
     Non-cash transactions:
         Conversion of an accounts payable to debt ......                --                 --              6,626
         Increase in investment in television
           programming and debt .........................                --                 --              1,158
         Increase in note receivable on sale of
           property (note 9) ............................                --                 --              1,000
         Increase in liabilities and receivable from
           co-producer (note 17(b)) .....................                --                 --              1,675
         Discounts on debt ..............................                --                332                213


               The accompanying notes are an integral part of the
                       consolidated financial statements

     PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

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


2.   FUTURE OPERATIONS

     These consolidated financial statements have been prepared on the "going concern" basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the "going concern" basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations or, in the absence of adequate cash flows from operations, obtaining additional financing to meet its obligations as they come due. There is substantial doubt about the appropriateness of the Company's use of the "going concern" assumption because of the significant losses from operations, material working capital and shareholder deficiencies as at August 31, 2002, contingency related to the listing of its shares (17(e)), non-compliance with certain debt covenants and dependence upon the continued financial support of its secured lenders. The Company only has sufficient cash resources to maintain its current level of operations until December 2002. As a result of these factors, realization of assets and discharge of liabilities are subject to significant uncertainty.

     Significant restructuring initiatives, including staff reductions, were carried out during the year ended August 31, 2002 in an effort to reduce operating costs. Management continues to review operations in order to identify additional strategies, including further cost reductions and obtaining future sales contracts, to increase cash flow, improve the Company's financial position and enable timely discharge of the Company's obligations. The Company has entered into a term sheet for a potential financing and restructuring transaction (note 21). There is no assurance the Company will be successful in its restructuring initiatives, its financing efforts and in achieving profitable operations. If the Company is unsuccessful, the Company may be required to significantly reduce or cease operations and liquidate assets or seek potential buyers of the Company.

     The Company has credit facilities with a Canadian chartered bank and loans from subordinated lenders, all of which are secured by charges on the assets of the Company. As discussed in notes 8 and 12, the credit facility balance and certain loans are due on demand pursuant to the original terms of their agreements. The Company was not in compliance with certain loan covenants at August 31, 2002. There is also no assurance that the Company will remain in compliance with its other debt covenants and repayment requirements, which if violated could result in such obligations being immediately due and payable.

     These consolidated financial statements do not reflect adjustments that would be necessary if the "going concern" basis is not appropriate. If the "going concern" basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. Additionally, the amounts reported could materially change because of any plan of reorganization in the future, since the reported amounts in the consolidated financial statements do not give effect to adjustments to the carrying value of the underlying assets or amounts of liabilities that may ultimately result.





      PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

3.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  Basis of Presentation

          The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in Canada and, except as explained and quantified in note 20, comply, in all material respects, with generally accepted accounting principles in the United States of America.

          These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany balances and transactions have been eliminated.

     (b)  Revenue Recognition

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

     (d)  Investment in Television Programming and Productions in Progress

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

     (e)  Property and Equipment

          Property and equipment are stated at cost and amortized on the following basis:

          Buildings..............................................................5% declining balance
          Computers, furniture and equipment.....................................20% declining balance
          Production equipment...................................................20% declining balance
          Other..................................................................2-5 year straight line

          Equipment under capital lease is amortized using the above rates.

          The Company monitors the recoverability of long-lived assets based upon factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the asset exceeds the undiscounted estimate of future cash flows from the asset.

     (f)  Deferred Costs

          Deferred costs represent financing costs, which are amortized to interest expense over the term of the related financing, and development costs incurred on projects prior to production. Upon commencement of production, the development costs are reclassified to productions in progress. Development costs are written off when it is determined that they will not be recovered, normally within three years of the first capitalized transaction for each project not yet set for production.

     (g)  Goodwill

          Goodwill is amortized on a straight-line basis over 10 years. Management performs annual assessments to determine whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. When the future cash flows are less than the carrying value, the excess is charged against income.

          Effective July 1, 2001, the Company adopted the provisions of the Canadian Institute of Chartered Accountants recommendations under Handbook 1581 "Business Combinations", and certain provisions of Handbook 3062 "Goodwill and Other Intangible Assets", as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. Handbook 1581 requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. Handbook 3062 changes the accounting for goodwill from an amortization method to an annual impairment test and is required for goodwill arising on business combinations made after June 30, 2001 and, otherwise to the Company will be applied prospectively effective September 1, 2002. Under Handbook 3062, the Company is required to perform an initial benchmark test of impairment within six months of adoption and subsequent annual tests of goodwill will be at the reporting unit level. If the carrying value of goodwill of a reporting unit exceeds the fair value of the reporting unit's goodwill, the carrying value must be written down to fair value.

     (h)  Government Assistance

          The Company has access to several government programs that are designed to assist film and television production in Canada. Amounts received in respect of government programs are recorded as revenue in accordance with the Company's revenue recognition policy for completed film and television programs. Refundable tax credits are recorded as a reduction of the cost of related films as described in note 3(d).

     (i)  Income Taxes

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

     (j)  Foreign Currency Translation

          The Company's functional currency is the Canadian dollar. Foreign currency denominated monetary assets and liabilities are translated into Canadian dollars at exchange rates in effect at the end of the period. Revenues and expenses are translated at exchange rates in effect at the time of the transaction. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities, which are deferred and amortized over the life of the asset or liability. For each of the fiscal years presented, the Company has no long-term monetary assets or liabilities denominated in a foreign currency.

     (k)  Net Earnings (Loss) per Common Share

          Effective September 1, 2001, the Company adopted the new Canadian Institute of Chartered Accountants recommendations relating to the calculation and disclosure of net earnings (loss) per share. The new recommendations have been applied retroactively and did not require a change to previously reported amounts. Under the revised policy, the calculation of basic net earnings (loss) per share has not been impacted. Basic net earnings (loss) per share is computed using the weighted average number of common shares outstanding during the periods. Under the new recommendations, the treasury stock method is used for the calculation of diluted net earnings (loss) per share instead of the imputed income approach used previously. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

          Shares that are contingently returnable to treasury are excluded from the weighted average number of shares outstanding for purposes of the calculation of basic earnings per share for all periods prior to the period in which the contingency is resolved and the shares are releasable from escrow. Contingent returnable shares are included in diluted earnings per share prior to release if conditions for their release have been achieved or would be if the contingency was not determined as at a later date.

     (l)  Stock-Based Compensation

          The Company accounts for stock-based compensation granted to certain directors, employees and other service providers in exchange for services rendered using the intrinsic value method set out in APB Opinion No. 25 and related interpretations. Under this method, compensation expense is recorded on the date of grant only if the then current market price of the underlying stock exceeds the exercise price. As the Company's policy is to grant options and warrants with the exercise prices equal to the market price of the underlying stock on the date of grant, no expense is typically recognized for these type of awards.

     (m)  Comparative Figures

          Certain comparative figures have been restated to conform to the basis of presentation adopted for the current year. For fiscal 2002, interest revenue earned on refundable tax credits have been reclassified from revenues to interest income.

     (n)  Use of Estimates

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

          Productions in progress, goodwill, and accounts and tax credits receivable are asset accounts that also require significant use of management estimates to determine recoverability.


4.   ACCOUNTS AND OTHER RECEIVABLES

                                        2001              2002
                                        ----              ----
     Trade receivables                 $ 4,448          $   559

     Note receivable (note 9)               --            1,000
     Tax credits receivable             23,729            2,312
     Income taxes recoverable               26               --
                                       -------          -------
                                       $28,203          $ 3,871
                                       =======          =======


     Tax credits receivable are federal and provincial refundable tax credits related to specific film productions in Canada. The credits are recorded as a reduction to the related investment in television programming in the period in which the related production is completed and then amortized in accordance with note 3(d). All amounts are subject to final determination by the relevant tax authorities. During the year, tax credits aggregating $1,752,020 were recorded (2001 - $13,538,134).


5.   INVESTMENT IN TELEVISION PROGRAMMING

                                              2001                                          2002
                                -------------------------------               -------------------------------
                                                    ACCUMULATED                                   ACCUMULATED
                                  COST             AMORTIZATION                 COST              MORTIZATION
                                --------           ------------               --------            -----------
     Television movies          $  7,910               $  6,376               $  8,274               $  7,213
     Television series           164,926                162,793                167,297                166,026
                                 172,836                169,169                175,571                173,239
     Net book value                                    $  3,667                                      $  2,332

     Investment in television programming is expected to be amortized not less than 80% within the next three years. The Company expects amortization of August 31, 2002 completed films will be approximately $2,000,000 in the next fiscal year ending August 31, 2003.

     As at August 31, 2002, the Company has no accrued participation costs that it expects to pay in the next year.

6.   PROPERTY AND EQUIPMENT

                                                                          2001                              2002
                                                                  ------------------------        --------------------------
                                                                               ACCUMULATED                       ACCUMULATED
                                                                    COST      AMORTIZATION            COST      AMORTIZATION
                                                                  ---------   ------------         ---------    ------------
     Land                                                         $   5,203       $       -           $    -         $     -
     Buildings                                                        1,229             231                -               -
     Computers, furniture and equipment                                 488             322              483             341
     Production equipment                                             1,352             799            1,366             911
     Equipment under capital lease                                      325             108              267             113
     Other                                                              192              52              161              70
                                                                  ---------       ---------           ------         -------
                                                                      8,789           1,512            2,277           1,435
                                                                  ---------       ---------           ------         -------
     Net book value                                                               $   7,277                          $   842
                                                                                  =========                          =======


During the year ended August 31, 2002, the Company sold its remaining two buildings (note 9).


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

     The Company recorded additional goodwill at the time the performance shares were releasable from escrow. During the year ended August 31, 1998, 200,000 of the performance shares were released from escrow, resulting in an increase in purchase goodwill and share capital of $1,980,000. During the year ended August 31, 1999, the remaining 150,000 performance shares were earned and additional purchase goodwill and share capital in the amount of $802,500 was recorded. On September 28, 1999, the remaining 150,000 shares were released from escrow.

     During the year ended August 31, 2001, the Company wrote off the remaining unamortized cost of goodwill of $2,665,000 related to its 1996 acquisition of Peace Arch Productions Inc. (formerly Sugar Entertainment Ltd.) in accordance with Company policy as described in note 3(g).

     During the year ended August 31, 2002, the Company wrote off the remaining unamortized cost of goodwill of $166,000 related to its 1995 acquisition of The Eyes Multimedia Productions Inc. in accordance with Company policy as described in note 3(g).


8.   BANK INDEBTEDNESS

     Bank indebtedness is drawn under a credit facility of up to $15 million (August 31, 2001 - $29.5 million) for production financing and is comprised of demand loans bearing interest at prime plus 1% per annum with monthly payments of interest drawn under the credit facility. As at August 31, 2002, the prime rate was 4.50% (August 31, 2001 - 5.75%). The loans are secured by the refundable tax credits of $2,311,902, accounts receivable of $274,370, and distribution rights of the film properties with a carrying value of $2,218,845 as of August 31, 2002 to which the loans relate and a first priority general security agreement covering the assets of the Company.

9.   DEFERRED GAIN

     In August 1999, the Company sold one of its three properties for gross proceeds of $3,265,000. As consideration, the Company received cash in the amount of $550,000 and a note in the amount of $817,295 bearing interest at 12% per annum. The principal was due and repaid in the year ended August 31, 2000. The gain on the sale in excess of the present value of the minimum lease payments, being $284,528, was realized in 1999. The remaining amount of the gain on sale of $513,493 was deferred and amortized over the two-year minimum lease term. As at August 31, 2001, the deferred gain had been fully amortized.

     During the year ended August 31, 2002, the Company sold its remaining two properties. In October 2001, the first property was sold for gross proceeds of $2,313,000 and realized a gain on the sale of $88,322. In January 2002, the second property was sold for gross proceeds of $4,722,200. As consideration, the Company received cash in the amount of $3,722,200 and a note in the amount of $1,000,000 bearing interest at 9% per annum commencing January 10, 2002. The note receivable secured by a second mortgage on the real property. The principal is due and payable January 1, 2004. At August 31, 2002, the Company continues to occupy the second property through an operating lease arrangement. As the present value of the minimum lease payments is greater than the gain on the sale of $523,483, the gain was deferred and is being amortized over the four-year minimum lease term. As at August 31, 2002, the unamortized balance of the deferred gain was $436,236.


10.  ACQUISITION OF MVP MOVIE VISTA PRODUCTIONS INC.

     Effective August 31, 2000, the Company acquired 100% of the issued and outstanding shares of MVP Movie Vista Productions Inc. for cash consideration of $476,975. Assets acquired included film rights and tax loss carry-forwards valued at $1,566,762. The benefit of the tax loss carry-forwards has not been recognized in the financial statements.


11.  FUTURE INCOME TAXES

     Temporary differences give rise to the following future income tax assets and liabilities at August 31:


                                                                                               2001                2002
                                                                                            -------            --------
     FUTURE INCOME TAX ASSETS:

     Property and equipment                                                                 $   119             $   115
     Share issue costs                                                                          298                 193
     Investment in television programming                                                       278               1,330
     Deferred gain                                                                                2                   1
     Other                                                                                      112                 109
     Losses available for future periods                                                      9,110              10,313
                                                                                            -------             -------
     Gross future tax assets                                                                  9,919              12,061
     Valuation allowance                                                                     (9,851)            (11,996)
                                                                                            -------             -------
     Net future income tax assets                                                                68                  65

     FUTURE INCOME TAX LIABILITIES:
     Property and equipment                                                                     (68)                (65)
     Investment in television programming                                                         -                   -
     Other                                                                                        -                   -
                                                                                            -------             -------
                                                                                            $     -             $     -
                                                                                            =======             =======

     At August 31, 2002 the Company has approximately $26,952,000 in non-capital losses available for deduction against taxable income in future years. These losses expire as follows:

               2003                                             $     265
               2004                                                   393
               2005                                                   919
               2006                                                 1,358
               2007                                                 1,337
               2008                                                16,779
               2009                                                 5,901
                                                                ---------
                                                                $  26,952
                                                                =========


     The differences between the effective tax rate reflected in the provision for income taxes and the Canadian statutory income tax rate are as follows:

                                                                                          YEARS ENDED AUGUST 31,
                                                                                 -----------------------------------------
                                                                                 2000              2001             2002
                                                                                 ----              ----             ----
     Corporate statutory income tax rate                                         (45.6)%           (45.0)%          (40.3)%
     Add (deduct) the effect of:
         Utilization of previously unrecognized tax losses                        (7.4)             (0.4)            (4.1)
         Expenses not deductible for income tax purposes                          13.5               2.4              5.6
         Change in valuation allowance on future tax assets                       48.3              45.3             29.0
                                                                                 -----             -----            -----
    Effective tax rate                                                            8.8%              2.3%            (9.8)%
                                                                                 =====             =====            =====

12.  DEBT

                                                                                                          2001           2002
                                                                                                          ----           ----
     (i)  Mortgage due Nov 1, 2001 bearing interest at 7.55% per annum with aggregate monthly payments of principal and interest of $9, secured by
          a first mortgage on property.                                                               $   863         $     -

     (ii) Mortgage due March 1, 2002 bearing interest at 7.95% per annum with aggregate monthly payments of principal and interest of $25,
          secured by a first mortgage on property.                                                      2,392               -

     (iii)Debentures having a face value of $7,900 (recorded net of deemed debt discount) bearing interest at 14% per annum, payable quarterly, and 4% interest compounded quarterly, payable at maturity. The debt is secured by a charge on the assets of the Company, and is due Feb 16,
          2002 (notes 13(c)(ii) and 13(c)(iii)).                                                        7,799               -

     (iv) Debentures having an original face value of $5,687 (recorded net of deemed debt discount) bearing interest from 18% to 36% per annum, payable monthly. The debt is secured by a charge on the assets of the
          Company, subordinated to bank indebtedness (note 8) and due Dec 31, 2002.                         -             537

     (v)  Term loan, bearing interest at 10% per annum, 8.5% payable monthly, and accruing 1.5% monthly and payable at such time as the debentures
          (iv) have been paid in full. The term loan, secured by a charge on the personal property of the Company, subordinated to debentures (iv) and
          bank indebtedness (note 8), and a secured interest in certain copyrights to                       -           7,606
          productions, due Jun 30, 2004.

    (vi)  Bank guarantee with Comerica Bank to a maximum of US$2,074 on behalf of a co-production partner, bearing interest at U.S. prime plus 1.5%
          per annum, payable monthly, secured by a charge on the assets of the
          co-production partner (note 5).                                                                   -           1,675

    (vii) Capital leases to purchase equipment, bearing interest from 7.2 to
          10.2% per annum, secured by the equipment acquired.                                             161              74
                                                                                                     --------         -------
                                                                                                     $ 11,215         $ 9,892
                                                                                                     ========         =======


     Of the $7,900,000 debentures issued (note 12(iii)), $350,000 was to related parties. Included with the issuance were warrants to purchase 210,000 Class A and 27,000 Class B shares at an exercise price of $5.00 per share (note 13(c)(ii)). A value of $322,000 was attributed to the warrants issued and recorded as debt discount and other paid-in capital. This debt discount was amortized against income as interest expense over the term of the debentures. As at August 31, 2002, the debt discount has been fully amortized. Also in connection with the debt issue, the Company granted as contingent compensation warrants to purchase 105,000 Class A and 13,500 Class B shares at an exercise price of $5.00 per share (note 13(c)(ii)). The warrants were only exercisable if the lenders agreed to an extension of the original maturity date of the debentures on February 16, 2002. Subsequent to August 31, 2001, the Company entered into a new loan agreement and cancelled 83,403 Class A and 542 Class B warrants granted as contingent consideration. Of the remaining 21,597 Class A warrants and 12,958 Class B warrants, 6,479 Class A warrants were re-priced to $1.20 and expire February 16, 2004.

     As a result of breach of covenants with the former debenture holders (note 12(iii)), in November 2001 the Company renegotiated its remaining obligation of $5,687,000, with certain debt holders having their position repaid and assumed by another existing debt holder. Included with the renegotiated $5,687,000 debt (note 12(iv)) were warrants to purchase 230,000 Class B shares at an exercise price of $1.20 per share (note 13(c)(v)). A value of $212,650 has been attributed to the warrants issued and recorded as debt discount and other paid-in capital. This debt discount is being amortized against income as interest expense over the term of the debentures, and has a current unamortized value of approximately $65,513. The debentures bear interest at rates ranging from 18% to 36% percent, are due December 31, 2002 and require earlier payments of principal upon cash flow collections from certain current and future refundable tax credits claims, proceeds from certain asset sales received and other transactions by the Company. For accounting purposes, the debt re-negotiation transaction was accounted for as a modification of the original debentures, with any existing unamortized debt discounts and deferred financing costs amortized over the remaining term of the new debt instrument.

     At August 31, 2002, the Company was not in compliance with debt covenants with the debenture holders causing the obligation to be due on demand. The debentures were fully repaid subsequent to year end (note 21(b)).

     Included in debt outstanding at August 31, 2002 (notes 12(iii) and 12(iv)) are amounts owing to related party shareholders of $581,963 (2001 - $2,150,000)

     During the year-ended August 31, 2002, the Company entered into an agreement with an existing trade creditor whereby the creditor agreed to exchange its trade payable balance of $7,783,470 for a long-term promissory note obligation (note 12(v) having a security interest in copyrights to certain productions. The promissory note bears interest at 10% per annum and matures June 30, 2004. Subsequent to August 31, 2002 and pursuant to the promissory note obligation, the Company failed to make payments of principal of $500,000 and also interest owing. The Company has entered into a proposed debt restructuring transaction with this creditor subsequent to August 31, 2002 (note 21(a)(iii)).

     The Company is also required to make other future principal repayments as follows:

     December 31, 2002                                                                                          1,000,000
     June 30, 2003                                                                                              1,000,000
     December 31, 2003                                                                                          1,000,000
     March 31, 2004                                                                                             1,500,000
     June 30, 2004                                                                                              2,606,000
                                                                                                                =========


     The creditor is entitled to accelerated repayments under certain situations, including the right to 100% of amounts collected by the Company on the $1,000,000 note receivable (note 4).

     Principal due in each of the next five fiscal years ending August 31 on debt is approximately as follows:

     2003                                                                                                       $  4,786
     2004                                                                                                          5,106
     2005                                                                                                              -
     2006                                                                                                              -
     2007                                                                                                              -
                                                                                                                ---------
                                                                                                                $  9,892
                                                                                                                =========

13.  SHARE CAPITAL

     (a)  Issued

          Class A shares are entitled to ten votes per share and Class B shares are entitled to one vote per share. Each Class A share is convertible at any time into one Class B share at the option of the holder. The information in these consolidated financial statements has been restated to reflect the share consolidation and reclassification.

                                                              CLASS A                       CLASS B
                                                      -------------------------    -------------------------
                                                       NUMBER OF                    NUMBER OF                       TOTAL
                                                        SHARES           AMOUNT      SHARES           AMOUNT        AMOUNT
                                                      -----------        ------    ----------         ------       -------
     Balance, August 31, 1999                           1,517,965        13,682    2,267,978          17,796        31,478

     Change during the year:
     Issued for cash on exercise of stock options               -             -       36,800             202           202
     Converted                                           (130,174)       (1,173)     130,175           1,173             -
     Less share issue costs, net of tax benefit                 -            29            -             (35)           (6)
                                                        ---------      --------    ---------        --------      --------

     Balance, August 31, 2000                           1,387,791        12,538    2,434,953          19,136        31,674

     Change during the year:
     Issued for cash on exercise of stock options               -             -       65,100             196           196
     Converted                                           (281,916)       (2,611)     281,916           2,611             -
     Less share issue costs, net of tax benefit                 -            63            -             (63)            -
                                                        ---------      --------    ---------        --------      --------

     Balance, August 31, 2001                           1,105,875         9,990    2,781,969          21,880        31,870

     Change during the year:
     Converted                                            (14,000)         (129)      14,000             129             -
     Less share issue costs, net of tax benefit                 -             3            -              (3)            -
                                                        ---------      --------    ---------        --------      --------

     Balance, August 31, 2002                           1,091,875      $  9,864    2,795,969        $ 22,006      $ 31,870
                                                        =========      ========    =========        ========      ========

     (b)  Options

          In 1997, the Company adopted a stock option plan (the "Plan") pursuant to which the Company's Board of Directors may grant stock options to officers and key employees. The Plan authorizes grants of options to purchase up to 115,950 Class A and 650,000 Class B shares authorized but unissued common stock. Stock options are granted with an exercise price in Canadian dollars equal to the stock's fair market value at the date of grant. All stock options have terms between three and five years and vest and become fully exercisable immediately or after up to 21 months.

          As at August 31, 2002, the following stock options were outstanding.

     -------------------------------------------------------------------------------------------------------------------
                                            EXERCISE          OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                                               PRICE        ------------------------           -------------------------
     Expiry Date                           PER SHARE        CLASS A          CLASS B           CLASS A          CLASS B
     -----------                           ---------        --------         -------           -------          --------
     January 13, 2003                           5.50               -          106,700                 -          106,700
     February 2, 2003                        US 5.00               -           10,500                 -           10,500
     March 23, 2003                             9.50          28,000           28,000            28,000           28,000
     July 27, 2003                              5.00               -           27,000                 -           27,000
     November 19, 2003                          7.50           2,800            2,800             2,800            2,800
     December 21, 2003                          3.00               -           14,100                 -           14,100
     February 16, 2004                          9.50           5,000            5,000             5,000            5,000
     March 29, 2004                             3.35               -           25,000                 -           25,000
     April 9, 2004                              3.60               -           20,000                 -           20,000
     April 12, 2004                             3.60               -          122,500                 -          122,500
     July 24, 2004                              4.75               -           14,000                 -           14,000
     August 21, 2005                            0.30               -          274,400                 -                -
                                                ----          ------          -------                            -------
                                                              35,800          650,000            35,800          375,600
                                                              ------          -------                            -------
     Weighted average remaining contractual life          0.70 years       2.00 years        0.70 years       0.60 years
                                                          ==========       ==========        ==========       ==========



                                                      CLASS A                                    CLASS B
                                        ------------------------------------        ------------------------------------
                                                            WEIGHTED-AVERAGE                            WEIGHTED-AVERAGE
                                        NUMBER OF              EXERCISE             NUMBER OF                EXERCISE
                                         SHARES                 PRICE                SHARES                   PRICE
                                        ---------           ----------------        ---------           ----------------
Balance, August 31, 1999                158,350                   11.11              158,350                   11.11
Granted                                      --                      --              346,570                    6.08
Exercised                                    --                      --              (36,800)                  (5.50)
Expired or cancelled                    (31,900)                 (10.90)             (61,850)                  (8.54)
                                        -------                  ------             --------                   -----
Balance, August 31, 2000                126,450                   11.17              406,270                    7.72
Granted                                      --                      --              302,600                    3.49
Exercised                                    --                      --              (65,100)                  (3.00)
Expired or cancelled                    (51,825)                 (12.57)            (112,345)                  (9.70)
                                        -------                  ------             --------                   -----
Balance, August 31, 2001                 74,625                   10.20              531,425                    5.47
Granted                                      --                      --              284,400                    0.30
Exercised                                    --                      --                   --                      --
Expired or cancelled                    (38,825)                 (10.98)            (165,825)                  (6.86)
                                        -------                  ------             --------                   -----
Balance, August 31, 2002                 35,800                    9.34              650,000                    2.77
                                        =======                  ======             ========                   =====

          Excluded from the above option tables are 38,100 Class B options expiring August 21, 2005, which were issued subject to the approval of the shareholders of the Company, unless an equivalent amount of options become available due to the expiry or cancellation of outstanding options.

          At August 31, 2002, a total of 411,400 options were exercisable (August 31, 2001 - 599,383; August 31, 2000 - 467,071) at a weighted average exercise price of $4.78 (August 31, 2001 - $6.08; August 31, 2000 - $8.79).

     (c)  Warrants

          (i) In 1999, 750,000 Class B shares were issued by way of public offering. In connection with the public offering, the Company granted as compensation a warrant to purchase up to 75,000 Class B shares at an exercise price of $US 6.75 per share. The warrant is exercisable to August 3, 2004.

          (ii) In connection with the debentures issued in 2000 (note 12(iii)), the Company issued share purchase warrants to purchase an aggregate 210,000 Class A shares and 27,000 Class B shares, all at an exercise price of $5.00 per share, exercisable for a period of 42 months from August 16, 2000.

         (iii) In 2001, in connection with the debentures issued in 2000 (note 12(iii)), the Company granted as consideration to the debentureholders for a release of certain security interests warrants to purchase up to 100,000 Class B shares at an exercise price of $5.30 per share. The warrants are exercisable for a period of six months following the due date of the debenture on February 16, 2002. As the warrants were granted at an exercise price equal to the market value of Company's shares on the date of grant, no expense has been recorded.

          (iv) Also during 2001, the Company granted as partial compensation to retain an investment banker as its financial advisor a warrant to purchase up to 100,000 Class B shares at an exercise price of $US
               2.72 per share, exercisable to April 16, 2006. As the warrants were granted at an exercise price equal to the market value of Company's shares on the date of grant, no compensation expense has been recorded.

          (v) During the year, in connection with the debentures issued (note 12(iv)), the Company issued share purchase warrants to purchase up to 230,000 Class B shares at an exercise price of $1.20 per share, exercisable to Jun 30, 2003.

               For each of the periods presented, warrants were outstanding to acquire common shares as indicated in the table.

--------------------------------------------------------------------------------------------------------------------------
                                            EXERCISE                                                       2002
                                             PRICE                                               -------------------------
     Expiry Date                           PER SHARE             2000            2001            CLASS A          CLASS B
     -----------                           ---------           -------          -------          --------         --------
     October 21, 2000                      $    6.25           100,000                -                 -                -
     August 16, 2002                            5.30                 -          100,000                 -                -
     June 30, 2003                              1.20                 -                -                 -          230,000
     February 16, 2004 (note 12)                1.20                 -                -             6,479                -
     February 16, 2004                          5.00           342,000          342,000           225,118           39,958
     August 3, 2004                          US 6.75            75,000           75,000                 -           75,000
     April 16, 2006                          US 2.72                 -          100,000                 -          100,000
                                           ---------           -------          -------           -------          -------
                                                               517,000          617,000           231,597          444,958
                                           =========           =======          =======           =======          =======


     (d)  Dividends

          Covenants attached to the debentures limit the Company's ability to pay dividends without the approval of the lenders.


14.  INTEREST EXPENSE

                                                                                           YEARS ENDED AUGUST 31,
                                                                                    -----------------------------------------
                                                                                      2000            2001             2002
                                                                                    -------         --------         --------
     Interest expense:
         Long-term debt                                                             $   369         $  1,707         $  1,630
         Amortization of deferred finance costs and debt discounts                       76              579              720
         Other                                                                          518                9               14
     Interest capitalized                                                                82            1,066              671


15.  NET LOSS PER COMMON SHARE

     Basic loss per common share has been calculated by dividing into net loss the weighted average number of common shares outstanding. As the Company has a net loss in each of the periods presented, basic and diluted net loss per share are the same as the exercise of all warrants or options would be anti-dilutive. The weighted average number of shares outstanding for each of the years presented is as follows:

                                                                                          YEARS ENDED AUGUST 31,
                                                                                 --------------------------------------------
                                                                                    2000             2001             2002
                                                                                 ---------         ---------        ---------
     Basic                                                                       3,794,714         3,843,929        3,887,844
     Diluted                                                                     3,794,714         3,843,929        3,887,844



16.  CHANGES IN NON-CASH OPERATING WORKING CAPITAL

                                                                         YEARS ENDED AUGUST 31,
                                                       -------------------------------------------------------

                                                         2000                    2001                   2002
                                                       --------                --------               --------

Accounts and other receivables. ........               $  2,641                $(11,760)              $ 25,332
Productions in progress ................                (12,191)                 12,598                  1,683
Prepaid expenses and deposits ..........                   (590)                    423                    253
Accounts payable and accrued liabilities                  3,421                   2,781                 (3,600)
Deferred revenue .......................                  4,358                  (5,147)                (1,994)
                                                       --------                --------               --------
                                                       $ (2,361)               $ (1,105)              $ 21,674
                                                       ========                ========               ========


17   COMMITMENTS AND CONTINGENCIES

     (a)  Government Assistance

     During the year ended August 31, 2002, the Company received $94,907 (2001 - $1,369,470; 2000 - $1,369,471) in production assistance and nil (2001 -
     $2,350,000; 2000 - $100,000) in equity participation from government sources. The production assistance is not repayable and the equity participation is repayable from distribution revenues in respect of which the financing was made.

     Deferred revenue as at August 31, 2002 includes $151,852 (2001 - nil; 2000
     - $1,369,471) related to production assistance and nil (2001 - nil; 2000 - $100,000) in equity participation obtained from government sources during the year.

     (b)  Loan Guarantee

     The Company guaranteed a loan to a maximum of US$2,074,750 on behalf of a co-production partner during the year ended August 31, 2001. During the fiscal year ended August 31, 2002, the co-production partner defaulted on its loan payments. As a result, the Company agreed to make interest payments on behalf of the co-producer partner to keep the loan current. As at August 31, 2002, the amount of the outstanding related debt was $1,675,000 (US$1,074,791) (note 12(vi)) and the Company has recognized its obligation as an increase in debt and an increase in receivable from co-producer. The receivable balance was written off at August 31, 2002, as the amount was not deemed recoverable. The amount owing of $1,675,000 (US$1,074,791) is currently due and payable under the original terms of the agreement with the co-producer.

     (c)  Legal claims

     Western International Syndication

     The Company has filed a claim against Western International Syndication ("WIS") asserting chain of title to The Immortal ("Series"), a television series that was produced and distributed by the Company in the United States. The Company also asserts that WIS is liable for damages as a result of the manner in which it syndicated the first season of the Series. WIS has responded to the Company's claims by asserting counterclaims against the Company for breach of contract, fraud and is seeking a declaration that it controls the rights to any future distribution of the Series in the United States. The Company believes the claim is without merit. A trial date of April 15, 2003 has been established for the declaratory relief claim only.

     The Company has determined that it is not possible at this time to predict the final outcome of these legal proceedings, including the outcome of WIS's claim of title to the Series. It is not possible to establish a reasonable estimate of the possible damages, if any, or reasonably estimate the range of damages that may be awarded. Accordingly no provision with respect to this lawsuit has been made in the Company's consolidated financial statements.

     Forgotten Kingdom Productions I. Inc. et al.

     On December 2, 2001 Forgotten Kingdom Productions I. Inc. and Danny Virtue and Lloyd Simandl instituted an action against the Company in the British Columbia Supreme Court for failing to finance and co-produce a television series entitled Ariana's Quest. The Plaintiffs seek damages of approximately US$1,500,000 in lost fees, lost development costs of $100,000, breach of contract of $25,000 and lost profits. The Company believes the claim is without merit.

     The Company has determined that it is not possible at this time to predict the final outcome of these legal proceedings. It is not possible to establish a reasonable estimate of the possible damages, if any, or reasonably estimate the range of damages that may be awarded. Accordingly no provision with respect to this lawsuit has been made in the Company's consolidated financial statements.

     Viacom, Inc.

     On October 2, 2001 the Company initiated an action against Viacom Inc., MTV Networks, VH1 Music First, et al in British Columbia Supreme Court for damages in the amount of US$2,750,000 and consequential damages arising from the Defendants' failure to honour a contract for the co-financing of the television series Big Sound. A recovery or award to the Company, if any, will be recognized in the statement of operations when it is realized.

     Other

     The Company is a party to other legal proceedings in the ordinary course of its business but does not expect that the outcome of any other proceedings, individually or in aggregate, to have a material adverse effect on the Company's financial position, results of operations or liquidity.

     (d)  Operating lease commitments

     The Company is committed to operating lease payments for premises in the following approximate amounts:

     2003                                                                                                        $   265
     2004                                                                                                            271
     2005                                                                                                            272
     2006                                                                                                            145
     2007                                                                                                              -
                                                                                                                 -------
                                                                                                                 $   953
                                                                                                                 =======


     (e)  Listing requirements

         The Company has been advised by the Toronto Stock Exchange ("TSX") that the Company currently does not meet the eligibility requirements for the continued listing of its Class A and Class B shares on the TSX. The Company has been granted a 45 day extension from December 27, 2002 to meet the eligibility requirements, but the TSX may limit this extension if the proposed transaction under 21(a) is not completed. If the Company cannot meet TSX requirements before the expiration of the 45 day extension, the TSX has indicated that the Company's securities will be suspended from trading. The Company will have an opportunity to make a submission to TSX before any final suspension decision is made.


18.  FINANCIAL INSTRUMENTS

     (a)  Fair Values

          As at August 31, 2002, 2001 and 2000, the Company's financial instruments included cash and cash equivalents, accounts and other receivables, bank indebtedness, and accounts payable and accrued liabilities. As at these dates, the carrying value of these financial instruments approximated their fair value due to their ability for prompt liquidation or short term to maturity, with the exception of tax credits and short-term notes included in accounts receivable, which are receivable over a period of up to two years. As at August 31, 2002, the fair value of tax credits receivable is estimated to be $2,301,000 (August 31, 2001 - $22,643,000) based on discounted cash flows to the expected timing of receipt of the tax credits.

          Also included as a financial instrument is long-term debt consisting of mortgages, demand loans and debentures. The fair value of long-term debt has been estimated to approximate carrying value based upon discounting future cash flows at the rate currently offered for debt that is estimated by management to be of similar maturity and credit quality.

     (b)  Concentration of Credit Risk

          Although all of its revenue is generated from production in Canada, the Company derived over 64% (2001 - 77%, 2000 - 84%) of its revenues from export sales to the U.S. and Europe.

          In the year ended August 31, 2002, one customer represented 45%, two customers represented 14% each, and a fourth represented 8% of total revenues.

          In the year ended August 31, 2001, two customers represented 19% each, a third represented 16%, a fourth represented 11%, a fifth represented 9%, a sixth represented 7%, and two represented 5% of total revenues.

          In the year ended August 31, 2000, one customer represented 48%, a second represented 21%, a third represented 13%, and a fourth represented 7% of total revenues.

          At August 31, 2002, approximately 59% (August 31, 2001 - 84%) of accounts and other receivable was comprised of refundable federal and provincial tax credits. These credits are subject to audit by the appropriate regulatory authorities.

          Substantially all capital assets and goodwill of the Company is located in Canada.

     (c)  Currency Risk

          During the year ended August 31, 2002, the Company derived approximately 64% (2001 - 59%; 2000 - 41%) of its revenues in U.S. funds. The Company estimates its obligations payable in U.S. funds and converts all U.S. funds in excess of these obligations into Canadian currency as they are received. The Company earns revenue in foreign currencies and employs from time to time derivative instruments to reduce its exposure to foreign currency risk. The Company had no derivative instruments outstanding at August 31, 2002, 2001 and 2000.

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

                                                                         PRODUCTION    PROPRIETARY
     2000                                                                 SERVICES     PROGRAMMING       OTHER         TOTAL
     ----                                                                ----------    -----------       -----         -----
     Revenue                                                              $   2,853     $  31,723       $    87     $  34,663
     Gross profits                                                              696           579            87         1,362
     Total assets                                                             1,553        49,678           109        51,340
                                                                          ---------     ---------       -------     ---------

     2001
     ----
     Revenue                                                              $   9,017     $  45,860       $    23     $  54,900
     Gross profits                                                              620        (5,110)           23        (4,467)
     Total assets                                                            10,349        35,354         1,567        47,270
                                                                          ---------     ---------       -------     ---------

     2002
     ----
     Revenue                                                              $   3,582     $   2,781       $   131     $   6,494
     Gross profits                                                              398        (1,139)          131          (610)
     Total assets                                                               658         8,539         1,566        10,763
                                                                          ---------     ---------       -------     ---------


     Gross profits are comprised of revenue less amortization of television programming, production costs, and other costs of production and sales.

     Revenues from other business include interest earned on short-term investments.

20.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects with accounting principles generally accepted in the United States ("US GAAP"). Material differences to these consolidated financial statements are as follows:

     (a)  Application of US GAAP:

          (i) As described in note 9, for Canadian accounting purposes, during the years ended August 31, 1999 and 2002, the Company recognized a partial gain on the sale of real estate. For US GAAP purposes, no gain is recognized due to the existence of the note receivable. Under US GAAP, this transaction would be accounted for using the deposit method. Under the deposit method, the transaction would not be recognized as a sale. As a result, the Company would continue to record the property and related depreciation in the consolidated financial statements and recognize the cash collected as a deposit until sales recognition and sales-lease back accounting is appropriate.

          (ii) During the year ended August 31, 2001, the Company early adopted Statement of Position 00-2 ("SOP 00-2"), "Accounting by Producers or Distributors of Films" which established new accounting standards on revenue recognition, capitalization and amortization of film costs, accounting for exploitation costs, including advertising and marketing expenses, and presentation and disclosure of related information in financial statements. For Canadian accounting purposes, changes in accounting policy are applied retroactively with the prior years' financial statements restated accordingly. For US GAAP purposes, changes in accounting policy are applied prospectively with a cumulative adjustment to the current year's financial statements.

         (iii) As described in note 13(c)(iv), the Company granted warrants for release of certain security interests or to retain an investment banker as its financial advisor. As discussed in note 3(l), for Canadian accounting purposes, the Company accounted for these warrants using the intrinsic value method and did not record an adjustment for compensation expense. For US GAAP purposes, compensation expense would be recorded based on the fair value of the warrants at the date of grant.

               During fiscal year 2002, 21,597 Class A warrants and 12,958 Class B warrants were earned by creditors upon granting an extension on debt, of which 6,497 Class A warrants were re-priced to $1.20 per share (note 12). Furthermore, in fiscal year 2001, 100,000 Class B warrants were granted to debtholders to release certain security rights (note 13(c)(iii)). For U.S. GAAP purposes, the fair value of these warrants would be recognized as an additional debt discount and additions to other paid-up capital. The debt discount is amortized against income as interest expense over the term of the debt. For Canadian GAAP purposes, the Company's policy is described in note 3(l).

The effect of these differences on net earnings (loss) and earnings (loss) per share (calculated by reference to the weighted average number of shares outstanding) under US GAAP would be as follows:


                                                                                          YEARS ENDED AUGUST 31,
                                                                                 --------------------------------------------
                                                                                    2000             2001              2002
                                                                                 ----------       ----------        ----------
     Net earnings (loss), Canadian GAAP                                          $   (3,268)      $  (14,280)       $   (7,021)
     Gain on sale of asset, net of income tax (note 20(a)(i))                           187                -               (53)
     Adjustment to eliminate retroactive change in accounting for film
       costs, net of income tax (note 20(a)(ii))                                      4,080                -                 -
     Stock compensation expense to service providers (note 20(a(iii))                     -              (24)              (44)
     Additional debt discount - warrants (note 20(a)(iii)                                                (60)             (133)
     --------------------------------------------------------------------------------------------------------------------------

     Net earnings (loss) before cumulative adjustment to reflect change in
       accounting for films costs, US GAAP                                              999          (14,364)           (7,251)
     Cumulative adjustment to reflect change in accounting for film costs
       (note 20(a)(ii))                                                                   -          (10,736)                -
     --------------------------------------------------------------------------------------------------------------------------

     Net earnings (loss), US GAAP                                                $      999       $  (25,100)       $   (7,251)
     ==========================================================================================================================

     Basic net earnings (loss) per share, US GAAP:


                                                                                          YEARS ENDED AUGUST 31,
                                                                                 --------------------------------------------
                                                                                    2000             2001              2002
                                                                                 ---------        ----------        ---------
     Net earnings (loss) before cumulative adjustment to reflect change in
         accounting for films costs, US GAAP                                     $    0.26        $    (3.74)       $    (1.87)
     Cumulative adjustment to reflect change in accounting for film costs                -             (2.79)                -
     --------------------------------------------------------------------------------------------------------------------------

     Net earnings (loss), US GAAP                                                $    0.26        $    (6.53)       $    (1.87)
     ==========================================================================================================================


     Diluted net earnings (loss) per share, US GAAP:


                                                                                          YEARS ENDED AUGUST 31,
                                                                                 --------------------------------------------
                                                                                    2000             2001              2002
                                                                                 ---------        ----------        ---------
     Net earnings (loss) before cumulative adjustment to reflect change in
         accounting for films costs, US GAAP                                     $    0.26        $    (3.74)       $    (1.87)
     Cumulative adjustment to reflect change in accounting for film costs                -             (2.79)                -
     --------------------------------------------------------------------------------------------------------------------------

     Net earnings (loss), US GAAP                                                $    0.26        $    (6.53)       $    (1.87)
     ==========================================================================================================================

     NET LOSS PER COMMON SHARE, US GAAP

     The weighted average number of shares outstanding for each of the years presented is as follows:

                                                                                          YEARS ENDED AUGUST 31,
                                                                                 --------------------------------------------
                                                                                    2000              2001             2002
                                                                                 ---------        ----------        ---------
     Basic                                                                       3,794,714         3,843,929        3,887,844
     Diluted                                                                     3,808,430         3,843,929        3,887,844
     --------------------------------------------------------------------------------------------------------------------------

     Under US GAAP, total assets and shareholders' equity would be:

                                                                                                           AUGUST 31,
                                                                                                  ---------------------------
                                                                                                     2001              2002
                                                                                                  ---------         ---------
     Total assets                                                                                 $  47,270         $  14,774
     Liabilities                                                                                     45,603            20,070
     Shareholders' equity (deficiency)                                                                1,667            (5,296)
                                                                                                  ---------        ----------



     (b)  Stock-Based Compensation

          As described in notes 12 and 13, the Company has granted stock options and warrants to certain directors, employees, and service providers. These options and warrants are granted for services provided to the Company. For US GAAP purposes, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires that an enterprise recognize or, at its option, disclose the impact of the fair value of employee stock options and other forms of stock-based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation cost on awards to employees by the intrinsic value basis set out in APB Opinion No. 25 and related interpretations. As options and warrants are granted at exercise prices based on the market value of the Company's shares at the date of grant, no adjustment for employee compensation expense is required.

          Under SFAS 123, where a company chooses to continue to apply APB Opinion No. 25 in its basic financial statements, supplementary pro forma information as if the fair value method was applied to employee awards must be disclosed. This pro forma information is set out below. The pro forma stock compensation expense has been determined by reference to an option-pricing model that takes into account the stock price of the grant date, the exercise price, the expected life of the option, the estimated volatility of the underlying stock, expected dividends and the risk free interest rate over the term of the option.

          The Company's calculations applied are based on the expected life of all options granted equaling 60% of the maximum term. Based on actual experience, no dividends will be paid, and expected average volatility and risk free interest rates are:

                                                                                             YEARS ENDED AUGUST 31,
                                                                                     ----------------------------------------
                                                                                      2000             2001              2002
                                                                                     -----            -----             -----
     Volatility %                                                                       57              104               189
     Risk free interest rate %                                                        6.38             4.40              3.38
                                                                                     -----            -----             -----



          Unaudited pro forma information with respect to impact of the fair value of stock options at the date of grant on reported loss for the periods presented is as follows:


                                                                                 YEARS ENDED AUGUST 31,
                                                                 ---------------------------------------------------------
                                                                   2000                    2001                     2002
                                                                 --------                --------                ---------
Earnings (loss), US GAAP                                         $    999                $(25,100)               $ (7,251)
Stock compensation expense                                           (753)                   (589)                    (22)
                                                                 --------                --------                --------
Pro forma earnings (loss), US GAAP                               $    246                $(25,689)                 (7,273)
                                                                 ========                ========                  ======
Pro forma basic earnings (loss) per share, US GAAP               $   0.06                $  (6.68)                  (1.87)
                                                                 ========                ========                  ======


     The per share weighted average fair value of stock options granted during 2002 was $0.30 (2001 - $3.58; 2000 - $5.78) on the date of grant using the
     Black Scholes option-pricing model with the assumptions reported above.

     (c)  Supplementary Information - Allowance for Doubtful Accounts:

          Accounts receivable is disclosed net of allowance for doubtful accounts. Changes in the allowance for each of the periods presented are as follows:

                                                                                         YEARS ENDED AUGUST 31,
                                                                                --------------------------------------------
                                                                                   2000              2001             2002
                                                                                ---------          --------         --------
     Balance, beginning of period                                               $     304          $     66         $     50
     Charges to expenses:
               Expensed                                                                25               911            1,823
               Recovered/written-off                                                 (263)             (927)          (1,676)
                                                                                 --------          --------         --------
     Balance, end of period                                                      $     66          $     50         $    197
                                                                                 ========          ========         ========

     (d)  Recent Accounting Pronouncements

          In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 142 requires companies to test goodwill for impairment annually in lieu of amortization at a reporting unit level. Goodwill is impaired if the reporting unit's fair value is less than its carrying amount, and if impaired, the Company would recognize an impairment loss by writing down the goodwill to its implied fair value. SFAS No. 142 is effective in fiscal years beginning after December 15, 2001. The SFAS No. 142 is substantively consistent with the CICA Handbook in Canada (note 3(g)).

          SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS No.
          143) establishes accounting standards for recognition and measurement of a liability for asset retirement cost. SFAS No. 143 is effective for fiscal years commencing after June 15, 2002. SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" (SFAS No.
          144), addresses financial accounting and reporting for the impairment of long-lived assets to be disposed of. SFAS No. 144 is effective for fiscal years commencing after December 15, 2001.

          In July 2002, the FASB released SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146), which addresses the financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 relates to the recognition of a liability for a cost associated with an exit or disposal activity and requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability under the FASB's conceptual framework. SFAS No. 146 also established fair value as the objective for initial measurement of liabilities related to exit or disposal activities. As a result, SFAS 146 significantly reduces an entity's ability to recognize a liability for future expenses related to a restructuring. SFAS No. 146 is effective for exit and disposal activities initiated after December 31, 2002.

          The Company does no believe that the adoption of SFAS No. 142, SFAS No. 143, SFAS No. 144, or SFAS No. 146 will have a material affect on the Company's financial results.

          In November 2001, the Accounting Standards Board ("AcSB") in Canada issued final amendments to Handbook Section 1650, Foreign Currency Translation, that eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. This change is required to be applied to all financial statements for fiscal years beginning on or after January 1, 2002, with retroactive restatement of prior periods. The amendments also add a requirement to disclose exchange gains and losses. The Company does not believe that the amendments to the Handbook Section will have a material impact on the Company's financial results.

          In December 2001, the AcSB issued new Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. This new Section establishes new standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made to employees and non-employees in exchange for goods and services. The new section requires a fair value based method of accounting for all awards granted to other than employees ("non-employees"), and for certain, but not all, awards granted to employees. For all other types of awards ("exempt awards"), the enterprise may elect not to apply the fair value based method as a matter of policy. HB 3870 is effective for fiscal years beginning on or after January 1, 2002, and applies to awards granted on or after the date of adoption. Certain types of awards granted prior to, but remain outstanding at, the date of adoption, however, will be captured within the scope of the new standard. The Company does not have any of these certain types of awards outstanding at August 31, 2002.

21.  SUBSEQUENT EVENT

     (a) Subsequent to August 31, 2002, the Company has entered into agreements with regard to a series of transactions, which are all subject to shareholder and regulatory approval. Pursuant to such agreements, the Company has agreed to affect a private placement financing, an asset acquisition, a debt restructuring and the release and reconstitution of a loan guarantee (collectively the "Proposed Transactions"), as described below. The Proposed Transactions are each contingent upon certain of the other transactions and will close concurrently.

          (i)  Proposed Private Placement Financing

               The Company has agreed to issue 5,000,000 Class B Subordinate Voting Shares at an agreed price of $0.30 per share, for total cash proceeds of $1,500,000.

          (ii) Asset Acquisition

               The Company has agreed to acquire a portfolio of assets owned and controlled by CPC Communications Inc. ("CPC") and/or its subsidiaries, unrelated third parties, in exchange for consideration of 8,333,333 Class B Subordinate Voting Shares of the Company at a deemed price of $0.30 per share. The assets include five films that are in production, certain loans, tax credits and accounts receivable and the future business activities of Greenlight Film and Television Inc., a wholly owned subsidiary of CPC. The assets, described herein, are represented by CPC to have a value of not less than $2,500,000.

          (iii) Debt Restructuring

               Subsequent to August 31, 2002, the Company entered into an agreement to restructure its $7.6 million of term debt due to FremantleMedia Enterprises Ltd. ("Fremantle"). Fremantle has agreed that the scope of its debt and collateral charged will be restricted to the business, assets, and undertakings of the Company as they exist immediately prior to the closing of the acquisition and financing transactions and any proceeds derived from the pre-existing business of the Company after closing the transactions described in note 21(a)(i) and (a)(ii). The Company has agreed that if there is any amount of the Fremantle Debt which remains outstanding as of December 31, 2004, Fremantle will for a period of ninety (90) days have the right to convert such unpaid amount to Class B Subordinate Voting Shares in the capital of the Company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the thirty (30) days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share.

          (iv) Release and Reconstitution of a Loan Guarantee

               The Company has entered into a release and reconstitution agreement with Comerica Bank - California ("Comerica") which will reconstitute the Company's guarantee of a third party loan in the amount of a US$1,075,000 million liability. Repayment of the liability will be restricted to the specific exploitation rights secured under the original loan agreement and, subject to priority interests including repayment to Fremantle, to income streams from the business, assets, and undertakings of the Company as they exist immediately prior to the closing of the transactions described in note 21(a)(i) and (a)(ii). If there is any amount of the Comerica liability which remains outstanding as of December 31, 2005, Comerica will for a period of ninety (90) days have the right to convert such unpaid amount to Class B Subordinate Voting Shares in the capital of the Company at a price of $5.00 per share.

     (b) Subsequent to August 31, 2002, the Company fully repaid its outstanding debentures at August 31, 2002 of $537,000 and accrued interest.

ITEM 19. EXHIBITS

Exhibit
Number          Description
-------         -----------

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

1.3 Certificate of Change of Name and Special Resolution of The Vidatron Group Inc., filed February 5, 1997. (1)

1.4 Special Resolution Amending the Memorandum and Articles of the Company adopted February 16, 1999 (1)

1.5 Special Resolutions Amending the Memorandum and Articles of Vidatron Entertainment Group Inc. adopted July 14, 1999. (1)

2.1 Consent and Waiver Agreement dated July 2, 2002 with Working Opportunity Fund (EVCC) Ltd.

2.2  Amendment Agreement dated August 1, 2002 with Juliet Jones;

2.3  Amendment Agreement dated August 1, 2002 with Kent Wingerak;

2.4 CPC Management Services Agreement dated December 20, 2002 with CPC Communications Inc.;

2.5 Term Sheet dated November 19, 2002 with FremantleMedia Enterprises Ltd. and Greenlight Film & Television Inc.;

2.6 Release and Reconstitution Agreement dated November 22, 2002 with Comerica Bank - California;

2.7 Term Sheet dated December 18, 2002 with CPC Communications Inc. and Richard Watson;

------------------------------

(1) Incorporated by reference to our registration statement on Form F-1 (Reg. No. 333-10354).

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                       PEACE ARCH ENTERTAINMENT GROUP INC.


                        By: /S/ JULIET JONES
                            --------------------------------------------
                            Juliet Jones
                            Principal Financial Officer



Date:  January 20, 2003

                                  CERTIFICATION

I, Gary Howsam, certify that:

1. I have reviewed this annual report on Form 20-F of Peace Arch Entertainment Group Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any correction actions with regard to significant deficiencies and material weaknesses.

 Date:  January 20, 2003
                                  /s/ Gary Howsam
                                  ---------------------------------------------
                                  Gary Howsam
                                  Chief Executive Officer

                                  CERTIFICATION

I, Juliet Jones, certify that:

1. I have reviewed this annual report on Form 20-F of Peace Arch Entertainment Group Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and


     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any correction actions with regard to significant deficiencies and material weaknesses.

 Date: ______________, 2003
                                /s/ Juliet Jones
                                ------------------------------------------------
                                Juliet Jones
                                Principal Financial Officer