Form 20-F
PEACE ARCH ENTERTAINMENT GROUP INC
filed 2004-02-27
CIK 1038367

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2003

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

PEACE ARCH ENTERTAINMENT GROUP INC.

(Exact name of registrant as specified in the charter)

BRITISH COLUMBIA, CANADA

(Jurisdiction of Incorporation or Organization)

124 Merton Street, Suite 407, Toronto, Ontario, M4S 2Z2, Canada

(Address of principal executive offices)

Securities registered or to be registered pursuant to

Section 12(b) of the Act

None

Securities to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Class B Subordinate Voting Shares

The number of outstanding shares of each class of stock of PEACE ARCH ENTERTAINMENT GROUP INC. as of August 31, 2003 was:

1,061,375 Class A Multiple Voting Shares, without par value

16,192,302 Class B Subordinate Voting Shares, without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes _X_  No ___

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 X Item 18 _

TABLE OF CONTENTS

                                                                    Page

PART I

Item 1. Identity of Directors, Senior Management and Advisors

4

Item 2. Offer Statistics and Expected Timetable

4

Item 3. Key Information

4

Item 4. Information on the Company

12

Item 5. Operating and Financial Review and Prospects

28

Item 6. Directors, Senior Management and Employees

42

Item 7. Major Shareholders and Related Party Transactions

49

Item 8. Financial Information

52

Item 9. The Offer and Listing

53

Item 10. Additional Information

56

Item 11. Qualitative and Quantitative Disclosures about Risk

64

Item 12. Description of Securities Other than Equity Securities

65

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies

66

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

66

Item 15. Controls and Procedures

66

Item 16. [Reserved]

67

Item 16A. Audit Committee Financial Expert

67

Item 16B. Code of Ethics

67

Item 16C. Principal Accountant Fees and Services

67

Item 16D. Exemptions from the Listing Standards

68

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

69

PART III

Item 17. Financial Statements

70

Item 18. Financial Statements

72

Item 19. Exhibits

73

EXPLANATORY NOTES

In this annual report, the terms the "Company", "Peace Arch", “we”, “our” or “us” mean Peace Arch Entertainment Group Inc., a British Columbia corporation, and includes, unless the context otherwise requires, all consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains statements that constitute forward-looking statements within the meaning of the U.S. federal securities laws under "Item 3: Key Information", "Item 4: Information about the Company" and "Item 5: Operating and Financial Review and Prospects". The words "estimate", "project", "plan", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These statements are based on certain assumptions made by the Company. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, including the factors set forth in other filings with the Canadian securities commissions and the United States Securities and Exchange Commission (the "SEC") and the risk factors found in this annual report. These risk factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results to differ materially from those projected results expressed in any such forward-looking statements. Consequently, these cautionary statements qualify all of the forward-looking statements made in this annual report. In addition, the Company may, from time to time, make oral forward-looking statements. United States securities laws provide a safe harbor from liability with respect to oral forward-looking statements if certain conditions are satisfied, including if the oral forward-looking statements are accompanied by an oral statement that additional information concerning factors that could cause actual results to materially differ from those in the oral forward-looking statements is contained in a written document filed with the SEC. To take advantage of the safe harbor with respect to oral forward-looking statements that the Company may make from time to time, you will find under "Item 3: Key Information - Risk Factors" a list of risk factors which could cause actual results of the Company to materially differ from those in the oral forward-looking statements.

The Company disclaims any obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

The consolidated statement of operations and profit presented below for each of the years in the three-year period ended August 31, 2003 and the consolidated balance sheet data as of August 31, 2002 and 2003, are derived from the audited consolidated financial statements included elsewhere herein.  The consolidated statement of operations and deficit for each of the years in the two-year period ended August 31, 2000 and the consolidated balance sheet data as of each of August 31, 2001, 2000 and 1999, are derived from our audited financial statements, which are not included or incorporated by reference herein. This information should be read in conjunction with "Item 5: Operating and Financial Review and Prospects" and the financial statements and notes thereto in "Item 17: Financial Statements".

The Company’s audited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material respects from accounting principles generally accepted in the United States ("US GAAP"). See note 22 of the Company's audited consolidated financial statements appearing under the heading "Item 17: Financial Statements", which provides a summary of material differences between Canadian GAAP and US GAAP and other US GAAP disclosures.

Selected Consolidated Financial and Operating Data

(in thousands, except per share data)

	Cdn$ 2003 (4)	Cdn$ 2002	Cdn$ 2001	Cdn$ 2000	Cdn$ 1999
Income Statement Data:
Canadian GAAP

Revenue .	$ 21,465	$ 6,494	$54,900	$34,663	$ 51,273
Net earnings (loss) .	2,859	(7,021)	(14,280)	(3,268)	471

Net Earnings (loss) per common share (1)…………………………...
Basic .	0.24	(1.81)	(3.71)	(0.86)	0.16
Diluted .	0.19	(1.81)	(3.71)	(0.86)	0.16
Weighted average number of common shares .	11,998	3,888	3,844	3,795	2,935
Diluted number of common shares .	15,095	3,888	3,844	3,795	2,954

U.S. GAAP
Net earnings (loss)………………...	(350)	(7,251)	(25,100)	999	1,666

Net Earnings (loss) per common share (1)
Basic .	(0.03)	(1.87)	(6.53)	0.26	0.57
Diluted .	$ (0.03)	$ (1.87)	$ (6.53)	$ 0.26	$ 0.56
Weighted average number of common shares .	11,998	3,888	3,844	3,795	2,935
Diluted number of common Shares .	11,998	3,888	3,844	3,808	2,954

	As of August 31,
	Cdn$ 2003(4)	Cdn$ 2002	Cdn$ 2001	Cdn$ 2000	Cdn$ 1999
Balance Sheet Data:
Canadian GAAP
Total assets .	$36,905	$10,763	$47,270	$51,340	$40,706
Net assets……………………………..	1,937	(5,267)	1,541	15,625	18,366
Capital stock .	35,878	31,870	31,870	31,674	31,478

U.S. GAAP
Total assets .	36,844	14,774	47,270	64,330	48,863
Net assets……………………………..	(1,082)	(5,296)	1,667	26,362	24,835
Capital stock .	$35,878	$31,870	$31,870	$31,674	$31,478

(1)

Net Earnings (loss) per share shown above are based on the weighted average number of shares outstanding during the period.

(2)

Our consolidated financial statements are stated in Canadian Dollars (Cdn$) and are prepared in accordance with Canadian GAAP.  The application of Canadian GAAP conforms in all material respects for the periods presented with U.S. GAAP except as explained in Note 22 to our fiscal 2003 consolidated financial statements included under Item 17 to this Form 20-F.

(3)

Comparative figures have been reclassified to conform to the basis of presentation adopted for the current year.

(4)

During fiscal 2003 the Company completed the “Reorganization and Financing Transactions” as described in Item 4.

Currency and Exchange Rates

Peace Arch publishes its financial statements in Canadian dollars.  In this Annual Report, references to “dollars”, “$” or “Cdn$” are to Canadian dollars, unless otherwise specified; references to “US$” are to United States dollars.

The following table sets forth information concerning the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for Canadian dollars (the “Noon Buying Rate”) for the fiscal years ended August 31, 1999 through 2003 and for each of the months in the six-month period ended January 31, 2004, expressed in Canadian dollars per one United States dollar.

The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

	Exchange Rates
For the fiscal year ended August 31:	Rate at period end	Average rate	Highest rate	Lowest rate
	(Cdn$ per US$)
1999	0.6700	0.6635	0.6891	0.6423
2000	0.6796	0.6796	0.6973	0.6631
2001	0.6448	0.6543	0.6787	0.6334
2002	0.6415	0.6354	0.6619	0.6200
2003	0.7217	0.6774	0.7491	0.6258
For the month ended:
August 31, 2003	0.7217	0.7165	0.7270	0.7060
September 30, 2003	0.7408	0.7337	0.7424	0.7185
October 31, 2003	0.7584	0.7560	0.7669	0.7434
November 30, 2003	0.7698	0.7620	0.7698	0.7471
December 31, 2003	0.7713	0.7620	0.7726	0.7478
January 31, 2004	0.7548	0.7716	0.7885	0.7443

On February 24, 2004, the Noon Buying Rate was US $0.7537.

B.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.

RISK FACTORS

You should carefully consider the following discussion of risks and the other information included or incorporated by reference in this report in evaluating the Company and our business. The risks described below are not the only ones facing the Company. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations.

We may be delisted from the American Stock Exchange (AMEX)

The AMEX has advised us that we do not currently meet the minimum requirements for the continued listing of our Class B shares on the AMEX.  The Company currently is not in compliance with Section 1003(a)(i) of the AMEX Company Guide with shareholder’s equity of less than US$2,000,000 and losses from continuing operations and/or net losses in two out of its three most recent fiscal years; and Section 1003(a)(ii) of the AMEX Company Guide with shareholder’s equity of less than US$4,000,000 and losses from continuing operations and/or net losses in three out of its four most recent fiscal years.  The AMEX has requested a plan by March 11, 2004 advising of the actions the Company has taken, or will take, that would bring it into compliance with the continued listing standards within a maximum of 18 months.  The Company will submit a plan to AMEX, which is anticipated to satisfy the minimum equity requirement, indicating the methodology, alternative solution and the timing of when we expect to be  in compliance.  We cannot assure you that the plan will be accepted by AMEX in which case there is a possibility that our shares could be delisted from trading on the AMEX.

We have had losses, and we cannot assure future profitability

We cannot assure you we will be able to operate profitably, and if we cannot, we may not be able to meet our debt service, working capital requirements, capital expenditure plans, anticipated production slate or other cash needs. Our inability to meet those needs could have a material adverse effect on our business, results of operations and financial condition.

During fiscal 2003, the company refocused its business model by entering into a series of transactions.  The company has experienced a significant positive turnaround as evidenced by the following.

During the year, the Company delivered 5 motion pictures and set into production a further 9 motion pictures.  The Vancouver-based TV unit of the company delivered and produced 21 episodes of programming and two documentaries owned by the company and is in production of a documentary series.

The Company has a proprietary interest in all of its feature film and television programming operations.

In summary, we have reorganized our business, restructured our debt and established new production and selling operations within the company. The board of directors is committed and we have been able to attract key management personnel to the Company this past year.

Our success depends on factors in the motion picture and television industry.

The business of producing and distributing film and television programming is highly competitive and involves a substantial degree of risk. Revenues derived from the production and distribution of film and television programming depend primarily upon acceptance by the public, which is difficult to predict. Each film and television program is an individual artistic work, and unpredictable audience reactions primarily determine commercial success. Generally, the popularity of our programs depends on many factors, including the critical acclaim they receive, the actors and other key talent, their genre and their specific subject matter. The commercial success of our programs also depends upon the quality and acceptance of programs that our competitors release into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, many of which we do not control and all of which may change. We cannot predict the future effects of these factors with certainty, any of which factors could have a material adverse effect on our business, results of operations and financial condition. Some or all of our proprietary film and television programs may not be commercially successful, resulting in the Company’s failure to recoup its investment or realize its anticipated profits.

Our revenues and results of operations may fluctuate significantly.

Results of operations for any period depend on a number of factors such as on the number of film and television programs that are delivered, the price at which the Company is able to sell them and whether the cost of productions are within budget.  Consequently, results may vary from period to period, and the results of any one period may not indicate results for future periods. In particular, results of operations in any period depend to a large extent upon our production and delivery schedule for television programs and motion pictures.  As a result of the production cycle, our revenues are not recognized evenly throughout any given year.  Cash flows may also fluctuate and may not directly correspond with revenue recognition.

Our business requires a substantial investment of capital.

Our ability to maintain and expand our development, production and distribution of proprietary programming and to cover our general and administrative expenses depends upon our ability to obtain financing through equity financing, debt financing (including credit facilities) or the sale or syndication of some or all of our interests in certain projects or other assets.  If our access to existing credit facilities is not available, and if other funding does not become available to replace existing credit facilities should they not be available, there could be a material adverse effect on our business.

The potential for budget overruns and other production risks are difficult to predict

Actual production costs may exceed budget, perhaps significantly, due to factors within or beyond our control.  These factors may delay or prevent completion of a production.  If there are significant cost overruns, we may have to seek additional financing to complete the production.  Financing on terms acceptable to us may not be available.  We may be unable to recover the additional costs, which could have a material adverse impact on operating results and liquidity.  Productions are bonded and, if necessary, calling upon the bonder to complete can mitigate any significant cost overrun or risk of completion.

We rely on a few key customers

Revenue of the Company is generated in part due to production activities in numerous countries.  For the year ended August 31, 2003, these included:  Canada, United Kingdom, United States, France, Lithuania, Hong Kong, Thailand, Bulgaria, Romania, and Italy.  For the year ended August 31, 2003, in excess of 80% of the Company’s revenues and receivables were generated from export sales internationally, as compared to 64% for the year ended August 31, 2002.

In the year ended August 31, 2003, one customer represented approximately 17% of revenues, another approximately 11% and another approximately 5% of total revenues.

Accounting practices used in our industry may accentuate fluctuations in operating results

Investments in film & television programming are amortized against revenues in the ratio that current revenues bear to management’s estimate of ultimate revenues for each program pursuant to the Statement of Position (“SOP-002”) issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants.  As a result of our policy we typically amortize a minimum of 80% of the costs over a three-year period.  Management periodically reviews its estimates and adjusts the amortization of our programming accordingly.  In the event that management should determine that the capitalized costs for a program exceed its fair value, capitalized costs would be written down in the current period, resulting in a corresponding decrease in earnings.

We could lose certain benefits by failing to meet certain government incentive programs

We currently finance a portion of our production budgets through Canadian government agencies and incentive programs, including federal and provincial tax credits, as well as through similar international arrangements in the case of our international co-productions.  These tax credits combined can represent approximately 20% of an individual production budget.  During the year, tax credits represented on average 20% of the Canadian production budgets.  We will continue to qualify for these tax credits if, among other things, Canadians beneficially own or control a majority of the voting rights of Peace Arch. If Canadians fail to beneficially own or control a majority of our voting rights at any time, we could lose such tax incentives and the costs of our productions would increase substantially. Canadian law requires Canadian conventional, specialty, pay and pay-per-view television services to devote a certain amount of their programming schedules, including prime time, to Canadian productions. If we fail to qualify as a Canadian producer, it would be more difficult to obtain time slots in Canada for our programming, a "slot" being a broadcast time period for a program. We believe we will continue to qualify as a Canadian producer for this purpose as long as, among other things, Canadians beneficially own or control a majority of our voting rights. These incentive programs, including federal and provincial tax credit programs, may be amended or eliminated in the future, which could result in a material increase in the effective cost of our productions. The loss or elimination of these tax and business incentives would have a material adverse effect on our results of operations and financial condition.

We are smaller and less diversified than many of our competitors.

Although we are an independent distributor and producer, we compete with major U.S. and international studios. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their film and television operations. In addition, the major studios have more resources with which to compete for ideas, storylines and scripts created by third parties as well as for actors, directors and other personnel required for production. The resources of the major studios may also give them an advantage in acquiring other businesses or assets, including film libraries, that we might also be interested in acquiring. The foregoing could have a material adverse effect on our business, results of operations and financial condition.

Our revenues and results of operations are vulnerable to currency fluctuations.

The Company receives a portion of its revenues from U.S. and international sources in U.S. dollars while its operating costs and production costs of film and television programming is primarily denominated in Canadian dollars.  Accordingly, results of operations can be affected by fluctuations in the U.S. dollar exchange rate.  The results of these fluctuations may be material.  To date, we have not entered into any material currency hedging instruments.  In addition, we have not maintained significant amounts of U.S. dollar balances in order to reduce the risk of exchange rate fluctuations.

During the year ended August 31, 2003, the Company derived approximately 82% of its revenues in U.S. funds, as compared to 64% and 59% for the years ended August 31, 2002 and 2001, respectively. The Company estimates its obligations payable in U.S. funds and converts all U.S. funds in excess of these obligations into Canadian currency as they are received.

The Company had no derivative instruments outstanding at August 31, 2003 and 2002.

At August 31, 2003, approximately $9,442,000 of the Company’s liabilities were denominated in U.S. dollars, as compared to $3,891,000 at August 31, 2002.  The August 31, 2003 amount will be satisfied from U.S. dollar denominated receipts expected to be received from worldwide sales.

Our revenues and results of operations are subject to interest rate fluctuations.

The Company borrows funds from banks and other financial institutions to finance the production costs of its film and television programming that is generally incurred in advance of contracted receipts and revenues from these programs.  These loans usually bear interest at rates that change as market interest rates fluctuate.   A rise in interest rates would cause an increase in costs to produce film and television programs and an adverse effect on our results of operations and financial condition.

The loss of key personnel could adversely affect our business.

Our success depends to a significant degree upon the services of certain key personnel, particularly Gary Howsam, our Chief Executive Officer.  Because we are a relatively small company, these members of management are involved in many aspects of the production process and virtually all significant decisions are made or significantly influenced by these individuals. The loss of the services of any one or more of our key personnel could have a material adverse effect on our business. Although we intend to obtain and maintain "key man" life insurance coverage with respect to these personnel, there is no assurance that the proceeds would be sufficient to compensate fully for the loss of the services of any of these individuals if they were to die. The loss of services of any of these employees could have a material adverse effect on our business, results of operations or financial condition.

We could be adversely affected by strikes or other union job actions.

The film and television programming produced by us generally employ actors, writers and directors who are members of the Screen Actors Guild, Writers Guild of America and Directors Guild of America, respectively, pursuant to industry-wide collective bargaining agreements. The collective bargaining agreement with the Writers Guild of America was successfully renegotiated and became effective as of May 2, 2001 for a term of three years. The collective bargaining agreements with the Screen Actors Guild and Directors Guild of America were each successfully renegotiated and became effective as of July 1, 2002 for a term of three years. Many productions also employ members of a number of other unions, including, without limitation, the International Alliance of Theatrical and Stage Employees, the Teamsters and the Alliance of Canadian Cinema, Television and Radio Artists. A strike by one or more of the unions that provide personnel essential to the production of motion pictures or television programs could delay or halt our ongoing production activities. Such a halt or delay, depending on the length of time, could cause a delay or interruption in our release of new motion pictures and television programs, which could have a material adverse effect on our business, results of operations or financial condition.

Piracy of motion pictures, including digital and internet piracy may reduce the gross receipts from the exploitation of our films.

Motion picture piracy is extensive in many parts of the world, including South America, Asia, the countries of the former Soviet Union and other former Eastern bloc countries. Additionally, as motion pictures begin to be digitally distributed using emerging technologies such as the internet and online services, piracy could become more prevalent, including in the U.S., because digital formats are easier to copy. As a result, users can download and distribute unauthorized copies of copyrighted motion pictures over the internet. In addition, there could be increased use of devices capable of making unauthorized copies of motion pictures. As long as pirated content is available to download digitally, many consumers may choose to download such pirated motion pictures rather than pay for motion pictures. Piracy of our films may adversely impact the gross receipts received from the exploitation of these films, which could have a material adverse effect on our business, results of operations or financial condition.

We face risks from doing business internationally.

We distribute our film and television programming outside the United States and Canada through third party licensees and derive revenues from these sources. As a result, our business is subject to certain risks inherent in international business, many of which are beyond our control. These risks include: changes in local regulatory requirements, including restrictions on content; changes in the laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes); differing degrees of protection for intellectual property; instability of foreign economies and governments; cultural barriers; and wars and acts of terrorism. Any of these factors could have a material adverse effect on our business, results of operations or financial condition.

Protecting and defending against intellectual property claims may have a material adverse effect on our business.

Our ability to compete depends, in part, upon successful protection of our intellectual property. We do not have the financial resources to protect our rights to the same extent as major studios. We attempt to protect proprietary and intellectual property rights to our productions through available copyright and trademark laws and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries. We also distribute our products in other countries in which there is no copyright and trademark protection. As a result, it may be possible for unauthorized third parties to copy and distribute our productions or certain portions or applications of our intended productions, which could have a material adverse effect on our business, results of operations or financial condition.

Litigation may also be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on our business, results of operations or financial condition. We cannot assure you that infringement or invalidity claims will not materially adversely affect our business, results of operations or financial condition. Regardless of the validity or the success of the assertion of these claims, we could incur significant costs and diversion of resources in enforcing our intellectual property rights or in defending against such claims, which could have a material adverse effect on our business, results of operations or financial condition.

Because we are a Canadian corporation, it may be difficult to sue us or to enforce a judgment against us.

We are a Canadian corporation with our principal place of business in Toronto, Ontario.  Substantially all of our directors and executive officers and some of the experts named in this report are not residents of the U.S. and virtually all of the assets of these persons and substantially all of our assets are located outside the U.S.  As a result, it may not be possible for you to serve summons and complaints within the U.S. upon these persons or upon us.  Similarly, it may not be possible to enforce in U.S. courts, against such persons or against us, judgments of U.S. courts based upon civil liability provisions of the U.S. federal or state securities laws.  In addition, it may be difficult in Canadian courts for you, in original suits or in suits for the enforcement of judgments of U.S. courts, to enforce civil liabilities based upon U.S. federal or state securities laws against us or our directors or executive officers, or our experts.  We have appointed National Registered Agents, Inc. of Washington, D.C., to act as agent for service of process in any action in any U.S. federal or state court brought against us under the securities laws of the U.S.

ITEM 4.

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

Our head office and production/distribution facility is located at 124 Merton Street, Suite 407, Toronto, Ontario CANADA M4S 2Z2, and our registered office is located at 1710 Columbia Street, 2nd Floor, Vancouver, B.C. CANADA V5Y 3C6.  Our telephone number is (416) 486-0377 and facsimile number is (416) 486-6141.  The contact person is Mara Di Pasquale, Chief Financial Officer and Chief Operating Officer. Our agent for service in the U.S. is National Registered Agents, Inc., 1090 Vermont Avenue, NW, Suite 910, Washington, D.C. 20005.

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

By resolution dated July 14, 1999 our share capital was reorganized by converting our Common Shares into Class A Multiple Voting Shares and Class B Subordinate Voting Shares, and by converting each 5 issued and outstanding Common Shares into 1 Class A Multiple Voting Share and 1 Class B Subordinate Voting Share.  At the same time, we changed our name to “Peace Arch Entertainment Group Inc.”.  All references in this document to share data refer to post consolidated shares.

Since our incorporation in 1986, we have been involved in producing and marketing a variety of products ranging from consumer based instructional videos, integrated corporate training programs, individually contracted corporate videos, feature films, television documentaries and television commercials. Historically, we derived the bulk of our revenues from production service arrangements whereby we were retained to produce a video program, film or television commercial for a fee.

In 1996, we commenced a shift in our business toward the production of proprietary television programming.  The first steps in this process were the production of the feature length family films Double Play and Ronnie and Julie.  Our shift into the business of proprietary television production was accelerated through the acquisition of Peace Arch Productions Inc. (formerly Sugar Entertainment Ltd.) in September 1996.  Our principal motivation for expanding into this business was that it offered us greater potential for growth than our prior businesses.  We also believe that the production of proprietary programming offers us the ability to create and expand a library of programming, which will generate long term value.

Our Class A Multiple Voting Shares and Class B Subordinate Voting Shares trade on the Toronto Stock Exchange under the symbols "PAE.A” and “PAE.B", respectively.  Our Class B Subordinate Voting Shares also trade on the American Stock Exchange under the symbol “PAE”.

Capital Reorganization & Removal of Share Issue and Transfer Restrictions

On February 11, 2004, our shareholders passed resolutions altering our Memorandum and Articles to eliminate the distinction between our Class A Multiple Voting Shares without par value (“Class A Shares”) and Class B Subordinate Voting Shares without par value (“Class B Shares”) and naming and designating such shares as Common Shares without par value (“Common Shares”). On the same day, our shareholders passed resolutions altering our Articles eliminating the restrictions in our Articles on the issue and transfer of our shares.  A description of these changes is contained in the sections entitled “Approval of Capital Reorganization” and “Approval of Removal of Restrictions on Issue and Transfer of Shares” of our Information Circular included in our Report on Form 6-K, as filed with the Commission on January 15, 2004 (the “Information Circular”).  Such descriptions are incorporated herein by reference.  As noted in the Information Circular, such will not become effective until the resolutions are filed with the B.C. Registrar of Companies.

Proposed Continuation under the Ontario Business Corporations Act

In addition, on February 11, 2004, our shareholders approved the continuance of the Company from being a corporation governed by the laws of British Columbia to being a corporation governed by the laws of Ontario and, in conjunction with the continuation, approved the substitution of Articles of Continuance for the Company’s existing Memorandum and the adoption of Bylaw No. 1 in place of the Company’s existing Articles.  The continuation and a comparison of the British Columbia Company Act with the Ontario Business Corporations Act are each described in the section entitled “Continuation under the Ontario Business Corporations Act” of the Information Circular.  Such description is incorporated herein by reference. The continuation will not become effective until the British Columbia Registrar of Companies consents to the Company’s continuation out of British Columbia and the Articles of Continuance are filed under the Ontario Business Corporations Act.

Acquisition and Financing Transactions

During the year ended August 31, 2003, we consummated a series of transactions referred to collectively as the "Acquisition and Financing Transactions” as described below.

Private Placement Financing:  In January 2003, we closed a private placement of 5,000,000 Class B Subordinate Voting Shares to four (4) arm’s length investors at a subscription price of $0.30 per share, which price approximates the market price of the Class B Subordinate Voting Shares at the time the private placement was negotiated, for total proceeds of $1,500,000 (the “Private Placement Financing”).

Asset Acquisition:  In January 2003, we acquired a portfolio of assets owned and controlled by CPC Communications Inc. (“CPC”) of Toronto, Canada and/or its subsidiaries, in consideration for the issuance of 8,333,333 of our Class B Subordinate Voting Shares at a price of $0.30 per share (the “Asset Acquisition”).  The assets include “Film Production Company Assets,” certain assigned receivables and the ongoing business activities of Greenlight Film and Television Inc. (”Greenlight”), a wholly owned subsidiary of CPC, collectively (the “Assets”) valued at $2,500,000.

Greenlight, a Toronto company, has been in business since 1997 and is primarily in the business of producing theatrical motion pictures.  In the seven years since its inception, Greenlight has produced, through its wholly owned subsidiaries, more than thirty (30) feature films for worldwide distribution. These films, produced and/or executive produced by its President and founder, Mr. Gary Howsam, have been licensed by entities including Lions Gate Entertainment, Artisan Entertainment, Trimark, HBO and Blockbuster, Showtime, Hallmark Entertainment and Encore.  Following the Asset Acquisition, Mr. Howsam became the Chief Executive Officer and director of the Company.  Greenlight focuses on films with budgets from $4 million to $25 million, designed both for theatrical release and DVD/television.

The Film Production Company Assets acquired by us from CPC included five partially completed films, held by single purpose companies that qualify as Canadian content as determined by the CRTC (Canadian Radio-television and Telecommunications Commission), four (4) of which were produced under tax treaties between Canada and the UK.  The films had aggregate Canadian budgets of approximately $26.5 million. The five companies are wholly owned by CPC or its subsidiaries and their feature films are described as follows:

1.

GFT Crime Spree Films Inc. completed production of a feature film “Crime Spree”, a caper comedy starring Gerard Depardieu and Harvey Keitel, and directed by Brad Mirman.

2.

GFT Absolon Films Inc. completed production of a feature film “Absolon”, a futuristic thriller starring Christopher Lambert and Lou Diamond Philips.

3.

GFT Rough Rider Films Inc. completed production of “Partners in Action”, an action thriller starring Armand Assante and directed by Sidney J. Furie.

4.

GFT Detention Films Inc. completed production of “Detention”, an action thriller starring Dolph Lundgren and directed by Sidney J. Furie.

5.

GFT Limit Films Inc. completed production of “The Limit”, a suspense film starring Lauren Bacall and Claire Forlani and directed by Lewin Webb.

The above single purpose production companies (collectively the “Prodcos”) own majority copyright and certain residual rights to the above noted feature films.  Prior to closing of the Asset Acquisition, Greenlight transferred 100% of the shares of the Prodcos to GFT Entertainment Inc., a newly incorporated company, and, upon closing of the Asset Acquisition, we acquired 100% of the shares of GFT Entertainment Inc.

At the time of acquisition, CPC retained voting control of each Prodco through a temporary voting trust and, accordingly, the company’s interest was of an equity nature. Each voting trust was terminated prior to the delivery of each related film. The operations of each Prodco have been consolidated from the date that each voting trust was terminated.

The Assigned Receivable Assets acquired are as follows:

1.

Federal and Ontario tax credit receivables due to the Prodcos in the estimated amount of $280,000;

2.

Interim collateral deposit release of $300,000;

3.

Ownership of loan due to a subsidiary of CPC from GFT Limit Films Inc. in the amount of US$959,713; and

4.

Assignment of $408,000 due to CPC with respect to proceeds of France exploitation of Crime Spree (the “French Proceeds”).  Provided that we receive actual cash from the Assigned Receivable Assets and from the Film Production Company Assets in the amount of $2,500,000, we have agreed to remit any further cash received from these assets to CPC until an amount equal to the French Proceeds actually received by us has been recouped by CPC.

Debt Restructuring: During the year ended August 31, 2003, the Company carried out a reorganization and rationalization of its assets, operations and subsidiaries. The result of this reorganization was that the debts of the Company, and its subsidiaries as at January 30, 2003, to Fremantle Enterprises Inc. (“Fremantle”) and Comerica Bank – California (“Comerica”) were renegotiated and reorganized pursuant to the terms of Debt Repayment Agreement of January 30, 2003 with Fremantle and the Release and Reconstitution Agreement of November 22, 2002 with Comerica.

Debt Repayment Agreement: During the year ended August 31, 2002, the Company entered into an agreement with Fremantle an existing trade creditor, whereby Fremantle agreed to exchange its trade payable balance of $7,783,000 for a term loan secured by a charge on the assets of the Company and a secured interest in certain copyrights to productions. The promissory note bore interest at 10% per annum and was intended to mature on June 30, 2004. Subsequent to August 31, 2002, the Company failed to make scheduled repayments of principal of $500,000 and also interest owing.

On January 30, 2003, the Company and Fremantle entered into the Debt Repayment Agreement to restructure the remaining $7,580,000 of term debt due to Fremantle. Fremantle agreed that the revised source of debt repayments and security would be restricted to the business, assets, and undertakings of the Company as they existed immediately prior to January 30, 2003 (the pre-existing assets), that date being the closing of the acquisition and financing transactions described above. The new debt has no fixed repayment dates. Interest, which continues to accrue at 10% per annum, and principal are payable from the income streams of the pre-existing assets, subject to priority interests. The revised terms also exclude a previous right of prepayment by the Company of all outstanding amounts.

The Company also agreed that if any amount of the Fremantle debt, including unpaid interest, remains outstanding as of December 31, 2004, Fremantle will, for a period of 90 days, have the right to convert such unpaid amount to Class B Subordinate Voting Shares in the capital of the Company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share.

The modification of the debt is treated for Canadian accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt instrument is at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification is based on the discounted expected future cash flows of the pre-existing assets. The Company recorded a gain on modification of the debt as described below.

Release and Reconstitution of Loan Guarantee: During the year ended August 31, 2001, the Company guaranteed a loan due to Comerica to a maximum of US$2,075,000 on behalf of a co-production partner. During the year ended August 31, 2002, the co-production partner defaulted on its loan payments. As at August 31, 2002, the amount of the outstanding related debt was $1,675,000 (US$1,075,000) and the Company recognized its obligation as debt and receivable due from the co-producer. The receivable was written off at August 31, 2002.

During the year ended August 31, 2003, the Company entered into a Release and Reconstitution Agreement with Comerica that restructured the terms of the loan guarantee. Repayment of the loan is restricted to the ultimate proceeds of specific exploitation rights secured under the original loan agreement and, subject to priority interests, including repayment to Fremantle, to the pre-existing assets.

If any amount of the Comerica liability remains outstanding as of December 31, 2005, Comerica will, for a period of 90 days, have the right to convert such unpaid amount to Class B Subordinate Voting Shares in the capital of the Company at a deemed price of $5.00 per share. The modification of the Comerica obligation is treated for Canadian accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt is at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification is based on the discounted expected future cash flows of the pre-existing assets. The Company has recorded a gain on modification as described below.

Conversion instruments: As described, and in conjunction with the above, on January 30, 2003, the Company issued a conversion instrument to Fremantle which permits Fremantle to convert the amount of its outstanding debt including unpaid accrued interest at December 31, 2004, if any, into Class B Subordinate Voting Shares of the Company for a period of 90 days commencing on December 31, 2004. The conversion price will be the lower of either (a) $5.00 per share or (b) the average closing price of the Class B shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share. Pursuant to the conversion instrument, 2,527,000 Class B shares, which represent the number of shares that could be issued for the principal amount of debt of $7,580,000, have been reserved for issuance.

As described, and in conjunction with the above, on January 30, 2003, the Company issued a conversion instrument to Comerica which permits Comerica to convert the amount of its outstanding loan at December 31, 2005, if any, into Class B Subordinate Voting Shares of the Company for a period of 90 days commencing on December 31, 2005 at a price of $5.00 per share. Pursuant to the conversion instrument, 366,000 Class B Subordinate Voting Shares, which represent the number of shares that could be issued for the obligation of US$1,075,000, have been reserved for issuance.

The Company has estimated that the fair value of the obligation to issue shares to both Fremantle and Comerica is $2,887,000 and has charged that amount against the computed gain on modification described above. Since upon exercise of the conversion instruments by Fremantle and Comerica, the Company has issued a right to Fremantle and Comerica to receive a variable amount of shares in settlement of their loans, the Company has reflected the amount as a liability.

Gain on modification of debt:  The gain on modification of debt recognized in the year ended August 31, 2003, comprises the following:

	Fremantle $	Comerica $	Total $

Carrying amount of the debt before modification	7,580	1,675	9,255
Fair value of debt after modification	(3,274)	-	(3,274)

	4,306	1,675	5,981

Fair value of the obligation to issue shares under the conversion instruments			(2,887)

Gain			3,094

Pursuant to the reorganization, the Company’s wholly owned subsidiary, Peace Arch Production Development Corp. (PAPDC), became the owner of substantially all the assets and business (collectively, the pre-existing assets) that the Company owned immediately prior to undertaking its business combination through the acquisition of GFT Entertainment Inc. on January 30, 2003. The pre-existing assets consisted principally of accounts and loans receivable, film and television rights, and all shares and other securities (including intercompany loans) held by the Company in its subsidiaries existing at January 30, 2003.

At the same time, PAPDC and its subsidiaries directly or indirectly were assigned substantially all the pre-existing debts and liabilities of the Company, including the Company’s indebtedness to Fremantle and Comerica. Subsequent to this reorganization, on August 1, 2003, the Company sold all of its shares of PAPDC for nominal consideration. However, the Company continues to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica under Conversion Rights Certificates (the conversion instruments) issued by the Company to each of them. If the conversion rights are exercised however, the Company will assume Fremantle and Comerica’s security interest in the assets.

On the same date, the company entered into a Sales Agency Agreement with PAPDC, its subsidiaries and the purchaser, under which the company retained exclusive 25-year worldwide distribution rights for all of the films and television programming rights owned by PAPDC and its subsidiaries. Under the agency arrangement, the company recovers its direct costs of distribution from gross exploitation receipts on such rights and earns a commission at varying rates (up to a maximum of 30%) of the remaining gross receipts. The purchaser is entitled to retain 10% of the commission balance remaining and the remaining receipts are paid to PAPDC and its subsidiaries, which in turn settles its debt obligations to Fremantle.

In our normal course of business, we invest in film & television programming that we capitalize and amortize as described in Note 4 of the August 31, 2003 audited consolidated financial statements, attached hereto.  The amounts capitalized to investment in television programming were $15.6 million in 2003, $0.3 million in 2002, and $39.6 million in 2001.

In addition, we incurred property and equipment capital expenditures in respect to operations of $38,000 in 2003, $44,000 in 2002, and $178,000 in 2001.

B.

BUSINESS OVERVIEW

GENERAL

We are a vertically integrated company that develops, finances, produces and distributes high-quality, proprietary film & television programming for markets worldwide.  We also provide production services for third parties on a contract basis.  Our head office is based in Toronto, Ontario, Canada, one of North America’s major production centers. As a Canadian producer, we believe we currently have a number of competitive advantages over producers outside of Canada, including access to tax and other government incentives in Canada.

We have reorganized the business, restructured the debt and established new production and selling operations within the company.  We plan to continue our focus on increasing the quality and profitability of our proprietary film and television production and sales operations. Goals of management for the coming year will be to build working capital reserves to enhance the scale and results of our operations, enhance and increase the regularity of shareholder communications, awaken the markets to our securities and maintain a steady and controlled growth for the company.

Industry Overview

The Feature Film and Television Production Industry

The North American film and television production and distribution industry serves the largest market in the world, with a population of nearly 300 million people.  In the last decade the growth of broadcasting and cable television markets outside North America through the privatization of broadcasting systems, the proliferation of broadcast licenses and the introduction of new delivery technologies, such as cable and satellite transmission systems, combined with the decrease in United States revenues per program due to market fragmentation has led to a higher proportion of revenues from international markets. Recently in North America and internationally, the DVD retail purchase and rental growth has added significantly to feature film receipts.

Generally, the right to exhibit or broadcast a program is licensed by a production company to a combination of U.S., Canadian and international distributors, home video/DVD companies and broadcasters, including free television and cable networks or individual television stations in the first-run syndication market.  After the initial theatrical, video and network, cable licensing or first-run syndication period, the program is available for further commercial exploitation on cable or in syndication.

With respect to television drama programming, the current fragmentation of the market, combined with downward price pressure due to a weak worldwide market for television programming, has resulted in a demand for more cost-effective programming, such as lower cost reality and factual programs. There remains a broad demand in all markets for commercial motion pictures.

North American Markets

In North America, film and television programming is delivered to the end user by way of theatrical exhibition, pay per view services, Video on demand, Video/DVD rentals and purchases, free television networks, cable channels and networks, individual television stations and satellite delivery services.  Free television networks include NBC, CBS, ABC, Fox, UPN, WB and PBS in the U.S. and CBC, CTV and the Global Television Network in Canada.

In recent years, introduction of DVD the video rental and purchase marketplace has revitalized this market segment. Alternatives to the free television networks in the U.S. have expanded with the growth of other networks, cable channels and the development of a first run syndication market leading to more available slots for film and television programming.  Cable channels include HBO, Showtime, USA Networks, Lifetime, The Family Channel, TNT and TBS in the U.S. and TMN, Super Ecran, Movie Central (formerly Super Channel), Channel D and Showcase in Canada.

International Markets

Over the past ten years, the worldwide independent film and television industry experienced growth as a result of the development of new cable and television broadcasting systems outside of North America.  These systems represented significant new sources of revenue for producers.  Factors contributing to the growth of the worldwide industry included the introduction of direct broadcast satellite services and pay television, as well as increased cable penetration and the growth of DVD/home video.  Some foreign broadcasters sought out both indigenous programming in order to satisfy the local content regulations of their broadcast licenses and international programming, largely from North America, to appeal to a wide audience.  We frequently look to structuring our productions as international co-productions and thereby produce “international” programming that qualifies as indigenous in more than one country.  In the most recent year, an overall economic downturn causing a decline in broadcast revenues has put downward price pressure on programming.

Canada's Role in the Television and Feature Film Industry

Canada has become a leading location for internationally originated productions due to several factors.  Canada's geographic proximity to the U.S. and shared North American values and interests have led to the establishment of close professional contacts between Canadian and U.S. studios, independent producers, distributors and buyers.   Government tax incentives and the availability of free location assistance to film and television producers offered by many Canadian cities and several provinces increased production activity in Canada.  Canada has made an effort to increase its pool of highly trained and professional crews, technicians and production personnel.  Finally, with its wide-ranging topography, stretching 3,400 miles from coast to coast, Canada is ideally suited for location shooting. Urban centers such as Toronto, Vancouver and Montreal have been disguised as London, Paris, New York, Los Angeles and Chicago.  U.S. companies with a strong presence in Canada include major U.S. studios such as Paramount, Disney, Universal Pictures and Columbia Pictures/Tri-Star Pictures; U.S. television networks such as ABC, NBC, CBS, Fox, UPN, WB and PBS; and film companies such as The Hearst Corporation and New World Entertainment, Inc., among many others.  European and Asian film companies have also found Canada to be an attractive location and have often been able to access Canada's numerous international film and television co-production treaties.

Competition

Independent film and television production and distribution are highly competitive businesses.  We face competition from companies within the entertainment business, as well as alternative forms of leisure entertainment such as travel, sporting events, outdoor recreation and other cultural activities, among many others.  We compete with numerous suppliers of film and television programming and related programming, including the major motion picture studios, national television networks and independent film and television production companies, many of which are significantly larger and have substantially greater resources than we have.  We believe that we currently have a competitive advantage over U.S. competitors through our eligibility for Canadian tax credits described below under “—Regulatory Considerations—Industry Incentives”.

Regulatory Considerations

Our status as a producer of “Canadian” programming established and operating in Canada, makes us eligible to receive Canadian tax and business incentives.

We will continue to qualify for these tax and business incentives if, among other things, Canadians beneficially own or control a majority of the voting rights of Peace Arch.  However, we have no way of confirming actual beneficial ownership of our shares.  If Canadians fail to beneficially own or control a majority of Peace Arch’s voting rights, we could lose our eligibility for these tax and business incentives. These tax and business incentive programs also may be amended or eliminated in the future.  The loss or elimination of these tax or business incentives might have a material adverse effect on the results of our operations and financial condition.

Canadian Content Requirements

Canadian conventional, specialty, pay and pay-per-view television services are required to devote a certain amount of their programming schedules, including prime time, to Canadian productions. The Canadian Radio-Television and Telecommunications Commission (''CRTC'') enforces compliance with these requirements and failure to comply can result in fines or the loss of a license.  These requirements provide support to the market for Canadian programming, such as those we produce, as long as they qualify as Canadian programming for CRTC purposes.

Two government bodies decide what constitutes Canadian content.  The Canadian Audio-Visual Certification Office (CAVCO) reviews the Canadian content of productions to determine their eligibility for tax credits.  The CRTC, the regulator which licenses Canadian broadcasters, determines how much of a licensee’s schedule must be reserved for Canadian content.  It also reviews applications for Canadian content not eligible for tax credits at CAVCO and for productions that choose not to apply to CAVCO.

According to CAVCO and CRTC regulations, a program will qualify if it is produced by an individual Canadian producer with the involvement of individual Canadians in key creative functions, and where a substantial portion of the remuneration paid to individuals is for services provided by Canadians and processing and final preparation costs are for services provided in Canada.  A program may still qualify as “Canadian” even though non-Canadian individuals perform some of the producer functions, if the production company is a “Canadian production company” and other requirements are met.  A “Canadian production company” includes a Canadian company which carries on business in Canada with a Canadian business address, which is owned or controlled by Canadians and whose principal business is the production of film, videotape or live programming for distribution on television or in theatrical, industrial or educational markets.  We believe that we will continue to qualify as a “Canadian production company” for this purpose, so long as Canadian citizens or permanent residents beneficially own more than 50% of the combined voting power of our outstanding shares or if we are controlled by Canadians.

International Co-Production

Canada is a party to co-production treaties with more than 50 countries throughout the world, excluding the U.S.  Canada's co-production treaties allow for the reduction of the risks of production by permitting the pooling of creative, technical and financial resources of Canadian producers with non-Canadian producers under prescribed conditions.  Canadian co-production treaty partners include China, France, United Kingdom, Germany, Italy, Hungary, Israel, Mexico, New Zealand and Australia.  A production that qualifies as a co-production for treaty purposes is considered to be a national product in each of the participating countries and, as such, is entitled to many local advantages in each country.  More specifically, the co-production usually satisfies criteria for national certification in regard to content broadcasting regulations, government subsidies and tax benefits.  The co-producers share the copyright in the production, while the domestic distribution rights are generally owned by the respective co-producers.  Sharing of foreign revenues is based on the respective contribution of each co-producer, subject to negotiation between the co-producers and approval by the appropriate government authorities. Two of our series, Big Sound and The Immortal, were produced under The Canada/United Kingdom Co-production Treaty, as well as four of our feature films:  Crime Spree, Absolon, Partners in Action and The Limit. During 2003, we produced 9 motion pictures, of which 7 were produced as international treaty co-productions.

Industry Incentives

(a)

Refundable Income Tax Credit – Federal

Since 1995, a refundable tax credit has been available under the Income Tax Act (Canada) for eligible film and television productions undertaken by qualified Canadian corporations.  Up until November 14, 2003 the tax credit was equal to 25% of the lesser of qualified labor expenditure and 48% of eligible costs of production of a given project.  After November 14, 2003, the percentage of qualified labour expenditure for eligible productions was increased to 60%. Eligible costs of production are total production costs less any other government assistance, including any provincial refundable tax credit.  Since our labor expenditures for a production typically exceed this limitation, we are generally eligible to receive a federal tax credit equal to 15% of the eligible costs of production.  The credit is calculated on the basis of each individual production and is available only to taxable Canadian corporations which have activities that are primarily those of a Canadian film or video production business carried on through a permanent establishment in Canada and which are Canadian-controlled as determined under the Investment Canada Act.  Canadians control a corporation for purposes of the Investment Canada Act where, among other things, Canadians own and control a majority of the voting interest.  Refundable federal tax credits arising from the delivery of film and television programming in fiscal 2003 amounted to $3,251,746 and in 2002 approximately $420,000.

(b)(i)

Refundable Income Tax Credit – Province of British Columbia

Under the terms of the current film and television provincial tax credit system under the Income Tax Act (British Columbia), the Province of British Columbia offers refundable tax credit incentives for British Columbia film productions.  The incentives are available at the following levels:

  Basic incentives equal to 20% of qualified British Columbia labor expenditures.

  A regional incentive equal to 12.5% of qualified British Columbia labor expenditures for productions where principal photography occurs outside of the Greater Vancouver area in British Columbia.

  A training incentive equal to the lesser of 3% of British Columbia labor expenditures or 30% of qualified labor expenditures attributable to payments to eligible industry trainees.

Eligible labor expenditures are limited to 48% of the total production costs, net of government assistance. The credit is calculated on the basis of each individual production and is available only to a qualified corporation having a permanent establishment in British Columbia and carrying on an eligible film or television production business through a permanent establishment in Canada.  In order to access the basic credit, the producer of the eligible production must be a British Columbia resident for tax purposes and persons domiciled in British Columbia must also control the corporation.  As a result of the Acquisition and Financing transactions that took place during the year, as described in Item 4 A herein, persons domiciled in British Columbia no longer control the Company. More than 50% of the members of our board of directors are persons domiciled in Ontario and persons domiciled in Ontario beneficially own more than 50% of the combined voting power of our outstanding shares.  We no longer have a permanent establishment in British Columbia and are no longer a British Columbia resident for tax purposes. Production companies controlled by us performing productions that take place in British Columbia will not be eligible for the British Columbia tax credit. We have received tax credits under the British Columbia program on account of television programming delivered in our 2003 fiscal year in the amount of approximately $496,000 and in 2002 approximately $338,000.

 (b)(ii)

Refundable Income Tax Credit – Province of Ontario

Under the terms of the current film and television provincial tax credit system under the Income Tax Act (Ontario), the Province of Ontario offers refundable tax credit incentives for Ontario film productions.  The incentives are available at the following levels:

  Basic incentives equal to 20% of qualified Ontario labor expenditures.

  A regional incentive equal to 10% of qualified Ontario labor expenditures for productions where principal photography occurs outside of the Greater Toronto area in Ontario.

Eligible labor expenditures are limited to 48% of the total production costs, net of government assistance. On November 14, 2003, the Province of Ontario raised the limit of eligible labor expenditures to 60% of total production costs.  The credit is calculated on the basis of each individual production and is available only to a qualified corporation having a permanent establishment in Ontario and carrying on an eligible film or television production business through a permanent establishment in Canada.  In order to access the basic credit, persons domiciled in Ontario must also control the corporation.  In addition, in order to access the basic credit, the producer of the eligible production must be an Ontario resident for tax purposes.  More than 50% of the members of our board of directors are persons domiciled in Ontario and persons domiciled in Ontario beneficially own more than 50% of the combined voting power of our outstanding shares.  We have received tax credits under the Ontario program on account of film and television programming delivered in our 2003 fiscal year in the amount of approximately $2,448,754 and in 2002 approximately $nil.

(c)

Production Services Tax Credit

In October 1997, the Canadian Minister of Finance announced the creation of a new program to support film and video productions in Canada.  Effective November 1, 1997, the film and video production services tax credit replaced the privately promoted tax shelters that were affirmatively terminated on October 31, 1997, with a tax credit for films that do not satisfy all the requirements of a Canadian-certified film or video production described above.  This program currently provides eligible production corporations engaged in an accredited production with a tax credit equal to 16% of their qualified Canadian labor expenditures for a production incurred after October 1997.  An eligible production corporation is a corporation that carries on a film or video production business through a permanent establishment in Canada, and that owns the copyright on an accredited production throughout the period in which it is produced in Canada or that has contracted directly with the owner of the copyright to provide production services in Canada where the owner of the copyright is not an eligible production corporation.  An accredited production is a film or video production with a production cost of not less than $1.0 million incurred during the two-year period that begins with the principal filming or taping of the production.  A production that is part of a series of two or more episodes, or that is a pilot program for such a series, also qualifies as an accredited production if the production costs of each episode incurred during a two-year period that begins with the principal filming or taping of the production exceeds $100,000 for an episode with a running time of less than 30 minutes and $200,000 in any other case.  Accredited productions do not include, among other things, pornography, advertising and various productions developed primarily for industrial, corporate or institutional purposes.  Each of the provinces of Canada has adopted similar programs.

(a)

Canadian Television Fund

The Canadian Television Fund (“CTF”) is a private-public initiative with an annual budget of about $250 million.  It consists of two distinct but complementary programs:

(i)

License Fee Program

The License Fee Program was created in 1996 to form a television funding initiative equal to approximately $80.0 million per year to promote high-quality Canadian television programming.  We could, for each project eligible under such program, apply for contributions of up to 18% of the total production budget.  The maximum contribution varies with the categories of programs.  During fiscal 2003 we recorded funding of $229,000 from the License Fee Program, and $94,907 in fiscal 2002.

(ii)

Telefilm / Equity Investment Program

Administered for the CTF through Telefilm Canada, the Equity Investment Program (“EIP”) provides financial assistance to the Canadian film and television industry in the form of recoupable production advances.  Telefilm Canada also provides advances for script development, loan guarantees, and recoupable advances of the cost of dubbing into English or French and grants of up to 75% of advertising and promotion costs on certain productions.  Telefilm Canada’s development fund and the international component of their Marketing Assistance Program are no longer available to publicly traded companies.  In fiscal 1997 and 1998, we did not use Telefilm funding from the development fund or the international component of the Marketing Assistance Program.    In fiscal 2001 we received an aggregate of $2,000,000 from the Equity Investment Program for production funding in respect of Big Sound.  In fiscal 2003 and 2002 we did not receive any funding from Telefilm Canada.

(e)

Other  Incentives

We have also utilized production financing from other government sources including British Columbia Film, The Independent Production Fund and CanWest Independent Producers Fund.  We may use such funding in the future if we believe it is prudent to do so.  There are government incentives in the other provinces, available for our use, but we have not yet accessed them.  During fiscal 2003 we received $89,000 from the CanWest Independent Producers Fund.

Development

We develop programming including motion pictures, episodic series, and documentaries.  The initial stage in the process of creating programming is concept development.  We select programming concepts that we believe will have domestic and international market appeal.  We often arrange for the involvement of industry recognized creative talent, including writers, producers, directors and actors, which makes the programming more saleable and increases the value of our library.  In some cases, one or more of these people may already be involved when we become involved.

Our development department receives and evaluates written concepts, scripts, books and other literary properties from agents, writers and prospective production partners around the world.  After the selection and acquisition of the necessary rights to source material, we generally involve broadcasters, distributors and investors in the further development of the concept.

Production

The production of proprietary programming involves the assembly of a team of production personnel, including scriptwriters, directors, cast and crew.  In the case of larger-budget drama productions this team can include over 150 people per production who are hired either as employees or independent contractors. For our documentary and lifestyle productions our production team is smaller and many functions are performed using in-house resources.  We form a wholly owned production company for each production that retains the necessary employees and contractors.

Our proprietary programming and production services offer high production values and generally require extensive studio and on-location filming or taping, special visual effects, music scoring, editing and post-production finishing.  Our crews using facilities and equipment that we own or rent undertakes many of these activities.  Other key activities, including sound mixing and post-production finishing, are subcontracted to companies that specialize in these areas.

Since inception, we have produced feature length films, documentaries and various specialty television programs.  We have also produced 166 one-hour episodes and 90 half-hour episodes of television series programming.  During fiscal 2003 we acquired and delivered 5 motion pictures included as part of the “Acquisition and Financing Transactions” described in Item 4 herein, above. The motion pictures are listed below:

1.

 “Crime Spree”, a caper comedy starring Gerard Depardieu and Harvey Keitel, and directed by Brad Mirman.

2.

“Absolon”, a futuristic thriller starring Christopher Lambert and Lou Diamond Philips.

3.

 “Partners in Action”, an action thriller starring Armand Assante and directed by Sidney J. Furie.

4.

 “Detention”, an action thriller starring Dolph Lundgren and directed by Sidney J. Furie.

5.

 “The Limit”, a suspense film starring Lauren Bacall and Claire Forlani and directed by Lewin Webb.

Proprietary Film and Television Programming

We hold varying copyright ownership interests in productions that we produce.  These interests include distribution rights to license films.  It is our strategy to focus on increasing ownership and control over exploitation to continue to build significant future asset value.  During fiscal 2003, we delivered 5 motion pictures and set into production a further 9 motion pictures in which we hold ownership interests. During fiscal 2003, our Vancouver-based television division produced and delivered 21 episodes of programming and two documentaries owned by the Company and are in production of a documentary series.

During fiscal 2002, we added 16.5 hours of programming to our library. We will continue to expand our library as we produce more proprietary programming.

Marketing and Distribution

We market and distribute our proprietary film and television programming under arrangements with worldwide distributors and agents.   Early in fiscal 2003, the Company established an international markets sales agency in London, UK, through which the Company now increasingly manages licensing of the Company’s motion pictures. We also market and distribute titles directly to existing pay and free television, home video and other markets.  We typically directly distribute our programming in North America.  We believe that representing our own product assures us meaningful control over the manner of presentation as well as providing invaluable input as to market perceptions at the development phase of programming.  Over time, we believe the savings of third party sales commissions and expenses will more than offset the operational costs of the foreign sales company.

The following table shows the breakdown of our total revenues during our past three fiscal years by activity and by geographical market:

	Year Ended August 31,
	2003	2002	2001
	(in millions of Canadian dollars)
Revenues by Activity
Proprietary programming	20.8	2.8	45.9
Production services	0.3	3.6	9.0
Other	0.3	0.1	0.5

Revenues by Geographic Market
Canada	4.7	2.4	13.0
U.S.	8.1	4.1	22.9
Europe and other markets	8.6	0.0	19.5

Key Relationships

We believe that our relationships with domestic and international broadcasters, distributors, financing sources and creative talent are important to the successful expansion of our proprietary motion picture and television business.

U.S. and International Broadcasters and Distributors.  We have produced our programming in association with a variety of U.S. and international broadcasters and distributors including Blockbuster, Buena Vista Television, Hallmark Entertainment Network, MGM, Nu Image, USA Network’s Sci-Fi Channel, Telemunchen, TFI, Columbia Tri-Star, MTV and Showtime Networks.

Canadian Domestic Broadcasters.  We have a long-standing relationship with the Canadian broadcast community, including Alliance Atlantis Communications, CHUM-City, CTV, Global, Life Network Inc., Knowledge Network and The Family Channel.  Alliance Atlantis Communications has licensed rights to all of the Company’s current motion pictures in Canada.

Seasonality

Results of operations for any period are significantly dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty.  Consequently, our results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods.  Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.  Television program’s revenues is recognized when the program is delivered pursuant to a non-cancelable agreement, provided the applicable broadcast season has commenced.  Minimum guaranteed revenue from license agreements typically are recognized when the license period begins and the program is delivered.

Intellectual Property

We have the trademarks "Peace Arch Entertainment” registered in Canada, the United States and the European Union.  As well, we have the “Peace Arch Entertainment Group Inc. & Design, in Canada and the United States and “StreamScapes” trademarked in Canada.  We regard our trademarks as valuable assets.

Copyright protection is a serious problem in the videocassette and DVD distribution industry because of the ease with which cassettes and DVDs may be duplicated.  In the past, certain countries permitted video pirating to such an extent that we did not consider these markets viable for distribution. We will explore initiating legal actions to enforce copyright protection when necessary.

C.

ORGANIZATIONAL STRUCTURE

The following is a list as at August 31, 2003 of the principal subsidiaries of the Company, the jurisdiction of incorporation of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company.

Subsidiary	Jurisdiction	Percentage of Voting Securities Held

Peace Arch Films Ltd.	England and Wales, U.K.	100%
GFT Entertainment Inc.	Ontario, Canada	100%
GFT Crime Spree Films Inc.	Ontario, Canada	100%
GFT Absolon Films Inc.	Ontario, Canada	100%
GFT Rough Rider Films Inc.	Ontario, Canada	100%
GFT Detention Films Inc.	Ontario, Canada	100%
GFT Limit Films Inc.	Ontario, Canada	100%
GFT Action Films Inc.	Ontario, Canada	100%
GFT Beast Film Inc.	Ontario, Canada	100%
GFT Disaster Films Inc.	Ontario, Canada	100%
GFT Disaster II Films Inc.	Ontario, Canada	100%
GFT Shepherd Films Inc.	Ontario, Canada	100%

D.

PROPERTY, PLANT AND EQUIPMENT

In January 2003 we took over the offices of GFT Entertainment Inc. (GFT) in Toronto.  The offices are located at 124 Merton Street, Suite 407, Toronto, Ontario.  The basic rent for the premises amounts to $7,753/month.

In January 2002, we sold our remaining production property, which is comprised of approximately 55,000 square feet of studio, production office and storage space, located at 150 West 1st Avenue, Vancouver, British Columbia.  The property was sold for gross proceeds of $4.72 million and, as consideration we received cash in the amount of $3.72 million and a note in the amount of $1 million.   The note receivable, bearing interest at 9% per annum, due on January 1, 2004, but will be received in March 2004 and secured by a second mortgage on the property was transferred to PAPDC, which in turn PAPDC was sold to a third party during the year, as part of the reorganization of the Company’s assets as described in Item 4 under Acquisition and Financing Transactions herein. After repaying the existing mortgage on the property, the remaining net cash proceeds of $1.03 million were used to pay down our subordinated debt.  We continue to occupy the West 1st Avenue property through an operating lease arrangement to December 31, 2005 with minimum monthly lease payments of $34,156.  We are using approximately one-third of the West 1st Studio for our productions, and to house our ten digital post-production suites and two visual effects suites, which handle off-line editing for all of our productions.  We sublease the balance of the West 1st Avenue property to third parties at local market rates.

In October 2001, we sold our studio building located at 310 West 4th Avenue, Vancouver, British Columbia for gross proceeds of $2.31 million. We realized net cash proceeds of $1.46 million from the sale that were used to pay down our subordinated debt.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

During fiscal 2003, the company refocused its business model by entering into a series of transactions.  The company has experienced a significant positive turnaround as evidenced by the following:

  Following shareholder approval in January, 2003, all assets and liabilities of the business of the company up to the time of this approval were conveyed and restricted to a subsidiary, Peace Arch Project Development Corp. (“PAPDC”). Fremantle and Comerica, the principal secured creditors of the company agreed to have their debt restricted to this subsidiary. In addition, the company granted these secured lenders a right to convert any outstanding debt not paid as of January 30, 2003 into shares of the company at certain specified conversion rates. In August of this year, prior to year-end, the company disposed of PAPDC for nominal consideration. The company is contracted to serve as exclusive worldwide sales agent for the prior library of the company on commercial terms, the proceeds of which will be remitted to retire the prior debt. The effect of these transactions was a gain of $3.1 million.

  The company entered into a private placement financing issuing 5,000,000 Class B Subordinate Voting shares for total cash proceeds of $1.5 million.

  Concurrent with these changes, the continuing business and operations of GFT Entertainment Inc., a feature film producer, was acquired by the company along with numerous films in varying phases of production and development.

  The company established an international feature film sales company, Peace Arch Films Limited, operating in London, England, to better exploit its feature film properties.  This sales arm should begin to generate revenue in the coming year.

The continuing business of the fact-based programming unit of the company has performed well, again continuing to develop and produce new programs for the company.

During the year, the company delivered 5 motion pictures and set into production a further 9 motion pictures.  The Vancouver-based TV unit of the company delivered and produced 21 episodes of programming and two documentaries owned by the company and is in production of a documentary series.

The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP.  The application of Canadian GAAP conforms in all material respects for the periods presented with U.S. GAAP except as explained in Note 22 to consolidated financial statements included under Item 17 to this Form 20-F.

The Company makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingencies. These estimates are based on historical experience and third party information that we believe are reasonable in the circumstances.  Actual results may differ from these estimates.  The Company’s most significant use of estimates and assumptions in preparing the consolidated financial statements relate to assessing the underlying value of the investment in film and television programming and productions in progress.

The consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of operations.

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany balances and transactions have been eliminated.

During the year ended August 31, 2003, the majority of the Company’s film productions were undertaken in combination with another independent film producer from the United Kingdom. Each party’s rights and obligations are set out in a co-production agreement with the third party producer. Pursuant to such agreements, the Company undertakes its portion of production through a special purpose wholly owned subsidiary. Each subsidiary records its share of revenues, expenses, liabilities and assets pursuant to such agreements.

Results of operations for any period depend on the number of television programs that are delivered.  Consequently, results may fluctuate materially from period-to-period, and the results of any one period may not necessarily be indicative of results for future periods.  Cash flows may fluctuate and may not closely correspond with revenue recognition.

In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 00-2 (SOP 00-2). SOP 00-2 established new accounting standards for producers and distributors of films and television programming, including changes in revenue recognition and accounting for exploitation costs such as advertising and marketing expenses. Additionally, in June 2000, the Financial Accounting Standards Board rescinded SFAS 53 “Financial Reporting by Producers and Distributors of Motion Picture Films”.  Companies that were previously subject to SFAS 53 must now comply with SOP 00-2. Peace Arch was compliant with SFAS 53 reporting. We elected to adopt SOP 00-2 early, and applied the changes retroactively as required under Canadian generally accepted accounting principles.

Revenues for film and television programming are recognized only when persuasive evidence of a sale or licensing arrangement with a customer exists, the film is complete and has been delivered or is available for immediate and unconditional delivery, the licence period has commenced, the arrangement fee is fixed or determinable, collection of the arrangement fee is reasonably assured and the period of the exploitation of rights sold or the applicable license period has commenced.

Revenues from production services for third parties are recognized when the production is completed and delivered. All associated production costs are deferred and charged against income when the film is delivered and the related revenue is recognized.

Deferred revenues represent payments received in advance of a program or episodic revenue being recognized.

As part of its requirement for amortizing film and television programming costs the Company must estimate the revenue stream (the ultimate revenues) expected to be derived from the exploitation of the program. The Company determines its amortization of investment in film and television programming based upon the ratio that current revenues bear to the estimate of remaining unrecognized ultimate revenue as of the beginning of the current fiscal year.  Investment in film and television programming is recorded at the lower of remaining unamortized film costs and fair value and productions in progress are recorded at the lower of cost and estimated fair value.

Estimates of future film and television programming revenue and fair value are affected by changes in general economic or industry conditions and market preferences.  These factors are primarily outside of the Company’s control.  Management’s estimates of future cash flows are based on its best estimates of future economic conditions as they impact the Company.  These estimates are reviewed periodically in accordance with Company policy.  Significant decreases in future estimates of revenue may result in accelerating amortization of film and television production costs or require unamortized costs and productions in progress being written down to fair value, based upon estimated future discounted net cash flows from the related feature film productions or series.

Generally, the costs incurred in producing a film or television program are capitalized prior to completion and delivery.  These costs include direct production costs, production overhead and interest related to financing the project.   Costs related to proprietary programming are included, net of credits and amortization, in “Investment in film and television programming” on the consolidated balance sheet. Productions in progress represent the costs of incomplete programs and are carried at the lower of cost and estimated fair value.

As outlined above, the Company completed a restructuring of its debt during the year. Part of the terms of this restructuring created a conditional obligation on the part of the Company to satisfy any remaining indebtedness to the secured creditors, in accordance with the terms specified in the conversion instruments outlined above, by issuing a variable number of Class B Subordinate Voting Shares of the Company to these secured creditors. At August 31, 2003 the Company made certain estimates in determining the gain on debt modification and its anticipated obligation to issue shares pursuant to the terms of the conversion instruments.

Recent Canadian accounting pronouncements

Disposal of long-lived assets and discontinued operations

In 2002, the Canadian Institute of Chartered Accountants issued Handbook Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations”, which will be effective for all disposal activities initiated by a commitment to a plan on or after May 1, 2003. Under the new rules, (i) a long-lived asset to be disposed of other than by a sale continues to be classified as held and used until it is disposed of; (ii) a long-lived asset classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell; (iii) a loss recognized on classification of a long-lived asset as held for sale or a group of assets as a discontinued operation does not include future operating losses, other than to the extent they are included in the fair value of the asset; and (iv) discontinued operations are defined more broadly than under existing Canadian GAAP. The Company does not expect the adoption of this section to have a significant impact on its financial results.

Impairment of long-lived assets

In 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets”, which is effective for the fiscal year commencing September 1, 2003. Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value. The Company does not expect the adoption of this section to have significant impact on its financial results.

Hedging relationships

In June 2003, the CICA revised Accounting Guideline 13, “Hedging Relationships”, which is effective for fiscal years beginning on and after July 1, 2003. The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. The guideline establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting. The Company does not expect the adoption of this guideline to have a significant impact on its consolidated financial statements.

Consolidation of variable interest entities

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. Management has not yet determined the extent to which this new guideline will impact the Company’s financial statements.

Generally accepted accounting principles

In July 2003, the CICA issued Handbook Section 1100, “Generally Accepted Accounting Principles.” The section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. The Company will implement the new section prospectively beginning on September 1, 2003. The impact of this change in accounting policy on the consolidated financial statements subsequent to implementation date has not been determined.

United States generally accepted accounting principles

These financial statements do not include all disclosures required by accounting principles generally accepted in the United States (U.S. GAAP) as permitted by the Securities and Exchange Commission (SEC). These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) that differ in certain respects from U.S. GAAP.

a)

Recent U.S. accounting pronouncements

i.

In January 2003, the Financial Accounting Standards Board (FASB) issued FIN 46, “Consolidation of Variable Interest Entities”, an interpretation of Accounting Research Bulletin (ARB) 51. FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights (variable interest entities or VIE) by clarifying the application of ARB 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties.

FIN 46 requires the primary beneficiary to consolidate a VIE if it has a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both.

Effective December 2003, the FASB issued additional guidance clarifying FIN 46. The modification also provides a deferral of FIN 46 for certain entities. Application of FIN 46 is required in financial statements of public entities that have interests in structures that are commonly referred to as special purpose entities for periods ending after December 15, 2003. Application for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. While management has not yet determined the effect that the adoption will have on its financial statement the new standard may have an impact.

ii.

In May 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

The Company has adopted SFAS 150 in respect of the conversion instrument, which relates to the indebtedness and obligations previously due to Fremantle and Comerica (note 9(d) of the consolidated financial statements included in Item 17 hereto).

iii.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), “Accounting for Stock-Based Compensation - Transition and Disclosure - An amendment of FASB Statement No. 123”. SFAS 148 amends Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures both in annual and interim financial statements about the method of accounting for stock-based employee compensation and effect of the method used on reported results. The Company has included the disclosures required by SFAS 148 in note 22(b) of the consolidated financial statements’ included in Item 17 hereto.

iv.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45) “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. However, the provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ended after December 15, 2002. The adoption of this standard did not have a material impact on the results of operations or financial position of the company.

A.

OPERATING RESULTS

Fiscal Year Ended August 31, 2003 Compared to Fiscal Year Ended August 31, 2002

The net earnings for the year ended August 31, 2003 were $2.9 million or $0.19 diluted earnings per share compared to a net loss of $7.0 million in 2002 or ($1.81) diluted loss per share.  The difference between net earnings for 2003 compared to the net loss of $7.0 million in fiscal 2002 is due to the following factors: an improvement in the gross profit of the business for the year, a gain from the modification of debt as more fully detailed in this annual report and foreign exchange gains resulting primarily from the strengthening of the Canadian dollar against the United States dollar during the year and the impact this had on the conversion of the Company’s United States denominated net debt amounts to Canadian dollars for financial statement reporting purposes.

Diluted earnings per share are calculated on 15,095,155 weighted average shares outstanding at August 31, 2003 and 3,887,884 weighted average shares outstanding in the prior year.

Revenue. The Company reported a 231% increase in revenue for fiscal 2003, from $6.5 million for fiscal 2002 to $21.5 million for fiscal 2003, primarily due to feature film programming completed and delivered in fiscal 2003.   Delivery and completion of the feature films acquired by the Company related to the acquisition of GFT Entertainment Inc. contributed to the substantial increase of revenues. Revenue for fiscal 2002 decreased by 88% to $6.5 million due to a reduction in the amount of dramatic television programming produced and delivered in fiscal 2002.   During fiscal 2003 the Company continued production of lifestyle and documentary programming, which is expected to add value to the Company’s library of television programming.

During the year ended August 31, 2003, approximately 97% of revenue was derived from the production and distribution of proprietary programming, compared with 43% in fiscal 2002. For fiscal 2003, revenue from proprietary programming increased by 648% over fiscal 2002 results.  For fiscal 2002, revenue from proprietary programming decreased by 94%. During fiscal 2003, the Company delivered 5 motion pictures; Crime Spree, Absolon, Partners in Action, Detention and The Limit and 13 episodes of Animal Miracles III, the remaining 8 episodes of the 13-episode series, Whistler Stories, and the one-hour documentary specials Raven in the Sun and Fantasy Lands.  Of the 5 motion pictures delivered in the current year, 4 were co-productions produced in accordance with official international bilateral treaties.  The official international bilateral treaties governing these co-productions permit the Company and its co-producer to benefit from certain home country funding assistance programs.  The Company has commenced production on 9 feature films during the year, all of which will be delivered in fiscal 2004.

Gross Profit.  Gross profit, comprised of revenue less amortization of film and television programming and production costs, the write down of the investment in film and television programming and other costs of production and sales, for fiscal 2003 was $2.6 million compared to a loss of $(0.6) million for fiscal 2002 representing an increase of $3.2 million for the year. As a percentage of revenue, gross margin was 12.2% for fiscal 2003 compared to (9.3)% for fiscal 2002. The improvement in gross profit was due primarily to a reduced need for accelerated amortization of the proprietary programming film assets arising from a revision of future revenue estimates, as was the requirement for the prior year.  In fiscal 2003, proprietary programming accounted for the majority of the gross profit.  In fiscal 2002, production services provided $0.4 million in gross profit offset by a loss of $1.1 million from proprietary programming.

Selling, General and Administrative Expense. Selling, general and administrative expense decreased by 2% in fiscal 2003 as compared to fiscal 2002 primarily due to cost cutting measures, including staff reductions. This decrease was accomplished notwithstanding the addition of operations in Toronto and London, England. In fiscal 2002, selling, general and administrative expense had decreased by 32% as compared to fiscal 2001 primarily due to cost cutting measures, including staff reductions.

Interest Expense Interest expense of $0.5 million for fiscal 2003 decreased by $1.9 million from $2.4 million for fiscal 2002. This decrease is primarily due to repayment of debentures bearing interest at rates ranging from 18% to 36% and the reduction in amortization of deferred financing costs and debt discounts.  For fiscal 2003, interest expense includes $0.1 million of interest on bank indebtedness and other balances and non-cash amortization of deferred finance and debt discount and $0.4 million of interest on the long-term modified debt.  For fiscal 2002, interest expenses of $2.4 million includes interest on long-term debt and bank indebtedness of $1.7 million, non-cash amortization of deferred finance and debt discount of $0.7 million. Interest on long-term debt includes $0.1 million related to loans to acquire plant and equipment and $1.5 million to other long-term debt.

Interest expense is expected to increase in fiscal 2004, in line with the objectives of management to increase working capital.

In fiscal 2003, $1.1 million of interest on bank indebtedness relating to production of film and television programming was capitalized.  In fiscal 2002, capitalized interest on bank indebtedness was $0.7 million.

Foreign exchange gain.  Gain on exchange of foreign currency to Canadian dollars was $0.8 million for fiscal 2003 compared to a gain of $59,000 for fiscal 2002.  The gain was a result of the impact of a strengthening Canadian dollar during the year relative to the United States dollar on our United States dollars denominated net liabilities.

Taxes. At August 31, 2003, the Company had accumulated losses for tax purposes of $12.8 million, which are available for carry forward to future years. The benefits of the tax loss carry-forwards have not been reflected in the financial statements.  During the year ended August 31, 2003 the Company reported an effective tax rate of (2.7)% compared to an effective tax rate of (9.8)% in the prior year.  The effective tax rate is a reconciliation of the Company’s refund position to the statutory tax rate taking into account the utilization of losses, the sale of a company with tax deficits and other temporary tax differences.

Fiscal Year Ended August 31, 2002 Compared to Fiscal Year Ended August 31, 2001

During fiscal 2002 we wrote off the remaining unamortized cost of goodwill of approximately $166,000 related to our 1995 acquisition of The Eyes Multimedia Productions Inc. as the Company determined that the goodwill balance could not be supported by future undiscounted cash flows.  During fiscal 2001, we wrote off the remaining unamortized cost of goodwill of $2.7 million related to our 1996 acquisition of Peace Arch Productions Inc. (formerly Sugar Entertainment Ltd.).

The net loss for the year ended August 31, 2002 was $7.0 million compared to a net loss of $14.3 million (2000 - $3.3 million) in 2001.

The net loss before taxes for 2002 decreased by 44% over the prior comparable year, primarily due to substantial non-cash charges taken in the prior year.  The net loss before taxes for 2002 was comprised 30% of interest expense, 2% of a write off of purchase goodwill, 77% from other operations, and (9%) of other income and gains.  For the year ended August 31, 2001, net losses before taxes increased by 365% over the prior comparable year, primarily due to the write down of goodwill, and the increased amortization of the capitalized costs of our investment in television programming, resulting from a change in accounting policy.

Revenue. The Company reported an 88% reduction in revenue for fiscal 2002, from $54.9 million to $6.5 million, due to a reduction in the amount of dramatic television programming produced and sold in 2002. Revenue for fiscal 2001 increased by 58% to $54.9 million up from revenue of $34.7 million for the prior comparable year.  Due to the worldwide reduction in demand for programming, and reduced cash flow available for development, the Company experienced a sharp decline in its production and distribution activities for dramatic television programming, which typically makes up the majority of its revenues.  During fiscal 2002 the Company increased production of lifestyle and documentary programming, which reports less revenues but adds value to the company’s library of television programming.

During the year ended August 31, 2002, approximately 43% of revenue was derived from the production and distribution of proprietary programming, compared with 84% in 2001.. For 2002, revenue from proprietary programming decreased by 94% in comparison to 2001.  During 2002, we delivered 13 episodes of the second season of our prime-time series “Animal Miracles”, eight episodes of our new 13-episode series “Whistler Stories”, and our one hour documentary special “Rites of Passage”.

Production services revenue represented 55% of total revenue in 2002 compared with 16% in 2001. The increase in the relative amount of service revenues for 2002 was primarily due to the significant decrease in proprietary programming for the year.  Production services revenue for 2002 included delivery of the remaining four episodes of the 13-episode series “Sausage Factory” and for 2001 included 9 episodes.

Amortization of Television Programming. During fiscal 2002 a gross margin loss was incurred on our proprietary programming of (41%), compared with (11%) for 2001. We periodically review our estimates for future revenue from television programming and adjust amortization accordingly.

Selling, General and Administrative Expense. Selling, general and administrative expense decreased by 31% in fiscal 2002 primarily due to cost cutting measures, including staff reductions.

Bad Debt Expense. During fiscal 2001, the Company guaranteed a loan to a maximum of US$2.1 million on behalf of a co-production partner.  At August 31, 2002, the amount of the outstanding related debt was $1.7 million (US$1.1 million).  During fiscal 2002, the Company recognized its obligation as an increase in debt and an increase in receivable from the co-producer.  As the amount was not deemed recoverable, the receivable balance was written off.

Interest Expense. Interest expense of $2.4 million includes interest on long-term debt of $1.6 million, non-cash amortization of deferred finance and debt discount costs of $0.7 million, and $14,000 of interest on bank indebtedness and other balances. Interest on long-term debt includes $0.1 million related to loans to acquire plant and equipment and $1.5 million related to other long-term debt.

Interest expense increased by 3% in 2002 over the prior year.  The reduction in interest expense for the year due to the substantial repayment of debentures and the repayment of mortgages from the proceeds of the sale of the Company’s remaining real estate properties, was offset by the increase in interest rate for the debentures and the restructuring of a non-interest bearing liability of $7.6 million into a 10% interest-bearing term debt.

In fiscal 2002, $671,000 of interest on bank indebtedness relating to production of our television programs was capitalized.  In 2001, interest on bank indebtedness capitalized was $1,066,000.

Write-off of Goodwill. During fiscal 2001, we wrote off the remaining unamortized cost of goodwill of $2.7 million related to our 1996 acquisition of Peace Arch Productions Inc. (formerly Sugar Entertainment Ltd.) in accordance with our policy.

Taxes. At August 31, 2002, we had operating losses for tax purposes of $27.0 million, which were not available for carry forward to future years. The benefits of the tax loss carry-forwards have not been reflected in the financial statements.

During the year ended August 31, 2002, we reported an effective tax rate of (9.8%) which is comprised of the corporate statutory income tax rate of (40.3%), a (4.1%) increase from the utilization of previously unrecognized tax losses, less 5.6% due to non-deductible expenses, and less 29.0% for the change in valuation allowance of future tax assets. Our effective tax rate for fiscal 2001 was 2.3% comprised of the statutory income tax rate of (45.0%), an increase of (0.4%) from the utilization of previously unrecognized tax losses, less 2.4% for non-deductible expenses, and less 45.3% for the change in valuation allowance of future tax assets.

A.

LIQUIDITY AND CAPITAL RESOURCES

As at August 31, 2003, the Company had available cash or cash equivalents of $0.9 million.  The Company borrows funds from banks and other financial institutions to finance the costs of production, which are generally incurred in advance of, contracted receipts and revenues from these programs. The Company typically finances the capitalized costs of its proprietary film and television programming through presales from customers, borrowings from bank facilities for individual production financing, contributions from co-producers and working capital deployed as interim financing to contracted receipts. In the past, the Company has also funded capital requirements through the issuance of shares, warrants and debt.  The Company has no material capital expenditure commitments.

Cash Flows from Operating Activities. During fiscal 2003, $2.6 million was used by operating activities, compared to a $19.6 million contribution of cash to operating activities in fiscal 2002.  Included within the cash flows from operating activities for fiscal 2003 is the cash requirement for the production of new film and television programming of $15.6 million compared to $0.3 million in fiscal 2002.

In fiscal 2002 the Company collected $20 million in tax credit receivables outstanding from fiscal 2001 contributing to the favourable fiscal 2002 results.  The fiscal 2001 receivable balance was from the higher level of production activity during fiscal 2001 compared to fiscal 2002.

Cash Flows from Investing Activities. During the year, the Company undertook minimal investing activity resulting in cash flow provided from investing activities of $10,000 compared with a $5.8 million contribution of cash flow from investing activities in fiscal 2002. In fiscal 2002, investing activities for the year were comprised mainly of the sale of the Company’s remaining real estate properties.

Cash Flows from Financing Activities. In fiscal 2003, $1.6 million was contributed from financing activities resulting from the issuance of shares (net) $1.4 million, a net increase in production bank indebtedness of $0.9 million and repayment of term loans of $0.7 million.  The Company finances its production activities through bank loans from project financing companies and distribution companies.  The Company used $27.4 million in fiscal 2002 for financing activities, comprised of $16.6 million used to repay the senior bank debt and $10.9 million used to repay long-term debt.

The Company receives financing toward the costs of production from a company that is controlled by a shareholder and officer of the Company. These loans bear interest at the rate of prime + 2% per annum and are repayable on the date that is two years following the delivery date of the latest film, for which these loans were provided or January 31, 2005, whichever is earlier.  The related company’s security for its loans is subordinated to the security of the banks and other arm’s length financial institutions when such institutions provide financing toward the production costs of a film. Repayment of these loans is from the exploitation proceeds of the film.

The Company’s success is predicated on its ability to finance growth.  Management believes that operations and commitments will be sufficiently financed for the upcoming year. The nature of the business is such that significant initial expenditures are required to produce films and television, while revenues from these films and television programs are earned over a period of time after their completion. The Company ensures that new film and television programming are fully financed from distribution minimum guarantees, pre-sales of certain rights, tax credits and bank financing, the security for which is limited to the future cash flows from the film program. We believe the capital injection of $1.5 million and the successful completion, over the past year, of the debt restructuring resulting in the restriction of the debt repayment to the income streams arising from the pre-existing assets and/or to the conversion of the debt to shares of the Company as outlined above will contribute to the sufficiency of the Company’s financial resources for fiscal 2004.

As discussed above, the Company entered into an agreement to restructure its $7.6 million term debt to Fremantle, restricting the security attached to the long-term debt to the assets of the Company immediately prior to the above transactions (collectively, the pre-existing assets), and to limit repayment of this debt and unpaid interest, if any, to the pre-existing assets and net income streams from these pre-existing assets.  In the event that there is a balance of the debt and unpaid interest remaining on December 31, 2004, Fremantle will have the right to convert, at its option, such unpaid amount to Class B Subordinate Voting Shares in the capital of the Company at the specified conversion rate noted above. The Company also entered into an agreement to reconstitute its loan guarantee to Comerica, whereby Comerica would release the Company from the guarantee and would be repaid the amount of the guarantee out of the above assets and the net income streams of the above assets after repayment of the term debt.  In the event that there is any amount outstanding under this guarantee on December 31, 2005, Comerica, at its option, may convert such balance to Class B Subordinate Voting Shares in the capital of the Company at the specified conversion rate noted above.

Pursuant to the reorganization of the Company’s assets and liabilities as described in Item 4 under the Reorganization and Financing Transactions herein PAPDC became the owner of substantially all the pre-existing assets and business that the Company owned immediately prior to undertaking the reorganization on January 30, 2003.

At the same time, PAPDC and its subsidiaries directly or indirectly were assigned substantially all the pre-existing debts and liabilities of the Company, including the Company’s indebtedness to Fremantle and Comerica. Subsequent to this reorganization, on August 1, 2003, the Company sold all of its shares of PAPDC for nominal consideration. However, the Company continues to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica under Conversion Rights Certificates (the conversion instruments) issued by the Company to each of them. If the conversion rights are exercised however, the Company will assume Fremantle and Comerica’s security interest in the assets.

Comparison of Canadian and US GAAP

Note 22 to the Consolidated Financial Statements sets forth differences between Canadian GAAP and U.S. GAAP.  In addition to the U.S. GAAP issues taken into account in the preparation of Note 22, there have been accounting standards issued by the Financial Accounting Standards Board (the “FASB”) or other bodies in the U.S. that may become applicable to our reported results, but have not yet been adopted because such standards are not effective for the periods presented.

C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D.

TREND INFORMATION

In the United States marketplace the revenue streams supporting feature film exploitation have markedly increased in the past two to three years.  We believe there are three primary factors that contribute to this increase.

First, there is an absolute increase in DVDs being purchased and the attendant number of distributors engaged in this business has likewise increased.

Second, there is an increasing strengthening of the cable and pay marketplace in respect of proliferation of outlets which have become viable over this period.  This has led to increased demand for motion picture licensing rights among these cable companies.  We feel that the unit transaction rate has not increased – if anything there has been marginal decline in these license rates – but the number of licensing opportunities has increased such as to more than offset the unit license rate factor.

Third, is the recent emergence of the highly competitive “HDTV” business.  All US delivery systems are at the time scrambling to purchase the rights to broadcast motion picture entertainment in high definition (“HD”) format.  Consequently a rapidly expanding demand and market has now emerged for the licensing of HD exhibition rights from distributors of independent films.  This trend is expected to continue to increase as the US moves to regulated High Definition broadcast in 2006.  Independent distributors and rights owners will clearly experience augmentation of exploitation rights as a consequence.

The international marketplace has historically followed the patterns of distribution and technology manifest in the United States.  We expect this trend to continue.  Furthermore, the ‘lag rate’ internationally continues to diminish with the advance of time and technology.  At this time there is rapid acceleration and proliferation of new pay and cable operations in Europe and Asia.

The proliferation of DVD sales in international markets is already well demonstrated.  Many films initially licensed in video are now experiencing marked sales increases from DVD sell through activity.

At this time fifty per cent (50%) of all videogram revenues in international markets are derived from DVD sales.  This segment of the market is expected to continue to grow in subsequent years.

HD exhibition will commence in Europe in 2005, followed closely by Asia and Latin America.  However, due to projected take-up rates in Asia and Latin America being estimated at a much more protracted pace than in Europe and the United States, we feel that the overall support to values of exploitation rights over the next ten years will not be as strong internationally as in the United States.

E.

OFF-BALANCE SHEET ARRANGEMENTS

As described above, the Company carried out a reorganization and rationalization of its assets, operations and subsidiaries. The debts of the Company, and its subsidiaries, to Fremantle and Comerica were renegotiated and reorganized pursuant to the terms of the Debt Repayment Agreement with Fremantle and the Release and Reconstitution Agreement with Comerica.

Pursuant to the reorganization, the Company’s wholly owned subsidiary, Peace Arch Production Development Corp. (PAPDC), became the owner of substantially all the assets and business (collectively, the pre-existing assets) that the Company owned immediately prior to undertaking its business combination through the acquisition of GFT Entertainment Inc. on January 30, 2003. The pre-existing assets consisted principally of accounts and loans receivable, film and television rights, and all shares and other securities (including intercompany loans) held by the Company in its subsidiaries existing at January 30, 2003.

At the same time, PAPDC and its subsidiaries directly or indirectly were assigned substantially all the pre-existing debts and liabilities of the Company, including the Company’s indebtedness to Fremantle and Comerica. Subsequent to this reorganization, on August 1, 2003, the Company sold all of its shares of PAPDC for nominal consideration. However, the Company continues to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica under Conversion Rights Certificates (the conversion instruments) issued by the Company to each of them.

In the event that the conversion instruments are exercised, and the Fremantle and Comerica indebtedness is satisfied, the entitlement of cash flow generated from the pre-existing assets after deduction for certain third party entitlements, reverts back to the Company until the equivalent amount of the Fremantle and Comerica indebtedness that was satisfied by the Company is recouped.

Loan guarantees

The majority of the film productions undertaken during the year ended August 31, 2003, were pursuant to a co-production agreement with an independent producer (the co-producer) in another country. Both the co-producer and the company enter into joint production loan arrangements with a lender; loan terms are the same for each producer. Repayment of each amount is from the exploitation of the film under terms which are the same as those of the company (as described in note 7(a) of the fiscal 2003 consolidated financial statements included under Item 17 herein) with each producer responsible for its own shared obligation pursuant to the co-production agreement. In the event of default by the co-producer, the company is liable for the unpaid balance of the co-producer’s share of the loan. At August 31, 2003, the total amount of such unpaid loans was approximately $2,111,613 (2002 - $nil). In the event of such a default, the company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. The company believes that the likelihood that it would have to pay a material amount is remote and, therefore, no accrual has been made.

F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payments Due (in thousands of Canadian dollars)
Contractual Obligations as at August 31, 2003	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Production Loans (note 1)	$17,973	$14,264	$3,709	$-	$-
Obligation to issue shares	2,887	-	2,887	-	-
Lease Obligation	1,095	522	564	9	-
Distribution Obligation	2,312	1,000	1,312	-	-
Total	$24,267	$15,786	$8,472	$9	$-

Note 1 – The loans are repayable from the collections derived from the film and television program’s revenue stream. The above payment due dates have been estimated for the purpose of this schedule.

The Company is committed to operating lease payments for premises. In addition, the Company has sublet certain other premises for which it remains the primary lease obligor. The total annual rental commitments over the next 5 years as follows:

	Lease Obligation	Sublease	Net Lease Liability

2004	$522,000	$161,000	$361,000
2005	323,000	118,000	205,000
2006	206,000	90,000	116,000
2007	35,000	-	35,000
2008	9,000	-	9,000
	$1,095,000	$369,000	$726,000

The gross lease obligation is included in the above table.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Management as of February 16, 2004.

The following table sets out, as of February 16, 2004, the names of our Directors and/or Executive Officers. The Directors have served in their respective capacities since their election or appointment on the date stated in the table and will serve until the next Annual General Meeting or until a successor is elected or appointed, unless the office is vacated in accordance with our Articles.  The Executive Officers are appointed by the Directors and serve until the earlier of their resignation or removal with or without cause by the Directors.

NAME	DIRECTOR SINCE	OFFICE HELD	AGE
Juliet Jones	February 22, 2001	Director and member of the Compensation Committee and the Executive/Corporate Governance Committee,	38
Gary Howsam	January 20, 2003	Director, President and Chief Executive Officer; member of the Greenlight Committee	52
Nelson Thall	January 20, 2003	Director and member of the Audit Committee and Compensation Committee	51
Richard Watson	January 20, 2003	Director and member of the Executive/Corporate Governance Committee and the Greenlight Committee	53
Ian Fodie	March 25, 2003	Director and member of the Audit Committee	40
Charles Falzon	August 27, 2003	Director and member of the Audit Committee and the Greenlight Committee	46
Mara Di Pasquale	February 11, 2004	Director, Chief Financial Officer and Chief Operating Officer	42
D. Jeffrey Andrick	February 11, 2004	Director	40

Juliet Jones was appointed as a Director on February 22, 2001 and became a member of the Executive/Corporate Governance Committee on January 20, 2003 and the Compensation Committee on February 11, 2004.  She was our President from December 2001 to January 30, 2003 and our Chief Executive Officer from March 2001 to December 20, 2002. From 1996 to March 2001 she was our Chief Financial Officer.  She has been with us since 1991.  While serving as President, Ms. Jones was responsible for conducting our daily affairs, which includes operations management and budgeting, corporate finance, recruitment and training and management of employees.

Gary Howsam was appointed as a Director on January 20, 2003, Chief Executive Officer effective December 20, 2002 and President on January 30, 2003.  Mr. Howsam’s responsibilities include our daily affairs, which include all strategic planning, operations management and budgeting, corporate finance, recruitment, training and management of all employees.  Mr. Howsam has more than 20 years of executive level experience in the Canadian motion picture industry.  From 1997 to 2003 Mr. Howsam was President of Greenlight Film and Television Inc., which develops, finances, produces and distributes feature films.  From 1994 to 1997 Mr. Howsam was Chief Executive Officer of Greenlight Communications Inc., a publicly held Toronto company, overseeing its entertainment division.  From 1991 to 1997 he was President of Healthlink Communications Inc., a company in the business of healthcare communications.  From 1980 to 1987 he was Chairman and Chief Executive Officer of Greenlight Production Ltd., a film and video production company.

Nelson S. Thall was appointed as a Director on January 20, 2003 and a member of the Audit Committee on January 20, 2003 and the Compensation Committee on February 11, 2004. Mr. Thall has an extensive business career, including serving as a director of McLuhan Institute and a former board member of Torstar Corp. and Imark Corp.  Mr. Thall also has served in the North American entertainment industry as an independent producer, a manager of talent and an advisor to such companies as Stan Lee Media Inc.  Mr. Thall is a well-known media critic and social commentator in North America.  He studied media science under Marshall McLuhan at the Center of Culture and Technology and St. Michaels College in Toronto.

Richard Watson was appointed as a Director on January 20, 2003 and became a member of the Executive/Corporate Governance Committee on January 20, 2003 and the Greenlight Committee on February 11, 2004.  He has practiced corporate commercial law in Toronto for over 25 years.  During that time, he has been legal counsel for a wide variety of Canadian public and private companies.  Mr. Watson has over 20 years of business and advisory experience in the Canadian film industry, working with writers, directors and production companies and has had significant involvement with the financing of Canadian feature films.  Mr. Watson also sits on the Board of Directors for Greenlight Communications Inc, Carber Capital Corp. and Carma Financial Services Corporation.

Ian Fodie was appointed as a Director and became a member of the Audit Committee on March 25, 2003 and the Executive/Corporate Governance Committee on February 11, 2004.  Mr. Fodie has had an extensive career, including serving as the CFO for Sextant Entertainment Group Inc., and International Keystone Entertainment Inc.  Mr. Fodie has also been a financial analyst for B.C Hydro and Power Authority.  He studied at the University of Otago in New Zealand where he received his Bachelor of Commerce, as well, continued on to achieve his Chartered Accountant designation.

Charles Falzon was appointed as a Director and became a member of the Audit Committee on August 27, 2003 and the Greenlight Committee on February 11, 2004.  He has had a distinguished career in the fields of television production, distribution and consumer products.  Mr. Falzon’s professional experience covers a wide range of management activity, including:  award winning television production, sales and marketing, publishing, live events, brand development and consumer products.  Mr. Falzon has strong corporate and financial experience, and is recognized as formidable leader and entrepreneur.

Mara Di Pasquale was appointed as a Director on February 11, 2004 and has been our Chief Financial Officer and Chief Operating Officer since September 29, 2003.  She has an extensive career, including acting as Vice President of Finance – Entertainment for Gullane Entertainment PLC, Chief Financial Officer and Chief Operating Officer for Catalyst Entertainment Inc. as well as Senior Vice President of Finance for Lions Gate Films.  Ms. Di Pasquale is a Chartered Accountant and studied at McGill

University in Montreal where she received her Graduate Diploma in Public Accountancy and at Carleton University in Ottawa where she received an Honours Bachelor of Commerce degree.

D. Jeffrey Andrick was appointed as a Director on February 11, 2004. Mr. Andrick is currently President of XL. Ent Media Group and former Manager and First Vice President of Comerica’s Entertainment Industries Group.  Prior to Comerica, Mr. Andrick held entertainment lending positions at Imperial Bank and City National Bank.  Mr. Andrick has an extensive background in corporate finance to entertainment and media companies, including studio-based ventures.  Mr. Andrick holds a Master of Business Administration degree (1995) from the Rotterdam School of Management at Erasmus University (Netherlands).

Our directors are all elected annually at our shareholders meetings, for one-year terms and serve until their successors are elected and qualified or they sooner resign.  As a British Columbia corporation, we are required by British Columbia corporate laws to include on our board of directors at least one person ordinarily resident in British Columbia and a majority of persons ordinarily resident in Canada.  This requirement may limit the persons eligible to serve on our board in the future. All of our Directors and Officers are Canadian, other than Mr. Andrick, who is a US citizen. With the exception of Ms. Jones and Mr. Fodie who reside in B.C., and Mr. Andrick, who resides in Los Angeles, California, USA, all reside in the Province of Ontario.

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

Committees of the Board of Directors

During fiscal 2003 we had four committees as follows:

Audit Committee:  The Audit Committee is comprised of Nelson Thall, Ian Fodie and Charles Falzon.   The Audit Committee’s responsibilities include the review of our Annual and quarterly financial statements.  Also, the Audit Committee has direct communication channels with the external auditors to discuss and review specific issues as appropriate.   As of February 11, 2004, the Audit Committee is comprised of Nelson Thall, Charles Falzon and Ian Fodie.  Ian Fodie is the Chair.

Compensation Committee:  The Compensation Committee is comprised of Nelson Thall and Richard Watson.  It is the responsibility of the Compensation Committee to administer the compensation policies related to our executive management.  As of February 11, 2004, the Compensation Committee is comprised of Nelson Thall and Juliet Jones.  Juliet Jones is the Chair.

Executive/Corporate Governance Committee:  The Executive/Corporate Governance Committee is comprised of Juliet Jones, Richard Watson and Nelson Thall who is responsible for ensuring that we adhere to the corporate governance polices of the securities regulatory authorities.  They make recommendations with respect to the composition of the board of directors.  As well, the Committee, working independent of management, reviews strategic proposals including potential mergers, acquisitions and financing scenarios.  As of February 11, 2004, the Executive/Corporate Governance Committee is comprised of Juliet Jones, Ian Fodie and Richard Watson.  Richard Watson is the Chair.

Green-Light Committee:  The Green Light Committee is comprised of Gary Howsam and Richard Watson. The Green-Light Committee is responsible for reviewing all projects, ensuring that they are fully funded and ultimately giving authority for them to proceed into production.  As of February 11, 2004, the Green-light Committee is comprised of Richard Watson and Charles Falzon.  Charles Falzon is the Chair.

B.

COMPENSATION

“CEO” means the individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

"Executive Officer" of an issuer for a financial year, means an individual who at any time during the year was,

1.

the chair of the issuer, if that individual performed the functions of the office on a full-time basis;

2.

a vice-chair of the issuer, if that individual performed the functions of the office on a full-time basis;

3.

the president of the issuer;

4.

a vice-president of the issuer in charge of a principal business unit, division or function such as sales, finance or production;  and

5.

an officer of the issuer or any of its subsidiaries or any other person who performed a policy-making function in respect of the issuer,

“Named Executive Officer” means the CEO regardless of the amount of compensation of that individual, each of the Company’s four most highly compensated Executive Officers, other than the CEO, who were serving as Executive Officers at the end of the most recently completed financial year and whose total salary and bonus amounted to $100,000 or more, and any individuals whose total salary and bonus during the most recently completed financial year exceeded $100,000 whether or not they were an Executive Officer at the end of such financial year.

The following table sets forth all annual and long term compensation for services to the Company for the three most recently completed financial years as at 31st August 2003 in respect of the Named Executive Officers.  At the end of the most recently completed financial year, the Company had one Named Executive Officer, Gary Howsam, Juliet Jones, a former Named Executive Officer having ceased to be CEO and President prior to the fiscal year end.  There were no other Executive Officers of the Company, or other individuals, whose total compensation exceeded $100,000 during the financial year, ended 31st August 2003.

		Annual Compensation			Long Term Compensation
					Awards	Payouts
Name and Principal Position	Year[1]	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Option/SARs Granted (#)	LTIP Payouts ($)	All Other Compensation ($)
Gary Howsam, President and CEO	2003	101,115	Nil	Nil	Nil	N/A	Nil
WD Cameron White[5]	2003	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	10,000[4]	Nil	200,000[10]
	2001	108,333	Nil	Nil	25,000[4]	Nil	91,667[10]
Timothy Gamble[6]	2003	Nil	Nil	Nil	Nil	Nil	Nil
	2002	50,000	Nil	Nil	Nil	Nil	50,000[11]
	2001	200,000	Nil	Nil	50,000[4]	Nil	Nil
Garth Albright [7]	2003	Nil	Nil	Nil	Nil	Nil	Nil
	2002	112,626	Nil	Nil	Nil	Nil	30,000[10]
	2001	49,520	Nil	Nil	20,000[4]	Nil	Nil
Kent Wingerak[8]	2003	22,500	22,500	Nil	Nil	Nil	Nil
	2002	86,250	22,500[12]	Nil	35,000[4]	Nil	Nil
	2001	82,500	Nil	Nil	Nil	Nil	Nil
John Nicolls[9]	2003	Nil	Nil	Nil	Nil	Nil	Nil
	2002	97,867	Nil	2,200[13]	Nil	Nil	30,548[10]
	2001	97,500	Nil	Nil	Nil	Nil	Nil

Juliet Jones, Former President and CEO[2]	2003	126,205	21,875	N/A	Nil	Nil	115,000[3]
	2002	168,445	Nil	Nil	100,000[4]	Nil	Nil
	2001	157,417	Nil	Nil	50,000[4]	Nil	Nil

[1]

Ended  August 31.

[2]

Chief Financial Officer (“CFO”) until March 27, 2001.  CEO from March 27, 2001 and President/CEO from December 1, 2001 to January 20, 2003.

[3]

Severance payments: $100,000 pursuant to a non-compete agreement and $15,000 upon termination of employment, which have been paid in full.

[4]

Class B Subordinate Voting Shares.

[5]

CEO until March 27, 2001.  Chairman from March 27, 2001 to January 30, 2003.

[6]

President until November 30, 2001.

[7]

Chief Financial Officer from April 3, 2001 to August 20, 2002.

[8]

Executive Vice President from October 1, 2000 to December 16, 2002.

[9]

Director of Business Affairs from November 23, 1998 to July 31, 2002.

[10]

Severance payments upon termination of employment, which have been paid in full.

[11]

Consulting fee paid to a company owned by Timothy Gamble.

[12]

Bonus awarded on successful completion of two films.

[13]

Vacation pay upon termination.

LONG TERM INCENTIVE PLANS –

AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

There were no long-term incentive plan awards during the most recently completed financial year.

C.

BOARD PRACTICES

See discussion in the "Directors and Senior Management" section above.  There are no directors’ service contracts providing benefit on employment termination.

During the most recently completed financial year ended August 31, 2003, the Directors of the Company were paid a yearly retainer of $5,000.  As well, Directors were paid $500 for each Directors’ or Committee meeting attended in person and $300 for each Directors’ or Committee meeting attended by conference call.  Chairpersons of any Directors’ or Committee meeting were paid twice that of a non-chair member.

D.

EMPLOYEES

As of February 16, 2004, we had 23 full-time permanent employees.  We also hire additional personnel on a project-by-project basis in connection with the production of our television programming.  We believe that our employee and labor relations are good.  None of our full-time employees are members of unions.  We had 10 full-time employees for fiscal 2002 and 24 full-time employees in fiscal 2001.

E.

SHARE OWNERSHIP

This table describes the beneficial ownership of our Class A Multiple Voting Shares and Class B Subordinate Voting Shares as of February 16, 2004 for all executive officers and directors individually and as a group.  This information does not reflect ownership of options or warrants.

Name	Class A Shares	Percent of Class	Class B Shares	Percent of Class
Juliet Jones	9,981	0.9%	7,410	0.05%
Gary Howsam (1)	287,919	30.1%	8,045,414	49.7%
Richard Watson	-	-	1,250,000	7.7%
Officers and directors as a group (7 persons)	297,900	31.7%	9,302,824	57.5%

1

Held by CPC Communications Inc., an Ontario company that is controlled by the family of Gary Howsam, a director and officer of the Company.

2

Does not include any shares, which are issuable upon the exercise of options or warrants.

The complete list of options outstanding to our directors and members of our administration and management is set out below under “Class A Stock Options Outstanding as at February 16, 2004” and “Class B Stock Options Outstanding as at February 16, 2004”.

OPTION/SAR GRANTS DURING THE MOST

RECENTLY COMPLETED FINANCIAL YEAR

During the most recently completed fiscal year, options to purchase an aggregate of 30,000 Class B shares were granted to the Executive Officers, Directors, and Employees as follows:

Name of Executive Officer or Director	No. of Class B Option/SARs Granted	Expiration Date	Exercise Price ($/Share)	No. of Class B Option/SARs Exercised
Nelson Thall	10,000	June 20/06	$0.50	0
Richard Watson	10,000	June 20/06	$0.50	0
Ian Fodie	10,000	Mar. 18/07	$0.80	0

Except for our Amended Share Option Plan there are no plans in effect pursuant to which cash or non-cash compensation was paid or distributed to Executive Officers during the most recently completed fiscal year or is proposed to be paid or distributed in a subsequent year.  We do not have any pension plans or retirement benefit plans.

CLASS A STOCK OPTIONS OUTSTANDING AS AT FEBRUARY 16, 2004.

There are no Class A Stock Options outstanding as of February 16, 2004.  They are no longer being issued.

CLASS B STOCK OPTIONS OUTSTANDING AS AT FEBRUARY 16, 2004.

Name	Title	Expiration Date	Exercise Price ($/Share)	No. of B Options

J. Jones	Director	April 12/04	$3.60	50,000
J. Jones	Director	Aug. 21/05	$0.30	100,000
Nelson Thall	Director	June 20/06	$0.50	10,000
Richard Watson	Director	June 20/06	$0.50	10,000
Ian Fodie	Director	Mar. 18/07	$0.80	10,000
Employee	Employee	Aug. 21/05	$0.30	25,000
Charles Falzon	Director	May. 12/07	$1.00	10,000
TOTAL				215,000

CLASS A WARRANTS OUTSTANDING AS AT FEBRUARY 16, 2004

Date of Issuance of the Warrants	Number of Warrants Issued	Number of Warrants Currently Outstanding	Exercise Price	Expiry Date of Warrants
August 16, 2000	225,750	225,118	$5.00	February 16, 2004
August 16, 2000	6,750	6,479	$1.20	February 16, 2004

CLASS B WARRANTS OUTSTANDING AS AT FEBRUARY 16, 2004

Date of Issuance of the Warrants	Number of Warrants Issued	Number of Warrants Currently Outstanding	Exercise Price	Expiry Date of Warrants
August 3, 1999	75,000	75,000	$6.75(US)	August 3, 2004
August 16, 2000	40,500	39,958	$5.00	February 16, 2004
April 16, 2001	100,000	100,000	$2.72(US)	April 16, 2006

The total amount of securities called for by all such options to purchase Class B Subordinate Voting Shares held by directors and officers as a group is 190,000.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

As a result of the Acquisition and Financing Transactions described above, CPC Communications Inc., a company that is controlled by the family of Gary Howsam, a director and officer of the Company, was issued 8,333,333 Class B shares in exchange for $2.5 million. CPC Communications subsequently  exchanged through the private transaction described in our June 12, 2003 press release and 6-K filing   287,919 of its Class B shares for 287,919 Class A shares of another investor.  CPC Communications owns 287,919 Class A shares representing 30.1% of the outstanding class of shares, and 8,045,414 Class B shares representing 49.2% of the outstanding class of shares, during the year.

Shareholders are entitled to ten (10) votes for each Class A Multiple Voting share and one (1) vote for each Class B Subordinate Voting share of which such member is the registered holder.

The significant change in the percentage of ownership held by major shareholders in the past three fiscal years is as follows:

As described under “Reorganization and Financing Transactions” in Item 4 herein, during the year ended August 31, 2003, we closed a private placement of 5,000,000 Class B Subordinate Voting Shares to four (4) arm’s length investors.  We also issued 8,333,333 of our Class B Subordinate Shares for an acquisition of assets owned and controlled by CPC Communications Inc.  This increased the percentage of ownership held by major shareholders significantly from fiscal 2002, and 2001.

This table describes the beneficial ownership of our Class A Multiple Voting Shares and Class B Subordinate Voting Shares as of February 16, 2004 for each person known to us to beneficially own more than 5% of either Class A Multiple Voting Shares or Class B Subordinate Voting Shares in the aggregate. This information does not reflect ownership of options or warrants.

Name	Class A Shares	Percent of Class	Class B Shares	Percent of Class
CPC Communications Inc.(1)	287,919	30.1%	8,045,414	49.2%
Richard Watson	-	-	1,250,000	7.7%
Rosebud Limited	-	-	1,250,000	7.7%
Jasmin Publishing Inc.	-	-	1,250,000	7.7%
Marwick Investments Inc.	-	-	1,250,000	7.7%

1

CPC Communications Inc. is an Ontario company that is controlled by the family of Gary Howsam, a director and officer of the Company.

All of the shareholders set out above are either persons resident in Canada, or companies that are Canadian entities.

To the best of our knowledge, we are not, directly or indirectly, controlled by another corporation, by any foreign government or by any other person.  To the best of our knowledge there are no new arrangements that could result in a change of control.

B.

RELATED PARTY TRANSACTIONS

Over the last three years, the Company has entered into the following transactions.  These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During fiscal 2003, the Company paid $101,000 (2002- $nil; 2001- $nil) to a company controlled by a director and officer of the Company for executive services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

b)

During fiscal 2003, the Company paid $53,000 (2002 - $nil; 2001 - $nil) to a director of the Company for legal services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

c)

As described in note 7(b) to the consolidated financial statements included in Item 17 of this report, as at August 31, 2003, the Company was indebted to a company controlled by a director and officer of the Company in the amount of $1,960,000. This loan bears interest at the rate of prime plus 2% per annum. The loan shall be repayable on the date that is two years following the delivery date of the latest film or January 31, 2005, whichever is the earlier.

As at August 31, 2003, the Company was owed $2,062,000 from the same related party above which is included in accounts and other receivables. This balance is unsecured, non-interest bearing and has no specified repayment date. Subsequent to August 31, 2003, the related party has executed a legal right to offset in relation to the above loans.

d)

During fiscal 2003, revenue of $2,843,000, which was recognized after the date of the acquisition as described in note 9 to the consolidated financial statements included in Item 17 of this report, originated from the sale of certain distribution rights to the territory of France for the film entitled Crime Spree to a company owned and controlled by a director and officer of the Company. The Company has retained certain residual entitlements should additional ultimate proceeds be generated from the French rights.

In August 2000, we completed a $7.9 million subordinated debenture financing (the “Debentures”).  The Debentures were due in February 2002, bearing an interest rate of 18% per annum, 4% of which was deferred until the Debentures were repaid.  The Debentures were subordinate to our senior indebtedness. Purchasers of the Debentures received a 5% fee as well as warrants to purchase Class “A” and/or Class “B” shares exercisable at $5.00 per share (the “Warrants”).  The directors, officers, insiders and associates who acquired Debentures and Warrants are as follows:

PURCHASER	AMOUNT OF DEBENTURE	NUMBER OF WARRANTS CURRENTLY OUTSTANDING
		CLASS A SHARES	CLASS B SHARES
Timothy Gamble[4]	$200,000	8,880
W.D. Cameron White[5]	$150,000	6,660
Working Opportunity Fund (EVCC) Ltd. [1]	$1,800,000[2]	39,958	39,958
BCMC Capital Limited Partnership[3]	$2,586,000	77,580
BCMC Capital II Limited Partnership[3]	$1,414,000	42,420

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

During September and October of 2001, we repaid a portion of our subordinated debt disclosed above.  On November 30, 2001, we re-financed a portion of the remaining $5,687,000 outstanding subordinated debt.  The Working Opportunity Fund (EVCC) Ltd. (“WOF”) increased its subordinated debt by $3,959,000, of which the proceeds repaid the outstanding indebtedness to BCMC Capital Limited Partnership, BCMC Capital II Limited Partnership and Business Development Bank of Canada.  In consideration for advancing these funds and agreeing to extend the loan past its February 2002 due date to December 2002, we agreed to pay WOF cash interest at 36% per annum and to grant them warrants to purchase up to an aggregate 160,000 Class B Subordinate Voting Shares at a price of $1.255 per share on or before June 30 2003.  Yad Garcha and John Derek Douglas, two former Directors, are also insiders of WOF, which in turn was an insider of Peace Arch.

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

ITEM 8.

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER INFORMATION

Our financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) in Canada, the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP except as explained in note 22 of our fiscal 2003 consolidated financial statements included under Item 17 herein.

The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Annual Report.  The report of PricewaterhouseCoopers LLP, Chartered Accountants for fiscal 2003 is included herein immediately preceding the financial statements.

Legal Proceedings

On October 2, 2001, wholly-owned subsidiaries of Peace Arch started an action against Viacom International, Inc., MTV Networks, VH1 Music First, and others in the British Columbia Supreme Court for damages in the amount of US$2,750,000 and consequential damages arising from the Defendants’ failure to honour a contract for the co-financing of the television series Big Sound.

On December 2, 2001 an action was started in the BC Supreme Court against us by Forgotten Kingdom Productions I. Inc., Danny Virtue and Lloyd Simandl, claiming general and specific damages in connection with an alleged promise by us to finance and co-produce a television series entitled Ariana’s Quest.  The Plaintiffs are seeking damages, including lost fees (estimated at US$1.5 million), lost development costs (estimated at $100,000), breach of contract (estimated at $25,000) and lost profits.  It is our opinion that the claim is without merit and counsel for the Plaintiffs has taken no steps since January 2002. Two of the three plaintiffs have withdrawn as at August 31, 2003.

The company is a party to other legal proceedings in the ordinary course of its business but does not expect the outcome of any other proceedings, individually or in aggregate, to have a material adverse effect on the company’s financial position, results of operations or liquidity.

Other than as set out above, we are not currently subject to any legal proceedings, which, if determined adversely to us, would have a material adverse effect on our business or results of operations.  We may, from time to time, become a party to various legal proceedings arising in the ordinary course of business. We maintain insurance coverage for such matters in amounts that we believe to be adequate.

Dividend Policy

We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future. Our present policy is to retain future earnings for use in operations and the expansion of our business.

B.

SIGNIFICANT CHANGES

On February 11, 2004, our shareholders passed resolutions altering our Memorandum and Articles to eliminate the distinction between our Class A Multiple Voting Shares without par value (“Class A Shares”) and Class B Subordinate Voting Shares without par value (“Class B Shares”) and naming and designating such shares as Common Shares without par value (“Common Shares”). On the same day, our shareholders passed resolutions altering our Articles eliminating the restrictions in our Articles on the issue and transfer of our shares.  A description of these changes is contained in the sections entitled “Approval of Capital Reorganization” and “Approval of Removal of Restrictions on Issue and Transfer of Shares” of our Information Circular included in our Report on Form 6-K, as filed with the Commission on January 15, 2004 (the “Information Circular”).  Such descriptions are incorporated herein by reference.  As noted in the Information Circular, such will not become effective until the resolutions are filed with the B.C. Registrar of Companies.

In addition, on February 11, 2004, our shareholders approved the continuance of the Company from being a corporation governed by the laws of British Columbia to being a corporation governed by the laws of Ontario and, in conjunction with the continuation, approved the substitution of Articles of Continuance for the Company’s existing Memorandum and the adoption of Bylaw No. 1 in place of the Company’s existing Articles.  The continuation and a comparison of the British Columbia Company Act with the Ontario Business Corporations Act are each described in the section entitled “Continuation under the Ontario Business Corporations Act” of the Information Circular.  Such description is incorporated herein by reference. The continuation will not become effective until the British Columbia Registrar of Companies consents to the Company’s continuation out of British Columbia and the Articles of Continuance are filed under the Ontario Business Corporations Act.

ITEM 9.

THE OFFER AND LISTING

Our Class A Multiple Voting Shares and Class B Subordinate Voting Shares trade on The Toronto Stock Exchange (“TSX”) symbols PAE.A and PAE.B respectively.  Our Class B Subordinate Voting Shares also trade on The American Stock Exchange, symbol PAE.  Our shares commenced trading on the TSX in

November 1997 under the symbol “VE”.  Effective July 19, 1999, our Class A Multiple Voting Shares and Class B Subordinate Voting Shares began trading on the TSX, at which time our Common Shares were delisted. Our Class B Subordinate Voting Shares began trading on AMEX on July 28, 1999.

Information regarding the price history of the stock to be offered or listed shall be disclosed as follows: (a) for the five most recent full financial years: the annual high and low market prices; (b) for the two most recent full financial years and any subsequent period; the high and low market prices for each full financial quarter; (c) for the most recent six months; the high and low market prices for each month; (d) for pre-emptive issues, the market prices for the first trading day in the most recent six months, for the last trading day before the announcement of the offering and (if different) for the latest practicable date prior to publication of the document.

Stock Trading Activity

	Cdn$ High	Cdn$ Low
The Toronto Stock Exchange:
1999
Common (1)	8.10	2.75
Class A (1)	12.00	6.40
Class B (1)	11.50	6.50
2000
Class A (1)	9.00	3.80
Class B (1)	9.05	2.90
2001
Class A (1)	5.50	2.60
Class B (1)	5.25	3.27
2002
Class A (1)	1.68	0.25
Class B (1)	1.72	0.25
2003
Class A (1)	0.95	0.15
Class B (1)	1.07	0.11
Fiscal year ending August 31, 2002 First Quarter – Class A Shares	1.68	1.66
Second Quarter – Class A Shares	1.30	1.00
Third Quarter – Class A Shares	1.10	0.85
Fourth Quarter – Class A Shares	0.95	0.25
First Quarter – Class B Shares	1.72	1.65
Second Quarter – Class B Shares	1.25	0.79
Third Quarter – Class B Shares	1.05	0.75
Fourth Quarter – Class B Shares	0.85	0.25
Fiscal year ending August 31, 2003 First Quarter – Class A Shares	0.55	0.15
Second Quarter– Class A Shares	0.55	0.20
Third Quarter – Class A Shares	0.75	0.15
Fourth Quarter – Class A Shares	0.70	0.45
First Quarter – Class B Shares	0.35	0.11
Second Quarter – Class B Shares	0.36	0.15
Third Quarter – Class B Shares	0.70	0.25
Fourth Quarter – Class B Shares	1.07	0.50
Monthly – Class A Shares September 2003	0.95	0.60
October 2003	1.70	0.70
November 2003	1.75	1.10
December 2003	1.20	0.90
January 2004	1.20	1.00
February 2004	1.10	1.00
Monthly – Class B Shares September 2003	0.80	0.72
October 2003	1.85	0.80
November 2003	1.80	1.17
December 2003	1.29	0.85
January 2004	1.31	0.95
February 2004	1.30	0.95

	US$ High	US$ Low
The American Stock Exchange:
1999
Class B (1)	7.55	6.71
2000
Class B	10.58	3.86
2001
Class B	5.43	2.76
2002
Class B	1.72	0.16
2003
Class B	1.04	0.17
Fiscal Year ending August 31, 2002 First Quarter – Class B Shares	1.72	1.64
Second Quarter – Class B Shares	1.12	0.48
Third Quarter – Class B Shares	1.17	0.29
Fourth Quarter – Class B Shares	0.65	0.16
Fiscal Year ending August 31, 2003 First Quarter – Class B Shares	0.44	0.17
Second Quarter – Class B Shares	0.33	0.18
Third Quarter – Class B Shares	0.75	0.23
Fourth Quarter – Class B Shares	1.04	0.50
Monthly – Class B Shares September 2003	0.70	0.53
October 2003	1.46	0.55
November 2003	1.48	0.90
December 2003	1.06	0.57
January 2004	1.00	0.71
February 2004	0.95	0.72

(1) Prior to July 19, 1999, the Company’s were traded as a single class of common shares, On July 19, 1999 the common shares were delisted from the Toronto Stock Exchange pursuant to a reorganization of capital stock from a single class of common shares to Class A and Class B shares.  This reorganization is more fully outlined in Item 4A herein.

Our shares are issued in registered form and the following information is from our registrar and transfer agent, CIBC Mellon Trust Company, located in Vancouver, British Columbia, Canada.

As at August 31, 2003, the shareholders’ list for our shares showed 173 Registered Class A shareholders and 186 registered Class B shareholders and 1,061,375 Class A Multiple Voting Shares and 16,192,302 Class B Subordinate Voting Share outstanding.  Of these shareholders, 113 holders of Class A Shares and 120 holders of Class B Shares were U.S. residents, owning 499,456 Class A Shares and 1,263,290 Class B Shares representing 47.1% of the Class A and 7.8% of the Class B issued and outstanding shares.

ITEM 10

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

Not applicable.

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Incorporated by reference to our registration statement on Form F-1 (Reg. No. 333-10354).

On February 11, 2004 our shareholders approved the reorganization of our share capital and the continuance of the Company as further described in Item 14 herein.

C.

MATERIAL CONTRACTS

On August 1, 2003 we sold all of our shares in PAPDC for nominal consideration to Renegade Motion Picture Corporation.  The transaction is described under “Acquisition and Financing Transaction” of Item 4 herein and the agreement is included in Item 19 herein as an exhibit 4.5.

Except as otherwise disclosed in this annual report and our financial statements and notes included elsewhere in this annual report, we have no other material contracts.

D.

EXCHANGE CONTROLS

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the payment of dividends, interest or other payments to non-resident holders of Class B Subordinate Voting Shares (“Class B shares”), other than withholding tax requirements.  See “Taxation” for a discussion of these withholding requirements.

There is no limitation imposed by Canadian law on the right of a non-resident to hold or vote Class B shares, other than as provided by the Investment Canada Act (the “Act”) enacted on June 20, 1985, as amended, as further amended by the North American Free Trade Agreement (NAFTA) Implementation Act (Canada) and the World Trade Organization (WTO) Agreement Implementation Act, which requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business”, all as defined in the Act.  For the purposes of the Act, “control” can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business or the direct or indirect acquisition of interests in an entity that carries on a Canadian business, or which controls the entity, which carries on the Canadian business.  Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where one-third or more, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares.  Other rules apply with respect to the acquisition of non-corporate entities.

Investments requiring review and approval include direct acquisitions of Canadian businesses with assets with a gross book value of $5.0 million or more; indirect acquisitions of Canadian businesses with assets of $50.0 million or more; and indirect acquisitions of Canadian businesses where the value of assets of the entity or entities carrying on business in Canada, control of which is indirectly being acquired, is greater than $5.0 million and represents greater than 50% of the total value of the assets of all the entities, control of which is being acquired.  Generally speaking, the value of the business acquisition threshold (the “Threshold”) is increased from those levels outlined where the acquisition is by a member of NAFTA or a WTO Investor or by a non-Canadian other than a WTO Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a WTO Investor.  The Threshold is to be determined yearly in accordance with a formula set forth in the Act.#

Different provisions and considerations apply with respect to investment to acquire control of a Canadian business that, as defined in the Act or regulations:

  Engages in production of uranium and owns an interest in producing uranium property in Canada;

  Provides financial services;

  Provides transportation services;

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

Upon review of an application for review, the Minister will then determine whether the investment is likely to be of “net benefit to Canada,” taking into account the information provided and having regard to certain factors of assessment prescribed under the Act.  Among the factors to be considered are:

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

  the compatibility of the investment with national industrial, economic and cultural policies, taking into consideration industrial, economic and cultural policy objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

  the contribution of the investment to Canada’s ability to compete in world markets.

See “Information on the Company—Regulatory Considerations—Canadian Content Requirements” under Item 4B for a description of other Canadian, Ontario and British Columbia ownership requirements.

E.

TAXATION

The discussions summarize the material tax considerations relevant to an investment in Class B shares by individuals and corporations who, for income tax purposes, are resident in the U.S. for purposes of the Convention (as hereinafter defined) and are not resident in Canada, who hold Class B shares as a capital asset, and who do not use or hold the Class B shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada (collectively, “Unconnected U.S. Shareholders” or “Holders”).  The tax consequences of an investment in the Class B shares by investors who are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed herein.  The discussion of U.S. tax considerations is addressed only to Unconnected U.S. Shareholders whose “functional currency” within the meaning of section 985 of the Internal Revenue Code of 1986, as amended (the ‘’Code’’), is the U.S. dollar, and to U.S. citizens who are not residents in the U.S. for purposes of the Convention, but who otherwise meet the definition of Unconnected U.S. Shareholders. Furthermore, the discussion of U.S. tax considerations does not address the tax treatment of Unconnected U.S. Shareholders that own, or are deemed for U.S. federal income tax purposes to own, 10% or more of the total combined voting power of all classes of voting stock of Peace Arch.  The discussion of Canadian tax considerations does not address the tax treatment of a trust, company, organization or other arrangement that is a resident of the U.S. and that is generally exempt from U.S. tax.

This discussion does not address all of the income tax consequences that may be applicable to any particular Holder subject to special treatment under the U.S. federal income tax law or to any particular Holder in light of such Holder’s particular facts and circumstances.  Some Holders, including tax-exempt entities, banks, insurance companies and persons who hold the Class B shares as part of a synthetic security, conversion transaction or ‘’straddle’’ or hedging transactions may be subject to special and/or different rules not discussed below.  Statements of legal conclusion of U.S. tax considerations as to the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Class B shares by Unconnected U.S. Shareholders do not purport to be a complete analysis or listing of all possible tax considerations.  The discussion of U.S. tax considerations is based upon the sections of the Internal Revenue Code of 1986, as amended, Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are applicable as of February 25, 2004, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  Statements of legal conclusions of Canadian tax considerations as to the material Canadian federal income tax consequences of the acquisition, ownership and disposition of the Class B shares by Unconnected U.S. Shareholders do not purport to be a complete analysis or listing of all possible tax consequences.  The discussion of Canadian tax considerations is based upon the provisions of the Income Tax Act (Canada) (the ‘’Tax Act’’), the Convention between Canada and the U.S. of America with Respect to Taxes on Income and on Capital, as amended from time to time (the ‘’Convention’’), and our understanding of published administrative practices of Canada Customs and Revenue Agency (formerly, Revenue Canada)

and judicial decisions, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the U.S.

This discussion is not intended to be nor should it be construed as legal or tax advice to any particular investor. Therefore, prospective investors should consult their own tax advisors with respect to the tax consequences of an investment in the Class B shares.

U.S. Federal Income Tax Considerations

Unconnected U.S. Shareholders generally will treat the gross amount of distributions paid by us, including the amount of any Canadian tax withheld, as foreign source dividend income for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as computed for U.S. federal income tax purposes. Distributions in excess of that amount will reduce an Unconnected U.S. Shareholder’s tax basis in the Class B shares, but not below zero, and the remainder, if any, will be treated as taxable capital gain.  In general, in computing its U.S. federal income tax liability, an Unconnected U.S. Shareholder may elect for each taxable year whether to claim a deduction or, subject to the limitations described below, a credit for Canadian taxes withheld from dividends paid on its Class B shares.  If the Unconnected U.S. Shareholder elects to claim a credit for such Canadian taxes, the election will be binding for all foreign taxes paid or accrued by the Unconnected U.S. Shareholder for such taxable year.  The Code applies various limitations on the amount of the foreign tax credit that may be available to a U.S. taxpayer based upon the segregation of foreign source income into separate categories, or “baskets”, of income.  For purposes of applying the foreign tax credit limitation, dividends are generally included in the passive income basket or the financial services income basket if received by a financial services entity.  The amount of credit that may be claimed with respect to the basket of income to which the dividend is allocated, and to which the foreign taxes are attributable, generally may not exceed the same proportion of the U.S. tax on worldwide taxable income, before applying the foreign tax credit as the U.S. holder’s foreign source taxable income allocable to such basket bears to such U.S. holder’s entire taxable income.  The foreign tax credit is disallowed for dividends on stock unless a minimum holding period requirement is satisfied and additional limitations may restrict the ability of some individuals to claim the foreign tax credit.  Accordingly, investors should consult their own tax advisors with respect to the potential consequences to them of the foreign tax credit limitations.  Dividends paid by us generally will constitute ‘’portfolio income’’ for purposes of the limitation on the use of passive activity losses by investors and ‘’investment income’’ for purposes of the limitation on investors’ investment interest expense.  Dividends paid by us will not be eligible for the “dividends received deduction” generally allowed with respect to dividends paid by U.S. corporations under Section 243 of the Code, but may be eligible for the dividends received deduction which may be claimed by 10% corporate shareholders under Section 245 of the Code.

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

The sale of Class B shares generally will result in the recognition of gain or loss to the Holder in an amount equal to the difference between the amount realized and the Holder’s adjusted basis in the Class

B shares.  Provided the Holder is not considered a “dealer” in the Class B shares sold, gain or loss upon the sale of Class B shares will generally be capital gain or loss.

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

For any taxable year of Peace Arch, if at least 75% of our gross income is “passive income”, as defined in the Code, or if at least 50% of our assets, by average fair market value, or, prior to fiscal year 1998, possibly by adjusted tax basis, are assets that produce or are held for the production of passive income, we will be a passive foreign investment company (“PFIC”).  If we are a PFIC for any taxable year during which an Unconnected U.S. Shareholder owns any Class B shares, the Unconnected U.S. Shareholder will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1298 of the Code, with respect to all of such Unconnected U.S. Shareholder’s Class B shares.  If we were treated as a PFIC at any time during an Unconnected U.S. Shareholder’s holding period for Class B shares, such Unconnected U.S. Shareholder generally would be subject to additional tax as well as interest charges with respect to the deferral of tax for the period during which such Class B shares were held.  Any such additional tax and interest charges would apply upon the disposition of the Class B shares or the receipt of dividends.  Additionally, any gain realized on the disposition of Class B shares would be treated as ordinary income or taxable at ordinary income rates rather than as capital gain or taxable at capital gains rates, and the tax basis of the Class B shares held by an Unconnected U.S. Shareholder generally would not be stepped up to fair market value at death.  Under some circumstances, shareholders of a PFIC may elect to be taxed currently on their pro rata shares of PFIC income and capital gain or, report income currently on a mark to market basis with respect to their shares of stock in the PFIC.

We do not believe that we are likely to be a PFIC in the current or future taxable years; however, because the PFIC determination is made annually on the basis of facts and circumstances that may be beyond our control and because the principles and methodology for determining the fair market values of our assets are unclear, there can be no assurance that we will not be a PFIC for such years.

Special rules not described herein will also apply if we become a “controlled foreign corporation” “foreign personal holding company” or “foreign investment company” for U.S. federal income tax purposes.  We would be treated as a controlled foreign corporation if “U.S. Shareholders” were to own, actually or constructively, more than 50% of the total combined voting power or total value of us.  For this purpose, the term “U.S. Shareholder” means a U.S. person who owns, actually or constructively, ten percent or more of the total combined voting power of Peace Arch.

We would be treated as a “foreign personal holding company” if at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned directly or indirectly by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company’s gross income for such year (reduced to 50% in subsequent years) was derived from certain passive sources.  In that event, U.S. Holders that hold shares would be required to include in gross income for such year their allocable portion of such passive income to the extent the Company does not actually distribute such income.

We would be treated as a “foreign investment company” as defined in Section 1246 of the Code if 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting or trading in securities, commodities or any interest therein.  It we are assessed as being a foreign investment company, then this could cause all or part of any gain realized by a U.S. Holder selling or exchanging shares to be treated as ordinary income rather than capital gain.

However, in light of the ownership requirements necessary for our productions to constitute “Canadian-content” productions and for us to claim Canadian tax benefits, it is not anticipated that we are or will become a controlled foreign corporation, foreign personal holding company or foreign investment company for U.S. federal income tax purposes.

U.S. Information Reporting and Backup Withholding

Under U.S. treasury regulations that are generally effective with respect to payments made after December 31, 2000 (the “new withholding Regulations”), the proceeds of a sale of Class B shares through a U.S. or U.S. related broker may be subject to U.S. information reporting and may be subject to the 28%  U.S. backup withholding requirements.  Unconnected U.S. Shareholders generally can avoid the imposition of U.S. non-resident withholding tax by reporting their taxpayer identification number on an Internal Revenue Service Form W-9.  Non-U.S. shareholders generally can avoid the imposition of U.S. backup withholding tax by providing to their broker or paying agent a duly completed Internal Revenue Service Form W-8 BEN. Any amounts withheld under the backup/non-resident withholding rules will be allowed as a refund or a credit against the shareholder’s U.S. Federal income tax, provided the required information is furnished to the Internal Revenue Service.

Dividends paid in the U.S. on the Class B shares to Unconnected U.S. Shareholders or to non-U.S. shareholders through a U.S. or U.S. related person might be subject to the 28% U.S. backup/non-resident withholding tax unless certification requirements are satisfied.

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

An Unconnected U.S. Shareholder will not be subject to tax in Canada on any capital gain realized upon a disposition or deemed disposition of the Class B shares, provided that the Class B shares do not constitute “taxable Canadian property” of the Unconnected U.S. Shareholder within the meaning of the Tax Act.  The Class B shares will not generally constitute taxable Canadian property of the Unconnected U.S. Shareholder unless, at any time in the five-year period that ends at the time of the disposition, the Unconnected U.S. Shareholder, either alone or together with persons with whom the Unconnected U.S. Shareholder did not deal at arm’s length, owned, had an interest in or the right to acquire 25% or more of the issued Class B shares or any series or class of our capital stock.  Even if the Class B shares are taxable Canadian property, under the Convention, gains derived by an Unconnected U.S. Shareholder would generally not be taxable in Canada unless the value of the Class B shares is derived principally from real property situated in Canada.  We believe that the value of our Class B shares is not currently principally derived, directly or indirectly, from real property situated in Canada and do not expect this to change in the foreseeable future.

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

I.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE

DISCLOSURES ABOUT MARKET RISK

The following discussion should be read in conjunction with Notes 7, 12, 14 and 18 to the consolidated financial statements attached herein in Item 17.  We are subject to two main market risks: Interest rate risk and foreign currency exchange risk. The Company does not use financial derivatives to hedge market risks.

Interest rate risk arises because we borrow funds from banks and other financial institutions to finance the production costs of our film and television programs, which are generally incurred in advance of contracted receipts and revenues from these programs. These loans usually bear interest at rates that change as market interest rates fluctuate. A rise in interest rates would cause an increase in the cost to produce our film and television programs and an adverse effect on our results of operations and financial condition.  At August 31, 2003 we had borrowings of $18.0 million in United States and Canadian dollar currencies outstanding from financial institutions. The United States dollar loans bear interest at rates ranging from the financial institute’s United States dollar base rate plus 0.5% to plus 2.5% while loans in Canadian dollars bear interest at rates ranging from a financial institute’s prime lending rate plus 1.25% to plus 2.0%.

The following table presents principal cash flows, presented in Canadian dollars, and related interest rate sensitive financial instruments, by fiscal year of maturity.

	Expected to mature before August 31
	Fair Value	Total	2004	2005	2006	2007
Production Loans
Floating rate – US$	$ 8,221	$ 8,221	$ 6,501	$ 1,720	$ -	$ -
Average interest rate		4.88%
Floating rate – Cdn$	7,954	7,954	5,965	1,989	-	-
Average interest rate		6.27%
Other (1)	1,798	1,798	1,798
Total	$ 17,973	$ 17,973	$ 14,264	$ 3,709	$ -	$ -

(1)  Interest is payable as a flat fee negotiated at the inception of the loan.

We receive a portion of our revenues from U.S. and international sources in U.S. dollars while costs are payable primarily in Canadian dollars.  Accordingly, operating results can be affected by fluctuations in the U.S. dollar exchange rate.  Currency exchange rates are determined by market factors beyond our control and may vary substantially during the course of a production.  If the Canadian dollar were to strengthen in relation to the U.S. dollar, our effective costs would rise in relation to our revenues.  We do not maintain U.S. currency balances in excess of our estimated U.S. payables.  From time to time we use derivative instruments to reduce our exposure to foreign currency risk.  At the present time we have no derivative instruments outstanding.  The average exchange rate for fiscal 2003 was Cdn$0.6774 per US$1.00.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

In November 2001, we were in breach of covenants with the former debenture holders and in November 2001 we renegotiated our remaining obligation of $5,687,000, with certain debt holders having their position repaid and assumed by another existing debt holder.  In connection with the renegotiated $5,687,000 debt, we issued warrants to purchase 230,000 Class B shares at an exercise price of $1.20 per share.  A value of $212,650 was attributed to the warrants issued and recorded as debt discount and other paid-in capital.  This debt discount was being amortized against income as interest expense over the term of the debentures.  The debentures bore interest at rates ranging from 18% to 36% percent, and were paid by the due date of December 31, 2002.  For Canadian accounting purposes, the debt re-negotiation transaction was accounted for as a modification of the original debentures, with any existing unamortized debt discounts and deferred financing costs amortized over the remaining term of the new debt instrument.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

On February 11, 2004, our shareholders passed resolutions altering our Memorandum and Articles to eliminate the distinction between our Class A Multiple Voting Shares without par value (“Class A Shares”) and Class B Subordinate Voting Shares without par value (“Class B Shares”) and naming and designating such shares as Common Shares without par value (“Common Shares”). On the same day, our shareholders passed resolutions altering our Articles eliminating the restrictions in our Articles on the issue and transfer of our shares.  A description of these changes is contained in the sections entitled “Approval of Capital Reorganization” and “Approval of Removal of Restrictions on Issue and Transfer of Shares” of our Information Circular included in our Report on Form 6-K, as filed with the Commission on January 15, 2004 (the “Information Circular”).  Such descriptions are incorporated herein by reference.  As noted in the Information Circular, such will not become effective until the resolutions are filed with the B.C. Registrar of Companies.

In addition, on February 11, 2004, our shareholders approved the continuance of the Company from being a corporation governed by the laws of British Columbia to being a corporation governed by the laws of Ontario and, in conjunction with the continuation, approved the substitution of Articles of Continuance for the Company’s existing Memorandum and the adoption of Bylaw No. 1 in place of the Company’s existing Articles.  The continuation and a comparison of the British Columbia Company Act with the Ontario Business Corporations Act are each described in the section entitled “Continuation under the Ontario Business Corporations Act” of the Information Circular.  Such description is incorporated herein by reference. The continuation will not become effective until the British Columbia Registrar of Companies consents to the Company’s continuation out of British Columbia and the Articles of Continuance are filed under the Ontario Business Corporations Act.

ITEM 15.

CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) have concluded that our disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company.

There were no changes to our internal control over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

[RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Ian Fodie qualifies as an “audit committee financial expert” as defined by the rules of the SEC.   Ian Fodie has had an extensive career, including serving as the CFO for Sextant Entertainment Group Inc., and International Keystone Entertainment Inc.  Mr. Fodie has also been a financial analyst for B.C Hydro and Power Authority.  He studied at the University of Otago in New Zealand where he received his Bachelor of Commerce, as well, continued on to achieve his Chartered Accountant NZ designation.   The Company’s audit committee consists entirely of independent directors, and they meet certain independence criteria outside of their work as board or committee members.  They do not accept directly or indirectly any consulting, advisory or other compensatory fee from the Company or its subsidiaries, or are “affiliated persons” of the Company or any of its subsidiaries.

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  A copy of the Company's Code of Ethics will be furnished, without charge, to any person who requests such copy by writing to the Chief Financial Officer, Peace Arch Entertainment Group Inc., 124 Merton Street, Suite 407, Toronto, Ontario CANADA M4S 2Z2.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP (“PwC”) has served as our independent auditors since March 15, 2003.  Prior to PWC’s appointment our auditors were KPMG, LLP.  Our shareholders have approved the appointment of PwC as our independent auditors for the fiscal year ending August 31, 2004.

Services and Fees of Auditors

The following table presents fees paid for services rendered by PwC for the 12-month periods ended August 31:

Description	PWC 2003	KPMG 2002
Audit Services	175,000	97,250
Out of Pocket Disbursements	16,777	-
Audit Related Services	67,500	-
Tax Services	55,200	975
Other Services	-	-
Total	324,477	98,225

Audit Services are defined as the standard audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements of the Company and to issue reports on the local statutory financial statements. It also includes services that can only be provided by the Company’s auditor such as auditing of non-recurring transactions and application of new accounting policies, audits of significant and newly implemented system controls, pre-issuance reviews of quarterly financial results, consents and comfort letters and any other audit services required for US Securities and Exchange Commission or other regulatory filings.  The audit committee has approved 100% of audit services for fiscal 2003 and 2002 respectively.

Audit Related Services include those other assurance services provided by auditors but not restricted to those that can only be provided by the auditor signing the audit report. They comprise amounts for services such as acquisition due diligence, audits of pension and benefit plans, contractual audits of third party arrangements, assurance services on corporate citizenship reporting, and consultation regarding new accounting pronouncements.  The audit committee has approved 100% of audit related services for fiscal 2003.

Tax Services represent periodic tax consultations and compliance services in various local, regional and national tax jurisdictions.  The audit committee has approved 100% related to tax work performed on the information circular, the remainder represents tax work on individual production tax credit.

Other Services consist of actuarial services for pension and employee benefit plans. As required by the Sarbanes-Oxley Act, PwC can no longer provide certain of these services after May 2004.

The Audit Committee has determined that the provision by PwC of non-audit services to the Company in fiscal 2003 is compatible with PwC’s maintaining its independence.  The Audit Committee approved all of the tax services provided by PwC in 2003.

PwC has been approved by the Audit Committee to perform the following non-audit services during fiscal 2004: Periodic tax consultations and compliance services in various local, regional and national tax jurisdictions.

Audit Committee Preapproval Policy

Our Audit Committee is responsible for the oversight of our independent auditor's work. Our Audit Committee's policy is to pre-approve all audit and non-audit services provided by PwC. These services may include audit services, audit-related services, tax services and other services, as described above. In such an event, the Audit Committee sets forth its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. In urgent circumstances, the Audit Committee's Chair, Ian Fodie, may issue such a pre-approval. Additional services may be pre-approved on an individual basis. PwC and our management then report to the Audit Committee on a quarterly basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS

Not applicable.

ITEM 16E.  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases made by or on behalf of the Company or any “affiliated purchaser” of the Company’s equity securities.

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

Audit Report

Consolidated Balance Sheet

Consolidated Statement of Earnings

Consolidated Statement of Deficit

Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

AUDITORS' REPORT TO THE SHAREHOLDERS

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

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCE

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

KPMG LLP

Chartered Accountants

Vancouver, Canada
December 6, 2002, except for note 21 which is as of December 17, 2002

Peace Arch Entertainment Group Inc.

Consolidated Financial Statements

August 31, 2003

(expressed in Canadian dollars)

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone +1 (604) 806 7000

Facsimile +1 (604) 806 7806

Auditors' Report

To the Shareholders of

Peace Arch Entertainment Group Inc.

We have audited the consolidated balance sheet of Peace Arch Entertainment Group Inc. as at August 31, 2003 and the consolidated statements of earnings, deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

The consolidated balance sheet as at August 31, 2002 and the consolidated statements of earnings, deficit and cash flows for the years ended August 31, 2002 and 2001 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated December 6, 2002.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, British Columbia

December 6, 2003

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheet

As at August 31, 2003

(expressed in Canadian dollars)

	2003 $	2002 $

Assets

Cash and cash equivalents	911	1,968

Accounts and other receivables (note 3)	14,747	3,871

Investment in film and television programming (note 4)	20,805	3,688

Prepaid expenses and deposits	407	206

Property and equipment (note 5)	35	842

Deferred financing costs	-	188

	36,905	10,763

Liabilities

Production loans (note 7)	17,973	1,855

Accounts payable and accrued liabilities	2,973	2,650

Deferred revenue	8,823	1,197

Deferred gain (note 8)	-	436

Distribution obligation (note 10)	2,312	-

Term loans (note 12)	-	9,892

Obligation to issue shares (note 9(d))	2,887	-

	34,968	16,030

Shareholders' Equity (Deficiency)

Capital stock (note 13)	35,878	31,870

Contributed surplus (note 10)	337	-

Other paid-in capital	680	680

Deficit	(34,958)	(37,817)

	1,937	(5,267)

	36,905	10,763

Nature of operations (note 1)

Commitments and contingencies (note 17)

Approved by the Board of Directors

                                   "Gary Howsam"                                                     Director                                                       "Richard Watson"                                                     Director

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statement of Earnings

For the year ended August 31, 2003

(expressed in thousands of Canadian dollars, except per share amounts)

	2003 $	2002 $	2001 $

Revenue	21,465	6,494	54,900

Expenses
Amortization of investment in film and television programming and other production costs (note 4)	18,324	6,639	57,612
Writedown of investment in film and television programming	278	-	-
Other production and distribution costs	225	615	1,755
Selling, general and administrative	3,088	3,160	4,630
Other amortization	230	476	748
Bad debt (note 9(d))	-	1,675	-

	22,145	12,565	64,745

Loss from operations before the undernoted	(680)	(6,071)	(9,845)
Interest income	125	597	499
Interest expense (note 14)	(495)	(2,364)	(2,295)
Loss on disposal of subsidiary (note 10)	(164)	-	-
Foreign exchange gains	778	59	109
Gain on modification of debt (note 9(d))	3,094	-	-
Write-off of goodwill (note 6)	-	(166)	(2,665)
Gain on sale of assets (note 8)	127	176	233

Earnings (loss) before income taxes	2,785	(7,769)	(13,964)

(Recovery of) provision for income taxes	(74)	(748)	316

Net earnings (loss) for the year	2,859	(7,021)	(14,280)

Net earnings (loss) per common share (note 15)

Basic	0.24	(1.81)	(3.71)

Diluted	0.19	(1.81)	(3.71)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statement of Deficit

For the year ended August 31, 2003

(expressed in Canadian dollars)

	2003 $	2002 $	2001 $

Balance - Beginning of year	(37,817)	(30,796)	(16,516)

Net earnings (loss) for the year	2,859	(7,021)	(14,280)

Balance - End of year	(34,958)	(37,817)	(30,796)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statement of Cash Flows

 For the year ended August 31, 2003

(expressed in Canadian dollars)

	2003 $	2002 $	2001 $

Cash flows from operating activities
Net earnings (loss) for the year	2,859	(7,021)	(14,280)
Items not affecting cash
Amortization of film and television programming (note 4)	18,324	4,070	50,970
Amortization of deferred financing costs	-	470	358
Other amortization	230	476	748
Interest on debt discount	-	250	221
Loss on disposal of subsidiary	164	-	-
Gain on sale of assets	(127)	(176)	(233)
Gain on modification of debt	(3,094)	-	-
Writedown of investment in film and television programming	278	-	-
Write-off of goodwill	-	166	2,665
Bad debt (note 9(d))	-	1,675	-
Investment in film and television programming	(15,572)	(324)	(39,621)
Changes in non-cash operating working capital (note 16)	(5,701)	19,991	(13,703)

	(2,639)	19,577	(12,875)

Cash flows from investing activities
Trademarks	-	(1)	(17)
Property and equipment	(38)	(44)	(178)
Proceeds on sale of assets - net	49	5,870	-

	11	5,825	(195)

Cash flows from financing activities
Issuance of common shares - net	1,390	-	196
Issuance of production loans	8,211	-	12,650
Repayment of production loans	(7,330)	(16,592)	-
Repayment of term loans	(700)	(10,819)	(258)

	1,571	(27,411)	12,588

Decrease in cash and cash equivalents	(1,057)	(2,009)	(482)

Cash and cash equivalents - Beginning of year	1,968	3,977	4,459

Cash and cash equivalents - End of year	911	1,968	3,977

Supplemental cash flow information
Interest paid	24	1,978	1,217
Income taxes paid	-	18	12
Income taxes recovered	74	349	8

Non-cash transactions
Conversion of an accounts payable to debt	-	6,626	-
Increase in investment in film and television programming and debt	-	1,158	-
Distribution rights acquired (note 10)	2,649	-	-
Note receivable on sale of property (note 8)	-	1,000	-
Liabilities and receivable from co-producer	-	1,675	-
Discounts on debt	-	213	332
Distribution obligation (note 10)	2,312	-	-
Issuance of shares for acquisition of subsidiary and other assets	2,500	-	-
Obligation to issue shares (note 9(d))	2,887	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

1

Nature of operations

Based in Toronto, Vancouver and London, England, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the company) is a fully integrated company that creates, develops, produces and distributes film, television and video programming for worldwide markets.

During the year ended August 31, 2002, the company experienced significant financial difficulties and there was substantial doubt about the appropriateness of the company's use of the "going concern" assumption.

During the year ended August 31, 2003, the company underwent significant restructuring to its business operations. As described more fully in the following notes, the company acquired various film assets, including all of the issued share capital of GFT Entertainment Inc. GFT Entertainment Inc. was the parent company of five film production companies, each of which, at the time of acquisition, had partially completed a film production.

Liquidity risks

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations.

There are many business risks associated with producing and distributing films and television programs including, among others, significant competition, the possibility of cost overruns, the lack of appropriate and available financing, changes in audience tastes and film market conditions.

During the year ended August 31, 2002, the company experienced financial difficulties, with its liabilities exceeding its assets. During the year ended August 31, 2003, management of the company undertook various initiatives to improve liquidity of the company, increase its revenues and reduce its costs including: (a) renegotiating its term loans with its principal lenders (as described in note 9(d)); (b) acquiring the business operations of GFT Entertainment Inc. (as described in note 9(c)); (c) raising additional general corporate financing and production development financing; and (d) implementing a cost reduction plan in conjunction with a new management team.

The company attempts to secure financing for films prior to the production stage, thereby limiting the company's financial risk to any single production, and preserving working capital for business operations and development activities.

As at August 31, 2003, the company's cash and cash equivalents amounted to $911,000 compared to $1,968,000 in the prior year.  Cash used in operating activities in 2003 amounted to $2,639,000 compared to $19,577,000 cash generated from operating activities in the prior year. Included in cash used in operating activities in 2003 is the amount of $15,572,000 invested in film and television programming compared to $324,000 in 2002. The company's cash requirements were met in the current year by issuing common shares and raising production financing.

(1)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

At the date of these financial statements, the company has commenced production of nine films which have total production cost budgets of approximately $25,000,000. Management expects that all films will be delivered in fiscal 2004. All films have been fully financed by a combination of distribution minimum guarantees, pre-sales of certain rights, tax credits and bank financing, the security for which is limited to future cash flows from exploitation of previously unsold territories and rights. Such revenues will be recognized as earned over the life of the films' exploitation. The company currently has committed revenue contracts of approximately $18,000,000 relating to these films, with the balance of approximately $7,000,000 of costs being funded from bank financing as described. In addition, the company has operating lease commitments as described in note 17.

Management is continuing to assess a variety of options to improve liquidity and to ensure cash resources are available to meet the company's commitments as they become due. While management currently believes the plans summarized above include its best options, other alternatives may develop.  Therefore, management's strategy is subject to change.

Management believes the business plans and financing transactions related to its productions will result in sufficient cash being generated from operations and the other transactions summarized above to meet its debt obligations and lease, purchase and other commitments through fiscal 2004.

While management believes its strategy is sound and progress is being made in implementing the strategy, the company's results for 2004 and future periods are subject to numerous uncertainties. The possibility exists that unforeseen events and adverse business conditions or a combination of these may affect 2004 and future results and cash flows.

Accordingly, there are risks that the company's investment in film and television programming may not be recouped and future net cash flows from productions and distribution arrangements may not be sufficient to cover expenses of the company.

2

Significant accounting policies

a)

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

(2)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

During the year ended August 31, 2003, the majority of the company's film productions were undertaken in combination with another independent film producer from the United Kingdom. Each party's rights and obligations are set out in a co-production agreement with the third party producer. Pursuant to such agreements, for accounting purposes, the company is considered to have control of these productions and records all production costs less contributions from co-producers as investment in film and television programming. The company retains distribution rights to Canada whilst the co-producer retains distribution rights to the U.K. with all other distribution rights being jointly controlled. For those jointly controlled distribution rights, the company records its proportionate share of revenues, expenses, liabilities and assets pursuant to the agreement.

b)

Revenue recognition

i)

Revenues from film and television programming are recognized only when persuasive evidence of a sale or licensing arrangement with a customer exists, the film is complete and has been delivered or is available for immediate and unconditional delivery, the licence period has commenced, the arrangement fee is fixed or determinable, collection of the arrangement fee is reasonably assured, and other conditions as specified in the respective agreements have been met.

ii)

Revenues from production services for third parties are recognized when the production is completed and delivered. All associated production costs are deferred and charged against income when the film is delivered and the related revenue is recognized.

iii)

Cash received in advance of meeting the revenue recognition criteria described above is recorded as deferred revenue.

c)

Cash equivalents

Cash equivalents include highly liquid investments with terms to maturity of 90 days or less when purchased.

d)

Investment in film and television programming

Investment in film and television programming represents the unamortized cost of completed proprietary film and television programs (net of related tax credits received or receivable) which have been produced by the company or to which the company has acquired distribution rights. Productions in progress represent the costs of incomplete programs and are carried at the lower of cost and estimated fair value. Capitalized costs include all direct production and financing costs.

For episodic television series, capitalized costs are limited to the amount of revenue contracted for each episode until estimates of secondary market revenue can be established. Costs in excess of this limitation are expensed as incurred.

(3)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The company records amortization based on the ratio that current revenues bear to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. Investment in film and television programming is recorded at the lower of remaining unamortized film costs and estimated fair value, determined on an individual film or program basis.

Estimates of ultimate revenue to be received in respect of a particular film or television program include revenue from a market or territory only when persuasive evidence exists that such revenue will occur, or the company has a demonstrated history of earning such revenue in the market or territory. For films other than television series, only revenues estimated to arise in the 10 years following the film's initial release are included. For episodic television series, ultimate revenue includes estimates over a period not to exceed 10 years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode, if later.

Exploitation costs are expensed as incurred.

e)

Development costs

Development costs are incurred on film and television projects prior to production. Upon commencement of production, the development costs are reclassified to productions in progress. Development costs are written off at the earlier of the date they are determined not to be recoverable, when projects under development are abandoned, or three years from the date of the initial investment.

f)

Property and equipment

Property and equipment are stated at cost and amortized on the following basis:

Computers, furniture and equipment	20% declining balance
Production equipment	20% declining balance
Other	2 - 5 year straight-line

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

g)

Deferred financing costs

Deferred financing costs represent financing costs which are amortized to interest expense over the term of the related financing.

(4)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

h)

Income taxes

Future income taxes are provided for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

i)

Goodwill

Effective September 1, 2002, the company adopted the Canadian Institute of Chartered Accountants (CICA) Section 3062, "Goodwill and Other Intangible Assets". Previously, the company amortized goodwill on a straight-line basis over periods of up to 10 years. Based on the new standard, goodwill is no longer amortized and is tested for impairment annually, or more frequently if impairment indicators arise, to determine if an impairment loss should be recognized. In accordance with this section, this change was not applied retroactively and the amounts presented for prior periods have not been restated.

The following is the pro forma effect had the years ended August 31, 2001 and 2002 been subject to the new accounting policy:

	2002 $	2001 $

Reported net loss	(7,021)	(14,280)
Goodwill amortization	72	10
Adjusted net loss	(6,949)	(14,270)

Adjusted net loss per share - basic and diluted	(1.81)	(3.71)

j)

Foreign currency translation

The company's functional currency is the Canadian dollar. Foreign currency denominated monetary assets and liabilities are translated into Canadian dollars at exchange rates in effect at the end of the period. Revenues and expenses are translated at exchange rates in effect at the time of the transaction. Translation gains and losses are included in income.

(5)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

k)

Net earnings (loss) per common share

Basic net earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted net earnings (loss) per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

l)

Government assistance

Refundable tax credits are recorded as a reduction of the cost of related films. Tax credits are recognized when there is reasonable assurance that the amount claimed will be received.

m)

Stock-based compensation

Effective September 1, 2002, the company adopted CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". The new recommendations are to be applied prospectively to all stock-based payments to employees and non-employees granted on or after September 1, 2002.

No compensation expense is recorded for the company's employee stock-based compensation. Consideration paid by employees on the exercise of stock options is recorded as capital stock. A description of the company's stock-based compensation plan and the pro forma effect on the accounting for stock options granted to employees under the fair value method are disclosed in note 13.

Stock-based compensation to third parties is recognized and recorded in the accounts of the company at its fair market value determined by the Black-Scholes option pricing model.

n)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may ultimately differ from those estimates.

(6)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The most significant assumptions made by management in the preparation of the company's financial statements include future revenue projections used for the purposes of amortizing investment in film and television programming, provision for doubtful debts to reflect credit exposures, recoverability of tax credits receivable, valuation allowances and impairment assessments for various assets including investment in film and television programming and productions in progress.

Investments in film and television programming are carried at the lesser of unamortized capitalized cost and estimated fair value determined on a film-by-film basis. Future changes in general economic conditions, market preferences and other factors may result in the carrying value of a particular film becoming impaired as management revises its estimates of the ultimate revenue to be received in respect of each film.

o)

Comparative figures

Certain comparative figures have been reclassified to conform to the basis of presentation adopted for the current year.

3

Accounts and other receivables

	2003 $	2002 $

Trade receivables	4,579	559
Due from related party (note 20(c))	2,062	-
Note receivable (note 8)	-	1,000
Tax credits receivable	8,106	2,312

	14,747	3,871

Tax credits receivable are federal and provincial refundable tax credits related to specific film productions in Canada. Amounts recorded represent management's best estimate of the amount recoverable; however, all amounts are subject to final determination by the relevant tax authorities.

The amount due from the related party is non-interest bearing and has no specified terms of repayment, as described in note 20(c). Subsequent to August 31, 2003, the related party executed a legal right of offset which provided for the settlement of this amount (note 20(c)).

The terms of the note receivable are more fully described in note 8.

(7)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

4

Investment in film and television programming

Investment in film and television programming represents the unamortized costs of film and television projects which are in development, production or release and the costs of acquiring distribution rights to completed properties.

The components are as follows:

			2003			2002
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Theatrical films
Released	22,795	16,697	6,098	-	-	-
Completed and not released	-	-	-	-	-	-
Productions in progress	11,536	-	11,536	-	-	-
In development	235	-	235	-	-	-
Television programming
Released	1,627	1,627	-	175,571	173,239	2,332
Completed and not released	-	-	-	-	-	-
Productions in progress	287	-	287	1,356	-	1,356
In development	-	-	-	-	-	-
Distribution rights retained (note 10)	2,649	-	2,649	-	-	-

	39,129	18,324	20,805	176,927	173,239	3,688

The company estimates that approximately 60% of unamortized cost at August 31, 2003, related to released theatrical films and television programming, will be amortized during the year ending August 31, 2004 and 80% will be amortized during the three-year period ending August 31, 2006.

As at August 31, 2003, the company has $nil (2002 - $nil) accrued participation costs that it expects to pay in the year ending August 31, 2004.

Interest and financing charges capitalized to the cost of film production during the year ended August 31, 2003 amounted to $1,061,000 (2002 - $671,000).

On August 1, 2003, the company disposed of the wholly owned subsidiary that owned all film and television properties and rights existing at the date of the business combination and financing transactions as described in note 10. In conjunction with this transaction, the company retained an exclusion right to distribute the film and properties for a period of 25 years.

(8)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

5

Property and equipment

			2003			2002
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Computers, furniture and equipment	12	1	11	483	341	142
Production equipment	26	2	24	1,366	911	455
Equipment under capital lease	-	-	-	267	113	154
Other	-	-	-	161	70	91

	38	3	35	2,277	1,435	842

During the year, the company sold its shares of Peace Arch Project Development Corp. (PAPDC), as described in note 10. PAPDC owned all of the pre-existing assets of the company including all property and equipment. Since this transaction, the company has purchased $38,000 of additional property and equipment.

6

Goodwill

The company has no recorded goodwill.

During the year ended August 31, 2002, the company wrote off the remaining unamortized cost of goodwill of $166,000 related to its 1995 acquisition of The Eyes Multimedia Productions Inc. as the net carrying value of the assets was determined to exceed the estimated future undiscounted cash flows from these assets.

During the year ended August 31, 2001, the company wrote off the remaining unamortized cost of goodwill of $2,665,000 related to its 1996 acquisition of Peace Arch Productions Inc. (formerly Sugar Entertainment Ltd.), as the net carrying value of the assets was determined to exceed the estimated future undiscounted cash flows from these assets.

(9)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

7

Production loans

The company enters into various loan financing arrangements prior to commencing production of a film project. Such loans are usually specific to each film production.

Production loans comprise the following:

	2003 $	2002 $

Bank and other financial institution loans (note 7(a))	14,215	1,855
Related party production loans (note 7(b))	1,960	-
Interim bridging loans (note 7(c))	1,798	-

	17,973	1,855

a)

Bank and other financial institution loans

The company borrows funds from banks and other financial institutions to finance the costs of film production. Repayments are solely due from cash flows derived from each film and management expects that a significant proportion of the loans due at August 31, 2003 will be payable during fiscal 2004. Each loan is independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits and subsidies associated with each film. $6,501,000 (2002 - $nil) of the loans are denominated in United States dollars and bear interest at rates ranging from the Royal Bank of Scotland's United States dollar base rate plus 0.5% to plus 2.5%. Loans denominated in Canadian dollars bear interest at rates ranging from the Canadian Imperial Bank of Commerce's prime lending rate plus 1.25% to plus 2%.

The company undertakes most of its film productions in conjunction with a co-producer in another country and is contingently liable for certain debts of the co-producer in the event of a default. Additional details are provided in note 17(a).

b)

Related party production loans

The wholly owned production subsidiaries that produced the films Crime Spree, Absolon, Partners in Action, Detention and The Limit were acquired by the company pursuant to the business combination described in note 9(c). The production costs of these films have been financed by loans from Greenlight Entertainment Inc. (GEI), a subsidiary of CPC Communications Inc. (CPC) (the parent company of GFT Entertainment Inc. prior to the transactions described in note 9), and a company which became related by virtue of the business combination. GEI is controlled by a shareholder and officer of the company.

These loans, which are denominated in United States dollars, are measured at the exchange amount, bear interest at the rate of prime plus 2% per annum, are repayable on the earlier of the date that is two years following the delivery of the film or January 31, 2005, and are subject to similar security arrangements to the bank loans described in (a) above but are, in all cases, subordinated to them.

(10)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Certain residual proceeds from the exploitation of Crime Spree, Absolon and Partners in Action are cross collateralized to secure repayment of the GEI loans to these three production companies.

As at August 31, 2003, $1,960,000 (2002 - $nil) was outstanding with respect to these loans as described in note 20(c). Subsequent to August 31, 2003, the related party executed a legal right of offset in relation to this loan (note 20(c)).

c)

Interim bridging loans

The wholly owned production subsidiaries borrow, from various parties, on an interim basis prior to the closing of the financing for a film. These "bridge loans" are repaid at the time of closing of financing and are secured by the distribution and other rights to the film owned by the production subsidiary. Fees payable during fiscal 2003 on such financing, which amount to $44,000 (2002 - $nil), are incorporated in the budgeted cost of the films. An additional $357,000 of financing fees were paid to the lender during the period prior to the business combination described in note 9(c) and have been incorporated in the costs of the films acquired.

A director of the company acts as legal counsel and bare trustee for these lenders. All loan transactions have been executed in the name of a company which is controlled by the director, acting in its capacity as a bare trustee of the ultimate lenders.

8

Gain on sale of assets

During the year ended August 31, 2002, the company sold two real estate properties. In October 2001, the first property was sold for gross proceeds of $2,313,000 and realized a gain on the sale of $88,000. In January 2002, the second property was sold for gross proceeds of $4,772,000. As consideration, the company received cash in the amount of $3,722,000 and a note receivable in the amount of $1,000,000 (note 3) bearing interest at 9% per annum commencing January 10, 2002. The note receivable is secured by a second mortgage on the property. The principal is due and payable January 1, 2004.

At August 31, 2002, the company continued to occupy the second property through an operating lease arrangement. As the present value of the minimum lease payments was greater than the gain on the sale of $523,000, the gain was deferred and amortized over the four-year minimum lease term. The company amortized $127,000 of the deferred gain prior to disposal of the subsidiary in which the gain was recorded (note 10).

(11)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

9

Business combination, debt restructuring and financing

On January 20, 2003, as approved and ratified by the shareholders of the company at the Annual General Meeting of Shareholders on that date, the company entered into a number of agreements to effect a business combination and certain asset acquisition and financing transactions. Details of the transactions are as follows:

a)

Private placement financing

The company issued 5,000,000 Class B Subordinate Voting Shares at an agreed price of $0.30 per share, for total cash proceeds of $1,500,000 (note 13).

b)

Reorganization of a subsidiary, Peace Arch Project Development Corp. (PAPDC)

The company carried out a reorganization and rationalization of its assets, operations and subsidiaries. The reorganization was carried out in conjunction with, and pursuant to, the terms of the Debt Repayment Agreement with Fremantle Enterprises Ltd. (Fremantle) and the Release and Reconstitution Agreement of November 22, 2002 with Comerica Bank - California (Comerica), by which the debts of the company, and its subsidiaries, to Fremantle and Comerica were renegotiated as in (d) below.

Pursuant to the reorganization, the company's wholly owned subsidiary, PAPDC, became the owner of substantially all of the assets and business (collectively, the pre-existing assets) that the company owned immediately prior to undertaking its business combination through the acquisition of GFT Entertainment Inc. (see (c) below) on January 30, 2003. The pre-existing assets consisted principally of accounts and loans receivable, film and television programming rights, and all shares and other securities (including intercompany loans) held by the company in its subsidiaries existing at January 30, 2003.

At the same time, PAPDC and its subsidiaries directly or indirectly were assigned substantially all of the pre-existing debts and liabilities of the company, including the company's indebtedness to Fremantle and Comerica. However, the company continues to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica under Conversion Rights Certificates (the conversion instruments) issued by the company to each of them (see (d) below).

(12)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

c)

Business combination

On January 20, 2003, the company acquired certain film assets owned and controlled by CPC for $2.5 million, the consideration being the issuance of 8,333,333 Class B Subordinate Voting Shares of the company at a deemed price of $0.30 per share. The primary asset acquired was a 100% ownership interest in GFT Entertainment Inc. which itself was a 100% shareholder in five special purpose production companies that owned various rights to five films, namely Crime Spree, Partners in Action, Absolon, The Limit and Detention. The underlying assets included films in progress, accounts receivables and tax credit assets, and the future business activities of Greenlight Film and Television Inc., a wholly owned subsidiary of CPC.

At the time of acquisition, CPC retained voting control of each subsidiary through a temporary voting trust and, accordingly, the company's interest was of an equity nature. Each voting trust was terminated prior to the delivery of each related film. The operations of each subsidiary have been consolidated from the date that each voting trust was terminated; the companies which produced Absolon, Crime Spree and Partners in Action were consolidated from February 28, 2003; Detention from April 30, 2003; and The Limit from August 31, 2003. The accounts of the companies at the date control was transferred to the company were as follows:

	GFT Entertainment Inc. acquired January 30, 2003 $	Subsidiaries acquired February 28, 2003 $	Subsidiary acquired April 30, 2003 $	Subsidiary acquired August 31, 2003 $	Total $

Accounts receivable	1,906	234	30	361	2,531
Tax credits receivable	282	3,150	1,095	971	5,498
Production in progress	-	11,772	4,200	3,732	19,704
Investment in film companies	1	-	-	-	1
Prepaid expenses and deposits	311	999	9	9	1,328
Development costs	51	-	-	-	51

Total assets acquired	2,551	16,155	5,334	5,073	29,113

Production loans	-	10,107	1,032	4,834	15,973
Accounts payable and accrued liabilities	51	1,144	-	239	1,434
Deferred revenue	-	4,904	4,302	-	9,206

Total liabilities assumed	51	16,155	5,334	5,073	26,613

Net assets acquired	2,500	-	-	-	2,500

(13)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Prior to the company's acquisition of GFT Entertainment Inc., GEI, a related party to GFT Entertainment Inc. at that time, transferred an accounts receivable to GFT Entertainment Inc., which related to a loan due to GEI from one of the subsidiaries. This receivable which amounted to $1,497,000 is included in accounts receivable of GFT Entertainment Inc. at January 30, 2003 and production loans payable by the subsidiary at August 31, 2003. At August 31, 2003, these amounts were eliminated on consolidation.

d)

Debt restructuring, issuance of conversion instrument and gain on modification

Debt restructuring

During the year ended August 31, 2002, the company entered into an agreement with Fremantle, an existing trade creditor, whereby Fremantle agreed to exchange its trade payable balance of $7,783,000 for a term loan (note 12) secured by a charge on the assets of the company and a secured interest in certain copyrights to productions. The promissory note bore interest at 10% per annum and was intended to mature on June 30, 2004. Subsequent to August 31, 2002, the company failed to make scheduled repayments of principal of $500,000 and also interest owing.

Effective January 30, 2003, the company and Fremantle agreed to restructure the remaining $7,580,000 of term debt due to Fremantle. Fremantle agreed that the revised source of debt repayments and security would be restricted to the business, assets, and undertakings of the company as they existed immediately prior to January 30, 2003 (the pre-existing assets), that date being the closing of the acquisition and financing transactions described elsewhere in this note. The new debt has no fixed repayment dates. Interest, which continues to accrue at 10% per annum, and principal are payable from the income streams of the pre-existing assets, subject to priority interests. The revised terms also exclude a previous right of prepayment by the company of all outstanding amounts.

Pursuant to the Debt Repayment Agreement dated January 30, 2003, the company has also agreed that if any amount of the Fremantle debt, including unpaid interest, remains outstanding as of December 31, 2004, Fremantle will, for a period of 90 days, have the right to convert such unpaid amount to Class B Subordinate Voting Shares in the capital of the company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share.

The modification of the debt is treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt instrument is at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification is based on the discounted expected future cash flows of the pre-existing assets. The company recorded a gain on modification of the debt as described below.

(14)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Release and reconstitution of a loan guarantee

During the year ended August 31, 2001, the company guaranteed a loan due to Comerica to a maximum of US$2,075,000 on behalf of a co-production partner. During the year ended August 31, 2002, the co-production partner defaulted on its loan payments. As at August 31, 2002, the amount of the outstanding related debt was $1,675,000 (US$1,075,000) and the company recognized its obligation as debt and receivable due from the co-producer. The receivable was written off at August 31, 2002.

During the year ended August 31, 2003, the company entered into a Release and Reconstitution Agreement with Comerica which restructured the terms of the loan guarantee. Repayment of the loan is restricted to the ultimate proceeds of specific exploitation rights secured under the original loan agreement and, subject to priority interests, including repayment to Fremantle, to the pre-existing assets.

If any amount of the Comerica liability remains outstanding as of December 31, 2005, Comerica will, for a period of 90 days, have the right to convert such unpaid amount to Class B Subordinate Voting Shares in the capital of the company at a deemed price of $5.00 per share. The modification of the Comerica obligations is treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt is at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification is based on the discounted expected future cash flows of the pre-existing assets. The company has recorded a gain on modification as described below.

Conversion instruments

As described, and in conjunction with the above, on January 30, 2003, the company issued a conversion instrument to Fremantle which permits Fremantle to convert the amount of its outstanding debt including unpaid accrued interest at December 31, 2004, if any, into Class B Subordinate Voting Shares of the company for a period of 90 days commencing on December 31, 2004. The conversion price will be the lower of either (a) $5.00 per share or (b) the average closing price of the Class B shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share. Pursuant to the conversion instrument, 2,527,000 Class B shares, which represent the number of shares that could be issued for the principal amount of debt of $7,580,000, have been reserved for issuance.

As described, and in conjunction with the above, on January 30, 2003, the company issued a conversion instrument to Comerica which permits Comerica to convert the amount of its outstanding loan at December 31, 2005, if any, into Class B Subordinate Voting Shares of the company for a period of 90 days commencing on December 31, 2005 at a price of $5.00 per share. Pursuant to the conversion instrument, 366,000 Class B Subordinate Voting Shares, which represent the number of shares that could be issued for the obligation of US$1,075,000, have been reserved for issuance.

(15)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The company has estimated that the fair value of the obligation to issue shares to both Fremantle and Comerica is $2,887,000 and has charged that amount against the computed gain on modification described above. Since upon exercise of the conversion instruments by Fremantle and Comerica, the company has issued a right to Fremantle and Comerica to receive a variable amount of shares in settlement of their loans, the company has reflected the amount as a liability.

Gain on modification of debt

The gain on modification of debt, recognized in the year ended August 31, 2003, comprises the following:

	Fremantle $	Comerica $	Total $

Carrying amount of the debt before modification	7,580	1,675	9,255
Fair value of debt after modification	(3,274)	-	(3,274)

	4,306	1,675	5,981

Fair value of the obligation to issue shares under the conversion instruments			(2,887)

Gain			3,094

Sale of subsidiary - PAPDC

Subsequent to the reorganization of PAPDC described in note 9(b), on August 1, 2003, the company sold all of its shares of PAPDC for nominal consideration.

The company has recognized a loss of $164,000 on the disposal. The operating results of PAPDC have been included in these consolidated financial statements until the date of the disposal.

On the same date, the company entered into a Sales Agency Agreement with PAPDC, its subsidiaries and the purchaser, under which the company retained exclusive 25-year worldwide distribution rights for all of the films and television programming rights owned by PAPDC and its subsidiaries. Under the agency arrangement, the company recovers its direct costs of distribution from gross exploitation receipts on such rights and earns a commission at varying rates (up to a maximum of 30%) of the remaining gross receipts. The purchaser is entitled to retain 10% of the commission balance remaining and the remaining receipts are paid to PAPDC and its subsidiaries, which in turn settles its debt obligations to Fremantle.

(16)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

As these arrangements were entered into in conjunction with the sale of the shares to the purchaser for a nominal amount, the company is the primary obligor with respect to the films and productions and accordingly the distribution rights have effectively been retained by the company. Since the transaction was arranged in conjunction with a sale of the shares of the company for a nominal amount, the transaction has been accounted for as a related party transaction between the company and its wholly owned subsidiary PAPDC and its subsidiaries. Accordingly, these financial statements reflect the distribution rights received from PAPDC at the carrying value of the films and television programming production at the date of the agreement. In addition, these financial statements reflect the estimated amounts payable to PAPDC, its subsidiaries and the purchaser as a distribution obligation. The difference between the distribution rights and the distribution obligation has been credited to contributed surplus.

The respective amounts are as follows:

$

Distribution rights (note 4)	2,649
Distribution obligation	2,312

Contributed surplus	337

Income taxes

Temporary differences give rise to the following future income tax assets and liabilities:

	2003 $	2002 $

Future income tax assets
Property and equipment	7	115
Share issue costs	193	193
Investment in film and television programming	338	1,330
Other	26	110
Loan provision	3,923	-
Losses available for future periods	4,908	10,313

Gross future tax assets	9,395	12,061
Valuation allowance	(9,116)	(11,996)

Net future income tax assets	279	65

Future income tax liabilities
Property and equipment	-	(65)
Investment in film and television programming	(279)	-

	(279)	(65)

	-	-

(17)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

At August 31, 2003, the company has approximately $12,827,000 in non-capital losses available for deduction against taxable income in future years. These losses expire as follows:

$

2008	6,793
2009	5,384
2010	650

12,827

The differences between the effective tax rate reflected in the provision for income taxes and the Canadian statutory income tax rate are as follows:

	Years ended August 31,
	2003%	2002%	2001%

Corporate statutory income tax rate	38.3	(40.3)	(45.0)
Add (deduct) the effect of
Utilization of previously unrecognized tax losses	(45.2)	(4.1)	(0.4)
Items not deductible for income tax purposes	12.3	5.6	2.4
Disposition of subsidiary	(116.0)	-	-
Gain on modification of debt	(42.5)	-	-
Change in valuation allowance on future tax assets	148.7	29.0	45.3
Other	1.7	-	-

Effective tax rate	(2.7)	(9.8)	2.3

(18)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Term loans

	2003 $	2002 $

Debentures having an original face value of $5,687 (recorded net of deemed debt discount), bearing interest from 18% to 36% per annum, payable monthly. The debt was secured by a charge on the assets of the company, subordinated to bank indebtedness and due December 31, 2002 (see (i) below)	-	537

Term loan, bearing interest at 10% per annum, 8.5% payable monthly, and accruing 1.5% monthly and payable at such time as the debentures have been paid in full. The term loan, secured by a charge on the personal property of the company, subordinated to debentures and bank indebtedness and a secured interest in certain copyrights to productions, is due June 30, 2004. This loan was renegotiated as described in note 9(d)	-	7,606

Bank loan guarantee with Comerica to a maximum of US$2,074, bearing interest at U.S. prime plus 1.5% per annum, payable monthly, secured by a charge on the assets of the co-production partner. This loan guarantee was renegotiated as described in note 9(d)	-	1,675

Capital leases to purchase equipment, bearing interest from 7.2% to 10.2% per annum, secured by the equipment acquired	-	74

	-	9,892

i)

As a result of breach of covenants with the former debenture holders, in November 2001 the company renegotiated its remaining obligation of $5,687,000, with certain debt holders having their position repaid and assumed by another existing debt holder. Included with the renegotiated $5,687,000 debt were warrants to purchase 230,000 Class B shares at an exercise price of $1.20 per share (note 13(c)). A value of $212,650 has been attributed to the warrants issued and recorded as debt discount and other paid-in capital. This debt discount was amortized against income as interest expense over the term of the debentures. The debentures bore interest at rates ranging from 18% to 36%, were due December 31, 2002 and required earlier payments of principal upon cash flow collections from certain current and future refundable tax credit claims, proceeds from certain asset sales received and other transactions by the company. For accounting purposes, the debt renegotiation was accounted for as a modification of the original debentures, with any existing unamortized debt discounts and deferred financing costs amortized over the remaining term of the new debt instrument.

(19)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Capital stock

a)

Shares

Authorized

100,000,000 Class A Multiple Voting Shares without par value

100,000,000 Class B Subordinate Voting Shares without par value

25,000,000 Preference Shares, issuable in series without par value

Class A shares are entitled to ten votes per share and Class B shares are entitled to one vote per share. Each Class A share is convertible at any time into one Class B share at the option of the holder.

Issued

	Class A			Class B
	Number of shares	Amount $	Number of shares	Amount $	Total amount $

Balance - August 31, 2000	1,387,791	12,538	2,434,953	19,136	31,674

Change during the year
Issued for cash on exercise of stock options	-	-	65,100	196	196
Converted	(281,916)	(2,611)	281,916	2,611	-
Less: Share issue costs	-	63	-	(63)	-

Balance - August 31, 2001	1,105,875	9,990	2,781,969	21,880	31,870

Change during the year
Converted	(14,000)	(129)	14,000	129	-
Less: Share issue costs	-	3	-	(3)	-

Balance - August 31, 2002	1,091,875	9,864	2,795,969	22,006	31,870

Change during the year
Adjustment to share capital	-	-	-	118	118
Issued for cash pursuant to private offering (note 9(a))	-	-	5,000,000	1,500	1,500
Issued for acquisitions (note 9(c))	-	-	8,333,333	2,500	2,500
Issued for cash on exercise of stock options	-	-	32,500	10	10
Converted	(30,500)	(280)	30,500	280	-
Less: Share issue costs	-	7	-	(127)	(120)

Balance - August 31, 2003	1,061,375	9,591	16,192,302	26,287	35,878

(20)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

b)

Stock options

In 1997, the company adopted a stock option plan (the Plan) which was approved by the company's shareholders on January 28, 1998 pursuant to which the company's Board of Directors may grant stock options to officers and key employees. On July 14, 1999, February 21, 2001 and January 20, 2003, the company's shareholders approved amendments to the Plan (the Amended Plan). In accordance with the Amended Plan, the number of shares issuable upon the exercise of options pursuant to the Amended Plan and any other Share Compensation Arrangements (as such term is defined in the Amended Plan) is 25,300 Class A Multiple Voting Shares and 2,560,000 Class B Subordinate Voting Shares authorized but unissued common stock. Stock options are granted with an exercise price in Canadian dollars equal to the stock's fair market value at the date of grant. All stock options have terms between three and five years and vest and become fully exercisable immediately or after up to 21 months.

As at August 31, 2003, the following stock options were outstanding:

		Options outstanding
Expiry date	Exercise price per share $	Class A	Weighted average remaining contractual life (years)	Class B	Weighted average remaining contractual life (years)

November 19, 2003	7.50	800	0.2	800	0.2
December 21, 2003	3.00	-	-	13,100	0.3
April 12, 2004	3.60	-	-	50,000	0.6
August 21, 2005	0.30	-	-	160,000	2.0
January 20, 2006	0.50	-	-	20,000	2.4

		800	0.2	243,900	1.6

As at August 31, 2003, all of the outstanding stock options were exercisable.

(21)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Additional details relating to stock options are as follows:

		Class A		Class B
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Balance - August 31, 2000	126,450	11.17	406,270	7.72

Granted	-	-	302,600	3.49
Exercised	-	-	(65,100)	(3.00)
Expired	(14,375)	(14.11)	(14,375)	(14.11)
Forfeited	(37,450)	(11.97)	(97,970)	(9.05)

Balance - August 31, 2001	74,625	10.20	531,425	5.47

Granted	-	-	284,400	0.30
Exercised	-	-	-	-
Expired	(16,325)	(13.02)	(16,325)	(13.02)
Forfeited	(22,500)	(9.19)	(149,500)	(6.14)

Balance - August 31, 2002	35,800	9.34	650,000	2.77

Granted	-	-	78,100	0.50
Exercised	-	-	(32,500)	(0.30)
Expired	(28,000)	(9.50)	(28,000)	(9.50)
Forfeited	(7,000)	(8.93)	(423,700)	(3.21)

Balance - August 31, 2003	800	7.52	243,900	1.15

At August 31, 2003, a total of 244,700 options were exercisable (2002 - 411,400; 2001 - 599,383) at a weighted average exercise price of $1.18 (2002 - $4.78; 2001 - $6.08).

c)

Warrants

i)

During fiscal 2001, in connection with the debentures previously issued, the company granted, as consideration to the debenture holders for a release of certain security interests, warrants to purchase up to 100,000 Class B shares at an exercise price of $5.30 per share. The warrants were exercisable for a period of six months following the due date of the debenture on February 16, 2002. As the warrants were granted at an exercise price equal to the market value of company's shares on the date of grant, no expense was recorded.

ii)

During fiscal 2001, the company granted, as partial compensation to retain an investment banker as its financial advisor, a warrant to purchase up to 100,000 Class B shares at an exercise price of US$2.72 per share, exercisable to April 16, 2006. As the warrants were granted at an exercise price equal to the market value of company's shares on the date of grant, no compensation expense has been recorded.

(22)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

iii)

During fiscal 2002, in connection with debentures previously issued, the company issued share purchase warrants to purchase up to 230,000 Class B shares at an exercise price of $1.20 per share, exercisable to June 30, 2003 as described in note 12.

For each of the periods presented, warrants were outstanding to acquire common shares as indicated in the table below:

	Exercise price per		2003	2002	2001
Expiry date	share	Class A	Class B
	$

August 16, 2002	5.30	-	-	-	100,000
June 30, 2003	1.20	-	-	230,000	-
February 16, 2004	1.20	6,479	-	6,479	-
February 16, 2004	5.00	225,118	39,958	265,076	342,000
August 3, 2004	US 6.75	-	75,000	75,000	75,000
April 16, 2006	US 2.72	-	100,000	100,000	100,000

		231,597	214,958	676,555	617,000

d)

Stock-based compensation to employees

The company adopted the provisions of CICA Handbook Section 3870 effective September 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. The company does not record compensation expense for stock options granted to employees. Upon exercise, proceeds are credited to shareholders' equity.

Under Canadian generally accepted accounting principles, the company is required to disclose the pro forma net earnings (loss) and pro forma earnings (loss) per share had the company adopted the fair value method of accounting for stock-based compensation awarded on or after September 1, 2002. The following outlines the impact and assumptions used if the compensation cost for the company's stock-based employee compensation plans was determined under the fair value based method of accounting for awards granted on or after September 1, 2002 using the Black-Scholes option pricing model. The company's calculations are based on the expected life of all options granted equalling 60% of the maximum term. Based on actual experience, no dividends will be paid, and expected volatility and risk-free interest rates are:

%

Risk-free interest rate	1.89
Volatility	130

(23)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

If the estimated fair values of the company's stock-based awards to employees had been amortized to expense over the vesting period of the awards as specified under CICA Handbook Section 3870, the earnings attributable to common shareholders and the basic and diluted earnings per share on a pro forma basis (as compared to such items as reported) would have been:

$

Earnings attributable to common shareholders
As reported	2,859
Pro forma	2,786

Basic earnings per share
As reported	0.24
Pro forma	0.23

Diluted earnings per share
As reported	0.19
Pro forma	0.18

The per share weighted average fair value of stock options granted during 2003 was $0.50 on the date of grant using the Black-Scholes option pricing model with the assumptions reported above.

Interest expense

	2003 $	2002 $	2001 $

Interest expense comprises the following:
Long-term debt	417	1,630	1,707
Amortization of deferred finance costs and debt discounts	66	720	579
Other	12	14	9

	495	2,364	2,295

Interest capitalized to film and television programming costs	1,061	671	1,066

(24)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Net earnings per common share

Net earnings (loss) per common share has been calculated by dividing into net earnings (loss) the weighted average number of common shares outstanding. For fiscal years 2001 and 2002, the effect of stock options and warrants, potentially exercisable, on loss per common share was anti-dilutive; therefore, basic and diluted loss per share are the same. The weighted average number of common shares was as follows:

	2003	2002	2001

Weighted average number of common shares outstanding	11,998,303	3,887,844	3,843,929
Dilutive effect of stock options and warrants	56,406	-	-
Dilutive effect of contingently issuable shares	3,040,446	-	-

Weighted average diluted number of common shares outstanding	15,095,155	3,887,844	3,843,929

22

Changes in non-cash operating working capital

	2003 $	2002 $	2001 $

Accounts and other receivables	(5,430)	25,332	(11,760)
Prepaid expenses and deposits	1,030	253	423
Accounts payable and accrued liabilities	278	(3,600)	2,781
Deferred revenue	(1,579)	(1,994)	(5,147)

	(5,701)	19,991	(13,703)

(25)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Commitments and contingencies

a)

Loan guarantees

The majority of the film productions undertaken during the year ended August 31, 2003, were pursuant to a co-production agreement with an independent producer (the co-producer) in another country. Both the co-producer and the company enter into joint production loan arrangements with a lender; loan terms are the same for each producer. Repayment of each amount is from the exploitation of the film under terms which are the same as those of the company (note 7(a)) with each producer responsible for its own shared obligation pursuant to the co-production agreement. In the event of default by the co-producer, the company is liable for the unpaid balance of the co-producer's share of the loan. At August 31, 2003, the total amount of such unpaid loans was approximately $2,111,613 (2002 - $nil). In the event of such a default, the company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. The company believes that the likelihood that it would have to pay a material amount is remote and, therefore, no accrual has been made.

b)

Legal claims

i)

Forgotten Kingdom Productions I. Inc. et al

On December 2, 2001, Forgotten Kingdom Productions I. Inc., Danny Virtue and Lloyd Simandl instituted an action against the company in the British Columbia Supreme Court for failing to finance and co-produce a television series entitled Ariana's Quest. The Plaintiffs seek damages of approximately US$1,500,000 in lost fees, lost development costs of $100,000, breach of contract of $25,000 and lost profits. The company believes the claim is without merit. Two of the three plaintiffs have withdrawn as at August 31, 2003.

The company has determined that it is not possible at this time to predict the final outcome of these legal proceedings. It is not possible to determine an estimate of the possible damages, if any, and accordingly, no provision with respect to this lawsuit has been made in the company's consolidated financial statements.

ii)

Viacom, Inc.

On October 2, 2001, the company initiated an action against Viacom, Inc., MTV Networks, VH1 Music First et al in British Columbia Supreme Court for damages in the amount of US$2,750,000 and consequential damages arising from the Defendants' failure to honour a contract for the co-financing of the television series Big Sound. A recovery or award, if any, would be applied as a partial satisfaction of the debt as note in 9(d).

iii)

Other

The company is a party to other legal proceedings in the ordinary course of its business but does not expect the outcome of any other proceedings, individually or in aggregate, to have a material adverse effect on the company's financial position, results of operations or liquidity.

(26)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

c)

Operating lease commitments

The company is committed to certain operating lease payments for premises. In addition, the company has sublet certain other premises for which it remains the primary lease obligor. The total annual rental commitments are as follows:

	Lease obligations $	Sublease $	Net lease obligation $

2004	522	161	361
2005	323	118	205
2006	206	90	116
2007	35	-	35
2008	9	-	9

	1,095	369	726

d)

The company has guaranteed two production loans of a third party totalling $797,000. These loans have been secured by $978,000 in tax credits that will be applied to repay the loans when received. Subsequent to year-end, one of the tax credits was received and $277,000 of the loan was repaid.

Financial instruments

a)

Fair values

As at August 31, 2003 and 2002, the company's financial instruments included cash and cash equivalents, accounts and other receivables, production loans, term loans and accounts payable and accrued liabilities. As at these dates, the carrying value of these financial instruments approximated their fair value due to their ability for prompt liquidation or short term to maturity, with the exception of tax credits, which are receivable over a period of up to two years. As at August 31, 2003, the fair value of tax credits receivable is estimated to be $7,847,000 (2002 - $2,301,000) based on discounted cash flows to the expected timing of receipt of the tax credits. The company expects to recover the carrying value of these tax credits and as such has not written them down to fair value.

(27)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

b)

Concentration of credit risk

Revenue of the company is generated in part due to production and sales activities in numerous countries. For the year ended August 31, 2003, these included Canada, the United Kingdom, the United States, France, Lithuania, Hong Kong, Thailand, Bulgaria, Romania, and Italy. In excess of 80% of the company's revenues and receivables are generated from export sales internationally (2002 - 64%).

A significant proportion of the company's sales activities are performed by agents, who receive a commission and a right to recover certain defined costs. Although not principal to the sales transaction, the agent, who is usually responsible for cash collection, will deduct its entitlement and remit the balance on an agreed periodic basis. There is a risk that such agents will not remit such proceeds and, accordingly, management monitors the performance of these agents.

In the year ended August 31, 2003, one customer represented approximately 16%, another approximately 11% and a third approximately 11% of total revenues. Concentration of credit risk with the company's customers is limited due to the company's customer base and the diversity of its sales throughout the world. The company performs ongoing credit evaluations.

In the year ended August 31, 2002, one customer represented 45%, two customers represented 14% each, and a fourth represented 8% of total revenues.

In the year ended August 31, 2001, two customers represented 19% each, a third represented 16%, a fourth represented 11%, a fifth represented 9%, a sixth represented 7%, and two represented 5% each of total revenues.

Tax credits receivable from the Canadian federal government and other provincial governments amount to $8,106,000 (2002 - $2,312,000). The company believes there is minimal credit risk associated with the collection of these amounts.

c)

Currency risk

During the year ended August 31, 2003, the company derived approximately 82% (2002 - 64%; 2001 - 59%) of its revenues in U.S. funds. The company estimates its obligations payable in U.S. funds and converts all U.S. funds in excess of these obligations into Canadian currency as they are received.

The company had no derivative instruments outstanding at August 31, 2003 and 2002.

At August 31, 2003, approximately $9,442,000 (2002 - $3,891,000) of the company's liabilities were denominated in U.S. dollars.

d)

Interest rate risk

The company's exposure to interest rate risk is limited to the cash flow risk associated with variable rate production loans as described in note 7.

(28)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Segmented information

The company manages its operations in two business segments: production services for projects in which the company does not hold an ultimate financial interest in a film or video program, and proprietary programming, which is programming the company owns or in which it holds a continuing and long-term financial interest. The company operates primarily in Canada and has a newly opened sales office in the U.K., although its programs are distributed throughout the world. Substantially all of the company's property and equipment are located in Canada. Selected information for the company's operating segments, net of inter-company amounts, is as follows:

	Proprietary programming $	Production services $	Other $	Total $

2001
Revenue	45,860	9,017	23	54,900
Gross profits	(5,110)	620	23	(4,467)
Total assets	35,354	10,349	1,567	47,270

2002
Revenue	2,781	3,582	131	6,494
Gross profits	(1,139)	398	131	(610)
Total assets	8,539	658	1,566	10,763

2003
Revenue	20,813	308	344	21,465
Gross profits	2,150	144	344	2,638
Total assets	36,757	148	-	36,905

Gross profits comprise revenue less amortization of film and television programming, production costs, the writedown of the investment in film and television programming, and other costs of production and sales. Other activities comprise corporate functions.

Revenue by geographic location, based on the location of customers, is as follows:

	2003 $	2002 $	2001 $

Revenue
Canada	4,702	2,400	12,750
United States	8,155	4,094	22,850
France	2,771	-	-
Other foreign	5,837	-	19,300

	21,465	6,494	54,900

(29)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Related party transactions

The company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During fiscal 2003, the company paid $101,000 (2002- $nil; 2001- $nil) to a company controlled by a director and officer of the company for executive services rendered. These expenditures are reflected in the company's selling, general and administrative expenses.

b)

During fiscal 2003, the company paid $53,000 (2002 - $nil; 2001 - $nil) to a director of the company for legal services rendered. These expenditures are reflected in the company's selling, general and administrative expenses.

c)

As described in note 7(b), as at August 31, 2003, the company was indebted to a company controlled by a director and officer of the company in the amount of $1,960,000. This loan bears interest at the rate of prime plus 2% per annum. The loan shall be repayable on the date that is two years following the delivery date of the latest film which was financed or January 31, 2005, whichever is the earlier.

As at August 31, 2003, the company was owed $2,062,000 from the same related party above which is included in accounts and other receivables. This balance is unsecured, non-interest bearing and has no specified repayment date.

Subsequent to August 31, 2003, the related party executed a legal right of offset in relation to the above loans.

d)

During fiscal 2003, revenue of $2,843,000, which was recognized after the date of the acquisition as described in note 9(c), originated from the sale of certain distribution rights to the territory of France for the film entitled Crime Spree to a company owned and controlled by a director and officer of the company.

Other related party transactions and balances have been described in note 7(b) of these financial statements.

(30)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Recent Canadian accounting pronouncements

a)

Disposal of long-lived assets and discontinued operations

In 2002, the CICA issued Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", which will be effective for all disposal activities initiated by a commitment to a plan on or after May 1, 2003. Under the new rules, (i) a long-lived asset to be disposed of other than by a sale continues to be classified as held and used until it is disposed of; (ii) a long-lived asset classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell; (iii) a loss recognized on classification of a long-lived asset as held for sale or a group of assets as a discontinued operation does not include future operating losses, other than to the extent they are included in the fair value of the asset; and (iv) discontinued operations are defined more broadly than under existing generally accepted accounting principles (GAAP). The company does not expect the adoption of this section to have a significant impact on its financial results.

b)

Impairment of long-lived assets

In 2002, the CICA issued Handbook Section 3063, "Impairment of Long-Lived Assets", which is effective for the fiscal year commencing September 1, 2003. Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value. The company does not expect the adoption of this section to have significant impact on its financial results.

c)

Hedging relationships

In June 2003, the CICA revised Accounting Guideline 13, "Hedging Relationships", which is effective for fiscal years beginning on and after July 1, 2003. The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. The guideline establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting. The company does not expect the adoption of this guideline to have a significant impact on its consolidated financial statements.

d)

Consolidation of variable interest entities

In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. Management has not yet determined the extent to which this new guideline will impact the company's financial statements.

(31)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

e)

Generally accepted accounting principles

In July 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles." The section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The company will implement the new section prospectively beginning on September 1, 2003. The impact of this change in accounting policy on the consolidated financial statements subsequent to implementation date has not been determined.

United States generally accepted accounting principles

These financial statements do not include all disclosures required by accounting principles generally accepted in the United States (U.S. GAAP) as permitted by the Securities and Exchange Commission (SEC). These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which differ in certain respects from U.S. GAAP. Material differences to these consolidated financial statements are as follows:

a)

Application of U.S. GAAP

i)

As described in note 8, for Canadian accounting purposes, during the year ended August 31, 2002, the company recognized a partial gain on the sale of real estate. For U.S. GAAP purposes, no gain is recognized due to the existence of the note receivable. Under U.S. GAAP, this transaction would be accounted for using the deposit method. Under the deposit method, the transaction would not be recognized as a sale. As a result, the company would continue to record the property and related depreciation in the consolidated financial statements and recognize the cash collected as a deposit until sales recognition and sale-lease back accounting is appropriate.

ii)

During the year ended August 31, 2001, the company adopted early Statement of Position 00-2, "Accounting by Producers or Distributors of Films", which established revised accounting standards for revenue recognition, capitalization and amortization of film costs, accounting for exploitation costs, including advertising and marketing expenses, and presentation and disclosure of related information in financial statements. For Canadian accounting purposes, changes in accounting policy are applied retroactively with the prior years' financial statements restated accordingly. For U.S. GAAP purposes, changes in accounting policy are applied prospectively with a cumulative adjustment to the current year's financial statements.

iii)

As described in note 13(c), during the year ended August 31, 2001, the company issued warrants for the release of certain security interests and also to retain an investment banker as its financial advisor. For Canadian accounting purposes, the company accounted for these warrants using the intrinsic value method and did not record an adjustment for compensation expense. For U.S. GAAP purposes, compensation expense would be recorded based on the fair value of the warrants at the date of grant.

(32)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

During fiscal year 2002, 21,597 Class A warrants and 12,958 Class B warrants were earned by creditors upon granting an extension on debt, of which 6,497 Class A warrants were re-priced to $1.20 per share. Furthermore, in fiscal year 2001, 100,000 Class B warrants were granted to debtholders to release certain security rights. For U.S. GAAP purposes, the fair value of these warrants would be recognized as an additional debt discount and additions to other paid-up capital. The debt discount is amortized against income as interest expense over the term of the debt. For Canadian GAAP purposes, the company's policy is described in note 2(g).

iv)

As described in note 9(d), for Canadian accounting purposes, during the year ended August 31, 2003, the company recognized a gain on modification of certain debts and obligations. For U.S. GAAP purposes, the gain has not been recognized. The debt restructuring is considered to be a troubled debt restructuring under U.S. GAAP in accordance with FAS 15 and, accordingly, the gain will only be recognized when realized upon issuance of the variable number of shares issuable in settlement of its obligation a set out in note 9.

The effect of these differences on net earnings (loss) and earnings (loss) per share (calculated by reference to the weighted average number of shares outstanding) under U.S. GAAP would be as follows:

	2003 $	2002 $	2001 $

Net earnings (loss) - Canadian GAAP	2,859	(7,021)	(14,280)
Gain on sale of asset, net of income tax (note 22 (a)(i))	(91)	(53)	-
Stock compensation expense to service providers (note 22(a)(iii))	-	(44)	(24)
Additional debt discount - warrants (note 22(a)(iii))	(24)	(133)	(60)
Gain on settlement of debt (note 22 (a)(iv))	(3,094)	-	-

Loss before cumulative adjustment to reflect change in accounting for films costs, U.S. GAAP	(350)	(7,251)	(14,364)
Cumulative adjustment to reflect change in accounting for film costs (note 22 (a)(ii))	-	-	(10,736)

Loss - U.S. GAAP	(350)	(7,251)	(25,100)

(33)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Basic and diluted loss per share - U.S. GAAP:

	2003 $	2002 $	2001 $

Loss before cumulative adjustment to reflect change in accounting for films costs - U.S. GAAP	(0.03)	(1.87)	(3.74)
Cumulative adjustment to reflect change in accounting for film costs	-	-	(2.79)

Basic and diluted net loss per share - U.S. GAAP	(0.03)	(1.87)	(6.53)

Under U.S. GAAP, total assets, liabilities and shareholders' equity would be:

	2003 $	2002 $

Total assets	36,844	14,774
Liabilities	37,926	20,070

Shareholders' deficiency	(1,082)	(5,296)

b)

Stock-based compensation

As described in note 13, the company has granted stock options and warrants to certain directors, employees, and service providers. These options and warrants are granted for services provided to the company. For U.S. GAAP purposes, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", (SFAS 123) requires that an enterprise recognize or, at its option, disclose the impact of the fair value of employee stock options and other forms of stock-based compensation in the determination of income. The company has elected under SFAS 123 to continue to measure compensation cost on awards to employees by the intrinsic value basis set out in APB Opinion No. 25 and related interpretations. As options and warrants are granted at exercise prices based on the market value of the company's shares at the date of grant, no adjustment for employee compensation expense is required.

Under SFAS 123, where a company chooses to continue to apply APB Opinion No. 25 in its basic financial statements, supplementary pro forma information as if the fair value method was applied to employee awards must be disclosed. This pro forma information is set out below. The pro forma stock compensation expense has been determined by reference to an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the estimated volatility of the underlying stock, expected dividends and the risk-free interest rate over the term of the option.

(34)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The company's calculations applied are based on the expected life of all options granted equalling 60% (2002 and 2001 - 60%) of the maximum term. Based on actual experience, no dividends will be paid, and expected average volatility and risk-free interest rates are:

	2003%	2002%	2001%

Volatility	130	189	104
Risk-free interest rate	1.89	3.38	4.40

Pro forma information with respect to impact of the fair value of stock options at the date of grant on reported loss for the periods presented is as follows:

	2003 $	2002 $	2001 $

Loss - U.S. GAAP	(350)	(7,251)	(25,100)
Stock compensation expense as determined under the fair value based method for all awards	(73)	(22)	(589)

Pro forma loss - U.S. GAAP	(423)	(7,273)	(25,689)

Pro forma basic and diluted loss per share - U.S. GAAP	(0.04)	(1.87)	(6.68)

Pro forma basic and diluted loss per common share before the cumulative adjustment to reflect the change in accounting policy in 2001 was $3.58.

The per share weighted average fair value of stock options granted during 2003 was $0.50 (2002 - $0.30; 2001 - $3.58) on the date of grant using the Black-Scholes option pricing model with the assumptions reported above.

c)

Supplementary information

i)

Allowance for doubtful accounts

Accounts receivable is disclosed net of allowance for doubtful accounts. Changes in the allowance for each of the years presented are as follows:

	2003 $	2002 $	2001 $

Balance - Beginning of year	197	50	66

Charges to expenses
Expensed	-	1,823	911
Recovered/written off	-	(1,676)	(927)

Balance - End of year	197	197	50

(35)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

ii)

Cash flow statement

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided by IAS 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the SEC.

d)

Recent U.S. accounting pronouncements

i)

In January 2003, the Financial Accounting Standards Board (FASB) issued FIN 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin (ARB) 51. FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights (variable interest entities or VIE) by clarifying the application of ARB 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties.

FIN 46 requires the primary beneficiary to consolidate a VIE if it has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both.

Effective December 2003, the FASB issued additional guidance clarifying FIN 46. The modification also provides a deferral of FIN 46 for certain entities. Application of FIN 46 is required in financial statements of public entities that have interests in structures that are commonly referred to as special purpose entities for periods ending after December 15, 2003. Application for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. While management has not yet determined the effect that the adoption will have on its financial statement the new standard may have an impact.

ii)

In May 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

The company has adopted SFAS 150 in respect of the conversion instrument which relates to the indebtedness and obligations previously due to Fremantle and Comerica (note 9(d)).

(36)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

iii)

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock-Based Compensation - Transition and Disclosure - An amendment of FASB Statement No. 123". SFAS 148 amends Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures both in annual and interim financial statements about the method of accounting for stock-based employee compensation and effect of the method used on reported results. The company has included the disclosures required by SFAS 148 in note 22(b) of this reconciliation to U.S. GAAP.

iv)

In November 2002, the FASB issued Interpretation No. 45 (FIN 45) "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. However, the provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ended after December 15, 2002. The adoption of this standard did not have a material impact on the results of operations or financial position of the company.

(37)

ITEM 18.

FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19.

EXHIBITS

Exhibit Number	Description
1.1	Special Resolution of Vidatron Enterprises Ltd., filed May 1, 1990, canceling previous Articles of Vidatron Enterprises Ltd. and substituting new Articles of Vidatron Enterprises Ltd. (1)
1.2	Certificate and Special Resolution Vidatron Enterprises Ltd., filed February 13, 1992 (1)
1.3	Certificate of Change of Name and Special Resolution of The Vidatron Group Inc., filed February 5, 1997. (1)
1.4	Special Resolution Amending the Memorandum and Articles of the Company adopted February 16, 1999 (1)
1.5	Special Resolutions Amending the Memorandum and Articles of Vidatron Entertainment Group Inc. adopted July 14, 1999. (1)
1.6	Form of Special Resolutions Amending the Memorandum and Articles of Peace Arch Entertainment Group Inc. adopted February 11, 2004 to be filed with British Columbia Registrar of Companies.
4.1	Debt Repayment Agreement with Fremantle Media Enterprises Ltd.
4.2	Release and Reconstitution of Loan Guarantee with Comerica Bank – California (2)
4.3	CPC Management Services Agreement dated December 20, 2002 with CPC Communications Inc. (2)
4.4	Amended Share Option Plan (3)
4.5	Agreement to Purchase Peace Arch Subsidiaries (with Renegade Motion Picture Corporation)
4.6	Loan Agreement (Greenlight Entertainment Inc.)
8.0	Subsidiaries (incorporated by reference to “Item 4 – Information on the Company”)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.0	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

            _____________________________

(1)

Incorporated by reference to our registration statement on Form F-1 (Reg. No. 333-10354).

(2)

Incorporated by reference to our registration statement on Form 20-F for the year ended August 31, 2002.

(3)

Incorporated by reference to our registration statement on Form 20-F for the year ended August 31, 2001.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PEACE ARCH ENTERTAINMENT GROUP INC.
(Registrant)

By:	/s/Mara Di Pasquale
Mara Di Pasquale
Chief Financial Officer

Date:  February 26, 2004

74