Form 20-F
period 2004-08-31
PEACE ARCH ENTERTAINMENT GROUP INC
filed 2005-02-28
CIK 1038367

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2004

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-15131

PEACE ARCH ENTERTAINMENT GROUP INC.

(Exact name of registrant as specified in the charter)

ONTARIO, CANADA

(Jurisdiction of Incorporation or Organization)

124 Merton Street, Suite 407, Toronto, Ontario, M4S 2Z2, Canada

(Address of principal executive offices)

Securities registered or to be registered pursuant to

Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Common Shares	American Stock Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Shares

The number of outstanding shares of each class of stock of PEACE ARCH ENTERTAINMENT GROUP INC. as of August 31, 2004 was:

20,898,491 Common Shares, without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.Yes _X_  No ___

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 X    Item 18      _

EXPLANATORY NOTES

In this annual report, the terms the "Company", "Peace Arch", "PAE", "we", "our" or "us" mean Peace Arch Entertainment Group Inc., an Ontario corporation, and includes, unless the context otherwise requires, all consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains statements that constitute forward-looking statements within the meaning of the U.S. federal securities laws under "Item 3: Key Information", "Item 4: Information about the Company" and "Item 5: Operating and Financial Review and Prospects". The words "estimate", "project", "plan", "expect", "believe", "anticipate" and similar expressions are intended to identify forward-looking statements. These statements are based on certain assumptions made by the Company. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, including the factors set forth in other filings with the Canadian securities commissions and the United States Securities and Exchange Commission (the "SEC") and the risk factors found in this annual report. These risk factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results to differ materially from those projected results expressed in any such forward-looking statements. Consequently, these cautionary statements qualify all of the forward-looking statements made in this annual report. In addition, the Company may, from time to time, make oral forward-looking statements. United States securities laws provide a safe harbor from liability with respect to oral forward-looking statements if certain conditions are satisfied, including if the oral forward-looking statements are accompanied by an oral statement that additional information concerning factors that could cause actual results to materially differ from those in the oral forward-looking statements is contained in a written document filed with the SEC. To take advantage of the safe harbor with respect to oral forward-looking statements that the Company may make from time to time, you will find under "Item 3: Key Information - Risk Factors" a list of risk factors which could cause actual results of the Company to materially differ from those in the oral forward-looking statements.

The Company disclaims any obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.                     SELECTED FINANCIAL DATA

The consolidated selected data from our consolidated statement of operations and profit presented below for each of the years in the three-year period ended August 31, 2004 and the consolidated balance sheet data as of August 31, 2003 and 2004, are derived from the audited consolidated financial statements included elsewhere herein.  The consolidated statement of operations and deficit for each of the years in the two-year period ended August 31, 2001 and the consolidated balance sheet data as of each of August 31, 2002, 2001 and 2000, are derived from our audited financial statements, which are not included or incorporated by reference herein. This information should be read in conjunction with "Item 5: Operating and Financial Review and Prospects" and the financial statements and notes thereto in "Item 17: Financial Statements".

The Company's audited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material respects from accounting principles generally accepted in the United States ("US GAAP"). See note 25 of the Company's audited consolidated financial statements appearing under the heading "Item 17: Financial Statements", which provides a summary of differences between Canadian GAAP and US GAAP and other US GAAP disclosures.

Selected Consolidated Financial and Operating Data

(in thousands, except per share data)

	Cdn$ 2004	Cdn$ 2003(2)	Cdn$ 2002	Cdn$ 2001	Cdn$ 2000
Income Statement Data:
Canadian GAAP

Revenue	$21,236	$ 21,465	$6,494	$54,900	$ 34,663
Net (loss) earnings	(484)	2,859	(7,021)	(14,280)	(3,268)

Net (l oss) e arnings per common share (1)
Basic	(0.03)	0.24	(1.81)	(3.71)	(0.86)
Diluted	(0.03)	0.19	(1.81)	(3.71)	(0.86)
Weighted average number of common shares	17,314	11,998	3,888	3,844	3,795
Diluted number of common shares	17,314	15,095	3,888	3,844	3,795

U.S. GAAP
Net (loss) earnings	(1 ,3 13)	(350)	(7,251)	(25,100)	999

Net (l oss) e arnings per common share (1)
Basic	(0.08)	(0.03)	(1.87)	(6.53)	0.26
Diluted	$ (0.08)	$ (0.03)	$ (1.87)	$ (6.53)	$ 0.26
Weighted average number of common shares	17,314	11,998	3,888	3,844	3,795
Diluted number of common Shares	17,314	11,998	3,888	3,844	3,808

	As of August 31,
	Cdn$ 2004	Cdn$ 2003(2)	Cdn$ 2002	Cdn$ 2001	Cdn$ 2000
Balance Sheet Data:
Canadian GAAP
Total assets	$57,468	$36,905	$10,763	$47,270	$51,340
Net assets	3,248	1,937	(5,267)	1,541	15,625
Capital stock	35,925	35,878	31,870	31,870	31,674

U.S. GAAP
Total assets	58,349	36,844	14,774	47,270	64,330
Net assets	(675)	(1,082)	(5,296)	1,667	26,362
Capital stock	35, 925	$35,878	$31,870	$31,870	$31,674

(1)

Net (l oss) e arnings per share shown above are based on the weighted average number of shares outstanding during the period.

(2)

During fiscal 2003 the Company completed the "Reorganization and Financing Transactions" as described in Item 4.

Currency and Exchange Rates

Peace Arch publishes its financial statements in Canadian dollars.  In this Annual Report, references to "dollars", "$" or "Cdn$" are to Canadian dollars, unless otherwise specified; references to "US$" are to United States dollars.

The following table sets forth information concerning the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for Canadian dollars (the "Noon Buying Rate") for the fiscal years ended August 31, 2000 through 2004 and for each month during the previous six months, expressed in United States dollars per one Canadian dollar.  Amounts in the report which have been converted from Canadian dollars to US dollars reflect each year's applicable conversion rates as of August 31.

The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

	Exchange Rates
For the fiscal year ended August 31:	Rate at period end	Average rate	Highest rate	Lowest rate
	(US$ per Cdn$)
2000	0.6796	0.6796	0.6973	0.6631
2001	0.6448	0.6543	0.6787	0.6334
2002	0.6415	0.6354	0.6619	0.6200
2003	0.7217	0.6774	0.7491	0.6258
2004	0.7616	0.7511	0.7879	0.7159
For the month ended:
August 31, 2004	0.7616	0.7623	0.7714	0.7504
September 30, 2004	0.7912	0.7765	0.7912	0.7652
October 31, 2004	0.8192	0.8020	0.8199	0.7859
November 30, 2004	0.8432	0.8361	0.8493	0.8150
December 31, 2004	0.8308	0.8203	0.8433	0.8056
January 31, 2005	0.8078	0.8161	0.8342	0.8051

On February 24, 2005, the Noon Buying Rate was US $0.8 054.

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

We may be unable to continue as a going concern

The auditors' report on our consolidated financial statements includes comments for U.S. readers on Canada-U.S. reporting difference and Note 1 to our consolidated financial statements outlines factors that cast substantial doubt on our ability to continue as a going concern.

The Company has undergone substantial financial restructuring and requires additional financing until it can generate positive cash flows from operations. While the Company continues to maintain its day-to-day activities and produce films and television programming, its working capital situation is severely constrained. Furthermore, the Company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

The application of the going concern basis is dependent upon the Company obtaining additional financing in the short term and achieving sufficient cash flows from operations to fund continuing operations and meet its obligations as they come due. Management is currently in discussions with potential lenders to close additional financing. There is no assurance that the Company will be successful in its financing efforts and in achieving sufficient cash flows from operations to fund working capital. If the company is unsuccessful, the Company may be required to significantly reduce or limit operations.

We may be delisted from the American Stock Exchange ("AMEX")

On February 10, 2004, the Company had received notice from AMEX indicating that the Company was below certain of the Exchange's continued listing standards due to shareholders' equity being less than US $2,000,000 and that the Company had sustained losses in two of its three most recent fiscal years; and shareholders' equity was less than US $4,000,000 and had incurred losses from continuing operations and/or net losses in three out of its four most recent fiscal years, all as set forth in Section 1003(a)(i) and Section 1003 (a)(ii) respectively, of the AMEX Company Guide.

On March 10, 2004 the Company presented a Plan to AMEX ("the Plan") advising of the actions the Company has taken, or will take, that would bring it into compliance with the continued listing standards within a maximum of 18 months.

On April 26, 2004 AMEX notified the Company that it accepted the Company's Plan to make itself compliant with the continued listing standards of AMEX, and granted the Company an extension up to July 11, 2005 to regain compliance with those listing standards.

The Company will be subject to periodic review by AMEX Staff during the extension period.  If the Company does not make progress consistent with the Plan or does not regain compliance with the continued listing standards by the end of the extension period, the Company's shares could be subject to delisting from AMEX.  The Plan consists of a combination of:

(i)

An increase in the shareholders' equity by the amount of the gain on modification of debt which is currently omitted in the U.S. GAAP determined shareholders' equity.  This increase will occur on final determination of gain on modification of debt through the issuance of shares as described in financial statement note 25 (a)(i v);

(ii)

An increase in shareholders' equity anticipated in the Company's operating forecasted revenue projections over an 18 month period; and

(iii)

The Company raising additional capital ..

At August 31, 2004 the Company had a loss calculated under U.S. GAAP of $1,3 13,000 ..  As a result of this loss, the Company now falls under Section 1003 (a)(iii) whereby, stockholders' equity of less than US $6,000,000 if such company has sustained losses from continued operations and/or net losses in its five most recent fiscal years.  The Company is currently reviewing its plan for compliance but if the Company does not make progress consistent with the Plan and does not regain compliance with the continued listing standard, by the end of the extension period, the Company's shares could be subject to delisting from AMEX.

We have had losses, and we cannot assure future profitability.

We cannot assure you we will be able to operate profitably, and if we cannot, we may not be able to meet our debt service, working capital requirements, capital expenditure plans, anticipated production slate or other cash needs. Our inability to meet those needs could have a material adverse effect on our business, results of operations and financial condition.

The Company continues to refocus its business model to the production and distribution of small to medium budget feature films and lifestyle television programs.

We face substantial capital requirements and financial risks.

Our business requires a substantial investment of capital.

Our ability to maintain and expand our development, production and distribution of proprietary programming and to cover our general and administrative expenses depends upon our ability to obtain financing through equity financing, debt financing (including credit facilities) or the sale of some or all of our interests in certain projects or other assets.  If our access to existing credit facilities is not available, and if other funding does not become available to replace existing credit facilities should they not be available, there could be a material adverse effect on our business.

The potential for budget overruns and other production risks are difficult to predict.

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

We may not be able to obtain additional funding to meet our requirements.

Our ability to grow, maintain and expand our development, production and distribution of motion pictures and television programs and to fund our operating expenses depends upon our ability to obtain funds through equity financing, debt financing (including credit facilities).  If we do not have access to such financing arrangements, and if other funding does not become available on terms acceptable to us, there could be a material adverse effect on our business, results of operations and financial condition.

Our results of operations may fluctuate significantly.

Our revenues and results of operations are subject to variations that are difficult to predict.

Results of operations for any period depend on a number of factors such as on the number of film and television programs that are delivered, the price at which the Company is able to sell them and whether the cost of productions are within budget.  Consequently, results may vary from period to period, and the results of any one period may not indicate results for future periods. In particular, results of operations in any period depend to a large extent upon our production and delivery schedule for television programs and motion pictures.  As a result of the production cycle, our revenues are not recognized evenly throughout any given year.  Cash flows may also fluctuate and will not directly correspond with revenue recognition.

We rely on a few key customers.

In the year ended August 31, 2004, one customer represented approximately 16% (2003-16%) of revenues, another approximately 13% (2003-11%) and two customers approximately 11% (2003-11%) of total revenues.  We expect that a significant amount of our revenues will continue to be derived from a relatively small number of customers.  The loss of any of these customers could have a material adverse impact on our results of operations and financial condition.

Accounting practices used in our industry may accentuate fluctuations in operating results.

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

Seasonality

Results of operations for any period are significantly dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty.  Consequently, our results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods.  Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.  Television program's revenues are recognized when the program is delivered pursuant to a non-cancelable agreement, provided the applicable broadcast season has commenced.  Minimum guaranteed revenue from license agreements typically are recognized when the license period begins and the program is delivered.

The loss of key personnel could adversely affect our business.

Our success depends to a significant degree upon the services of certain key personnel, particularly Gary Howsam, our Chief Executive Officer.  Because we are a relatively small company, these members of management are involved in many aspects of the production process and virtually all significant decisions are made or significantly influenced by these individuals. The loss of the services of any one or more of our key personnel could have a material adverse effect on our business. We have obtained and intend to maintain "key man" life insurance coverage with respect to these personnel, there is no assurance that the proceeds would be sufficient to compensate fully for the loss of the services of any of these individuals if they were to die. The loss of services of any of these employees could have a material adverse effect on our business, results of operations or financial condition.

We could be adversely affected by strikes or other union job actions.

The film and television programming produced by us generally employ actors, writers and directors who are members of the Screen Actors Guild, Writers Guild of America and Directors Guild of America, respectively, pursuant to industry-wide collective bargaining agreements. The collective bargaining agreement with the Writers Guild of America was successfully renegotiated and became effective as of November 1, 2004 for a term of three years. The collective bargaining agreements with the Screen Actors Guild and Directors Guild of America were each successfully renegotiated and became effective as of July 1, 2002 for a term of three years. Many productions also employ members of a number of other unions, including, without limitation, the International Alliance of Theatrical and Stage Employees, the Teamsters and the Alliance of Canadian Cinema, Television and Radio Artists. A strike by one or more of the unions that provide personnel essential to the production of motion pictures or television programs could delay or halt our ongoing production activities. Such a halt or delay, depending on the length of time, could cause a delay or interruption in our release of new motion pictures and television programs, which could have a material adverse effect on our business, results of operations or financial condition.

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

During the year ended August 31, 2004, the Company derived approximately 83% of its revenues in U.S. funds, as compared to 82% and 64% for the years ended August 31, 2003 and 2002, respectively. The Company estimates its obligations payable in U.S. funds and converts all U.S. funds in excess of these obligations into Canadian currency as they are received.

From time to time we may experience currency exposure on distribution and production revenues and expense from foreign countries, which could have a material adverse effect on our business, results of operations and financial condition.

Failure to maintain effective internal controls could have a material adverse effect on our ability to report our financial results timely and accurately.

If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting.  Failure to achieve and maintain an effective internal control system could have a material adverse effect on our ability to report our financial results timely and accurately, which would impact the ease of our access to the capital markets.

Failure to manage future growth may adversely affect our business.

We are subject to risks associated with possible acquisitions, business combinations, or joint ventures.

From time to time we engage in discussions and activities with respect to possible acquisitions, business combinations, or joint ventures intended to complement or expand our business.  We may not realize the anticipated benefit from any of the transactions we pursue.  Regardless of whether we consummate any such transaction as well as the integration of the acquired business could require us to incur significant costs and cause diversion of management's time and resources.  Any such transaction could also result in impairment of goodwill and other intangibles, development write-offs and other related expenses.  Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Our success depends on external factors in the motion picture and television industry.

The business of producing and distributing film and television programming is highly competitive and involves a substantial degree of risk. Revenues derived from the production and distribution of film and television programming depend primarily upon acceptance by the public, which is difficult to predict. Each film and television program is an individual artistic work, and unpredictable audience reactions primarily determine commercial success. Generally, the popularity of our programs depends on many factors, including the critical acclaim they receive, the actors and other key talent, their genre and their specific subject matter. The commercial success of our programs also depends upon the quality and acceptance of programs that our competitors release into the marketplace, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other factors, many of which we do not control and all of which may change. We cannot predict the future effects of these factors with certainty, any of which factors could have a material adverse effect on our business, results of operations and financial condition. Some or all of our proprietary film and television programs may not be commercially successful, resulting in the Company's failure to realize its anticipated profits or recover its investment.

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

We distribute our film and television programming outside the United States and Canada through third party licensees and derive revenues from these sources. As a result, our business is subject to certain risks inherent in international business, many of which are beyond our control. These risks include: changes in local regulatory requirements (including restrictions on content), changes in the laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes), differing degrees of protection for intellectual property, instability of foreign economies and governments, cultural barriers, and wars and acts of terrorism. Any of these factors could have a material adverse effect on our business, results of operations or financial condition.

We could lose certain benefits by failing to meet certain government incentive programs.

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

Our business involves risks of liability claims for media content, which could adversely affect our business, results of operations and financial condition.

As a distributor of media content, we may face potential liability for:  defamation, invasion of privacy, copyright or trademark infringement, and other claims based on the nature and content of the materials distributed.  These types of claims have been brought, sometimes successfully, against producers and distributors of media content.  Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse affect on our business, results of operations and financial condition.

ITEM 4.

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

Our head office and production/distribution facility is located at 124 Merton Street, Suite 407, Toronto, Ontario CANADA M4S 2Z2, and our registered office is located at the same address.  Our telephone number is (416) 486-0377 and facsimile number is (416) 486-6141.  The contact person is Mara Di Pasquale, Chief Financial Officer and Chief Operating Officer. Our agent for service in the U.S. is National Registered Agents, Inc., 1090 Vermont Avenue, NW, Suite 910, Washington, D.C. 20005.

We were incorporated as Vidatron Enterprises Ltd. under the laws of British Columbia on October 22, 1986.  By resolution dated July 14, 1999, we changed our name to "Peace Arch Entertainment Group Inc.".

Under the Company Act (British Columbia), by special resolution dated February 11, 2004, our share capital was reorganized by altering the Memorandum and Articles to eliminate the distinction between Class A Multiple Voting Shares without par value and Class B Subordinate Voting Shares without par value and designating such shares as Common Shares without par value each having one vote.  Each Class A Multiple Voting Share was exchanged for one new Common Share and one Class B Subordinate Voting Share was exchanged for one new Common Share.  The reclassification was implemented to simplify the Company's share capital.  Our Common Shares began trading on the TSX and AMEX on March 16, 2004 under the trading symbol PAE.

Under the Company Act (British Columbia), by special resolution dated February 11, 2004, the Company was authorized by the shareholders to alter the Company's Articles by deleting Article 29 "Restrictions on the Issue and Transfer of Shares" resulting in our authorized share capital being 200,000,000 common shares with no par value as well as 25,000,000 preferred shares with no par value.

By special resolution dated February 11, 2004, the Company was authorized by the shareholders to make application to the British Columbia Registrar of Companies for authorization to permit the Company to apply for a certificate of continuance under the Business Corporations Act (Ontario) "OBCA" and authorized to make application to the Director under section 180 of the OBCA for a certificate of continuance continuing the Company under the OBCA.  These applications were accepted and PAE became an Ontario corporation on September 1, 2004.  Under the Articles of Continuance the Company's authorized share capital was changed to an unlimited amount of Common Shares with no par value and an unlimited amount of Preference Shares with no par value.

PAE is a Canadian company operating with offices in three countries;

  Peace Arch Motion Pictures Inc. ("PAMP"), (formerly GFT Entertainment Inc.), based in Toronto, Canada, focuses on the development, financing and production of feature films, the distribution of those films in Canada.  The name change became effective September 1, 2004.

  The Eyes Project Development Corp. ("TEPD"), based in Vancouver, Canada, develops and produces television series and documentary programming directed primarily to North American audiences that are reformatted to serve the international marketplace.  This unit continues to develop and produce new television series programming for the Company within this "lifestyle" niche.

  Peace Arch LA, Inc. ("PALA"), based in Los Angeles, was formed in May 2004 to focus on the development, financing and production of feature films and the distribution of those films in the United States.

  Peace Arch Films Ltd. ("PAF") based in London, England, focuses on the distribution of the Company's feature films and selected films by other producers outside North America.

Recent Developments

Acquisition and Financing Transactions

During the year ended August 31, 2003, we consummated a series of transactions referred to collectively as the "Acquisition and Financing Transactions" as described below.

Asset Acquisition: In January 2003 the Company acquired a portfolio of assets owned and controlled by CPC Communications Inc. ("CPC") of Toronto, Canada, and/or its subsidiaries for $2.5 million, the consideration being the issuance of 8,333,333 of our Class B Subordinate Voting Shares at a price of $0.30 per share (the "Asset Acquisition").  CPC is a private company which is controlled by the family of Gary Howsam.  Mr. Howsam is a shareholder, director and officer of the Company.  The assets included "Film Production Company Assets" as defined below and certain assigned receivables of CPC, (the "Assets").

The Film Production Company Assets acquired by the Company from Greenlight Film and Television Inc. ("Greenlight") included five films held by single purpose companies that qualify as Canadian content as determined by the Canadian Radio-television and Telecommunications Commission, four of which were produced under tax treaties between Canada and the UK.  The films had aggregate Canadian budgets of approximately $22.8 million.  The five companies were wholly owned by Greenlight and their feature films are described as follows:

1.

GFT Crime Spree Films Inc. is the producer of a feature film "Crime Spree", a caper comedy starring Gerard Depardieu and Harvey Keitel, and directed by Brad Mirman.

2.

GFT Absolon Films Inc. is the producer of a feature film "Absolon", a futuristic thriller starring Christopher Lambert and Lou Diamond Philips.

3.

GFT Rough Rider Films Inc. is the producer of "Partners in Action", an action thriller starring Armand Assante and directed by Sidney J. Furie.

4.

GFT Detention Films Inc. is the producer of "Detention", an action thriller starring Dolph Lundgren and directed by Sidney J. Furie.

5.

GFT Limit Films Inc. is the producer of "The Limit", a suspense film starring Lauren Bacall and Claire Forlani and directed by Lewin Webb.

The above single purpose production companies (collectively the "Prodcos") own majority copyright and certain residual rights to the above noted feature films.  Prior to closing of the Asset Acquisition, CPC had agreed to transfer 100% of the shares of the Prodcos to PAMP, and upon closing of the Asset Acquisition the Company acquired 100% of the shares of PAMP.

Debt Restructuring: During the year ended August 31, 2002, the Company entered into an agreement with FremantleMedia Enterprises Limited ("Fremantle"), an existing trade creditor, whereby Fremantle agreed to exchange its trade payable balance of $7,783,000 for a term loan secured by a charge on the assets of the Company and a secured interest in certain copyrights to productions. The term loan note bore interest at 10% per annum and was intended to mature on June 30, 2004. Subsequent to August 31, 2002, the Company failed to make scheduled principal repayment of $500,000 and interest owing.

Effective January 30, 2003, the Company and Fremantle agreed to restructure the remaining $7,580,000 of the term loan due to Fremantle. Fremantle agreed that the revised source of debt repayments and security would be restricted to the business assets and undertakings of the Company as they existed immediately prior to the Asset Acquisition (collectively, the pre-existing assets). The new debt had no fixed repayment dates. Interest, which continued to accrue at 10% per annum, and principal were payable from the income streams of the pre-existing assets, subject to priority interests. The revised terms also excluded a previous right of prepayment by the Company of all outstanding amounts.

Under the original Fremantle debt agreement, the $7.58 million debt had scheduled repayment dates along with monthly payment of interest calculated at 10% per annum.  Under the revised debt agreement, repayment of the debt and payment of the interest is limited to the net cash flows from the assets and undertaking (the "Net Assets") of the business as at January 30, 2003.  The Net Assets have been transferred to a wholly owned subsidiary of the Company (the "Subsidiary") to which payment and security is limited.  The Subsidiary assumed the debt as consideration for the Net Assets.  There are no scheduled repayment dates and there is no maturity date.  Based on the Company's cash flow projections, the Net Assets would not have generated sufficient cash flow to repay the debt in full and based on the new agreements the debt is limited to the fair value of the Net Assets.  The present value of future cash flow repayments of the debt had been reduced by over 10% and thus constituted a modification of the debt under Canadian GAAP for the year ended August 31, 2003.  The debt restructuring is considered to be a troubled debt restructuring under U.S. GAAP in accordance with FAS 15 and, accordingly, the gain will only be recognized when realized upon issuance of the variable number of shares issuable in settlement of its obligation.

Pursuant to the Debt Repayment Agreement dated January 30, 2003, the Company also agreed that if any amount of the Fremantle debt, including unpaid interest, remains outstanding as of December 31, 2004, Fremantle will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the Company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share.  As of December 31, 2004, $9,034,000 of the Fremantle debt, including unpaid interest remained outstanding.  As of February 25, 2005, Fremantle has not elected to convert the debt into Common Shares.

For U.S. GAAP purposes, the gain has not been recognized.  The debt restructuring is considered to be a troubled debt restructuring under U.S. GAAP in accordance with FAS 15 and, accordingly, the gain will only be recognized when realized upon issuance of the variable number of shares issuable in settlement of its obligation.  For U.S. reporting purposes the final determination of the gain will occur once Fremantle determines its course of action under the terms of the conversion instrument.

Release and Reconstitution of Loan Guarantee:  During the year ended August 31, 2001, the Company guaranteed a loan due to Comerica Bank-California ("Comerica") to a maximum of US$2,075,000 on behalf of a co-production partner. During the year ended August 31, 2002, the co-production partner defaulted on its loan payments. As at August 31, 2002, the amount of the outstanding related debt was $1,675,000 (US$1,075,000) and the Company recognized its obligation as debt and a receivable due from the co-producer. The receivable was written off at August 31, 2002.

During the year ended August 31, 2003, the Company entered into a Release and Reconstitution Agreement with Comerica which restructured the terms of the loan guarantee. Repayment of the loan is restricted to the ultimate proceeds of specific exploitation rights secured under the original loan agreement and, subject to Fremantle's priority interests to the pre-existing assets.  Based on the Company's cash flow projections, the Company does not believe that the revenue streams will be sufficient to repay the obligation and therefore under Canadian GAAP has recorded a gain on modification of debt.

If any amount of the Comerica liability remains outstanding as of December 31, 2005, Comerica will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the Company at a deemed price of $5.00 per share.  For U.S. GAAP purposes, the gain on Comerica's loan guarantee will not be recognized until such time a final determination is made by Comerica commencing on December 31, 2005. The Company has recorded the financial instrument as an obligation and not as equity.

Gain on Modification of Debt:  The gain on modification of debt recognized for Canadian GAAP purposes in the year ended August 31, 2003 comprises the following in thousands of dollars:

	Fremantle $	Comerica $	Total $

Carrying amount of the debt before modification	7,580	1,675	9,255
Fair value of debt after modification	(3,274)	-	(3,274)

	4,306	1,675	5,981

Fair value of the obligation to issue shares under the conversion instruments			(2,887)

Gain			3,094

Conversion Instruments:  As described, and in conjunction with the above, on January 30, 2003, the Company issued a conversion instrument to Fremantle which permits Fremantle to convert the amount of its outstanding debt including unpaid accrued interest at December 31, 2004, if any, into Common Shares of the Company for a period of 90 days commencing on December 31, 2004.

The conversion price will be the lower of either (a) $5.00 per share or (b) the average closing price of the Common Shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share. Pursuant to the conversion instrument, 2,527,000 Common Shares, which represent the number of shares that could be issued for the principal amount of debt of $7,580,000, have been reserved for issuance.  In addition to the reserved shares, the Company will need to provide an additional 626,814 Common Shares for interest.

As described, and in conjunction with the above, on January 30, 2003, the Company issued a conversion instrument to Comerica which permits Comerica to convert the amount of its outstanding loan at December 31, 2005, if any, into Common Shares of the Company for a period of 90 days commencing on December 31, 2005 at a price of $5.00 per share.

Pursuant to the conversion instrument, 336,000 Common Shares, which represent the number of shares that could be issued for the obligation of US$1,075,000, had previously been reserved for issuance.

On June 25, 2004, the Company voluntarily issued 3,489,814 Common Shares of the Company to Peace Arch Project Development Corp. ("PAPDC ") in consideration for PAPDC agreeing to assume the obligation to issue the Common Shares of the Company to Fremantle and Comerica (collectively, the Lenders) should the Lenders eventually opt to call upon those shares in settlement of the PAPDC obligations. A director, officer and shareholder of the Company serve s as an escrow agent to hold and direct the shares as appropriate to the Lenders and/or PAPDC upon the Lenders' decision to convert the obligations to Common Shares of the Company.

Although owned by a third party, for accounting purposes, the Company continues to reflect the obligation to issue shares as a liability because of the Company's and its related parties' continued involvement with PAPDC.   Accordingly, the shares have been considered to be issued in escrow or in trust to settle the Company's future obligations.

Peace Arch Project Development Corp. – Reorganization:  Pursuant to the reorganization, the Company's wholly owned subsidiary, PAPDC, became the owner of substantially all the assets and business (collectively, the pre-existing assets) that the Company owned immediately prior to undertaking its business combination through the acquisition of GFT Entertainment Inc. portfolio of assets on January 30, 2003. The pre-existing assets consisted principally of accounts and loans receivable, film and television rights, and all shares and other securities (including intercompany loans) held by the Company in its subsidiaries existing at January 30, 2003 as more fully described in note 11 of the financial statements.

At the same time, PAPDC and its subsidiaries directly or indirectly were assigned substantially all the pre-existing debts and liabilities of the Company, including the Company's indebtedness to Fremantle and Comerica. The pre-existing assets and liabilities were disposed of at their carrying value to the wholly owned subsidiary PAPDC. Subsequent to this reorganization, in August, 2003, the Company sold all of its shares of PAPDC for nominal consideration.

On the same date, the Company entered into a Sales Agency Agreement with PAPDC, its subsidiaries and the third party purchaser, under which the Company retained worldwide distribution rights for all of the films and television programming rights owned by PAPDC and its subsidiaries. Under the agency arrangement, the Company recovers its direct costs of distribution from gross exploitation receipts on such rights and earns a commission at varying rates (up to a maximum of 30%) of the remaining gross receipts.

The purchaser of the subsidiary (parent of the subsidiary subsequent to disposition by PAE) is entitled to retain 10% of the commission balance remaining as the purchaser's income and the remaining receipts are paid to PAPDC and its subsidiaries. PAPDC remits the remaining receipts to Fremantle as repayment of debt PAPDC assumed.

Continuing Obligation and Fair Value of the Obligation to Issue Shares under the Conversion Instruments :  The Company continued to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica under the Conversion Rights Certificates (the conversion instruments) issued by the Company to each of them.  PAPDC assumed the liability for the debt owing to Fremantle and Comerica.  Fremantle and Comerica released PAE from its' debt and guarantee obligation, but the Company remained contingently obligated to issue shares for the variable portion of the debt and guarantee obligation not satisfied by the Net Assets. The fair value of the debt is limited to the fair value of the Net Assets , therefore, the Company valued its obligation to issue shares for the contingent value of the debt not satisfied by the Net Assets.

As at August 31, 2003 the estimated fair value of the obligation to issue shares under the conversion instruments of Cdn $2,887,000 was based on the expected shortfall between the principal debt plus all interest accrued at the time on the loans and the fair value of the Net Assets.   The fair value of this obligation is a result of the number of shares estimated to be required to settle the Company's contingent obligation multiplied by management's estimate of the share price at the time of settlemen t.  The estimate of the share price was based on average share price and trading volume of Peace Arch Entertainment Group Inc. as of August 31, 2003.

In classifying this obligation in our financial statements the Company follows, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("FAS 150") issued in May 2003.  FAS 150 requires that an issuer classify certain financial instruments as a liability because that financial instrument embodies an obligation of the issuer.  The remaining provisions of FAS 150 expand the definition of a liability to encompass certain obligations that a reporting entity can or must settle by issuing its own equity, depending on the nature of the relationship between the holder and the issuer.  The obligation to issue shares has been recorded in the financial statements as an obligation and not equity.

Adoption of FIN 46(R)

Effective August 31, 2004, the company was required to adopt Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities", ("FIN 46").  FIN 46 expands upon and strengthens existing accounting guidance that addresses when a company should consolidate in its financial statements the assets, liabilities and operating results of another entity.  Under previous guidance, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interest.  FIN No. 46 requires a variable interest entity ("VIE") to be consolidated by a company if that company is the ‘primary beneficiary" of that entity.  An entity is a VIE if, among other things, it has equity investors that do not absorb the expected losses or receive the expected returns of the entity.  The primary beneficiary is subject to a majority of the risk of loss from the VIE's activities, or is entitled to receive a majority of the VIE's residual returns, or both.

Under the guidelines of FIN 46, the Company is required to consolidate the assets, liabilities and operating results of PAPDC.  As described above, PAPDC is the owner of the Company's assets and business in existence prior to the reorganization and rationalization of its assets, operations and subsidiaries.  Following the sale of PAPDC to a third party, as described above, the Company continued to have a variable obligation to issue shares in settlement of the loans to Fremantle and Comerica which has been valued at $2,887,000.  We have determined that the Company has the majority of expected losses that could arise from the variability of the fair value of PAPDC.  Under the rules governing FIN 46, the Company is considered the primary beneficiary of PAPDC and consequently is required to consolidate PAPDC on a prospective basis effective August 31, 2004 (as further discussed in note 25(vi), notes to the consolidated financial statements.)

B.            BUSINESS OVERVIEW

GENERAL

Peace Arch Entertainment Group Inc. ("P AE") is a vertically integrated company that develops, finances, produces and distributes high-quality, proprietary film and television programming for the North American and international marketplace. We also provide production services for third party producers in return for a service fee.  Over the past three years PAE has shifted its focus from producing films and television programming developed by other parties for a service fee to developing and producing our own property keeping as much of the property's future value as possible through the ownership in the distribution rights of the program. PAE will continue to produce third party developed programming in exchange for a contracted fee.

The principal activities of producing our own property consist of development, production and distribution.

The Company can be involved in all aspects of a program from a program's development to the worldwide distribution. The Company obtains program distribution rights through the acquisition of specific territorial distribution rights from third party producers or by being involved in the development and production of a program and obtaining some or all of the worldwide distribution rights to the program. The Company earns revenues through the sale of these distribution rights worldwide.

Cost of producing a program is usually financed through a combination of advances from the presale of exploitation rights to buyers, government incentives and the sale of equity interest in the production. As the cost of production is normally incurred prior to the receipts of the program, the Company borrows from financial institutions to assist in the financing of a program's costs. The loans are usually provided by the financial institutions on a program by program basis with the program's unsold territories in distribution and the entitlement to program's Canadian tax incentives provided to the financial institutions as security.   All such financing is completed prior to commencement of production.  Sometimes, a group of productions will be financed collectively and security pledged in these circumstances may be cross collateralized.

The distribution activity is an integral factor in the support of the financial success of the film. Distribution involves the exploitation of motion pictures in a variety of distribution platforms (including theatrical exhibition, home entertainment, television and ancillary markets) on a territory by territory basis through third parties.

PAE focuses its proprietary production on feature films and lifestyle programming for television. PAE and its subsidiaries and related companies have historically produced English-language feature films that are intended primarily for the global video/DVD, television and international theatrical markets. We have concentrated our television production activities on the development and production of documentary and lifestyle programming for broadcast and cable lifestyle specialty channels.

In early 2003 a U.K. subsidiary, PAF was formed for the purpose of selling our product in the worldwide market.

Exploitation of PAE's distribution rights are carried out by PAE in Canadian and U.S. markets.

The Company attempts to secure third party financing for all of its films and television programming prior to the production stage, thereby limiting the Company's financial risk to any single production, and preserving working capital for business operations and development activities.

PAE continues to move towards developing internal expertise integrating various processes such as development, production, marketing and distribution enabling us to reap benefits and drive results in every stage of the feature film product cycle.

A discussion of the primary activities of our production revenue generating activity as follows:

Development

Development is the initial stage in the creation of a film or television production.  It is the process by which ideas, concepts, stories, articles, plays, books and draft screenplays become final shooting scripts ready for production.  PAE receives hundreds of submissions of such material every year, usually in the form of draft screenplays submitted by talent agencies on behalf of their writer and/or director clients or by other producers who began the development process themselves and are seeking the Company's production, financing and sales expertise.  On many occasions those screenplays are accompanied by "attachments", typically a director or star who is committed to working on the picture if it is produced.

From those projects submitted to PAE, senior management typically selects a small number that are engaging on a creative level and seem likely to have sufficient market appeal to justify their anticipated production and marketing costs.  Prior to making that determination, PAE will often solicit the opinions of potential co-production partners, co-financiers and distributors.  We spend very little on project development before a director, stars and viable financing plan have been identified.

Production

Once we have approved a project for development, identified the probable sources of production financing and determined that we are likely to satisfy the multitude of conditions precedent to receiving that production financing, we then begin or complete the process of "packaging" the film.  In general, this means engaging a director and lead actors who satisfy the creative requirements of the film and meet the assumptions that underpin our financing plan.  This packaging phase usually requires the submission of the script and an accompanying offer of employment to the agents and managers of highly regarded "bankable" talent.  Peace Arch has excellent working relationships with most of the major talent agencies and management companies in the film industry, which facilitates this phase of the production process.

Only after the requisite package is assembled do we commence active "pre-production" of a picture.  During the pre-production phase (which usually lasts from six to twelve weeks on most of our pictures) we finalize the project's script, budget and schedule, select our shooting locations, engage the additional cast, technicians, laborers, equipment and facilities needed to physically create the picture, obtain customary production insurance and a completion bond for the picture and endeavor to close all of the financing transactions needed to fund the entire cost of producing the film.  In most cases, our production financing closes after the completion of pre-production and during the early stages of the next phase of the process, production.

Production (sometimes called "principal photography") of proprietary film and television programming can involve over 150 people per production who are hired either as employees or independent contractors.  For our documentary and lifestyle productions our production team is smaller and many functions are performed using in-house resources.  We form a wholly owned production company for each production that retains the necessary employees and contractors.  Even in the case of co-productions (where we often contractually share approvals and controls), on every film we produce a member of the senior management of the company directly oversees the day to day activities of the production company.

Our productions generally require extensive studio and on-location filming or taping, special visual effects, music scoring, editing and post-production finishing.  The principal photography phase for most of our pictures lasts from six to ten weeks.  Post production, including the creation of the film, sound and video materials we are obligated to deliver to our distributors, usually takes from twelve to twenty-two weeks.  Our crews undertake many of these activities using facilities and equipment that we own or rent.  Other key activities, including sound mixing and post-production finishing, are subcontracted to companies that specialize in these areas.

The average length of time from our decision to commence pre-production of a feature film until delivery of that film to most of our distributors (thereby triggering their obligation to pay their license fees) is usually between nine and twelve months.

In fiscal 2004 we had one feature film in production and delivered seven feature films all of which we own wholly or partly.  We also acquired two feature films.  The feature films delivered are listed below:

1.

"Direct Action", starring Dolph Lundgren, Directed by Sidney J. Furie. This action-packed thriller was filmed in Hamilton, Ontario during the summer of 2003.

2.

"Belly of the Beast", a thriller starring Steven Seagal and directed by Tony Tung Yee Ching.

3.

"The Keeper", a suspense thriller starring Dennis Hopper and Asia Argento and directed by Paul Lynch.

4.

"Hollywood Flies", a road movie starring Brad Renfro, Vinnie Jones and Casper Van Dien, directed by Fabio Segatori.

5.

"Good Shepherd", a drama, starring Christian Slater and Molly Parker, directed by Lewin Webb.

6.

"Avalanche", an environmental thriller starring Andrew Lee Potts, directed by Mark Roper.

7.

"Volcano", an environmental thriller starring Marnie Alton, directed by Mark Roper.

At the end of fiscal 2004 we were awaiting delivery of the following two feature films for which we purchased the exploitation rights:

1.

"Shadows in the Sun", a romantic drama starring Harvey Keitel, Joshua Jackson, Claire Forlani, and Giancarlo Giannini, directed by Brad Mirman.

2.

"American Soldiers", an action film starring Curtis Morgan, directed by Sidney J. Furie.

In fiscal 2004, the Company produced and delivered thirteen episodes of programming and one documentary all of which we own as listed below:

1.

"Campus Vets", 13 half hours

2.

"Prisoners of Age",  1 hour documentary

And had two television lifestyle series in production as listed below:

1.

"Campus Vets (Series II)", 13 half hours

2.

"Love it or Lose it!",  Half hour pilot for 13 part series

Our library contains the feature film titles:

1.

  "Crime Spree", a caper comedy starring Gerard Depardieu and Harvey Keitel, and directed by Brad Mirman.

2.

"Absolon", a futuristic thriller starring Christopher Lambert and Lou Diamond Philips.

3.

"Partners in Action", an action thriller starring Armand Assante and directed by Sidney J. Furie.

4.

"Detention", an action thriller starring Dolph Lundgren and directed by Sidney J. Furie.

5.

"The Limit", a suspense film starring Lauren Bacall and Claire Forlani and directed by Lewin Webb.

Financing of Production

We usually finance our feature film productions through single picture bank loans and government supported funding such as transferable tax credits, sale/leasebacks, tax driven "equity" funds and direct government subsidies. Many of our films are produced pursuant to international co-production treaties which provide government support inside and outside Canada and assist in securing presales to local distributors as collateral for our production loans.

Though nearly all of our production financing is ultimately provided by third parties, we are often required to interim finance (typically for two to four months) a portion of our pictures' costs prior to financial closing.  Historically, we have funded these interim costs through our own resources and third party bridge loans.  As the size of our pictures increases, however, we expect our pre-closing cash flow requirements to increase as well.  Furthermore, bridge loans are always expensive and frequently unreliable.  Consequently, we are actively seeking alternative sources of interim financing for our pre-closing production costs.

Nonetheless, concluding these complex financing transactions is a time consuming process during which the production of the picture of necessity must move forward.  Consequently, significant sums must frequently be spent on the production of a picture before its production loan can be closed.  Peace Arch currently relies on short term borrowings from private parties to fund much of our "pre-closing" production expenditures.

Marketing and Distribution

In 2001 and 2002, the Company was experiencing a downturn which threatened continued forward operations.  The Company had some foreign international sales in 2001 related to the original financing of the television series that did not attract commissions. The Company did not have any foreign international sales in 2002. The Company did not have its own international sales divisions or sales agents active in after market sales. The Company was actively downsizing its operations.   As our involvement with feature films increased in early 2003, the need arose for international distribution and since the Company did not have an internal international sales entity, the Company entered into arrangements with sub distributors and sales agents.  At the same time the Company embarked on establishing an international sales team.

In fiscal 2003, the internal international sales division was in its start up phase with minimal sales. For fiscal 2004, the sales division was in its first full year of operations.

Strategically, the Company decided to bring the international sales function in-house since the trend expected from this strategy is increased international sales.  The opportunity to improve our profitability may result from this strategy as we would keep the sales commission otherwise paid to outside sub distributors and sales agents.  Such foreign sales agent fees range between 10 to 35%.  The costs to such a strategy are direct costs of maintaining a sales operation and the costs of marketing and distributing the films we sell.  We intend to manage this business to ensure that these costs will not exceed the benefits.  An international sales team can also have additional intrinsic values difficult to monetize.  The UK international operation aids the Company in vertically integrating its activity by providing the production division input on what the current market conditions and appetite for certain types of product.

The sales division that has been assembled has experience in international distribution. We participate annually with a sales office at two major film markets (American Film Market and Cannes).  We also attend many film festivals throughout the world including Sundance, the Toronto Film Festival and others.   We license distribution rights internationally in various media such on either an individual rights basis or grouped in combinations of rights.  We license these rights either on a picture-by-picture basis or occasionally pursuant to output arrangements.

For the year ended August 31, 2004, these included: Canada, United Kingdom, United States, France, Netherlands, Hong Kong, and Italy.  For the year ended August 31, 2004, in excess of 83% of the Company's revenues and receivables were generated from export sales internationally, as compared to 80% for the year ended August 31, 2003.

This table shows the breakdown of our total revenues during our past three fiscal years by our principal activities of production and providing production services as well as a breakdown of revenue by geographic markets:

	Year Ended August 31,
	2004	2003	2002
	(Canadian dollars in millions)
Revenues by Activity
Proprietary programming	17.7	20.8	2.8
Production services	3.5	0.3	3.6
Other	-	0.4	0.1

Revenues by Geographic Market
Canada	3.4	4.7	2.4
U.S.	6.5	8.1	4.1
Europe and other markets	11.3	8.7	0.0

Strategies

We are a Canadian entertainment company and are striving to grow our infrastructure, deliver positive results and maintain short and long term financial stability.  We have three strategies: i) improving financial strength; ii) disciplined execution; and (iii) strategic growth.

i)   Improving Financial Strength .  We continue to look for various alternatives to improve our financial strength and explore alter native financing arrangements such as corporate debt and equity.

ii)  Manage financial risk while pursuing growth strategies .  Our success depends on our ability to finance growth. Adequate financing provides the flexibility to make appropriate investments in the future. We will continue to manage the financial risk of film and television programming production by ensuring that these new productions are fully financed from distribution minimum guarantees, pre-sales of certain distribution rights, tax credits and bank financing, the security for which is limited to the future cash flows from the film program. The decision to whether to "greenlight," or proceed with a production involves the input of various disciplines within the Company; creative, sales group, finance and legal.  Generally the production division presents projects to a committee comprising operational, sales and finance where both the artistic, commercial and financial viability is discussed reviewing entire proposal.  The sales distribution group prepares revenue estimates based on their assessment of the project and current market conditions.   Once the various input is reviewed an assessment is made determining if it's worth pursuing the production given the risk of a production against its potential for financial success.

iii)   Strategic Growth

a)

Develop Proprietary Rights for Library Growth . We will continue to direct our business towards the retention of rights in film and television programming. Ownership of distribution rights in film and television programming will provide a source of future cash flows thereby establishing value to a library of film distribution rights.  At the expiration of the license period these rights will revert to us to be resold in the territory for another limited period of time. We believe this cycle of sale and reversion of rights to us at the expiration of a license period will continue providing a long-term source of cash flow.  Library revenue is defined as revenue earned after the first cycle of sales which generally includes theatrical revenue, the first six months of video sales, the first pay television contract and the minimum guarantees from the first international sales, depending in which media exploitation occurs in.

b)

Build up an International Distribution Infrastructure .  We distribute our in house productions and third party acquisitions to the international marketplace on a territory by territory basis through third parties.  We market and distribute our proprietary film and television programming and acquisitions under arrangements with worldwide distributors. We also market and distribute titles directly to existing pay and free television, home video and other markets. We typically directly distribute our programming in North America.  We believe that representing our own product assures us meaningful control over the manner of presentation as well as providing invaluable input as to market perceptions at the development phase of programming.

c)

Develop Relationships

(i)

                    Access Key Relationships.  We believe that our relationships with domestic and international broadcasters, distributors, financing sources and creative talent are important to the successful expansion of our proprietary motion picture and television business.

(ii)

U.S. and International Broadcasters and Distributors.  We have produced our programming in association with a variety of U.S. and international broadcasters and distributors including Blockbuster, Hallmark Entertainment Network, MGM, Nu Image, USA Network's Sci-Fi Channel, Telemunchen, TFI, Columbia Tri-Star, MTV and Showtime Networks.  The Company will continue to develop relationships with U.S. and international broadcasters and distributors.

In May 2004, we concluded an agreement with Showtime Networks Inc. ("Showtime"), a subsidiary of Viacom Inc. to co-finance and distribute a slate of motion pictures which PAE retains Canad ian and international rights, and Showtime will retain the US distribution rights (as more fully describe in Item 5 Operating and Financial Review and Prospects).  The Company established a subsidiary in the Los Angeles, California to focus on actively pursuing better US distributor relationships and opening a dialogue with the US trade publications to help create greater awareness of the Company and its projects.

(iii)

Canadian Domestic Broadcasters.  We have a long-standing relationship with the Canadian broadcast community, including Alliance Atlantis Communications, CHUM-City, CTV, Global, Life

Network Inc., Knowledge Network and The Family Channel.  Alliance Atlantis Communications has licensed rights to all of the Company's current motion pictures in Canada.

Industry Overview

The Feature Film and Television Production Industry

The feature film production and distribution industry is traditionally divided into two segments called "studios" and "independents".  The studios are a small group of vertically integrated, multinational enterprises that develop, finance, produce, market and distribute their own productions and those of certain affiliated producers to mass audiences throughout the world.  All other production companies and distributors are independents.

PAE is an independent production company.  Independent production companies typically develop, finance and produce their own films, then license their distribution rights to U.S., Canadian and international distributors (who are either studios or independents themselves).  Those distributors usually pay the production company a negotiated license fee and a share of the profits the distributor earns by exploiting the film in the distributor's licensed territory and media, which may include any or all of the following:

  theatrical exhibition, i.e. screenings in theatres to a paying audience (sometimes called "box office");

  "non-theatrical" exhibition, which includes airlines, hotels, universities and military installations;

  home video, specifically rentals and sales of videocassettes and DVD's;

  pay television, which includes pay per view and subscription services carried by cable or satellite;

  free television, including network television, basic cable television and television syndication; and

  ancillary media such as soundtrack albums, music publishing and merchandising.

Generally, Canadian independent production companies are able to produce at a lower cost because of access to higher levels of government financing incentive.

The Current Market

The feature film production and distribution industry is currently in a period of growth.  North American box office reached its second highest level ever in 2003, with 2004 progressing at an even more expansive rate.  Over the next few years refurbished cinemas, new screens and digital projection are expected to expand the theatrical market throughout Europe, Asia and Latin America.  Worldwide home video receipts are greater than they ever have been due to the rapid acceptance of DVD technology throughout the industrialized world.  Television income continues to provide a significant, predictable source of revenue for a wide variety of feature films.  Broadband distribution and video on demand are still in their infancy, and underserved markets like China are expected to someday provide significant new revenues for English language films.  In short, there is a strong demand for commercial motion pictures in all markets that is likely to continue for the foreseeable future.

North American Markets

North America is the single largest market for independent films, historically accounting for between 30% and 70% of a film's total revenues.  Independent production companies generally attempt to license their films for theatrical exhibition to a studio (i.e. Warner Brothers, Columbia, Paramount, Fox, Universal, Disney, Dreamworks and

MGM), studio specialty division (Warner Independent, Universal Focus, Paramount Classics, Fox Searchlight, Sony Classics, Screen Gems, TriStar, New Line, Fine Line, Miramax and Dimension) or independent distributor like Lions Gate and Newmarket in the U.S and Alliance Atlantis in Canada.  In those cases where an independent film is licensed for theatrical distribution, video and television rights are typically licensed to that distributor or a related company as well in order to support the cost of marketing and releasing the film theatrically.

After a film is released in theaters, it is typically then released on pay-per-view television and for sale or rental on videocassettes and DVD's (primarily through studio video distribution subsidiaries or by being licensed directly to a large video retailer like Blockbuster), followed by exhibition on pay television (by companies like HBO, Showtime or Starz!), basic cable (USA Networks, Lifetime, The Family Channel, FX, Sci-Fi, TNT and TBS in the U.S. and TMN, Super Ecran, Movie Central (formerly Super Channel), Channel D and Showcase in Canada) and/or network television (including NBC, CBS, ABC, Fox, UPN and WB in the U.S. and CBC, CTV and the Global Television Network in Canada) and finally through syndicated television sales.  Many independent films bypass the theatrical window entirely and are instead licensed directly to one or more of these video and television companies.

The typical "windows" of exploitation (i.e. the periods in which a film may be exploited exclusively in a given medium) are usually measured from a films first release in theaters, as follows:

Typical Film Release Windows

Theatrical

Home Video

    3-6 Months following theatrical release

Pay-per-View

    4-8 Months following theatrical release

Pay television

  9-12 Months following theatrical release

Basic cable/Network television

13-24 Months following theatrical release

In general, if a film is not released theatrically in the United States and is instead first released on domestic home video, television exploitation does not commence until four to eight months after the video release.  Thereafter, the same general release patterns indicated above typically apply.  If a film premieres on United States pay television, the pay television service is typically licensed for a four to six week exclusive airing period.  The license generally will provide for limited airings made up of five to eight exhibition days with multiple airings permitted on each exhibition day.  The provisions of the license also usually provide for the pay television service to receive subsequent airing periods following a period in which the film can be released on video or sometimes even theatrically and a period during which the film may be broadcast on free television.

International Markets

Outside North America, Europe is the dominant market for independent films followed by the Asia/Pacific region and Latin America.  The international market is structured similarly to the North American model.  The studios and their subsidiaries acquire distribution rights across multiple territories and media where they distribute either directly or through controlled or affiliated companies.  Most territories also support a variety of successful independent distributors and broadcasters who may acquire some or all of a film's distribution rights for their home territory and sometime others.  As in North America, license fees are a matter of negotiation between the distributor and the producer, with a somewhat greater emphasis placed on the cost of the film, its cast and the then current economic conditions in the distributor's territory.  In addition, since a U.S. theatrical marketing campaign usually creates worldwide awareness for a motion picture, another significant pricing factor is whether or not a film is guaranteed a U.S. theatrical release.

Independent production companies typically access the international market in one of two ways.  Some independent production companies, usually those who can bring a steady supply of new films to the market each year, maintain their own international sales and marketing operations.  These proprietary sales and marketing divisions tend to afford those independent production companies a greater degree of control over the licensing of their films and the collection of license fees and profits.  They also provide the production company with an opportunity to make lucrative "output" deals in one or more territories, whether over a term of years or a specified number of films.

Other companies engage third party sales agents on a commission basis to represent an individual film.  These sales agents (based primarily in London and Los Angeles) usually have ongoing relationships with international distributors and normally represent projects from a number of producers at any given time.  On occasion, some sales agents will provide a bankable guarantee or letter of credit in favor of the producer secured by the international distribution rights to the film, at a substantial discount to their anticipated value.

Territorial sales of independent films are studied and widely reported in the industry trade papers at least twice each year, at the American Film Market ("AFM") and Cannes film markets.  Consequently, international license fees are reasonably predictable based upon a given project's budget, stars, director, likely U.S. distribution arrangements and the reputation and relationships of the film's producers.

Independent Feature Film Financing

Feature films are financed in a variety of ways.  Studios fund most of the major films released every year through operational cash flow or corporate borrowings.  This is advantageous for the studios but less so for their producers, who typically work for a fee, acquire no ownership and rarely receive a meaningful profit participation in the films they produce.  Private equity pays for the vast majority of low budget films, most of which have limited or no market appeal and fail to find distribution in any medium.  Some foreign governments finance indigenous productions in order to promote local culture, as a result of which most are never seen outside their home countries.

Most economically-driven independent production companies finance their films primarily through single picture bank loans made by a small group of lenders specializing in independent feature financing.  These loans are typically made on a picture-by-picture basis without recourse to the producer's assets other than the film itself and the revenue it generates.  Consequently, in addition to the perceived quality of the production and the reputations of the producer/borrowers, independent production lenders usually evaluate three economic criteria when determining whether or not to finance a given picture.

Pre-sales

"Pre-sales" are distribution license agreements entered into before a picture begins production.  Pre-sales generally require the distributor to pay its license fee (or "minimum guarantee") in installments tied to significant events in the production of the picture.  A deposit is usually due on signature of the pre-sale contract, with additional payments due on the start of photography, the completion of photography and delivery of the picture.

If the production lender is confident that a distributor will meet its pre-sale obligation, the lender will normally loan the producer the face value of the contract minus a reserve for interest.  If the lender is not certain a distributor is creditworthy, the lender will either require that distributor to provide a letter of credit to secure its payment obligations or lend the producer something less than the face value of the pre-sale contract.

In addition to providing collateral for a bank loan, presale contracts in one territory are highly indicative of the license fees likely to be paid by prospective distributors in other, similar territories.  This empowers some lenders to participate in a more aggressive form of production lending usually referred to as "gap financing".

Gap Financing

"Gap financing" means lending against the estimated value of a picture's unsold distribution rights.  That portion of a production loan secured solely by unsold distribution rights is normally referred to as the "gap".

The principle behind gap financing is that the value of a picture's unsold distribution rights is reasonably predictable based upon (a) the prices at which similar films have been sold in the recent past and (b) pre-sales already in place at the time the picture is being evaluated.  Lenders use widely available sales information and their own databases to formulate an opinion as to the value of the unsold rights.  They then discount that value to create a worst case scenario and provide a gap loan in an amount equal to a percentage of their worst case valuation of the picture's unsold distribution rights.

In the current lending environment banks normally limit the gap portion of production loans to the lesser of 20% of a picture's total budget and 50% of its worst case sales estimates.

Subsidies

Many foreign governments provide direct and indirect subsidies in support of their local film industries.  Direct subsidies, usually in the form of cash payments or transferable tax credits, can range from 10% to 25% of the cost of some feature films.  Some are based on content standards, requiring producers to utilize local talent and facilities in order to access the subsidies.  Others are based solely on local production expenditures, rebating to producers a portion of the sums spent in the jurisdiction providing the subsidy.  Some film production lenders have sufficient expertise in this area to lend to qualified, experienced producers a portion of the anticipated subsidies a picture is expected to generate.  Other lenders require the participation of another lender or financier with a specific expertise in the field.

Indirect subsidies take a variety of forms but usually involve a government giving tax breaks to resident taxpayers who fund all or part of a film's production costs.  Because these transactions require a high level of expertise to circumnavigate tax regulations and content requirements in a variety of jurisdictions, the production financing resulting from these tax breaks is usually made available through large funds arranged by experienced accountants, lawyers and securities broker, and is most often ancillary to (rather than collateral for) the funding provided by independent production lenders.  Nonetheless, these tax-driven funds provide a significant source of production financing for many independent production companies.

Canada's Role in the Television and Feature Film Industry

Canada's geographic proximity to the United States and shared North American values and interests have engendered close professional contacts between Canadian and U.S. studios, producers, distributors and film and television financiers.  Canada has a large pool of highly trained crews, technicians and production personnel.  Finally, with its wide-ranging topography stretching 3,400 miles from coast to coast, Canada is ideally suited for location shooting.  All of these factors have made Canada the premiere destination for internationally originated film and television productions.

Perhaps more importantly, the Canadian federal and provincial governments offer several substantial forms of direct subsidies designed to attract film and television production to Canada.  Canada is also a signatory to co-production treaties with more than 50 countries (including China, France, United Kingdom, Germany, Italy, Hungary, Israel, Mexico, New Zealand and Australia), many of whom provide similar, compatible direct film subsidies and the ability to access tax-driven production financing.  Consequently, a production that satisfies co-production treaty requirements using Canada as its hub may receive non-refundable, multi-national tax support equal to a substantial portion of its production cost and may also avail itself of significant interim financing not available to non-qualifying productions.  In addition, in certain territories qualifying co-productions may satisfy government regulations requiring minimum amounts of indigenous broadcasting content, which often results in higher license fees from distributors in the co-production territories and other treaty partners.

All of these factors have made experienced Canadian production companies highly-valued participants in the independent feature film and television production industry.

Competition

Film and television production is a highly competitive business.  Participants face competition from other companies in the entertainment industry and from many other leisure activities such as travel, sports, outdoor recreation and cultural events.  We compete with numerous suppliers of film and television programming, including the major motion picture studios, national television networks and other independent film and television production companies, many of whom are quite large and have substantial resources.

Our most direct competitors are a small handful of other well-capitalized independent production companies such as Lions Gate Films, Dreamworks Entertainment, and Miramax Films, who may have better relationships than we do with bankable creative talent and their representatives and independent distributors and potential film financing sources.  The size of these competitors and their access to financing and their track record in successfully producing large budget films has given them their dominant position in the marketplace.

Regulatory Considerations

Our status as a producer of "Canadian" programming, operating in Ontario and other provinces, makes us eligible to receive Canadian tax and business incentives.

We will continue to qualify for these tax and business incentives if, among other things, Canadians beneficially own or control a majority of the voting rights of PAE.  If Canadians fail to beneficially own or control a majority of PAE's voting rights, we could lose our eligibility for these tax and business incentives.  These tax and business incentive programs also may be amended or eliminated in the future.  The loss or elimination of these tax or business incentives might have a material adverse effect on the results of our operations and financial condition.

Canadian Content Requirements

Canadian conventional, specialty, pay and pay-per-view television services are required to devote a certain amount of their programming schedules, including prime time, to Canadian productions. Compliance with these requirements is enforced by the Canadian Radio-Television and Telecommunications Commission (''CRTC'') and failure to comply can result in fines or the loss of a license.  These requirements provide support to the market for Canadian programming, such as those we produce, as long as they qualify as Canadian programming for CRTC purposes.

Two government bodies decide what constitutes Canadian content.  The Canadian Audio-Visual Certification Office ("CAVCO") reviews the Canadian content of productions to determine their eligibility for tax credits.  The CRTC, the regulator which licenses Canadian broadcasters, determines how much of a licensee's schedule must be reserved for Canadian content.  It also reviews applications for Canadian content not eligible for tax credits at CAVCO and for productions that choose not to apply to CAVCO.

According to CAVCO and CRTC regulations, a program will qualify if it is produced by an individual Canadian producer with the involvement of individual Canadians in key creative functions, and where a substantial portion of the remuneration paid to individuals is for services provided by Canadians and processing and final preparation costs are for services provided in Canada.  A "Canadian production company" includes a Canadian company which carries on business in Canada with a Canadian business address, which is owned or controlled by Canadians and whose principal business is the production of film, videotape or live programming for distribution on television or in theatrical, industrial or educational markets.  We believe that we will continue to qualify as a "Canadian production company" for this purpose, as long as Canadian citizens or permanent residents of Canada beneficially own more than 50% of the combined voting power of our outstanding shares or if we are controlled by Canadians.

International Co-Production

Canada is a party to co-production treaties with more than 50 countries throughout the world, excluding the U.S.  Canada's co-production treaties allow for the reduction of the risks of production by permitting the pooling of creative, technical and financial resources of Canadian producers with non-Canadian producers under prescribed conditions.  Canadian co-production treaty partners include some of the following: Australia, Bulgaria, China, France, Germany, Hong Kong, Hungary, Israel, Italy, Mexico, New Zealand, and United Kingdom.  A production that qualifies as a co-production for treaty purposes is considered to be a national product in each of the participating countries and, as such, is entitled to many local advantages in each country.  More specifically, the co-production usually satisfies criteria for national certification in regard to content broadcasting regulations, government subsidies and tax benefits.  The co-producers share the copyright in the production, while the domestic distribution rights are generally owned by the respective co-producers.  Sharing of foreign revenues is based on the respective contribution of each co-producer, subject to negotiation between the co-producers and approval by the appropriate government authorities. Five of the feature films delivered during the year were produced under a Co-production Treaty.  These feature films are Belly of the Beast, Hollywood Flies, Avalanche, Volcano and The Keeper.

Industry Incentives

(a)

Refundable Income Tax Credit – Federal

Since 1995, a refundable tax credit has been available under the Income Tax Act (Canada) for eligible film and television productions undertaken by qualified Canadian corporations.  Up until November 14, 2003 the tax credit was equal to 25% of the lesser of qualified labor expenditure and 48% of eligible costs of production of a given project.  After November 14, 2003, the percentage of qualified labour expenditure for eligible productions was increased to 60%. Eligible costs of production are total production costs less any other government assistance, including any provincial refundable tax credit.  Since our labor expenditures for a production typically exceed this limitation, we are generally eligible to receive a federal tax credit equal to 15% of the eligible costs of production.  The credit is calculated on the basis of each individual production and is available only to taxable Canadian corporations which have activities that are primarily those of a Canadian film or video production business carried on through a permanent establishment in Canada and which are Canadian-controlled as determined under the Investment Canada Act.  Canadians control a corporation for purposes of the Investment Canada Act where, among other things, Canadians own and control a majority of the voting interest.  Refundable federal tax credits arising from the delivery of film and television programming in fiscal 2004 amounted to $2,96 9, 000 and in 2003 approximately $3,252,000.

(b)(i)

Refundable Income Tax Credit – Province of British Columbia

Under the terms of the current film and television provincial tax credit system under the Income Tax Act (British Columbia), the Province of British Columbia offers refundable tax credit incentives for British Columbia film productions.  The incentives as at August 31, 2004 are available at the following levels:

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

Eligible labor expenditures are limited to 48% of the total production costs, net of government assistance. The credit is calculated on the basis of each individual production and is available only to a qualified corporation having a permanent establishment in British Columbia and carrying on an eligible film or television production business through a permanent establishment in Canada.  In order to access the basic credit, the producer of the eligible production must be a British Columbia resident for tax purposes and persons domiciled in British Columbia must also control the corporation.  Refundable tax credits under the British Columbia program on account of television programming delivered in our 2004 fiscal year in the amount of approximately $271,327 and in 2003 approximately $496,000.

 (b)(ii)

Refundable Income Tax Credit – Province of Ontario

Under the terms of the current film and television provincial tax credit system under the Income Tax Act (Ontario), the Province of Ontario offers refundable tax credit incentives for Ontario film productions.  The incentives as at August 31, 2004 are available at the following levels:

  Basic incentives equal to 20% of qualified Ontario labor expenditures.

  A regional incentive equal to 10% of qualified Ontario labor expenditures for productions where principal photography occurs outside of the Greater Toronto area in Ontario.

Eligible labor expenditures are limited to 48% of the total production costs, net of government assistance. On November 14, 2003, the Province of Ontario raised the limit of eligible labor expenditures to 60% of total production costs.  The credit is calculated on the basis of each individual production and is available only to a qualified corporation having a permanent establishment in Ontario and carrying on an eligible film or television production business through a permanent establishment in Canada.  In order to access the basic credit, persons domiciled in Ontario must also control the corporation.  In addition, in order to access the basic credit, the producer of the eligible production must be an Ontario resident for tax purposes.  Refundable tax credits under the Ontario program on account of film and television programming delivered in our 2004 fiscal year in the amount of approximately $3,411,0 00 and in 2003 approximately $2,449,000.

(c)

Production Services Tax Credit

In October 1997, the Canadian Minister of Finance announced the creation of a new program to support film and video productions in Canada to encourage the production in Canada of non-Canadian content motion pictures and videos.  Effective November 1, 1997, the film and video production services tax credit ("FVPSTC") replaced the privately promoted tax shelters that were affirmatively terminated on October 31, 1997, with a tax credit for films that do not satisfy all the requirements of a Canadian-certified film or video production described above.  This program currently provides eligible production corporations engaged in an accredited production with a tax credit equal to 16% of their qualified Canadian labor expenditures for a production incurred after October 1997.    Assuming that Canadian labor expenditures generally represent approximately 50% of the total production budget, the FVPSTC may not applicant is approximately 8% of total production costs.  An eligible production corporation is a corporation that carries on a film or video production business through a permanent establishment in Canada, and that owns the copyright on an accredited production throughout the period in which it is produced in Canada or that has contracted directly with the owner of the copyright to provide production services in Canada where the owner of the copyright is not an eligible production corporation.  An accredited production is a film or video production with a production cost of not less than $1.0 million incurred during the two-year period that begins with the principal filming or taping of the production.  A production that is part of a series of two or more episodes, or that is a pilot program for such a series, also qualifies as an accredited production if the production costs of each episode incurred during a two-year period that begins with the principal filming or taping of the production exceeds $100,000 for an episode with a running time of less than 30 minutes and $200,000 in any other case.  Accredited productions do not include, among other things, pornography, advertising and various productions developed primarily for industrial, corporate or institutional purposes.  Each of the provinces of Canada has adopted similar programs.  In addition to the federal tax credits, most provinces offer a form of refundable provincial tax credit for motion pictures and videos that are produced, in whole or in part, in the particular province.  These tax credits range from 11% to 40% of eligible production costs.  The applicable rate for any particular production will depend on a number of factors including the particular province in which the production occurs, whether the production meets provincial content requirements (where applicable), whether the production company meets the control requirements (where applicable) and whether the production is filmed in a specific location in a province that provides additional regional incentives.

(d)             Canadian Television Fund

The Canadian Television Fund ("CTF") is a private-public initiative with an annual budget of about $250 million.  It consists of two distinct but complementary programs:

(i)

License Fee Program

The License Fee Program was created in 1996 to form a television funding initiative equal to promote high-quality Canadian television programming.  The current budget is $145 million.  We could, in association with our Canadian broadcasters, apply for contributions where applicable under the program.  The maximum contribution varies with the license fee paid by the first window Canadian Broadcaster as well as project genre.  During fiscal 2004 we recorded funding of $261,421 from the License Fee Program, and $229,000 in fiscal 2003.

(ii)

Telefilm / Equity Investment Program

Administered for the CTF through Telefilm Canada, the Equity Investment Program ("EIP") provides financial assistance to the Canadian film and television industry in the form of recoupable production advances.  Telefilm Canada also provides advances for script development, loan guarantees, and recoupable advances of the cost of dubbing into English or French and grants of up to 75% of advertising and promotion costs on certain productions.  Telefilm Canada's development fund and the international component of their Marketing Assistance Program are no longer available to publicly traded companies.  We did not use Telefilm funding from the development fund or the international component of the Marketing Assistance Program.    In fiscal 2001 we received an aggregate of $2,000,000 from the Equity Investment Program for production funding in respect of Big Sound.  In fiscal 2004 we recorded funding of $25,000 and in 2003 we did not receive any funding from Telefilm Canada.

(e)

Other Incentives

We have also utilized production financing from other government sources including British Columbia Film, The Independent Production Fund and CanWest Independent Producers Fund.  We may use such funding in the future if we believe it is prudent to do so.  There are government incentives in the other provinces, available for our use, but we have not yet accessed them.  During fiscal 2004 we recorded funding of $75,000 and in 2003 we recorded funding $89,000 from the CanWest Independent Producers Fund.

Strategic Objectives

Copyright Ownership

Our strategy is to maintain ownership (or co-ownership, in the case of treaty co-productions) of the copyright to all of our films in order to exert greater control over the exploitation of those films and to build significant future asset value.  While a substantial portion of our film's ultimate revenues are generated in their initial distribution cycle (which usually consists of the first five years after the film's initial release), commercially successful motion pictures may continue to generate revenues after the film's initial distribution cycle from the re-licensing of distribution rights in certain media and from the licensing of distribution rights with respect to new media and technologies and in emerging markets.  As the owner or co-owner of the copyright for the majority of the films we produce, we are able to exploit those films in any medium in perpetuity, meaning they can be licensed again after the term of their initial distribution agreements have expired.  In addition, we may profit from revenue streams that can be derived from the exploitation of ancillary and derivative rights from these motion pictures, including sequels, remakes, television series, Internet-based content, merchandising, interactive games, book and music publishing and soundtracks and as-yet undeveloped media.

We hold varying ownership interests in the projects we have produced to date.  During fiscal 2004 we delivered 7 feature films and 13 episodes of a television series and 1 documentary and commenced production on a further 1 motion picture and two television lifestyle series.  During fiscal 2003, we delivered 5 motion pictures and commenced production on a further 9 motion pictures in which we hold ownership interests.  During fiscal 2003, our Vancouver-based television division produced and delivered 21 episodes of programming and two documentaries owned by the Company.  During fiscal 2002, we added 16.5 hours of programming to our library. We will continue to expand our library as we produce more proprietary programming.

Intellectual Property

We have the trademarks "Peace Arch Entertainment" registered in Canada, the United States and the European Union.  As well, we have the "Peace Arch Entertainment Group Inc. & Design, in Canada and the United States.

Production Strategy

Most of the films we have produced to date have had modest budgets (between $1,000,000 and $10,000,000) and have had limited, if any, theatrical distribution in the United States.  During the 1980s, the birth and growth of the worldwide home video market created a significant demand for these types of modestly budgeted films even in the absence of a theatrical release.  That market matured during the 1990s, however, causing a precipitous decline in the value of home video rights.  Fortunately, at the same time there was a tremendous expansion of television outlets throughout the world due primarily to the privatization of national broadcasters.  This expansion continued to support lower budget films which had little, if any, theatrical distribution.  Although the DVD market has created significant revenue growth, most of that growth can be attributed to films with U.S. theatrical releases and their attendant advertising and publicity campaigns.  Consequently, while the business of producing lower budget movies that are not released theatrically in the United States remains predictably profitable for Peace Arch (particularly in light of the company's consistent ability to access multi-jurisdictional tax subsidies), these shifts in the marketplace have caused the company to update its production strategy.

The Company has therefore redefined its film production strategy as follows:  In lieu of the seven or five low budget films the Company produced in each of the last two years, management plans to reduce the number produced in 2005 to two or three and three to four films each year thereafter that will have higher budgets (generally in the $8 million to $25 million range), feature more noteworthy stars and employ more recognizable directors than most of the films the Company produced in the past.  Except in extraordinary circumstances (such as a title with enormous worldwide television and/or DVD appeal), all will be intended for at least a modest US theatrical release.

US distribution of these films will be arranged in advance of production whenever that approach is viable but otherwise by screening the films during production or on completion for US theatrical distributors.  By increasing the production values and improving the quality of the Company's scripts, cast and directors can add that the Company's future productions will receive a better chance of a US theatrical release.  At the same time, management has undertaken other steps intended to improve the chances of attaining a US theatrical release for each of the Company's films, such as opening a Los Angeles office to actively pursue better US distributor relationships and initiating a dialogue with the US trade publications to help create greater awareness of the Company and its projects.

Supporting the ongoing supply the Company entered into an agreement with Showtime.  International representation of exploitation rights will be handled by PAF, the London, UK-based subsidiary of the Company.  USA/Canada distributor(s) managing the theatrical exhibition of the pictures will be announced as and when finalized.  The financing obligations of the Company are being supported by a UK-based financial institution on a project-by-project basis.

Competitive Strategy

To achieve our goal to grow as an independent producer and distributor of film and television entertainment content, we continue to build and exploit our competitive advantages, which we believe include:

  Our disciplined approach to production, acquisition and distribution of filmed and television entertainment content.  We seek to minimize the financial risks often associated with film production, acquisition and distribution by negotiating co-production agreements, pre-selling international distribution rights, capitalizing on government subsidies and tax credits, and structuring efficient production schedules.  Although the steps that we take to manage these risks may, in some cases, limit the potential revenues of a particular project, we believe that our approach to the motion picture business helps create operating and financial stability for us.

  Experienced management team.  The Company continues to build on its current management team to continue to provide support to the on-going operations at an operational and executive level.

  Eligibility for Canadian tax credits and treaty co-production incentives.  The Company will continue to maximize its utilization of various incentives in order to reduce the cost of production.

C.

ORGANIZATIONAL STRUCTURE

The following is a list as at August 31, 2004 of the principal subsidiaries of the Company, the jurisdiction of incorporation of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company.

Subsidiary	Jurisdiction	Percentage of Voting Securities Held/Controlled
Peace Arch Films Ltd.	England and Wales, U.K.	100%
Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.)	Ontario, Canada	100%
Peace Arch LA, Inc.	California, United States	100%

GFT Action Films Inc.	Ontario, Canada	100%
GFT Beast Films Inc.	Ontario, Canada	100%
GFT Disaster Films Inc.	Ontario, Canada	100%
GFT Disaster II Films Inc.	Ontario, Canada	100%
GFT Shepherd Films Inc.	Ontario, Canada	100%
SUN/GFT Flies Films Inc.	Saskatchewan, Canada	50%(1)
The Eyes Project Development Corp.	British Columbia, Canada	48%(2)

1.

The Company owns 50% of the Common Shares of SUN/GFT Flies Films Inc., and exercises voting control over the remaining 50% of the Common Shares.  The Company controls the subsidiary through management agreements with non-controlling interest.

2.

The Company owns 48% of the Commons Shares and 99% of the Preferred Shares of The Eyes Project Development Corp.  The Company controls the subsidiary through management agreements with non-controlling interest.

D.

PROPERTY, PLANTS AND EQUIPMENT

The Company has premises comprising of approximately 5,129 square feet of space at124 Merton Street, Toronto, Ontario which amounts to $10,408/month.  The Company leases a total of three suites of which are: suites 402, 403 and 407.

The Company's registered office is located in Toronto at 407-124 Merton Street, Toronto, Ontario  M4S 2Z2.

The other leased locations of PAE's offices are as follows:

Vancouver – 1710 Columbia Street, 2nd Floor, Vancouver, British Columbia  V5Y 3C6 – 20,241 sq ft.

London, UK - 102 Dean Street, London, UK W1D 3TQ – 825.5 sq ft.

Los Angeles, CA – Suite 14, 228 Main Street, Venice, CA  90291 – 2,000 sq ft.

In January 2002, we sold our remaining production property, which is comprised of approximately 55,000 square feet of studio, production office and storage space, located at 150 West 1st Avenue, Vancouver, British Columbia.  The property was sold for gross proceeds of $4.72 million and, as consideration we received cash in the amount of $3.72 million and a note in the amount of $1 million which was repaid during the year ended August 31, 2004 ..   We continued to occupy the West 1st Avenue property through an operating lease arrangement to December 31, 2004 with minimum monthly lease payments of $34,156.  Until December 31, 2004, we were using approximately one-third of the West 1st Avenue property for our productions, and to house our ten digital post-production suites and two visual effects suites, which handle off-line editing for all of our productions.  We also subleased the balance of the West 1st Avenue property to third parties at local market rates.  Since January 1, 2005, we occupy only one-third of the West 1st Avenue property and are currently negotiating lease terms with the landlord.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

During fiscal 2004, the Company refocused its business model by entering into a series of transactions.  The Company continues to restructure and stabilize its operation for future growth:

  In May 2004, we concluded an agreement with Showtime Networks Inc. ("Showtime"), a subsidiary of Viacom Inc. to co-finance and distribute a slate of motion pictures which PAE intends to release theatrically in Canada and internationally, and Showtime will retain the US distribution rights.  The agreement was announced jointly on May 11, 2004 by PAE and Showtime.  Under terms of the agreement, PAE will co-finance up to 15 motion pictures.  Once a film has been approved to be produced by both parties, PAE will acquire ownership of all non-USA rights as well as provide production support.  The agreement runs through 2007 and contemplates motion pictures with average budgets of approximately Cdn $15,000,000.  International representation of exploitation rights will be handled by PAF, the London,

UK-based subsidiary of the Company.  USA/Canada distributor(s) managing the theatrical exhibition of the pictures will be announced as and when finalized.  The financing obligations of the Company are being supported by a UK-based financial institution on a project-by-project basis.

  On June 25, 2004, the Company voluntarily issued 3,489,814 Common Shares of the Company to Peace Arch Project Development Corp. ("PAPDC") in consideration for PAPDC agreeing to assume the obligation to Fremantle and Comerica (the "Lenders"), which are held in trust.  We have made arrangements for the immediate issuance of 3,153,814 Common Shares into escrow in satisfaction of its obligations to Fremantle as well as the issuance of 336,000 Common Shares into escrow in satisfaction of its obligations to Comerica. The Common Shares were issued to an escrow agent on June 25, 2004.  A director, officer and shareholder of the Company serves as an escrow agent to hold and direct the shares as appropriate to the Lenders and/or PAPDC upon the Lenders' decision to convert the obligations to Common Shares of the Company. Although owned by a third party, for accounting purposes, the Company continues to reflect the obligation to issue shares as a liability because of the Company's and its related parties' continued involvement with PAPDC.   Accordingly, the shares have been considered to be issued in escrow or in trust to settle the Company's obligation. (as discussed in Item 4 (A)) ..

In May, 2004,

PAE established a US company, Peace Arch LA, Inc., operating in Los Angeles, California, to focus on actively pursuing better US distributor relationships and opening a dialogue with the US trade publications to help create greater awareness of the Company and its projects.  Peace Arch LA also focuses on the development and production of feature films as well as the licensing and distribution of the Company's films in the United States.

  In August, 2004, PAE established a company, Peace Arch Television Ltd., operating in Ontario with its subsidiary being The Eyes Project Development Corp. in British Columbia.  Peace Arch Television Ltd. produces television series and documentary programming directed primarily to North American audiences and thereafter to the international marketplace.

  The name change from GFT Entertainment Inc. to Peace Arch Motion Pictures Inc. became effective September 1, 2004.  This continues to help brand the companies within the Peace Arch Entertainment Group Inc.

The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP.  The application of Canadian GAAP conforms in all material respects for the periods presented with U.S. GAAP except as explained in Note 25 to consolidated financial statements included under Item 17 to this Form 20-F.   The application of the following accounting policies, which are important to our financial position and results of operations, requires significant judgments and estimates on the part of management.  For a summary of all of our accounting policies, including the accounting policies discussed below, see note 2 to our audited consolidated financial statements.  The consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liabilities in the normal course operations.

The Company makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingencies. These estimates are based on historical experience and third party information that we believe are reasonable in the circumstances.  Management of the Company regularly reviews its estimates given the circumstances.  Actual results may differ from these estimates.  The Company's most significant use of estimates and assumptions in preparing the consolidated financial statements relate to assessing the underlying value of the investment in film and television programming and productions in progress.

Accounting for Films and Television Programs

The Company accounts for its production and distribution of film and television programs in accordance with AICPA Statement of Position 00-2, " Accounting by Producers and Distributors of Film" ("SOP 00-2").  SOP 00-2 requires that film and television costs of productions and acquisition are amortized for each film or television program in the ratio of revenues earned in the current period for such title to management's estimate of the total revenue to be realized from all media and markets for that title.  Management regularly reviews and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the film and television asset to the estimated fair value amount.  Results of operations in future years are dependent upon the amortization of film and television costs and may be significantly affected by periodic adjustments in amortization rates.  As a result, the Company' financial results fluctuate from period to period.  If estimates of ultimate revenues change with respect to a film or television program, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the film or television program to its estimated fair value.  No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

Estimates of future film and television programming revenue and fair value are affected by changes in general economic or industry conditions and market preferences.  These factors are primarily outside of the Company's control.  Management's estimates of future cash flows are based on its best estimates of future economic conditions as they impact the Company.  These estimates are reviewed periodically in accordance with Company policy.  Significant decreases in future estimates of revenue may result in accelerating amortization of film and television production costs or require unamortized costs and productions in progress being written down to fair value, based upon estimated future discounted net cash flows from the related feature film productions or series.

Generally, the costs incurred in producing a film or television program are capitalized prior to completion and delivery.  These costs include direct production costs, production overhead and interest related to financing the project.   Productions in progress represent the costs of incomplete programs and are carried at the lower of cost and estimated fair value.

Revenue Recognition

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

In the normal course of business, the Company acts as or uses an intermediary or agent in executing transactions with third parties.  Pursuant to EITF No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," such transactions are recorded on a "gross" or "net" basis depending on whether the Company is acting as the "principal" in the transaction or acting as an "agent" in the transaction.  The Company serves as the principal in transactions in which it has substantial risks and rewards of ownership and, accordingly, records the revenue on a gross basis.  For those transactions in which the Company does not have substantial risks and rewards of ownership, the Company is considered an agent in the transaction and, accordingly, records revenues on a net basis.

Provisions

Balance sheet provisions for accounts receivable, future income taxes all require estimates and assumptions by management that could significantly differ from actual results.

We estimate provisions for accounts receivable based on historical experience and relevant facts and information regarding the collectability of the accounts receivable.

The Company recognizes future income tax assets and liabilities for the expected future income tax consequences of transactions that have been included in the financial statements or income tax returns. Future income taxes are provided for using the liability method. Under the liability method, future income taxes are recognized for all significant temporary difference between the tax and financial statement bases of assets and liabilities.  Future income tax assets, after deducting valuation allowances, are recognized to the extent that it is more-likely-than- not that they will be realized in the foreseeable future.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of substantive enactment.

The Company has provided loan guarantees to financial institutions for the co-producers' share of loans on certain of the films that have been produced and for which loan balances remain unpaid.  In the event of default on the part of the co-producer, the Company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer.  The Company believes that the likelihood of the co-producers' defaulting on its share of the obligation is remote and therefore has estimated that an accrual for such a likelihood is unnecessary.

Continuing Obligation and Fair Value of the Obligation to Issue Shares under the Conversion Instruments :  The Company continues to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica as described in the Acquisitions and Financing Transaction herein. PAPDC assumed the liability for the debt owing to Fremantle and Comerica.  The Company valued its obligation to issue shares for the contingent value of the debt as at August 31, 2003.  The estimated fair value of the obligation to issue shares under the conversion instruments of Cdn$2,887,000 was based on the expected shortfall between the principal debt plus all interest accrued at the time on the loans and the fair value of the security for those loans which is the Net Assets of PAPDC.   The fair value of this obligation is a result of the number of shares estimated to be required to settle the Company's contingent obligation multiplied by management's estimate of the share price at the time of settlemen t.  The estimate of the share price was based on average share price and trading volume of Peace Arch Entertainment Group Inc. as of August 31, 2003.

The above estimates are revised accordingly as new or different circumstances arise. While management believes that the balance sheet provisions are adequate, using different assumptions or estimates could have a significant impact on the Company's results of operations, prospects or financial condition.

Comparison of Canadian and US GAAP

Note 25 to the Consolidated Financial Statements sets forth differences between Canadian GAAP and U.S. GAAP. In addition to the U.S. GAAP issues taken into account in the preparation of Note 25, there have been accounting standards issued by the Financial Accounting Standards Board (the "FASB") or other bodies in the U.S. that may become applicable to our reported results, but have not yet been adopted because such standards are not effective for the periods presented.

A.

OPERATING RESULTS

Fiscal Year Ended August 31, 2004 Compared to Fiscal Year Ended August 31, 2003

The Company incurred a net loss for the year ended August 31, 2004 of $484,000 or $(0.03) diluted earnings per share compared to net earnings of $2.9 million in 2003 or $0.19 diluted earnings per share.  Primary factors for the difference between the net loss for 2004 compared to the net earnings of $2.9 million in the prior year are:  a one-time gain on modification of debt of $3.1 million that occurred in 2003 and impairment of certain film assets in 2004.

Diluted earnings per share are calculated on 17,314,000 weighted average shares outstanding at August 31, 2004 and 15,095,155 weighted average shares outstanding in the prior year.

Revenue. The Company reported a 1% decrease in revenue for fiscal 2004, from $21.5 million for fiscal 2003 to $21.2 million for fiscal 2004, primarily due to a small decrease in film and television programming completed and delivered in fiscal 2004.  Revenue for fiscal 2003 increased by 231% to $21.5 million up from revenue of $6.5 million for fiscal 2002 due to delivery and completion of the feature films acquired by the Company related to the film portfolio of GFT Entertainment Inc.  During fiscal 2004 the Company continued production of lifestyle and documentary programming, which will add to the Company's library of television programming.

During the year ended August 31, 2004, approximately 83% of revenue was derived from the production and distribution of proprietary programming, compared with 97% in fiscal 2003. For fiscal 2004, revenue from proprietary programming decreased by 17.6% compared with fiscal 2003 results.  For fiscal 2003, revenue from proprietary programming increased by 648% over fiscal 2002. During fiscal 2004, the Company delivered 7 motion pictures;  "Direct Action", "Belly of the Beast", "The Keeper", "Hollywood Flies", "The Good Shepherd", "Avalanche" and "Volcano", 13 episodes of "Campus Vets", and the one-hour documentary special "Prisoners of Age".  Of the 7 motion pictures delivered in the current year, 5 were co-productions produced in accordance with official international bilateral treaties.  The official international bilateral treaties governing these co-productions permit the Company and its co-producer to benefit from certain home country funding assistance programs.  During the year, the Company completed production (but not delivery) of 3 films, commenced production on "Our Fathers", a Showtime title, and purchased the distribution rights for two films, all of which should be delivered in fiscal 2005.

Gross Profit. Gross profit, comprised of revenue less amortization of film and television programming and other production costs, write down of the investment in film and television programming and other costs of production and sales, for fiscal 2004 was $2.4 million compared to $2.6 million for fiscal 2003.  As a percentage of revenue, gross profit was 11.5% for fiscal 2004 compared to 12.3% for fiscal 2003. Gross profit decreased in the current year, as the Company provided for an impairment of $2.5 million on some of its film titles based on this review of future revenue projections and film estimates.  During the year, the Company received a non refundable benefit of $1.2 million arising from film financing transactions.  This benefit has been reflected as a $0.3 million reduction in the Company's carrying value of its investment of one of the films and the remaining $0.9 million as a reduction of the Company's direct costs.

Selling, General and Administrative Expense. Selling, general and administrative expense increased by 9.1% from fiscal 2003 primarily due to the new LA operation since May 2004 and a full year of operations in the U.K. for fiscal 2004.  For fiscal 2003, the U.K. operation commenced January 2003.  The Company at the same time had continued cost cutting measures, including staff reduction.  Some of the selling, general and administrative expenses relate to the pre-existing business.  Reasonable expenses arising from that pre-existing business are recovered pursuant to original agreements with PAPDC (note 10 to the consolidated financial statements ), thereby reducing total selling, general and administrative by $427,000.  This arrangement has led to a reduction of overall selling, general and administration of $145,000, a 4.7% decrease from the prior year.  In fiscal 2003, selling, general and administrative expense had decreased by 2% from fiscal 2002 primarily due to cost cutting measures, including staff reductions.  This decrease was accomplished in 2003 notwithstanding the addition of operations in Toronto and London, England.

(in thousands of dollars)	2004	2003	Change
Selling, general and administrative expenses	3,370	3,088	9.1%
Recovery of selling, general and administration	(427)	-
Total	$ 2,943	$ 3,088	(4.7%)

Amortization. Amortization for fiscal 2004 was lower than fiscal 2003 and breaks down as follows:

(in thousands of dollars)	2004	2003	Change
Amortization of investment in film and television programming and other production costs	$ 18,774	$ 18,827
Other amortization	17	230
Total	$ 18,791	$ 19,057	(1.4%)

In 2004, the Company reviewed, as required, future revenue projections or estimates on a title-by-title basis, supporting the carrying value of its film investments, and lowered its estimates of future revenue projections with reference to current and anticipated market conditions resulting in the recognition of a $2.5 million write-down of film investments.  In 2003, 5 of 7 films delivered were higher budgeted films and contributed to increased amortization.

Interest Expense. Interest expense was $0.2 million for fiscal 2004, representing a decrease of $0.3 million from $0.5 million for fiscal 2003.  This decrease is primarily due to settlement of debt with Fremantle repayment of debentures bearing interest at rates ranging from 18% to 36% and the reduction in amortization of deferred financing costs and debt discounts in 2003.  For fiscal 2004, interest expense includes $0.2 million of interest on bank indebtedness and other balances.  For fiscal 2003, interest expense includes $0.1 million of interest on bank indebtedness and other balances and non-cash amortization of deferred finance and debt discount and $0.4 million of interest on the long-term modified debt.

Interest expense is expected to increase in fiscal 2005, in line with the objectives of management to increase working capital financing.

In fiscal 2004, $0.4 million of interest on bank indebtedness relating to production of film and television programming was capitalized.  In fiscal 2003, capitalized interest on bank indebtedness was $1.1 million.  Interest component may vary each year depending on the dollar value of production during the year and the timing of when the production commences and is delivered during the year.  Production loans decreased during the year to $12.6 million in 2004 from $17.9 million in 2003.

Foreign Currency Loss.  In fiscal 2004 the decrease in the U.S. dollar against the Canadian dollar resulted in a foreign exchange loss of $0.6 million on the Company's U.S. dollar denominated net assets.  In fiscal 2003, the Company had a gain of $0.8 million arising from the decrease in the U.S. dollar denominated net liabilities.

Taxes. At August 31, 2004, the Company had accumulated losses for tax purposes of approximately $7.2 million which are available for carry forward to future years.  The benefits of the tax loss carry-forwards have not been reflected in the financial statements.

During the year ended August 31, 2004, the Company recorded a reversal of a future income tax valuation allowance of $989,500.  A company controlled by a director, officer and shareholder of the Company forgave production loans in the amount of $2,726,000.  The loan forgiveness has been recorded as contributed surplus net of the income tax impact of $989,500.

Fiscal Year Ended August 31, 2003 Compared to Fiscal Year Ended August 31, 2002

The net earnings for the year ended August 31, 2003 were $2.9 million or $0.19 diluted earnings per share compared to a net loss of $7.0 million in 2002 or ($1.81) diluted loss per share.  The difference between net earnings for 2003 compared to the net loss of $7.0 million in the prior year is due to the following factors; an improvement in the gross profit of the business for the year, a gain from the modification of debt as more fully detailed in this annual report and foreign exchange gains resulting primarily from the strengthening of the Canadian dollar against the United States dollar during the year and the impact this had on the conversion of the Company's United States denominated net debt amounts to Canadian dollars for financial statement reporting purposes.

Diluted earnings per share is calculated on 15,095,155 weighted average shares outstanding at August 31, 2003 and 3,887,884 weighted average shares outstanding in the prior year.

Revenue.   The Company reported a 231% increase in revenue for fiscal 2003, from $6.5 million for fiscal 2002 to $21.5 million for fiscal 2003, primarily due to feature film programming completed and delivered in fiscal 2003.   Delivery and completion of the feature films acquired by the Company related to the acquisition of GFT Entertainment Inc. contributed to the substantial increase of revenues. Revenue for fiscal 2002 decreased by 88% to $6.5 million down from revenue of $54.9 million for the prior comparable year due to a reduction in the amount of dramatic television programming produced and delivered in fiscal 2002.   During fiscal 2003 the Company continued production of lifestyle and documentary programming, which is expected to add value to the Company's library of television programming.

During the year ended August 31, 2003, approximately 97% of revenue was derived from the production and distribution of proprietary programming, compared with 43% in fiscal 2002. For fiscal 2003, revenue from proprietary programming increased by 648% over fiscal 2002 results.  For fiscal 2002, revenue from proprietary programming decreased by 94%. During fiscal 2003, the Company delivered 5 motion pictures;  "Crime Spree", "Absolon", "Partners in Action", "Detention" and "The Limit" and 13 episodes of "Animal Miracles III", the remaining 8 episodes of the 13-episode series , "Whistler Stories", and the one-hour documentary specials "Raven in the Sun" and "Fantasy Lands".  Of the 5 motion pictures delivered in the current year, 4 were co-productions produced in accordance with official international bilateral treaties.  The official international bilateral treaties governing these co-productions permit the Company and its co-producer to benefit from certain home country funding assistance programs.  The Company has commenced production on 9 feature films during the year, all of which will be delivered in fiscal 2004.

Gross Profit.  Gross profit, comprised of revenue less amortization of film and television programming and production costs, the write down of the investment in film and television programming and other costs of production and sales, for fiscal 2003 was $2.6 million compared to a loss of $(0.6) million for fiscal 2002 representing an increase of $3.2 million for the year. As a percentage of revenue, gross margin was 12.2% for fiscal 2003 compared to (9.3)% for fiscal 2002. The improvement in gross profit was due primarily to a reduced need to write down investments in the proprietary programming film assets as was the requirement for the prior year.

Amortization of Television Programming. During fiscal 2002 a gross margin loss was incurred on our proprietary programming of (41%), compared with (11%) for 2001. We periodically review our estimates for future revenue from television programming and adjust amortization accordingly.

Selling, General and Administrative Expense.  Selling, general and administrative expense decreased by 2% primarily due to cost cutting measures, including staff reductions in the Vancouver office .. This decrease was accomplished notwithstanding the addition of operations in Toronto and London, England. In fiscal 2002, selling, general and administrative expense had decreased by 32% primarily due to cost cutting measures, including staff reductions.

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

Taxes.  At August 31, 2003, the Company had accumulated losses for tax purposes of $12.8 million which are available for carry forward to future years. The benefits of the tax loss carry-forwards have not been reflected in the financial statements.  During the year ended August 31, 2003 the Company reported an effective tax rate of (2.7)% compared to an effective tax rate of (9.8)% in the prior year.

B.

LIQUIDITY AND CAPITAL RESOURCES

The Company's consolidated financial statements have been prepared on a going concern basis which assumes the realization of assets and settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company's ability to continue operations depends upon obtaining additional financing and generating profitable operations and positive cash flows sufficient to finance continuing activities. Management continues to review operations in order to identify additional strategies, including obtaining additional financing and future sales contracts designed to generate cash flow, improve the Company's financial position and enable the timely discharge of the Company's obligations.  There is no assurance that the Company will be successful in its financing effort and in achieving sufficient cash flows from operations.  If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations. The Company's consolidated financial statements do not reflect adjustments that would be necessary if the "going concern" basis is not appropriate.

The Company's success is also predicated on its ability to finance growth.  Adequate financing provides the flexibility to make appropriate investments in the future. The Company monitors cash flow with the long-term goal of maintaining credit worthiness.  The nature of the business is such that significant initial expenditures are required to produce films and television while revenues from these films and television programs are earned over a period of time after their completion. The Company endeavors to ensure that new film and television programming are fully financed from distribution minimum guarantees, presales of certain rights, tax credits and bank financing, the security for which is limited to the future cash flows from the film program.  The nature of our business is such that significant initial expenditures are required to produce, acquire, distribute and market films and television programs while revenues from these films and television programs are earned over an extended period of time after their completion or acquisition.  As the business grows, the Company's financing requirements are expected to grow and the Company expects the continued use of cash in operating activities and, therefore, we are dependant on continued access to external sources of financing.

Management is currently in discussions with potential lenders of additional funding.  There is no assurance that the Company will be successful in its financing efforts and in achieving sufficient cash flows from operations to fund working capital.  If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations.

The Company strives to achieve cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth.  Every project the Company develops, acquires or undertakes targets a positive cash flow and margin from the outset.

(in thousands of dollars)	August 31, 2004	% of total assets	August 31, 2003	% of total assets	August 31, 2002	% of total assets
Cash and cash equivalents	$ 1,484	2.6%	$ 911	2.5%	$ 1,968	18.2%
Accounts receivable	16,088	28.0%	14,747	40.0%	3,871	39.5%
Productions in progress	-	0.0%	-	0.0%	1,356	12.5%
Prepaid expenses	119	0.2%	407	1.1%	206	1.9%
Investment in film and television programming	18,349	31.9%	20,805	56.4%	2,332	21.6%
Property and equipment	89	0.2%	35	0.1%	842	7.8%
Deferred costs	-	0.0%	-	0.0%	188	1.7%
Restricted term deposits	21,339	37.1%	-	0.0%	-	0.0%
Total Assets	$ 57,468	100.0%	$ 36,905	100.0%	10,763
Shareholders' Equity	$ 3,248		$ 1,937		$ (5,267)

As at August 31, 2004, the Company had available cash or cash equivalents of $1.5 million.  The Company borrows funds from banks and other financial institutions to finance the costs of production which are generally incurred in advance of contracted receipts and revenues from these programs. The Company typically finances the capitalized costs of its proprietary film and television programming through presales from customers, borrowings from bank facilities for individual production financing, government tax incentives, contributions from co-producers and working capital deployed as interim financing to contracted receipts. In the past, the Company has also funded capital requirements through the issuance of shares, warrants and debt.  Management will work toward funding capital requirements through the issuance of shares, warrants and debt, but there is no assurance that the Company will be successful in its financing efforts.

Cash Flows from Operating Activities. During fiscal 2004, $3.2 million was contributed by operating activities, compared to $2.6 million used by operating activities in fiscal 2003.  Included within the cash flows from operating activities for fiscal 2004 is the cash requirement for investment in film and television programming of $14.8 million compared to $15.6 million in fiscal 2003.  Also included in cash flow from operating activities is $2 million cash inflow from changes in non-cash working capital, primarily due to a $9.2 million increase in accounts payables and accrued liabilities.  In fiscal 2003, the Company reported an outflow from non-cash operating activities of $5.7 million.

Cash Flows from Investing Activities. During fiscal 2004, cash flow used from investing activities of $21.4 million compared with an $11,000 contribution of cash flow from investing activities in fiscal 2003.  During the year, the Company was a party to financing arrangements with two United Kingdom limited tax partnerships (limited partnerships) with respect to two films.  Under the terms of these arrangements the limited partnerships provided financing contributions towards the cost of production.  Pursuant to the arrangements, as more fully described in note 12 of the consolidated financial statements, the limited partnership appointed a subsidiary of the Company (the "subsidiary") as the worldwide distributor for these productions.  The subsidiary is required to make minimum payments of $27.4 million to the limited partnership.  As security for the full value of the guaranteed revenues, due in 2009, the subsidiary lodged an interest bearing deposit with a German financial institution.  The deposit, as well as the interest earned thereon is restricted for as security for the guarantee and cannot be used for any other purpose.  At August 31, 2004, the amount of the deposit was $21.3 million.

Cash Flows from Financing Activities. In fiscal 2004 the Company contributed $18.7 million for financing activities resulting from a net decrease in production bank indebtedness of $2.6 million, and the issuance of shares of $47,000 for options exercised and a net increase of $21.3 million related to the issuance of revenue guarantee obligation as more fully described in note 12 of the consolidated statements.  In fiscal 2003, $1.6 million was contributed from financing activities resulting from the issuance of shares (net) $1.4 million, a net increase in production bank indebtedness of $0.9 million and repayment of term loans of $0.7 million.  The Company finances its production activities through bank loans from project financing.

Production loan repayments are solely due from cash flows derived from each film and is independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits and subsidies associated with each film.  Management expects that a significant portion of the loans due at August 31, 2004 will be payable during the year ended August 31, 2005.  The Company has total loan and credit facilities of $11.6 million which are due for annual renewal in fiscal year ended August 31, 2005.    The Company obtained extensions in the past since the timing of collection of receipts and revenue streams may extend beyond the original estimated date.  Management seeks renewals and extensions of the individual production loan facilities and is confident that such an agreement will be achievable.  However, there is no assurance the Company will be successful.

Note 1 to our consolidated financial statements outlines factors that cast substantial doubt on our ability to continue as a going concern.  The Company continues to maintain its day-to-day activities and produce films and television programming however its working capital situation is severely constrained.  To address our present and future liquidity requirements management is currently in discussions with potential lenders to close additional financing. There is no assurance that the Company will be successful in its financing efforts and in achieving sufficient cash flows from operations to fund working capital.

C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D.

TREND INFORMATION

In the United States marketplace the revenue streams supporting feature film exploitation have markedly increased in the past few  years.  We believe there are three primary factors that contribute to this increase.

First, there is an absolute increase in DVDs being purchased and the attendant number of distributors engaged in this business has likewise increased.

Second, there is an increasing strengthening of the cable and pay marketplace in respect of proliferation of outlets which have become viable over this period.  This has led to increased demand for motion picture licensing rights among these cable companies.  Given the proliferation of supply, there has been marginal decline in license rates, but the number of licensing opportunities has increased which is expected to offset the decrease in licensing margins.

Third, the recent emergence of the highly competitive High Definition Television ("HDTV") business.  All U.S. delivery systems are at this time scrambling to purchase the rights to broadcast motion picture entertainment in high definition ("HD") format.  Consequently, a rapidly expanding demand and market has now emerged for the licensing of HD exhibition rights from distributors of independent films.  This trend is expected to continue to increase as the US moves to regulated HD broadcast in 2006.  Independent distributors and rights owners will clearly experience sources of new revenue as a consequence.

The international marketplace has historically followed the patterns of distribution and technology manifest in the United States.  We expect this trend to continue.  Furthermore, the ‘lag rate' internationally continues to diminish with the advance of time and technology.  At this time there is rapid acceleration and proliferation of new pay and cable operations in Europe and Asia.

PAE licenses its feature films to third party distributors around the world in exchange for negotiated license fees and a share of each picture's profits.  In the past, licenses to international video and television distributors generated sufficient revenues to profitably support the Company's films without the need for a U.S. theatrical release.  But softening demand for "non-theatrical" films on television, changes in video/DVD sales patterns and a growing international acceptance of "non-Hollywood" films have brought significant changes to the worldwide market.  Management now believe that, with few exceptions, U.S. theatrical distribution is a prerequisite to the success of most feature films.

At the same time, the proliferation of cable and satellite television channels and expanding demand for television programs on DVD have created significant new niche markets for much of the Company's past, present and future television programming.  Management believes there is a present opportunity to exploit these new revenue sources.

HD exhibition will commence in Europe in 2005, followed closely by Asia and Latin America.  However, due to projected take-up rates in Asia and Latin America being estimated at a much more protracted pace than in Europe and the United States, we feel that the overall support to values of exploitation rights over the next ten years will not be as strong internationally as in the United States.

E.

OFF-BALANCE SHEET ARRANGEMENTS

As described in Item 4  and 10(d) in the notes to the consolidated financial statements above under the Debt restructuring and Peace Arch Project Development Corp.- Reorganization , the Company carried out a reorganization and rationalization of its assets, operations and subsidiaries. The debts of the Company, and its subsidiaries, to Fremantle and Comerica were renegotiated and reorganized pursuant to the terms of the Debt Repayment Agreement with Fremantle and the Release and Reconstitution Agreement with Comerica.

Loan guarantees

The majority of the film productions undertaken during the year ended August 31, 2004, were pursuant to a co-production agreement with an independent producer (the co-producer) in another country. Both the co-producer and the Company enter into joint production loan arrangements with a lender; loan terms are the same for each producer. Repayment of each amount is from the exploitation of the film under terms which are the same as those of the Company with each producer responsible for its own shared obligation pursuant to the co-production agreement. In the event of default by the co-producer, the Company is liable for the unpaid balance of the co-producer's share of the loan. At August 31, 2004, the total amount of such unpaid loans was  $1,425,000 (2003 - $2,111,613). In the event of such a default, the Company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. The Company believes that the likelihood that it would have to pay a material amount is remote and, therefore, no accrual has been made.

F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payments Due (in thousands of Canadian dollars)
Contractual Obligations as at August 31, 2004	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Production Loans (note 1)	12,598	11,628	970	-	-
Obligation to issue shares	3,093	3,093	-	-	-
Lease Obligation (operating)	760	410	323	27	-
Film distribution Commitments	3,684	3,684	-	-	-
Distribution Obligation	1,467	578	889	-	-
Revenue Guarantee Obligation	21,339	-	-	21,339	-
Total	42,941	18,815	1,293	21,366	-

Note 1 – The loans are repayable from the collections derived from the film and television program's revenue stream. The above payment due dates have been estimated for the purpose of this schedule.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Management as of August 31, 2004.

The following table sets out, as of August 31, 2004 the names of our Directors and/or Executive Officers. The Directors have served in their respective capacities since their election or appointment on the date stated in the table and will serve until the next Annual General Meeting or until a successor is elected or appointed, unless the office is vacated in accordance with our Articles.  The Executive Officers are appointed by the Directors and serve until the earlier of their resignation or removal with or without cause by the Directors.

NAME	DIRECTOR SINCE	OFFICE HELD	PRINCIPAL BUSINESS ACTIVITIES PERFORMED OUTSIDE PAE
Juliet Jones	February 22, 2001	Director and member of the Compensation Committee and the Executive/Corporate Governance Committee	President and Director of Alibi Unplugged Scriptreading Society (a non-profit organization).
Gary Howsam	January 20, 2003	Director, President and Chief Executive Officer; member of the Greenlight Committee	President and Director of CPC Communications Inc. President and Director of Greenlight Film and Television Inc.
Nelson Thall	January 20, 2003	Director and member of the Audit Committee and Compensation Committee	Media Scientist. Director of Stan Lee Media.
Richard Watson	January 20, 2003	Director and member of the Executive/Corporate Governance Committee and the Greenlight Committee	Self employed lawyer. Director of Carma Financial Services Corp. and Carber Capital Corp.
Ian Fodie	March 25, 2003	Director and member of the Audit Committee	CFO & VP Operations of Mainframe Entertainment Inc., former VP Finance, Historical Xperiences Inc.
Charles Falzon	August 27, 2003	Director and member of the Audit Committee and the Greenlight Committee	Co-chairman and Director of CCI Entertainment. Session professor at Ryerson University.
Mara Di Pasquale	February 11, 2004	Director, Chief Financial Officer and Chief Operating Officer	-

Gary Howsam was appointed as a Director on January 20, 2003 and our Chief Executive Officer effective December 20, 2002.  Mr. Howsam's responsibilities include our daily affairs, which include all strategic planning, operations management and budgeting, corporate finance, recruitment, training and management of all employees.  Mr. Howsam has more than 20 years of executive level experience in the Canadian motion picture industry.  From 1997 to 2003 Mr. Howsam was President of Greenlight Film and Television Inc., which develops, finances, produces and distributes feature films.

Mara Di Pasquale was appointed as a Director on February 11, 2004.  She is currently our Chief Financial Officer and Chief Operating Officer.  Ms. Di Pasquale has an extensive career, including acting as Vice President of Finance – Entertainment for Gullane Entertainment PLC, Chief Financial Officer and Chief Operating Officer for Catalyst Entertainment Inc. as well as Senior Vice President of Finance for Lions Gate Films.  Ms. Di Pasquale is a Chartered Accountant and studied at McGill University in Montreal where she received her Graduate Diploma in Public Accountancy and at Carleton University in Ottawa where she received an Honors Bachelor of Commerce degree.

Charles Falzon was appointed as a Director and became a member of the Audit Committee on December 4, 2003.  He has had a distinguished career in the fields of television production, distribution and consumer products.  Mr.

Falzon's strong corporate and financial experience covers a wide range of management activity, including:  award winning television production, sales and marketing, publishing, live events, brand development and consumer products.

Ian Fodie was appointed as a Director and became a member of the Audit Committee on March 25, 2003 and has had an extensive career, including serving as the CFO & VP Operations of Mainframe Entertainment Inc., CFO for Sextant Entertainment Group Inc., and International Keystone Entertainment Inc.  Mr. Fodie has also been a financial analyst for B.C Hydro and Power Authority.  Mr. Fodie studied at the University of Otago in New Zealand where he received his Bachelor of Commerce degree.  Mr. Fodie continued on to obtain his Chartered Accountant NZ designation.

Juliet Jones has been on the Board of Directors since February 22, 2001.  Ms. Jones was the former Chief Executive Officer and President prior to that was the Chief Financial Officer of the Company. Ms. Jones was responsible for conducting our daily affairs, which included operations management and budgeting, corporate finance, recruitment and training and management of employees.

Nelson S. Thall was appointed as a Director on January 20, 2003 and has an extensive business career, including serving as a director of McLuhan Institute and a former board member of Torstar Corp. and Imark Corp.  Mr. Thall also has served in the North American entertainment industry as an independent producer, a manager of talent and an advisor to such companies as Stan Lee Media Inc.  Mr. Thall is a well-known media critic and social commentator in North America.  He studied media science under Marshall McLuhan at the Center of Culture and Technology and St. Michaels College in Toronto.

Richard Watson was appointed as a Director on January 20, 2003 and has practiced corporate commercial law in Toronto for over 25 years.  During that time, he has been legal counsel for a wide variety of Canadian public and private companies.  Mr. Watson has over 20 years of business and advisory experience in the Canadian film industry, working with writers, directors, and production companies and has had significant involvement with the financing of Canadian feature films.

Our Directors are all elected annually at our shareholders meeting, for one-year terms and serve until their successors are elected and qualified or they sooner resign.  As an Ontario corporation, we are required by Ontario corporate laws to include on our board of directors a majority of persons ordinarily resident in Canada.  All of our Directors and Officers are Canadians and, with the exception of Juliet Jones and Ian Fodie who reside in British Columbia, all reside in the Province of Ontario.

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

Committees of the Board of Directors

During fiscal 2004 we had four committees, three of which were constituted with a majority of independent directors.  They are as follows:

Audit Committee:  The mandate of the Audit Committee is to review the Company's audited and interim financial statements and to report on such statements to the Board before the statements are approved by the Board.  To fulfill this responsibility, the Audit Committee meets with the Company's auditors to discuss the financial statements and any concerns raised by the auditors with respect to financial presentation or disclosure, and with respect to the Company's interim financial controls.  For the year ended August 31, 2004, the Audit Committee was composed exclusively of "outside" directors, within the requirement of the TSX Guidelines.  In addition, the Audit Committee has been authorized to develop a process for assessing the effectiveness of the Board as a whole and of committees of the Board, and for assessing the contribution of individual directors and for assessing the Board on its effectiveness.

The Audit Committee for the year ended August 31, 2004, was composed of:  Ian Fodie, Charles Falzon and Nelson Thall.  They met four times in the last fiscal year.

Compensation Committee:  The Compensation Committee is comprised of Nelson Thall and Juliet Jones.  It is the responsibility of the Compensation Committee to administer the compensation policies related to our executive management as set out in our Statement of Corporate Governance in the Information Circular dated December 20, 2004. They did not meet in the last fiscal year.

Executive/Corporate Governance Committee:  The Executive/Corporate Governance Committee is comprised of Juliet Jones, Richard Watson and Ian Fodie who are responsible for ensuring that we adhere to the corporate governance policies of the securities regulatory authorities.  They make recommendations with respect to the composition of the board of directors.  As well, the Committee, working independent of management, reviews strategic proposals including potential mergers, acquisitions and financing scenarios.  They met once in the last fiscal year.

Greenlight Committee:  The Greenlight Committee is comprised of Charles Falzon and Richard Watson.  The Greenlight Committee is responsible for reviewing all projects, ensuring that the financial structures are in place , the risk and rewards assessed and ultimately giving authority for them to proceed into production.  They meet intermittently.

All of the above mentioned persons have held principal occupations set opposite their names or other management functions within their respective organizations for the last five years.

B.

COMPENSATION

 "CEO" means the individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

"CFO" means the individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

"Named Executive Officers" or "NEOs" means the following individuals:

(a)

each CEO;

(b)

each CFO ;

(c)

each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000, and

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individuals were not serving as an officer at the end of the most recently completed financial year-end.

The following table sets forth the compensation information for the Chief Executive Officer ("CEO") and the next two (2) most highly compensated executive officers (collectively, the "Named Executive Officers") for services rendered in all capacities during the financial periods ended August 31, 2004, 2003 and 2002.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
NEO					Awards		Payouts
Name and Principal Position	Year[1]	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Options/SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Gary Howsam, President and CEO	2004	160,000	Nil	Nil	Nil	Nil	Nil	Nil
	2003	101,115	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mara Di Pasquale, CFO & COO	2004	149,999	Nil	Nil	Nil	Nil	Nil	Nil
	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	NIl
Juliet Jones, Former President and CEO[2]	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2003	126,205	21,875	Nil	Nil	Nil	Nil	115,000[3]
	2002	168,445	Nil	Nil	Nil	100,000[4]	Nil	Nil

[1]

Ended 31st August.

[2]

Chief Financial Officer ("CFO") until March 27, 2001.  CEO from March 27, 2001 and President/CEO from December 1, 2001 to January 20, 2003.

[3]

Severance payments: $100,000 pursuant to a non-compete agreement and $15,000 upon termination of employment, which have been paid in full.

[4]

Common Shares.

LONG TERM INCENTIVE PLANS –AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

LONG TERM INCENTIVE PLANS –

AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

There were no long term incentive plan awards during the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	40,000 common shares (1)	$0.70	2,250,400 common shares (2)
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	40,000 common shares	$0.70	2,250,400 common shares

(1) Stock options outstanding as at August 31, 2004.

(2) Stock options available for future issuance as per Amended Stock Option Plan dated January 2003.

There were no long-term incentive plan awards during the most recently completed financial year.

C.

BOARD PRACTICES

See discussion in the "Directors and Senior Management" section above.  There are no directors' service contracts providing benefit on employment termination.

During the most recently completed financial year ended August 31, 2004, the Directors of the Company were entitled to a yearly retainer of $5,000, which the Company expects will be paid in full, in fiscal 2005.  As well, Directors were entitled to $500 for each Directors' or Committee Meeting attended in person and $300 for each Directors' or Committee Meeting attended by conference call.  Chairpersons of any Directors' or Committee Meeting were entitled to twice that of a non-chair member.

D.

EMPLOYEES

As of August 31, 2004 we had approximately 25 full-time permanent employees.  We also hire additional personnel on a project-by-project basis in connection with the production of our film and television programming.  We believe that our employee and labor relations are good.  None of our permanent employees are members of unions.  We had 23 full-time employees at August 31, 2003 and 10 full-time employees at August 31, 2002.

The number of persons employed by the Company, by activity and on a geographical basis as at the year end is as follows:

	2004	2003	2002
By Activity
Sales	4	2	1
Production	10	10	4
Administration	11	11	5
Total	25	23	10

By Geographical Analysis
United Kingdom	6	4	0
United States	2	0	0
Canada	19	19	10
Total	25	23	10

E.

SHARE OWNERSHIP

This table describes the beneficial ownership of our Common Shares as of February 15, 2005 for all executive officers and directors individually and as a group.  This information does not reflect ownership of options or warrants.

Name	Common Shares	Percent of Class
Juliet Jones*
Gary Howsam (1)	6,833,333	32.6%
Richard Watson	1,250,000	5.9%
Officers and directors as a group (3 persons)	8,100,724

*

Beneficially owns less than 1% of the issued and outstanding Common Shares

1

Held by CPC Communications Inc., an Ontario company that is controlled by the family of Gary Howsam, a director and officer of the Company.

The directors and executive officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over 8,100,724 Common Shares representing approximately 38.7% of the outstanding Common Shares of the Company.

The complete list of options outstanding to our directors and members of our administration and management is set out below under "Stock Options Outstanding as at August 31, 2004".

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

During the most recently completed fiscal year, options to purchase an aggregate of 10,000 Common Shares were granted to the Executive Officers, Directors, and Employees as follows:

Name of Executive Officer or Director	No. of Class B Option/SARs Granted	Expiration Date	Exercise Price ($/Share)	No. of Class B Option/SARs Exercised
Ian Fodie	10,000	March 18/07	$0.80	0
Charles Falzon	10,000	May 12/07	$1.00	0

Except for our Amended Share Option Plan there are no plans in effect pursuant to which cash or non-cash compensation was paid or distributed to Executive Officers during the most recently completed fiscal year or is proposed to be paid or distributed in a subsequent year.  We do not have any pension plans or retirement benefit plans.

STOCK OPTIONS OUTSTANDING AS AT AUGUST 31, 2004

Name	Title	Expiration Date	Exercise Price ($/Share)	No. of Options
Nelson Thall	Director	June 20/06	$0.50	10,000
Richard Watson	Director	June 20/06	$0.50	10,000
Ian Fodie	Director	Mar. 18/07	$0.80	10,000
Charles Falzon	Director	May. 12/07	$1.00	10,000
TOTAL				40,000

WARRANTS OUTSTANDING AS AT AUGUST 31, 2004

Date of Issuance of the Warrants	Number of Warrants Issued	Number of Warrants Currently Outstanding	Exercise Price	Expiry Date of Warrants
April 16, 2001	100,000	100,000	$2.72(US)	April 16, 2006

The total amount of securities called for by all such options to purchase Common Shares held by directors and officers as a group is 40,000.

In 1997, the Company adopted a stock option plan (the Plan) which was approved by the Company's shareholders on January 28, 1998 pursuant to which the Company's Board of Directors may grant stock options to officers and key employees. On July 14, 1999, February 21, 2001 and January 20, 2003, the Company's shareholders approved amendments to the Plan (the Amended Plan). In accordance with the Amended Plan, the number of shares issuable upon the exercise of options pursuant to the Amended Plan and any other Share Compensation Arrangements (as such term is defined in the Amended Plan) is 25,300 Class A Multiple Voting Shares and 2,560,000 Class B Subordinate Voting Shares. Pursuant to the Amended Plan and following the shareholder resolution altering the Memorandum and Articles to eliminate the distinction between Class A Shares and Class B Shares, all outstanding Class A and Class B stock options have been converted to Common Share stock options. As at August 31, 2004, the number of stock options remaining available for future issuance pursuant to the Amended Plan is 2,250,400 Common Shares. Stock options are granted with an exercise price in Canadian dollars equal to the stock's fair market value at the date of grant. All stock options have terms between three and five years and vest and become fully exercisable immediately or after up to 21 months.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

The significant change in the percentage of ownership held by major shareholders in the past three fiscal years is as follows:

On June 25, 2004, the Company voluntarily issued 3,489,814 Common Shares of the Company to PAPDC in consideration for PAPDC agreeing to assume the obligation to Fremantle and Comerica (the "Lenders"), which are held in trust.  A director, officer and shareholder of the Company serves as an escrow agent to hold and direct the shares as appropriate to the Lenders and/or PAPDC upon the Lenders' decision to convert the obligations to Common Shares of the Company.

In August 2003, the Acquisition and Financing Transactions described in Item 4 herein, CPC Communications Inc., a company that is controlled by the family of Gary Howsam, a director and officer of the Company was issued 8,333,333 Class B shares in exchange for $2,500,000. CPC Communications subsequently exchanged through the private transaction described in our June 12, 2003 press release and 6-K filing 287,919 of its Class B shares for 287,919 Class A shares of another investor.  CPC Communications owns 8,333,333 Common Shares due to the share reclassification of Class A and Class B into Common Shares that became effective on March 12, 2004.  On December 2, 2004, in a private disposition, CPC sold 1,500,000 Common Shares for CDN$1,350,000.  CPC owns 6,833,333 Common Shares representing 32.6% of the outstanding class of shares at February 15, 2005.

As described under "Reorganization and Financing Transactions" in Item 4 herein, during the year ended August 31, 2003, we closed a private placement of 5,000,000 Class B Subordinate Voting Shares to four (4) investors.  We also issued 8,333,333 of our Class B Subordinate Shares for an acquisition of assets owned and controlled by CPC Communications Inc.  This increased the percentage of ownership held by major shareholders significantly from fiscal 2002.

This table describes the beneficial ownership of our Common Shares as of February 15, 2005 for each person known to us to beneficially own more than 5% in the aggregate. The major shareholders hold the same voting rights as all holders of Common Shares.  This information does not reflect ownership of options or warrants.

Name	Common Shares	Percent of Class
CPC Communications Inc.(1)	6,833,333	32.6%
Peace Arch Project Development Corp.(2)	3,489,814	16.6%
Richard Watson	1,250,000	5.9%
Rosebud Limited	1,250,000	5.9%
Jasmin Publishing Inc.	1,250,000	5.9%
Marwick Investments Inc.	1,250,000	5.9%

1

CPC Communications Inc. is an Ontario company that is controlled by the family of Gary Howsam, a director and officer of the Company.

2

Shares issued to PAPDC are being held in escrow.  These shares were issued in relation to the conversion right instrument under the debt restructuring agreements with Fremantle and Comerica ..

All of the shareholders set out above are either persons resident in Canada, or companies that are Canadian entities.

To the best of our knowledge, we are not, directly or indirectly, controlled by another corporation, by any foreign government or by any other person.  To the best of our knowledge there are no new arrangements that could result in a change of control.

As at August 31, 2004, the shareholders' list for our shares showed 236 Registered Common shareholders and 20,898,491 Common Shares outstanding.  Of these shareholders, 154 holders of Common Shares were U.S. residents, owning 3,248,017 Common Shares representing 15.54% of the issued and outstanding shares.

B.

RELATED PARTY TRANSACTIONS

Over the last three fiscal years, the Company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During the year ended August 31, 2004, the Company paid $166,000 (2003 - $101,000) to a company controlled by a shareholder, director and officer of the Company for executive services rendered. These expenditures are reflected in the Company's selling, general and administrative expenses.

b)

During the year ended August 31, 2004, the Company paid $80,000 (2003 - $53,000) to a shareholder, director and officer of the Company for legal services rendered. These expenditures are reflected in the Company's selling, general and administrative expenses.

c)

As described in note 8(b) in the notes to the consolidated financial statements , as at August 31, 2004, the Company was indebted to a company controlled by a shareholder, director and officer of the Company in the amount of $nil (2003 - $1,960,000). This loan carried interest at the rate of prime plus 2% per annum. The proceeds of this loan were used by the Company to fund certain productions.

During the year ended August 31, 2004, the same related party above forgave loans in the amount of $664,000 (2003 - $nil), which bore interest at prime plus 2%, relating to production financing of two productions. The same related party assigned two non-interest bearing loans totalling $2,062,000 to the Company relating to the financing of production costs. These benefits are included in contributed surplus as described in note 14(a) in the notes to the consolidated financial statements.

As at August 31, 2004, the Company was owed $366,000 (2003 - $2,062,000) from the same related party above which is included in accounts and other receivables. This balance is unsecured, non-interest bearing and has no specified repayment date. The 2003 balance included a receivable related to a sale to a related party as described in (e) below.

d)

As at August 31, 2004, the Company was indebted to a company controlled by a director and officer of the Company in the amount of $443,000 (2003 - $nil) (note 7 in the notes to the consolidated financial statements ). This advance is non-interest bearing and due on demand.

e)

During the year ended August 31, 2004, revenue of $nil (2003 - $2,843,000), which was recognized after the date of the acquisition as described in note 9(c) in the notes to the consolidated financial statements , originated from the sale of certain distribution rights to the territory of France for the film entitled Crime Spree, to a company owned and controlled by a shareholder, director and officer of the Company. During the year ended August 31, 2004, the Company settled the amount receivable with a payable to the related party as described in (c) above.

f)

As at August 31, 2004, included in accounts receivable was $1,576,000 (US$1,200,000) (2003 - $nil) from a company owned by a member of senior management. This amount is a result of a sale of distribution rights to the related company prior to the individual becoming a member of senior management. The amount is secured by an irrevocable letter of credit.

A director and officer of the Company acts as legal counsel and is a director of a company which acts as a bare trustee for certain bridge lenders. During the year ended August 31, 2004, the Company paid interest and financing charges in the amount of $162,000 (2003 - $357,000), related to interim bridge production financing, to that company.

In August 2000, we completed a $7.9 million subordinated debenture financing (the "Debentures").  The Debentures were due in February 2002, bearing an interest rate of 18% per annum, 4% of which was deferred until the Debentures were repaid.  The Debentures were subordinate to our senior indebtedness. Purchasers of the Debentures received a 5% fee as well as warrants to purchase Common Shares exercisable at $5.00 per share (the "Warrants").  The directors, officers, insiders and associates who acquired Debentures and Warrants are as follows:

PURCHASER	AMOUNT OF DEBENTURE	NUMBER OF WARRANTS CURRENTLY OUTSTANDING
		COMMON SHARES
Timothy Gamble[4]	$200,000	8,880
W.D. Cameron White[5]	$150,000	6,660
Working Opportunity Fund (EVCC) Ltd. [1]	$1,800,000[2]	79,916

BCMC Capital Limited Partnership[3]	$2,586,000	77,580
BCMC Capital II Limited Partnership[3]	$1,414,000	42,420

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

During September and October of 2001, we repaid a portion of our subordinated debt disclosed above.  On November 30, 2001, we re-financed a portion of the remaining $5,687,000 outstanding subordinated debt.  The Working Opportunity Fund (EVCC) Ltd. ("WOF") increased its subordinated debt by $3,959,000, of which the proceeds repaid the outstanding indebtedness to BCMC Capital Limited Partnership, BCMC Capital II Limited Partnership and Business Development Bank of Canada.  In consideration for advancing these funds and agreeing to extend the loan past its February 2002 due date to December 2002, we agreed to pay WOF cash interest at 36% per annum and to grant them warrants to purchase up to an aggregate 160,000 Common Shares at a price of $1.255 per share on or before June 30 2003.  Yad Garcha and John Derek Douglas, two former Directors, are also insiders of WOF, which in turn was an insider of Peace Arch.

As consideration for not requiring the interest rate to be increased from 18% to 36% per annum, we agreed to grant Timothy Gamble, our former President and W.D. Cameron White, our Chairman, warrants to purchase up to 70,000 Common Shares at a price of $1.255 per share on or before June 30, 2003.

Other related party transactions and balances have been described elsewhere in the financial statements.

C.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER INFORMATION

Our financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) in Canada, the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP except as explained in note 25 of our fiscal 2004 consolidated financial statements included under Item 17 herein.

The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Annual Report.  The report of PricewaterhouseCoopers LLP, Chartered Accountants for each of the years in the three-year period ended August 31, 2004 and the consolidated balance sheet data as of August 31, 2003 and 2004 is included herein immediately preceding the financial statements.

Legal Proceedings

The Company's subsidiary Peace Arch Motion Pictures Inc. was named as one of several defendants in an action that commenced in June 2004 by Comerica Bank California. The Company believes that this claim is without merit because, among other things, the alleged events on which the claim is based occurred years prior to the formation of Peace Arch Motion Pictures Inc. The Company does not expect the outcome of this proceeding to have a material adverse effect on the company's financial position, results of operations, or liquidity.

On October 2, 2001, the Company initiated an action against Viacom, Inc., MTV Networks, VH1 Music First et al in British Columbia Supreme Court for damages in the amount of US$2,750,000 and consequential damages arising from the Defendants' failure to honour a contract for the co-financing of the television series Big Sound. During the year ended August 31, 2003, the subsidiary which initiated the action was sold as described in note 10 and any proceeds from the litigation will therefore be paid to PAPDC.

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

B.

SIGNIFICANT CHANGES

No significant changes took place since August 31, 2004.

ITEM 9.

THE OFFER AND LISTING

Our Common Shares trade on The Toronto Stock Exchange ("TSX"), and The American Stock Exchange ("AMEX") symbol PAE.   Our shares commenced trading on the TSX in November 1997 under the symbol "VE".  Effective July 19, 1999, our Class A Multiple Voting Shares and Class B Subordinate Voting Shares began trading on the TSX, at which time our Common Shares were delisted. Our Class B Subordinate Voting Shares began trading on AMEX on July 28, 1999.  Our new Common Shares began trading on TSX and AMEX on March 16, 2004.

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

STOCK TRADING ACTIVITY
	TSE						AMEX
	(amounts in CAD)						(amounts in USD)
	Class A		Class B		Common		Class B		Common
	High	Low	High	Low	High	Low	High	Low	High	Low
Annual
Year ending Aug 31, 2000	9.00	3.80	9.05	2.90			6.15	1.97
Year ending Aug 31, 2001	5.50	2.60	5.25	3.27			3.57	2.11
Year ending Aug 31, 2002	1.68	0.25	1.72	0.25			1.72	0.16
Year ending Aug 31, 2003	0.75	0.15	1.07	0.11			1.04	0.17
Year ending Aug 31, 2004					2.65	0.85			1.98	0.72
Quarterly
Year ending Aug 31, 2003
First Quarter	0.55	0.15	0.35	0.11			0.44	0.17
Second Quarter	0.55	0.20	0.36	0.15			0.33	0.18
Third Quarter	0.75	0.15	0.70	0.25			0.75	0.23
Fourth Quarter	0.70	0.45	1.07	0.50			1.04	0.50

Year ending Aug 31, 2004
First Quarter	1.75	0.60	1.85	0.72			1.48	0.53
Second Quarter	1.20	0.90	1.31	0.85			1.06	0.57
Third Quarter					2.50	0.90			1.68	0.72
Fourth Quarter					2.65	0.85			1.98	0.75
Monthly
August-04					1.33	0.85			1.05	0.75
September-04					1.10	0.70			0.93	0.52
October -04					0.83	0.60			0.69	0.45
November-04					0.95	0.75			0.88	0.59
December-04					1.05	0.85			0.88	0.68
January-05					0.86	0.52			0.72	0.44

Our shares are issued in registered form and the following information is from our registrar and transfer agent, CIBC Mellon Trust Company, located in Toronto, Ontario, Canada.

As at August 31, 2004, the shareholders' list for our shares showed 236 Registered Common shareholders and 20,898,491 Common Shares outstanding.  Of these shareholders, 154 holders of Common Shares were U.S. residents, owning 3,248,017 Common Shares representing 15.54% of the issued and outstanding shares.

ITEM 10.

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

Incorporated by reference to Note 13 of our August 31, 2004 consolidated financial statements in Item 17 herein.

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Incorporated by reference to our registration statement on Form F-1 (Reg. No. 333-10354).

On February 11, 2004 our shareholders approved the reorganization of our share capital and the continuance of the Company as further described in Item 14 herein.

C.

MATERIAL CONTRACTS

On August 1, 2003 we sold all of our shares in PAPDC for nominal consideration to Renegade Motion Picture Corporation.  The transaction is described under "Acquisition and Financing Transaction" of Item 4 herein and the agreement is incorporated by reference in Item 19 as exhibit 4.5.

On June 25, 2004, the Company voluntarily issued 3,489,814 Common Shares of the Company to Peace Arch Project Development Corp. ("PAPDC") in consideration for PAPDC agreeing to assume the obligation to Fremantle and Comerica (the "Lenders"), which are held in trust.  We have made arrangements for the immediate issuance of 3,153,814 Common Shares into escrow in satisfaction of its obligations to Fremantle as well as the issuance of 336,000 Common Shares into escrow in satisfaction of its obligations to Comerica. The Common Shares were issued to an escrow agent on June 25, 2004.  A director, officer and shareholder of the Company serves as an escrow agent to hold and direct the shares as appropriate to the Lenders and/or PAPDC upon the Lenders' decision to convert the obligations to Common Shares of the Company.  Pursuant to these arrangements, the Company also eliminated its right to receive the obligation of PAPDC to the Lenders (as more fully described in note 10(d) of the financial statements).  The transaction is further described in Item 4 herein and the agreements are incorporated by reference in Item 19.

Except as otherwise disclosed in this annual report and our financial statements and notes included elsewhere in this annual report, we have no other material contracts.

D.

EXCHANGE CONTROLS

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the payment of dividends, interest or other payments to non-resident holders of Common Shares, other than withholding tax requirements.  See "Taxation" for a discussion of these withholding requirements.

There is no limitation imposed by Canadian law on the right of a non-resident to hold or vote Common Shares, other than as provided by the Investment Canada Act (the "Act") enacted on June 20, 1985, as amended, as further amended by the North American Free Trade Agreement (NAFTA) Implementation Act (Canada) and the World Trade Organization (WTO) Agreement Implementation Act, which requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business", all as defined in the Act.  For the purposes of the Act, "control" can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business or the direct or indirect acquisition of interests in an entity that carries on a Canadian business, or which controls the entity, which carries on the Canadian business.  Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where one-third or more, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares.  Other rules apply with respect to the acquisition of non-corporate entities.

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

See "Information on the Company—Regulatory Considerations—Canadian Content Requirements" under Item 4B for a description of other Canadian, and Ontario ownership requirements.

E.

TAXATION

The discussions summarize the material tax considerations relevant to an investment in Common Shares by individuals and corporations who, for income tax purposes, are resident in the U.S. for purposes of the Convention (as hereinafter defined) and are not resident in Canada, who hold Common Shares as a capital asset, and who do not use or hold the Common Shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada (collectively, "Unconnected U.S. Shareholders" or "Holders").  The discussion of U.S. tax considerations is addressed only to Unconnected U.S. Shareholders whose "functional currency" within the meaning of section 985 of the Internal Revenue Code of 1986, as amended (the "Code''), is the U.S. dollar, and to U.S. citizens who are not residents in the U.S. for purposes of the Convention, but who otherwise meet the definition of Unconnected U.S. Shareholders. Furthermore, the discussion of U.S. tax considerations does not address the tax treatment of Unconnected U.S. Shareholders that own, or are deemed for U.S. federal income tax purposes to own, 10% or more of the total combined voting power of all classes of voting stock of Peace Arch.  This discussion does not cover any state, local or foreign tax consequences.  The discussion of Canadian tax considerations does not address the tax treatment of a trust, company, organization or other arrangement that is a resident of the U.S. and that is generally exempt from U.S. tax.

This discussion does not address all of the income tax consequences that may be applicable to any particular Holder subject to special treatment under the U.S. federal income tax law or to any particular Holder in light of such Holder's particular facts and circumstances.  Some Holders, including tax-exempt entities, banks, insurance companies and persons who hold the Common Shares as part of a synthetic security, conversion transaction or "straddle'' or hedging transactions may be subject to special and/or different rules not discussed below.  Statements of legal conclusion of U.S. tax considerations as to the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Common Shares by Unconnected U.S. Shareholders do not purport to be a complete analysis or listing of all possible tax considerations.  The discussion of U.S. tax considerations is based upon the sections of the Internal Revenue Code of 1986, as amended including the American Job Creation Act 2004 (the "2004 Act") which was enacted October 22, 2004, Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are applicable as of February 25, 2005, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  Statements of legal conclusions of Canadian tax considerations as to the material Canadian federal income tax consequences of the acquisition, ownership and disposition of the Common Shares by Unconnected U.S. Shareholders do not purport to be a complete analysis or listing of all possible tax consequences.  The discussion of Canadian tax considerations is based upon the provisions of the Income Tax Act (Canada) (the "Tax Act''), the Convention between Canada and the U.S. of America with Respect to Taxes on Income and on Capital, as amended from time to time (the "Convention''), our understanding of published administrative practices of Canada Revenue Agency (formerly, Canada Customs and Revenue Agency) and judicial decisions, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the U.S.

This discussion is not intended to be nor should it be construed as legal or tax advice to any particular investor. Therefore, prospective investors should consult their own tax advisors with respect to the tax consequences of an investment in the Common shares.

U.S. Federal Income Tax Considerations

Unconnected U.S. Shareholders generally will treat the gross amount of distributions paid by us, including the amount of any Canadian tax withheld, as foreign source dividend income for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as computed for U.S. federal income tax purposes. Distributions in excess of that amount will reduce an Unconnected U.S. Shareholder's tax basis in the Common shares, but not below zero, and the remainder, if any, will be treated as taxable capital gain.  In general, in computing its U.S. federal income tax liability, an Unconnected U.S. Shareholder may elect for each taxable year whether to claim a deduction or, subject to the limitations described below, a credit for Canadian taxes withheld from dividends paid on its Common shares.  If the Unconnected U.S. Shareholder elects to claim a credit for such Canadian taxes, the election will be binding for all foreign taxes paid or accrued by the Unconnected U.S. Shareholder for such taxable year.  The Code applies various limitations on the amount of the foreign tax credit that may be available to a U.S. taxpayer based upon the segregation of foreign source income into separate categories, or "baskets", of income.  For purposes of applying the foreign tax credit limitation, dividends are generally included in the passive income basket or the financial services income basket if received by a financial services entity.  The amount of credit that may be claimed with respect to the basket of income to which the dividend is allocated, and to which the foreign taxes are attributable, generally may not exceed the same proportion of the U.S. tax on worldwide taxable income, before applying the foreign tax credit as the U.S. holder's foreign source taxable income allocable to such basket bears to such U.S. holder's entire taxable income.  The foreign tax credit is disallowed for dividends on stock unless a minimum holding period requirement is satisfied and additional limitations may restrict the ability of some individuals to claim the foreign tax credit.  The 2004 Act amends the foreign tax credit provisions.  These amendments include reducing the limitations on certain classifications of income.  These amendments are effective for tax years beginning after 2006.  Accordingly, investors should consult their own tax advisors with respect to the potential consequences to them of the foreign tax credit limitations.  Dividends paid by us generally will constitute "portfolio income'' for purposes of the limitation on the use of passive activity losses by investors and "investment income'' for purposes of the limitation on investors' investment interest expense.  Dividends paid by us will not be eligible for the "dividends received deduction" generally allowed with respect to dividends paid by U.S. corporations under Section 243 of the Code, but may be eligible for the dividends received deduction which may be claimed by 10% corporate shareholders under Section 245 of the Code.

For U.S. federal income tax purposes, the amount of any distributions made on Common shares to an Unconnected U.S. Shareholder in Canadian dollars will equal the U.S. dollar value of the Canadian dollars calculated by reference to the appropriate exchange rate in effect on the date of receipt of the distribution, regardless of whether the Canadian dollars are actually converted into U.S. dollars upon receipt.  Unconnected U.S. Shareholders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Canadian dollars which are converted into U.S. dollars subsequent to receipt by the Unconnected U.S. Shareholder.

The sale of Common Shares generally will result in the recognition of gain or loss to the Holder in an amount equal to the difference between the amount realized and the Holder's adjusted basis in the Common Shares.  Provided the Holder is not considered a "dealer" in the Common Shares sold, gain or loss upon the sale of Common Shares will generally be capital gain or loss.

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

For any taxable year of Peace Arch, if at least 75% of our gross income is "passive income", as defined in the Code, or if at least 50% of our assets, by average fair market value, or, prior to fiscal year 1998, possibly by adjusted tax basis, are assets that produce or are held for the production of passive income, we will be a passive foreign investment company ("PFIC").  If we are a PFIC for any taxable year during which an Unconnected U.S. Shareholder owns any Common Shares, the Unconnected U.S. Shareholder will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1298 of the Code, with respect to all of such Unconnected U.S. Shareholder's Common Shares.  If we were treated as a PFIC at any time during an Unconnected U.S. Shareholder's holding period for Common Shares, such Unconnected U.S. Shareholder generally would be subject to additional tax as well as interest charges with respect to the deferral of tax for the period during which such Common Shares were held.  Any such additional tax and interest charges would apply upon the disposition of the Common Shares or the receipt of dividends.  Additionally, any gain realized on the disposition of Common Shares would be treated as ordinary income or taxable at ordinary income rates rather than as capital gain or taxable at capital gains rates, and the tax basis of the Common Shares held by an Unconnected U.S. Shareholder generally would not be stepped up to fair market value at death.  Under some circumstances, shareholders of a PFIC may elect to be taxed currently on their pro rata shares of PFIC income and capital gain or, report income currently on a mark to market basis with respect to their shares of stock in the PFIC.

We do not believe that we are likely to be a PFIC in the current or future taxable years; however, because the PFIC determination is made annually on the basis of facts and circumstances that may be beyond our control and because the principles and methodology for determining the fair market values of our assets are unclear, there can be no assurance that we will not be a PFIC for such years.

Special rules not described herein will also apply if we become a "controlled foreign corporation" "foreign personal holding company" or "foreign investment company" for U.S. federal income tax purposes.  We would be treated as a controlled foreign corporation if "U.S. Shareholders" were to own, actually or constructively, more than 50% of the total combined voting power or total value of us.  For this purpose, the term "U.S. Shareholder" means a U.S. person who owns, actually or constructively, ten percent or more of the total combined voting power of Peace Arch.  A US shareholder of a controlled foreign corporation owning the shares for an uninterrupted period of 30 days or more must include in gross income their proportionate share of the controlled foreign corporation's income whether distributed or not.

We would be treated as a "foreign personal holding company" if at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned directly or indirectly by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company's gross income for such year (reduced to 50% in subsequent years) was derived from certain passive sources.  In that event, U.S. Holders that hold shares would be required to include in gross income for such year their allocable portion of such passive income to the extent the Company does not actually distribute such income.  The 2004 Act repeals the foreign personal holding company rules.  This repeal is effective after 2004.

We would be treated as a "foreign investment company" as defined in Section 1246 of the Code if 50% or more of the combined voting power or total value of the Company's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting or trading in securities, commodities or any interest therein.  It we are assessed as being a foreign investment company, then this could cause all or part of any gain realized by a U.S. Holder selling or exchanging shares to be treated as ordinary income rather than capital gain.  The 2004 Act repeals the foreign investment company rules.  This repeal is effective after 2004.

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

U.S. Information Reporting and Backup Withholding

Under U.S. treasury regulations that are generally effective with respect to payments made after December 31, 2000 (the "new withholding Regulations"), the proceeds of a sale of Common Shares through a U.S. or U.S. related broker may be subject to U.S. information reporting and may be subject to the 28%  U.S. backup withholding requirements.  Unconnected U.S. Shareholders generally can avoid the imposition of U.S. non-resident withholding tax by reporting their taxpayer identification number on an Internal Revenue Service Form W-9.  Non-U.S. shareholders generally can avoid the imposition of U.S. backup withholding tax by providing to their broker or paying agent a duly completed Internal Revenue Service Form W-8 BEN. Any amounts withheld under the backup/non-resident withholding rules will be allowed as a refund or a credit against the shareholder's U.S. Federal income tax, provided the required information is furnished to the Internal Revenue Service.

Dividends paid in the U.S. on the Common Shares to Unconnected U.S. Shareholders or to non-U.S. shareholders through a U.S. or U.S. related person might be subject to the 28% U.S. backup/non-resident withholding tax unless certification requirements are satisfied.

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

Canadian Tax Considerations

Dividends paid or credited, or that we deem to pay or credit, on the Common Shares to Unconnected U.S. Shareholders will be subject to Canadian withholding tax.  Under the Convention, the maximum rate of withholding tax on dividends paid or credited on the Common shares is 15% if the beneficial owner of such dividends is an Unconnected U.S. Shareholder.  However, that rate is reduced to 5% under the Convention if the beneficial owner of such dividends is an Unconnected U.S. Shareholder that is a corporation that owns at least 10% of the voting stock of Peace Arch.

An Unconnected U.S. Shareholder will not be subject to tax in Canada on any capital gain realized upon a disposition or deemed disposition of the Common Shares, provided that the Common Shares do not constitute "taxable Canadian property" of the Unconnected U.S. Shareholder within the meaning of the Tax Act.  The Common Shares will not generally constitute taxable Canadian property of the Unconnected U.S. Shareholder unless, at any time in the five-year period that ends at the time of the disposition, the Unconnected U.S. Shareholder, either alone or together with persons with whom the Unconnected U.S. Shareholder did not deal at arm's length, owned, had an interest in or the right to acquire 25% or more of the issued Common Shares or any series or class of our capital stock.  Even if the Common Shares are taxable Canadian property, under the Convention, gains derived by an Unconnected U.S. Shareholder would generally not be taxable in Canada unless the value of the Common Shares is derived principally from real property situated in Canada.  We believe that the value of our Common Shares is not currently principally derived, directly or indirectly, from real property situated in Canada and do not expect this to change in the foreseeable future.

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

I.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE

DISCLOSURES ABOUT MARKET RISK

The following discussion should be read in conjunction with Notes 8, 16,  and 2 1 to the consolidated financial statements attached herein in Item 17.  We are subject to two main market risks: Interest rate risk and foreign currency exchange risk. The Company does not use financial derivatives to hedge market risks.

Interest rate risk arises because we borrow funds from banks and other financial institutions to finance the production costs of our film and television programs, which are generally incurred in advance of contracted receipts and revenues from these programs. These loans usually bear interest at rates that change as market interest rates fluctuate. A rise in interest rates would cause an increase in the cost to produce our film and television programs and an adverse effect on our results of operations and financial condition.  At August 31, 2004 we had borrowings of $12 ,598,000 in United States and Canadian dollar currencies outstanding from financial institutions. The United States dollar loans bear interest at rates ranging from the financial institute's United States dollar base rate plus 0.5% to plus 2.5% while loans in Canadian dollars bear interest at rates ranging from a financial institute's prime lending rate plus 1.25% to plus 2.0%.

The following table presents principal cash flows, presented in Canadian dollars, and related interest rate sensitive financial instruments, by fiscal year of maturity.

	Expected to mature before August 31
	Fair Value	Total	2004	2005
Production Loans
Floating rate – US$	4,343	4,343	3,373	970
Average interest rate		3.51%
Floating rate – Cdn$	7,572	7,572	7,572
Average interest rate		5.24%
Other (1)	683	683	683
Total	12,598	12,598	11,628	970

(1)  Interest is payable as a flat fee negotiated at the inception of the loan.

We receive a portion of our revenues from U.S. and international sources in U.S. dollars while costs are payable primarily in Canadian dollars.  Accordingly, operating results can be affected by fluctuations in the U.S. dollar exchange rate.  Currency exchange rates are determined by market factors beyond our control and may vary substantially during the course of a production.  If the Canadian dollar were to strengthen in relation to the U.S. dollar, our effective costs would rise in relation to our revenues.  We do not maintain U.S. currency balances in excess of our estimated U.S. payables.  From time to time we use derivative instruments to reduce our exposure to foreign currency risk.  At the present time we have no derivative instruments outstanding.  The average exchange rate for fiscal 2004 was Cdn$0.7511 per US$1.00 (2003 - Cdn$0.6774 per US$1.00).

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Under the Company Act (British Columbia), by special resolution dated February 11, 2004, our share capital was reorganized by altering the Memorandum and Articles to eliminate the distinction between Class A Multiple Voting Shares without par value and Class B Subordinate Voting Shares without par value and naming such shares as Common Shares without par value each having one vote.  Each Class A Multiple Voting Share was exchanged for one new Common Share and one Class B Subordinate Voting Share was exchanged for one new Common Share.  The reclassification was implemented to simplify the Company's share capital.  Our Common Shares began trading on the TSX and AMEX on March 16, 2004 under the trading symbol PAE.

Under the Company Act (British Columbia), by special resolution dated February 11, 2004, the Company was authorized by the shareholders to alter the Company's Articles by deleting Article 29 "Restrictions on the Issue and Transfer of Shares" resulting in our authorized share capital being 200,000,000 Common Shares with no par value as well as 25,000,000 Preferred Shares with no par value.

By special resolution dated February 11, 2004, the Company was authorized by the shareholders to make application to the British Columbia Registrar of Companies for authorization to permit the Company to apply for a certificate of continuance under the Business Corporations Act (Ontario) "OBCA" and authorized to make application to the Director under section 180 of the OBCA for a certificate of continuance continuing the Company under the OBCA.  These applications were accepted and PAE became an Ontario corporation on September 1, 2004.  Under the Articles of Continuance the Company's authorized share capital was changed to an unlimited amount of Common Shares with no par value and an unlimited amount of Preference Shares with no par value.

ITEM 15.

CONTROLS AND PROCEDURES

The Company's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company.

There were no significant changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

[RESERVED]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company's Board of Directors has determined that Ian Fodie qualifies as an "audit committee financial expert" as defined by the rules of the SEC.   Ian Fodie has had an extensive career, including serving as the CFO for Sextant Entertainment Group Inc., and International Keystone Entertainment Inc.  Mr. Fodie has also been a financial analyst for B.C Hydro and Power Authority.  He studied at the University of Otago in New Zealand where he received his Bachelor of Commerce, as well, continued on to achieve his Chartered Accountant NZ designation.   The Company's audit committee consists entirely of independent directors, and they meet certain independence criteria outside of their work as board or committee members.  They do not accept directly or indirectly any consulting, advisory or other compensatory fee from the Company or its subsidiaries, nor are "affiliated persons" of the Company or any of its subsidiaries.

ITEM 16B.

CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  A copy of the Company's Code of Ethics is currently posted on our website at www.peacearch.com, and will be furnished, without charge, to any person who requests such copy by writing to the Chief Financial Officer, Peace Arch Entertainment Group Inc., 124 Merton Street, Suite 407, Toronto, Ontario CANADA M4S 2Z2.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP ("PwC") has served as our independent auditors since March 15, 2003.  Prior to PwC's appointment our auditors were KPMG, LLP.  Our shareholders have approved the appointment of PwC as our independent auditors for the fiscal year ending August 31, 2004.

Services and Fees of Auditors

The following table presents fees paid for services rendered by PwC for the 12-month periods ended August 31:

Description	2004	2003
Audit Fees	224,700	175,000
Out of Pocket Disbursements	31,581	16,777
Audit Related Fees	40,660	67,500
Tax Fees	49,300	55,200
Total	346,241	324,477

Audit Fees are defined as the standard audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements of the Company and to issue reports on the local statutory financial statements. It also includes services that can only be provided by the Company's auditor such as auditing of non-recurring transactions and application of new accounting policies, audits of significant and newly implemented system controls, pre-issuance reviews of quarterly financial results, consents and comfort letters and any other audit services required for US Securities and Exchange Commission or other regulatory filings.  The audit committee has approved 100% of audit services for fiscal 2004 and 2003 respectively.

Audit Related Fees include those other assurance services provided by auditors but not restricted to those that can only be provided by the auditor signing the audit report. They comprise amounts for services such as acquisition due diligence, audits of pension and benefit plans, contractual audits of third party arrangements, assurance services on corporate citizenship reporting, and consultation regarding new accounting pronouncements.  The audit committee has approved 100% of audit related services for fiscal 2004 and 2003 respectively.

Tax Fees represent periodic tax consultations and compliance services in various local, regional and national tax jurisdictions.  The Audit Committee approved all of the tax services provided by PwC in 2004.

The Audit Committee has determined that the provision by PwC of non-audit services to the Company in fiscal 2004 is compatible with PwC's maintaining its independence.

Audit Committee Pre-approval Policy

Our Audit Committee is responsible for the oversight of our independent auditor's work. Our Audit Committee's policy is to pre-approve all audit and non-audit services provided by PwC. These services may include audit services, audit-related services, tax services and other services, as described above. In such an event, the Audit Committee sets forth its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. In urgent circumstances, the Audit Committee's Chair, may issue such a pre-approval. Additional services may be pre-approved on an individual basis. PwC and our management then report to the Audit Committee on a quarterly basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS

Not applicable.

ITEM 16E.

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases made by or on behalf of the Company or any "affiliated purchaser" of the Company's equity securities.

PART III

ITEM 17.

FINANCIAL STATEMENTS

Our financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Generally Accepted Accounting Principles (GAAP) in Canada, the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as described in Note 25 to the audited financial statements included herein.

Audit Report

Consolidated Balance Sheet

Consolidated Statement of Earnings

Consolidated Statement of Deficit

Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

Peace Arch Entertainment Group Inc.

Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

Auditors' Report

To the Shareholders of

Peace Arch Entertainment Group Inc.

We have audited the consolidated balance sheets of Peace Arch Entertainment Group Inc. as at August 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated statement of operations, deficit and cash flows for the year ended August 31, 2002 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated December 6, 2002.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

December 30, 2004 (except for note 25, which is as of February 18, 2005)

Comments by Auditors for United States readers on Canada - U.S. reporting differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the financial statements, or when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the changes described in notes 2(l) and 25 to the financial statements. Our report to the shareholders dated December 30, 2004, except for note 25 which is as of February 18, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements and do not require a reference to a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

December 30, 2004 (except for note 25, which is as of February 18, 2005)

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

As at August 31, 2004 and 2003

(expressed in thousands of Canadian dollars)

	2004 $	2003 $

Assets

Cash and cash equivalents	1,484	911

Accounts and other receivables (note 3)	16,088	14,747

Investment in film and television programming (note 4)	18,349	20,805

Prepaid expenses and deposits	119	407

Property and equipment (note 5)	89	35

Restricted term deposits (note 12)	21,339	-

	57,468	36,905

Liabilities

Production loans (note 8)	12,598	17,973

Accounts payable and accrued liabilities (note 7)	12,399	2,973

Deferred revenue	3,324	8,823

Distribution obligation (note 11)	1,467	2,312

Obligation to issue shares (note 10(d))	3,093	2,887

Revenue guarantee obligation (note 12)	21,339	-

	54,220	34,968

Shareholders' Equity

Capital stock (note 14)	35,925	35,878

Contributed surplus (note 15)	2,085	337

Other paid-in capital	680	680

Deficit	(35,442)	(34,958)

	3,248	1,937

	57,468	36,905

Nature of operations and going concern (note 1)

Commitments and contingencies (note 20)

Subsequent events (note 24)

Approved by the Board of Directors

(signed) Gary Howsam Director	(signed) Maria Di Pasquale Director

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Operations

For the years ended August 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars, except per share amounts)

	2004 $	2003 $	2002 $

Revenue	21,236	21,465	6,494

Expenses
Amortization of investment in film and television programming and other production costs (note 4)	18,774	18,827	7,254
Selling, general and administrative	3,370	3,088	4,835
Other amortization	17	230	476

	22,161	22,145	12,565

Loss from operations before the undernoted	(925)	(680)	(6,071)
Interest income	39	125	597
Interest expense (note 16)	(220)	(495)	(2,364)
Provision for obligation to issue shares (note 10(d))	(207)	-	-
Loss on disposal of subsidiary (note 11)	-	(164)	-
Foreign exchange (loss) gain	(575)	778	59
Gain on modification of debt (note 10(d))	-	3,094	-
Recovery of selling, general and administration expenses (note 11)	427	-	-
Write-off of goodwill (note 6)	-	-	(166)
Deferred gain on disposal of real estate assets (note 9)	-	127	176

(Loss) earnings before income taxes	(1,461)	2,785	(7,769)

Income tax recovery	(977)	(74)	(748)

Net (loss) earnings for the year	(484)	2,859	(7,021)

Net (loss) earnings per common share (note 17)

Basic	(0.03)	0.24	(1.81)

Diluted	(0.03)	0.19	(1.81)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

For the years ended August 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

	2004 $	2003 $	2002 $

Balance - Beginning of year	(34,958)	(37,817)	(30,796)

Net (loss) earnings for the year	(484)	2,859	(7,021)

Balance - End of year	(35,442)	(34,958)	(37,817)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

 For the years ended August 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

	2004 $	2003 $	2002 $

Cash flows from operating activities
Net (loss) earnings for the year	(484)	2,859	(7,021)
Items not affecting cash
Amortization of film and television programming (note 4)	14,693	18,324	4,070
Amortization of deferred financing costs	-	-	470
Income tax recovery	(989)	-	-
Other amortization	17	230	476
Interest on debt discount	-	-	250
Provision for share issuance	207	-	-
Stock-based compensation	11	-	-
Loss on disposal of subsidiary	-	164	-
Deferred gain on disposal of real estate assets	-	(127)	(176)
Gain on modification of debt	-	(3,094)	-
Writedown of investment in film and television programming	2,516	278	-
Write-off of goodwill (note 6)	-	-	166
Bad debt	-	-	1,675
Investment in film and television programming	(14,754)	(15,572)	(324)
Changes in non-cash operating working capital (note 18)	2,029	(5,701)	19,991

	3,246	(2,639)	19,577

Cash flows from investing activities
Restricted cash deposits (note 12)	(21,339)	-	-
Trademarks	-	-	(1)
Property and equipment purchases	(71)	(38)	(44)
Proceeds on sale of assets - net	-	49	5,870

	(21,410)	11	5,825

Cash flows from financing activities
Issuance of common shares	47	1,390	-
Issuance of production loans	9,088	8,211	-
Repayment of production loans	(11,737)	(7,330)	(16,592)
Repayment of term loans	-	(700)	(10,819)
Issuance of revenue guarantee obligation (note 12)	21,339	-	-

	18,737	1,571	(27,411)

Increase (decrease) in cash and cash equivalents	573	(1,057)	(2,009)

Cash and cash equivalents - Beginning of year	911	1,968	3,977

Cash and cash equivalents - End of year	1,484	911	1,968

Supplemental cash flow information
Interest paid	657	24	1,978
Income taxes paid	-	-	18
Income taxes recovered	-	74	349

Non-cash transactions
Conversion of an account payable to debt	-	-	6,626
Increase in investment in film and television programming and debt	-	-	1,158
Distribution rights acquired (note 11)	-	2,649	-
Note receivable on sale of property (note 9)	-	-	1,000
Liabilities and receivable from co-producer	-	-	1,675
Discounts on debt	-	-	213
Distribution obligation (note 11)	-	2,312	-
Issuance of shares for acquisition of subsidiary and other assets	-	2,500	-
Obligation to issue shares (note 10(d))	-	2,887	-
Related party loan forgiveness (note 23(c))	2,726	-	-
Repayment of related party balances through legal offset (note 3)	1,960	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

1

Nature of operations and going concern

Based in Toronto, Vancouver, Los Angeles and London, England, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the company) is an integrated company that creates, develops, produces and distributes film, television and video programming for worldwide markets.

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

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The company has undergone substantial financial restructuring and requires additional financing until it can generate positive cash flows from operations. While the company continues to maintain its day-to-day activities and produce films and television programming, its working capital situation is severely constrained. Furthermore, the company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

The application of the going concern basis is dependent upon the company obtaining additional financing in the short term and achieving sufficient cash flows from operations to fund continuing operations and meet its obligations as they come due. Management is currently in discussions with potential lenders to close additional financing. There is no assurance that the company will be successful in its financing efforts and in achieving sufficient cash flows from operations to fund working capital. If the company is unsuccessful, the company may be required to significantly reduce or limit operations.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate. If the going concern basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

2

Significant accounting policies

a)

Basis of presentation

The consolidated financial statements of the company are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which conform, in all material respects, with generally accepted accounting principles in the United States (U.S. GAAP), except as described in note 25.

The consolidated financial statements include the accounts of Peace Arch Entertainment Group Inc. and all of its subsidiaries. All material intercompany balances and transactions have been eliminated.

(1)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

During the years ended August 31, 2004 and 2003, the majority of the company's film productions were undertaken in combination with other independent film producers. Each producer's rights and obligations are set out in a co-production agreement. Pursuant to such agreements, for accounting purposes, the company is considered to have control of these productions and records all production costs less contributions from co-producers as investment in film and television programming. The company retains distribution rights to Canada whilst the co-producer retains distribution rights to other prescribed territories.

b)

Revenue recognition

Revenue from the sale of film and television programming rights and licence arrangements is recognized only when persuasive evidence of a sale or arrangement with a customer exists, the film is complete and the contractual delivery arrangements have been satisfied, the licence period has commenced, the arrangement fee is fixed or determinable, collection of the arrangement fee is reasonably assured, and other conditions as specified in the respective agreements have been met.

Revenue from production services for third parties is recognized when the production is completed and delivered. All associated production costs are deferred and charged against income when the film is delivered and the related revenue is recognized.

Fees for other services provided to third parties are recognized as revenue when the services are performed and there is reasonable assurance over the collection of the fees.

Cash received in advance of meeting the revenue recognition criteria described above is recorded as deferred revenue.

c)

Cash equivalents

Cash equivalents include highly liquid investments with terms to maturity of 90 days or less when purchased.

d)

Investment in film and television programming

Investment in film and television programming represents the unamortized costs of film and television programming that has been produced by the company or for which the company has acquired distribution rights. Investment in film and television programming also includes film and television productions in progress, acquired film and television program distribution rights, and film and television programming in development.

(2)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Costs of acquiring distribution rights and producing film and television programs are capitalized and amortized using the individual film forecast method, whereby capitalized costs are amortized, and ultimate participation costs are accrued, in the proportion that current revenue bears to management's estimate of ultimate revenue expected to be recognized from the exploitation, exhibition or licensing of the film or television program. For acquired film and television program titles, capitalized costs consist of minimum guarantee payments to the producer to acquire the distribution rights. For film and television programs produced by the company, capitalized costs include all direct production and financing costs incurred during production that are expected to benefit future periods. Financing costs are capitalized to the costs of a film or television program until the film or television program is complete. For episodic television series, until estimates of secondary market revenue can be established, capitalized costs for each episode produced are limited to the amount of revenue contracted for each episode. Costs in excess of this limitation are expensed as incurred on an episode-by-episode basis. Production financing provided by third parties that acquire substantive equity participation is recorded as a reduction of the cost of the production.

Productions in progress represent the accumulated costs of productions that have not been completed or delivered by the company.

Film and television programming in development includes the costs of acquiring film rights to books, stage plays, or original screenplays, and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, the development costs are reclassified to productions in progress. Development costs are written off at the earlier of the date they are determined not to be recoverable, when projects under development are abandoned, or three years from the date of the initial investment.

For films other than episodic television series and acquired rights, ultimate revenue includes estimates over a period not to exceed 10 years following the date of initial release. For episodic television series, ultimate revenue includes estimates of revenue over a period not to exceed 10 years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode, if later.

Revenue estimates are prepared on a title-by-title basis and are reviewed periodically based on current market conditions. For film, revenue estimates include licensing of television broadcast rights, sale of videocassettes and DVDs, and box office receipts. For television programs, revenue estimates include licensed rights to broadcast television programs. Ultimate revenue includes estimates of secondary market revenue for produced episodes only when the company can demonstrate through its experience or industry norms that the number of episodes already produced, plus those for which a firm commitment exists and the company expects to deliver, can be licensed successfully in the secondary market. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in film and television programming may be required as a consequence of changes in management's future revenue estimates.

(3)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The valuation of investment in film and television programming, including acquired film rights, is reviewed on a title-by-title basis. When an event or change in circumstances indicates that the fair value of a film or television program is less than its unamortized cost, the fair value of the film or television program is determined using management's estimates of future revenues and costs under a discounted cash flow approach. A writedown is recorded equivalent to the amount by which the unamortized costs exceed the estimated fair value of the film or television program.

e)

Prints, advertising and marketing expenses

The cost of film prints is deferred as a part of investment in film and television programming and charged to earnings on a straight-line basis over the period of theatrical release. The costs of advertising and marketing are expensed as incurred.

f)

Property and equipment

Property and equipment are stated at cost and amortized on the following basis:

Computers, furniture and equipment	20% declining balance
Production equipment	20% declining balance
Leasehold improvements	Lease term plus one renewal period

Effective September 1, 2003, the company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3063, "Impairment of Long-Lived Assets", on a prospective basis. Under this section, an impairment loss is recognized when the carrying amount of a long-lived asset is not recoverable, and is measured as the amount by which the carrying value of an asset exceeds its fair value. The adoption of this standard had no impact on the company's results of operations or financial position.

g)

Income taxes

Future income taxes are provided for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the company does not consider it to be more likely than not that a future tax asset will be realized, it provides a valuation allowance against the excess.

(4)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

h)

Goodwill

Effective September 1, 2002, the company adopted the CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Previously, the company amortized goodwill on a straight-line basis over periods of up to 10 years. Based on the new standard, goodwill is no longer amortized but is tested for impairment annually, or more frequently if impairment indicators arise, to determine if an impairment loss should be recognized. In accordance with this section, this change was not applied retroactively and the amounts presented for prior periods have not been restated.

The following is the pro forma effect had the year ended August 31, 2002 been subject to the new accounting policy:

2002
$
Reported net loss	(7,021)
Goodwill amortization	72
Adjusted net loss	(6,949)

Adjusted net loss per share - basic and diluted	(1.81)

i)

Foreign currency translation

Foreign currency denominated assets and liabilities are translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at exchange rates in effect at the time of the transaction. Resulting translation gains and losses are included in the consolidated statement of earnings.

Translation gains and losses of integrated foreign operations are included in the determination of earnings.

j)

Net (loss) earnings per common share

Basic net (loss) earnings per share is computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted net (loss) earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net (loss) earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

k)

Government assistance

Refundable tax credits are recorded as a reduction of the cost of related films. Tax credits are recognized when there is reasonable assurance that the amount claimed will be received.

(5)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

l)

Stock-based compensation

The company has elected to prospectively adopt the CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", recommendation relating to stock options granted to employees subsequent to September 1, 2003. The standard requires the recognition of stock-based compensation expense for all employee and non-employee stock-based compensation transactions using a fair value based method. Consideration paid plus the fair value of the options is recorded as capital stock on exercise of the options.

The adoption of this accounting policy resulted in the recognition of $11,000 in compensation expense and additional contributed surplus for the year ended August 31, 2004. For the prior period, the company has disclosed the pro forma effects of the stock options granted to employees. The change in accounting policy did not result in any adjustment to the company's opening deficit balance. A description of the company's stock-based compensation plan is disclosed in note 14.

m)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant assumptions made by management in the preparation of the company's consolidated financial statements include future revenue projections used for the purposes of amortizing investment in film and television programming, provision for doubtful debts, recoverability of tax credits receivable, valuation allowances and impairment assessments for various assets including investment in film and television programming and productions in progress. Actual results may ultimately differ from those estimates.

Investments in film and television programming are carried at the lesser of unamortized capitalized cost and estimated fair value determined on a film-by-film basis. Future changes in general economic conditions, market preferences and other factors may result in the carrying value of a particular film becoming impaired as management may revise its estimates of the ultimate revenue to be received in respect of each film.

n)

Comparative figures

Certain comparative figures have been reclassified to conform to the basis of presentation adopted for the current year.

o)

Operating cycle

As the company's principal activity is the development, production and distribution of films and television programming for which the normal operating cycle exceeds one year, the company maintains a non-classified balance sheet.

(6)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Accounts and other receivables

	2004 $	2003 $

Trade receivables	7,385	4,579
Due from related party (note 23(c))	366	2,062
Tax credits receivable	8,337	8,106

	16,088	14,747

The company borrows from financial institutions to make films. These financial institutions sometimes require receivables from one film to be pledged as security against loans relating to another film. At August 31, 2004, $5,765,000 (2003 - $6,421,000) of the trade receivables are cross-collateralized against various financial institution loans of $6,483,000 (2003 - $11,204,000).

The amount due from the related party is non-interest bearing and has no specified terms of repayment, as described in note 23(c). During the year ended August 31, 2004, $1,960,000 of the accounts receivable due from the related party was settled through the execution of a legal right of offset against an accounts payable balance due to the same entity.

Tax credits receivable are Canadian federal and provincial government refundable tax credits related to specific film productions made in Canada. Amounts recorded represent management's best estimate of the amount recoverable. All amounts are subject to final determination by the relevant tax authorities.

Investment in film and television programming

Investment in film and television programming represents the unamortized costs of film and television projects which are in development, production or release and the costs of acquiring distribution rights to completed properties.

(7)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The components are as follows:

			2004			2003
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Theatrical films
Released	39,754	32,507	7,247	22,795	16,697	6,098
Productions in progress	8,057	-	8,057	11,536	-	11,536
In development	1,046	-	1,046	235	-	235
Television programming
Released	826	623	203	-	-	-
Productions in progress	115	-	115	287	-	287
Distribution rights retained (note 11)	2,649	968	1,681	2,649	-	2,649

	52,447	34,098	18,349	37,502	16,697	20,805

a)

The company estimates that approximately 55% of unamortized cost at August 31, 2004, related to released theatrical films and television programming, will be amortized during the year ending August 31, 2005 and 80% will be amortized during the three-year period ending August 31, 2007.

b)

As at August 31, 2004, the company has $268,460 (2003 - $nil) accrued participation costs that it expects to pay in the year ending August 31, 2005.

c)

Interest and financing charges capitalized to the cost of film production during the year ended August 31, 2004 amounted to $428,000 (2003 - $1,061,000).

d)

On August 1, 2003, the company disposed of the wholly owned subsidiary that owned all film and television properties and rights existing at the date of the business combination and financing transactions as described in note 11. In conjunction with this transaction, the company retained an exclusive right to distribute the film and television properties for a period of 25 years. During the year ended August 31, 2004, the agreement was amended such that the distribution term was reduced to 12 years, for no consideration. The company's distribution rights related to these television programs are reflected above under distribution rights retained.

e)

During the year ended August 31, 2004, the company reviewed future revenue projections supporting the carrying value of its investment in film and television programming in accordance with its accounting policy described in note 2(d). The lower estimates of its future revenue projections with reference to current and anticipated market conditions resulted in a writedown of $2,517,000 (2003 - $278,000) in theatrical film investments. This writedown is included in amortization of investment in film and television programming and other production costs on the statement of operations.

(8)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

5

Property and equipment

			2004			2003
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Computers, furniture and equipment	70	9	61	12	1	11
Production equipment	24	8	16	26	2	24
Leasehold improvements	12	-	12	-	-	-

	106	17	89	38	3	35

Goodwill

The company has no recorded goodwill.

During the year ended August 31, 2002, the company wrote off the remaining unamortized cost of goodwill of $166,000 related to its 1995 acquisition of The Eyes Multimedia Productions Inc. as the net carrying value of the assets was determined to exceed the estimated future undiscounted cash flows from these assets.

7

Accounts payable and accrued liabilities

	2004 $	2003 $

Trade accounts payable	4,560	1,751
Production related payables	5,804	1,086
Distribution liabilities	1,201	-
Due to related party (note 23(d))	443	-
Other accrued liabilities	391	136

	12,399	2,973

$1,888,000 of the production related payables are not expected to be repaid during the year ending August 31, 2005. All remaining balances are considered current.

Production loans

The company enters into various loan financing arrangements prior to commencing production of a film project. Such loans are usually specific to each film production but may be secured by the receivables of several films.

(9)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Production loans comprise the following:

	2004 $	2003 $

Bank and other financial institution loans (a)	11,915	14,215
Related party production loans (b)	-	1,960
Interim bridging loans (c)	683	1,798

	12,598	17,973

The company expects the production loans to be repaid as follows:

$

2005	11,628
2006	970

12,598

a)

Bank and other financial institution loans

The company borrows from banks and other financial institutions to finance the costs of film production. Repayments may be solely due from cash flows derived from each film or sometimes across a number of films financed by the same lender. Each loan is either independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits and subsidies associated with each film or may be collaterized across a number of films.

Of the loans outstanding, $4,343,000 (2003 - $6,501,000) is denominated in United States dollars and bears interest at rates ranging from the Royal Bank of Scotland's United States dollar base rate plus 0.5% to plus 2.75%. Loans denominated in Canadian dollars bear interest at rates ranging from the Canadian Imperial Bank of Commerce's prime lending rate plus 1.25% to plus 2% or the Royal Bank's prime lending rate plus 2%. As at August 31, 2004, the weighted average interest rate of the loans outstanding was 5.2% (2003 - 4.7%).

The company undertakes many of its film productions in conjunction with a co-producer in another country and the production subsidiary is contingently liable for certain debts of the co-producer in the event of a default. Additional details are provided in note 20(a).

b)

Related party production loans

The wholly owned production subsidiaries that produced the films Crime Spree, Absolon, Partners in Action, Detention and The Limit were acquired by the company pursuant to the business combination described in note 10(c). The production costs of these films have been in part financed by loans from Greenlight Entertainment Inc. (GEI), a subsidiary of CPC Communications Inc. (CPC) (the parent company of GFT Entertainment Inc. prior to the transactions described in note 10), and a company that became related by virtue of the business combination. GEI is controlled by a shareholder and officer of the company.

(10)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

These loans, which are denominated in United States dollars, are measured at the exchange amount, bear interest at the rate of prime plus 2% per annum, are repayable on the earlier of the date that is two years following the delivery of the film or January 31, 2005, and are subject to similar security arrangements to the bank loans described in (a) above but are, in all cases, subordinated to them. As at August 31, 2004, the weighted average interest rate of the loans outstanding was nil% (2003 - 5.9%).

Certain residual proceeds from the exploitation of Crime Spree, Absolon and Partners in Action are cross-collaterized to secure repayment of the bank and GEI loans to these three production companies.

As at August 31, 2004, $nil (2003 - $1,960,000) was outstanding with respect to loans described in note 23(c). During the year ended August 31, 2004, the related party settled the loan through the execution of a legal right of offset against an accounts receivable balance due from the same entity (note 3).

c)

Interim bridging loans

The wholly owned production subsidiaries borrow, from various parties, on an interim basis prior to the closing the financing for a film. These "bridge loans" are repaid at the time of closing of financing and are secured by the distribution and other rights to the film owned by the production subsidiary. These loans bear interest at the rate of 1.5% per month of the principal balance outstanding plus a premium payable at maturity. Fees and interest incurred during the year ended August 31, 2004 on such financing, which amount to $91,000 (2003 - $44,000; 2002 - $nil), are incorporated in the cost of the films. As at August 31, 2004, the weighted average interest rate of the loans outstanding was 18%.

Deferred gain on disposal of real estate assets

During the year ended August 31, 2002, the company sold two real estate properties. In October 2001, the first property was sold for gross proceeds of $2,313,000 and realized a gain on the sale of $88,000. In January 2002, the second property was sold for gross proceeds of $4,772,000. As consideration, the company received cash in the amount of $3,722,000 and a note receivable for the remainder.

At August 31, 2002, the company continued to occupy the second property through an operating lease arrangement. As the present value of the minimum lease payments was greater than the gain on the sale of $523,000, the gain was deferred and amortized over the four-year minimum lease term. During the year ended August 31, 2003, the company amortized $127,000 of the deferred gain prior to disposal of the subsidiary in which the gain was recorded.

(11)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

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

a)

Private placement financing

The company issued 5,000,000 Common Shares at an agreed price of $0.30 per share, for total cash proceeds of $1,500,000 (note 14).

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

Pursuant to the reorganization, the company's wholly owned subsidiary PAPDC became the owner of substantially all of the assets and business (collectively, the pre-existing assets) that the company owned immediately prior to undertaking its business combination through the acquisition of GFT Entertainment Inc. (see (c) below) on January 20, 2003. The pre-existing assets consisted principally of accounts and loans receivable, film and television programming rights, and all shares and other securities (including intercompany loans) held by the company in its subsidiaries existing at January 20, 2003.

At the same time, PAPDC and its subsidiaries directly or indirectly were assigned substantially all of the pre-existing debts and liabilities of the company, including the company's indebtedness to Fremantle and Comerica. However, the company continued to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica under Conversion Rights Certificates (the conversion instruments) issued by the company to each of them (see (d) below for additional discussion).

c)

Business combination

On January 20, 2003, the company acquired certain film assets owned and controlled by CPC for $2.5 million, the consideration being the issuance of 8,333,333 Common Shares of the company at a deemed price of $0.30 per share. The primary asset acquired was a 100% ownership interest in GFT Entertainment Inc., which itself was a 100% shareholder in five special purpose production companies that owned various rights to five films, namely Crime Spree, Partners in Action, Absolon, The Limit and Detention. The underlying assets included films in progress, accounts receivable and tax credit assets.

(12)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

At the time of acquisition, CPC retained voting control of each subsidiary through a temporary voting trust and, accordingly, the company's interest was of an equity nature. Each voting trust was terminated prior to the delivery of each related film. The operations of each subsidiary have been consolidated from the date that each voting trust was terminated; the companies that produced Absolon, Crime Spree and Partners in Action were consolidated from February 28, 2003; Detention from April 30, 2003; and The Limit from August 31, 2003. The assets and liabilities of the subsidiaries at the date control was transferred to the company were as follows:

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

Prior to the company's acquisition of GFT Entertainment Inc., CPC transferred an accounts receivable to GFT Entertainment Inc., which related to a loan due to GEI from one of the subsidiaries. This receivable, which amounted to $1,497,000, is included in accounts receivable of GFT Entertainment Inc. at January 30, 2003 and production loans payable by the subsidiary at August 31, 2003. At August 31, 2004 and 2003, these amounts were eliminated on consolidation.

(13)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

d)

Debt restructuring, issuance of conversion instruments and gain on modification

Debt restructuring

During the year ended August 31, 2002, the company entered into an agreement with Fremantle, an existing trade creditor, whereby Fremantle agreed to exchange its trade payable balance of $7,783,000 for a term loan secured by a charge on the assets of the company and a secured interest in certain copyrights to productions. The term loan note bore interest at 10% per annum and was intended to mature on June 30, 2004. Subsequent to August 31, 2002, the company failed to make scheduled repayments of principal of $500,000 and also interest owing.

Effective January 30, 2003, the company and Fremantle agreed to restructure the remaining $7,580,000 of term loan due to Fremantle. Fremantle agreed that the revised source of debt repayments and security would be restricted to the business, assets, and undertakings of the company as they existed immediately prior to January 30, 2003 (the pre-existing assets), that date being the closing of the acquisition and financing transactions described elsewhere in this note. The new debt had no fixed repayment dates. Interest, which continued to accrue at 10% per annum, and principal were payable from the income streams of the pre-existing assets, subject to priority interests. The revised terms also excluded a previous right of prepayment by the company of all outstanding amounts.

Pursuant to the Debt Repayment Agreement dated January 30, 2003, the company also agreed that if any amount of the Fremantle debt, including unpaid interest, remains outstanding as of December 31, 2004, Fremantle will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share.

The modification of the debt was treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt instrument was at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification was based on the discounted expected future cash flows of the pre-existing assets. The company recorded a gain on modification of the debt as described below.

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

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

If any amount of the Comerica liability remains outstanding as of December 31, 2005, Comerica will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the company at a deemed price of $5.00 per share.

The modification of the Comerica obligations was treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt was at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification was based on the discounted expected future cash flows of the pre-existing assets. The company has recorded a gain on modification as described below.

Conversion instruments

As described, and in conjunction with the above, on January 30, 2003, the company issued a conversion instrument to Fremantle which permits Fremantle to convert the amount of its outstanding debt including unpaid accrued interest at December 31, 2004, if any, into Common Shares of the company for a period of 90 days commencing on December 31, 2004.

The conversion price will be the lower of either (a) $5.00 per share or (b) the average closing price of the Common Shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share. Pursuant to the conversion instrument, 2,527,000 Common Shares, which represent the number of shares that could be issued for the principal amount of debt of $7,580,000, have been reserved for issuance.

As described, and in conjunction with the above, on January 30, 2003, the company issued a conversion instrument to Comerica which permits Comerica to convert the amount of its outstanding loan at December 31, 2005, if any, into Common Shares of the company for a period of 90 days commencing on December 31, 2005 at a price of $5.00 per share.

Pursuant to the conversion instrument, 336,000 Common Shares, which represent the number of shares that could be issued for the obligation of US$1,075,000, had previously been reserved for issuance.

For the year ended August 31, 2003, the company estimated that the fair value of the obligation to issue shares to both Fremantle and Comerica was $2,887,000 and charged that amount against the computed gain on modification described above. Since upon exercise of the conversion instruments by Fremantle and Comerica, the company has issued a right to Fremantle and Comerica to receive a variable amount of shares in settlement of their loans, the company reflected the amount as a liability.

(15)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

On June 25, 2004, the company voluntarily issued 3,489,814 Common Shares of the company to PAPDC in consideration for PAPDC agreeing to assume the obligation to issue the Common Shares of the company to Fremantle and Comerica (collectively, the Lenders) should the Lenders eventually opt to call upon those shares in settlement of the PAPDC obligations. A director, officer and shareholder of the company serves as an escrow agent to hold and direct the shares as appropriate to the Lenders and/or PAPDC upon the Lenders' decision to convert the obligations to Common Shares of the company. Pursuant to these arrangements, the company also eliminated its right to receive the obligation of PAPDC to the Lenders.

Although owned by a third party, for accounting purposes, the company continues to reflect the obligation to issue shares as a liability because of the company's and its related parties' continued involvement with PAPDC. PAPDC's only asset is the right to receive its participation in the films that the company retained. Further, PAPDC continues to be indebted to the company for an amount of $10,252,000. The company has provided a full valuation allowance against this loan. Accordingly, the shares have been considered to be issued in escrow or in trust to settle the company's obligation.

Gain on modification of debt

The gain on modification of debt, recognized in the year ended August 31, 2003, comprises the following:

	Fremantle $	Comerica $	Total $

Carrying amount of the debt before modification	7,580	1,675	9,255
Fair value of debt after modification	(3,274)	-	(3,274)

	4,306	1,675	5,981

Fair value of the obligation to issue shares under the conversion instruments as at the date of modification of the debt			(2,887)

Gain			3,094

(16)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Sale of subsidiary

Subsequent to the reorganization of PAPDC described in note 10(b), on August 1, 2003, the company sold all of its shares in PAPDC for nominal consideration and recognized a loss of $164,000 on the disposal. During the year ended August 31, 2003, the operating results of PAPDC were included in the consolidated financial statements until the date of the disposal.

On the same date, the company entered into a Sales Agency Agreement with PAPDC, its subsidiaries and the purchaser, under which the company retained exclusive 25-year worldwide distribution rights for all of the films and television programming rights owned by PAPDC and its subsidiaries. Under the Sales Agency Agreement, the company has the full right to enter into sales contracts and is subject to the related credit risk and accordingly acts as principal to any sales transactions related to these distribution rights. Under the agreement, the gross receipts of any sale made by the company are distributed in the following priority: a) receipts to cover the company's distribution and marketing costs are retained by the company; b) amounts up to 30% of any gross receipts are retained by the company; c) 10% of the gross receipts are paid to the purchaser of the shares of PAPDC referred to in the first paragraph above; and d) any remaining gross receipts are paid to PAPDC, which in turn is required to pay such proceeds to Fremantle to settle PAPDC's debt obligation to Fremantle.

As these arrangements were entered into in conjunction with the sale of the shares for a nominal amount, the company is considered the primary obligor with respect to the productions and, accordingly, the distribution rights have effectively been retained by the company and accounted for as a related party transaction between the company and its wholly owned subsidiary PAPDC. Accordingly, these financial statements reflect the distribution rights received from PAPDC at the carrying value of the film and television programming at the date of the agreement in the amount of $2,649,000. In addition, these financial statements reflect the estimated amounts payable to PAPDC and the purchaser as a distribution obligation in the amount of $2,312,000. The difference between the distribution rights and the distribution obligation of $337,000 was credited to contributed surplus.

In addition, pursuant to the original arrangements with PAPDC set out in note 10, the company was obligated to carry out management services for PAPDC. This obligation continued until June 25, 2004. Pursuant to the original arrangement with PAPDC, the company charged PAPDC $427,000 for services performed during the year.

In conjunction with these various arrangements, the participation amount that accrued to PAPDC during the year ended August 31, 2004 totalled $845,000 (2003 - $nil). The distribution obligation on the balance sheet as of August 31, 2003 already included such amounts and, accordingly, no additional amount was required to be accrued; however, the film costs related to these films were amortized to reflect the related sales. The cost of the services noted above has been deducted from the distribution obligation.

(17)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

During the year ended August 31, 2004, the company requested certain changes to the various agreements with PAPDC, including the change in the term of the distribution agreement for no consideration. This change in the distribution agreement had no effect on the carrying amount of the rights included in the investment in film and television programming or the distribution obligation to PAPDC.

Film financing transaction

During the year ended August 31, 2004, the company entered into certain financing arrangements with two United Kingdom limited partnerships (limited partnerships) with respect to two films. Under these arrangements, the company received $22,554,000 (9,522,000) in exchange for providing the limited partnerships with the master negative and a revenue guarantee relating to the distribution of the films. The company obtained the worldwide rights to distribute the films for renewable 25-year terms. Pursuant to the arrangements, the company is obligated to pay the limited partnerships $27,372,000 (11,567,000) in April 2009 under that revenue guarantee.

As security for the full value of the obligation due in 2009, the company was required to place on deposit with a financial institution the amount of $21,339,000 (9,034,000). The deposit, which earns interest of 5%, matures in April 2009. The deposit, as well as the interest earned thereon, is restricted for the use as security for the guarantee and cannot be used for any other purpose. At August 31, 2004, the amount of the deposit was $21,339,000 (9,017,000). This deposit is included in restricted term deposits. The company has recorded an equivalent amount as a revenue guarantee obligation. The carrying value of the obligation will be accreted over the term to maturity at the effective interest rate or 5%.

The company recorded the difference between the amount of cash received and the amount recorded as an obligation to the limited partnerships of $1,215,000 (488,000) as a reduction in the company's carrying value of its investment in these two films.

(18)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Income taxes

Temporary differences give rise to the following future income tax assets and liabilities:

	2004 $	2003 $

Future income tax assets
Property and equipment	-	7
Share issue costs	-	193
Investment in film and television programming	1,041	338
Loan provision	3,568	3,923
Losses available for future periods	4,571	4,908
Other	-	26

Gross future tax assets	9,180	9,395
Valuation allowance	(8,585)	(9,116)

Net future income tax assets	595	279

Future income tax liabilities
Property and equipment	(2)	-
Investment in film and television programming	(593)	(279)

	(595)	(279)

	-	-

At August 31, 2004, the company has approximately $7,153,000 in non-capital losses available for deduction against taxable income in future years. These losses expire as follows:

$

2009	4,895
2010	249
2014	1,242
2024	93
Indefinitely	674

7,153

(19)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Under U.K. tax law, the non-capital losses from Peace Arch Films Ltd. of $674,000 may be carried forward indefinitely but losses of a particular trade may only offset profits from the same trade.

The differences between the effective tax rate reflected in the provision for income taxes and the Canadian statutory income tax rate are as follows:

	2004	2003	2002
	%	%	%
Corporate statutory income tax rate	(36.3)	38.3	(40.3)
Add (deduct) the effect of
Decrease in tax rates	32.6	22.5	13.3
Utilization of previously unrecognized tax losses	(137.1)	(45.2)	(4.1)
Items not deductible for income tax purposes	2.4	12.3	5.6
Disposition of subsidiary	-	(116.0)	-
Gain on modification of debt	-	(42.5)	-
Change in valuation allowance on future tax assets	68.4	126.2	15.7
Other	3.2	1.7	-

Effective tax rate	(66.8)	(2.7)	(9.8)

Capital stock

a)

Shares

Authorized

200,000,000 Common Shares without par value (2003 - 100,000,000 Class A Multiple Voting Shares without par value, 100,000,000 Class B Subordinate Voting Shares without par value)

25,000,000 Preference Shares, issuable in series without par value

Class A shares were entitled to 10 votes per share and Class B shares were entitled to one vote per share. Each Class A share was convertible at any time into one Class B share at the option of the holder.

On February 11, 2004, the shareholders passed resolutions altering the Memorandum and Articles to eliminate the distinction between Class A Multiple Voting Shares without par value (Class A Shares) and Class B Subordinate Voting Shares without par value (Class B Shares) and naming such shares as Common Shares without par value (Common Shares) each having one vote.

(20)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Issued

		Class A		Class B
	Number of shares	Amount $	Number of shares	Amount $	Total amount $

Balance - August 31, 2001	1,105,875	9,990	2,781,969	21,880	31,870

Change during the year
Converted	(14,000)	(129)	14,000	129	-
Less: Share issue costs	-	3	-	(3)	-

Balance - August 31, 2002	1,091,875	9,864	2,795,969	22,006	31,870

Change during the year
Adjustment to share capital	-	-	-	118	118
Issued for cash pursuant to private offering (note 10(a))	-	-	5,000,000	1,500	1,500
Issued for acquisitions (note 10(c))	-	-	8,333,333	2,500	2,500
Issued for cash on exercise of stock options	-	-	32,500	10	10
Converted	(30,500)	(280)	30,500	280	-
Less: Share issue costs	-	7	-	(127)	(120)

Balance - August 31, 2003	1,061,375	9,591	16,192,302	26,287	35,878

Change during the year
Issued for cash on exercise of stock options	-	-	30,000	9	9
Converted from Class A to Class B	(433,310)	(3,978)	433,310	3,978	-
Converted from separate classes to Common Shares	(628,065)	(5,613)	(16,655,612)	(30,274)	(35,887)

Balance - August 31, 2004	-	-	-	-	-

(21)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

	Common shares
	Number of shares	Amount $

Balance - August 31, 2003 and 2002	-	-
Converted from separate classes to Common Shares	17,283,677	35,887
Issued for cash on exercise of stock options	125,000	38
Issued in escrow (note 10(d))	3,489,814	3,838

Shares issued - August 31, 2004	20,898,491	39,763
Shares held in escrow (note 10(d))	(3,489,814)	(3,838)

Balance outstanding - August 31, 2004	17,408,677	35,925

b)

Stock options

In 1997, the company adopted a stock option plan (the Plan) which was approved by the company's shareholders on January 28, 1998 pursuant to which the company's Board of Directors may grant stock options to officers and key employees. On July 14, 1999, February 21, 2001 and January 20, 2003, the company's shareholders approved amendments to the Plan (the Amended Plan). In accordance with the Amended Plan, the number of shares issuable upon the exercise of options pursuant to the Amended Plan and any other Share Compensation Arrangements (as such term is defined in the Amended Plan) is 25,300 Class A Multiple Voting Shares and 2,560,000 Class B Subordinate Voting Shares. Pursuant to the Amended Plan and following the shareholder resolution altering the Memorandum and Articles to eliminate the distinction between Class A Shares and Class B Shares, all outstanding Class A and Class B stock options have been converted to Common Share stock options. Stock options are granted with an exercise price in Canadian dollars equal to the stock's fair market value at the date of grant. All stock options have terms between three and five years and vest and become fully exercisable immediately or after up to 21 months.

As at August 31, 2004, the following stock options were outstanding:

		Options outstanding
Expiry date	Exercise price per share $	Common	Weighted average remaining contractual life (years)

January 20, 2006	0.50	20,000	1.4
September 18, 2006	0.80	10,000	1.8
May 12, 2007	1.00	10,000	2.4

		40,000	1.9

As at August 31, 2004, all of the outstanding stock options were exercisable.

(22)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Additional details relating to stock options are as follows:

		Common		Class A		Class B
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Balance - August 31, 2001	-	-	74,625	10.20	531,425	5.47

Granted	-	-	-	-	284,400	0.30
Expired	-	-	(16,325)	(13.02)	(16,325)	(13.02)
Forfeited	-	-	(22,500)	(9.19)	(149,500)	(6.14)

Balance - August 31, 2002	-	-	35,800	9.34	650,000	2.77

Granted	-	-	-	-	78,100	0.50
Exercised	-	-	-	-	(32,500)	(0.30)
Expired	-	-	(28,000)	(9.50)	(28,000)	(9.50)
Forfeited	-	-	(7,000)	(8,93)	(423,700)	(3.21)

Balance - August 31, 2003	-	-	800	7.52	243,900	1.15

Granted	-	-	-	-	20,000	0.90
Exercised	-	-	-	-	(155,000)	(0.30)
Expired	-	-	-	-	(63,100)	(3.43)
Forfeited	-	-	(800)	(7.52)	(5,800)	(1.29)
Converted to common	40,000	0.70	-	-	(40,000)	(0.70)

Balance - August 31, 2004	40,000	0.70	-	99	-	-

At August 31, 2004, a total of 40,000 (2003 - 244,700; 2002 - 411,400) options were exercisable at a weighted average exercise price of $0.70 (2003 - $1.18; 2002 - $4.78).

c)

Warrants

i)

During fiscal 2001, the company granted, as partial compensation to retain an investment banker as its financial advisor, a warrant to purchase up to 100,000 Class B Shares at an exercise price of US$2.72 per share, exercisable to April 16, 2006. As the warrants were granted at an exercise price equal to the market value of company's shares on the date of grant, no compensation expense was recorded.

ii)

During fiscal 2002, in connection with debentures previously issued, the company issued share purchase warrants to purchase up to 230,000 Class B Shares at an exercise price of $1.20 per share, exercisable to June 30, 2003. A value of $212,650 was attributed to the warrants issued and recorded as debt discount and other paid-in capital. The debt discount was amortized against income as interest expense over the term of the debentures. These warrants were not exercised and subsequently expired.

(23)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

For each of the years presented, warrants were outstanding to acquire Common Shares as indicated in the table below:

	Exercise price	2004		2003
Expiry date	per share	Common	Class A	Class B
	$

February 16, 2004	1.20	-	6,479	-
February 16, 2004	5.00	-	225,118	39,958
August 3, 2004	US 6.75	-	-	75,000
April 16, 2006	US 2.72	100,000	-	100,000

		100,000	231,597	214,958

d)

Stock-based compensation to employees

The company has recorded stock compensation expense for the stock options issued to employees in the amount of $11,000 in selling, general and administrative expenses in the year ended August 31, 2004.

The company adopted the disclosure provisions of CICA Handbook Section 3870 (HB S. 3870) effective September 1, 2002. Under the transition rules of HB S. 3870, the company is required to disclose the pro forma net earnings (loss) and pro forma earnings (loss) per share had the company adopted the fair value method of accounting for stock-based compensation awarded on or after September 1, 2002. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for stock options granted:

	2004	2003

Risk-free interest rate	3.50%	1.89%
Volatility	113%	130%
Expected life	3.0 years	3.0 years

Based on actual experience, no dividends will be paid.

(24)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

If the estimated fair values of the company's stock-based awards to employees had been amortized to expense over the vesting period of the awards as specified under HB S. 3870, the earnings attributable to common shareholders and the basic and diluted earnings per share on a pro forma basis (as compared to such items as reported) would have been:

2003 $

Earnings attributable to common shareholders
As reported	2,859
Pro forma	2,786

Basic earnings per share
As reported	0.24
Pro forma	0.23

Diluted earnings per share
As reported	0.19
Pro forma	0.18

Contributed surplus

a)

During the year ended August 31, 2004, a company controlled by a director, officer and shareholder of the company forgave production loans in the amount of $2,726,000 (see note 23(c)). These loans related to the financing of production costs for four of the company's productions. The loan forgiveness has been recorded as contributed surplus net of the income tax impact of $989,500.

b)

The company issued stock options to employees during the year ended August 31, 2004 as compensation. The company has recognized $11,000 (2003 - $nil) (see note 14(d)) as contributed surplus.

c)

During the year ended August 31, 2003, the company entered into a Sales Agency Agreement with PAPDC (see note 11). Pursuant to the terms of the transaction, the difference of $337,000 between the distribution rights received and the distribution obligation acquired was recorded as contributed surplus.

(25)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Interest expense

	2004 $	2003 $	2002 $

Interest expense comprises the following:
Long-term debt	-	417	1,630
Amortization of deferred finance costs and debt discounts	-	66	720
Other loans	195	-	-
Other	25	12	14

	220	495	2,364

Interest capitalized to film and television programming costs	428	1,061	671

(26)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

(Loss) earnings per common share

	2004 $		2003 $	2002 $

Numerator for basic net (loss) earnings per common share
Net (loss) earnings	(484)		2,859	(7,021)
Denominator for basic net (loss) earnings per common share
Weighted average number of common shares outstanding	17,314		11,998	3,888

Basic net (loss) earnings per common share	(0.03)	-	0.24	(1.81)

Numerator for diluted net (loss) earnings per common share
Net (loss) earnings used in computing basic net (loss) earnings per common share	(484)		2,859	(7,021)
Denominator for diluted net (loss) earnings per common share
Weighted average number of common shares	17,314		11,998	3,844
Stock options and warrants	-		55	-
Contingently issuable shares	-		3,040	-

	17,314		15,093	3,844

Diluted net (loss) earnings per common share	(0.03)	-	0.19	(1.81)

For the year ended August 31, 2004, the effect of potentially dilutive stock options, warrants and shares held in escrow related to the Fremantle and Comerica obligation (note 10(d)) was excluded from the calculation of diluted loss per share, as they are anti-dilutive to the basic loss per common share.

Changes in non-cash operating working capital

	2004 $	2003 $	2002 $

Accounts and other receivables	(1,340)	(5,430)	25,332
Prepaid expenses and deposits	289	1,030	253
Accounts payable and accrued liabilities	9,424	272	(3,600)
Distribution obligation	(845)	-	-
Deferred revenue	(5,499)	(1,573)	(1,994)

	2,029	(5,701)	19,991

(27)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Government assistance

The company receives refundable tax credits related to its production activities from Canadian federal and provincial governments. During the year ended August 31, 2004, the company estimated its entitlement to tax credits to be $3,855,000 (2003 - $8,106,000), which is recorded as a reduction in the cost of film and television programming in accordance with the company's accounting policy. Adjustments, if any, to the company's various incentive claims will be recognized at the time such adjustments are assessed as probable.

Commitments and contingencies

a)

Loan guarantees

The majority of the film productions delivered during the years ended August 31, 2003 and 2004 were pursuant to co-production agreements with an independent producer (the co-producer) in another country. Certain production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer's exploitation of the production. In the event of default by the co-producer, the company is liable for any unpaid balance of the co-producer's share of the loan. At August 31, 2004, the total amount of such unpaid loans was approximately $1,425,000 (2003 - $2,112,000). In the event of such a default, the company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. No accrual has been made as the company believes the likelihood of payment is remote.

b)

Film distribution rights commitment

At August 31, 2004, the company had commitments of $3,684,000 with respect to the acquisition of film distribution rights to two films which will be delivered to the company during the year ended August 31, 2005. These payments are required to be made at the date of delivery of the respective films which is expected to be no later than May 31, 2005.

c)

Legal claims

i)

Viacom, Inc.

On October 2, 2001, the company initiated an action against Viacom, Inc., MTV Networks, VH1 Music First et al in British Columbia Supreme Court for damages in the amount of US$2,750,000 and consequential damages arising from the Defendants' failure to honour a contract for the co-financing of the television series Big Sound. During the year ended August 31, 2003, the subsidiary which initiated the action was sold as described in note 11 and any proceeds from the litigation will therefore be paid to PAPDC.

(28)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

ii)

The company's subsidiary Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.) was named as one of several defendants in an action that commenced in June 2004 by Comerica Bank California. The company believes that this claim is without merit because, among other things, the alleged events on which the claim is based occurred years prior to the formation of Peace Arch Motion Pictures Inc. The company does not expect the outcome of this proceeding to have a material adverse effect on the company's financial position, results of operations, or liquidity.

iii)

Other

The company is a party to other legal proceedings in the ordinary course of its business but does not expect the outcome of any other proceedings, individually or in aggregate, to have a material adverse effect on the company's financial position, results of operations or liquidity.

d)

Operating lease commitments

The company is committed to certain operating lease payments for premises. In addition, the company has sublet certain other premises for which it remains the primary lease obligor. The total annual rental commitments are as follows:

	Lease obligations $	Sublease $	Net lease obligation $

2005	410	118	292
2006	231	90	141
2007	65	-	65
2008	27	-	27
2009	27	-	27

	760	208	552

(29)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Financial instruments

a)

Fair values

As at August 31, 2004 and 2003, the company's financial instruments included cash and cash equivalents, restricted term deposits, accounts and other receivables, production loans, revenue guarantee obligation, obligation to issue shares and accounts payable and accrued liabilities. The carrying values of the restricted term deposits and the revenue guarantee obligations approximate fair value as the interest rates are reflective of current market rates as at August 31, 2004. The carrying value of the obligation to issue shares reflects fair value as it is reported at the fair value of the shares at August 31, 2004. The carrying value of the remaining financial instruments approximated their fair value due to their ability for prompt liquidation or short term to maturity, with the exception of tax credits, which are receivable over a period of up to two years. As at August 31, 2004, the fair value of tax credits receivable is estimated to be $8,118,000 (2003 - $7,847,000) based on discounted cash flows to the expected timing of receipt of the tax credits. The company expects to recover the carrying value of these tax credits and as such has not written them down to fair value.

b)

Credit risk

Revenue of the company is generated in part from sales activities in numerous countries. In excess of 83% of the company's revenues and receivables are generated from export sales internationally (2003 - 80%).

Tax credits receivable from the Canadian federal government and other provincial governments amount to $8,337,000 (2003 - $8,106,000). The company believes there is minimal credit risk associated with the collection of these amounts. The company also considers the credit risk associated with the term deposits of $21,339,000 is minimal.

In the year ended August 31, 2004, one customer represented approximately 16% (2003 - 16%), a second customer approximately 13% (2003 - 11%), and two customers approximately 11% (2003 - 11%) each of total revenues. The company maintains an allowance of $490,000 (2003 - $197,000) for potential credit losses.

c)

Currency risk

During the year ended August 31, 2004, the company derived approximately 83% (2003 - 82%) of its revenues in U.S. funds. The company estimates its obligations payable in U.S. funds and converts all U.S. funds in excess of these obligations into Canadian currency as they are received.

At August 31, 2004, approximately $6,028,000 (2003 - $9,442,000) of the company's liabilities were denominated in U.S. dollars.

The company had no derivative instruments outstanding at August 31, 2004 and 2003.

(30)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

d)

Interest rate risk

The company is exposed to interest rate risk arising from fluctuations in interest rates on its variable rate production loans described in note 8. As at August 31, 2004 and 2003, there were no interest rate conversion agreements outstanding.

Segmented information

The company conducts its operations in two business segments: production services for projects in which the company does not hold an ultimate financial interest in a film or video program, and production and distribution of proprietary programming interests, which is programming the company owns or in which it holds a continuing and long-term financial interest. The company has its head office in Toronto, and maintains offices in Vancouver, Los Angeles and the U.K. The sales office in the U.K distributes the company's property throughout the world. Substantially all of the company's properties and equipment are located in Canada. Selected information for the company's operating segments, net of intercompany amounts, is as follows:

	Proprietary programming $	Production services $	Other $	Total $

2002
Revenue	2,781	3,582	131	6,494
Gross profits	(1,139)	398	131	(610)
Total assets	8,539	658	1,566	10,763

2003
Revenue	20,813	308	344	21,465
Gross profits	2,150	144	344	2,638
Total assets	36,757	148	-	36,905

2004
Revenue	17,696	3,507	33	21,236
Gross profits	1,986	473	3	2,462
Total assets	56,911	-	557	57,468

Gross profits is defined as segment revenue less segment amortization of film and television programming, and other production costs. Other activities comprise corporate functions.

(31)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Revenue by geographic location, based on the location of customers, is as follows:

	2004 $	2003 $	2002 $

Revenue
Canada	3,409	4,702	2,400
United States	6,539	8,155	4,094
France	1,184	2,771	-
United Kingdom	571	-	-
Netherlands	4,613	-	-
Italy	3,256	-	-
Other foreign	1,664	5,837	-

	21,236	21,465	6,494

Related party transactions

The company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During the year ended August 31, 2004, the company paid $166,000 (2003 - $101,000; 2002 - $nil) to a company controlled by a shareholder, director and officer of the company for executive services rendered. These expenditures are reflected in the company's selling, general and administrative expenses.

b)

During the year ended August 31, 2004, the company paid $80,000 (2003 - $53,000; 2002 - $nil) to a shareholder, director and officer of the company for legal services rendered. These expenditures are reflected in the company's selling, general and administrative expenses.

c)

As described in note 8(b), as at August 31, 2004, the company was indebted to a company controlled by a shareholder, director and officer of the company in the amount of $nil (2003 - $1,960,000). This loan carried interest at the rate of prime plus 2% per annum. The proceeds of this loan were used by the company to fund certain productions.

During the year ended August 31, 2004, the related party forgave loans in the amount of $664,000 (2003 - $nil; 2002 - $nil), which bore interest at prime plus 2%, relating to production financing of two productions. The same related party assigned two non-interest bearing loans totalling $2,062,000 to the company relating to the financing of production costs. These benefits are included in contributed surplus as described in note 15(a)).

(32)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

As at August 31, 2004, the company was owed $366,000 (2003 - $2,062,000) from the same related party above which is included in accounts and other receivables. This balance is unsecured, non-interest bearing and has no specified repayment date. The 2003 balance included a receivable related to a sale to a related party as described in (e) below.

d)

As at August 31, 2004, the company was indebted to a company controlled by a director and officer of the company in the amount of $443,000 (2003 - $nil) (note 7). This advance is non-interest bearing and due on demand.

e)

During the year ended August 31, 2004, revenue of $nil (2003 - $2,843,000; 2002 - $nil), which was recognized after the date of the acquisition as described in note 10(c), originated from the sale of certain distribution rights to the territory of France for the film entitled Crime Spree, to a company owned and controlled by a shareholder, director and officer of the company. During the year ended August 31, 2004, the company settled the amount receivable with a payable to the related party as described in (c) above.

f)

As at August 31, 2004, included in accounts receivable was $1,576,000 (US$1,200,000) (2003 - $nil) from a company owned by a member of senior management. This amount is a result of a sale of distribution rights to the related company prior to the individual becoming a member of senior management. The amount is secured by an irrevocable letter of credit.

g)

A director and officer of the company acts as legal counsel and is a director of a company which acts as a bare trustee for certain bridge lenders. During the year ended August 31, 2004, the company paid interest and financing charges in the amount of $162,000 (2003 - $357,000; 2002 - $nil), related to interim bridge production financing, to that company.

Other related party transactions and balances have been described elsewhere in these financial statements.

Subsequent events

a)

Subsequent to August 31, 2004, the company provided a guarantee of the sales performance of its subsidiary Peace Arch Films Limited (PAF) of US$2,500,000 to assist with a producer's financing for a production for which PAF has acquired worldwide distribution rights. PAF has also provided financing contributions towards the cost of the production. The sales performance obligation is due one year after the production's initial theatrical release. The obligation is recoverable by PAF from the proceeds of the production's sales or the receipt of government incentives due to the producer. In return for providing the additional guarantee, the company will obtain an additional interest in the films from its co-producer. Should the company default in the guarantee payment, the co-producer is entitled to receive the company's shares in satisfaction of the obligation which would be issued at market price at that time less 10%.

b)

On October 6, 2004, the company entered into an interim bridge loan agreement (the Loan) with a third party in the amount of $1,182,000 (US$900,000). The Loan, together with a financing fee of 10%, is required to be repaid by January 31, 2005.

(33)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The material differences between the accounting policies used by the company under Canadian GAAP and U.S. GAAP are disclosed below in accordance with the provisions of the Securities and Exchange Commission (SEC).

a)

Application of U.S. GAAP

i)

Gain on sale of real estate

As described in note 9, for Canadian accounting purposes, during the year ended August 31, 2002, the company recognized a partial gain on the sale of real estate.  For U.S. GAAP purposes, no gain is recognized due to the existence of the note receivable. Under U.S. GAAP, this transaction would be accounted for using the deposit method.  Under the deposit method, the transaction would not be recognized as a sale. As a result, the company would continue to record the property and related depreciation in the consolidated financial statements and recognize the cash collected as a deposit until sales recognition and sale-lease back accounting is appropriate. During the year ended August 31, 2004, the remaining cash was received and therefore sales recognition is appropriate.

ii)

Stock compensation expense to service providers

During the year ended August 31, 2002, the company granted warrants for release of certain security interests and to retain an investment banker as its financial advisor. For Canadian accounting purposes, the company accounted for these warrants using the intrinsic value method. For U.S. GAAP purposes, compensation expense would be recorded based on the fair value of the warrants at the date of grant.

iii)

Additional debt discount - warrants

During fiscal year 2002, 21,597 Class A warrants and 12,958 Class B warrants were earned by creditors upon granting an extension on debt, of which 6,497 Class A warrants were re-priced to $1.20 per share.  Furthermore, in fiscal year 2001, 100,000 Class B warrants were granted to debtholders to release certain security rights. For U.S. GAAP purposes, the fair value of these warrants would be recognized as an additional debt discount and additions to other paid-up capital. The debt discount is amortized against income as interest expense over the term of the debt. For Canadian GAAP purposes, the company treated these as deferred financing costs and they were amortized to interest expense over the term of the related financing.

(34)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

iv)

Gain on settlement of debt

As described in note 10(d), for Canadian accounting purposes, during the year ended August 31, 2003, the company recognized a gain on modification of certain debts and obligations. For U.S. GAAP purposes, the gain has not been recognized. The debt restructuring is considered to be a troubled debt restructuring under U.S. GAAP in accordance with Statement of Financial Accounting Standards (SFAS) 15 and, accordingly, the gain will only be recognized when realized upon issuance of the variable number of shares issuable in settlement of the company's obligation as set out in note 10.

v)

Film financing transaction

As discussed in note 12, the company has entered into various film financing arrangements which require repayment of certain amounts in future periods through a revenue guarantee obligation. For Canadian accounting purposes, the company recognized the difference between the cash received and the obligation to the limited partnership as a reduction in the carrying value of its investment in film and television programming. For U.S. GAAP purposes, the difference would be recorded as a liability and accreted to income over the period for which the obligation remains outstanding. Accordingly, interest expense and amortization of the investment in film and television programming differ between U.S. and Canadian GAAP.

vi)

Adoption of FIN 46(R)

Effective August 31, 2004, the company was required to adopt Financial Accounting Standards Board (FASB) Interpretation No. 46(R), "Consolidation of Variable Interest Entities" (FIN 46(R)). FIN 46(R) expands upon and strengthens existing accounting guidance that addresses when a company should consolidate in its financial statements the assets, liabilities and operating results of another entity.  Under previous guidance, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interest. FIN No. 46(R) requires a variable interest entity (VIE) to be consolidated by a company if that company is the primary beneficiary of that entity.  An entity is a VIE if, among other things, it has equity investors that do not absorb the expected losses or receive the expected returns of the entity. The primary beneficiary is subject to a majority of the risk of loss from the VIE's activities, or is entitled to receive a majority of the VIE's residual returns, or both.

Under the guidelines of FIN 46(R), the company is required to consolidate the assets, liabilities and operating results of PAPDC. As described in note 10(b), PAPDC is the owner of the company's assets and business in existence prior to the reorganization and rationalization of its assets, operations and subsidiaries. Following the sale of PAPDC to a third party as described in note 10, the company continued to have a variable interest in PAPDC, and it has been determined that the company will be required to absorb the majority of the expected losses of PAPDC. Under the rules governing FIN 46(R), the company is considered the primary beneficiary of PAPDC and consequently the company has consolidated PAPDC on a prospective basis effective August 31, 2004.

(35)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The impact of consolidating PAPDC under U.S. GAAP has resulted in an increase in property and equipment, net of accumulated amortization, of $371,000 and tax credits receivable of $56,000, an increase in accounts payable, deferred gain and a non-controlling minority interest of $54,000, $174,000 and $146,000, respectively, and a cumulative effect of a change in accounting principle of $53,000.

Under U.S. GAAP, the net loss and loss per share figures for the years ended August 31, 2004, 2003 and 2002, and the shareholders' equity as at August 31, 2004 and 2003 are as follows:

		Net earnings (loss)		Shareholders' equity (deficiency)

	2004 $	2003 $	2002 $	2004 $	2003 $

Net (loss) earnings/shareholders' equity - Canadian GAAP	(484)	2,859	(7,021)	3,248	1,937
Gain on sale of asset, net of income tax (note 25(a)(i))	-	(91)	(53)	-	75
Stock compensation expense to service providers (note 25(a)(ii))	-	-	(44)	-	-
Additional debt discount - warrants (note 25(a)(iii))	-	(24)	(133)	-	-
Gain on settlement of debt (note 25(a)(iv))	-	(3,094)	-	(3,094)	(3,094)
Benefit realized on film financing transaction (note 25(a)(v))	(882)	-	-	(882)	-
Adoption of FIN 46(R) (note 25(a)(vi))	53	-	-	53	-

Net loss/shareholders' deficiency - U.S. GAAP	(1,313)	(350)	(7,251)	(675)	(1,082)

Basic and diluted loss per common share under U.S. GAAP	(0.08)	(0.03)	(1.87)

b)

Stock-based compensation

For stock options granted to employees after August 31, 2003, the company has adopted the fair value method of accounting in accordance with Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation". The company applies Accounting Principles Board Opinion No. 25 in accounting for common share options granted to employees and officers prior to September 1, 2003. Had compensation expense been determined on the basis of the estimated fair values of the options granted prior to September 1, 2003, the pro forma information would be as provided below.

(36)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The company's calculations are based on the expected life of all options granted equalling 100% (2003 - 60%; 2002 - 60%) of the maximum term. Based on actual experience, no dividends will be paid, and expected average volatility and risk-free interest rates are:

	2004%	2003%	2002%

Volatility	113	130	189
Risk-free interest rate	3.50	1.89	3.38

Pro forma information with respect to the impact of the fair value of stock options at the date of grant on reported loss for the years presented is as follows:

	2004 $	2003 $	2002 $

Net loss - U.S. GAAP	(1,313)	(350)	(7,251)
Stock-based compensation expense as determined under the fair value based method	-	(73)	(22)

Pro forma loss - U.S. GAAP	(1,313)	(423)	(7,273)

Pro forma basic and diluted loss per share - U.S. GAAP	(0.08)	(0.04)	(1.87)

The per share weighted average fair value of stock options granted during 2004 was $0.70 (2003 - $0.50; 2002 - $0.30) on the date of grant using the Black-Scholes option pricing model with the assumptions reported above.

c)

Supplementary information

i)

Allowance for doubtful accounts

Accounts receivable are disclosed net of allowance for doubtful accounts. Changes in the allowance for each of the years presented are as follows:

	2004 $	2003 $	2002 $

Balance - Beginning of year	197	197	50

Charges to expenses
Expensed	293	-	1,823
Recovered/written off	-	-	(1,676)

Balance - End of year	490	197	197

(37)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

ii)

Consolidated statements of cash flows

The Canadian accounting standard for the preparation of cash flow statements is consistent with the principles for cash flow statements in International Accounting Standard No. 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the SEC.

d)

Recent U.S. accounting pronouncements

i)

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because the financial instrument embodies an obligation of the issuer. During the year ended August 31, 2003, the company adopted SFAS 150 in respect of the conversion instrument that relates to the indebtedness and obligations previously due to Fremantle and Comerica (note 10(d)).

ii)

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - An amendment of FASB Statement No. 123". SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures both in annual and interim financial statements about the method of accounting for stock-based employee compensation and effect of the method used on reported results. The company has included the disclosures required by SFAS 148 in note 25(b) of this reconciliation to U.S. GAAP.

In December 2004, the FASB finalized SFAS 123R, "Share-Based Payment", amending SFAS 123, effective for interim and annual periods beginning after June 15, 2004. SFAS 123R will require the company to recognize compensation expense for all types of stock options for U.S. GAAP purposes. The standard also revises certain requirements for accounting for other types of share-based payments. The adoption of this standard will not have a material impact on the results of operations or financial position of the company.

(38)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2004, 2003 and 2002

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

iii)

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. However, the provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ended after December 15, 2002. The adoption of this standard did not have a material impact on the results of operations or financial position of the company.

iv)

In December 2004, the FASB issued SFAS 153, "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29", to require that all non-monetary exchanges be accounted for at fair value except for exchanges of non-monetary assets that do not have commercial substance. An exchange is considered to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary asset exchanges occurring in periods beginning after June 15, 2005.

(39)

ITEM 18.

FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19.

EXHIBITS

Exhibit Number	Description
1.1	Special Resolution of Vidatron Enterprises Ltd., filed May 1, 1990, canceling previous Articles of Vidatron Enterprises Ltd. and substituting new Articles of Vidatron Enterprises Ltd. (1)
1.2	Certificate and Special Resolution Vidatron Enterprises Ltd., filed February 13, 1992 (1)
1.3	Certificate of Change of Name and Special Resolution of The Vidatron Group Inc., filed February 5, 1997. (1)
1.4	Special Resolution Amending the Memorandum and Articles of the Company adopted February 16, 1999 (1)
1.5	Special Resolutions Amending the Memorandum and Articles of Vidatron Entertainment Group Inc. adopted July 14, 1999. (1)
1.6	Form of Special Resolutions Amending the Memorandum and Articles of Peace Arch Entertainment Group Inc. adopted February 11, 2004 to be filed with British Columbia Registrar of Companies.(2)
1.7	Articles of Continuance
1.8	Adopted By-Law No. 1
4.1	Debt Repayment Agreement with Fremantle Media Enterprises Ltd. (2)
4.2	Release and Reconstitution of Loan Guarantee with Comerica Bank – California (3)
4.3	CPC Management Services Agreement dated December 20, 2002 with CPC Communications Inc. (3)
4.4	Amended Share Option Plan (2)
4.5	Agreement to Purchase Peace Arch Subsidiaries (with Renegade Motion Picture Corporation)(2)
4.6	Loan Agreement (Greenlight Entertainment Inc.)(2)
4.7	Employment letter Chief Financial Officer
4.8	Peace Arch Project Development Corporation Conversion Rights Certificate
4.9	Guarantee by PAPDC in favor of Fremantle Enterprises Ltd.
4.10	Fremantle Escrow Agreement
4.11	Fremantle Share Pledge Agreement
4.12	Fremantle Conversion Right Assumption Agreement
4.13	Comerica Share Pledge & Escrow Agreement
4.14	Comerica Rights Assumption Agreement
4.15	Lease Agreement – Suite 402, 124 Merton Street, Toronto, Ontario
4.16	Lease Agreement – Suite 404, 124 Merton Street, Toronto, Ontario
4.17	Lease Agreement – Suite 407, 124 Merton Street, Toronto, Ontario
4.18	Lease Agreement – 1710 Columbia Street, Vancouver, British Columbia
8.0	Subsidiaries (incorporated by reference to "Item 4 – Information on the Company")
11.0	Code of Ethics
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

_____________________________

(1)

Incorporated by reference to our registration statement on Form F-1 (Reg. No. 333-10354).

(2)

Incorporated by reference to our registration statement on Form 20-F for the year ended August 31, 2003.

(3)

Incorporated by reference to our registration statement on Form 20-F for the year ended August 31, 2002.

(4)

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

Date:  February 25, 2005