Form 20-F
period 2005-08-31
PEACE ARCH ENTERTAINMENT GROUP INC
filed 2006-02-28
CIK 1038367

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2005

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Common Shares

The number of outstanding shares of each class of stock of PEACE ARCH ENTERTAINMENT GROUP INC. as of August 31, 2005 was:

21,179,303 Common Shares, without par value, 4,347,825 Series I Preference Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes___ No_X_

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes___   No_X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  Yes _X_  No ___

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17     Item 18    X  _

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)      Yes          No   X

TABLE OF CONTENTS

Page

PART I

Item 1. Identity of Directors, Senior Management and Advisors

4

Item 2. Offer Statistics and Expected Timetable

4

Item 3. Key Information

4

Item 4. Information on the Company

13

Item 5. Operating and Financial Review and Prospects

33

Item 6. Directors, Senior Management and Employees

43

Item 7. Major Shareholders and Related Party Transactions

52

Item 8. Financial Information

54

Item 9. The Offer and Listing

56

Item 10. Additional Information

57

Item 11. Qualitative and Quantitative Disclosures about Market Risk

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

67

Item 16D. Exemptions from the Listing Standards for Audit Committees

68

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

68

PART III

Item 17. Financial Statements

69

Item 18. Financial Statements

70

Item 19. Exhibits

71

EXPLANATORY NOTES

In this annual report, the terms the "Company", "Peace Arch", “PAE”, “we”, “our” or “us” mean Peace Arch Entertainment Group Inc., an Ontario corporation, and includes, unless the context otherwise requires, all consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains statements that constitute forward-looking statements within the meaning of the U.S. federal securities laws under "Item 3: Key Information", "Item 4: Information about the Company" and "Item 5: Operating and Financial Review and Prospects". The words "estimate", "project", "plan", "expect", "believe", “anticipate” and similar expressions are intended to identify forward-looking statements. These statements are based on certain assumptions made by the Company. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, including the factors set forth in other filings with the Canadian securities commissions and the United States Securities and Exchange Commission (the "SEC") and the risk factors found in this annual report. These risk factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results to differ materially from those projected results expressed in any such forward-looking statements. Consequently, these cautionary statements qualify all of the forward-looking statements made in this annual report. In addition, the Company may, from time to time, make oral forward-looking statements. United States securities laws provide a safe harbor from liability with respect to oral forward-looking statements if certain conditions are satisfied, including if the oral forward-looking statements are accompanied by an oral statement that additional information concerning factors that could cause actual results to materially differ from those in the oral forward-looking statements is contained in a written document filed with the SEC. To take advantage of the safe harbor with respect to oral forward-looking statements that the Company may make from time to time, you will find under "Item 3: Key Information - Risk Factors" a list of risk factors which could cause actual results of the Company to materially differ from those in the oral forward-looking statements.

The Company disclaims any obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

The consolidated selected data presented below for each of the years in the three-year period ended August 31, 2005 and the consolidated balance sheet data as of August 31, 2003 and 2004, are derived from the audited consolidated financial statements included elsewhere herein.  The consolidated statement of operations and deficit for each of the years in the two-year period ended August 31, 2001 and the consolidated balance sheet data as of each of August 31, 2003, 2002 and 2001, are derived from our audited financial statements, which are not included or incorporated by reference herein. This information should be read in conjunction with "Item 5: Operating and Financial Review and Prospects" and the financial statements and notes thereto in "Item 18: Financial Statements".

The Company’s audited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material respects from accounting principles generally accepted in the United States ("US GAAP"). See note 27 of the Company's audited consolidated financial statements appearing under the heading "Item 18: Financial Statements", which provides a summary of differences between Canadian GAAP and US GAAP and other US GAAP disclosures.

Selected Consolidated Financial and Operating Data

(in thousands, except per share data)

	Cdn$ 2005	Cdn$ 2004	Cdn$ 2003(2)	Cdn$ 2002	Cdn$ 2001
Income Statement Data:
Canadian GAAP

Revenue .	$10,747	$21,236	$ 21,465	$6,494	$54,900
Net earnings (loss) .	1,449	(484)	2,859	(7,021)	(14,280)

Net earnings (loss) per common share (1)…………………………...
Basic .	0.07	(0.03)	0.24	(1.81)	(3.71)
Diluted .	0.07	(0.03)	0.19	(1.81)	(3.71)
Weighted average number of common shares	19,254	17,314	11,998	3,888	3,844
Diluted number of common shares	19,273	17,314	15,095	3,888	3,844

U.S. GAAP
Net earnings (loss) ………………...	2,877	(1,313)	(350)	(7,251)	(25,100)

Net earnings (loss) per common share (1)
Basic	0.15	(0.08)	(0.03)	(1.87)	(6.53)
Diluted	0.15	(0.08)	(0.03)	(1.87)	(6.53)
Weighted average number of common shares	19,254	17,314	11,998	3,888	3,844
Diluted number of common Shares	19,273	17,314	11,998	3,888	3,844

	As of August 31,
	Cdn$ 2005	Cdn$ 2004	Cdn$ 2003(2)	Cdn$ 2002	Cdn$ 2001
Balance Sheet Data:
Canadian GAAP
Total assets .	$51,168	$57,468	$36,905	$10,763	$47,270
Net assets……………………………..	9,349	3,248	1,937	(5,267)	1,541
Capital stock .	9,889	35,925	35,878	31,870	31,870

U.S. GAAP
Total assets .	52,100	58,349	36,844	14,774	47,270
Net assets……………………………..	7,480	(675)	(1,082)	(5,296)	1,667
Capital stock .	$39,596	$35,925	$35,878	$31,870	$31,870

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

The following table sets forth information concerning the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for Canadian dollars (the “Noon Buying Rate”) for the fiscal years ended August 31, 2001 through 2005 and for each month during the previous six months, expressed in United States dollars per one Canadian dollar.  Amounts in the report which have been converted from Canadian dollars to US dollars reflect each year’s applicable conversion rates as of August 31.

The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

	Exchange Rates
For the fiscal year ended August 31:	Rate at period end	Average rate	Highest rate	Lowest rate
	(US$ per Cdn$)
2001	0.6448	0.6543	0.6787	0.6334
2002	0.6415	0.6354	0.6619	0.6200
2003	0.7217	0.6774	0.7491	0.6258
2004	0.7616	0.7511	0.7879	0.7159
2005	0.8411	0.8114	0.8493	0.7652
For the month ended:
July 31, 2005	0.8157	0.8178	0.8043	0.8298
August 31, 2005	0.8411	0.8305	0.8205	0.8411
September 30, 2005	0.8613	0.8492	0.8613	0.8416
October 31, 2005	0.8474	0.8491	0.8305	0.8492
November 30, 2005	0.8566	0.8467	0.8360	0.8578
December 31, 2005	0.8577	0.8613	0.8522	0.8690
January 31, 2006	0.8742	0.8641	0.8528	0.8742

On February 20, 2006, the Noon Buying Rate was US $0.8711

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

We may be unable to continue as a going concern

The auditors’ report on our consolidated financial statements includes comments for U.S. readers on Canada-U.S. reporting differences and Note 1 to our consolidated financial statements outlines factors that cast substantial doubt on our ability to continue as a going concern.

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

We may be delisted from the American Stock Exchange (“AMEX”)

On February 10, 2004, the Company had received notice from AMEX indicating that the Company was below certain of the Exchange's continued listing standards due to shareholders’ equity being less than US$2,000,000 and that the Company had sustained losses in two of its three most recent fiscal years; and shareholders’ equity was less than US$4,000,000 and had incurred losses from continuing operations and/or net losses in three out of its four most recent fiscal years, all as set forth in Section 1003(a)(i) and Section 1003 (a)(ii) respectively, of the AMEX Company Guide.

On March 10, 2004 the Company presented a Plan to AMEX (“the Plan”) advising of the actions the Company has taken, or will take, that would bring it into compliance with the continued listing standards within a maximum of 18 months.

On April 26, 2004 AMEX notified the Company that it accepted the Company’s Plan to make itself compliant with the continued listing standards of AMEX, and granted the Company an extension up to July 11, 2005 to regain compliance with those listing standards.

If the Company did not make progress consistent with the Plan or did not regain compliance with the continued listing standards by the end of the extension period, the Company's shares were to be subject to delisting from AMEX.  The Plan consisted of a combination of:

(i)

An increase in the shareholders’ equity by the amount of the gain on modification of debt which was omitted in the U.S. GAAP determined shareholders’ equity at August 31, 2004.  This increase was to be included in the US GAAP shareholders’ equity upon final determination of gain on modification of debt when shares of the Company would be issued in satisfaction of the debt as more fully described in note 9 of the consolidated financial statements contained herein;

(ii)

An increase in shareholders’ equity anticipated in the Company’s operating forecasted revenue projections over an 18 month period; and

(iii)

The Company raising additional capital.

At August 31, 2004 the Company had a loss calculated under U.S. GAAP of $1,313,000.  As a result of that loss, the Company fell under Section 1003 (a) (iii) wherein, the Company is required to maintain a stockholders’ equity of not less than US$6,000,000 because the Company had sustained losses from continued operations and/or net losses in its five most recent fiscal years.

During the year ended August 31, 2005, part of the gain described in (i) above was recognized as a result of Fremantle converting its debt to shares of the Company as more fully described in note 9(d) of the consolidated financial statements, contributing to the Company’s net income under U.S. GAAP of $2,877,000 for the year.

During the year ended August 31, 2005, the Company successfully completed a private issuance of Series I Preferred Shares raising $2,349,000 (See note 14 of the consolidated financial statements contained herein).

On January 5, 2006, the Company received correspondence from AMEX informing us that upon completing their review of our compliance with the AMEX listing requirements, the Company has resolved its continued listing deficiencies. The AMEX will continue to assess our listing eligibility on an ongoing basis.

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

The Company continues to focus its business model on the production and distribution of small to medium budget feature films and lifestyle television programs.

We face substantial capital requirements and financial risks.

Our business requires a substantial investment of capital.

Our ability to maintain and expand our development, production and distribution of motion pictures and television programs and to cover our operating expenses depends upon our ability to obtain financing through equity financing, debt financing (including credit facilities) or the sale of some or all of our interests in certain projects or other assets.  If our access to existing credit facilities is not available, and if other funding does not become available to replace existing credit facilities should they not be available, there could be a material adverse effect on our business, results of operations and financial condition.

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

We rely on a few key customers.

In the year ended August 31, 2005, one customer represented approximately 30% (2004-8%) of revenues, a second customer approximately 28% (2004-16%), a third customer approximately 9% (2004-$nil) and two customers approximately nil% (2004-11%) of total revenues.  We expect that a significant amount of our revenues will continue to be derived from a relatively small number of customers.  The loss of any of these customers could have a material adverse impact on our results of operations and financial condition.

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

Seasonality

Results of operations for any period are significantly dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty.  Consequently, our results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods.  Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.  Television program’s revenues are recognized when the program is delivered pursuant to a non-cancelable agreement, provided the applicable broadcast season has commenced.  Minimum guaranteed revenue from license agreements typically are recognized when the license period begins and the program is delivered.

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

The film and television programming produced by us generally employ actors, writers and directors who are members of the Screen Actors Guild, Writers Guild of America and Directors Guild of America, respectively, pursuant to industry-wide collective bargaining agreements. The collective bargaining agreement with the Writers Guild of America was successfully renegotiated and became effective as of November 1, 2004 for a term of three years. The collective bargaining agreements with the Screen Actors Guild and Directors Guild of America were each successfully renegotiated and became effective as of July 1, 2005 for a term of three years. Many productions also employ members of a number of other unions, including, without limitation, the International Alliance of Theatrical and Stage Employees, the Teamsters and the Alliance of Canadian Cinema, Television and Radio Artists. A strike by one or more of the unions that provide personnel essential to the production of motion pictures or television programs could delay or halt our ongoing production activities. Such a halt or delay, depending on the length of time, could cause a delay or interruption in our release of new motion pictures and television programs, which could have a material adverse effect on our business, results of operations or financial condition.

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

During the year ended August 31, 2005, the Company derived approximately 83% of its revenues in U.S. funds, as compared to 83% and 82% for the years ended August 31, 2004 and 2003, respectively. The Company estimates its obligations payable in U.S. funds and converts all U.S. funds in excess of these obligations into Canadian currency as they are received.

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

From time to time we engage in discussions and activities with respect to possible acquisitions, business combinations, or joint ventures intended to complement or expand our business.  We may not realize the anticipated benefit from any of the transactions we pursue.  Regardless of whether we consummate any such transaction as well as the integration of the acquired business could require us to incur significant costs and cause diversion of management’s time and resources.  Any such transaction could also result in impairment of goodwill and other intangibles, development write-offs and other related expenses.  Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Our success depends on external factors in the motion picture and television industry.

The business of producing and distributing film and television programming is highly competitive and involves a substantial degree of risk. Revenues derived from the production and distribution of film and television programming depend primarily upon acceptance by the public, which is difficult to predict. Each film and television program is an individual artistic work, and unpredictable audience reactions primarily determine commercial success. Generally, the popularity of our programs depends on many factors, including the critical acclaim they receive, the actors and other key talent, their genre and their specific subject matter. The commercial success of our programs also depends upon the quality and acceptance of programs that our competitors release into the marketplace, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other factors, many of which we do not control and all of which may change. We cannot predict the future effects of these factors with certainty, any of which factors could have a material adverse effect on our business, results of operations and financial condition. Some or all of our proprietary film and television programs may not be commercially successful, resulting in the Company’s failure to realize its anticipated profits or recover its investment.

We are smaller and less diversified than many of our competitors.

Although we are an independent distributor and producer, we compete with major U.S. and international studios. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels that can provide both means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their film and television operations. In addition, the major studios have more resources with which to compete for ideas, storylines and scripts created by third parties as well as for actors, directors and other personnel required for production. The resources of the major studios may also give them an advantage in acquiring other businesses or assets, including film libraries, that we might also be interested in acquiring. The foregoing could have a material adverse effect on our business, results of operations and financial condition.

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

We were incorporated as Vidatron Enterprises Ltd. under the laws of British Columbia on October 22, 1986.  By resolution dated July 14, 1999, we changed our name to “Peace Arch Entertainment Group Inc.”.

Under the Company Act (British Columbia), by special resolution dated February 11, 2004, our share capital was reorganized by altering the Memorandum and Articles to eliminate the distinction between Class A Multiple Voting Shares without par value and Class B Subordinate Voting Shares without par value and designating such shares as Common Shares without par value each having one vote.  Each Class A Multiple Voting Share was exchanged for one new Common Share and one Class B Subordinate Voting Share was exchanged for one new Common Share.  The reclassification was implemented to simplify the Company’s share capital.  Our Common Shares began trading on the TSX and AMEX on March 16, 2004 under the trading symbol PAE.

Under the Company Act (British Columbia), by special resolution dated February 11, 2004, the Company was authorized by the shareholders to alter the Company’s Articles by deleting Article 29 “Restrictions on the Issue and Transfer of Shares” resulting in our authorized share capital being 200,000,000 common shares with no par value as well as 25,000,000 preferred shares with no par value.

By special resolution dated February 11, 2004, the Company was authorized by the shareholders to make application to the British Columbia Registrar of Companies for authorization to permit the Company to apply for a certificate of continuance under the Business Corporations Act (Ontario) “OBCA” and authorized to make application to the Director under section 180 of the OBCA for a certificate of continuance continuing the Company under the OBCA.  These applications were accepted and PAE became an Ontario corporation on September 1, 2004.  Under the Articles of Continuance the Company’s authorized share capital was changed to an unlimited amount of Common Shares with no par value and an unlimited amount of Preference Shares with no par value.

Under the Business Corporations Act (Ontario), by special resolution dated August 24, 2005, the Company was authorized by the shareholders of Common Shares to A) i) alter the Company’s Articles by re-designating the Series I Non-Voting Preference Shares as “Series I Preference Shares” and Series II Non-Voting Shares as “Series II Preference Shares”; (ii) amend Section 6.1 of the rights, privileges, conditions and restrictions of the Series I Preference Shares and Series II Preference Shares to change them from non-voting to voting shares on the basis of one vote for each outstanding Series I Preference Share and one vote for each outstanding Series II Preference Share and to re-designate such shares as Series I Voting Preference Shares and Series II Voting Preference Shares; iii) amend the articles by authorizing the issuance of an unlimited number of common shares and an unlimited number of preference shares issuable in series; iv) to designate the Series I Voting Preference Shares and Series II Voting Preference Shares as each of such series of Preference Shares; and v) to delete the rights, privileges and conditions attaching to each class of shares as provided in the Articles of Continuance dated September 1, 2004, so that the Articles of the Corporation, as amended shall be in the form attached as Appendix I of the Information Circular; and B) to authorize the directors to reduce the Corporation’s stated capital account for the common shares by the amount of up to $29,706,623.

Recent Developments

Business Acquisition

On January 24, 2006, the Company completed the acquisition of kaBOOM! Entertainment Inc. (kaBOOM), a home entertainment studio in Canada, for a purchase price of approximately $8.5 million including cost of acquisition. The purchase price was paid by 10% capital stock of the Company and 90% cash. To finance the cash portion of the purchase price, the Company arranged a debt facility from a financial institution for a portion of the required cash and the balance was provided by letters of credit from the preferred shareholders.

kaBOOM reports its results of operation in Canadian dollars.

Financing Transaction

In a private placement on July 29, 2005, the Company issued 4,347,827 Units consisting of one Series I Preference Share and one Series II Preference Share warrant for net proceeds of $2.3 million. Each Series II Preference Share warrant entitles the holder to acquire one Series II Preference Share at a price of US$ 0.50 at any time up to July 29, 2009. The proceeds from this private placement have been used for the Company’s acquisition of distribution rights and the operations. On December 30, 2005, 1,435,897 of the outstanding Series II Preference Share warrants were exercised for total proceeds of $0.8 million.

Acquisition and Financing Transactions

During the year ended August 31, 2003, we consummated a series of transactions referred to collectively as the "Acquisition and Financing Transactions” as described below.

Asset Acquisition: In January 2003 the Company acquired a portfolio of assets owned and controlled by CPC Communications Inc. (“CPC”) of Toronto, Canada, and/or its subsidiaries for $2.5 million, the consideration being the issuance of 8,333,333 of our Class B Subordinate Voting Shares at a price of $0.30 per share (the “Asset Acquisition”).  CPC is a private company which is controlled by the family of Gary Howsam.  Mr. Howsam is a shareholder, director and officer of the Company.  The assets included “Film Production Company Assets” as defined below and certain assigned receivables of CPC, (the “Assets”).

The Film Production Company Assets acquired by the Company from Greenlight Film and Television Inc. (“Greenlight”) included five films held by single purpose companies that qualify as Canadian content as determined by the Canadian Radio-television and Telecommunications Commission, four of which were produced under tax treaties between Canada and the UK.  The films had aggregate Canadian budgets of approximately $22.8 million.  The five companies were wholly owned by Greenlight and their feature films are described as follows:

1.

GFT Crime Spree Films Inc. is the producer of a feature film “Crime Spree”, a caper comedy starring Gerard Depardieu and Harvey Keitel, and directed by Brad Mirman.

2.

GFT Absolon Films Inc. is the producer of a feature film “Absolon”, a futuristic thriller starring Christopher Lambert and Lou Diamond Philips.

3.

GFT Rough Rider Films Inc. is the producer of “Partners in Action”, an action thriller starring Armand Assante and directed by Sidney J. Furie.

4.

GFT Detention Films Inc. is the producer of “Detention”, an action thriller starring Dolph Lundgren and directed by Sidney J. Furie.

5.

GFT Limit Films Inc. is the producer of “The Limit”, a suspense film starring Lauren Bacall and Claire Forlani and directed by Lewin Webb.

The above single purpose production companies (collectively the “Prodcos”) own majority copyright and certain residual rights to the above noted feature films.  Prior to closing of the Asset Acquisition, CPC had agreed to transfer 100% of the shares of the Prodcos to PAMP, and upon closing of the Asset Acquisition the Company acquired 100% of the shares of PAMP.

Debt Restructuring: During the year ended August 31, 2002, the Company entered into an agreement with FremantleMedia Enterprises Limited (“Fremantle”), an existing trade creditor, whereby Fremantle agreed to exchange its trade payable balance of $7,783,000 for a term loan secured by a charge on the assets of the Company and a secured interest in certain copyrights to productions. The term loan note bore interest at 10% per annum and was intended to mature on June 30, 2004. Subsequent to August 31, 2002, the Company failed to make scheduled principal repayment of $500,000 and interest owing.

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

Under the original Fremantle debt agreement, the $7.58 million debt had scheduled repayment dates along with monthly payment of interest calculated at 10% per annum.  Under the revised debt agreement, repayment of the debt and payment of the interest is limited to the net cash flows from the assets and undertaking (the “Net Assets”) of the business as at January 30, 2003.  The Net Assets have been transferred to a wholly owned subsidiary of the Company (the “Subsidiary”) to which payment and security is limited.  The Subsidiary assumed the debt as consideration for the Net Assets.  There are no scheduled repayment dates and there is no maturity date.  Based on the Company’s cash flow projections, the Net Assets would not have generated sufficient cash flow to repay the debt in full and based on the new agreements the debt is limited to the fair value of the Net Assets.  The present value of future cash flow repayments of the debt had been reduced by over 10% and thus constituted a modification of the debt under Canadian GAAP for the year ended August 31, 2003.  The debt restructuring is considered to be a troubled debt restructuring under U.S. GAAP in accordance with FAS 15 and, accordingly, the gain will only be recognized when realized upon issuance of the variable number of shares issuable in settlement of its obligation.

Pursuant to the Debt Repayment Agreement dated January 30, 2003, the Company also agreed that if any amount of the Fremantle debt, including unpaid interest, remains outstanding as of December 31, 2004, Fremantle will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the Company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share.  As of December 31, 2004, $9,034,000 of the Fremantle debt, including unpaid interest remained outstanding. On March 31, 2005, Fremantle agreed to convert its $8,793,375 note plus interest in the company for 2,931,125 shares of Peace Arch common stock.  Under a January 2003 debt restructuring agreement between Fremantle and the Company, Peace Arch had previously provided for the issuance of these shares in June 2004.

Release and Reconstitution of Loan Guarantee:  During the year ended August 31, 2001, the Company guaranteed a loan due to Comerica Bank-California (“Comerica”) to a maximum of US$2,075,000 on behalf of a co-production partner. During the year ended August 31, 2002, the co-production partner defaulted on its loan payments. As at August 31, 2002, the amount of the outstanding related debt was $1,675,000 (US$1,075,000) and the Company recognized its obligation as debt and a receivable due from the co-producer. The receivable was written off at August 31, 2002.

During the year ended August 31, 2003, the Company entered into a Release and Reconstitution Agreement with Comerica which restructured the terms of the loan guarantee. Repayment of the loan is restricted to the ultimate proceeds of specific exploitation rights secured under the original loan agreement and, subject to Fremantle’s priority interests to the pre-existing assets.  Based on the Company’s cash flow projections, the Company does not believe that the revenue streams will be sufficient to repay the obligation and therefore under Canadian GAAP has recorded a gain on modification of debt.

If any amount of the Comerica liability remains outstanding as of December 31, 2005, Comerica will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the Company at a deemed price of $5.00 per share.    As at the date of filing this document there has been no communications from Comerica as to their intention to exercise the conversion option.  For U.S. GAAP purposes, the gain on Comerica’s loan guarantee will not be recognized until such time a final determination is made by Comerica commencing on December 31, 2005. The Company has recorded the financial instrument as an obligation and not as equity.

Conversion Instruments:  As described, and in conjunction with the above, on January 30, 2003, the Company issued a conversion instrument to Fremantle which permits Fremantle to convert the amount of its outstanding debt including unpaid accrued interest at December 31, 2004, if any, into Common Shares of the Company for a period of 90 days commencing on December 31, 2004. On March 31, 2005, Fremantle agreed to convert its $8,793,375 note plus interest in the company for 2,931,125 shares of Peace Arch common stock (see note 9(d) of the consolidated financial statements for further discussion).

As described, and in conjunction with the above, on January 30, 2003, the Company issued a conversion instrument to Comerica which permits Comerica to convert the amount of its outstanding loan at December 31, 2005, if any, into Common Shares of the Company for a period of 90 days commencing on December 31, 2005 at a price of $5.00 per share. As of February 20, 2006, Comerica has not elected to convert its loan to shares of the Company pursuant to the terms of the conversion instrument.

Pursuant to the conversion instrument, 253,000 Common Shares, which represent the number of shares that could be issued for the obligation of US$1,075,000, had previously been reserved for issuance.

On June 25, 2004, the Company voluntarily issued 3,489,814 Common Shares of the Company to Peace Arch Project Development Corp. (“PAPDC”) in consideration for PAPDC agreeing to assume the obligation to issue the Common Shares of the Company to Fremantle and Comerica (collectively, the Lenders) should the Lenders eventually opt to call upon those shares in settlement of the PAPDC obligations. A director, officer and shareholder of the Company serve as escrow agent to hold and direct the shares as appropriate to the Lenders and/or PAPDC upon the Lenders’ decision to convert the obligations to Common Shares of the Company.

Although owned by a third party, for accounting purposes, the Company continued to reflect the obligation to issue shares as a liability because of the Company’s and its related parties’ continued involvement with PAPDC.   Accordingly, the shares have been considered to be issued in escrow or in trust to settle the Company’s future obligations.

Peace Arch Project Development Corp. – Reorganization:  Pursuant to the reorganization, the Company’s wholly owned subsidiary, PAPDC, became the owner of substantially all the assets and business (collectively, the pre-existing assets) that the Company owned immediately prior to undertaking its business combination through the acquisition of GFT Entertainment Inc. portfolio of assets on January 30, 2003. The pre-existing assets consisted principally of accounts and loans receivable, film and television rights, and all shares and other securities (including intercompany loans) held by the Company in its subsidiaries existing at January 30, 2003 as more fully described in note 9 of the consolidated financial statements.

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

The purchaser of the subsidiary parent of the subsidiary subsequent to disposition by PAE) was entitled to retain 10% of the commission balance remaining as the purchaser’s income and the remaining receipts are paid to PAPDC and its subsidiaries. Prior to Fremantle converting its debt, as noted above, PAPDC was to remit the remaining receipts to Fremantle as repayment of the debt which PAPDC assumed.

On May 26, 2005, the Company re-acquired 100% of the PAPDC shares for a nominal amount.

Continuing Obligation and Fair Value of the Obligation to Issue Shares under the Conversion Instruments:  The Company continued to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica under the Conversion Rights Certificates (the conversion instruments) issued by the Company to each of them.  PAPDC assumed the liability for the debt owing to Fremantle and Comerica.  Fremantle and Comerica released PAE from its’ debt and guarantee obligation, but the Company remained contingently obligated to issue shares for the variable portion of the debt and guarantee obligation not satisfied by the Net Assets. The fair value of the debt is limited to the fair value of the Net Assets; therefore, the Company valued its obligation to issue shares for the contingent value of the debt not satisfied by the Net Assets.

As at August 31, 2003 the estimated fair value of the obligation to issue shares under the conversion instruments of Cdn $2,887,000 was based on the expected shortfall between the principal debt plus all interest accrued at the time on the loans and the fair value of the Net Assets.  The fair value of this obligation is a result of the number of shares estimated to be required to settle the Company’s contingent obligation multiplied by management’s estimate of the share price at the time of settlement.  The estimate of the share price was based on average share price and trading volume of Peace Arch Entertainment Group Inc. as of August 31, 2003.

On March 31, 2005, Fremantle agreed to convert its $8,793,375 note plus interest in the company for 2,931,125 shares of Peace Arch common stock.  At August 31, 2005, the Comerica obligation remains outstanding and is valued at $142,000.

In classifying this obligation in our financial statements the Company follows, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“FAS 150”) issued in May 2003.  FAS 150 requires that an issuer classify certain financial instruments as a liability because that financial instrument embodies an obligation of the issuer.  The remaining provisions of FAS 150 expand the definition of a liability to encompass certain obligations that a reporting entity can or must settle by issuing its own equity, depending on the nature of the relationship between the holder and the issuer.  The obligation to issue shares has been recorded in the financial statements as an obligation and not equity.

Adoption of FIN 46(R)

Effective August 31, 2004, the company was required to adopt Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities”, (“FIN 46”).  FIN 46 expands upon and strengthens existing accounting guidance that addresses when a company should consolidate in its financial statements the assets, liabilities and operating results of another entity.  Under previous guidance, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interest.  FIN No. 46 requires a variable interest entity (“VIE”) to be consolidated by a company if that company is the ‘primary beneficiary” of that entity.  An entity is a VIE if, among other things, it has equity investors that do not absorb the expected losses or receive the expected returns of the entity.  The primary beneficiary is subject to a majority of the risk of loss from the VIE’s activities, or is entitled to receive a majority of the VIE’s residual returns, or both.

Under the guidelines of FIN 46, the Company was required to consolidate the assets, liabilities and operating results of PAPDC.  As described above, PAPDC is the owner of the Company’s assets and business in existence prior to the reorganization and rationalization of its assets, operations and subsidiaries.  Following the sale of PAPDC to a third party, as described above, the Company continued to have a variable obligation to issue shares in settlement of the loans to Fremantle and Comerica which has been valued at $2,887,000.  We determined that the Company had the majority of expected losses that could arise from the variability of the fair value of PAPDC.  Under the rules governing FIN 46, the Company is considered the primary beneficiary of PAPDC and consequently was required to consolidate PAPDC on a prospective basis effective August 31, 2004 (as further discussed in note 10 of the notes to the consolidated financial statements).

On May 26, 2005, the Company re-acquired 100% of the PAPDC shares for a nominal amount, which had no effect on the carrying amount of any assets or liabilities. The Company continued to apply the purchase method to include PAPDC’s assets, liabilities and retained earnings in its consolidated financial statements.

B.

BUSINESS OVERVIEW

GENERAL

Peace Arch Entertainment Group Inc. (“PAE”) is a vertically integrated company that develops, finances, produces and distributes high-quality, proprietary film and television programming for the North American and international marketplace. We also provide production services for third party producers in return for a service fee.  Over the past three years PAE has shifted its focus from producing films and television programming developed by other parties for a service fee to developing and producing our own property keeping as much of the property’s future value as possible through the ownership in the distribution rights of the program. PAE will continue to produce third party developed programming in exchange for a contracted fee.

The principal activities of producing our own property consist of development, production and distribution.

The Company can be involved in all aspects of a program from a program’s development to the worldwide distribution. The Company obtains program distribution rights through the acquisition of specific territorial distribution rights from third party producers or by being involved in the development and production of a program and obtaining some or all of the worldwide distribution rights to the program. The Company earns revenues through the sale of these distribution rights worldwide.

Cost of producing a program is usually financed through a combination of advances from the presale of exploitation rights to buyers, government incentives and the sale of equity interest in the production. As the cost of production is normally incurred prior to the receipts of the program, the Company borrows from financial institutions to assist in the financing of a program’s costs. The loans are usually provided by the financial institutions on a program by program basis with the program’s unsold territories in distribution and the entitlement to program’s Canadian tax incentives provided to the financial institutions as security.   All such financing is completed prior to commencement of production.  Sometimes, a group of productions will be financed collectively and security pledged in these circumstances may be cross collateralized.

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

Exploitation of PAE’s distribution rights are carried out by PAE in Canadian and U.S. markets.

The Company attempts to secure third party financing for all of its films and television programming prior to the production stage, thereby preserving working capital for business operations and development activities.

A discussion of the primary activities involved in the generation of our Motion Picture and Television business segment production revenue as follows:

Development

Development is the initial stage in the creation of a film or television production.  It is the process by which ideas, concepts, stories, articles, plays, books and draft screenplays become final shooting scripts ready for production.  PAE receives hundreds of submissions of such material every year, usually in the form of draft screenplays submitted by talent agencies on behalf of their writer and/or director clients or by other producers who began the development process themselves and are seeking the Company’s production, financing and sales expertise.  On many occasions those screenplays are accompanied by “attachments”, typically a director or star that is committed to working on the picture if it is produced.

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

Production

Once we have approved a project for development, identified the probable sources of production financing and determined that we are likely to satisfy the multitude of conditions precedent to receiving that production financing, we then begin or complete the process of “packaging” the film.  In general, this means engaging a director and lead actors who satisfy the creative requirements of the film and meet the assumptions that underpin our financing plan.  This packaging phase usually requires the submission of the script and an accompanying offer of employment to the agents and managers of highly regarded “bankable” talent.  Peace Arch has excellent working relationships with most of the major talent agencies and management companies in the film industry, which facilitates this phase of the production process.

Only after the requisite package is assembled do we commence active “pre-production” of a picture.  During the pre-production phase (which usually lasts from six to twelve weeks on most of our pictures) we finalize the project’s script, budget and schedule, select our shooting locations, engage the additional cast, technicians, laborers, equipment and facilities needed to physically create the picture, obtain customary production insurance and a completion bond for the picture and endeavor to close all of the financing transactions needed to fund the entire cost of producing the film.  In most cases, our production financing closes after the completion of pre-production and during the early stages of the next phase of the process, production.

Production (sometimes called “principal photography”) of proprietary film and television programming can involve over 150 people per production who are hired either as employees or independent contractors.  For our documentary and lifestyle productions our production team is smaller and many functions are performed using in-house resources.  We form a wholly owned production company for each production that retains the necessary employees and contractors.  Even in the case of co-productions (where we often contractually share approvals and controls), on every film we produce a member of the senior management of the company directly oversees the day to day activities of the production company.

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

To acquire distribution rights to programming the Company is often required to provide advances in the form of minimum guarantees during the course of the pre production and production phases of the program which is used to finance the production costs of those programs.

At the end of fiscal 2005 we had one feature film in production and had delivered 6 feature films of which we own 3 and have been released.  The feature films delivered are listed below:

1.

“Tornado” an environmental thriller starring Daniel Bernhardt, directed by Alain Jakubowicz.

2.

“Fire”, an environmental thriller starring Bryan Genesse, directed by Allan A. Goldstein.

3.

“Earthquake”, an environmental thriller starring Andrew Lee Potts, directed by Tibor Takacs.

4.

“Our Fathers”, a drama starring Ted Danson, Christopher Plummer, Daniel Baldwin, Ellen Burstyn and Brian Dennehy, directed by Dan Curtis.

5.

“Shadows in the Sun”, a romantic drama starring Harvey Keitel, Joshua Jackson, Claire Forlani, and Giancarlo Giannini, directed by Brad Mirman.

6.

“American Soldiers”, an action film starring Curtis Morgan, directed by Sidney J. Furie.

At the end of fiscal 2005 we were awaiting delivery of 3 feature films for which we represent the worldwide exploitation rights as listed below:

1.

“The Veteran”, a dramatic thriller starring starring Ally Sheedy, Michael Ironside and Bobby Hosea, directed by Sidney J. Furie and produced by Curtis J. Petersen.

2.

“Heartstopper”, a horror film starring, Robert Englund, Meredith Henderson, and James Binkley, directed by Bob Keen.

3.

“Warriors of Terra”, a horror-sci fi film, starring Edward Furlong, Ellen Fury, Andrea Lui and Andrew Gillies, directed by Robert Wilson.

At the end of fiscal 2005, the Company produced and delivered twenty-five episodes of programming, all of which we own, as listed below:

1.

 “Campus Vets (Series II)”, 12 half hours

2.

“Love it or Lose it!”,  13 half hours

And had two television lifestyle series in production as listed below:

1.

“Love it or Lose it! (Series II)””, 1 half hour

2.

“Homemade Inc.”, pilot for Food Network Canada

Our library contains the feature film titles:

1.

 “Direct Action”, starring Dolph Lundgren, Directed by Sidney J. Furie. This action-packed thriller was filmed in Hamilton, Ontario during the summer of 2003.

2.

“Belly of the Beast”, a thriller starring Steven Seagal and directed by Tony Tung Yee Ching.

3.

“The Keeper”, a suspense thriller starring Dennis Hopper and Asia Argento and directed by Paul Lynch.

4.

“Hollywood Flies”, a road movie starring Brad Renfro, Vinnie Jones and Casper Van Dien, directed by Fabio Segatori.

5.

“Good Shepherd”, a drama, starring Christian Slater and Molly Parker, directed by Lewin Webb.

6.

“Avalanche”, an environmental thriller starring Andrew Lee Potts, directed by Mark Roper.

7.

“Volcano”, an environmental thriller starring Marnie Alton, directed by Mark Roper.

8.

 “Crime Spree”, a caper comedy starring Gerard Depardieu and Harvey Keitel, and directed by Brad Mirman.

9.

“Absolon”, a futuristic thriller starring Christopher Lambert and Lou Diamond Philips.

10.

“Partners in Action”, an action thriller starring Armand Assante and directed by Sidney J. Furie.

11.

“Detention”, an action thriller starring Dolph Lundgren and directed by Sidney J. Furie.

12.

“The Limit”, a suspense film starring Lauren Bacall and Claire Forlani and directed by Lewin Webb.

Financing of Production

We usually finance our feature film productions through single picture bank loans and government supported funding such as transferable tax credits, sale/leasebacks, tax driven “equity” funds and direct government subsidies. We are also involved in the production motion pictures under international co-production treaties which provide government support inside and outside Canada and assist in securing presales to local distributors as collateral for our production loans.

Though nearly all of our production financing is ultimately provided by third parties, we are often required to finance (typically for two to four months) a portion of our pictures’ costs prior to financial closing.  Historically, we have funded these interim costs through our own resources and third party bridge loans.  As the size of our pictures increases, however, we expect our pre-closing cash flow requirements to increase as well.  Furthermore, bridge loans are always expensive and frequently unreliable.  Consequently, we are actively seeking alternative sources of interim financing for our pre-closing production costs.

Nonetheless, concluding these complex financing transactions is a time consuming process during which the production of the picture of necessity must move forward.  Consequently, significant sums must frequently be spent on the production of a picture before its production loan can be closed.  Peace Arch currently relies on short term borrowings from private parties to fund much of our “pre-closing” production expenditures.

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

The sales division that has been assembled has experience in international distribution. We participate annually with a sales office at two major film markets (American Film Market and Cannes).  We also attend many film festivals throughout the world including Sundance, the Toronto Film Festival and others.   The international distribution operation licenses distribution rights in all international territories worldwide in various media on either an individual rights basis or grouped in combinations of rights.  We license these rights either on a picture-by-picture basis or occasionally pursuant to output arrangements.

The Company licenses distribution rights in North America.

For the year ended August 31, 2005, these included: Canada, United Kingdom, United States, France, Netherlands, Hong Kong, and Italy.  For the year ended August 31, 2005, in excess of 63% of the Company’s revenues and receivables were generated from export sales internationally, as compared to 83% for the year ended August 31, 2004.

The following table is a geographical breakdown of the Company’s worldwide revenues for the last 3 years.

	2005 ($ 000)	2004 ($ 000)	2003 ($ 000)

Revenue
Canada	3,949	3,409	4,702
United States	4,931	6,539	8,155
France	-	1,184	2,771
United Kingdom	236	571	-
Netherlands	-	4,613	-
Italy	-	3,256	-
Other foreign	1,631	1,664	5,837

	10,747	21,236	21,465

To the extent that the revenues are recorded on a gross basis, any commissions or other payments to third parties are recorded as expense so that the net amount (gross revenues less expenses) is reflected in operating income.

Strategies

We are a Canadian entertainment company and are striving to grow our infrastructure, deliver positive results and maintain short and long term financial stability.  We have three strategies: i) improving financial strength; ii) disciplined execution; and (iii) strategic growth.

i)   Improving Financial Strength.  During the year, the Company raised US$ 2.0 million in a private placement through the issuance of 4,347,827 Units consisting of one Series  I Preference Share and one Series II Preference Share Purchase Warrant.  We continue to look for various alternatives to improve our financial strength and explore alternative financing arrangements such as corporate debt and equity.

ii)  Manage financial risk while pursuing growth strategies.  Our success depends on our ability to finance growth. Adequate financing provides the flexibility to make appropriate investments in the future. We will continue to manage the financial risk of film and television programming production by ensuring that these new productions are fully financed from distribution minimum guarantees, pre-sales of certain distribution rights, tax credits and bank financing, the security for which is limited to the future cash flows from the film program. The decision to whether to “greenlight,” or proceed with a production involves the input of various disciplines within the Company; creative, sales group, finance and legal.  Generally the production division presents projects to a committee comprising operational, sales and finance where both the artistic, commercial and financial viability is discussed reviewing entire proposal.  The sales distribution group prepares revenue estimates based on their assessment of the project and current market conditions.   Once the various input is reviewed an assessment is made determining if it’s worth pursuing the production given the risk of a production against its potential for financial success.

iii)   Strategic Growth

a)

Develop Proprietary Rights for Library Growth. We will continue to direct our business towards the retention of rights in film and television programming. Ownership of distribution rights in film and television programming will provide a source of future cash flows thereby establishing value to a library of film distribution rights.  At the expiration of the license period these distribution rights will revert to us to be resold in the territory for another limited period of time. We believe this cycle of sale and reversion of rights at the expiration of a license period will continue providing a long-term source of cash flow.  Library revenue is defined as revenue earned after the first cycle of sales which generally includes theatrical revenue, the first six months of video sales, the first pay television contract and the minimum guarantees from the first international sales, depending in which media exploitation occurs in.

b)

Build up an International Distribution Infrastructure.  We distribute our in house productions and third party acquisitions to the international marketplace on a territory by territory basis through third parties.  We market and distribute our proprietary film and television programming and acquisitions under arrangements with worldwide distributors. We also market and distribute titles directly to existing pay and free television, home video and other markets. We typically directly distribute our programming in North America.  We believe that representing our own product assures us meaningful control over the manner of presentation as well as providing invaluable input as to market perceptions at the development phase of programming.

c)

Develop Relationships

(i)

Access Key Relationships.  We believe that our relationships with domestic and international broadcasters, distributors, financing sources and creative talent are important to the successful expansion of our proprietary motion picture and television business.

(ii)

U.S. and International Broadcasters and Distributors.  We have produced our programming in association with a variety of U.S. and international broadcasters and distributors including Blockbuster, Hallmark Entertainment Network, MGM, Nu Image, USA Network’s Sci-Fi Channel, Telemunchen, TFI, Columbia Tri-Star, MTV and Showtime Networks.  The Company will continue to develop relationships with U.S. and international broadcasters and distributors. In May 2004, we concluded an agreement with Showtime Networks Inc. (“Showtime”), a subsidiary of Viacom Inc. to co-finance and distribute a slate of motion pictures which PAE retains Canadian and international rights, and Showtime will retain the US distribution rights (as more fully describe in Item 5 Operating and Financial Review and Prospects).  The Company established a subsidiary in the Los Angeles, California to focus on actively pursuing better US distributor relationships and opening a dialogue with the US trade publications to help create greater awareness of the Company and its projects.

 (iii)

Canadian Domestic Broadcasters.  We have long-standing relationships with the Canadian broadcast community, including Alliance Atlantis Communications, CHUM-City, CTV, Global, Knowledge Network and The Family Channel.  Alliance Atlantis Communications has licensed rights to all of the Company’s current motion pictures in Canada.

Industry Overview

Competition

Feature film production and distribution is a highly competitive business. The most important competitive factors include popular appeal, artistic excellence and cost effectiveness. The Company competes in North America and in international markets with the major motion picture studios, as well as with numerous other motion picture companies for the acquisition of literary properties, the services of performing artists, directors, producers and other creative and technical personnel and production financing. The Company also competes with such firms for production and distribution rights and for placement of feature films.

Production

Phase I – Development

Development commences with an idea and ends with a screenplay and budget that someone is willing to finance. During the development phase, the producer will acquire the rights to a novel, newspaper article, life story, short or other form of story or an original screenplay. Once such rights are optioned, the story is further developed with the creator or a hired writer. The writing and revision of the screenplay is financed by the producer.

Parallel with this process, is the preparation of a budget and production schedule. By the completion of this phase, the estimated production costs have been itemized in the form of a production budget, and the total of some or all of such costs matched by committed financing. With that completed, a decision is made whether or not to “greenlight” (i.e., approve) the picture for production. (Often producers are required to make this determination without input from qualified sales and marketing personnel, who are typically disinclined to comment on values during the development phase of a project.)

Phase II – Pre Production/Financing Phase

The pre-production phase is where the bulk of the production crew is hired and allowed to prepare for execution of each of their tasks. Details are locked down on all aspects of production. The producer will hire creative and production personnel to the extent not previously committed, ramping up from the “top down”, will obtain all requisite insurance and Completion Bonds, plan shooting schedules, establish locations, secure studio facilities or stages, finalize the budget and prepare for the start of actual filming.

Also, during this phase, Co-financing agreements will be finalized with co-producers, financiers or distributors who have agreed to share the costs of production and in turn receive the benefit of some portion of the picture’s revenue.

After a producer has secured for a production the principal license fees from major distribution territories and has in hand the tax credits and other incentives that are available, any gap in the production budget will typically be financed by license fees from unsold territories or by a co-producer or a third party.

Phase III – Principal Photography Phase

Principal photography for feature films is commenced and completed usually in a period of three to five months depending on such factors as location, weather, budget, special effects and unique requirements of the screenplay. Television movies are typically completed in 4-6 weeks; feature films for theatrical release are measured in months. The production phase is highly regimented. It involves scheduling/choreographing an entire cast and crew. The majority of costs are incurred during this period.

Phase IV – Post Production Phase

During post-production, the picture is edited and music, dialogue and special visual or audio effects are added. The voice, music, effects and photography are synchronized. The distributor will use the resulting film negative to create prints for release to theatres. Concurrent with the post-production phase, the distributor puts the finishing touches on the marketing campaigns and advertising budgets it has previously prepared in preparation for the theatrical release of the picture.

Distribution

Domestic and International Markets

The distribution of a motion picture involves the licensing of the picture for distribution or exploitation in various markets, both domestically (the US and Canada are usually referenced together as the “domestic market”) and internationally, pursuant to a release pattern. Revenue for films is generated by distributing or exploiting the film in various markets pursuant to customary release patterns, or “windows”. These windows include (in the following order) domestic and international theatrical exhibition, non-theatrical venues (which include airlines, military installations, hospitals and hotels), home video, television (including pay-per-view, pay, specialty, network, syndication and cable) and concurrent with the later windows other ancillary sources such as consumer products, themed entertainment, publishing, new media and music soundtrack sales. The domestic and international markets generally follow the same release pattern, with the release date in the international market concurrent with the domestic theatrical release or up to nine months thereafter. A motion picture typically is distributed by a major studio or by one or more distributors that acquire rights from a studio or other producer in one or more markets or media or a combination of the foregoing.

While the timing of revenue received from these sources varies for each film, the majority of the revenue generated by a film is received within the first five years of a film’s life, and the majority of such revenue is received within the first 18 months of a film’s initial distribution cycle.

Distribution Vehicles

Theatrical Exhibition

Gross box office receipts are shared between the distributor and theater owners. The distributor's share of box office receipts is referred to as “theatrical rentals”. Box office splits are determined on a film-by-film basis with each exhibitor and are often negotiated based upon box office performance of the distributor’s or producers prior releases. The share of box office receipts retained by the exhibitors generally includes a fixed amount per week (to help cover the theater's operating costs) plus a percentage of receipts that escalates during the picture's run in the theater. Although these shares vary widely, on average, the split between exhibitor and distributor is 60/40 over the length of the film’s theatrical run. The principal expenses related to domestic theatrical release are prints and advertising, or P&A Expenses. Print costs are incurred for duplicating the negative into prints that will be sent to theatres for actual exhibition. The processing and distribution of prints domestically depends on the number of screens on which it is initially exhibited. A certain amount of advertising costs are incurred during the two months preceding the domestic theatrical release of a new film, with the majority of advertising costs incurred in the days and weeks just prior to or upon release of the film. Advertising costs include the production and placement costs of print advertisements in magazines and trade publications, television and radio spots, billboards, and the production costs of 15-second to two-minute trailers, as well as various publicity and promotional campaigns. Advertising costs to “open” a movie (i.e. expenditures incurred to drive awareness of a new film release) are significant and, for a widely released film, may be more than half of the total print and advertising budget. Although theatrical rentals alone may not justify such expenditures, creating brand identity and awareness for a particular motion picture fosters sales in subsequent release windows, particularly home video.

Non-theatrical Rights

Late in the domestic theatrical run a distributor will license the motion picture for non-theatrical exhibition to distributors who make the picture available to airlines, ships, military installations, prisons, hotels and other governmental institutions.

Home Video/DVD

DVDs of motion pictures are generally sold to local wholesalers or taken on consignment and are generally rented by consumers for fees. Most titles, including certain made-for-video programs, are priced significantly lower to encourage direct purchase by consumers. Direct sale to consumers is referred to as the “sell through market”. The arrangements for international home video are similar to the domestic home video market except that there are some additional costs incurred with distribution (repackaging in a foreign language, IP protection), dubbing (in a foreign language) and reformatting (to international standards). An international home video release generally occurs six months after international theatrical release in any given territory.

Pay-Per-View

Pay-Per-View television allows cable television subscribers to purchase individual programs, including recently released motion pictures and live sporting, music or other events on a “per use” basis. The subscriber fees are typically divided among the program distributor, the pay-per-view operator and the cable system operator.

Pay and Specialty Television

Pay Television allows cable television subscribers to view channels such as ShowTime, HBO (each, in the US), The Movie Network (in Canada) and other pay television network programming offered by cable system operators for a monthly subscription fees. Pay television networks acquire a substantial portion of their programming from motion picture distributors.

Broadcast, Cable and Satellite Television

Broadcast television allows viewers to receive, without charge, programming broadcast over the air via affiliates of the major networks, independent television stations and cable networks, and satellite networks. In certain areas, viewers may receive the same programming via cable transmission for which subscribers pay a basic cable television fee. Broadcasters or cable system operators pay fees to distributors for the right to air programming a specified number of times.

Ancillary Markets

Revenues may also be derived from licensing rights to perform musical works and other sound recording embodied in a motion picture, and rights to manufacture all CD-ROM, video and other games, books, “making of” books about the film, dolls, clothing and similar commercial articles derived from characters or other elements of a motion picture or television program.

Blu-Ray/HD DVD Formats

Blu-Ray/HD DVD is expected to have a similar impact on the home entertainment business as DVD’s when they were released. Once a standard format has been decided upon consumers are predicted to replace their DVD collections with the higher quality hi-definition formats. The demand for the product will be further increased as many countries have mandates to convert all TV broadcasting stations to HD formats increasing the likelihood that consumers will have HD ready TV sets. This represents a significant opportunity as distributors will be able to generate additional revenue from existing licenses.

Internet

The recent increase in availability of broadband communication has created another channel for distribution. Distribution companies are now pursuing the strategy of having content available on-line. Although pricing models are still being developed, this emerging trend has the potential to become a major source of additional profit since transportation costs are non-existent.

Regulatory Considerations

Our status as a producer of “Canadian” programming, operating in Ontario and other provinces, makes us eligible to receive Canadian tax and business incentives.

We will continue to qualify for these tax and business incentives if, among other things, Canadians beneficially own or control a majority of the voting rights of PAE.  If Canadians fail to beneficially own or control a majority of PAE’s voting rights, we could lose our eligibility for these tax and business incentives.  These tax and business incentive programs also may be amended or eliminated in the future.  The loss or elimination of these tax or business incentives might have a material adverse effect on the results of our operations and financial condition.

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

Two government bodies decide what constitutes Canadian content.  The Canadian Audio-Visual Certification Office (“CAVCO”) reviews the Canadian content of productions to determine their eligibility for tax credits.  The CRTC, the regulator which licenses Canadian broadcasters, determines how much of a licensee’s schedule must be reserved for Canadian content.  It also reviews applications for Canadian content not eligible for tax credits at CAVCO and for productions that choose not to apply to CAVCO.

According to CAVCO and CRTC regulations, a program will qualify if it is produced by an individual Canadian producer with the involvement of individual Canadians in key creative functions, and where a substantial portion of the remuneration paid to individuals is for services provided by Canadians and processing and final preparation costs are for services provided in Canada.  A “Canadian production company” includes a Canadian company which carries on business in Canada with a Canadian business address, which is owned or controlled by Canadians and whose principal business is the production of film, videotape or live programming for distribution on television or in theatrical, industrial or educational markets.  We believe that we will continue to qualify as a “Canadian production company” for this purpose, as long as Canadian citizens or permanent residents of Canada beneficially own more than 50% of the combined voting power of our outstanding shares or if we are controlled by Canadians.

International Co-Production

Canada is a party to co-production treaties with more than 50 countries throughout the world, excluding the U.S.  Canada's co-production treaties allow for the reduction of the risks of production by permitting the pooling of creative, technical and financial resources of Canadian producers with non-Canadian producers under prescribed conditions.  Canadian co-production treaty partners include some of the following: Australia, Bulgaria, China, France, Germany, Hong Kong, Hungary, Israel, Italy, Mexico, New Zealand, and United Kingdom.  A production that qualifies as a co-production for treaty purposes is considered to be a national product in each of the participating countries and, as such, is entitled to many local advantages in each country.  More specifically, the co-production usually satisfies criteria for national certification in regard to content broadcasting regulations, government subsidies and tax benefits.  The co-producers share the copyright in the production, while the domestic distribution rights are generally owned by the respective co-producers.  Sharing of foreign revenues is based on the respective contribution of each co-producer, subject to negotiation between the co-producers and approval by the appropriate government authorities. Two of the feature films delivered during the year were produced under a Co-production Treaty structure.  These feature films are Fire and Shadows in the Sun.

Industry Incentives

(a)

Refundable Income Tax Credit – Federal

Since 1995, a refundable tax credit has been available under the Income Tax Act (Canada) for eligible film and television productions undertaken by qualified Canadian corporations.  Up until November 14, 2003 the tax credit was equal to 25% of the lesser of qualified labor expenditure and 48% of eligible costs of production of a given project.  After November 14, 2003, the percentage of qualified labour expenditure for eligible productions was increased to 60%. Eligible costs of production are total production costs less any other government assistance, including any provincial refundable tax credit.  Since our labor expenditures for a production typically exceed this limitation, we are generally eligible to receive a federal tax credit equal to 15% of the eligible costs of production.  The credit is calculated on the basis of each individual production and is available only to taxable Canadian corporations which have activities that are primarily those of a Canadian film or video production business carried on through a permanent establishment in Canada and which are Canadian-controlled as determined under the Investment Canada Act.  Canadians control a corporation for purposes of the Investment Canada Act where, among other things, Canadians own and control a majority of the voting interest.  Refundable federal tax credits arising from the delivery of film and television programming in fiscal 2005 amounted to $389,000 and in 2004 approximately $2,969,000.

(b)(i)

Refundable Income Tax Credit – Province of British Columbia

Under the terms of the current film and television provincial tax credit system under the Income Tax Act (British Columbia), the Province of British Columbia offers refundable tax credit incentives for British Columbia film productions.  The incentives as at August 31, 2005 are available at the following levels:

•

Basic incentives equal to 30% of qualified British Columbia labor expenditures.

•

A regional incentive equal to 12.5% of qualified British Columbia labor expenditures for productions where principal photography occurs outside of the Greater Vancouver area in British Columbia.

•

A training incentive equal to the lesser of 3% of British Columbia labor expenditures or 30% of qualified labor expenditures attributable to payments to eligible industry trainees.

Eligible labor expenditures are limited to 48% of the total production costs, net of government assistance. The credit is calculated on the basis of each individual production and is available only to a qualified corporation having a permanent establishment in British Columbia and carrying on an eligible film or television production business through a permanent establishment in Canada.  In order to access the basic credit, the producer of the eligible production must be a British Columbia resident for tax purposes and persons domiciled in British Columbia must also control the corporation.  Refundable tax credits under the British Columbia program on account of television programming delivered in our 2005 fiscal year amounted to approximately $408,000 and in 2004 approximately $271,327.

 (b)(ii)

Refundable Income Tax Credit – Province of Ontario

Under the terms of the current film and television provincial tax credit system under the Income Tax Act (Ontario), the Province of Ontario offers refundable tax credit incentives for Ontario film productions.  The incentives as at August 31, 2005 are available at the following levels:

•

Basic incentives equal to 30% of qualified Ontario labor expenditures.

•

A regional incentive equal to 10% of qualified Ontario labor expenditures for productions where principal photography occurs outside of the Greater Toronto area in Ontario.

Eligible labor expenditures are limited to 48% of the total production costs, net of government assistance. On November 14, 2003, the Province of Ontario raised the limit of eligible labor expenditures to 60% of total production costs.  The credit is calculated on the basis of each individual production and is available only to a qualified corporation having a permanent establishment in Ontario and carrying on an eligible film or television production business through a permanent establishment in Canada.  In order to access the basic credit, persons domiciled in Ontario must also control the corporation.  In addition, in order to access the basic credit, the producer of the eligible production must be an Ontario resident for tax purposes.  Refundable tax credits under the Ontario program on account of film and television programming delivered in our 2005 fiscal year amounted to approximately $309,000 and in 2004 approximately $3,411,000.

(c)

Production Services Tax Credit

In October 1997, the Canadian Minister of Finance announced the creation of a new program to support film and video productions in Canada to encourage the production in Canada of non-Canadian content motion pictures and videos.  Effective November 1, 1997, the film and video production services tax credit (“FVPSTC”) replaced the privately promoted tax shelters that were affirmatively terminated on October 31, 1997, with a tax credit for films that do not satisfy all the requirements of a Canadian-certified film or video production described above.  This program currently provides eligible production corporations engaged in an accredited production with a tax credit equal to 16% of their qualified Canadian labor expenditures for a production incurred after October 1997.    Assuming that Canadian labor expenditures generally represent approximately 50% of the total production budget, the FVPSTC may not applicant is approximately 8% of total production costs.  An eligible production corporation is a corporation that carries on a film or video production business through a permanent establishment in Canada, and that owns the copyright on an accredited production throughout the period in which it is produced in Canada or that has contracted directly with the owner of the copyright to provide production services in Canada where the owner of the copyright is not an eligible production corporation.  An accredited production is a film or video production with a production cost of not less than $1.0 million incurred during the two-year period that begins with the principal filming or taping of the production.  A production that is part of a series of two or more episodes, or that is a pilot program for such a series, also qualifies as an accredited production if the production costs of each episode incurred during a two-year period that begins with the principal filming or taping of the production exceeds $100,000 for an episode with a running time of less than 30 minutes and $200,000 in any other case.  Accredited productions do not include, among other things, pornography, advertising and various productions developed primarily for industrial, corporate or institutional purposes.  Each of the provinces of Canada has adopted similar programs.  In addition to the federal tax credits, most provinces offer a form of refundable provincial tax credit for motion pictures and videos that are produced, in whole or in part, in the particular province.  These tax credits range from 18 to 40% of eligible production costs.  The applicable rate for any particular production will depend on a number of factors including the particular province in which the production occurs, whether the production meets provincial content requirements (where applicable), whether the production company meets the control requirements (where applicable) and whether the production is filmed in a specific location in a province that provides additional regional incentives.

(d)

Canadian Television Fund

The Canadian Television Fund (“CTF”) is a private-public initiative with an annual budget of about $250 million.  It consists of two distinct but complementary programs:

(i)

License Fee Program

The License Fee Program was created in 1996 to form a television funding initiative equal to promote high-quality Canadian television programming.  The current budget is $145 million.  We could, in association with our Canadian broadcasters, apply for contributions where applicable under the program.  The maximum contribution varies with the license fee paid by the first window Canadian Broadcaster as well as project genre.  During fiscal 2005 we recorded funding of $nil from the License Fee Program, and $261,421 in fiscal 2004.

(ii)

Telefilm / Equity Investment Program

Administered for the CTF through Telefilm Canada, the Equity Investment Program (“EIP”) provides financial assistance to the Canadian film and television industry in the form of recoupable production advances.  Telefilm Canada also provides advances for script development, loan guarantees, and recoupable advances of the cost of dubbing into English or French and grants of up to 75% of advertising and promotion costs on certain productions. Telefilm Canada’s development fund and the international component of their Marketing Assistance Program are no longer available to publicly traded companies.  We did not use Telefilm funding from the development fund or the international component of the Marketing Assistance Program.    In fiscal 2001 we received an aggregate of $2,000,000 from the Equity Investment Program for production funding in respect of Big Sound.  In fiscal 2005 we recorded funding of $nil and $25,000 in fiscal 2004 from Telefilm Canada.

(e)

Other Incentives

We have also utilized production financing from other government sources including British Columbia Film, The Independent Production Fund and CanWest Independent Producers Fund.  We may use such funding in the future if we believe it is prudent to do so.  There are government incentives in the other provinces, available for our use, but we have not yet accessed them.  During fiscal 2005 we recorded funding of $110,000 and in 2004 we recorded funding $75,000 from the CanWest Independent Producers Fund.

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

We hold varying ownership interests in the projects we have produced to date.  During fiscal 2005, we delivered 6 feature films, 3 of which we own and the other three we control the worldwide distribution rights for a period of 25 years and 38 episodes of three television series’ and commenced production on a further 2 motion pictures and 1 television pilot.  During fiscal 2004 we delivered 7 feature films and 13 episodes of a television series and 1 documentary and commenced production on a further 1 motion picture and two television lifestyle series.  During fiscal 2003, we delivered 5 motion pictures and commenced production on a further 9 motion pictures in which we hold ownership interests.  During fiscal 2003, our Vancouver-based television division produced and delivered 21 episodes of programming and two documentaries owned by the Company.  During fiscal 2002, we added 16.5 hours of programming to our library. We will continue to expand our library as we produce more proprietary programming.

Intellectual Property

We have the trademarks "Peace Arch Entertainment” registered in Canada, the United States and the European Union.  As well, we have the “Peace Arch Entertainment Group Inc.” and the logo Design, in Canada and the United States.

C.

ORGANIZATIONAL STRUCTURE

The following is a list as at August 31, 2005 of the principal subsidiaries of the Company, the jurisdiction of incorporation of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company.

Subsidiary	Jurisdiction	Percentage of Voting Securities Held/Controlled
Peace Arch Films Ltd.	England and Wales, U.K.	100%
Peace Arch Motion Pictures Inc.	Ontario, Canada	100%
Peace Arch LA, Inc.	California, United States	100%
Peace Arch Television Ltd.	Ontario, Canada	100%
Peace Arch Project Development Corp.	British Columbia, Canada	100%
The Eyes Project Development Corp.	British Columbia, Canada	48%(1)

1.

The Company owns 48% of the Common Shares and 99% of the Preferred Shares of The Eyes Project Development Corp.  The Company controls the subsidiary through management agreements with non-controlling interest.

D.

PROPERTY, PLANTS AND EQUIPMENT

The Company leases a total of three suites at its head office space located at 124 Merton Street, Toronto, Ontario, suites 402, 403 and 407. This premise comprises approximately 5,129 square feet of space and pays a monthly lease of $10,408.  The offices are used as office space only.

The Company’s registered office is located in Toronto at 407-124 Merton Street, Toronto, Ontario M4S 2Z2.

The other leased locations of PAE’s offices are as follows:

Vancouver – 1710 Columbia Street, 2nd Floor, Vancouver, British Columbia V5Y 3C6 – 20,241 sq ft.

London, UK – 5-11 Mortimer Street, 3rd Floor, London, UK W1T 3JB – 1030 sq ft.

Los Angeles, CA – Suite 14, 228 Main Street, Venice, CA  90291 – 2,000 sq ft.

In January 2002, we sold our remaining production property, which is comprised of approximately 55,000 square feet of studio, production office and storage space, located at 150 West 1st Avenue, Vancouver, British Columbia.  We continued to occupy the West 1st Avenue property through an operating lease arrangement with minimum monthly lease payments of $34,156.  Until December 31, 2004, we were using approximately one-third of the West 1st Avenue property for our productions, and to house our ten digital post-production suites and two visual effects suites, which handle off-line editing for all of our productions.  We also subleased the balance of the West 1st Avenue property to third parties at local market rates.  Since January 1, 2005, we occupy only one-third of the West 1st Avenue property and are currently negotiating lease terms with the landlord.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following main significant transactions of the Company occurred during the year ended August 31, 2005;

On March 31, 2005 Fremantle agreed to convert its $8,793,000 note plus interest for 2,931,125 shares of the company’s common stock.  As a result of Fremantle’s conversion the company has recognized a gain on settlement of its obligations related to Fremantle. The Company has recognized a gain from the settlement of its obligation to issue shares of $1,105,000, which is represented as the difference between the carrying amount of the obligation and value of the Company’s stock used to settle the obligation on the date of settlement. Also, as a result of the Fremantle conversion, the distribution obligation was extinguished resulting in an additional gain on the settlement of the distribution obligation of $1,455,000.

On May 26, 2005, the Company re-acquired the shares of PAPDC for a nominal amount, which had no impact on the accounting treatment of the consolidation of PAPDC with the results of the Company. See note 10 of the consolidated financial statements for a more detailed description of the transaction.

The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP.  The application of Canadian GAAP conforms in all material respects for the periods presented with U.S. GAAP except as explained in Note 27 to consolidated financial statements included under Item 18 to this Form 20-F.   The application of the following accounting policies, which are important to our financial position and results of operations, requires significant judgments and estimates on the part of management.  For a summary of all of our accounting policies, including the accounting policies discussed below, see note 2 to our audited consolidated financial statements.  The consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liabilities in the normal course operations.

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

Accounting for Films and Television Programs

The Company accounts for its production and distribution of film and television programs in accordance with AICPA Statement of Position 00-2, “ Accounting by Producers and Distributors of Film” (“SOP 00-2”).  SOP 00-2 requires that film and television costs of productions and acquisition are amortized for each film or television program in the ratio of revenues earned in the current period for such title to management’s estimate of the total revenue to be realized from all media and markets for that title.  Management regularly reviews and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the film and television asset to the estimated fair value amount.  Results of operations in future years are dependent upon the amortization of film and television costs and may be significantly affected by periodic adjustments in amortization rates.  As a result, the Company’ financial results fluctuate from period to period.  If estimates of ultimate revenues change with respect to a film or television program, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the film or television program to its estimated fair value.  No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

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

In the normal course of business, the Company acts as or uses an intermediary or agent in executing transactions with third parties.  Pursuant to EITF No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” such transactions are recorded on a “gross” or “net” basis depending on whether the Company is acting as the “principal” in the transaction or acting as an “agent” in the transaction.  The Company serves as the principal in transactions in which it has substantial risks and rewards of ownership and, accordingly, records the revenue on a gross basis.  For those transactions in which the Company does not have substantial risks and rewards of ownership, the Company is considered an agent in the transaction and, accordingly, records revenues on a net basis.

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

The Company has provided loan guarantees to financial institutions for the co-producers’ share of loans on certain of the films that have been produced and for which loan balances remain unpaid.  In the event of default on the part of the co-producer, the Company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer.  The Company believes that the likelihood of the co-producers’ defaulting on its share of the obligation is remote and therefore has estimated that an accrual for such a likelihood is unnecessary.

Continuing Obligation and Fair Value of the Obligation to Issue Shares under the Conversion Instruments:  The Company continues to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares as described in the Acquisitions and Financing Transaction herein. PAPDC assumed the liability for the debt owing to Fremantle and Comerica.  The Company valued its obligation to issue shares for the contingent value of the debt as at August 31, 2003.  At that time, the estimated fair value of the obligation to issue shares under the conversion instruments was Cdn$2,887,000. This estimate was based on the expected shortfall between the principal debt plus all interest accrued at the time on the loans and the fair value of the security for those loans which is the Net Assets of PAPDC.  The fair value of this obligation is a result of the number of shares estimated to be required to settle the Company’s contingent obligation multiplied by management’s estimate of the share price at the time of settlement.  The estimate of the share price was based on average share price and trading volume of Peace Arch Entertainment Group Inc. as of August 31, 2003.

During the year the Company settled its obligation with Fremantle giving rise to a gain on the settlement of the obligation to issue shares. The gain represents the difference between the carrying amount of the obligation and value of the Company’s stock used to settle the obligation on the date of settlement. The remaining estimate has been revised according to estimates.

While management believes that the balance sheet provisions are adequate, using different assumptions or estimates could have a significant impact on the Company’s results of operations, prospects or financial condition.

Comparison of Canadian and US GAAP

Note 27 to the Consolidated Financial Statements sets forth differences between Canadian GAAP and U.S. GAAP. In addition to the U.S. GAAP issues taken into account in the preparation of Note 27, there have been accounting standards issued by the Financial Accounting Standards Board (the “FASB”) or other bodies in the U.S. that may become applicable to our reported results, but have not yet been adopted because such standards are not effective for the periods presented.

A.

OPERATING RESULTS

Fiscal Year Ended August 31, 2005 Compared to Fiscal Year Ended August 31, 2004

For the year ended August 31, 2005, the Company earned $1.4 million or $0.07 diluted earnings per share compared to net loss of $484,000 in 2004 or $(0.03) diluted loss per share.  Included in the Company’s net earnings for fiscal 2005 is a one time gain arising on the settlement of certain obligations in the amount of $2.6 million.

Diluted earnings per share is calculated on 19,273,000 weighted average shares outstanding at August 31, 2005 and 17,314,000 weighted average shares outstanding in the prior year.

Revenue. The Company reported revenue of $10.7 million for fiscal 2005 compared to $21.2 million for fiscal 2004 representing a decrease of $10.5 million or 49.5% for the year. The following table represents revenues earned in each of the last two years for each of our business segments;

	Year Ended August 31,
	2005	2004
	(Canadian dollars in millions)
Segmented Information
Motion Picture	9,200	18,327
Television	1,547	2,909
Total	10,747	21,236

Motion Picture revenues in fiscal 2005 of $9.2 million decreased by $9.1 million, or 49.7%, compared to $18.3 million in fiscal 2004. The decrease in revenues compared to the same period of the prior year primarily reflects the lower number of projects produced by Peace Arch and is associated with the Company’s strategy to prioritize the packaging, financing, and distribution of projects.  This results in lower presale revenues at the time a project is completed and delivered. During fiscal 2005, the Company delivered or took delivery of 6 motion pictures; “Tornado”, “Fire”, “Earthquake”, “Shadows in the Sun”, “American Soldiers”.  Of the 6 motion pictures delivered in the current year, 2 were co-productions produced in accordance with official international bilateral treaties.

Television revenues in fiscal 2005 of $1.5 million decreased by $1.4 million, or 48.3%, compared to $2.9 million in fiscal 2004. This decrease is due to lower sales from the television library in fiscal 2005 compared to fiscal 2004. The Company produced and delivered 13 episodes of "Campus Vets (Season II)", and 12 episodes of "Love it or Lose It!".

Gross Profit.  Gross profit is comprised of revenue less amortization of film and television programming and other production costs. Gross profit for fiscal 2005 was $2.1 million compared to $2.5 million for fiscal 2004.

As a percentage of revenue, gross profit was 19.6% for fiscal 2005 compared to 11.5% for fiscal 2004. In 2004, the Company reviewed, as required, the future revenue projections or estimates on a title-by-title basis, supporting the carrying value of its film investments, and lowered its estimates of future revenue projections with reference to current and anticipated market conditions resulting in the recognition of a $2.5 million write-down of film investments. The improvement in the percentage in fiscal 2005 compared to fiscal 2004 is due to the $2.5 million impairment charge on some of the film titles following a review of future revenue projections and film estimates in fiscal 2004. Following a review of future revenue projections in the current year the Company determined that an impairment charge was not required.

Amortization.  The following table presents the comparative amortization amounts for the last two fiscal years.

(in thousands of dollars)	2005	2004	Change
Amortization of investment in film and television programming and other production costs	8,636	18,774	(54.0)%

Amortization was $8.6 for the year ended August 31, 2005 compared to $18.8 for the year ended August 31, 2004.

Selling, General and Administrative Expense.  Selling, general and administrative expense increased by $0.5 million, or 15.4%, to $3.9 million in fiscal 2005 from $3.4 million in fiscal 2004. This increase was due to costs associated with issuance, during the year, of employee stock based compensation, a full year of operations of the LA office for fiscal 2005 and a reduction of the recovery of selling, general and administrative expenses in fiscal 2005 compared to fiscal 2004 due to the end of the time period over which the Company was entitled to recover such expenses associated with managing certain assets to realize cashflows to retire the Fremantle debt. The following table presents the comparative net selling, general and administrative costs for the last two fiscal years;

(in thousands of dollars)	2005	2004	Change
Selling, general and administrative expenses	4,033	3,797	6.2%
Recovery of selling, general and administration	(145)	(427)	(66.0)%
Total	$ 3,888	$ 3,370	15.4%

Interest Income.   Interest income was $0.8 million for fiscal 2005, representing an increase of $0.8 million from $39,000 for fiscal 2004.  This increase is due to interest revenue earned on the Restricted Term Deposit. This interest revenue was offset by interest expense of the same amount recorded in respect of the Film Financing Obligation. Interest expense for fiscal 2004 represents $0.2 million of interest on bank indebtedness and other balances.

Interest Expense.   Interest expense was $1.0 million for fiscal 2005, representing an increase of $0.8 million from $0.2 million for fiscal 2004.  This increase is due to interest expense recorded on the Film Financing Obligation. This interest expense was offset by interest revenue of the same amount recorded in respect of the Restricted Term Deposit.

In fiscal 2005, $0.7 million of interest on indebtedness relating to production of film and television programming was capitalized.  In fiscal 2004, $0.4 million of interest on bank indebtedness relating to production of film and television programming was capitalized.  Interest component may vary each year depending on the dollar value of production during the year and the timing of production commencement and delivery during the year. Production loans increased by $3.4 million in fiscal 2005 to $16.0 million from $12.6 million in fiscal 2004.

Gain on settlement of obligations. The Company recognized a one time $2.6 million gain on the settlement of the Fremantle obligation and a revaluation of the Comerica obligation arising from the impact on the obligations valuation of changes in (i) the Company’s share price used in the valuation of the obligations and the exchange rate used in the valuation of the obligations between the Canadian and U.S dollars during the year. This change is described in note 10 of the consolidated financial statements. Without this gain during the year, the Company’s results for the year would have been a loss of $1.1 million.

Foreign exchange gain/(loss). In fiscal 2005, the positive impact of the weakening of the U.S. dollar relative to the Canadian dollar on the Company’s U.S. denominated net liabilities resulted in a foreign exchange gain of $0.7 million. In fiscal 2004, the Company’s loss of $0.6 million was a result of a negative impact of a weakening U.S. dollar relative to the Canadian dollar on the Company’s U.S. dollar denominated net assets.

Taxes.  At August 31, 2005, the Company had accumulated losses for tax purposes of $6.5 million which are available for carry forward to future years.  The benefits of the tax loss carry-forwards have not been reflected in the financial statements.

During the year ended August 31, 2004, the Company recorded a reversal of a future income tax valuation of $989,500.  A company controlled by a director, officer and shareholder of the Company forgave production loans in the amount of $2,726,000.  The loan forgiveness has been recorded as contributed surplus net of the income tax impact of $989,500.

Fiscal Year Ended August 31, 2004 Compared to Fiscal Year Ended August 31, 2003

Revenue.  Consolidated revenues in fiscal 2004 of $21.2 million decreased slightly by $0.3 million, or less than 1.0% compared to $21.5 million in fiscal 2003. The flowing table represents revenues earned in each of the last two years for each of our segments;

	Year Ended August 31,
	2004	2003
	(Canadian dollars in millions)
Segmented Information
Motion Picture	18,327	18,647
Television	2,909	2,818
Total	21,236	21,465

Motion Picture revenues in fiscal 2004 of $18.3 million decreased by $0.3 million, or 0.1%, compared to $18.6 million in fiscal 2003.

Television revenues in fiscal 2004 of $2.9 million increased by $0.1 million, or 3.6%, compared to $2.8 million in fiscal 2003. This decrease is due to lower sales from the television library rights in fiscal 2004 compared to fiscal 2003.

Gross Profit.  Gross profit, comprised of revenue less amortization of film and television programming and other production costs, for fiscal 2004 was $2.5 million compared to $2.4 million for fiscal 2003.  As a percentage of revenue, gross profit was 11.6% for fiscal 2004 compared to 11.5% for fiscal 2003. Gross profit decreased slightly in fiscal 2004 compared to fiscal 2003. The results are comparable year over year.

Amortization.  The following table presents the comparative amortization amounts for fiscal 2004 and fiscal 2003.

(in thousands of dollars)	2004	2003	Change
Amortization of investment in film and television programming and other production costs	18,774	18,827	0.3%

Amortization was $18.8 for the year ended August 31, 2004 compared to $18.8 for the year ended August 31, 2003.

Selling, General and Administrative Expense.  Selling, general and administrative expense increased by 9.1% from fiscal 2003 primarily due to the new LA operation since May 2004 and a full year of operations in the U.K. for fiscal 2004.  For fiscal 2003, the U.K. operation commenced January 2003.  The Company at the same time had continued cost cutting measures, including staff reduction.  Some of the selling, general and administrative expenses relate to the pre-existing business.  Reasonable expenses arising from that pre-existing business are recovered pursuant to an agreement with PAPDC (note 9), thereby reducing total selling, general and administrative by $427,000.

(in thousands of dollars)	2004	2003	Change
Selling, general and administrative expenses	3,797	3,088	23.0%
Recovery of selling, general and administration	(427)	-	N/M
Total	3,370	3,088	9.1%

Interest Expense.   Interest expense was $0.2 million for fiscal 2004, representing a decrease of $0.3 million from $0.5 million for fiscal 2003.

In fiscal 2004, $0.4 million of interest on indebtedness relating to production of film and television programming was capitalized compared to $1.1 million in fiscal 2003.

Foreign exchange gain/(loss). In fiscal 2004, the negative impact of the weakening of the U.S. dollar relative to the Canadian dollar on the Company’s U.S. denominated net assets resulted in a foreign exchange loss of $0.6 million. In fiscal 2003, the Company’s gain of $0.8 million was a result of a positive impact of a weakening U.S. dollar relative to the Canadian dollar on the Company’s U.S. dollar denominated net liabilities.

Taxes.  At August 31, 2004, the Company had accumulated losses for tax purposes of $7.2 million which are available for carry forward to future years.  The benefits of the tax loss carry-forwards have not been reflected in the financial statements.

During the year ended August 31, 2004, the Company recorded a reversal of a future income tax valuation of $989,500.  A company controlled by a director, officer and shareholder of the Company forgave production loans in the amount of $2,726,000.  The loan forgiveness has been recorded as contributed surplus net of the income tax impact of $989,500.

B.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s consolidated financial statements have been prepared on a going concern basis which assumes the realization of assets and settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company’s ability to continue operations depends upon obtaining additional financing and generating profitable operations and positive cash flows sufficient to finance continuing activities. Management continues to review operations in order to identify additional strategies, including obtaining additional financing and future sales contracts designed to generate cash flow, improve the Company’s financial position and enable the timely discharge of the Company’s obligations.  There is no assurance that the Company will be successful in its financing effort and in achieving sufficient cash flows from operations.  If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations. The Company’s consolidated financial statements do not reflect adjustments that would be necessary if the “going concern” basis is not appropriate.

The Company’s success is also predicated on its ability to finance growth.  Adequate financing provides the flexibility to make appropriate investments in the future. The Company monitors cash flow with the long-term goal of maintaining credit worthiness.  The nature of our business is such that significant initial expenditures are required to produce, acquire, distribute and market films and television programs while revenues and cash flows from these films and television programs are earned over an extended period of time after their completion or acquisition. The Company endeavors to ensure that the costs associated with production and acquisition of film and television programming are fully financed from the presales of certain rights, government tax incentives and bank financing, the security for which is limited to the future cash flows from the film and television program.    As the business grows, the Company’s financing requirements are expected to grow. The Company expects a continued trend of cash requirements in our operating activities due to the expected expansion in the acquisition of distribution rights outpacing cash generated from the sales of films and television programming acquired in prior years. We are, and will continue to be, dependant on access to external sources of financing for this growth.

Management is currently in discussions with potential lenders of additional funding.  There is no assurance that the Company will be successful in its financing efforts and in achieving sufficient cash flows from operations to fund working capital.  If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations.

In the past, the Company has also funded capital requirements through the issuance of shares, warrants and debt.  Management will work toward funding capital requirements through the issuance of shares, warrants and/or debt, but there is no assurance that the Company will be successful in its financing efforts.

The Company strives to achieve cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth. The Company targets a positive cash flow and margin from the outset for every project that is developed, acquired or undertaken. Actual results do not always meet these targets.

(in thousands of dollars)	August 31, 2005	% of total assets	August 31, 2004	% of total assets	August 31, 2003	% of total assets
Cash and cash equivalents	1,428	2.8%	$ 1,484	2.6%	$ 911	2.5%
Accounts receivable	13,022	25.4%	16,088	28.0%	14,747	40.0%
Prepaid expenses	163	0.3%	119	0.2%	407	1.1%
Investment in film and television programming	15,559	30.4%	18,349	31.9%	20,805	56.4%
Property and equipment	399	0.8%	89	0.2%	35	0.1%
Restricted term deposits	20,597	40.3%	21,339	37.1%	-	0.0%
Total Assets	51,168	100.0%	$ 57,468	100.0%	$ 36,905	100%
Shareholders’ Equity	$ 9,349		$ 3,248		$ 1,937

As at August 31, 2005, the Company had available cash or cash equivalents of $1.4 million, commitments for the remaining minimum guarantees to be used in the completion of film and television programming rights acquired of $3.1 million, accounts payables and accrued liabilities of $4.5 million and production loans of $16.0 million. The Company will cover the minimum guarantee commitments and the production loan commitments from cash generated from the unsold territories of the film and television programs and the uncollected sales of the film and television programs made to date and the uncollected tax credits of the film and television programs in the amount of $13.0 million.

Cash Flows from Operating Activities. During the year, $5.8 million was used in operating activities, compared to $3.2 million provided from operating activities in fiscal 2004 and $2.6 million cash flows used in fiscal 2003.  In fiscal 2005, the main reason for the requirement of cash in operating activities was due to a $7.9 million reduction of accounts payable and accrued liabilities in the year. This was offset by a net decrease resulting from a reduction of accounts receivable by $3.0 million and an increase in deferred revenue of $2.8 million and a net increase from amortization for the year exceeding investment in film and television expenditures by $2.8 million.

During the year, the Company was not as active in the production and acquisition of distribution rights. The Company concentrated its effort on the sale of its existing library of distribution rights, while working on the acquisition of rights to new products toward the later part of the year. These two factors resulted in the amortization of the cost of distribution rights exceeding the acquisition cost of new distribution rights for the Company.

The increase in cash flows from operating activities of $3.2 million in fiscal 2004 compared to fiscal 2003 is attributable to an increase in accounts payable and accrued liabilities of $9.4 million offset by an increase in deferred revenue of $5.5 million.

Cash Flows from Investing Activities. During the year, cash flow used from investing activities of $51,000 is comparable with a $71,000 use of cash from investment in investing activities in fiscal 2004 and an $11,000 contribution of cash flow from investing activities in fiscal 2003.

Cash Flows from Financing Activities. In fiscal 2005, cash contributed from financing activities was $5.8 million compared to cash used in financing activities of $2.6 million in fiscal 2004 and cash provided in financing activities of $1.6 million in fiscal 2003. Cash provided from the proceeds of the Series I Preference Share and Warrants issuance in the amount of $2.3 million plus net additions to the production loans of $3.5 million accounted for the cash provided from financing activities in fiscal 2005. Cash used in financing activities in fiscal 2004 was primarily due to repayment of production loans. In fiscal 2003, new production loans and the issuance of common shares accounted for the cash provided from financing activities.

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

Third, the recent emergence of the highly competitive High Definition Television (“HDTV”) business.  All U.S. delivery systems are at this time scrambling to purchase the rights to broadcast motion picture entertainment in high definition (“HD”) format.  Consequently, a rapidly expanding demand and market has now emerged for the licensing of HD exhibition rights from distributors of independent films.  This trend is expected to continue to increase as the US moves to regulated HD broadcast in 2006.  Independent distributors and rights owners will clearly experience sources of new revenue as a consequence.

The international marketplace has historically followed the patterns of distribution and technology manifest in the United States.  We expect this trend to continue.  Furthermore, the ‘lag rate’ internationally continues to diminish with the advance of time and technology.  At this time there is rapid acceleration and proliferation of new pay and cable operations in Europe and Asia.

PAE licenses its feature films to third party distributors around the world in exchange for negotiated license fees and a share of each picture’s profits.  In the past, licenses to international video and television distributors generated sufficient revenues to profitably support the Company’s films without the need for a U.S. theatrical release.  But softening demand for “non-theatrical” films on television, changes in video/DVD sales patterns and a growing international acceptance of “non-Hollywood” films have brought significant changes to the worldwide market.

Management now believe that, with few exceptions, U.S. theatrical distribution is a prerequisite to the success of most feature films.

At the same time, the proliferation of cable and satellite television channels and expanding demand for television programs on DVD have created significant new niche markets for much of the Company’s past, present and future television programming.  Management believes there is a present opportunity to exploit these new revenue sources.

HD exhibition has commenced in many of the major markets around the world.  However, due to projected take-up rates in Asia and Latin America being estimated at a much more protracted pace than in Europe and the United States, we feel that the overall support to values of exploitation rights over the next ten years will not be as strong internationally as in the United States.

E.

OFF-BALANCE SHEET ARRANGEMENTS

During the year ended August 31, 2004, the Company provided a guarantee of the sales performance of its subsidiary Peace Arch Films Limited (PAF) of US$2,500,000 to assist with a producer’s financing for a production for which PAF has acquired worldwide distribution rights. PAF has also provided financing contributions towards the cost of the production. The sales performance obligation is due one year after the production’s initial theatrical release. The obligation is recoverable by PAF from the proceeds of the production’s sales or the receipt of government incentives due to the producer. In return for providing the additional guarantee, the Company will obtain an additional interest in the films from its co-producer. Should the Company default in the guarantee payment, the co-producer is entitled to receive the Company’s shares in satisfaction of the obligation which would be issued at market price at that time less 10%.

At August 31, 2005, the Company had commitments of $3,134,000 (2004 - $3,684,000) with respect to the acquisition of film distribution rights to 3 films, which will be delivered to the Company during the year ended August 31, 2006. These payments are required to be made at the date of delivery of the respective films which is expected to be no later than May 31, 2006. The Company’s commitments in these films represent a variable interest, as defined in FIN 46(R), in the entities responsible for the completion of these projects.  The Company believes that there will be no additional resources required by these variable interest entities over and above the Company’s commitments in respect of these films.

Loan guarantees

The majority of the film productions undertaken during the years ended August 31, 2004 and 2005 were pursuant to a co-production agreement with an independent producer (the co-producer) in another country. Certain production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer’s exploitation of the production. In the event of default by the co-producer, the Company is liable for any unpaid balance of the co-producer’s share of the loan. At August 31, 2005, the total amount of such unpaid loans was $343,000 (2003 - $1,425,000). In the event of such a default, the Company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. The Company believes that the likelihood that it would have to pay a material amount is remote and, therefore, no accrual has been made.

F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payments Due (in thousands of Canadian dollars)
Contractual Obligations as at August 31, 2005	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Production Loans (note 1)	16,038	16,038	-	-	-
Lease Obligations (operating)	407	298	105	4	-
Film Distribution Commitments	3,134	3,134	-	-	-
Obligation to Issue Shares	142	142	-	-	-
Revenue Guarantee Obligation	20,597	-	-	20,597	-
Total	40,318	19,612	105	20,601	-

Note 1 – The loans are repayable from the collections derived from the film and television program’s tax credit and revenue stream. The above payment due dates have been estimated for the purpose of this schedule.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Management as of August 31, 2005.

The following table sets out, as of August 31, 2005 the names of our Directors and/or Executive Officers. The Directors have served in their respective capacities since their election or appointment on the date stated in the table and will serve until the next Annual General Meeting or until a successor is elected or appointed, unless the office is vacated in accordance with our Articles.  The Executive Officers are appointed by the Directors and serve until the earlier of their resignation or removal with or without cause by the Directors.

NAME	DIRECTOR SINCE	OFFICE HELD	PRINCIPAL BUSINESS ACTIVITIES PERFORMED OUTSIDE PAE
Juliet Jones	February 22, 2001	Director and member of the Audit Committee, Compensation Committee and the Executive/Corporate Governance Committee	CFO of Webtech Wireless Inc.
Gary Howsam	January 20, 2003	Director, President and Chief Executive Officer; member of the Greenlight Committee	President and Director of CPC Communications Inc. President and Director of Greenlight Film and Television Inc.
Nelson Thall	January 20, 2003	Director and member of the Audit Committee and Compensation Committee	Media Scientist. Director of Stan Lee Media.

Richard Watson	January 20, 2003	Director and member of the Executive/Corporate Governance Committee and the Greenlight Committee	Self employed lawyer. Director of Carma Financial Services Corp. and Carber Capital Corp.
Mara Di Pasquale	February 11, 2004	Director, Chief Financial Officer and Chief Operating Officer	-
John Flock	February 10, 2005 – September 26, 2005	President of Peace Arch Entertainment Group Inc and Peace Arch LA, Inc., an entertainment attorney. He spent the last decade developing, writing and producing nearly a dozen motion pictures. Most recently he was senior production and financing advisor to Cinefinance llc, one of the industry’s leading completion guarantors.	-
Drew Craig	July 29, 2005	Director and Chairman of the Board	Media and Telecommunications Investor
Robert Essery	February 10, 2005	Director and member of the Audit Committee and the Executive/Corporate Governance Committee	CEO of How to Web TV. President of the REO group of companies since 1992.

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

Robert Essery was appointed as a Director and became a member of the Audit Committee and the Corporate Governance Committee on February 10, 2005 and is currently the CEO of How to Web TV.  Mr. Essery was also President of the REO group of companies since 1992.

John Flock was appointed as a Director and became a member of the Greenlight Committee on February 10, 2005. Mr. Flock is currently President of Peace Arch Entertainment Group Inc. and President of Peace Arch LA, Inc.  Mr. Flock is an entertainment attorney.  He spent the last decade developing, writing and producing nearly a dozen motion pictures.  Most recently he was senior production and financing advisor to Cinefinance llc, one of the industry’s leading completion guarantors.

Juliet Jones has been on the Board of Directors since February 22, 2001.  Ms. Jones was the former Chief Executive Officer and President prior to that was the Chief Financial Officer of the Company. Ms. Jones was responsible for conducting our daily affairs, which included operations management and budgeting, corporate finance, recruitment and training and management of employees.

Nelson S. Thall was appointed as a Director on January 20, 2003 and has an extensive business career, including serving as a director of McLuhan Institute, Stan Lee Media Inc. and a former board member of Torstar Corp. and Imark Corp.  Mr. Thall also has served in the North American entertainment industry as an independent producer, a manager of talent and an advisor to such companies as Stan Lee Media Inc.  Mr. Thall is a well-known media critic and social commentator in North America.  He studied media science under Marshall McLuhan at the Center of Culture and Technology and St. Michaels College in Toronto.

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

Drew Craig was appointed as a Director and Chairman of the Board on July 29, 2005. Mr. Craig has been involved in the media and telecommunications industry for over 25 years.   He started his career at Craig Media a family broadcast company founded by his grandfather. Initially working in the area of television programming and production Mr. Craig assumed various management roles eventually becoming President and CEO of Craig Media until it was sold in December 2004. Under his leadership the company grew dramatically from a single small television station to a group of stations that had a 60% reach of Canada. With the launch of four major market independent television channels Craig Media became the countries largest privately held television company. Mr. Craig also launched three national specialty cable channels MTV, MTV2 and TV Land under a joint venture arrangement with Viacom. Currently Mr. Craig is principal of Craig Wireless Systems a company operating and deploying wireless broadband networks in Canada, the USA and Europe using WiMax technology.

Our directors are all elected annually at our shareholders meetings, for one-year terms and serve until their successors are elected and qualified or they sooner resign.  As an Ontario corporation, we are required by Ontario corporate laws to include on our board of directors a majority of persons ordinarily resident in Canada.   All of our Directors and Officers are Canadians. With the exception of Juliet Jones who resides in British Columbia and John Flock who resides in California, all of our Directors and Officers reside in the Province of Ontario.

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

Committees of the Board of Directors

During fiscal 2005 we had four committees, three of which were constituted with a majority of independent directors.  They are as follows:

Audit Committee:  The mandate of the Audit Committee is to review the Company’s audited and interim financial statements and to report on such statements to the Board before the statements are approved by the Board.  To fulfill this responsibility, the Audit Committee meets with the Company’s auditors to discuss the financial statements and any concerns raised by the auditors with respect to financial presentation or disclosure, and with respect to the Company’s interim financial controls.  For the year ended August 31, 2005, the Audit Committee was composed exclusively of “outside” directors, within the requirement of the TSX Guidelines.  In addition, the Audit Committee has been authorized to develop a process for assessing the effectiveness of the Board as a whole and of committees of the Board, and for assessing the contribution of individual directors and for assessing the Board on its effectiveness.

The Audit Committee for the year ended August 31, 2005, was composed of:  Juliet Jones, Robert Essery and Nelson Thall.  All of which are independent and financially literate as per Multilateral Instrument 52-110, as adopted by the Ontario Securities Commission (MI 52-110), requirements that the Audit Committee be composed of a minimum of three members, every member be a director of the Company, every member must be “independent” and “financially literate” (both as defined in MI 52-110).  They met six times in the last fiscal year.

Compensation Committee:  The Compensation Committee for the year ended August 31, 2005, was composed of Nelson Thall, Juliet Jones and Dan Lyon.  It is the responsibility of the Compensation Committee to administer the compensation policies related to our executive management.  They met three times in the last fiscal year.

Executive/Corporate Governance Committee:  The Executive/Corporate Governance Committee for the year ended August 31, 2005, was composed of Juliet Jones, Richard Watson and Robert Essery who are responsible for ensuring that we adhere to the corporate governance policies of the securities regulatory authorities.  They make recommendations with respect to the composition of the board of directors.  As well, the Committee, working independent of management, reviews strategic proposals including potential mergers, acquisitions and financing scenarios.  They did not meet in the last fiscal year.

Greenlight Committee:  The Green-Light Committee for the year ended August 31, 2005, was composed of Dan Lyon, John Flock and Richard Watson.  The Green-Light Committee is responsible for reviewing all projects, ensuring that they are fully funded and ultimately giving authority for them to proceed into production.  They meet intermittently.

All of the above mentioned persons have held principal occupations set opposite their names or other management functions within their respective organizations for the last five years.

B.

COMPENSATION

“CEO” means the individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

“CFO” means the individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

“Named Executive Officers” or “NEOs” means the following individuals:

(a)

each CEO;

(b)

each CFO ;

(c)

each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000, and

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individuals were not serving as an officer at the end of the most recently completed financial year-end.

The following table sets forth the compensation information for the Chief Executive Officer (“CEO”) and the next two (2) most highly compensated executive officers (collectively, the “Named Executive Officers”) for services rendered in all capacities during the financial periods ended August 31, 2005, 2004 and 2003.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
NEO					Awards		Payouts
Name and Principal Position	Year[1]	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Options/SARs Granted (#)(4)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Gary Howsam CEO	2005	175,000	Nil	9,600(5)	75,000	Nil	Nil	Nil
	2004	160,000	Nil	9,600(5)	Nil	Nil	Nil	Nil
	2003	101,115	Nil	Nil	Nil	Nil	Nil	Nil
Mara Di Pasquale CFO & COO	2005	165,000	Nil	9,600(5)	75,000	Nil	Nil	Nil
	2004	149,999	Nil	Nil	Nil	Nil	Nil	Nil
	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
John Flock President	2005	192,721[6]	Nil	Nil	75,000	Nil	Nil	Nil
	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Juliet Jones Former President and CEO[2]	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2003	126,205	21,875	Nil	Nil	Nil	Nil	115,000[3]

[1]

Ended 31st August.

[2]

Chief Financial Officer (“CFO”) until March 27, 2001.  CEO from March 27, 2001 and President/CEO from December 1, 2001 to January 20, 2003.

[3]

Severance payments: $100,000 pursuant to a non-compete agreement and $15,000 upon termination of employment, which have been paid in full.

[4]

Options granted February 25, 2005, exercise price of CDN$0.65 for a term of 3 years expiring February 25, 2008.

[5]

Car allowance.

[6]

Converted to Canadian currency based on an average annual exchange rate of 1.232 Canadian Dollars to 1.00 US Dollar.

LONG TERM INCENTIVE PLANS –AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

LONG TERM INCENTIVE PLANS –

AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

There were no long term incentive plan awards during the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	1,445,000 common shares (1)	$0.60	845,400 common shares (2)
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	1,445,000 common shares	$0.60	845,400 common shares

(1) Stock options outstanding as at August 31, 2005.

(2) Stock options available for future issuance as per Amended Stock Option Plan dated January 2003.

C.

BOARD PRACTICES

See discussion in the "Directors and Senior Management" section above.  There are no directors’ service contracts providing benefit on employment termination.

During the most recently completed financial year ended August 31, 2005 the Directors of the Company were entitled to a yearly retainer of $5,000, which the Company paid in full.  As well, Directors were entitled to $500 for each Directors’ or Committee Meeting attended in person and $300 for each Directors’ or Committee Meeting attended by conference call.  Chairpersons of any Directors’ or Committee Meeting were entitled to twice that of a non-chair member.

D.

EMPLOYEES

As of August 31, 2005 we had approximately 30 full-time permanent employees.  We also hire additional personnel on a project-by-project basis in connection with the production of our film and television programming.  On average, we may employ, on a temporary basis, 50 people for a motion picture project and 15 for a television program.  We believe that our employee and labor relations are good.  None of our permanent employees are members of unions.  We had 25 full-time employees at August 31, 2004 and 23 full-time employees at August 31, 2003.

The number of persons employed by the Company, by activity and on a geographical basis as at the year end is as follows:

	2005	2004	2003
By Activity
Sales	5	4	2
Production	14	10	10
Administration	11	11	11
Total	30	25	23

By Geographical Analysis
United Kingdom	7	6	4
United States	3	2	0
Canada	20	17	19
Total	30	25	23

E.

SHARE OWNERSHIP

This table describes the beneficial ownership of our Common Shares and our Preference Shares as of February 20, 2006 for all executive officers and directors individually and as a group.  This information does not reflect ownership of options or warrants.

Name	Common Shares	Preference Shares Series I	Preference Shares Series II	Percent of Class Common	Percent of Class Preference Series I	Percent of Class Preference Series II
Juliet Jones*		-	-		-	-
Gary Howsam (1)	6,833,333	-	-	29.8%	-	-
Richard Watson	1,250,000	-	-	5.5%	-	-
Drew Craig	-	1,847,826	871,794	-	42.5%	43.5%
Officers and directors as a group	8,100,724	1,847,826	871,794	38.2%	42.5%	43.5%

*

Beneficially owns less than 1% of the issued and outstanding Common Shares

1

Held by CPC Communications Inc., an Ontario company that is controlled by the family of Gary Howsam, a director and officer of the Company.

The directors and executive officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over 8,100,724 Common Shares representing approximately 38.2% of the outstanding Common Shares of the Company, 1,847,826 Series I Preference Shares representing 42.5% of the outstanding Series I Preference Shares of the Company and 871,794 Series II Preference Shares representing 43.5% of the Series II Preference Shares of the Company.

The complete list of options outstanding to our directors and members of our administration and management is set out below under “Stock Options Outstanding as at August 31, 2005”.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

In 1997, the Company adopted a stock option plan (the Plan) which was approved by the Company’s shareholders on January 28, 1998 pursuant to which the Company’s Board of Directors may grant stock options to officers, directors, employees and key contributors. On July 14, 1999, February 21, 2001, and January 20, 2003, the Company’s shareholders approved amendments to the Plan (the Amended Plan). In accordance with the Amended Plan, the number of shares issuable upon the exercise of options pursuant to the Amended Plan and any other Share Compensation Arrangements (as such term is defined in the Amended Plan) is 2,585,300 Common Shares.  As at August 31, 2005, the number of stock options remaining available for future issuance pursuant to the Amended Plan is 297,900 Common Shares.   Stock options are granted with an exercise price in Canadian dollars equal to the stock’s fair market value at the date of grant. All stock options have terms of three years and vest and become fully exercisable immediately or after up to 21 months.

During the most recently completed fiscal year, options to purchase an aggregate of 1,425,000 Common Shares were granted to the Executive Officers, Directors, Employees and Key Contributors as follows:

Name of Executive Officer, Employee or Director	No. of Common Option/SARs Granted	Exercise Price ($/Share)	Expiration Date	No. of Common Option/SARs Exercised

Dan Lyon	10,000	$0.65	February 25, 2008	0
Robert Essery	10,000	$0.65	February 25, 2008	0
Juliet Jones	15,000	$0.65	February 25, 2008	0
Richard Watson	15,000	$0.65	February 25, 2008	0
Nelson Thall	7,500	$0.65	February 25, 2008	0
Gary Howsam	75,000	$0.65	February 25, 2008	0
Mara Di Pasquale	75,000	$0.65	February 25, 2008	0

Except for our Amended Share Option Plan there are no plans in effect pursuant to which cash or non-cash compensation was paid or distributed to Executive Officers during the most recently completed fiscal year or is proposed to be paid or distributed in a subsequent year.  We do not have any pension plans or retirement benefit plans.

STOCK OPTIONS OUTSTANDING AS AT FEBRUARY 20, 2006

The total amount of securities called for by all such options to purchase Common Shares held by directors and officers as a group is 600,000.

Name of Optionee	No. of Common Option/SARs Granted	Exercise Price ($/Share)	Date of Grant	Expiry Date

Nelson Thall	10,000	$0.50	January 20, 2003	June 20, 2006
Richard Watson	10,000	$0.50	January 20, 2003	June 20, 2006
Robert Essery	10,000	$0.65	February 25, 2005	February 25, 2008
Juliet Jones	15,000	$0.65	February 25, 2005	February 25, 2008
Richard Watson	15,000	$0.65	February 25, 2005	February 25, 2008
Nelson Thall	7,500	$0.65	February 25, 2005	February 25, 2008
Gary Howsam	75,000	$0.65	February 25, 2005	February 25, 2008
Mara Di Pasquale	75,000	$0.65	February 25, 2005	February 25, 2008
John Flock	75,000	$0.65	February 25, 2005	February 25, 2008
Nelson Thall	57,500	$0.58	October 12, 2005	October 12, 2008
Richard Watson	50,000	$0.58	October 12, 2005	October 12, 2008
Robert Essery	65,000	$0.58	October 12, 2005	October 12, 2008
Juliet Jones	60,000	$0.58	October 12, 2005	October 12, 2008
Drew Craig	75,000	$0.58	October 12, 2005	October 12, 2008

WARRANTS OUTSTANDING AS AT FEBRUARY 20, 2006

Date of Issuance of the Warrants	Number of Warrants Issued	Number of Warrants Currently Outstanding	Exercise Price	Expiry Date of Warrants
April 16, 2001	100,000	100,000	$2.72(US)	April 16, 2006
July 29, 2005	4,347,827	2,911,930	$0.50(US)	July 27, 2007

On July 29, 2005, in connection with the private placement, the Company issued 4,347,827 Series II Preferred Share warrants.  Each warrant is convertible into one Series II Preference Share of the Company at a price of US$0.50 at any time up to July 29, 2007.  On December 30, 2005, 1,435,897 Series II Preference Share warrants were exercised at the subscription price of US $0.50 per share for total proceeds of US $717,948.

During fiscal 2001, the company granted, as partial compensation to retain an investment banker as its financial advisor, a warrant to purchase up to 100,000 Common Shares at an exercise price of US$2.72 per share, exercisable to April 16, 2006. As the warrants were granted at an exercise price equal to the market value of Company’s shares on the date of grant, no compensation expense was recorded.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

The significant change in the percentage of ownership held by major shareholders in the past three fiscal years is as follows:

On March 31, 2005, Fremantle agreed to convert its $8,793,375 note plus interest in the company for 2,931,125 shares of Peace Arch common stock.

On June 25, 2004, the Company voluntarily issued 3,489,814 Common Shares of the Company to PAPDC in consideration for PAPDC agreeing to assume the obligation to Fremantle and Comerica (the “Lenders”), which are held in trust.  A director, officer and shareholder of the Company serves as escrow agent to hold and direct the shares as appropriate to the Lenders and/or PAPDC upon the Lenders’ decision to convert the obligations to Common Shares of the Company.

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

This table describes the beneficial ownership of our Common Shares and Preference Shares as of February 20, 2006 for each person known to us to beneficially own more than 5% in the aggregate. The major shareholders hold the same voting rights as all holders of Common Shares.  This information does not reflect ownership of options or warrants.

Name	Common Shares	Percent of Common Shares	Preference Shares Series I	Preference Shares Series II	Percent of Series I Pref. Sh.	Percent of Series II Pref. Sh.
CPC Communications Inc.(1)	6,833,333	29.8%	-	-
Fremantle Media	2,930,792	12.8%	-	-
Peace Arch Project Development Corp.(2)	559,022	2.4%	-	-
Richard Watson	1,250,000	5.5%	-	-
Rosebud Limited	675,000	2.9%	-	-
Jasmin Publishing Inc.	1,250,000	5.5%	-	-
Marwick Investments Inc.	1,250,000	5.5%	-	-
526632 Ontario Corp.	1,184,600	5.2%	-	-
Pension Financial Services (Canada) Inc.	-	-	1,847,826	871,794	42.5%	60.7%
Jeff Sagansky	-	-	1,195,652	-	27.5%	-
UBS Financial Services	-	-	-	564,103	-	39.3%
Kerry McCluggage	-	-	1,195,652	-	27.5%	-

1

CPC Communications Inc. is an Ontario company that is controlled by the family of Gary Howsam, a director and officer of the Company.

2

Shares issued to PAPDC are being held in escrow.  These shares were issued in relation to the conversion right instrument under the debt restructuring agreements with Fremantle and Comerica.

All of the shareholders set out above are either persons resident in Canada, or companies that are Canadian entities.

To the best of our knowledge, we are not, directly or indirectly, controlled by another corporation, by any foreign government or by any other person.  To the best of our knowledge there are no new arrangements that could result in a change of control.

As at August 31, 2005, the shareholders’ list for our shares showed 236 Registered Common shareholders and 21,179,305 Common Shares outstanding.  Of these shareholders, 35 holders of Common Shares were U.S. residents, owning 3,629,178 Common Shares representing 17.1% of the issued and outstanding shares.  As at August 31, 2005, there were 4,347,825 Series I Preference Shares outstanding of which 2 holders were U.S. residents owning 2,391,304 Series I Preference Shares representing 55% of the issued and outstanding shares in that class.

B.

RELATED PARTY TRANSACTIONS

Over the last three fiscal years, the Company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

1.

During the year ended August 31, 2005, the Company paid $185,000 (2004 - $166,000, 2003 – $101,000) to a company controlled by a shareholder, director and officer of the Company for executive services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

2.

During the year ended August 31, 2005, the Company paid $32,000 (2004 - $80,000, 2003 – $53,000) to a shareholder, director and officer of the Company for legal services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

3.

As at August 31, 2005, the Company was indebted to a company controlled by a shareholder, director and officer of the Company in the amount of $nil (2004 - $nil, 2003 – $1,960,000). This loan carried interest at the rate of prime plus 2% per annum. The proceeds of this loan were used by the Company to fund certain productions.

4.

During the year ended August 31, 2004, the same related party above forgave loans in the amount of $664,000 (2003 - $nil), which bore interest at prime plus 2%, relating to production financing of two productions. The same related party assigned two non-interest bearing loans totalling $2,062,000 to the Company relating to the financing of production costs.

5.

As at August 31, 2005, the Company was owed $nil (2004 - $366,000, 2003 – $2,062,000) from the same related party above which is included in accounts and other receivables. This balance was unsecured, non-interest bearing and had no specified repayment date. The 2003 balance included a receivable related to a sale to a related party as described in (8) below.

6.

As at August 31, 2005, the Company was indebted to a company controlled by a director and officer of the Company in the amount of $nil (2004 - $443,000, 2003 - $nil). This advance was non-interest bearing and due on demand.

7.

As at August 31, 2005, included in accounts receivable was $1,421,000 (US$1,200,000) (2004 - $1,576,000) (US$1,200,000)) (2003 - $nil) from a company owned by a member of senior management. This amount is a result of a sale of distribution rights to the related company prior to the individual becoming a member of senior management. The amount is secured by an irrevocable letter of credit.

8.

During the year ended August 31, 2004, revenue of $nil (2003 - $2,843,000), which was recognized after the date of the acquisition as described in note 9(c) in the notes to the consolidated financial statements, originated from the sale of certain distribution rights to the territory of France for the film entitled Crime Spree, to a company owned and controlled by a shareholder, director and officer of the Company. During the year ended August 31, 2004, the Company settled the amount receivable with a payable to the related party as described in (5) above.

9.

A director and officer of the Company acts as legal counsel and is a director of a company which acts as a bare trustee for certain bridge lenders. During the year ended August 31, 2005, the Company paid interest and financing charges in the amount of $nil (2004 - $162,000, 2003 - $357,000), related to interim bridge production financing, to that company.

Other related party transactions and balances have been described elsewhere in the financial statements.

C.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER INFORMATION

Our financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) in Canada, the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP except as explained in note 27 of our fiscal 2005 consolidated financial statements included under Item 18 herein.

The financial statements as required under Item 18 are attached hereto and found immediately following the text of this Annual Report.  The report of PricewaterhouseCoopers LLP, Chartered Accountants for each of the years in the three-year period ended August 31, 2005 and the consolidated balance sheet data as of August 31, 2004 and 2005 is included herein immediately preceding the financial statements.

Legal Proceedings

The Company’s subsidiary Peace Arch Motion Pictures Inc. was named as one of several defendants in an action that commenced in June 2004 by Comerica Bank California. The Company believes that this claim is without merit because, among other things, the alleged events on which the claim is based occurred years prior to the formation of Peace Arch Motion Pictures Inc. The Company does not expect the outcome of this proceeding to have a material adverse effect on the company’s financial position, results of operations, or liquidity.

On October 2, 2001, the Company initiated an action against Viacom, Inc., MTV Networks and VH1 Music First et al in British Columbia Supreme Court for damages in the amount of US$2,750,000 and consequential damages arising from the Defendants’ failure to honour a contract for the co-financing of the television series Big Sound. During the year ended August 31, 2003, the subsidiary which initiated the action was sold as described in note 10 and any proceeds from the litigation will therefore be paid to PAPDC.

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

Dividend Policy

We have not declared or paid dividends on our Common Shares.  Our present policy is to retain future earnings for use in operations and the expansion of our business.

Our Series I Preference Shares and Series II Preference Shares carry a 10% cumulative annual dividend.

B.

SIGNIFICANT CHANGES

On December 30, 2005, 1,435,897 Series II Preference Share warrants were exercised at the subscription price of US $0.50 per share for total proceeds of US $717,948.

On January 5, 2006, the Company received correspondence from AMEX informing us that upon completing their review of our compliance with the AMEX listing requirements, as further described under “Risk Items” in Item 3, the Company has resolved its continued listing deficiencies. The AMEX will continue to assess our listing eligibility on an ongoing basis.

As described in Item 4A above, on January 24, 2006, the Company completed the acquisition of kaBOOM! Entertainment Inc., a leading home entertainment studio in Canada, for a purchase price of $8.5 million.

ITEM 9.

THE OFFER AND LISTING

Our Common Shares trade on The Toronto Stock Exchange (“TSX”) symbol PAE.LV and The American Stock Exchange (“AMEX”) symbol PAE.   Our shares commenced trading on the TSX in November 1997 under the symbol “VE”.  Effective July 19, 1999, our Class A Multiple Voting Shares and Class B Subordinate Voting Shares began trading on the TSX, at which time our Common Shares were delisted. Our Class B Subordinate Voting Shares began trading on AMEX on July 28, 1999.  Our new Common Shares began trading on TSX and AMEX on March 16, 2004.

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

STOCK TRADING ACTIVITY
	TSE						AMEX
	(amounts in CAD)						(amounts in USD)
	Class A		Class B		Common		Class B		Common
	High	Low	High	Low	High	Low	High	Low	High	Low
Annual
Year ending Aug 31, 2001	5.50	2.60	5.25	3.27			3.57	2.11
Year ending Aug 31, 2002	1.68	0.25	1.72	0.25			1.72	0.16
Year ending Aug 31, 2003	0.75	0.15	1.07	0.11			1.04	0.17
Year ending Aug 31, 2004					2.65	0.85			1.98	0.72
Year ending Aug 31, 2005					1.15	0.41			0.95	0.38
Quarterly
Year ending Aug 31, 2004
First Quarter	1.75	0.60	1.85	0.72			1.48	0.53
Second Quarter	1.20	0.90	1.31	0.85			1.06	0.57
Third Quarter					2.50	0.90			1.68	0.72
Fourth Quarter					2.65	0.85			1.98	0.75

Year ending Aug 31, 2005
First Quarter					1.15	0.60			0.95	0.45
Second Quarter					1.05	0.50			0.88	0.40
Third Quarter					0.72	0.50			0.60	0.40
Fourth Quarter					0.99	0.41			0.85	0.38
Monthly

July -05	0.60	0.41	0.57	0.38
August-05	0.99	0.55	0.85	0.44
September-05	0.69	0.56	0.57	0.46
October -05	0.60	0.42	0.52	0.31
November-05	0.58	0.40	0.49	0.32
December-05	0.47	0.34	0.41	0.32
January-06	0.65	0.405	0.60	0.34

Our Common Shares are issued in registered form and the following information is from our registrar and transfer agent, CIBC Mellon Trust Company, located in Toronto, Ontario, Canada.

As at August 31, 2005, the shareholders’ list for our shares showed 236 Registered Common shareholders and 21,179,305 Common Shares outstanding.  Of these shareholders, 35 holders of Common Shares were U.S. residents, owning 3,629,178 Common Shares representing 17.1% of the issued and outstanding shares.  As at August 31, 2005, there were 4,347,825 Series I Preference Shares outstanding of which 2 holders were U.S. residents owning 2,391,304 Series I Preference Shares representing 55% of the issued and outstanding shares in that class.

ITEM 10.

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

Incorporated by reference to note 14 of our August 31, 2005 consolidated financial statements and Schedule of Additional Information in Item 18 herein.

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Incorporated by reference to our registration statement on Form F-1 (Reg. No. 333-10354).

On February 11, 2004 our shareholders approved the reorganization of our share capital and the continuance of the Company as further described in Item 14 herein.

On August 24, 2005 our shareholders approved certain amendments to be made to the Articles of the Corporation and the Articles of Amendment are incorporated by reference in Item 19 as exhibit 1.10.

C.

MATERIAL CONTRACTS

On August 1, 2003 we sold all of our shares in PAPDC for nominal consideration to Renegade Motion Picture Corporation.  The transaction is described under “Acquisition and Financing Transaction” of Item 4 herein and the agreement is incorporated by reference in Item 19 as exhibit 4.5.

On June 25, 2004, the Company voluntarily issued 3,489,814 Common Shares of the Company to PAPDC in consideration for PAPDC agreeing to assume the obligation to Fremantle and Comerica (the “Lenders”), which are held in trust.  We have made arrangements for the immediate issuance of 3,153,814 Common Shares into escrow in satisfaction of its obligations to Fremantle as well as the issuance of 336,000 Common Shares into escrow in satisfaction of its obligations to Comerica. The Common Shares were issued to an escrow agent on June 25, 2004.  A director, officer and shareholder of the Company serves as escrow agent to hold and direct the shares, as appropriate, to the Lenders and/or PAPDC upon the Lenders’ decision to convert the obligations to Common Shares of the Company. On March 31, 2005, Fremantle converted its $8,793,000 note plus interest for 2,931,125 shares of the Company’s stock. The common stock set aside for the settlement of the Comerica debt remains in escrow. The transaction is further described in Item 4 herein and the agreements are incorporated by reference in Item 19.

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

There is no limitation imposed by Canadian law on the right of a non-resident to hold or vote Common Shares, other than as provided by the Investment Canada Act (the “Act”) enacted on June 20, 1985, as amended, as further amended by the North American Free Trade Agreement (NAFTA) Implementation Act (Canada) and the World Trade Organization (WTO) Agreement Implementation Act, which requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business”, all as defined in the Act.  For the purposes of the Act, “control” can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business or the direct or indirect acquisition of interests in an entity that carries on a Canadian business, or which controls the entity, which carries on the Canadian business.  Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where one-third or more, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares.  Other rules apply with respect to the acquisition of non-corporate entities.

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

If an investment is subject to review, an application for review in the form prescribed by regulation is normally required to be filed with the Ministry of Industry, Director of Investment prior to the investment taking place and the investment may not be consummated until the review has been completed and ministerial approval obtained.  Applications for review concerning indirect acquisitions may be filed up to 30 days after the investment is consummated.  Applications that are subject to review concerning investments in culturally sensitive and other specified activities referred to in the preceding paragraph are required upon receipt of a notice for review.  There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired.

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

See “Information on the Company—Regulatory Considerations—Canadian Content Requirements” under Item 4B for a description of other Canadian, and Ontario ownership requirements.

E.

TAXATION

The discussions summarize the material tax considerations relevant to an investment in Common Shares by individuals and corporations who, for income tax purposes, are resident in the U.S. for purposes of the Convention (as hereinafter defined) and are not resident in Canada, who hold Common Shares as a capital asset, and who do not use or hold the Common Shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada (collectively, “Unconnected U.S. Shareholders” or “Holders”).  The discussion of U.S. tax considerations is addressed only to Unconnected U.S. Shareholders whose “functional currency” within the meaning of section 985 of the Internal Revenue Code of 1986, as amended (the “Code’’), is the U.S. dollar, and to U.S. citizens who are not residents in the U.S. for purposes of the Convention, but who otherwise meet the definition of Unconnected U.S. Shareholders. Furthermore, the discussion of U.S. tax considerations does not address the tax treatment of Unconnected U.S. Shareholders that own, or are deemed for U.S. federal income tax purposes to own, 10% or more of the total combined voting power of all classes of voting stock of Peace Arch.  This discussion does not cover any state, local or foreign tax consequences.  The discussion of Canadian tax considerations does not address the tax treatment of a trust, company, organization or other arrangement that is a resident of the U.S. and that is generally exempt from U.S. tax.

This discussion does not address all of the income tax consequences that may be applicable to any particular Holder subject to special treatment under the U.S. federal income tax law or to any particular Holder in light of such Holder’s particular facts and circumstances.  Some Holders, including tax-exempt entities, banks, insurance companies and persons who hold the Common Shares as part of a synthetic security, conversion transaction or “straddle’’ or hedging transactions may be subject to special and/or different rules not discussed below.  Statements of legal conclusion of U.S. tax considerations as to the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Common Shares by Unconnected U.S. Shareholders do not purport to be a complete analysis or listing of all possible tax considerations.  The discussion of U.S. tax considerations is based upon the sections of the Internal Revenue Code of 1986, as amended including the American Job Creation Act 2004 (the “2004 Act”) which was enacted October 22, 2004, Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are applicable as of February 25, 2005, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  Statements of legal conclusions of Canadian tax considerations as to the material Canadian federal income tax consequences of the acquisition, ownership and disposition of the Common Shares by Unconnected U.S. Shareholders do not purport to be a complete analysis or listing of all possible tax consequences.  The discussion of Canadian tax considerations is based upon the provisions of the Income Tax Act (Canada) (the “Tax Act’’), the Convention between Canada and the U.S. of America with Respect to Taxes on Income and on Capital, as amended from time to time (the “Convention’’), our understanding of published administrative practices of Canada Revenue Agency (formerly, Canada Customs and Revenue Agency) and judicial decisions, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the U.S.

This discussion is not intended to be nor should it be construed as legal or tax advice to any particular investor. Therefore, prospective investors should consult their own tax advisors with respect to the tax consequences of an investment in the Common shares.

U.S. Federal Income Tax Considerations

Unconnected U.S. Shareholders generally will treat the gross amount of distributions paid by us, including the amount of any Canadian tax withheld, as foreign source dividend income for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as computed for U.S. federal income tax purposes. Distributions in excess of that amount will reduce an Unconnected U.S. Shareholder’s tax basis in the Common Shares, but not below zero, and the remainder, if any, will be treated as taxable capital gain.  In general, in computing its U.S. federal income tax liability, an Unconnected U.S. Shareholder may elect for each taxable year whether to claim a deduction or, subject to the limitations described below, a credit for Canadian taxes withheld from dividends paid on its Common Shares.  If the Unconnected U.S. Shareholder elects to claim a credit for such Canadian taxes, the election will be binding for all foreign taxes paid or accrued by the Unconnected U.S. Shareholder for such taxable year.  The Code applies various limitations on the amount of the foreign tax credit that may be available to a U.S. taxpayer based upon the segregation of foreign source income into separate categories, or “baskets”, of income.  For purposes of applying the foreign tax credit limitation, dividends are generally included in the passive income basket or the financial services income basket if received by a financial services entity.  The amount of credit that may be claimed with respect to the basket of income to which the dividend is allocated, and to which the foreign taxes are attributable, generally may not exceed the same proportion of the U.S. tax on worldwide taxable income, before applying the foreign tax credit as the U.S. holder’s foreign source taxable income allocable to such basket bears to such U.S. holder’s entire taxable income.  The foreign tax credit is disallowed for dividends on stock unless a minimum holding period requirement is satisfied and additional limitations may restrict the ability of some individuals to claim the foreign tax credit.  The 2004 Act amends the foreign tax credit provisions.  These amendments include reducing the limitations on certain classifications of income.  These amendments are effective for tax years beginning after 2006.  Accordingly, investors should consult their own tax advisors with respect to the potential consequences to them of the foreign tax credit limitations.  Dividends paid by us generally will constitute “portfolio income’’ for purposes of the limitation on the use of passive activity losses by investors and “investment income’’ for purposes of the limitation on investors’ investment interest expense.  Dividends paid by us will not be eligible for the “dividends received deduction” generally allowed with respect to dividends paid by U.S. corporations under Section 243 of the Code, but may be eligible for the dividends received deduction which may be claimed by 10% corporate shareholders under Section 245 of the Code.

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

The sale of Common Shares generally will result in the recognition of gain or loss to the Holder in an amount equal to the difference between the amount realized and the Holder’s adjusted basis in the Common Shares.  Provided the Holder is not considered a “dealer” in the Common Shares sold, gain or loss upon the sale of Common Shares will generally be capital gain or loss.

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

For any taxable year of Peace Arch, if at least 75% of our gross income is “passive income”, as defined in the Code, or if at least 50% of our assets, by average fair market value, or, prior to fiscal year 1998, possibly by adjusted tax basis, are assets that produce or are held for the production of passive income, we will be a passive foreign investment company (“PFIC”).  If we are a PFIC for any taxable year during which an Unconnected U.S. Shareholder owns any Common Shares, the Unconnected U.S. Shareholder will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1298 of the Code, with respect to all of such Unconnected U.S. Shareholder’s Common Shares.  If we were treated as a PFIC at any time during an Unconnected U.S. Shareholder’s holding period for Common Shares, such Unconnected U.S. Shareholder generally would be subject to additional tax as well as interest charges with respect to the deferral of tax for the period during which such Common Shares were held.  Any such additional tax and interest charges would apply upon the disposition of the Common Shares or the receipt of dividends.  Additionally, any gain realized on the disposition of Common Shares would be treated as ordinary income or taxable at ordinary income rates rather than as capital gain or taxable at capital gains rates, and the tax basis of the Common Shares held by an Unconnected U.S. Shareholder generally would not be stepped up to fair market value at death.  Under some circumstances, shareholders of a PFIC may elect to be taxed currently on their pro rata shares of PFIC income and capital gain or, report income currently on a mark to market basis with respect to their shares of stock in the PFIC.

We do not believe that we are likely to be a PFIC in the current or future taxable years; however, because the PFIC determination is made annually on the basis of facts and circumstances that may be beyond our control and because the principles and methodology for determining the fair market values of our assets are unclear, there can be no assurance that we will not be a PFIC for such years.

Special rules not described herein will also apply if we become a “controlled foreign corporation” “foreign personal holding company” or “foreign investment company” for U.S. federal income tax purposes.  We would be treated as a controlled foreign corporation if “U.S. Shareholders” were to own, actually or constructively, more than 50% of the total combined voting power or total value of us.  For this purpose, the term “U.S. Shareholder” means a U.S. person who owns, actually or constructively, ten percent or more of the total combined voting power of Peace Arch.  A US shareholder of a controlled foreign corporation owning the shares for an uninterrupted period of 30 days or more must include in gross income their proportionate share of the controlled foreign corporation’s income whether distributed or not.

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

U.S. Information Reporting and Backup Withholding

Under U.S. treasury regulations that are generally effective with respect to payments made after December 31, 2000 (the “new withholding Regulations”), the proceeds of a sale of Common Shares through a U.S. or U.S. related broker may be subject to U.S. information reporting and may be subject to the 28%  U.S. backup withholding requirements.  Unconnected U.S. Shareholders generally can avoid the imposition of U.S. non-resident withholding tax by reporting their taxpayer identification number on an Internal Revenue Service Form W-9.  Non-U.S. shareholders generally can avoid the imposition of U.S. backup withholding tax by providing to their broker or paying agent a duly completed Internal Revenue Service Form W-8 BEN. Any amounts withheld under the backup/non-resident withholding rules will be allowed as a refund or a credit against the shareholder’s U.S. Federal income tax, provided the required information is furnished to the Internal Revenue Service.

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

An Unconnected U.S. Shareholder will not be subject to tax in Canada on any capital gain realized upon a disposition or deemed disposition of the Common Shares, provided that the Common Shares do not constitute “taxable Canadian property” of the Unconnected U.S. Shareholder within the meaning of the Tax Act.  The Common Shares will not generally constitute taxable Canadian property of the Unconnected U.S. Shareholder unless, at any time in the five-year period that ends at the time of the disposition, the Unconnected U.S. Shareholder, either alone or together with persons with whom the Unconnected U.S. Shareholder did not deal at arm’s length, owned, had an interest in or the right to acquire 25% or more of the issued Common Shares or any series or class of our capital stock.  Even if the Common Shares are taxable Canadian property, under the Convention, gains derived by an Unconnected U.S. Shareholder would generally not be taxable in Canada unless the value of the Common Shares is derived principally from real property situated in Canada.  We believe that the value of our Common Shares is not currently principally derived, directly or indirectly, from real property situated in Canada and do not expect this to change in the foreseeable future.

Canada does not currently impose any estate taxes or succession duties.

F.

DIVIDENDS AND PAYING AGENTS

On July 29, 2005, in connection with the private placement, the company issued 4,347,827 Units of the Company with each unit consisting of one Series I Preference Shares and one Series II Preference Shares warrant. Each Series II Preference Share warrant is convertible into one Series II Preference Share of the Company at a price of US$0.50 at any time up to July 29, 2009. Each outstanding Series I and II Preference Share pays a 10% cumulative dividend on a quarterly basis.

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

You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities at 100 F Street, N.E., Washington D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.  In addition, the Commission maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the Commission.

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

I.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE

DISCLOSURES ABOUT MARKET RISK

The following discussion should be read in conjunction with notes to the consolidated financial statements attached herein in Item 18.  We are subject to two main market risks: Interest rate risk and foreign currency exchange risk. The Company does not use financial derivatives to hedge market risks.

Interest rate risk arises because we borrow funds to finance the production costs of our film and television programs, which are generally incurred in advance of contracted receipts and revenues from these programs. These loans usually bear interest at rates that change as market interest rates fluctuate. A rise in interest rates would cause an increase in the cost to produce our film and television programs and an adverse effect on our results of operations and financial condition.  At August 31, 2005 we had borrowings of $16,038,000 in United States and Canadian dollar currencies outstanding from financial institutions. The United States dollar loans of $10,729,000 bear interest at rates ranging from the financial institute’s United States dollar base rate plus 0.5% to 36.0% per annum, while the $5,309,000 loans in Canadian dollars bear interest at rates ranging from a financial institute’s prime lending rate plus 1.25% to plus 2.0%.

For fixed rate debt, changes in interest rates generally affect the fair market value, but do not impact earnings or cash flows. As the term of the outstanding fixed rate loans is less than 1 year small changes in interest rates are not expected to affect the fair market value of the outstanding debt. Variable rate debt will affect the future earnings and cash flows of the Company as the interest rate changes. We generally cannot prepay fixed rate debt prior to maturity. Therefore, interest rate risk and changes in fair market value should not have a significant impact on the fixed rate debt. Holding the variable rate debt balance constant, each one percentage point increase in interest rates would result in an increase in interest expense of approximately $125,780 for the year. For the prior year, the comparable increase in interest expense of each percentage increase in interest rates would be approximately $119,150.

The following table presents principal cash flows, presented in Canadian dollars, and related interest rate sensitive financial instruments, by fiscal year of maturity.

		Expected to mature before August 31
	Fair Value	2006(2)
Production Loans
Floating rate – US$ (in ‘000’s)	7,268	7,268
Average interest rate	6.5%

Floating rate – Cdn$ (in ‘000’s)	5,310	5,310
Average interest rate	6.5%
Other (1) (in ‘000’s)	3,460	3,460
Total (in ‘000’s)	16,038	16,038

(1)

Interest rate is fixed or is payable as a flat fee negotiated at the inception of the loan.

(2)

All loans mature prior to August 31, 2006.

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

Based on our net US$ liability exposure at August 31, 2005 and 2004 and holding that exposure constant each 1% decrease in the US dollar exchange rate to Canadian dollars would result in an approximate $39,000 increase (2004 – $29,000 increase) to our income and each 1% increase in the US dollar exchange rate would result in an approximate $39,000 decrease (2004 - $29,000 decrease) to our income.

At the present time we have no derivative instruments outstanding.  The average exchange rate for fiscal 2005 was Cdn$0.8114 per US$1.00 (2004- Cdn$0.7511 per US$1.00).

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Under the Company Act (British Columbia), by special resolution dated February 11, 2004, our share capital was reorganized by altering the Memorandum and Articles to eliminate the distinction between Class A Multiple Voting Shares without par value and Class B Subordinate Voting Shares without par value and naming such shares as Common Shares without par value each having one vote.  Each Class A Multiple Voting Share was exchanged for one new Common Share and one Class B Subordinate Voting Share was exchanged for one new Common Share.  The reclassification was implemented to simplify the Company’s share capital.  Our Common Shares began trading on the TSX and AMEX on March 16, 2004 under the trading symbol PAE.

Under the Company Act (British Columbia), by special resolution dated February 11, 2004, the Company was authorized by the shareholders to alter the Company’s Articles by deleting Article 29 “Restrictions on the Issue and Transfer of Shares” resulting in our authorized share capital being 200,000,000 Common Shares with no par value as well as 25,000,000 Preferred Shares with no par value.

By special resolution dated February 11, 2004, the Company was authorized by the shareholders to make application to the British Columbia Registrar of Companies for authorization to permit the Company to apply for a certificate of continuance under the Business Corporations Act (Ontario) “OBCA” and authorized to make application to the Director under section 180 of the OBCA for a certificate of continuance continuing the Company under the OBCA.  These applications were accepted and PAE became an Ontario corporation on September 1, 2004.  Under the Articles of Continuance the Company’s authorized share capital was changed to an unlimited amount of Common Shares with no par value and an unlimited amount of Preference Shares with no par value.

Under the Business Corporations Act (Ontario), by special resolution dated August 24, 2005, the Company was authorized by the shareholders of Common Shares to A) i) alter the Company’s Articles by re-designating the Series I Non-Voting Preference Shares as “Series I Preference Shares” and Series II Non-Voting Shares as “Series II Preference Shares”; (ii) amend Section 6.1 of the rights, privileges, conditions and restrictions of the Series I Preference Shares and Series II Preference Shares so as to change them from non-voting to voting shares on the basis of one vote for each outstanding Series I Preference Share and one vote for each outstanding Series II Preference Share and to re-designate such shares as Series I Voting Preference Shares and Series II Voting Preference Shares; iii) amend the articles by authorizing the issuance of an unlimited number of common shares and an unlimited number of preference shares issuable in series; iv) to designate the Series I Voting Preference Shares and Series II Voting Preference Shares as each of such series of Preference Shares; and v) to delete the rights, privileges and conditions attaching to each class of shares as provided in the Articles of Continuance dated September 1, 2004, so that the Articles of the Corporation, as amended shall be in the form attached as Appendix I of the Information Circular; and B) to authorize the directors to reduce the Corporation’s stated capital account for the common shares by the amount of up to $29,706,623.

ITEM 15.

CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms and that it is accumulated and communicated to management, including the Chief Executive Officer, Chief Financial Officer and Audit Committee, as appropriate to allow timely decisions regarding required disclosure.

There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

[RESERVED]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Juliet Jones qualifies as an “audit committee financial expert” as defined by the rules of the SEC.   Juliet Jones, a Certified General Accountant, has been on the Board of Directors since February 22, 2001.  Previously Ms. Jones served in various roles for Peace Arch Entertainment Group Inc. including Chief Financial Officer.  Ms. Jones previously served as a member of the Board of the Vancouver Chapter of Certified General Accountants and served as the chair of the professional development committee.  She has 20 years of accounting experience, 15 years of which were in senior financial roles with public companies. Ms. Jones has 15 years of experience in the film and television industry.  She has a solid understanding of generally accepted accounting principles and accounting issues specific to the film and television industry, providing her with the ability to assess the application of such accounting principles to accruals, estimates and reserves.  Ms. Jones has prepared and supervised the preparation of financial statements with comparable complexity to the issuer’s financial statements, and as past Chief Financial Officer of the issuer until June 20, 2003, has prepared previous financial statements for the issuer.  Ms. Jones also has hands on experience with managing internal controls and is active in following new accounting pronouncements with respect to the management and compliance with internal control requirements.  Ms. Jones continues to stay current on new accounting and securities developments.

The Company’s audit committee consists entirely of independent directors, and they meet certain independence criteria outside of their work as board or committee members.  They do not accept directly or indirectly any consulting, advisory or other compensatory fee from the Company or its subsidiaries, nor are “affiliated persons” of the Company or any of its subsidiaries.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP (“PwC”) has served as our independent auditors since March 15, 2003.  Prior to PwC’s appointment our auditors were KPMG, LLP.  Our shareholders have approved the appointment of PwC as our independent auditors for the fiscal year ending August 31, 2005.

Services and Fees of Auditors

The following table presents fees paid for services rendered by PwC for the 12-month periods ended August 31:

Description	2005	2004
Audit Fees	175,973	224,700
Out of Pocket Disbursements	14,925	31,581
Audit Related Fees	96,033	40,660
Tax Fees	41,892	49,300
All Other Fees	-	-
Total	328,823	346,241

Audit Fees are defined as the standard audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements of the Company and to issue reports on the local statutory financial statements. It also includes services that can only be provided by the Company’s auditor such as auditing of non-recurring transactions and application of new accounting policies, audits of significant and newly implemented system controls, pre-issuance reviews of quarterly financial results, consents and comfort letters and any other audit services required for US Securities and Exchange Commission or other regulatory filings.  The audit committee has approved 100% of audit services for fiscal 2005 and 2004 respectively.

Audit Related Fees include those other assurance services provided by auditors but not restricted to those that can only be provided by the auditor signing the audit report. They comprise amounts for services such as acquisition due diligence, audits of pension and benefit plans, contractual audits of third party arrangements, assurance services on corporate citizenship reporting, and consultation regarding new accounting pronouncements.  The audit committee has approved 100% of audit related services for fiscal 2005 and 2004 respectively.

Tax Fees represent periodic tax consultations and compliance services in various local, regional and national tax jurisdictions.  The Audit Committee approved all of the tax services provided by PwC in 2005.

The Audit Committee has determined that the provision by PwC of non-audit services to the Company in fiscal 2005 is compatible with PwC’s maintaining its independence.

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

PART III

ITEM 17.

FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.

FINANCIAL STATEMENTS

Our financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Generally Accepted Accounting Principles (GAAP) in Canada, the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as described in note 27 to the audited financial statements included herein.

Audit Report

Consolidated Balance Sheet

Consolidated Statement of Earnings

Consolidated Statement of Deficit

Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

ITEM 19.

EXHIBITS

Exhibit Number	Description
1.1	Special Resolution of Vidatron Enterprises Ltd., filed May 1, 1990, canceling previous Articles of Vidatron Enterprises Ltd. and substituting new Articles of Vidatron Enterprises Ltd. (1)
1.2	Certificate and Special Resolution Vidatron Enterprises Ltd., filed February 13, 1992 (1)
1.3	Certificate of Change of Name and Special Resolution of The Vidatron Group Inc., filed February 5, 1997. (1)
1.4	Special Resolution Amending the Memorandum and Articles of the Company adopted February 16, 1999 (1)
1.5	Special Resolutions Amending the Memorandum and Articles of Vidatron Entertainment Group Inc. adopted July 14, 1999. (1)
1.6	Form of Special Resolutions Amending the Memorandum and Articles of Peace Arch Entertainment Group Inc. adopted February 11, 2004 to be filed with British Columbia Registrar of Companies.(3)
1.7	Articles of Continuance (2)
1.8	Adopted By-Law No. 1 (2)
1.9	Special Resolution Amending the Articles of Continuance adopted September 1, 2004.
1.10	Articles of Amendment
4.1	Debt Repayment Agreement with Fremantle Media Enterprises Ltd. (3)
4.2	Release and Reconstitution of Loan Guarantee with Comerica Bank – California (3)
4.3	CPC Management Services Agreement dated December 20, 2002 with CPC Communications Inc. (4)
4.4	Amended Share Option Plan (3)
4.5	Agreement to Purchase Peace Arch Subsidiaries (with Renegade Motion Picture Corporation)(3)
4.6	Loan Agreement (Greenlight Entertainment Inc.)(3)
4.7	Employment letter Chief Financial Officer(2)
4.8	Peace Arch Project Development Corporation Conversion Rights Certificate (2)
4.9	Guarantee by PAPDC in favor of Fremantle Enterprises Ltd. (2)
4.10	Fremantle Escrow Agreement (2)
4.11	Fremantle Share Pledge Agreement (2)
4.12	Fremantle Conversion Right Assumption Agreement (2)
4.13	Comerica Share Pledge & Escrow Agreement (2)
4.14	Comerica Rights Assumption Agreement (2)
4.15	Lease Agreement – Suite 402, 124 Merton Street, Toronto, Ontario (2)
4.16	Lease Agreement – Suite 404, 124 Merton Street, Toronto, Ontario (2)
4.17	Lease Agreement – Suite 407, 124 Merton Street, Toronto, Ontario (2)
4.18	Lease Agreement – 1710 Columbia Street, Vancouver, British Columbia (2)
4.19	Lease Agreement – 5-11 Mortimer Street, London UK
4.20	Agreement to Purchase Peace Arch Project Development and Subsidiaries – May 26, 2005
4.21	Share Purchase Agreement – Preferred Shares
4.22	Employment Agreement President
4.23	Share Purchase Agreement November 1, 2005
8.0	Subsidiaries (incorporated by reference to “Item 4 – Information on the Company”)
11.0	Code of Ethics (2)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

_____________________________

(1)

Incorporated by reference to our registration statement on Form F-1 (Reg. No. 333-10354).

(2)

Incorporated by reference to our registration statement on Form 20-F for the year ended August 31, 2004

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
Mara Di Pasquale

Chief Financial Officer

Date:  February 21, 2006

EXHIBIT INDEX

Exhibit Number	Description
1.1	Special Resolution of Vidatron Enterprises Ltd., filed May 1, 1990, canceling previous Articles of Vidatron Enterprises Ltd. and substituting new Articles of Vidatron Enterprises Ltd. (1)
1.2	Certificate and Special Resolution Vidatron Enterprises Ltd., filed February 13, 1992 (1)
1.3	Certificate of Change of Name and Special Resolution of The Vidatron Group Inc., filed February 5, 1997. (1)
1.4	Special Resolution Amending the Memorandum and Articles of the Company adopted February 16, 1999 (1)
1.5	Special Resolutions Amending the Memorandum and Articles of Vidatron Entertainment Group Inc. adopted July 14, 1999. (1)
1.6	Form of Special Resolutions Amending the Memorandum and Articles of Peace Arch Entertainment Group Inc. adopted February 11, 2004 to be filed with British Columbia Registrar of Companies.(3)
1.7	Articles of Continuance (2)
1.8	Adopted By-Law No. 1 (2)
1.9	Special Resolution Amending the Articles of Continuance adopted September 1, 2004.
1.10	Articles of Amendment
4.1	Debt Repayment Agreement with Fremantle Media Enterprises Ltd. (3)
4.2	Release and Reconstitution of Loan Guarantee with Comerica Bank – California (3)
4.3	CPC Management Services Agreement dated December 20, 2002 with CPC Communications Inc. (4)
4.4	Amended Share Option Plan (3)
4.5	Agreement to Purchase Peace Arch Subsidiaries (with Renegade Motion Picture Corporation)(3)
4.6	Loan Agreement (Greenlight Entertainment Inc.)(3)
4.7	Employment letter Chief Financial Officer(2)
4.8	Peace Arch Project Development Corporation Conversion Rights Certificate (2)
4.9	Guarantee by PAPDC in favor of Fremantle Enterprises Ltd. (2)
4.10	Fremantle Escrow Agreement (2)
4.11	Fremantle Share Pledge Agreement (2)
4.12	Fremantle Conversion Right Assumption Agreement (2)
4.13	Comerica Share Pledge & Escrow Agreement (2)
4.14	Comerica Rights Assumption Agreement (2)
4.15	Lease Agreement – Suite 402, 124 Merton Street, Toronto, Ontario (2)
4.16	Lease Agreement – Suite 404, 124 Merton Street, Toronto, Ontario (2)
4.17	Lease Agreement – Suite 407, 124 Merton Street, Toronto, Ontario (2)
4.18	Lease Agreement – 1710 Columbia Street, Vancouver, British Columbia (2)
4.19	Lease Agreement – 5-11 Mortimer Street, London UK
4.20	Agreement to Purchase Peace Arch Project Development and Subsidiaries – May 26, 2005
4.21	Share Purchase Agreement – Preferred Shares
4.22	Employment Agreement President
4.23	Share Purchase Agreement November 1, 2005
8.0	Subsidiaries (incorporated by reference to “Item 4 – Information on the Company”)
11.0	Code of Ethics (2)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

_____________________________

(1)

Incorporated by reference to our registration statement on Form F-1 (Reg. No. 333-10354).

(2)

Incorporated by reference to our registration statement on Form 20-F for the year ended August 31, 2004

(3)

Incorporated by reference to our registration statement on Form 20-F for the year ended August 31, 2003.

(4)

Incorporated by reference to our registration statement on Form 20-F for the year ended August 31, 2002.