Form 20-F
period 2006-08-31
PEACE ARCH ENTERTAINMENT GROUP INC
filed 2007-03-15
CIK 1038367

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2006

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

Common Shares

The number of outstanding shares of each class of stock of PEACE ARCH ENTERTAINMENT GROUP INC. as of August 31, 2006 was:      31,308,665 Common Shares, without par value, 4,347,827 Series I Preference Shares, without par value and 2,661,929 Series II Preference   Shares, without par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes___ No_X_

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes___   No_X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  Yes _X_  No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer _____

Accelerated Filer______

Non-accelerated filer ___X____

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17     Item 18    X  _

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

   Yes          No   X

TABLE OF CONTENTS

Page

PART I

Item 1. Identity of Directors, Senior Management and Advisors

5

Item 2. Offer Statistics and Expected Timetable

5

Item 3. Key Information

5

Item 4. Information on the Company

13

Item 5. Operating and Financial Review and Prospects

23

Item 6. Directors, Senior Management and Employees

36

Item 7. Major Shareholders and Related Party Transactions

44

Item 8. Financial Information

46

Item 9. The Offer and Listing

47

Item 10. Additional Information

48

Item 11. Qualitative and Quantitative Disclosures about Market Risk

55

Item 12. Description of Securities Other than Equity Securities

56

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies

57

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

57

Item 15. Controls and Procedures

57

Item 16. [Reserved]

58

Item 16A. Audit Committee Financial Expert

58

Item 16B. Code of Ethics

58

Item 16C. Principal Accountant Fees and Services

58

Item 16D. Exemptions from the Listing Standards for Audit Committees

59

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

59

PART III

Item 17. Financial Statements

60

Item 18. Financial Statements

61

Item 19. Exhibits

62

The terms "Company", “we”, “our” and “us” refers to Peace Arch Entertainment Group Inc. (“Peace Arch”, “PAE”), an Ontario corporation, and includes, unless the context otherwise requires, all consolidated subsidiaries.

NOTE ON FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, some information presented in this annual report constitutes forward-looking statements.  When used in this annual report, the works “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect,” “predict,” “may,” “should,” the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, those factors discussed in the section entitled “Risk Factors.”  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, prospective investors should not place undue reliance on forward-looking statements.  The forward-looking statements in this annual report speak only as to the date hereof.  The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to reflect events or circumstances occurring after the date hereof.

REVISION

The Company has revised its previously issued August 31, 2006 and 2005 US GAAP financial information furnished on form 6-K filed on November 30, 2006 to retrospectively reflect a change in accounting policy relating to share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency. These are now reflected as a derivative liability.  Please refer to note 32 of the financial statements in ITEM 18.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

The following table sets forth selected financial data regarding our consolidated operating results and financial position.  The data has been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  For reconciliation to accounting principles generally accepted in the United States (“U.S. GAAP”), see note 32 to the Consolidated Financial Statements as at August 31, 2006 and 2005 and for the years ended August 31, 2006, 2005 and 2004.  The financial data as at August 31, 2003 and 2002 and for the years ended August 31, 2003 and 2002 have been derived from our audited financial statements not included in this Annual Report on Form 20-F (the “Annual Report” or “Form F-20”).  The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes hereto included in “Item 18 – Financial Statements” in this Annual Report.  The selected financial data is expressed in Canadian dollars.

Selected Consolidated Financial and Operating Data

(in thousands, except per share data)

	Cdn$ 2006	Cdn$ 2006	Cdn$ 2005	Cdn$ 2005	Cdn$ 2004	Cdn$ 2003	Cdn$ 2002
Earnings Statement Data:

Canadian GAAP

Revenue		21,258		10,747	21,236	21,465	6,494
Net earnings (loss)		(4,120)		1,449(1)	(484)	2,859(2)	(7,021)

Net earnings (loss) per Common Share
Basic		(0.19)		0.07	(0.03)	0.24	(1.81)
Diluted		(0.19)		0.07	(0.03)	0.19	(1.81)
Weighted average number of Common Shares		23,741		19,254	17,314	11,998	3,888
Diluted number of Common Shares		23,741		19,273	17,314	15,093	3,888

U.S. GAAP	Revised (3)	Previously Reported	Revised(3)	Previously Reported

Net earnings (loss)	(3,957)(3)	(3,753)	2,299(1)(3)	2,877(1)	(1,313)	(350)	(7,251)

Net earnings (loss) per Common Share
Basic	(0.17)(3)	(0.16)	0.12(3)	0.15	(0.08)	(0.03)	(1.87)
Diluted	(0.17)(3)	(0.16)	0.12(3)	0.15	(0.08)	(0.03)	(1.87)
Weighted average number of Common Shares	23,741	23,741	19,254	19,254	17,314	11,998	3,888
Diluted number of Common Shares	23,741	23,741	19,273	19,273	17,314	11,998	3,888

	Cdn$ 2006	Cdn$ 2006	Cdn$ 2005	Cdn$ 2005	Cdn$ 2004	Cdn$ 2003	Cdn$ 2002
Balance Sheet Data:

Canadian GAAP

Total assets		83,542		51,168	57,468	36,905	10,763
Net assets		17,631		9,349	3,248	1,937	(5,267)
Capital stock		21,760		9,889(4)	35,925	35,878	31,870

U.S. GAAP	Revised (3)	Previously Reported	Revised(3)	Previously Reported

Total assets	86,723	86,723	52,100	52,100	58,349	36,844	14,774
Net assets	15,301(3)	16,733	6,121(3)	7,480	(675)	(1,082)	(5,296)
Capital stock	50,942(3)	69,250	39,071(3)	39,596	35,925	35,878	31,870

(1)

Includes a gain on settlement of obligations of $2,560,000 (see Item 4.A. “Reorganization and Settlement of Obligations”).

(2)

Includes a gain on settlement of debt of $3,094,000 under Canadian GAAP.

(3)

Amounts revised for U.S. GAAP purposes, please refer to note 32 of the financial statements in Item 18.

(4)

On July 22, 2005, the shareholders authorized the reduction of the Company’s stated capital for the Common Shares in the amount of $29,707,000 CDN which was applied to reduce the Company’s accumulated deficit.

Currency and Exchange Rates

	United States Dollar per Canadian Dollars
	Fiscal Year Ended August 31
	2006	2005	2004	2003	2002
End of period	0.9037	0.8411	0.7616	0.7217	0.6415
Average for the period	0.8714	0.8114	0.7511	0.6774	0.6354
High for the period	0.9099	0.8493	0.7879	0.7491	0.6619
Low for the period	0.8361	0.7652	0.7159	0.6258	0.6200

The following table sets forth the high and low exchange rates for one United States dollar expressed in terms of one Canadian dollar for each of the last six (6) months.

	January 2007	December 2006	November 2006	October 2006	September 2006	August 2006
High for the month	0.8457	0.8581	0.8715	0.8966	0.9047	0.9037
Low for the month	0.8584	0.8759	0.8868	0.8783	0.8871	0.8838

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on February 19, 2007 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was $0.8592 (US$1.00 = Cdn$1.1639).  Unless otherwise indicated, in this Annual Report all references are to Canadian Dollars.

B.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.

RISK FACTORS

The Company’s business is subject to a number of risks and uncertainties discussed below.  Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects and financial condition.

Our consolidated financial statements have been prepared on a going concern basis.

The auditors’ report on our consolidated financial statements includes comments for U.S. readers on Canada-U.S. reporting differences and Note 1 to our consolidated financial statements outlines factors that cast substantial doubt on our ability to continue as a going concern.

The consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to generate profitable operations for the future.

Management is continuing to target sources of additional financing as well as other business and financial transactions to assume continuance of the Company’s operations.

There can be no assurances that the Company will be successful in raising additional cash to finance operations or that the continued support of creditors and shareholders will be available.  The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

We may be delisted from the American Stock Exchange (AMEX).

On February 10, 2004, we had received notice from AMEX indicating that we were in breach of AMEX’s continued listing standards of maintaining a shareholders’ equity value greater than US$2,000,000 and sustaining losses in two of our three most recent fiscal years; and in breach of maintaining a shareholders’ equity value greater than US$4,000,000 and sustaining losses from continuing operations and/or net losses in three out of our four most recent fiscal years, all as set forth in Section 1003(a)(i) and Section 1003 (a)(ii), respectively, of the AMEX Company Guide.

Over the past three fiscal years we have increased our shareholders’ equity through a combination of an equity issuance of both common and preferred shares.

At August 31, 2006, the total of our shareholders’ equity was $21,760,000 (US$19,687,000), thereby complying with the AMEX listing standard of maintaining equity greater than US$4,000,000. There is no guarantee that we will be able to continue reporting profitability and that our shareholders’ equity will not decrease again below the AMEX threshold amount. If we incur losses and the losses are significant enough that our shareholders’ equity value declines below the AMEX threshold we could, once again, be in breach of the AMEX listing requirements, which could result in our shares being delisted from the AMEX.

We have had losses, and we cannot assure future profitability.

We cannot assure you we will be able to operate profitably. In three of our last five years we have reported losses.  We would have recognized losses in the last five fiscal years absent gains on settlement of obligations.  As of August 31, 2006 we had an accumulated deficit of $8,683,000.  If we continue to have losses in the future, we may not be able to generate positive cash flows sufficient to finance continuing activities. Our inability to meet those needs could have a material adverse effect on our business, results of operations and financial condition.

Our success depends on factors in the motion picture and television industry.

The business of producing and distributing film and television programming is highly competitive and involves a substantial degree of risk. Revenues derived from the production and distribution of film and television programming depend primarily upon acceptance by the public, which is difficult to predict. Each film and television program is an individual artistic work, and unpredictable audience reactions primarily determine commercial success. Generally, the popularity of our productions depends on many factors, including the critical acclaim they receive, the actors and other key talent, their genre and their specific subject matter. The commercial success of our productions also depends upon the quality and acceptance of productions that our competitors release into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, many of which we do not control and all of which may change. We cannot predict the future effects of these factors with certainty, any of which factors could have a material adverse effect on our business, results of operations and financial condition. Some or all of our proprietary film and television programs may not be commercially successful, resulting in our failure to recoup its investment or realize its anticipated profits.

Our revenues and results of operations may fluctuate significantly.

Results of operations for any period depend on a number of factors such as on the number of film and television programs that are delivered, the price at which we are able to sell them and when the cost of the productions are within budget.  Consequently, results may vary from period to period, and the results of any one period may not indicate results for future periods. In particular, results of operations in any period depend to a large extent upon our production and delivery schedule for television programs and motion pictures.  As a result of the production cycle, our revenues are not recognized evenly throughout any given year.  Cash flows may also fluctuate and may not directly correspond with revenue recognition.

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

From time to time we engage in discussions and activities with respect to possible acquisitions, business combinations, or joint ventures intended to complement or expand our business.  We may not realize the anticipated benefit from any of the transactions we pursue.  Regardless of whether we consummate any such transaction as well as the integration of the acquired business could require us to incur significant costs and cause diversion of management’s time and resources.  Events and circumstances subsequent to such transaction could also result in impairment of goodwill and other intangibles, development write-offs and other related expenses.  Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to comply in a timely manner with the requirements of the Sarbanes-Oxley Act relating to the assessment by us of the effectiveness of our internal controls over financial reporting, and our assessment may identify material weaknesses and may result in an attestation with an adverse opinion from our auditors, each of which could adversely affect our reputation and share price.

Section 404 of the Sarbanes-Oxley Act 2002 and related regulations presently requires that for the year ended December 15, 2008, we will be required to perform an evaluation of our internal controls over financial reporting and have our auditors attest to such evaluations on an annual basis.  We have been and still are evaluating our internal control systems to allow our management to report on, and our auditors to attest to our internal control over financial reporting. As a result, we have incurred additional expenses in fiscal 2006 and a diversion of our management’s time.

There can be no assurance that we will complete the necessary work to comply with all aspects of Section 404 and related regulations in a timely manner.

Weaknesses in our internal controls over financial reporting may cause us to be unable to prevent or detect material misstatements in a timely manner. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. If the assessment of our internal control over financial reporting identifies material weaknesses that must be disclosed, we may receive an attestation with an adverse opinion from our auditors as to the adequacy of our internal control over financial reporting. Furthermore, potential acquisitions of businesses that are currently not in compliance with Section 404 requirements could lead to disclosures on currently unforeseen deficiencies in our internal control over financial reporting. This could adversely affect our ability to comply with business combinations accounting procedures in preparing our consolidated financial results. Each of these consequences could reduce the market’s confidence in our financial statements and negatively affect the price of our shares.

While we believe that we will be able to meet the required deadlines, no assurance can be given that this will be the case.  If we fail to complete this evaluation within the required time frame, or fail to remedy any identified material weakness or if our auditors render an adverse attestation, we may be subject to regulatory scrutiny and loss of public confidence in our internal controls.  All of these factors may cause our stock price to decline.

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

We rely on a few key customers.

Our revenue is generated in part due to production activities in numerous countries.  We have several primary customers who purchase distribution rights to the filmed product we sell.  We also have several large customers through which we distribute our home entertainment product.  In the year ended August 31, 2006, one customer represented approximately 25% of total revenues, a second customer represented approximately 9% of total revenues and a third customer represented approximately 5% of total revenues and two customers collectively represented approximately 8% of total revenues.

Sales of outstanding shares may hurt our stock price.

Our current shareholders hold a substantial number of shares.  We filed a registration statement which was declared effective on November 2, 2006 on Form F-3 to register an aggregate of 36,061,540 shares of common shares on behalf of certain shareholders of the Company.  The sale of these shares could cause the trading price of our stock to substantially decline.  In addition, such sales may create the perception by the public of difficulties or problems with our products and services or management.  Sales of these shares could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

The Preference Shares have priority over the Common Shares of the Company

The Company has 4,347,807 Series I and 2,661,929 Series II Preference Shares outstanding as of August 31, 2006 and the Company has the ability to issue additional Preference Shares.  The Preference Shares shall be entitled to priority over the Common Shares and over any other shares of the Company ranking junior to the Preference Shares with respect to the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs.

Management’s forecasts for future revenues supporting film book values may not be achieved.

Investments in film and television programming are amortized against revenues in the ratio that current revenues bear to management’s estimate of ultimate revenues for each program pursuant to the Statement of Position (“SOP-002”) issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants.  As a result of our policy we typically amortize a minimum of 80% of the costs over a three-year period.  Management periodically reviews its estimates and adjusts the amortization of our programming accordingly.  In the event that management should determine that the capitalized costs for a program exceed its fair value, capitalized costs would be written down in the current period, resulting in a corresponding decrease in earnings.

We could lose certain benefits by failing to meet certain government incentive programs

We currently finance a portion of our production budgets through Canadian and United States government agencies and incentive programs, including federal and provincial tax credits, as well as through similar international arrangements in the case of our international co-productions.  These tax credits combined can represent approximately 20% of an individual production budget.  We will continue to qualify for these tax credits if, among other things, Canadians beneficially own or control a majority of the voting rights of the Company. If Canadians fail to beneficially own or control a majority of our voting rights at any time, we could lose such tax incentives and the costs of our productions would increase substantially. Canadian law requires Canadian conventional, specialty, pay and pay-per-view television services to devote a certain amount of their programming schedules, including prime time, to Canadian productions. If we fail to qualify as a Canadian producer, it would be more difficult to obtain time slots in Canada for our programming, a "slot" being a broadcast time period for a program. We believe we will continue to qualify as a Canadian producer for this purpose as long as, among other things, Canadians beneficially own or control a majority of our voting rights. These incentive programs, including federal and provincial tax credit programs, may be amended or eliminated in the future, which could result in a material increase in the effective cost of our productions. The loss or elimination of these tax and business incentives would have a material adverse effect on our results of operations and financial condition.

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

The Company receives a portion of its revenues from U.S. and international sources in U.S. dollars while its operating costs and production costs of film and television programming is primarily denominated in Canadian dollars.  Accordingly, results of operations can be affected by fluctuations in the U.S. dollar exchange rate.  The results of these fluctuations may be material.  To date, we have not entered into any material currency hedging instruments.  In addition, the Company has not maintained significant amounts of U.S. dollar balances in order to reduce the risk of exchange rate fluctuations.

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

Our success depends to a significant degree upon the services of certain key personnel, particularly Gary Howsam, our Chief Executive Officer. Because we are a relatively small company, these members of management are involved in many aspects of the production process and virtually all significant decisions are made or significantly influenced by these individuals. The loss of the services of any one or more of our key personnel could have a material adverse effect on our business. Although we have obtained and intend to maintain "key man" life insurance coverage with respect to these personnel, there is no assurance that the proceeds would be sufficient to compensate fully for the loss of the services of any of these individuals if they were to die. The loss of services of any of these employees could have a material adverse effect on our business, results of operations or financial condition.

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

We face additional risks from doing business internationally.

We distribute our film and television programming outside the United States and Canada through third party licensees and derive revenues from these sources. As a result, our business is subject to certain risks inherent in international business, many of which are beyond our control. In addition to the currency fluctuation risks described above, these additional risks include: changes in local regulatory requirements, including restrictions on content; changes in the laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes); differing degrees of protection for intellectual property; instability of foreign economies and governments; cultural barriers; and wars and acts of terrorism. Any of these factors could have a material adverse effect on our business, results of operations or financial condition.

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

Because we are a Canadian corporation, it may be difficult to sue us or to enforce a judgment against us

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

ITEM 4.

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company is an integrated media company that finances, produces, acquires and distributes film and television programming for worldwide markets. The Company’s three principal business segments are: Motion Picture, Television and Home Entertainment.  Over the past few years, the Company has transformed itself into a streamlined, distribution driven company, while reducing the amount of capital and other resources devoted to production and other related activities.

Peace Arch was incorporated on October 22, 1986, as a British Columbia corporation under the name Vidatron Enterprises Ltd. On July 14, 1999, we changed our name to Peace Arch Entertainment Group Inc.

On February 11, 2004 under the Company Act (British Columbia), by special resolution, the following occurred:

•

Our Articles of Memorandum were amended such that the share capital was reorganized, eliminating the distinction between Class A Multiple Voting Shares without par value and Class B Subordinate Voting Shares without par value and designating such shares as Common Shares without par value each having one vote. Each class A Multiple Voting Share was exchanged for one new common share and one Class B Subordinate Voting Share was exchanged for one new common share. The reorganization was implemented to simplify the Company’s share capital. Our common shares began trading on the TSX and AMEX on March 16, 2004 under the trading symbol PAE.

•

The Company deleted Article 29 “Restrictions on the Issue and Transfer of Shares” of its Articles of Memorandum resulting in the authorized share capital being 200,000,000 common shares with no par value as well as 25,000,000 preference shares with no par value.

•

The Company applied for and was accepted to continue under the Business Corporations Act (Ontario), “OBCA”. The Company became an Ontario corporation on September 1, 2004. Under the articles of continuance (the “Articles”) the Company’s authorized share capital was changed to an unlimited amount of common shares with no par value and an unlimited amount of preference shares with no par value.

On August 24, 2005 under the Business Corporations Act (Ontario), by special resolution, the following occurred:

•

The Company altered its Articles by re-designating the Series I Non-Voting Preference Shares as “Series I Preference Shares” and Series II Non-voting Shares as “Series II Preference Shares”.

•

The Company altered its Articles to change the Series I and Series II Preference Shares from non-voting to voting shares on the basis of one vote for each outstanding Series I Preference Share and one vote for each outstanding Series II Preference Share, and to re-designate such shares as series I Voting Preference Shares and Series II Voting Preference Shares.

•

The Articles were amended to authorize the issuance of an unlimited number of common shares and an unlimited number of Preference Shares issuable in series.

•

The Articles were amended to designate the Series I Voting Preference Shares and Series II Voting Preference Shares as each of such series of Preference Shares.

•

The Articles were modified to delete the rights, privileges and conditions attaching to each class of shares as provided in the Articles of Continuance dated September 1, 2004.

•

The directors were authorized to reduce the Company’s stated capital account for the common shares by the amount of up to $29,706,623.

Our registered and principal office’s address and phone telephone number are:  124 Merton Street, suite 407, Toronto, Ontario M4S 2Z2, (416) 486-0377. We also operate offices in Vancouver (Canada), Los Angeles (United States) and London (England).

The Company’s agent for service in the United States is National Registered Agents Inc., 1090 Vermont Avenue, NW, suite 910, Washington, D.C. 20005.

Neither Peace Arch nor any of its subsidiaries have been subject to any bankruptcy, receivership or any similar proceedings.

There have been no indications of any public takeover offers by third parties in respect to our shares or by us in respect of other companies’ shares which have occurred during the last and current financial year.

Recent Developments

•

On January 23, 2006, the Company acquired 100% of the issues and outstanding shares of kaBOOM! Entertainment Inc. (kaBOOM), a home entertainment studio in Canada that distributes videocassettes, DVDs and ancillary merchandise to retailers and mass merchandisers in Canada, for a purchase price of approximately $7,983,000. The purchase price was paid by issuance of 1,033,058 common shares of the Company valued at $500,000, 50,000 options of the company valued at $17,000, and future cash consideration of $4,202,000 and direct costs of acquisition of $264,000. To finance the cash portion of the purchase price, the Company arranged a debt facility from a financial institution and for a portion of the cash and the balance was provided by letters of credit from the preference shareholders. kaBOOM! Entertainment Inc. was renamed to Peace Arch Home Entertainment Inc. on September 12, 2006.

•

On June 7, 2006, the Company completed a private placement of 7.5 million common shares for gross proceeds of $9,075,000 (net proceeds of $8,370,000). The proceeds were used to   repay a term loan of $3,447,000, to settle letters of credit amounting to $4,202,000 in   connection with the kaBOOM acquisition and to provide working capital.  An additional 269,000 Common Share Purchase Warrants were issued to Westwind Partners Inc. as partial payment for acting as agent on the Canadian portion of the transaction.

•

On November 1, 2006, the Company entered into a binding letter agreement with CSC Global Technologies Inc. (“CSC”). Pursuant to the agreement, a new company will be created, where 51% of the common shares will be owned by the Company and 49% owned by CSC.  The agreement will require the Company to provide financing toward the start up of the business venture.  The amount of this obligation has not yet been determined.

•

On December 21, 2006, the Company acquired 100% of the issued and outstanding shares of Castle Hill Productions Inc. and Dream LLC, which holds the rights to a library of films for a purchase price of US$9,000,000. The purchase consideration is US$8,000,000 cash and US$1,000,000 in issuance of Company shares.   The total amount of Common Shares issued was 1,120,419 and the fair value per Common Share was US$0.89, determined by the 10 day weighted average prior to closing.

The cash component of the transaction was financed by (i) a corporate facility with Canadian Imperial Bank of Commerce for US$2,700,000 secured by the acquisition’s accounts receivables; (ii) two increased loan facilities with Imperial Capital Bank totalling US$4,600,000, secured by Peace Arch’s accounts receivables; (iii) working capital of the Company in the amount of US$700,000.  The acquisition will be accounted for under the purchase method and the results of operations will be included in the consolidated financial statements from the acquisition date in the Company’s second quarter results of fiscal 2007.

Reorganization and Settlement of Obligations

Under the terms of a Debt Repayment Agreement with Fremantle Enterprises Ltd. (“Fremantle”), a former trade creditor who had previously agreed to exchange Fremantle’s trade payable balance for a term loan issued a Conversion Right Certificate (the Fremantle conversion instrument).  It was agreed that if any amount of the Fremantle debt, including unpaid interest, remained outstanding as of December 31, 2004, Fremantle would, for a period of 90 days, have the right to convert such unpaid amount to common shares in the capital of the Company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2004, provided that in no event would the conversion price be less than $3.00 per share.  Pursuant to the terms of the Fremantle conversion instrument, 2,527,000 common shares, which represent the number of shares that could be issued for the principal amount of debt of $7,580,000, were reserved for issuance.  During the year ending August 31, 2005, Fremantle converted its $8,793,000 note plus interest for 2,931,125 shares of the Company’s common shares.  During fiscal 2005, the Company recognized a gain on settlement of its obligation of $1,105,000 representing the difference between the carrying amount of the obligation and the fair value of the Company’s common shares issued on the conversion date, and a gain on settlement of liability of $1,455,000 representing the extinguishment of the Company’s distribution liability to Fremantle.

Pursuant to a Release and Reconstitution Agreement with Comerica Bank (“Comerica”), the terms of a loan guarantee of US$1,075,000 were restructured to restrict repayment of the loan to the ultimate sales proceeds of certain specific exploitation rights and, subject to priority interests, including repayment to Fremantle, to certain assets. The Company also issued a Conversion Right Certificate (the Comerica conversion instrument) to Comerica wherein it was agreed that if any amount of the loan remained outstanding as of December 31, 2005, Comerica would, for a period of 90 days, have the right to convert such unpaid amount to common shares in the capital of the Company at a deemed price of $5.00 per share. Pursuant to the terms of the Comerica conversion instrument, the Company reserved a sufficient number of shares that could be issued in settlement of the US$1,075,000 obligation.  On March 30, 2006 Comerica converted its US$1,075,000 loan for 215,000 common shares in the Company.  During fiscal 2006, the Company recognized a loss of $15,000 on the settlement of its obligation which represents the extinguishment of the Company’s distribution liability to Comerica. Since the Company had issued a right to receive a variable amount of shares in settlement of their obligations, the Company reflected the amounts as a liability.

Pursuant to the reorganization Peace Arch Project Development Corp. (“PAPDC”) is owner of substantially all of the pre-existing assets, which consisted principally of accounts and loans receivable, film and television programming rights, and all shares and other securities (including intercompany loans) held by the Company in its subsidiaries existing on the date of the reorganization.

At the same time, PAPDC and its subsidiaries directly or indirectly were assigned substantially all of the pre-existing debts and liabilities of the Company, including the Company’s indebtedness to Fremantle and Comerica. However, the Company continued to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica under Conversion Rights Certificates (the conversion instruments) issued by the Company to each of them.

During the year ended August 31, 2004, the Company voluntarily issued 3,489,814 common shares to PAPDC in consideration for PAPDC agreeing to assume the obligation to issue the common shares of the Company to Fremantle and Comerica collectively known as the (“Lenders”) should the Lenders eventually opt to call upon those shares in settlement of the PAPDC obligations. The Company voluntarily issued common shares, in escrow, to PAPDC to settle the Lenders’ obligations. Following the issuance of shares in settlement of their obligations there remained 343,689 common shares held in escrow. On September 1, 2006, the Company returned 121,000 of these shares to treasury.

Subsequent to the reorganization, on August 1, 2003, the Company sold all of its shares in PAPDC.  The Company determined that PAPDC was a Variable Interest Entity under the rules governing Accounting Guideline-15 (see discussion on Variable Interest Entities on page 31).

On May 26, 2005, the Company re-acquired 100% of PAPDC shares for a nominal amount, which had no effect on the carrying amount of any assets or liabilities.

Pursuant to the original arrangements with PAPDC, the Company was obligated to carry out management services for PAPDC. This obligation continued until June 25, 2004. During the year ended August 31, 2006, the Company recovered costs against the payable to Fremantle of $nil and $145,000 and $427,000 for the years ended August 31, 2005 and 2004, respectively.

B.

BUSINESS OVERVIEW

GENERAL

Peace Arch is an integrated media company that finances, produces, acquires and distributes high quality film and television programming for worldwide markets.

The Company earns revenues primarily from two sources:  the distribution of newly acquired product and productions, and the distribution of its library. Once a production is completed and delivered, the program is then included in the Company’s library of film and television programs along with acquired programming.  Through its internal sales operations, the Company licenses that programming to theatrical distributors, television broadcasters, cable companies, satellite services and home entertainment distributors around the world.

The Company has a track record of delivering critically acclaimed productions to both film and television distributors. In 2006, the Company’s film Delirious was awarded three prizes in the elite competition section of the 54th San Sebastian International Film Festival. In 2005, the Company’s television motion picture, Our Fathers, was nominated for two Emmy awards, and the Directors Guild of Canada nominated the Company’s feature, The Good Shepherd, for two awards. In addition, the Company won six Leo Awards for programming excellence for its projects Love it or Lose it! and Prisoners of Age. The success of these projects enhances the demand for Peace Arch’s existing and future productions and increases the Company’s visibility, enhancing the long-term marketability and value of its library of film and television programming both domestically and internationally.

The Company operates in five locations, two in Toronto and one each in Vancouver, Los Angeles and London, England. Peace Arch manages its business in three operating segments: Motion Picture, Television, and Home Entertainment.

Motion Picture

The Company produces or acquires a large number of lower budget feature films intended for DVD or television premieres and a smaller number of medium budget films intended for worldwide theatrical release. The Motion Picture segment derives its revenues by licensing distribution rights to these productions to sub-distributors in various territories and media throughout the world.

During fiscal 2006, the Company delivered 10 feature films and had 9 other features in production at year-end. The films delivered during fiscal 2006 were: The Veteran, Heartstoppers, Warriors of Terra, 5ive Girls, The Last Sect, UKM: Ultimate Killing Machine, Troubled Waters, Living Death, Dead Mary and Delirious. The films acquired or in production at the end of fiscal 2006 were: Chapter 27, Watching the Detectives, Guantanamero, In Tranzit, The Mad, Bottom Feeder, Harm’s Way, Stillborn and Never Forget.

Television

The Company’s Television segment derives revenues by licensing television films, documentaries and other programming produced or acquired by the Company to broadcasters, cable and satellite television providers and home entertainment distributors domestically and abroad. In fiscal 2006, the Company expanded its television division beyond its traditional lifestyle and documentary niche to include made-for-television movies and mini-series. During fiscal 2006, the Company delivered 10 episodes of lifestyle programming, 2 documentaries and 1 made-for-television movie.  At year-end, the Company had 1 mini-series, 2 television series and 3 made-for-television movies in production.  The television episodes delivered were for the series Love it or Lose It! (Series II), Makeover Wish, and Uber Guide, the documentaries delivered were Fantasy Lands Asia, and Fantasy Lands 2006,  and the made-for-television movie delivered during the year was The Stranger Game.  The movies for television acquired or in production at fiscal year end were Luna: The Way Home, Passions Web and Nightmare.  The mini-series in production is The Tudors.  The two television series in production were Air Dogs and Last 10 Pounds.

Home Entertainment

During fiscal 2006, the Company acquired 100% of kaBOOM! Entertainment Inc. (“kaBOOM!”), one of Canada’s leading independent home entertainment studios. kaBOOM! Entertainment Inc. was renamed Peace Arch Home Entertainment Inc. and continues to conduct business under the kaBOOM! label for its children’s products and under the Peace Arch Entertainment for all others products.  This strategic acquisition emphasizes the Company’s focus on building its distribution business.

The Company’s Home Entertainment segment derives its revenues from the distribution of DVDs and ancillary merchandise to wholesalers and retailers in Canada. It provides a full range of services relating to the licensing, marketing sales and distribution of its products. It distributes sell-through and rental films across a wide variety of genres, such as children’s and family, special interest and live action feature films.

In collaboration with its content partner Nelvana, during fiscal 2006 the Home Entertainment segment developed two unique branded product lines – “Treehouse Presents,” and “Teletoon Presents”.  Peace Arch Home Entertainment has relationships with content providers such as Lionsgate (Maple Pictures), THINKFilm, Sesame Workshop, DIC Entertainment, Sony BMG, EMI Music, and more.

Existing Library

Since 2003, Peace Arch has built a library of 28 feature films, 60+ television episodes and 6 documentaries and with the acquisition of Dream LLC and Castle Hill Productions Inc., the Company acquired a library of approximately 500 feature films. Prior to 2003, the Company had an additional 200+ hours of filmed entertainment.

REVENUE STREAMS

The Company reports its results of operations in three reportable segments, Motion Picture, Television, and Home Entertainment representing its principal business activities. The Motion Picture segment focuses its activities on the acquisition and worldwide exploitation of motion picture content; and has recently produced two full length feature films “Delirious” and “Chapter 27”. The Television segment focuses its activities on the acquisition, production and worldwide exploitation of television content.  The Home Entertainment segment focuses its activities on marketing and licensing videos, DVDs and ancillary merchandise to most of the major retail outlets in Canada.

The table below shows the breakdown of revenues by segments during our past three fiscal years:

	Year Ended August 31,
	2006	2005	2004
	(Canadian dollars in millions)

Revenues by Segment
Motion Picture	9.4	9.2	18.3
Television	2.3	1.5	2.9
Home Entertainment	9.6	-	-
Total Revenues	21.3	10.7	21.2

Over the past three years, an average of approximately 36% of Peace Arch’s revenue was generated outside of North America. We expect that recent additions to Peace Arch’s sales force will generate revenue growth in all geographical markets.  The revenues generated in Europe and other markets increased in 2006 due to having a larger supply of programming available to European buyers than in fiscal 2005.  The increase in Canadian revenues in fiscal 2006 was due primarily to the addition of seven months of revenues from the newly acquired Home Entertainment business segment of the Company.

The table below shows the breakdown of total revenues by geographic market during our past three fiscal years:

	Year Ended August 31,
	2006	2005	2004
	(Canadian dollars in millions)

Revenues by Geographic Market
Canada	11.9	3.9	3.4
U.S.	3.4	4.9	6.5
Europe and other markets	6.0	1.9	11.3
Total Revenues	21.3	10.7	21.2

SEASONALITY

Results of operations for any period are dependent on the number, timing and commercial success of motion pictures and television programs delivered or made available to various media, none of which can be predicted with certainty. Home Entertainment results of operations are impacted by strong sales in the Christmas season during the first two quarters of the fiscal year.  Consequently, results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods.  Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

MARKETING AND DISTRIBUTION CHANNELS

Early in 2003, Peace Arch established an international marketing and sales division in London, England, through which the Company now manages licensing of the Company’s motion pictures. The Company also markets and distributes titles directly to existing pay and free television, home video and other markets. Peace Arch’s international distribution capability enables it to enhance revenue and margins through:

(i)

controlling the exploitation of its own and third party programming in order to optimize the revenue potential of productions and it’s library; and

(ii)

improving its understanding of the market and thereby enhancing its ability to package commercially successful productions.

Strategically, the Company has been growing its in-house sales division, since the trend expected from this strategy is increased international sales. The costs of such a strategy are direct costs of maintaining a sales operation and the costs of marketing and distributing the films Peace Arch sells. The Company believes that representing its own product assures meaningful control over the exploitation of acquired or produced.

During 2006, the Company hired a Vice President of Public Relations.  Together with the President of the Company, the Vice President of Public Relations and an investor relations firm, based in Los Angeles, are working on exposing the Company to the business and entertainment trade press to have the Peace Arch name become more mainstream.

Relationships with Licensors and Licensees  Peace Arch believes that relationships with domestic and international broadcasters, distributors, financing sources and creative talent are important to the successful expansion of the proprietary motion picture and television business. The Company has produced programming in association with a variety of U.S. and international broadcasters and distributors including, Buena Vista Television, Genius Products, Inc., Lions Gate Entertainment, NuImage, Showtime Networks and Sony. Peace Arch has long-standing relationships with the Canadian broadcast community, including Motion Picture Distribution LP, CTV, CBC, Knowledge Network and The Family Channel. Motion Picture Distribution LP has acquired distribution rights to many Peace Arch feature films for all media in Canada, the United Kingdom, and Spain.  Peace Arch continues to establish relationships with key licensees (Showtime, Motion Picture Distribution LP, Genius Products, Inc., Sony, Corus, Movie Central, RHI Entertainment and CBC) and leading retailers worldwide to promote Peace Arch distribution rights.

U.S. and International Broadcasters and Distributors  We have produced our programming in association with a variety of U.S. and international broadcasters and distributors including Buena Vista Television, Genius Products, Inc., Lions Gate Entertainment, Showtime Networks, Sony and Motion Picture Distribution LP (“MPDLP”).  MPDLP has licensed rights to all of the Company’s current motion pictures in Canada.

Canadian Domestic Broadcasters  We have a long-standing relationship with the Canadian broadcast community, including MPDLP, CTV, CBC, Life Network Inc., Knowledge Network and The Family Channel to whom we provide programming.

Distribution Vehicles  Distribution involves the promotion and exploitation of motion pictures in a variety of distribution platforms, including theatrical exhibition, home entertainment, television and ancillary markets.  The first major distribution platform is theatrical exhibition.  Revenues are derived from renting films to cinemas and sharing in box office receipts.  The second major distribution platform for motion picture is home entertainment.  Revenues in this distribution platform are derived from consumers renting a DVD for a specific period of time (rental revenue) or purchasing a DVD for home use (sell-through revenue).  Home entertainment typically represents the single largest source of revenue for a motion picture distributor.

Distribution to ancillary markets involves granting licenses in non-traditional markets such as to airlines, schools, libraries, hospitals, childcare centers, military installations and other governmental institutions.  These customers (other than airlines) tend to pay annual fees for access to the entire catalogue of motion pictures of a distributor.

After a motion picture’s initial theatrical exhibition, distribution to ancillary markets and home entertainment release, motion picture distributors generate revenues from television distribution.  This platform includes video-on-demand and pay per-view, cable television, and free television.

COMPETITION

Feature film production and distribution and home entertainment is a highly competitive business. The most important competitive factors include popular appeal, artistic excellence and cost effectiveness. The Company faces intense competition from other Canadian and international producers and distributors, many of whom are substantially larger and have greater financial resources than the Company.

DVD distribution continues to be a highly competitive sector as there is competition from the major film studios and independents.  However there are significant barriers to entry as the systems and technology requirements required to service the major national retailers are substantial.

The Company also competes with other television and production companies for ideas and story lines created by third parties as well as for actors, directors and other personnel required for production.

The major U.S.-based motion picture studios are the Company’s main competitors in Canada.  All other Canadian motion picture distributors in the aggregate have historically represented less than a 10% share of theatrical box office receipts.  In the United Kingdom and Spain, where the Company’s market share is smaller, its main competitors also include several locally-based independent distributors in addition to the U.S.-based studios.

REGULATION

The Company’s status as a producer of “Canadian” programming, operating in Ontario and other provinces, enables us to receive Canadian tax and business incentives. The Company will continue to qualify for these tax and business incentives if, among other things, Canadians beneficially own or control a majority of the voting rights of Peace Arch.

Canadian Content Requirements    Canadian conventional, specialty, pay and pay-per-view television services are required to devote a certain amount of their programming schedules, including prime time, to Canadian productions. Compliance with these requirements is enforced by the Canadian Radio-Television and Telecommunications Commission (''CRTC'').  These requirements provide support to the market for Canadian programming, such as those we produce, as long as they qualify as Canadian programming for CRTC purposes.

According to the Canadian Audio and Visual Certification Office (“CAVCO”) and CRTC regulations, a program will qualify if it is produced by an individual Canadian producer with the involvement of individual Canadians in key creative functions, and where a substantial portion of the remuneration paid to individuals is for services provided by Canadians and processing and final preparation costs are for services provided in Canada. In addition, the Company must qualify as a “Canadian production company” defined as a Canadian company which carries on business in Canada with a Canadian business address, which is owned or controlled by Canadians and whose principal business is the production of film, videotape or live programming for distribution on television or in theatrical, industrial or educational markets

International Co-Production   Canada is a party to co-production treaties with more than 50 countries throughout the world, excluding the U.S.  Canada's co-production treaties allow for the reduction of the risks of production by permitting the pooling of creative, technical and financial resources of Canadian producers with non-Canadian producers under prescribed conditions. A production that qualifies as a co-production for treaty purposes is considered to be a national product in each of the participating countries and, as such, is entitled to many local advantages in each country.  More specifically, the co-production usually satisfies criteria for national certification in regard to content broadcasting regulations, government subsidies and tax benefits.

Industry Incentives

Refundable Income Tax Credit – Federal    Film and television productions undertaken by qualified Canadian corporations are eligible for a refundable tax credit under the Canadian Income Tax Act. The tax credit equates to 25% of the lesser of qualified labour expenditures and 50% of eligible costs of production of a given project. The credit is calculated on the basis of each individual production and is available to taxable Canadian corporations whose activities are primarily Canadian film or video production carried on through a permanent establishment in Canada which is Canadian-controlled as determined under the Investment Canada Act.  In fiscal 2006 and 2005, the Company was eligible for federal refundable income tax credits amounting to $235,000 and $389,000, respectively.

Refundable Income Tax Credit – Province of British Columbia    Under the terms of the current film and television provincial tax credit system under the Income Tax Act (British Columbia), the Province of British Columbia offers refundable tax credit incentives for British Columbia film productions.  The incentives as at August 31, 2006 are as follows:

•

Basic incentives equal to 30% of qualified British Columbia labor expenditures;

•

A regional incentive equal to 12.5% of qualified British Columbia labor expenditures for productions where principal photography occurs outside of the Greater Vancouver area in British Columbia; and

•

A training incentive equal to the lesser of 3% of British Columbia labor expenditures or 30% of qualified labor expenditures attributable to payments to eligible industry trainees.

Eligible labor expenditures are limited to 48% of the total production costs, net of government assistance. The credit is calculated on the basis of each individual production and is available only to a qualified corporation having a permanent establishment in British Columbia and carrying on an eligible film or television production business through a permanent establishment in Canada. In fiscal 2006 and 2005, the Company was eligible for refundable income tax credits under the British Columbia program amounting to $274,000 and $408,000, respectively.

Refundable Income Tax Credit – Province of Ontario     Under the terms of the current film and television provincial tax credit system under the Income Tax Act (Ontario), the Province of Ontario offers refundable tax credit incentives for Ontario film productions.  The incentives as at August 31, 2006 are as follows:

•

30% of qualified Ontario labor expenditures.

•

A regional incentive equal to 10% of qualified Ontario labor expenditures for productions where principal photography occurs outside of the Greater Toronto area in Ontario.

Eligible labor expenditures are limited to 60% of the total production costs, net of government assistance.  The credit is calculated on the basis of each individual production and is available only to a qualified corporation having a permanent establishment in Ontario and carrying on an eligible film or television production business through a permanent establishment in Canada.  In order to access the basic credit, persons domiciled in Ontario must also control the corporation.  In addition, in order to access the basic credit, the producer of the eligible production must be an Ontario resident for tax purposes. In fiscal 2006 and 2005, the Company was eligible for refundable income tax credits under the Ontario program amounting to $nil and $309,000, respectively.

Production Services Tax Credit (“PSTC”)    The PSTC is a mechanism designed to encourage the employment of Canadians, by a taxable Canadian or a foreign-owned corporation with a permanent establishment in Canada, the activities of which are primarily film or video production or production services. The PSTC is a tax credit equal to 16% of salary and wages paid to Canadian residents or taxable Canadian corporations. This refundable tax credit has no cap on the amount which can be claimed and is available to taxable Canadian corporations or foreign-owned corporations with permanent establishments in Canada.

Canadian Television Fund (“CTF”)   The Canadian Television Fund was created in 1996 to support the production and broadcast of high quality, distinctively Canadian television programs. The CTF is a public-private partnership, financed by contributions from the Government of Canada, the Canadian cable and direct to home satellite industries and Telefilm Canada.

Other Incentives   The Company has also utilized production financing from other government sources including British Columbia Film, The Independent Production Fund and CanWest Independent Producers Fund.  There are government incentives in the other provinces, available for our use that the Company may access in the future.

Copyright Ownership

One of the Company’s strategies is to maintain ownership (or co-ownership, in the case of treaty co-productions) of the copyright to all of our films and programming in order to exert greater control over the exploitation of those films and to build significant future asset value.  While a substantial portion of our projects’ ultimate revenues are generated in their initial distribution cycle, commercially successful motion pictures may continue to generate revenues after the project's initial distribution cycle from the re-licensing of distribution rights in certain media and from the licensing of distribution rights to new media and technologies. As the owner or co-owner of the copyright for the projects we produce, we are able to exploit those films in any medium in perpetuity.  In addition, we may profit from revenue streams that can be derived from the exploitation of ancillary and derivative rights from these motion pictures, including sequels, remakes, television series, Internet-based content, merchandising, interactive games, book and music publishing and soundtracks and as-yet undeveloped media.

Intellectual Property

The Company has the trademarks "Peace Arch Entertainment” registered in Canada, the United States and the European Union.  As well, the name “Peace Arch Entertainment Group Inc.” and the relevant logo design are registered in Canada and the United States.

C.

ORGANIZATIONAL STRUCTURE

The following is a list of our principal subsidiaries as at August 31, 2006, the jurisdiction of incorporation of each subsidiary and the percentage of voting securities beneficially owned by us or over which we exercise control or direction:

Subsidiary	Jurisdiction	Percentage of Voting Securities Held/Controlled

Peace Arch Films Ltd.	England and Wales, U.K.	100%
Peace Arch Motion Pictures Inc.	Ontario, Canada	100%
Peace Arch Home Entertainment Inc. (formerly kaBOOM! Entertainment Inc.)	Ontario, Canada	100%
Peace Arch Project Development Corp.	Vancouver, British Columbia	100%
GFT Shepherd Films Inc.	Ontario, Canada	100%
GFT Our Fathers Films Inc.	Ontario, Canada	100%
PA Delirious Films Inc.	Los Angeles, California	100%
Makeover Wish Productions	British Columbia, Canada	100%
SUN/GFT Flies Films Inc.	Saskatchewan, Canada	50% (1)
Redwood/GFT Keeper Films Inc.	British Columbia, Canada	49%(2)
The Eyes Project Development Corp.	British Columbia, Canada	49%(3)

(1)

The Company owns 50% of the Common Shares of SUN/GFT Flies Films Inc., and exercises voting control over the remaining 50% of the Common Shares.

(2)

The Company owns 49% of the Commons Shares of Redwood/GFT Keeper Films Inc., and exercises voting control over the remaining 51% of the Common Shares.

(3)

The Company owns 49% of the Common Shares and 99% of the Preferred Shares of The Eyes Project Development Corp., and exercises voting control over the remaining 51% of the Common Shares.

D.

PROPERTY, PLANTS AND EQUIPMENT

The Company has two offices in Toronto and Vancouver (Canada), Los Angeles (U.S.) and London (England). Our corporate head office is located at 124 Merton Street, Toronto, Ontario, M4S 2Z2

As of August 31, 2006, we leased the following properties:

Address	Amount of Space Square Feet	Use of Property
1867 Yonge Street, Toronto, Ontario	12,768	Office space
88 Wingold Avenue, Toronto, Ontario M6B 1P5	7,000	Office space

1710 Columbia Street, 2nd Floor, Vancouver, British Columbia V5Y 3C6	20,241	Office space
5-11 Mortimer Street, 3rd Floor, London, UK W1T 3JB	1,030	Office space
4640 Admiralty Way, Marina Del Rey, California	4,192	Office space
228 Main Street, Ste. 14, Venice, CA 90291	2,000	Office space

In addition, we occupy one-third of a production property through an operating lease arrangement, comprised of approximately 55,000 sq. ft., located at 150 West 1st Ave, Vancouver, B.C, for the purpose of storage.

There are no environmental issues related to the above mentioned properties.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company is committed to expanding the way it delivers content to viewers by building its distribution business and focusing on the strength of its brands. Ownership of distribution rights in film and television programming provides a source of both current and future cashflows. Through growth and exploitation of a library of film and television distribution rights, the Company will realize the benefit of future revenue streams providing a source of long term cash flow and value to the Company.

The Company has begun to formalize key international distribution relationships which can reliably support the financing and exploitation of its products. While maintaining a conservative production financing strategy based on single-production, non-recourse bank loans supported in large part by presales of distribution rights and tax credits, the Company is also working to enhance its ability to support financing of projects through exclusive funding agreements with third party interim and equity financiers. The Company will focus on building and maintaining liquidity and capital resources to fund strategic acquisitions to support its growth.

During the year ended August 31, 2006, the following significant transactions occurred:

•

On January 23, 2006, the Company acquired 100% of the issued and outstanding shares of kaBOOM! Entertainment Inc. (kaBOOM!), a home entertainment studio in Canada that distributes videocassettes, DVDs and ancillary merchandise to retailers and mass merchandisers in Canada. The cost of the purchase was $7,983,000 consisting of 1,033,058 common shares of the Company valued at $500,000, 50,000 options of the Company valued at $17,000, cash consideration of $3,000,000 paid at the time of closing, future cash consideration of $4,202,000 and direct costs of acquisition of $264,000.

•

On June 7, 2006, the Company completed a private placement of 7.5 million common shares for gross proceeds of $9,075,000. The proceeds were used to repay a term loan of $3,447,000, to settle letters of credit amounting to $4,202,000 in connection with the kaBOOM acquisition and to provide working capital.

Subsequent to the year ended August 31, 2006 the following significant transactions occurred:

•

On November 1, 2006, the Company entered into a binding letter agreement with CSC Global Technologies Inc. (“CSC”). Pursuant to the agreement, a new company will be created, whereby 51% of the common shares will be owned by the Company and 49% owned by CSC.  The agreement will require the Company to provide financing toward the start up of the business venture.  The amount of this obligation has not yet been determined.

•

On December 21, 2006, the Company acquired 100% of the issued and outstanding shares of Castle Hill Productions Inc. and Dream LLC, which holds the rights to a library of films for a purchase price of US$9,000,000. The purchase consideration is US$8,000,000 cash and US$1,000,000 in issuance of Company shares.   The total amount of common shares issued was 1,120,419 and the fair value per common share was US$0.89, determined by calculating the 10 day weighted average prior to closing.

•

On December 21, 2006, the Company negotiated a settlement of an outstanding legal dispute with Viacom Inc., MTV Networks, and VH1 Music First et al. Viacom agreed to pay US$1.0 million as settlement to the Company’s claim for damages in the original amount of US$2.7 million and consequential damages arising from the failure to honor a contract for the co-financing of the television series “Big Sound”. In addition, the Company entered into a distribution agreement with Viacom for the sale of certain U.S. broadcast rights for the television series “Big Sound”.

The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report.

ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS

Impact of new accounting pronouncements

In September 2006, the CICA released new Handbook Section 1506, “Accounting Changes” (Section 1506), effective for annual and interim periods beginning on or after January 1, 2007. This section replaces the former section 1506 which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.  The Company has determined that Section 1506 will not have any impact to the consolidated results of operations or financial position.

In September 2006, the Emerging Issues Committee issued EIC-163 “Determining the Variability to be Considered in Applying AcG-15”, effective for the first interim or annual reporting period beginning on or after January 1, 2007. EIC-163 defines that the variability to be considered in applying AcG-15 is to be based on analysis of the design of the entity and prescribes the steps to be undertaken in such an analysis.  The Company has not yet determined the impact of adopting EIC-163 on its consolidated results of operations or financial position.

Critical accounting estimates

The Company’s significant accounting policies are described in note 2 to the consolidated financial statements. The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect its reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingencies. The Company basis its estimates on historical experience and on third party information that it believes is reasonable in the circumstances.  Actual results may differ from these estimates.

The Company’s most significant use of estimates and assumptions in preparing the consolidated financial statements relate to future revenue projections used for the purposes of amortizing investment in film and television programming, provision for doubtful accounts to reflect credit exposures, recoverability of tax credits returns and rebates, valuation allowances and impairment assessments for various assets including investment in film and television programming and productions in progress.

Variable Interest Entities   Effective December 1, 2004, the Company adopted Accounting Guideline 15 (“AcG-15”) - Consolidation of Variable Interest Entities issued by the Canadian Institute of Chartered Accountants 9 “CICA”). AcG-15 provides criteria for the identification of VIEs and further criteria for determining what entity, if any, should consolidate them. AcG 15 defines a VIE as an entity that either does not have sufficient equity at risk to finance its activities without subordinated financial support or wherein the equity investors lack the characteristic of a controlling financial interest. VIEs are subject to consolidation by a company if that company is deemed the primary beneficiary of the VIE. The primary beneficiary is the party that is either exposed to a majority of the expected losses from the VIE’s activities or is entitled to receive a majority of the VIEs residual returns or both.

The Company acquires from independent production entities various distribution rights to film properties either outright or by providing a non-refundable minimum guarantee against future revenues to be generated from its distribution activities. The Company has determined that these independent production entities are VIEs since they lack sufficient equity financing to support their business activities. The Company’s interest in a particular film, as represented by its non refundable minimum guarantees, is variable due to its participation in future distribution revenues of the production entity and can be significant. The Company’s maximum exposure to loss for any particular film is represented by its non-refundable minimum guarantee and is reflected in the financial statements as investment in film and television programming.  In evaluating its arrangements with the independent production entities for the acquisition of its distribution rights and all other arrangements with variable interest entities which have been identified, the Company has determined that it is exposed to greater than 50% of the expected losses or a majority of the expected returns in arrangements with two independent productions and therefore is considered the primary beneficiary of these entities. As a result, the Company has consolidated the assets, liabilities and operating results of PA Heartstopper Films Inc. and PA Warterra Films Inc. The Company has determined that its rights to the remaining acquired film properties do not expose the Company to the majority of the expected losses or a majority of the expected returns of the VIEs. The aggregate of the Company’s maximum exposure to loss as represented by the aggregate of the non-refundable minimum guarantees to the production entities is $12,118,000.

Film Investments  The Company records amortization of investment in film and television programming based upon the ratio that current revenues bear to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year.  Investment in film and television programming is recorded at the lower of remaining unamortized film costs and fair value and productions in progress are recorded at the lower of cost and estimated fair value.

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

Goodwill and Intangible Assets Goodwill and intangible assets are tested for impairment at least annually.  The impairment test follows a two-step approach.  The first step determines if the goodwill is potentially impaired, and the second step measures the amount of the impairment loss, if necessary.  Under the first step, goodwill is considered potentially impaired if the value of the reporting unit is less than the reporting unit’s carrying amount, including goodwill.  Under the second step, the impairment loss is then measured as the excess of recorded goodwill over the fair value of the goodwill, as calculated.  The fair value of goodwill is calculated by allocating the fair value of the reporting unit to all the assets and liabilities of the reporting unit as if the reporting unit was purchased in a business combination and the purchase price was the fair value of the reporting unit.

The fair value of the Company’s intangible assets is exposed to future adverse changes if the Company experiences declines in operating results, or if future performance is below historical trends.

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

The recognition of future tax assets depends on management’s assumption that future earnings will be sufficient to realize the future benefit.  No assurance can be given that future earnings will be sufficient to realize the future benefit.

Comparison of Canadian and US GAAP  Note 32 to the Consolidated Financial Statements sets forth differences between Canadian GAAP and U.S. GAAP. In addition to the U.S. GAAP issues taken into account in the preparation of Note 32, there have been accounting standards issued by the Financial Accounting Standards Board (the “FASB”) or other bodies in the U.S. that may become applicable to our reported results, but have not yet been adopted because such standards are not effective for the periods presented.

A.

OPERATING RESULTS

Key Performance Indicators

The Company measures the success of its strategies using a number of key performance indicators. These have been outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

Use of Non-GAAP Financial Measures

In addition to the results reported in accordance with Canadian GAAP, the Company uses various non-GAAP financial measures, which are not recognized under Canadian or U.S. GAAP as supplemental indicators of our operating performance and financial position.  These non-GAAP financial measures are provided to enhance the user’s understanding of our historical and current financial performance and our prospects for the future.  Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between years.

While many in the financial community consider these non-GAAP financial measures to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, net earnings (loss) for the year, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the consolidated financial statements in Item 18.  In addition, these and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies.  Earnings from operations before the undernoted have been reconciled to their related Canadian GAAP measure on page 25.

Revenue  Revenue is a measurement defined by Canadian and U.S. GAAP.  Revenue is the inflow of cash, receivables or other consideration arising from the sale of product and services and is net of items such as trade or volume discounts and certain excise and sales taxes. Peace Arch’s revenue streams for the years ended August 31, 2006 and 2005 were derived primarily from its three business segments: Motion Picture 44% and 86%, Television 11% and 14% and Home Entertainment 45% and 0%, respectively.

Amortization of investment in film and television programming, other production and home entertainment direct costs   Amortization of investment in film and television programming, production and home entertainment direct costs represents the amortization of the capitalized costs associated with internally produced and acquired film and television programming, from which distribution and licensing revenues are derived.  Other production costs include amounts due to third party participants with interests in the performance of the production.  Home entertainment direct costs consists primarily of duplication, distribution and marketing expenses of video and DVD as well as royalty expenses.

Selling, general and administrative expenses   Selling, general and administrative expenses include period costs that are not directly attributable to the film and television program or home entertainment product. These include such costs as employee remuneration, professional fees, regulatory license fees, occupancy costs and overhead costs.  Stock based compensation and warrant costs include the expenses associated with stock options granted to employees during the year, as well as the costs related to warrant issues.  The Company categorizes these expenses as salary, general and administrative expenses.

Earnings (loss) from operations before the undernoted   Loss from operations before the undernoted is defined as revenue less expenses.

The following table presents summary financial information for Peace Arch’s operating business segments and a reconciliation of earnings (loss) from operations before the undernoted to net earnings (loss) for the year for each of the listed years ended August 31:

(thousands of Canadian dollars except percentages and per share amounts)							% Increase (decrease)
	2006 $	%	2005 $	%	2004 $	%	2006 over 2005	2005 over 2004
Revenues Motion Picture Television Home Entertainment	9,399 2,265 9,594	44.2 10.7 45.1	9,200 1,547 -	85.6 14.4 -	18,327 2,909 -	86.3 13.7 -	2.2 46.4 -	(49.8) (46.8) -
	21,258	100.0	10,747	100.0	21,236	100.0	97.8	(49.4)

Expenses Motion Picture Television Home Entertainment Corporate	10,604 1,617 8,718 3,463	112.8 71.4 90.9 -	10,078 948 - 1,572	109.5 61.3 - -	19,980 1,647 - 534	109.0 56.6 - -	5.2 70.6 - 120.3	(49.7) (42.4) - 194.4
	24,402	114.8	12,598	117.2	22,161	104.4	93.7	(43.2)

Earnings (loss) from operations before the undernoted Motion Picture Television Home Entertainment Corporate	(1,205) 648 876 (3,463)	(12.8) 28.6 9.1 -	(878) 599 - (1,572)	(9.5) 38.7 - -	(1,653) 1,262 - (534)	(9.0) 43.4 - -	37.2 8.2 - 120.3	(46.9) (52.5) - 194.4
	(3,144)	(14.8)	(1,851)	(17.2)	(925)	(4.4)	69.9	100.1

Interest income

Interest expense

Provision for obligation to issue shares

Gain on sale of asset

Foreign exchange gain (loss)

Gain (loss) on settlement of obligations

Recovery of selling, general, and administration expenses

Non-controlling interest

	1,126 (2,872) - 44 659 (41) - -		818 (953) - 98 679 2,560 145 (47)		39 (220) (207) - (575) - 427 -

Earnings (loss) before income taxes	(4,228)		1,449		(1,461)

Income tax recovery	108		-		977

Net earnings (loss) for the year	(4,120)		1,449		(484)

Home Entertainment represents seven months from January 23, 2006.

Earnings (loss) from operations before the undernoted as defined in “Key performance indicators”.

Motion Picture, Television and Home Entertainment Expense % and Earnings (loss) from operations before the undernoted %  are calculated based on segment specific Revenues.

FISCAL 2006 COMPARED TO FISCAL 2005

Revenues for fiscal 2006 were $21.3 million, up 98% from $10.7 million last year. Motion Picture and Television experienced increases of 2% and 46%, respectively. Home Entertainment revenues in 2006 represent seven months of revenues from the purchase, in the second quarter, of kaBOOM! Entertainment Inc.

Operating expenses, defined as amortization of investment in film and television programming and other production costs, home entertainment direct costs, selling, general and administration and other amortization, of $24.4 million were up 94% from $12.6 million in the prior year. The increase is consistent with the revenue growth, and includes seven months of Home Entertainment costs from the purchase of kaBOOM! Entertainment Inc.

Earnings (loss) from operations before the undernoted was $(3.1) million compared to $(1.9) million last year.  Earnings (loss) from operations excludes interest and other gains or losses not attributable to operations.  The Television segment reported earnings of $648,000, an increase of 8.2% from prior year.  The Home Entertainment segment achieved earnings of $876,000 for the seven months reported, and the Motion Picture segment incurred a loss of $(1.2) million, after incurring a loss of $(878,000) the prior year.

Motion Picture

Motion Picture revenues for the year were $9.4 million, up 2.2% from prior year.  The Company’s current strategy to expand its distribution channel with a variety of new programming is consistent with the Company’s focus on distribution.

Operating expenses for the year were $10.6 million, up 5.2% from last year, primarily driven by enhanced marketing and sales activities.

Segment loss was $(1.2) million for the year, 37.2% higher than the loss of $(878,000) reported in the prior year due to increased sales infrastructure and marketing cost related to the increased number of feature films delivered.  The Company increased the sales infrastructure to accommodate the growing number of titles to be acquired or delivered.

Television

Television revenues for the year were $2.3 million, up 46.4% over last year. This increase is due to higher sales from the television library and the recognition of a television movie entitled “The Stranger Game” in fiscal 2006 compared to fiscal 2005.

Operating expenses for the year were $1.6 million, an increase of 70.6% from prior year, consistent with the increase in revenues.

Segment earnings were $648,000 for the year, 8.2% higher than last year.  The Company plans to expand the television division by acquiring and producing more projects.  The Company is currently in production of a 10 hour dramatic mini-series focusing on the tumultuous years of King Henry VIII’s nearly 40 year reign of England.

Home Entertainment

Home Entertainment revenues of $9.6 million in fiscal 2006 represent seven months of revenues recognized from the acquisition kaBOOM! Entertainment Inc. in the second quarter of 2006.

Operating expenses for the year were $8.7 million, representing seven months of DVD duplication, other direct costs and overhead costs associated with home entertainment revenues.

Segment earnings were $876,000 for the year.  The Company acquired kaBOOM in January 2006 as part of the Company’s strategy to diversify operations by selling directly to video and DVD retailers.

Corporate

The Corporate results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating divisions.  Corporate overhead in fiscal 2006 was $3.5 million, up from $1.5 million in 2005.  The increase is a result of additional support required for organic growth and the acquisition of kaBOOM!.  Stock-based compensation and warrant costs increased to $1.4 million in fiscal 2006 from $257,000 last year.  This increase reflects the Company’s higher expense for the costs related to warrant issues and stock options granted to employees during the year.

Interest Income

Interest income increased to $1.1 million for the year, compared to $818,000 in the prior year.  The largest component is interest revenue earned on a restricted term deposit (the “Restricted Term Deposit”) of $991,000 compared to $811,000 in the prior year.  The Restricted Term Deposit is restricted for use as security for a revenue guarantee obligation, and cannot be used for any other purpose.  This interest revenue was offset by interest expense of the same amount recorded in respect of the Film Financing Obligation.

Interest Expense

Interest expense for the year was $2.9 million up from $953,000 last year due to the increase in production loans from $16 million to $29.8 million and interest on the bank credit facility and interest expense on the Film Financing Obligation discussed above.

In fiscal 2006, $1.1 million of interest on indebtedness relating to production of film and television programming was capitalized. In fiscal 2005, $0.7 million of interest on indebtedness relating to production of film and television programming was capitalized. Interest component may vary each year depending on the dollar value of production during the year and the timing of production commencement and delivery during the year.

Income Tax Recovery

Intangible assets and goodwill that arose in the kaBOOM! acquisition resulted in a future income tax liability represented by the tax effect of the temporary timing differences between the tax and accounting treatment related to the amortization of intangible assets and goodwill.  Amortization of the intangible assets during the year resulted in a partial reversal of the temporary timing differences and an income tax recovery of $108,000.

FISCAL 2005 COMPARED TO FISCAL 2004

Revenues for fiscal 2005 were $10.7 million, down 49.5% from the prior year.  Both Motion Picture and Television revenues decreased reflecting the lower number of projects produced as well as lower sales from the television library.

Operating expenses defined as amortization of investment in film and television programming and other production costs, home entertainment direct costs, selling, general and administration and other amortization, of $12.6 million were down 43.2% from $22.1 million in the prior year. The decrease in expenses is consistent with the decrease in revenues year over year.

Earnings (loss) from operations before the undernoted was $(1.9) million compared to $(925,000) in 2004.  Earnings (loss) from operations excludes interest and other gains or losses not attributable to operations. The Television segment reported earnings of $599,000, a decrease of 52.5% from prior year.  Motion Picture segment incurred a loss of $(878,000) after incurring a loss of $(1.7) million the prior year.

Motion Picture

Motion Picture revenues for the year were $9.2 million, down 49.7% from prior year.  The decrease in revenues reflects the lower number of projects produced by Peace Arch and is consistent with the Company’s strategy to prioritize the distribution arm of the business. This resulted in lower presale revenues at the time a project is completed and delivered.

Operating expenses for the year were $10.0 million, down 49.7% from last year, consistent with the decrease in revenues of 50%.

Segment loss from operations before the undernoted was $(878,000) for the year, 46.9% lower than the loss of $(1.7) million reported in the prior year.

Television

Television revenues for the year were $1.5 million, down 48.3% from 2004. The decrease is due to lower sales from the television library in fiscal 2005 compared to fiscal 2004.

Operating expenses for the year were $948,000, a decrease of 42.4% from prior year, consistent with the decrease in revenues of 46.8%.

Segment earnings (loss) from operations before the undernoted were $599,000 for the year, 52.5% lower than 2004.

Corporate

Corporate overhead in fiscal 2005 was $1.6 million, up from $534,000 in 2004.  The increase was driven by the inclusion of a full year of operations of the Los Angeles office for fiscal 2005, and lower recovery of selling, general and administrative costs.  Included in 2005 was $257,000 of costs associated with the stock options granted to employees, none were granted in 2004.

Interest Income

Interest income of $818,000 for the year compared to $39,000 in the prior year.   Increase in interest income is due to interest revenue earned on the Restricted Term Deposit.

Interest Expense

Interest expense for the year was $953,000 up from $220,000 in 2004 due to an interest expense recorded on the Film Financing Obligation.  The interest expense was offset by interest revenue of the same amount recorded with respect to the Restricted Term Deposit.

Income Tax Recovery

At August 31, 2005, the Company had accumulated losses for tax purposes of $6.5 million which are available for carry forward to future years.  The benefits of the tax loss carry-forwards have not been reflected in the financial statements.

During the year ended August 31, 2004, the Company recorded a reversal of future income taxes valuation of $989,500. These future income taxes arose from the forgiveness of production loans in the amount of $2.7 million from a related party.  The loan forgiveness has been recorded as contributed surplus net of the income tax impact of $989,500.

B.

LIQUIDITY AND CAPITAL RESOURCES

The nature of the business is such that significant expenditures are required to produce, acquire and promote television programs and motion pictures in advance of revenue generation from these programs and motion pictures, which is earned over an extended period of time after their completion or acquisition. The Company has historically financed its capital requirements through various bank and other financial institution loans, vendor financing arrangements, loans from related parties as well as through the issuance of shares and warrants.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The Company has undergone substantial growth in corporate, sales infrastructure and through acquisitions and requires additional financing until it can generate positive cash flows from operations. While the Company continues to maintain its day-to-day activities and produce and distribute films and television programming, its working capital situation is severely constrained. Furthermore, the Company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

During the year, the Company completed a private placement with net proceeds of $8.4 million, secured new sources of financing for the cost of acquisitions and productions carrying lower rates of interest and received funds from the exercise of Preferred Share warrants.  The Company is currently working on various financing initiatives; however, there is no assurance that the Company will be successful in its financing efforts and in achieving sufficient cash flows from operations. If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations. The application of the going concern basis is dependent upon the Company obtaining additional financing in the short term and achieving sufficient cash flows from operations to fund continuing operations and meet its obligations as they come due.

The Company’s success is predicated on its ability to finance growth.  Adequate financing provides the flexibility to make appropriate investments in the future. The Company monitors cash flow with the long-term goal of maintaining credit worthiness.  The Company attempts to ensure that new film and television programming are fully financed from distribution minimum guarantees, presales of certain rights, tax credits and bank financing, the security for which is limited to the future cash flows from the film project and in some cases provides a guarantee to the providers of the loan. The Company borrows funds from banks and other financial institutions to finance the costs of production which are generally incurred in advance of contracted receipts and revenues from these programs. The Company typically finances the capitalized costs of its proprietary film and television programming through presales from customers, borrowings from bank facilities, government tax incentives, contributions from co-producers and working capital deployed as interim financing to contracted receipts.  The Company also funds capital requirements through the issuance of shares, warrants and debt. As the business grows, the Company’s financing requirements are expected to grow and the Company expects the continued use of cash in operating activities and, therefore, is dependant on continued access to external sources of financing.

As at August 31, 2006, the Company had cash or cash equivalents available of $1.2 million compared to $1.4 million in 2005 and had drawn $1.8 million on its $2.5 million bank credit facility.

Cash Flows from Operating Activities

During the year, $17.9 million was used by operating activities, compared to $5.8 million used by operating activities in fiscal 2005 and $3.2 million generated from operations in 2004.  The increase of cash flows used from operations for the year ended August 31, 2006 was due primarily to the increase in investment in film and television programming.

The use of cash flows from operating activities of $5.8 million in fiscal 2005 compared to the increase in cashflows of $3.2 million in 2004 is attributable to a use of working capital in 2005.

Cash Flows from Investing Activities

During the year, cash flow used from investing activities was $7.4 million, compared with $51,000 used in 2005 and $71,000 used in 2004. The increase in 2006 was due to the acquisition of 100% of the issued and outstanding shares of kaBOOM! Entertainment Inc., the net cash requirement of the transaction was $7.2 million.

Cash Flows from Financing Activities

In fiscal 2006, cash flows from financing activities was $25.1 million compared to $5.8 million in fiscal 2005 and cash used for financing activities of $2.6 million in fiscal 2004. The Company issued $31.9 million and repaid $18.3 million of production loans in 2006. These production loans represent various loan financing arrangements for the purpose of commencing the production of a film project or the acquisition of film distribution rights. During 2006, the Company generated cash flows of $8.6 million from financing activities through the issuance of common shares. On June 7, 2006, the Company completed a private placement of 7.5 million common shares for net proceeds of $8.4 million.  The proceeds were used to repay the term loan of $3.5 million, and to settle letters of credit provided by a financial institution and certain of the preferred shareholders of $4.2 million in connection with the kaBOOM! acquisition and to provide working capital. The increase in production loans and proceeds from the private placement account for the majority of the increase in cash flow from financing activities in 2006.

In 2005, cash from financing activities was provided from the proceeds of the issuance of Series I Preference Shares and warrants of $2.3 million, and net additions of production loans of $3.4 million. Cash used in financing activities in fiscal 2004 of $2.6 million was primarily due to the net repayment of production loans.

Capital Resources

Bank Credit Facility  The Company has a bank credit facility with a Canadian bank with a maximum credit availability of $2.5 million. The credit facility bears interest at the prime rate of interest plus 1.25% and is due on demand. The bank credit facility is secured by a general assignment of a subsidiary’s assets and a guarantee from the Company.  At year end, there was $689,000 available under the facility.

Production Loans  The Company enters into various loan financing arrangements for the purpose of commencing a production of a film project or the acquisition of film distribution rights. Such loans are usually specific to each film but may be secured by the receivables of several films. The Company expects $26.9 million of the loans to be repaid in 2007, and $2.8 million to be repaid in 2008. The Company has production loans outstanding at August 31, 2006 of $29.8 million compared to $16.0 million in 2005.  Of the loans outstanding, $16.9 million is denominated in United States dollars. See note 8 to financial statements for terms and interest rates.

Commitments   The Company has entered into various contracts which result in future cash flow commitments related to production loans, operating leases, obligations to issue shares and revenue guarantee obligations.   See Item 5.E. and 5.F. for further details of commitments.

Capital Transactions   During the year, the following capital transactions occurred in addition to those noted above:

i)

On December 30, 2005, 1,435,897 Series II Preference Share warrants were exercised at a price of US$0.50 per share for total proceeds of US$717,948.

ii)

On March 30, 2006, Comerica Bank of California agreed to convert its US$1,075,000 loan for 215,000 shares of the Company’s common shares.

iii)

On April 24, 2006, 500,000 Series II Preference Share warrants were exercised at a price of US$0.50 per share for total proceeds of US$250,000.

iv)

In connection with the kaBOOM! acquisition on January 23, 2006 certain preferred shareholders provided letters of credit in return for a fee that was eligible to be settled in cash or common shares. The fee was classified as equity as it was most likely to be settled by a fixed number of shares and valued at $108,000. On April 24, 2006, the Company issued 245,291 common shares to settle the fees.

v)

On April 28, 2006, the Company issued 178,620 common shares for the settlement of $97,000 of dividends payable to certain preferred shareholders. The value of the shares issued to settle the liability was $123,000 and therefore the Company recorded a loss on settlement of the dividends of $26,000.

vi)

On May 25, 2006, 726,032 Series II Preference Share warrants were exercised at a price of US$0.50 per share for proceeds of US$363,016.

vii)

On June 7, 2006, the Company granted, as partial compensation to retain an investment banker as its financial advisor in connection with the private placement described in note 18(a)(vi) of the financial statements, a warrant to purchase up to 269,000 common shares at an exercise price of $1.21 per share, exercisable to June 7, 2010 as described in note 20 of the financial statements. The fair value of $272,000, which was allocated against the net proceeds of the private placement, was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 3 years, a risk free rate of interest of 4.16% and an expected volatility of 102.6%.

viii)

During the year ended August 31, 2006, the Company issued 441,333 common shares for gross proceeds of   $255,000 in connection with employee stock options that had been exercised.  A balance of $118,000   representing a portion of the value associated with stock options was transferred from contributed surplus.

ix)

During the year, the Company recorded dividends of $308,000 compared to $22,000 in 2005 in respect of the Series I Preference Shares and the Series II Preference Shares.

x)

On February 7, 2006, the Company issued 1.5 million common share warrants to a firm of marketing and publicity consultants.  One million warrants vested immediately and 500,000 warrants vest at the end of the arrangement 12 months after the grant date, as a result, the Company recorded an expense of $469,000. Each warrant is convertible into one common share of the Company at an exercise price of US$0.54, exercisable to February 7, 2009. The fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 2-3 years, a risk free rate of interest of 4.0% and an expected volatility of between 94.38% and 102.6%.

xi)

During fiscal 2001, the Company granted, as partial compensation to retain an investment banker as its financial advisor, a warrant to purchase up to 100,000 Class B Shares at an exercise price of US$2.72 per share, exercisable to April 16, 2006. As the warrants were granted at an exercise price equal to the market value of Company’s shares on the date of grant, no compensation expense was recorded.  During the year, the warrants were not exercised and have since expired.

xii)

Each Series I and Series II Preference Share is convertible into one common share of the Company at any time. Each outstanding Series I and II Preference Shares pays a 10% cumulative dividend on a quarterly basis.

xiii)

On July 29, 2005, in connection with a private placement, the Company issued 4,347,825 Series II Preference Share warrants. Each Preference Share warrant is convertible into one Series II Preference Share of the Company at a price of US$0.50 at any time up to July 29, 2009.  The allocation of the proceeds from the issuance of the Units to the warrants was $693,000.

C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D.

TREND INFORMATION

In the United States marketplace the revenue streams supporting feature film exploitation have markedly increased in the past few years.  We believe there are three primary factors that contribute to this increase.  First, there is an absolute increase in DVDs being purchased and the attendant number of distributors engaged in this business has likewise increased.  Secondly, there is an increasing strengthening of the cable and pay marketplace in respect of proliferation of outlets which have become viable over this period.  This has led to increased demand for motion picture licensing rights among these cable companies.  Given the proliferation of supply, there has been marginal decline in license rates, but the number of licensing opportunities has increased which is expected to offset the decrease in licensing margins.  Thirdly, the recent emergence of the highly competitive High Definition Television (“HDTV”) business.  All U.S. delivery systems are at this time scrambling to purchase the rights to broadcast motion picture entertainment in high definition (“HD”) format.  Consequently, a rapidly expanding demand and market has now emerged for the licensing of HD exhibition rights from distributors of independent films.  Independent distributors and rights owners will clearly experience sources of new revenue as a consequence.

The international marketplace has historically followed the patterns of distribution and technology manifest in the United States.  We expect this trend to continue.  Furthermore, the ‘lag rate’ internationally continues to diminish with the advance of time and technology.  At this time there is rapid acceleration and proliferation of new pay and cable operations in Europe and Asia.

Peace Arch licenses its feature films to third party distributors around the world in exchange for negotiated license fees and a share of each picture’s profits.  In the past, licenses to international video and television distributors generated sufficient revenues to profitably support the Company’s films without the need for a U.S. theatrical release.  But softening demand for “non-theatrical” films on television, changes in video/DVD sales patterns and a growing international acceptance of “non-Hollywood” films have brought significant changes to the worldwide market.  Management believes that, with few exceptions, U.S. theatrical distribution is a prerequisite to the success of most feature films.

The proliferation of cable and satellite television channels and expanding demand for television programs on DVD have created significant new niche markets for much of the Company’s past, present and future television programming.  The acquisition of kaBOOM! Entertainment Inc. in fiscal 2006 serves as a vehicle for the Company to exploit these new revenues.

HD exhibition has commenced in many of the major markets around the world.  However, due to projected take-up rates in Asia and Latin America being estimated at a much more protracted pace than in Europe and the United States, we feel that the overall support to values of exploitation rights over the next ten years will not be as strong internationally as in the United States.

E.

OFF-BALANCE SHEET ARRANGEMENTS

Variable Interest Entities   Effective December 1, 2004, the Company adopted Accounting Guideline 15 (“AcG-15”) - Consolidation of Variable Interest Entities issued by the Canadian Institute of Chartered Accountants 9 (“CICA”). AcG-15 provides criteria for the identification of VIEs and further criteria for determining what entity, if any, should consolidate them. AcG 15 defines a VIE as an entity that either does not have sufficient equity at risk to finance its activities without subordinated financial support or wherein the equity investors lack the characteristic of a controlling financial interest. VIEs are subject to consolidation by a company if that company is deemed the primary beneficiary of the VIE. The primary beneficiary is the party that is either exposed to a majority of the expected losses from the VIE’s activities or is entitled to receive a majority of the VIEs residual returns or both.

The Company acquires from independent production entities various distribution rights to film properties either outright or by providing a non-refundable minimum guarantee against future revenues to be generated from its distribution activities. The Company has determined that these independent production entities are VIEs since they lack sufficient equity financing to support their business activities. The Company’s interest in a particular film, as represented by its non refundable minimum guarantees, is variable due to its participation in future distribution revenues of the production entity and can be significant. The Company’s maximum exposure to loss for any particular film is represented by its non-refundable minimum guarantee and is reflected in the financial statements as investment in film and television programming.  In evaluating its arrangements with the independent production entities for the acquisition of its distribution rights and all other arrangements with variable interest entities which have been identified, the Company has determined that it is exposed to greater than 50% of the expected losses or a majority of the expected returns in arrangements with two independent productions and therefore is considered the primary beneficiary of these entities. As a result, the Company has consolidated the assets, liabilities and operating results of PA Heartstopper Films Inc. and PA Warterra Films Inc. The Company has determined that its rights to the remaining acquired film properties do not expose the Company to the majority of the expected losses or a majority of the expected returns of the VIEs. The aggregate of the Company’s maximum exposure to loss as represented by the aggregate of the non-refundable minimum guarantees to the production entities is $12,118,000.

Loan guarantees  Certain film productions delivered during prior years were pursuant to co-production agreements with an independent producer (the co-producer) in another country. The production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer’s exploitation of the production. In the event of default by the co-producer, the Company is liable for any unpaid balance of the co-producer’s share of the loan. At August 31, 2006 and 2005, the total amount of such unpaid loans was approximately $223,000 and $343,000, respectively. In the event of such a default, the Company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. No accrual has been made as the Company believes the likelihood of payment is remote.

Film distribution rights commitment  At August 31, 2006 and 2005, the Company had commitments of $2,229,000 and $3,134,000, respectively, with respect to the acquisition of film distribution rights to 10 films, which will be delivered to the Company during the year ended August 31, 2007. These payments are required to be made at the date of delivery of the respective films which is expected to be no later than August 31, 2007.

Guarantee of sales performance  At August 31, 2005, the Company provided a guarantee of the sales performance of its subsidiary Peace Arch Films Limited (PAF) of US$2,500,000 to assist with a third party producer’s financing for a production for which PAF has acquired worldwide distribution rights.  The Company has been advised that the related financing obligation was fully satisfied prior to August 31, 2006.

F.

TABULAR DISCLOSURE OF CONTRACUAL OBLIGATIONS

As of August 31, 2006, the Company has entered into various contracts which result in future cash flow commitments related to production loans, operating leases, obligations to issue shares and revenue guarantee obligations. The following table details the cash flow commitments over the next five years and thereafter related to these obligations.

	Payments Due by Period (in thousands of dollars)
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Bank Credit Facility	1,811	1,811	-	-	-
Production Loans	29,762	26,923	2,839	-	-
Lease Obligations	2,649	377	1,713	559	-
Film distribution rights commitment	2,229	2,229	-	-	-
Revenue Guarantee Obligation	21,272	-	21,272	-	-
Total Contractual Obligations	57,723	31,340	25,824	559	-

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS AND OFFICERS

As of August 31, 2006, the Board of Directors of Peace Arch consisted of seven directors.  The directors have served in their respective capacities since their election or appointment on the date stated in the table and will serve until the next Annual General Meeting or until a successor is elected or appointed, unless the office is vacated in accordance with our Articles.  The executive officers are appointed by the directors and serve until the earlier of their resignation or removal with or without cause by the directors.  As an Ontario corporation, we are required by Ontario corporate laws to include on our board of directors a majority of persons ordinarily resident in Canada.   All of our directors and executive officers are Canadians. With the exception of Juliet Jones who resides in British Columbia, all of our directors and executive officers reside in the Province of Ontario.  Each of the directors has held the principal occupations listed below for the preceding five years except where otherwise noted.

Name and Municipality of Residence	Office	Principal Occupation within the Five Preceding Years	No. of Shares Beneficially owned, directly or indirectly, or over which control or direction is exercised at the date of this Information Circular		Director Since
			Common Shares	Preferred Shares
Gary Howsam Toronto, Ontario (see (a) below)	Chief Executive Office, Director	CEO of Peace Arch Entertainment Group Inc. since December 20, 2002; previously president of Greenlight Film and Television Inc. from 1997- December 20, 2002.	6,833,333(5)	-	January 20, 2003
Richard K. Watson(2) (4) Toronto, Ontario (see (b) below)	Director, Secretary	Self Employed Lawyer	1,250,000	-	January 20, 2003
Juliet Jones (1) (2) (3) Vancouver, B.C. (see (c) below)	Director	Currently CFO of Webtech Wireless Inc. Previously CFO of Peace Arch Entertainment from January 2003-September 2003; President & CEO from December 2001-January 2003; CFO from 1996-March 2001.	17,391	-	February 22, 2001
Nelson Thall(1)(3) Toronto, Ontario (see (d) below)	Director	Media Scientist, Independent Contractor	-	-	January 20, 2003

Robert Essery (1) (2) Toronto, Ontario (see (e) below)	Director	President of the REO group of companies since 1992.	-	-	February 10, 2005
Mara Di Pasquale Toronto, Ontario (see (f) below)	Chief Financial Officer	Currently CFO of Peace Arch Entertainment Group Inc. and CFO and COO of Peace Arch Entertainment Inc. from 2003-2006. Former VP, Finance-Entertainment of Gullane Entertainment PLC and former CFO & COO of Catalyst Entertainment Inc. from 2000- 2003. Prior to 2003 she was Sr. VP. Finance for Lions Gate Film Inc. and predecessor companies..	-	-	February 11, 2004
Drew Craig (3) Toronto, Ontario (see (g) below)	Director, Chairman of the Board	Media and Telecommunications Investor, CEO of Craig Media (2000-2005)	198,660	3,695,652	July 29, 2005
John Flock Los Angeles, California (see (h) below)	President	President of Peace Arch Entertainment Group Inc and Peace Arch LA, Inc., an entertainment attorney. He spent the last decade developing, writing and producing nearly a dozen motion pictures. Most recently he was senior production and financing advisor to Cinefinance llc, one of the industry’s leading completion guarantors.	-	-	-

(1)

Member of Audit Committee

(2)

Member of Executive/Corporate Governance Committee

(3)

Member of the Compensation Committee

(4)

Member of the Greenlight Committee

(5)

Held by CPC Communications Inc., an Ontario company which is controlled by the family of Gary Howsam, a director and officer of the Company.

 (a)

Gary Howsam was appointed as a director on January 20, 2003 and our Chief Executive Officer effective December 20, 2002.  Mr. Howsam’s primary responsibilities is the operation of the Company, which includes   all strategic planning, operations management and budgeting, corporate finance, recruitment, training and   management of   all employees.  Mr. Howsam has more than 20 years of executive level experience in the   Canadian motion picture industry.  From 1997 to 2003 Mr. Howsam was President of Greenlight Film and   Television Inc.,   which develops, finances, produces and distributes feature films.

(b)

Richard Watson was appointed as a director on January 20, 2003.  Mr. Watson has practiced corporate commercial law in Toronto for over 25 years.  During that time, he has been legal counsel for a wide variety of Canadian public and private companies.  Mr. Watson has over 20 years of business and advisory experience in the Canadian film industry, working with writers, directors and production companies and has had significant involvement with the financing of Canadian feature films.

(c)

Juliet Jones has been on the Board of Directors since February 22, 2001 and is a member of our Audit, Corporate Governance and Compensation Committee.  Ms. Jones is currently the Chief Financial Officer of   Webtech Wireless Inc., a TSX Venture listed company.  Previously Ms. Jones served in various roles for Peace   Arch Entertainment Group Inc. including Chief Financial Officer from 1996 to March 2001 and again from   January 2003 to September 2003.  Ms. Jones previously served as a member of the Board of the Vancouver   Chapter of Certified General Accountants and served as the chair of the professional development committee.

(d)

Nelson S. Thall was appointed as a Director on January 20, 2003 and has an extensive communications consulting career, including serving as a director of McLuhan Institute, Stan Lee Media Inc. and a former   board member of Torstar Corp. and Imark Corp.  Mr. Thall also has served in the North American   entertainment industry as an independent producer, a manager of talent and an advisor to such companies as   Stan Lee Media Inc.  Mr. Thall is a well-known media critic and social commentator in North America.  He   studied media science under Marshall McLuhan at the Center of Culture and Technology in Toronto.

(e)

Robert Essery was appointed as a Director on February 10, 2005 and is currently President of the REO group of companies in which capacity he has served since 1992.

(f)

Mara Di Pasquale was appointed as our Chief Financial Officer on September 29, 2003 and as a director on   February 11, 2004.  She was also the Chief Operating Officer from September 29, 2003 until August 31, 2006.    She has an extensive career, including acting as Vice President of Finance – Entertainment for Gullane   Entertainment PLC, Chief Financial Officer and Chief Operating Officer for Catalyst Entertainment Inc. as   well as Senior Vice President of Finance for Lions Gate Films Inc.  Ms. Di Pasquale is a Chartered Accountant   and studied at McGill University in Montreal where she received her Graduate Diploma in Public Accountancy   and at Carleton University in Ottawa where she received an Honours Bachelor of Commerce degree.

(g)

Drew Craig was appointed as a director and Chairman of the Board on July 29, 2005 and is a member of the Compensation Committee.  Mr. Craig has been involved in the media and telecommunications industry for   over 25 years.   He started his career at Craig Media a family broadcast company founded by his grandfather.   Initially working in the area of television programming and production Mr. Craig assumed various   management roles eventually becoming President and CEO of Craig Media until it was sold in December   2004. Under his leadership the company grew dramatically from a single small television station to a group of   stations that had a 60% reach of Canada. With the launch of four major market independent television channels   Craig Media became the countries largest privately held television company. Mr. Craig also launched three   national specialty cable channels MTV, MTV2 and TV Land under a joint venture arrangement with Viacom.   Currently Mr. Craig is principal of Craig Wireless Systems a company operating and deploying wireless   broadband networks in Canada, the USA and Europe using WiMax technology.

(h)

John Flock is currently our President and the President of Peace Arch LA, Inc., based in Los Angeles, California.  Mr. Flock has served in as President of Peace Arch LA, Inc since September 2004 and President of Peace Arch Entertainment Group Inc. since February 2, 2005.  He is responsible for focusing on the development and production of feature films as well as the licensing and distribution of the Company’s films in the United States. Mr. Flock received a degree from Columbia University and a law degree from NYU School of Law. He began his career in the film industry as an attorney specializing in independent production, financing and distribution, with a particular emphasis on international co-production and co-financing arrangements. Mr. Flock has produced or executive produced a dozen feature films, including:”Clockwatchers” (BMG), “Storyville” (Fox), “Fortress” (Dimension) and “Fortress 2 – Reentry” (TriStar).  Mr. Flock has spent the last decade developing, writing and producing nearly a dozen motion pictures.  Prior to 2004 he was senior production and financing advisor to Cinefinance llc, one of the industry’s leading completion guarantors.

There are no family relationships between any two or more directors or executive officers.  There are no material arrangements or understandings with any major shareholders, customers, suppliers or others pursuant to which any director or executive officer was selected as a director or executive officer.

Committees of the Board of Directors

During fiscal 2006 we had four committees, three of which were constituted with a majority of independent directors, as follows:

Audit Committee:  The mandate of the Audit Committee is to review the Company’s audited and interim financial statements and to report on such statements to the Board before the statements are approved by the Board.  To fulfill this responsibility, the Audit Committee meets with the Company’s auditors to discuss the financial statements and any concerns raised by the auditors with respect to financial presentation or disclosure, and with respect to the Company’s financial controls.  For the year ended August 31, 2006, the Audit Committee was composed exclusively of “outside” directors, within the requirement of the TSX Guidelines.

As of August 31, 2006, our Audit Committee consisted of Juliet Jones, Robert Essery and Nelson Thall.  Each of these individuals is “independent” and “financially literate”, as those terms are defined in relevant Canadian securities legislation.  They met seven times in the last fiscal year.

Compensation Committee:  The Compensation Committee for the year ended August 31, 2006, was composed of Nelson Thall, Juliet Jones and Drew Craig.  It is the responsibility of the Compensation Committee to administer the compensation policies related to our executive management.  They met four times in the last fiscal year.

Executive/Corporate Governance Committee:  The Executive/Corporate Governance Committee for the year ended August 31, 2006, was composed of Juliet Jones, Richard Watson and Robert Essery who are responsible for reviewing our adherence to the corporate governance policies of the securities regulatory authorities.  They make recommendations with respect to the composition of the board of directors.  As well, the Executive/Corporate Governance Committee, working independently of management, reviews strategic proposals including potential mergers, acquisitions and financing scenarios.  In addition, the Executive/Corporate Governance Committee has been authorized to develop a process for assessing the effectiveness of the Board as a whole and of committees of the Board, and for assessing the contribution of individual directors.  The Executive/Corporate Governance Committee meets intermittently as needed.

Greenlight Committee:  The Green-Light Committee for the year ended August 31, 2006, was composed of John Flock , Richard Watson and Jeff Sagansky (Mr. Sagansky is an advisor to the board).   The Green-Light Committee is responsible for reviewing all projects, ensuring that they are fully funded and ultimately giving authority for them to proceed into production.  The Green-Light Committee meets intermittently as needed.

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

each CFO;

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

The following table sets forth the compensation information for the Chief Executive Officer (“CEO”) and the next two (2) most highly compensated executive officers for services rendered in all capacities during the years ended August 31, 2006, 2005 and 2004.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
NEO					Awards		Payouts
Name and Principal Position	Year[1]	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Options/SARs Granted (#)[2]	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Gary Howsam, CEO	2006	180,000	Nil	9,600[3]	75,000	Nil	Nil	Nil
	2005	175,000	Nil	9,600[3]	75,000	Nil	Nil	Nil
	2004	160,000	Nil	9,600[3]	Nil	Nil	Nil	Nil
Mara Di Pasquale, CFO	2006	165,000	Nil	9,600[3]	75,000	Nil	Nil	Nil
	2005	165,000	Nil	9,600[3]	75,000	Nil	Nil	Nil
	2004	149,999	Nil	Nil	Nil	Nil	Nil	NIl
John Flock, President	2006	179,572[5]	Nil	Nil	-	Nil	Nil	Nil
	2005	192,721[4]	Nil	Nil	75,000	Nil	Nil	Nil
	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil

[1]

Ended 31st August.

[2]

Common Shares.

[3]

Car allowance.

[4]

Converted to Canadian currency based on an average annual exchange rate of 1.232 Canadian Dollars to 1.00 US Dollar.

[5]

Converted to Canadian currency based on an average annual exchange rate of 1.14795 Canadian Dollars to 1.00 US Dollar.

C.

BOARD PRACTICES

See discussion in the "Directors and Senior Management" in section 6.A.  There are no directors’ service contracts providing benefits on employment termination.

During the most recently completed financial year ended August 31, 2006 the directors of the Company were entitled to a yearly retainer of $5,000, which the Company paid in full.  As well, directors were entitled to $500 for each directors’ or Committee Meeting attended in person and $300 for each directors’ or Committee Meeting attended by conference call.  Chairpersons of any directors’ or Committee Meeting were entitled to twice that of a non-chair member.  The directors also receive 75,000 stock options upon their election to the Board.

D.

EMPLOYEES

As of August 31, 2006 we had approximately 53 full-time permanent employees.  We also hire additional personnel on a project-by-project basis in connection with the production of our film and television programming.  On average, we may employ, on a temporary basis, 50 people for a motion picture project and 15 for a television program.  We believe that our employee and labor relations are good.  None of our permanent employees are members of unions.  We had 30 full-time employees at August 31, 2005 and 25 full-time employees at August 31, 2004.

The following chart shows the number of persons employed by the Company by activity and by geography as at August 31, 2006:

	2006	2005	2004
By Activity
Sales	7	5	4
Production	16	14	10
Administration	15	11	11
Distribution	15	-	-
Total	53	30	25

By Geography
United Kingdom	7	7	6
United States	5	3	2
Canada	41	20	17
Total	53	30	25

The significant increase in the number of employees from 2005 to 2006 is due to the acquisition of kaBOOM! Entertainment Inc., which occurred on January 23, 2006.

E.

SHARE OWNERSHIP

This table describes the beneficial ownership of our Common Shares and our Preference Shares as of February 19, 2007 for all executive officers and directors individually and as a group.  This information does not reflect ownership of options or warrants.

Name	Common Shares	Preference Shares Series I	Preference Shares Series II	Percent of Class Common %	Percent of Class Preference Series I %	Percent of Class Preference Series II %
Juliet Jones	17,391	-	-	*	-	-
Nelson Thall	-	-	-	-	-	-
Robert Essery	-	-	-	-	-	-
Mara Di Pasquale	-	-	-	-	-	-
John Flock	-	-	-	-	-	-
Gary Howsam (1)	6,833,333	-	-	20.9	-	-
Richard Watson	1,250,000	-	-	3.8	-	-
Drew Craig	248,580	1,847,826	1,847,826	0.8	42.5	58.4
Officers and Directors as a group	8,349,304	1,847,826	1,847,826	25.5	42.5	58.4

*

Beneficially owns less than 1% of the issued and outstanding Common Shares

1

Held by CPC Communications Inc., an Ontario company that is controlled by the family of Gary Howsam, a director and officer of the Company.

The directors and executive officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over 8,349,304 Common Shares representing approximately 25.5% of the outstanding Common Shares of the Company, 1,847,826 Series I Preference Shares representing 42.5% of the outstanding Series I Preference Shares of the Company and 1,847,826 Series II Preference Shares representing 58.4% of the Series II Preference Shares of the Company.

The complete list of options outstanding to our directors and members of our administration and management is set out below under “Stock Options Outstanding as at August 31, 2006”.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

In 1997, the Company adopted a stock option plan (the Plan) which was approved by the Company’s shareholders on January 28, 1998 pursuant to which the Company’s Board of Directors may grant stock options to officers and key employees. On July 14, 1999, February 21, 2001, January 20, 2003, and February 2006, the Company’s shareholders approved amendments to the Plan (the Amended Plan). In accordance with the Amended Plan, the number of shares issuable upon the exercise of options pursuant to the Amended Plan and any other Share Compensation Arrangements (as such term is defined in the Amended Plan) is 6,217,466 common shares of the Company. Stock options are granted with an exercise price in Canadian dollars equal to the stock’s fair market value at the date of grant. All stock options have terms between one and three years and vest and become fully exercisable immediately or after up to 37 months. The Company intends to issue new shares for any stock options exercised.

During the most recently completed fiscal year, options to purchase an aggregate of 457,500 Common Shares were granted to the below Named Executive Officers and directors as follows:

Name of Executive Officer, Employee or Director	No. of Common Option/SARs Granted in Fiscal 2006	Exercise Price ($/Share)	Expiration Date	No. of Common Option/SARs Exercised
Drew Craig	75,000	$0.58	Oct 12, 2008
Robert Essery	65,000	$0.58	Oct 12, 2008	0
Juliet Jones	60,000	$0.58	Oct 12, 2008	0
Richard Watson	50,000	$0.58	Oct 12, 2008	75,000
Nelson Thall	57,500	$0.58	Oct 12, 2008	46,333
Gary Howsam	75,000	$1.31	May 15, 2009	0
Mara Di Pasquale	75,000	$0.63	August 31, 2009	0

During the most recently completed year, options to purchase an aggregate of 1,417,500 Common Shares were granted to employees and key contributors of the Company.

Additional disclosure for U.S. GAAP  purposes:

•

As at August 31, 2006, the aggregate intrinsic value (difference between the market value and exercise price) for fully vested stock options was $548,000.

•

For the year ended August 31, 2006, there was no income tax benefit for total stock based compensation costs.

•

The Company has guidelines for issuing shares from treasury to satisfy share option exercises.

Except for our Amended Share Option Plan there are no plans in effect to which cash or non-cash compensation was paid or distributed to Named Executive Officers during the most recently completed fiscal year, or is proposed to be paid or distributed in a subsequent year.  We do not have any pension plans or retirement benefit plans.

STOCK OPTIONS OUTSTANDING AS AT FEBRUARY 19, 2007

The total amount of securities called for by all such options to purchase Common Shares held by directors and Named Executive Officers as a group is 768,667.

Name of Optionee	No. of Common Option/SARs Granted	Exercise Price ($/Share)	Date of Grant	Expiry Date
Robert Essery	10,000	$0.65	February 25, 2005	February 25, 2008
Juliet Jones	15,000	$0.65	February 25, 2005	February 25, 2008
Gary Howsam	75,000	$0.65	February 25, 2005	February 25, 2008
Mara Di Pasquale	75,000	$0.65	February 25, 2005	February 25, 2008
Nelson Thall	18,667	$0.58	October 12, 2005	October 12, 2008
Robert Essery	65,000	$0.58	October 12, 2005	October 12, 2008
Juliet Jones	60,000	$0.58	October 12, 2005	October 12, 2008
Drew Craig	75,000	$0.58	October 12, 2005	October 12, 2008
Mara Di Pasquale	75,000	$0.63	March 3, 2006	August 31, 2009
Gary Howsam	75,000	$1.31	May 15, 2006	May 15, 2009
John Flock	225,000	$1.21	Nov.14, 2006	Nov. 14, 2009

WARRANTS OUTSTANDING AS AT FEBRUARY 19, 2007

Date of Issuance of the Warrants	Number of Warrants Issued	Number of Warrants Currently Outstanding	Exercise Price	Expiry Date of Warrants
July 29, 2005	4,347,827	1,185,898	$0.50(US)	July 27, 2007
February 7, 2006	1,500,000	1,055,000	$0.54(US)	February 6, 2009
June 7, 2006	269,000	269,000	$1.21(Cdn)	June 6, 2010

On July 29, 2005, in connection with the private placement, the Company issued 4,347,827 Series II Preferred Share warrants.  Each warrant is convertible into one Series II Preference Share of the Company at a price of US$0.50 at any time up to July 29, 2007.  On December 30, 2005, 1,435,897 Series II Preference Share warrants were exercised at the subscription price of US $0.50 per share for total proceeds of US $717,948. On May 25, 2006, 726,032 Series II Preference Share warrants were exercised at a subscription price of US$0.50 per share for total proceeds of US$363,016.  On April 26, 2006, 500,000 Series II Preference Share warrants were exercised at a subscription price of US$0.50 per share for total proceeds of US$250,000.  On September 7, 2006, 500,000 Series II Preference Share warrants were exercised at a subscription price of US$0.50 per share for total proceeds of US$250,000.

On February 7, 2006, 1,500,000 common share purchase warrants were issued to Trilogy Capital Partners Inc. (Trilogy) for the development and implementation of a proactive marketing program.  The warrant entitles the holder to purchase from Peace Arch at any time prior to February 6, 2009, one share of the common stock of Peace Arch at an exercise price of US$0.54 per share.  The warrants shall vest and become exercisable as follows (a) 1,000,000 warrants vested on February 7, 2006; and (b) 500,000 warrants vest on February 8, 2007 provided that Trilogy’s engagement pursuant to the Letter of Engagement dated February 7, 2006 shall not have been terminated other than termination by Trilogy as a result of breach by the Company.  On November 17, 2006, 200,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of US$108,000.  On January 23, 2007, 225,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of US$121,500.  On January 26, 2007, 15,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of US$8,100.  On January 29, 2007 5,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of US$2,700.

On June 7, 2006, in connection with a private placement, we issued 269,000 broker warrants to Westwind Capital Inc. for their services acting as lead agent in Canada for the private placement.  Each warrant is exercisable for one common share in the capital of Peace Arch at any time 48 months from the closing date of the private placement at an exercise price of Cdn$1.21.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

Peace Arch is a publicly owned corporation.  To the best of our knowledge, the Company is not directly owned or controlled by another corporation or any foreign government.

The table below summarizes the ownership of our Common and Preference Shares and as a percentage of each class of securities as of February 19, 2007, for each person known to us who beneficially owns more than 5% of the aggregate.

Name	Common Shares	Percent of Common Shares	Preference Shares Series I	Preference Shares Series II	Percent of Series I Pref. Sh.	Percent of Series II Pref. Sh.
CPC Communications Inc.(1)(2)	6,833,333	20.8%	-	-	-	-
Todd Wagner(3)	3,000,000	9.1%	-	-	-	-
Fremantle Media(4)	2,931,125	8.9%	-	-	-	-
Pension Financial Services (Canada) Inc.(2)	*	*	1,847,826	1,847,826	42.5%	58.4%
Jeff Sagansky(3)	*	*	1,195,652	939,103	27.5%	29.7%
Kerry McCluggage(3)	*	*	1,195,652	375,000	27.5%	11.9%

Above information does not reflect ownership of options or warrants.

1

CPC Communications Inc. is an Ontario company that is controlled by the family of Gary Howsam, a director and officer of the Company.

2

Canadian resident.

3

US Resident

4

UK Resident

*

Less than 5% ownership

The major shareholders hold the same voting rights as all holders of Common Shares.

As at August 31, 2006, the shareholders’ list for our shares showed 255 registered common shareholders and 31,308,665 Common Shares outstanding.

The table below summarizes each class of securities held in the U.S. as at August 31, 2006:

Class of Shares	Total Shares Outstanding	Number of Holders	Number of Shares	%(1)
Common	31,308,665	157	8,053,281	25.72
Series I Preferred	4,347,825	2	2,931,304	55
Series II Preferred	2,661,929	2	814,103	31

Above information does not reflect ownership of options or warrants.

(1)

represents percentage of issued and outstanding

The following summarizes significant changes in ownership held by Major Shareholders over past three fiscal years:

•

On December 2, 2004, in a private disposition, CPC Communications Inc. sold 1,500,000 Common Shares for total proceeds of $1,350,000.

•

On March 31, 2005, Fremantle Media converted a note payable of US$8,793,375 for 2,931,125 Common Shares of the Company.

•

On July 29, 2005, in connection with a private placement, Drew Craig (1,847,652), Jeff Sagansky (1,195,652), Kerry McCluggage (1,195,652) and Assetone Investments Inc. (108,695) received Series I Preference Shares.  Each Series I Preference Share has a Series II Preference Share purchase warrant attached.

•

On June 7, 2006, Todd Wagner received 3,000,000 Common Shares pursuant to a private placement of 7.5 million of the Company’s Common Shares.

To the best of our knowledge there are no new arrangements that could result in a change of control.

B.

RELATED PARTY TRANSACTIONS

The Company has transacted business in the normal course with entities that are subject to common voting control and with entities over which the Company exercises significant influence. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties and having normal trade terms.

i)

During the year ended August 31, 2006 and 2005, the Company paid $190,000 and $185,000, respectively, to a company controlled by a shareholder, director and officer of the Company for executive services rendered. These expenditures are reflected in the company’s selling, general and administrative expenses.

ii)

During the year ended August 31, 2006 and 2005, the Company paid $nil and $32,000, respectively, to a shareholder, director and officer of the Company for legal services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses

iii)

As at August 31, 2006 and 2005, included in accounts receivable was $nil and $1,421,000 from a company owned by a member of senior management. This amount is a result of a sale of distribution rights to the related company prior to the individual becoming a member of senior management. The amount is secured by an irrevocable letter of credit.

iv)

 On June 16, 2006, the Company entered into an agreement with a company controlled by a director of the Company and a member of the Company’s senior management to loan the Company $2,740,000. The loan bears interest at the rate of 18% per annum and is secured by the Company’s unencumbered entitlement to tax credit receivables due on films that it has produced and by guarantees provided by certain unrelated production companies from whom the Company has acquired distribution rights in return for the payment of a distribution advance. The unrelated production companies’ guarantees are limited to each production company’s unencumbered entitlement to its tax credits receivables. The loan is due on December 1, 2007. During the year, the Company incurred interest of $99,000, which is included in interest expense in the statement of earnings.

v)

 As at August 31, 2006, included in production loans was $50,000 due to a director of the Company in respect of a loan for the purpose of interim financing of a certain production. The loan is due on demand and is interest free.

vi)

 During the year ended August 31, 2006, the Company paid interest of $13,000 to a member of the Company’s senior management in respect of an interim bridge loan provided for one of the Company’s productions.  The interest is reflected as a cost of that production in investment in film and television programming.

C.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER INFORMATION

Our financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) in Canada, the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP except as explained in note 32 of our fiscal 2006 consolidated financial statements included under Item 18 herein.

The financial statements as required under Item 18 are attached hereto and found immediately following the text of this Annual Report.  The report of PricewaterhouseCoopers LLP, Chartered Accountants for each of the years in the three-year period ended August 31, 2006 and the consolidated balance sheet data as of August 31, 2005 and 2006 is included herein immediately preceding the financial statements.

Legal Proceedings

i)

On October 2, 2001, the Company initiated an action against Viacom, Inc., MTV Networks, and VH1 Music First et al in British Columbia Supreme Court for damages in the amount of US$2,750,000 and consequential damages arising from the Defendants’ failure to honour a contract for the co-financing of the television series Big Sound.  On December 21, 2006 the parties met with an arbitrator and negotiated a settlement of the Company’s claim against Viacom, whereas Viacom agreed to pay US$1,000,000.  In addition, the Company entered into a distribution agreement with Viacom for the sale of certain U.S. broadcast rights for the television series Big Sound.

ii)

The Company’s subsidiary Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.) was named   as one of several defendants in an action that commenced in June 2004 by Comerica Bank California. The   Company believes that this claim is without merit because, among other things, the alleged events on which   the claim is based occurred years prior to the formation of Peace Arch Motion Pictures Inc. The Company   does not expect the outcome of this proceeding to have a material adverse effect on the Company’s financial   position, results of operations, or liquidity.

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

During the years ended August 31, 2006, 2005 and 2004, the Company recorded dividends of $308,000, $22,000 and $nil, respectively, in respect of the Series I Preference Shares and the Series II Preference Shares determined as 10% of the outstanding Series I and Series II Preference Shares’ face value of US$3,330,965 (2005 – US$2,000,000).

The Preference Shares shall be entitled to priority over the Common Shares and over any other shares of Peace Arch ranking junior to the Preference Shares with respect to the payment of dividends (and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Peace Arch, whether voluntary or involuntary, or any other distribution of the assets of Peace Arch among its shareholders for the purpose of winding up its affairs. The Preference Shares of any series shall be given such other preferences and rights over the Common Shares and over any other shares ranking junior to the Preference Shares as may be determined in the case of such series of Preference Shares. No rights, privileges, restrictions or conditions attached to a series of Preference Shares shall confer upon a series a priority over any other series of Preference Shares in respect of dividends or return of capital in the event of the liquidation, dissolution or winding-up of Peace Arch).  Each preference share carries a 10% cumulative annual dividend.

Subject to any preferences and rights of the holders of the Preference Shares (including without limitation any preferences or rights attached to any existing or future series of Preference Shares) and any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of Common Shares shall be entitled to receive dividends, and we shall pay dividends thereon, as and when declared by our board of directors in such amount and in such form as our board of directors may from time to time determine.  All dividends which our board of directors may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

B.

SIGNIFICANT CHANGES

i)

On November 1, 2006, the Company entered into a binding letter agreement with CSC Global Technologies Inc. (“CSC”). Pursuant to the agreement, a new company will be created, whereby 51% of the common shares will be owned by the Company and 49% owned by CSC.  The agreement will require the Company to provide financing toward the start up of the business venture.  The amount of this obligation has not yet been determined.

ii)

On December 21, 2006, the Company acquired 100% of the issued and outstanding shares of Castle Hill Productions Inc. and Dream LLC, which holds the rights to a library of films for a purchase price of US$9,000,000. The purchase consideration is US$8,000,000 cash and US$1,000,000 in issuance of Company shares.   The total amount of Common Shares issued was 1,120,419 and the fair value per Common Share was US$0.89, determined as at the 10 day weighted average prior to closing.

iii)

See Item 8A(i) Legal Proceedings.

ITEM 9.

THE OFFER AND LISTING

Our Common Shares trade on The Toronto Stock Exchange (“TSX”) and The American Stock Exchange (“AMEX”) under the symbol PAE.   Our shares commenced trading on the TSX in November 1997 under the symbol “VE”.  Effective July 19, 1999, our Class A Multiple Voting Shares and Class B Subordinate Voting Shares began trading on the TSX, at which time our Common Shares were delisted. Our Class B Subordinate Voting Shares began trading on AMEX on July 28, 1999.  Our new Common Shares began trading on TSX and AMEX on March 16, 2004 at which time our Class A Multiple Voting Shares and Class B Subordinate Voting Shares were delisted.

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

STOCK TRADING ACTIVITY
	TSE						AMEX
	(amounts in CAD)						(amounts in USD)
	Class A		Class B		Common		Class B		Common
	High	Low	High	Low	High	Low	High	Low	High	Low
Annual
Year ending Aug 31, 2002	1.68	0.25	1.72	0.25			1.72	0.16
Year ending Aug 31, 2003	0.75	0.15	1.07	0.11			1.04	0.17
Year ending Aug 31, 2004					2.65	0.85			1.98	0.72

Year ending Aug 31, 2005	1.15	0.41	0.95	0.38
Year ending Aug 31, 2006	1.99	0.39	1.69	0.31
Quarterly
Year ending Aug 31, 2005
First Quarter	1.15	0.60	0.95	0.45
Second Quarter	1.05	0.50	0.88	0.40
Third Quarter	0.72	0.50	0.60	0.40
Fourth Quarter	0.99	0.41	0.85	0.38

Year ending Aug 31, 2006
First Quarter	0.70	0.40	0.60	0.31
Second Quarter	0.70	0.39	0.69	0.32
Third Quarter	1.78	0.41	1.69	0.46
Fourth Quarter	1.99	0.95	1.57	0.85
Monthly
July -06	1.60	1.15	1.50	1.00
August-06	1.25	0.95	1.20	0.85
September-06	1.04	0.85	0.95	0.80
October -06	1.43	0.92	1.15	0.85
November-06	1.29	0.95	1.17	0.96
December-06	1.25	1.00	1.18	0.91
January-07	1.65	1.07	1.39	0.94

Our Common Shares are issued in registered form and the following information is from our registrar and transfer agent, CIBC Mellon Trust Company, located in Toronto, Ontario, Canada.

ITEM 10.

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

This filed as an Annual Report under the Exchange Act, and, as such, there is no requirement to provide any information under this section.

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

C.

MATERIAL CONTRACTS

On March 31, 2005, Fremantle converted its $8,793,000 note plus interest for 2,931,125 shares of the Company’s stock. On March 30, 2006, Comerica converted its US$1,075,000 loan for 215,000 shares of the Company’s common stock set aside for the settlement of the Comerica debt. The transaction is further described in Item 4 herein and the agreements are incorporated by reference in Item 19.

On January 23, 2006, the Company acquired 100% of the issued and outstanding shares of kaBOOM! Entertainment Inc. (kaBOOM!), a home entertainment studio in Canada that distributes videocassettes, DVDs and ancillary merchandise to retailers and mass merchandisers in Canada. The cost of the purchase was $7,983,000 consisting of 1,033,058 common shares of the Company valued at $500,000, 50,000 options of the Company valued at $17,000, cash consideration of $3,000,000 paid at the time of closing, future cash consideration of $4,202,000 and direct costs of acquisition of $264,000.

On February 7, 2006, the Company engaged Trilogy Capital Partners, Inc. to develop and implement a marketing program for the Company.  One of the components of the agreement was the issuance of 1.5 million Common Share warrants to Trilogy.  1 million warrants vested immediately and 500,000 warrants vest at the end of the arrangement 12 months after the grant date, as a result, the Company recorded an expense of $469,000. Each warrant is convertible into one common share of the Company at an exercise price of US$0.54, exercisable to February 7, 2009.

On June 7, 2006, the Company granted, as partial compensation to retain Westwind Partners Inc., an investment banker as its financial advisor in connection with the private placement described in note 18(a)(vi) of the financial statements, a warrant to purchase up to 269,000 common shares at an exercise price of $1.21 per share, exercisable to June 7, 2010 as described in note 20.

In September 2006, the Company signed an offer to lease with Cushman & Lakefield LePage to lease space at 1867 Yonge Street, 7th Floor, and a portion of the 6th Floor, Toronto, Ontario for a term of 7 years commencing July 1, 2007.

In October 2006, a subsidiary entered into a lease agreement with Marina Airport Building Ltd., a California limited partnership to lease space at 4640 Admiralty Way, Suite 710, Marina Del Rey, California for a term of 5 years commencing November 1, 2006.

On November 1, 2006, the Company entered into a binding letter agreement with CSC Global Technologies Inc. (“CSC”). Pursuant to the Agreement, a new company will be created, where 51% of the common shares will be owned by the Company and 49% owned by CSC.  The agreement will require the Company to provide financing toward the start up of the business venture.  The amount of this obligation has not yet been determined.

On December 21, 2006, the Company negotiated a settlement of an outstanding legal dispute with Viacom Inc., MTV Networks, and VH1 Music First et al. Viacom agreed to pay US$1.0 million as settlement to the Company’s claim for damages in the original amount of US$2.7 million and consequential damages arising from the failure to honor a contract for the co-financing of the television series Big Sound. In addition, the Company entered into a distribution agreement with Viacom for the sale of certain U.S. broadcast rights for the television series Big Sound.

On December 21, 2006, the Company completed the acquisition of independent film companies Castle Hill Productions Inc. (“CHP”) and Dream LLC (“Dream”), for a purchase price of US$9 million.   The acquisition was financed through US$8 million cash and US$1 million issuance of Company shares.  The Dream/CHP library of approximately 500 titles represents one of the largest independent film libraries in the world, containing both classic and contemporary motion Pictures. This strategic transaction supports Peace Arch’s goal of revenue growth through U.S. and worldwide distribution, and brings to the Company a proven U.S. distribution and licensing operation with an experienced executive team.

Except as otherwise disclosed in this annual report and our financial statements and notes included elsewhere in this annual report, we have no other material contracts.

D.

EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada restricting the import or export of capital or affecting the remittance to the United States of interest, dividends or other payments to non-resident holders of our shares.  However, the payment or crediting of interest or dividends to United States residents may be subject to applicable withholding taxes at a rate prescribed by the Income Tax Act (Canada) and modified by the provisions of the Canada-United States Income Tax Convention, 1980 (see commentary section entitled “Taxation” below).

Except as provided in the Investment Canada Act (the “ICA”), there are no limitations under the laws of Canada, the Province of Ontario or in our Memorandum or Articles on the right of foreigners to hold and/or vote the shares of our capital stock.

The ICA has application where a “non-Canadian” individual or entity or controlled group of entities proposes to make an investment to acquire control of a Canadian business enterprise, either directly or indirectly, by way of purchase of voting shares of a corporation or of substantially all of the assets used in the Canadian business enterprise.  An investment to acquire voting shares of a corporation is deemed to be an acquisition of control where more than one-half of the voting shares are acquired.  An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control and an acquisition of between one-third and one-half of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that the acquisition does not in fact result in control of the corporation by the investor.

Different provisions and considerations apply with respect to an investment to acquire control of a Canadian business that, as defined in the ICA or regulations as follows:

•

Engages in production of uranium and owns an interest in producing uranium property in Canada; provides financial services; provides transportation services; and is a cultural business.

We are considered to be a cultural business pursuant to the ICA.

An investment to acquire control of a Canadian business enterprise, the gross assets of which exceed certain thresholds, must be reviewed and approved under the ICA before implementation.  An investment to acquire control of a Canadian business enterprise, the gross asset value of which falls below these threshold amounts, is one in respect of which notification must be given under the ICA although approval is not required prior to implementation of the investment.

Specific investment thresholds apply to investors of the United States.  The investment threshold for a direct acquisition of control has been established at Cdn$5 million for 2006 and no review is required for an indirect acquisition of control.  Each year the direct acquisition investment threshold is adjusted for inflation.

E.

TAXATION

The discussions summarize the material tax considerations relevant to an investment in Common Shares by individuals and corporations who, for income tax purposes, are resident in the U.S. for purposes of the Convention (as hereinafter defined) and are not resident in Canada, who hold Common Shares as a capital asset, and who do not use or hold the Common Shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada (collectively, “U.S. Holders”).  The discussion of U.S. tax considerations is addressed only to U.S. Holders whose “functional currency” within the meaning of section 985 of the Internal Revenue Code of 1986, as amended (the “Code’’), is the U.S. dollar, and to U.S. citizens who are not residents in the U.S. for purposes of the Convention, but who otherwise meet the definition of U.S. Holders. Furthermore, the discussion of U.S. tax considerations does not address the tax treatment of U.S. Holders that own, or are deemed for U.S. federal income tax purposes to own, 10% or more of the total combined voting power of all classes of voting stock of Peace Arch.  This discussion does not cover any state, local or foreign tax consequences.  The discussion of Canadian tax considerations does not address the tax treatment of a trust, company, organization or other arrangement that is a resident of the U.S. and that is generally exempt from U.S. tax.

This discussion does not address all of the income tax consequences that may be applicable to any particular Holder subject to special treatment under the U.S. federal income tax law or to any particular Holder in light of such Holder’s particular facts and circumstances.  Some Holders, including tax-exempt entities, banks, insurance companies and persons who hold the Common Shares as part of a synthetic security, conversion transaction or “straddle’’ or hedging transactions may be subject to special and/or different rules not discussed below.  Statements of legal conclusion of U.S. tax considerations as to the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Common Shares by U.S. Holders do not purport to be a complete analysis or listing of all possible tax considerations.  The discussion of U.S. tax considerations is based upon the sections of the Internal Revenue Code of 1986, as amended including the American Job Creation Act 2004 (the “2004 Act”) which was enacted October 22, 2004, Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are applicable as of February 25, 2005, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  Statements of legal conclusions of Canadian tax considerations as to the material Canadian federal income tax consequences of the acquisition, ownership and disposition of the Common Shares by U.S. Holders do not purport to be a complete analysis or listing of all possible tax consequences.  The discussion of Canadian tax considerations is based upon the provisions of the Income Tax Act (Canada) (the “Tax Act’’), the Convention between Canada and the U.S. of America with Respect to Taxes on Income and on Capital, as amended from time to time (the “Convention’’), our understanding of published administrative practices of Canada Revenue Agency (formerly, Canada Customs and Revenue Agency) and judicial decisions, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the U.S.

This discussion is not intended to be nor should it be construed as legal or tax advice to any particular investor. Therefore, prospective investors should consult their own tax advisors with respect to the tax consequences of an investment in the Common shares.

United States Federal Income Tax Considerations

The following is, in the opinion of the Company after consultation with its professional advisors, a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company.  This discussion does not address all potentially relevant federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (see “Taxation – Canadian Federal Income Taxes Consequences” above).  Accordingly, holders and prospective holders of common shares of the Company are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of the Company, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

Distributions of Shares

A U.S. Holder generally will treat the gross amount of distributions paid by us, including the amount of any Canadian tax withheld, as foreign source dividend income for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as computed for U.S. federal income tax purposes. Distributions in excess of that amount will reduce an U.S. Holder’s tax basis in the Common Shares, but not below zero, and the remainder, if any, will be treated as taxable capital gain.  In general, in computing its U.S. federal income tax liability, a U.S. Holder may elect for each taxable year whether to claim a deduction or, subject to the limitations described below, a credit for Canadian taxes withheld from dividends paid on its Common Shares.

If the U.S. Holder elects to claim a credit for such Canadian taxes, the election will be binding for all foreign taxes paid or accrued by the U.S. Holder for such taxable year.  The Code applies various limitations on the amount of the foreign tax credit that may be available to a U.S. taxpayer based upon the segregation of foreign source income into separate categories, or “baskets”, of income.  For purposes of applying the foreign tax credit limitation, dividends are generally included in the passive income basket or the financial services income basket if received by a financial services entity.  The amount of credit that may be claimed with respect to the basket of income to which the dividend is allocated, and to which the foreign taxes are attributable, generally may not exceed the same proportion of the U.S. tax on worldwide taxable income, before applying the foreign tax credit as the U.S. holder’s foreign source taxable income allocable to such basket bears to such U.S. holder’s entire taxable income.  The foreign tax credit is disallowed for dividends on stock unless a minimum holding period requirement is satisfied and additional limitations may restrict the ability of some individuals to claim the foreign tax credit.  The 2004 Act amends the foreign tax credit provisions.  These amendments include reducing the limitations on certain classifications of income.  These amendments are effective for tax years beginning after 2006.  Accordingly, investors should consult their own tax advisors with respect to the potential consequences to them of the foreign tax credit limitations.  Dividends paid by us generally will constitute “portfolio income’’ for purposes of the limitation on the use of passive activity losses by investors and “investment income’’ for purposes of the limitation on investors’ investment interest expense.  Dividends paid by us will not be eligible for the “dividends received deduction” generally allowed with respect to dividends paid by U.S. corporations under Section 243 of the Code, but may be eligible for the dividends received deduction which may be claimed by 10% corporate shareholders under Section 245 of the Code.

For U.S. federal income tax purposes, the amount of any distributions made on Common Shares to an U.S. Holder in Canadian dollars will equal the U.S. dollar value of the Canadian dollars calculated by reference to the appropriate exchange rate in effect on the date of receipt of the distribution, regardless of whether the Canadian dollars are actually converted into U.S. dollars upon receipt.  U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Canadian dollars which are converted into U.S. dollars subsequent to receipt by the U.S. Holder.

Disposition of Shares

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

Passive Foreign Investment Company

For any taxable year of Peace Arch, if at least 75% of our gross income is “passive income”, as defined in the Code, or if at least 50% of our assets, by average fair market value, or, prior to fiscal year 1998, possibly by adjusted tax basis, are assets that produce or are held for the production of passive income, we will be a passive foreign investment company (“PFIC”).  If we are a PFIC for any taxable year during which a U.S. Holder holds any Common Shares, the U.S. Holder will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1298 of the Code, with respect to all of such U.S. Holder’s Common Shares.  If we were treated as a PFIC at any time during a U.S. Holder’s holding period for Common Shares, such U.S. Holder generally would be subject to additional tax as well as interest charges with respect to the deferral of tax for the period during which such Common Shares were held.  Any such additional tax and interest charges would apply upon the disposition of the Common Shares or the receipt of dividends.  Additionally, any gain realized on the disposition of Common Shares would be treated as ordinary income or taxable at ordinary income rates rather than as capital gain or taxable at capital gains rates, and the tax basis of the Common Shares held by a U.S. Holder generally would not be stepped up to fair market value at death.  Under some circumstances, shareholders of a PFIC may elect to be taxed currently on their pro rata shares of PFIC income and capital gain or, report income currently on a mark to market basis with respect to their shares of stock in the PFIC.

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

Foreign Personal Holding Company

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

Foreign Investment Company

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

Canadian Income Tax Considerations

Dividends on Common Shares and other Income

Dividends paid or credited, or that we deem to pay or credit, on the Common Shares to U.S. Holders will be subject to Canadian withholding tax.  Under the Convention, the maximum rate of withholding tax on dividends paid or credited on the Common Shares is 15% if the beneficial owner of such dividends is a U.S. Holder.  However, that rate is reduced to 5% under the Convention if the beneficial owner of such dividends is a U.S. Holder that is a corporation that owns at least 10% of the voting stock of Peace Arch.

Disposition of Common Shares

A U.S. Holder will not be subject to tax in Canada on any capital gain realized upon a disposition or deemed disposition of the Common Shares, provided that the Common Shares do not constitute “taxable Canadian property” of the U.S. holder within the meaning of the Tax Act.  The Common Shares will not generally constitute taxable Canadian property of the U.S. Holder unless, at any time in the five-year period that ends at the time of the disposition, the U.S. Holder, either alone or together with persons with whom the U.S. Holder did not deal at arm’s length, owned, had an interest in or the right to acquire 25% or more of the issued Common Shares or any series or class of our capital stock.  Even if the Common Shares are taxable Canadian property, under the Convention, gains derived by a U.S. Holder would generally not be taxable in Canada unless the value of the Common Shares is derived principally from real property situated in Canada.  We believe that the value of our Common Shares is not currently principally derived, directly or indirectly, from real property situated in Canada and do not expect this to change in the foreseeable future.

Canada does not currently impose any estate taxes or succession duties.

F.

DIVIDENDS AND PAYING AGENTS

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.

STATEMENTS BY EXPERTS

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.

DOCUMENTS ON DISPLAY

Any documents referred to in this document may be inspected at the head office of the Company, 124 Merton Street,, Suite 407, Toronto, Ontario, Canada, M4S 2Z2 during the normal business hours.

I.

SUBSIDIARY INFORMATION

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 11.

QUANTITATIVE AND QUALITATIVE

DISCLOSURES ABOUT MARKET RISK

The following discussion should be read in conjunction with notes to the consolidated financial statements attached herein in Item 18.  The Company is subject to two main market risks: Interest rate risk and foreign currency exchange risk. The Company does not use financial derivatives to hedge market risks.

Interest rate risk primarily arises because we borrow funds to finance the production costs of our film and television programs, which are generally incurred in advance of contracted receipts and revenues from these programs. These loans usually bear interest at rates that change as market interest rates fluctuate. A rise in interest rates would cause an increase in the cost to produce our film and television programs and an adverse effect on our results of operations and financial condition.  At August 31, 2006 we had borrowings of $29,761,653 in United States and Canadian dollar currencies outstanding from financial institutions. The United States dollar loans of $16,903,918 bear interest at rates ranging from the financial institute’s United States dollar base rate plus 1.5% to 30.0% per annum, while the $12,857,735 loans in Canadian dollars bear interest at rates ranging from a financial institute’s prime lending rate minus 0.5% to plus 2.0%.

For fixed rate debt, changes in interest rates generally affect the fair market value, but do not impact earnings or cash flows. As the term of the outstanding fixed rate loans is less than one year small changes in interest rates are not expected to affect the fair market value of the outstanding debt. Variable rate debt will affect the future earnings and cash flows of the Company as the interest rate changes. We generally cannot prepay fixed rate debt prior to maturity. Therefore, interest rate risk and changes in fair market value should not have a significant impact on the fixed rate debt. Holding the variable rate debt balance constant, each one percentage point increase in interest rates would result in an increase in interest expense of approximately $235,780 for the year. For the prior year, the comparable increase in interest expense of each percentage increase in interest rates would be approximately $125,780.

The following table presents principal cash flows, presented in Canadian dollars, and related interest rate sensitive financial instruments, by fiscal year of maturity.

		Expected to mature before August 31	Expected to mature before August 31
	Fair Value	2007	2008
Bank Credit Facility (1)
Floating rate – Cdn$ (in ‘000’s)	1,811	1,811	-
Average interest rate	7.04%	7.04%	-
Production Loans
Floating rate – US$ (in ‘000’s)	11,648	11,648	-
Average interest rate	7.1%	7.1%	-
Floating rate – Cdn$ (in ‘000’s)	10,119	7,280	2,839
Average interest rate	6.9%	6.9%	6.9%
Other (2) (in ‘000’s)	7,995	7,995	-
Total (in ‘000’s)	31,573	28,734	2,839

(1)

Bank credit facility is due on demand.

(2)

Interest rate is fixed or is payable as a flat fee negotiated at the inception of the loan.

Exchange Rate Sensitivity

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

Based on our net US dollar liability exposure at August 31, 2006 and 2005 and holding that exposure constant each 1% decrease in the US dollar exchange rate to Canadian dollars would result in an approximate $68,000 increase (2005 – $39,000 increase) to our income and each 1% increase in the US dollar exchange rate would result in an approximate $68,000 decrease (2005 - $39,000 decrease) to our income.

At the present time we have no derivative instruments outstanding.  The average exchange rate for fiscal 2006 was Cdn$0.8714 per US$1.00 (2005- Cdn$0.8114 per US$1.00).

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking fund or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any significant subsidiary.  There are no payments of dividend by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company or any significant subsidiary.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Material modifications to the rights of security holders

Our articles of amendment were filed on Form 6K on July 28, 2005 and incorporated by reference to our Form 20F for the year ended August 31, 2005 as exhibit 1.10.

Use of proceeds

This section is not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

As required by rule 13a-15 under the Securities Exchange Act of 1934, as amended ( the “Exchange Act” ), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of August 31, 2006, being the date of the Company’s most recently completed fiscal year.

“Disclosure Controls and Procedures” are controls and other procedures that are designed to ensure that the information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Exchange Act, the Company’s management with the participation of the Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures ..  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of August 31, 2006, which is the end of the Company’s most recently completed fiscal year.

There were no changes in internal control over financial reporting during the fiscal year ended August 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company is rapidly growing by incorporating new subsidiaries and acquiring new companies. From time to time there may be deficiencies in the design of disclosure controls and procedures relating to newly acquired or incorporated subsidiaries. Given the ongoing increase in size and capacity of operations, management is continually re-evaluating the current system and implementing the appropriate changes to the current controls and procedures to address the needs of a larger organization.

ITEM 16.

[RESERVED]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Juliet Jones qualifies as an “audit committee financial expert” as defined by the rules of the Securities and Exchange Commission (“SEC”).   Juliet Jones, a Certified General Accountant, has been on the Board of Directors since February 22, 2001.  Previously Ms. Jones served in various roles for Peace Arch Entertainment Group Inc. including Chief Financial Officer.  Ms. Jones previously served as a member of the Board of the Vancouver Chapter of Certified General Accountants and served as the chair of the professional development committee.  She has 20+ years of accounting experience, 15 years of which were in senior financial roles with public companies. Ms. Jones has 15 years of experience in the film and television industry.  She has a solid understanding of generally accepted accounting principles and accounting issues specific to the film and television industry, providing her with the ability to assess the application of such accounting principles to accruals, estimates and reserves.  Ms. Jones has prepared and supervised the preparation of financial statements with comparable complexity to the issuer’s financial statements, and as past Chief Financial Officer of the issuer until June 20, 2003, has prepared previous financial statements for the issuer.  Ms. Jones also has hands on experience with managing internal controls and is active in following new accounting pronouncements with respect to the management and compliance with internal control requirements.  Ms. Jones continues to stay current on new accounting and securities developments.

The Company’s audit committee consists entirely of independent directors, and they meet certain independence criteria outside of their work as board or committee members.  They do not accept directly or indirectly any consulting, advisory or other compensatory fee from the Company or its subsidiaries, nor are “affiliated persons” of the Company or any of its subsidiaries.

ITEM 16B.

CODE OF ETHICS

We have adopted a code of ethics for our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Controller and other persons performing similar functions.  Our code of ethics complies with the SEC rules.  A copy of the Company's Code of Ethics is currently posted on our website at www.peacearch.com, and will be furnished, without charge, to any person who requests such copy by writing to the Chief Financial Officer, Peace Arch Entertainment Group Inc., 124 Merton Street, Suite 407, Toronto, Ontario CANADA M4S 2Z2.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The independent auditors of the Company are the firm PricewaterhouseCoopers LLP (“PwC”) who has served as our independent auditors since March 15, 2003.  Our shareholders have approved the appointment of PwC as our independent auditors for the fiscal year ending August 31, 2006.

Services and Fees of Auditors

The following table provides information about the fees billed to the Company for professional services rendered by PricewaterhouseCoopers LLP during 2006 and 2005:

Description	2006 $	2005 $
Audit Fees	322,240	175,973
Audit Related Fees	97,268	110,958
Tax Fees	98,600	41,892
Total	518,108	328,823

Audit Fees  Audit fees consist of fees for the audit of the Company’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees  Audit-Related Fees consist of fees related to contract compliance audits, accounting assistance related to the adoption of new CICA Handbook pronouncements and new business ventures, assistance with the review of correspondence with regulatory authorities and prospectus preparation.

Tax Fees  Tax Fees consist of fees for tax compliance services, tax advice, tax planning and transfer pricing services.  The services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns and income tax provisions included in the financial statements.

Audit Committee Pre-approval Policy

Our Audit Committee is responsible for the oversight of our independent auditor's work. Our Audit Committee's policy is to pre-approve all audit and non-audit services provided by PwC. These services may include audit services, audit-related services, tax services and other services, as described above. In such an event, the Audit Committee sets forth it’s pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. In urgent circumstances, the Audit Committee's Chair, may issue such a pre-approval. Additional services may be pre-approved on an individual basis. PwC and our management then report to the Audit Committee on a quarterly basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS

Not applicable.

ITEM 16E.

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases made by or on behalf of the Company or any “affiliated purchaser” of the Company’s equity securities.

PART III

ITEM 17.

FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.

FINANCIAL STATEMENTS

Our financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Generally Accepted Accounting Principles (GAAP) in Canada, the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as described in note 32 to the audited financial statements included herein.

Auditors Report

Consolidated Balance Sheets

Consolidated Statements of Earnings

Consolidated Statements of Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

ITEM 19.

EXHIBITS

Exhibit Number	Description
1.1	Special Resolution of Vidatron Enterprises Ltd., filed May 1, 1990, canceling previous Articles of Vidatron Enterprises Ltd. and substituting new Articles of Vidatron Enterprises Ltd. (1)
1.2	Certificate and Special Resolution Vidatron Enterprises Ltd., filed February 13, 1992 (1)
1.3	Certificate of Change of Name and Special Resolution of The Vidatron Group Inc., filed February 5, 1997. (1)
1.4	Special Resolution Amending the Memorandum and Articles of the Company adopted February 16, 1999 (1)
1.5	Special Resolutions Amending the Memorandum and Articles of Vidatron Entertainment Group Inc. adopted July 14, 1999. (1)
1.6	Form of Special Resolutions Amending the Memorandum and Articles of Peace Arch Entertainment Group Inc. adopted February 11, 2004 to be filed with British Columbia Registrar of Companies.(4)
1.7	Articles of Continuance (3)
1.8	Adopted By-Law No. 1 (3)
1.9	Special Resolution Amending the Articles of Continuance adopted September 1, 2004(2)
1.10	Articles of Amendment(2)
4.1	Debt Repayment Agreement with Fremantle Media Enterprises Ltd. (4)
4.2	Release and Reconstitution of Loan Guarantee with Comerica Bank – California (4)
4.3	Amended Share Option Plan (4)
4.4	Agreement to Purchase Peace Arch Subsidiaries (with Renegade Motion Picture Corporation)(4)
4.5	Loan Agreement (Greenlight Entertainment Inc.)(4)
4.6	Employment letter Chief Financial Officer(3)
4.7	Peace Arch Project Development Corporation Conversion Rights Certificate (3)
4.8	Guarantee by PAPDC in favor of Fremantle Enterprises Ltd. (3)
4.9	Fremantle Escrow Agreement (3)
4.10	Fremantle Share Pledge Agreement (3)
4.11	Fremantle Conversion Right Assumption Agreement (3)
4.12	Comerica Share Pledge & Escrow Agreement (3)
4.13	Comerica Rights Assumption Agreement (3)
4.14	Lease Agreement – Suite 402, 124 Merton Street, Toronto, Ontario (3)
4.15	Lease Agreement – Suite 404, 124 Merton Street, Toronto, Ontario (3)
4.16	Lease Agreement – Suite 407, 124 Merton Street, Toronto, Ontario (3)
4.17	Lease Agreement – 1710 Columbia Street, Vancouver, British Columbia (3)
4.18	Lease Agreement – 5-11 Mortimer Street, London UK(4)
4.19	Agreement to Purchase Peace Arch Project Development and Subsidiaries – May 26, 2005(4)
4.20	Share Purchase Agreement – Preferred Shares(4)
4.21	Employment Agreement President(4)
4.22	Share Purchase Agreement November 1, 2005(4)
4.23	Lease Agreement between 1867 Yonge Street Inc. and the Company dated December 5, 2006 regarding 1867 Yonge Street, Toronto, Ontario
4.24	Lease Agreement dated November 21, 2006 between the Company and Trizec regarding 4640 Admiralty Way, Marina del Rey, California
4.25	Form of US Subscription Agreement in connection with the private placement of 7 million common shares
4.26	Form of Canadian Subscription Agreement in connection with the private placement 7 million common shares
4.27	Agency Agreement dated June 7, 2006 between Westwind Partners Inc. and the Company
4.28	Broker Warrants Certificate issued to Westwind Partners Inc. by the Company
8.0	Subsidiaries (incorporated by reference to “Item 4 – Information on the Company”)
11.0	Code of Ethics (3)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers, LLP

_____________________________

(1)

Incorporated by reference to our registration statement on Form F-1 (Reg. No. 333-10354).

(2)

Incorporated by reference to our registration statement on Form 20-F for the year ended August 31, 2005

(3)

Incorporated by reference to our registration statement on Form 20-F for the year ended August 31, 2004.

(4)

Incorporated by reference to our registration statement on Form 20-F for the year ended August 31, 2003.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PEACE ARCH ENTERTAINMENT GROUP INC.
(Registrant)

By:	/s/Mara Di Pasquale
Mara Di Pasquale

Chief Financial Officer

Date:  March 15, 2007

EXHIBIT INDEX

Exhibit Number	Description
1.1	Special Resolution of Vidatron Enterprises Ltd., filed May 1, 1990, canceling previous Articles of Vidatron Enterprises Ltd. and substituting new Articles of Vidatron Enterprises Ltd. (1)
1.2	Certificate and Special Resolution Vidatron Enterprises Ltd., filed February 13, 1992 (1)
1.3	Certificate of Change of Name and Special Resolution of The Vidatron Group Inc., filed February 5, 1997. (1)
1.4	Special Resolution Amending the Memorandum and Articles of the Company adopted February 16, 1999 (1)
1.5	Special Resolutions Amending the Memorandum and Articles of Vidatron Entertainment Group Inc. adopted July 14, 1999. (1)
1.6	Form of Special Resolutions Amending the Memorandum and Articles of Peace Arch Entertainment Group Inc. adopted February 11, 2004 to be filed with British Columbia Registrar of Companies.(4)
1.7	Articles of Continuance (3)
1.8	Adopted By-Law No. 1 (3)
1.9	Special Resolution Amending the Articles of Continuance adopted September 1, 2004(2)
1.10	Articles of Amendment(2)
4.1	Debt Repayment Agreement with Fremantle Media Enterprises Ltd. (4)
4.2	Release and Reconstitution of Loan Guarantee with Comerica Bank – California (4)
4.3	Amended Share Option Plan (4)
4.4	Agreement to Purchase Peace Arch Subsidiaries (with Renegade Motion Picture Corporation)(4)
4.5	Loan Agreement (Greenlight Entertainment Inc.)(4)
4.6	Employment letter Chief Financial Officer(3)
4.7	Peace Arch Project Development Corporation Conversion Rights Certificate (3)
4.8	Guarantee by PAPDC in favor of Fremantle Enterprises Ltd. (3)
4.9	Fremantle Escrow Agreement (3)
4.10	Fremantle Share Pledge Agreement (3)
4.11	Fremantle Conversion Right Assumption Agreement (3)
4.12	Comerica Share Pledge & Escrow Agreement (3)
4.13	Comerica Rights Assumption Agreement (3)
4.14	Lease Agreement – Suite 402, 124 Merton Street, Toronto, Ontario (3)
4.15	Lease Agreement – Suite 404, 124 Merton Street, Toronto, Ontario (3)
4.16	Lease Agreement – Suite 407, 124 Merton Street, Toronto, Ontario (3)
4.17	Lease Agreement – 1710 Columbia Street, Vancouver, British Columbia (3)
4.18	Lease Agreement – 5-11 Mortimer Street, London UK(4)
4.19	Agreement to Purchase Peace Arch Project Development and Subsidiaries – May 26, 2005(4)
4.20	Share Purchase Agreement – Preferred Shares(4)
4.21	Employment Agreement President(4)
4.22	Share Purchase Agreement November 1, 2005(4)
4.23	Lease Agreement between 1867 Yonge Street Inc. and the Company dated December 5, 2006 regarding 1867 Yonge Street, Toronto, Ontario
4.24	Lease Agreement dated November 21, 2006 between the Company and Trizec regarding 4640 Admiralty Way, Marina del Rey, California
4.25	Form of US Subscription Agreement in connection with the private placement of 7 million common shares
4.26	Form of Canadian Subscription Agreement in connection with the private placement 7 million common shares
4.27	Agency Agreement dated June 7, 2006 between Westwind Partners Inc. and the Company
4.28	Broker Warrants Certificate issued to Westwind Partners Inc. by the Company
8.0	Subsidiaries (incorporated by reference to “Item 4 – Information on the Company”)
11.0	Code of Ethics (3)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers, LLP

_____________________________

(5)

Incorporated by reference to our registration statement on Form F-1 (Reg. No. 333-10354).

(6)

Incorporated by reference to our registration statement on Form 20-F for the year ended August 31, 2005

(7)

Incorporated by reference to our registration statement on Form 20-F for the year ended August 31, 2004.

(8)

Incorporated by reference to our registration statement on Form 20-F for the year ended August 31, 2003.