Form 20-F
period 2007-08-31
PEACE ARCH ENTERTAINMENT GROUP INC
filed 2008-03-17
CIK 1038367

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2007.

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-15131

PEACE ARCH ENTERTAINMENT GROUP INC.

(Exact name of registrant as specified in the charter)

ONTARIO, CANADA

(Jurisdiction of Incorporation or Organization)

1867 Yonge Street, Suite 650, Toronto, Ontario, M4S 1Y5, Canada

(Address of principal executive offices)

Securities registered or to be registered pursuant to

Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Common Shares	American Stock Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Shares

The number of outstanding shares of each class of stock of PEACE ARCH ENTERTAINMENT GROUP INC. as of August 31, 2007 was:      48,311,775 Common Shares, without par value, 4,347,825 Series I Preference Shares, without par value and 4,347,825 Series II Preference   Shares, without par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes___ No_X_

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes___   No_X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  Yes __    No _X__

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer _____

Accelerated Filer______

Non-accelerated filer ___X____

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17     Item 18    X  _

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

                Yes      No   X

TABLE OF CONTENTS

Page

PART I

Item 1. Identity of Directors, Senior Management and Advisers

6

Item 2. Offer Statistics and Expected Timetable

6

Item 3. Key Information

6

Item 4. Information on the Company

12

Item 5. Operating and Financial Review and Prospects

24

Item 6. Directors, Senior Management and Employees

40

Item 7. Major Shareholders and Related Party Transactions

49

Item 8. Financial Information

51

Item 9. The Offer and Listing

54

Item 10. Additional Information

55

Item 11. Qualitative and Quantitative Disclosures about Market Risk

59

Item 12. Description of Securities Other than Equity Securities

60

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies

61

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

61

Item 15. Controls and Procedures

61

Item 16. [Reserved]

63

Item 16A. Audit Committee Financial Expert

63

Item 16B. Code of Ethics

64

Item 16C. Principal Accountant Fees and Services

64

Item 16D. Exemptions from the Listing Standards for Audit Committees

64

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

65

PART III

Item 17. Financial Statements

66

Item 18. Financial Statements

67

Item 19. Exhibits

68

Item 20. Signatures

69

Item 21. Exhibit Index

70

The terms "Company", “we”, “our” and “us” refers to Peace Arch Entertainment Group Inc. (“Peace Arch”, or “PAE”), an Ontario corporation, and includes, unless the context otherwise requires, all consolidated subsidiaries.    We present our financial information in Canadian dollars. In this Annual Report on Form 20-F, except where we indicate, all dollar amounts are in Canadian dollars. References to "$" or "Cdn$" are to Canadian dollars and references to "US$" are to U.S. dollars ..

NOTE ON FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, some information presented in this annual report constitutes forward-looking statements.  When used in this annual report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect,” “predict,” “may,” “should,” the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, those factors discussed in the section entitled “Risk Factors.”  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, prospective investors should not place undue reliance on forward-looking statements.  The forward-looking statements in this annual report speak only as to the date hereof.  The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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

EXPLANATORY NOTE

RESTATEMENT

In this Form 20-F as of and for the year ended August 31, 2007, we are restating our consolidated financial statements for the fiscal year ended August 31, 2006 and 2005, as more fully described below and in note 3 of the audited consolidated financial statements for the year ended August 31, 2007 and described under “Restatement” in the Management Discussion and Analysis for the year ended August 31, 2007.  The Form 20-F will also reflect the restatement in Item 3.A. Selected Financial Data and Item 5 – Operating and Financial Review and Prospects.  We are restating our consolidated financial statements for the quarterly periods ended November 30, 2006 and 2005, February 28, 2007 and 2006 and May 31, 2007 and 2006.   Previously filed annual reports on Form 20-F  filed on March 15, 2007 and quarterly reports on Form 6-K filed on January 16, 2007, April 16, 2007 and July 13, 2007 respectively, affected by the restatements have not been amended and should not be relied upon.

As previously disclosed on our Form 6-K filed on February 29, 2008, upon the recommendation of management, the Audit Committee of the Board of Directors of the Company determined that our audited consolidated financial statements for the year ended August 31, 2006 and unaudited quarterly financial statements for the periods ended November 30, 2006, February 28, 2007 and May 31, 2007 should be restated in order to amend our accounting treatment of (i) a portion of the interest incurred on certain of its production loans and the impact of that treatment on our amortization of our investment in film and television programming, (ii) warrant costs incurred during the quarter ended February 28, 2007, (iii) penalties relating to outstanding corporate tax issues for our year ended August 31, 2006, and (iv) an understatement of our provision for income taxes for each of the quarterly periods noted above.

During the year ended August 31, 2007, we identified errors in our financial statements related to our accounting treatment for interest incurred during the year ended August 31, 2006. It was determined that a portion of the interest incurred had been capitalized as a cost of the investment in film and television programming when no expenditures were being incurred on preproduction and production activities.   The financing obtained by or arranged for consolidated sole purpose production companies was used by Peace Arch to fund corporate working capital.  The adjustment results in an increase to interest expense and a corresponding decrease in the investment in film and television programming for the year ended August 31, 2006.

The reduction in the cost of the investment in film and television programming resulted in a reduction of amortization of investment in film and television programming for the year ended August 31, 2006.

We identified a required revision to our financial statements related to penalties on outstanding matters relating to corporate tax affairs. It was determined that an additional amount of penalties should have been accrued resulting in an increase to selling, general and administrative expenses for the year ended August 31, 2006.

In addition, as at August 31, 2006 we reclassified loans totaling $7.2 million to corporate loans from production loans to be consistent with the use of proceeds from the loans.

During the year ended August 31, 2007, we identified an error in the classification of cash flows in the statement of cash flows related to interest incurred and paid on debt during the years ended August 31, 2006 and 2005. We included interest incurred during those years in the carrying values of certain production loans, with the change in such loans, and presented as financing activities in the statement of cash flows. The component of the increase in loan balances representing interest incurred should have been a non-cash transaction with operating activities. Interest paid throughout those years had also been presented as financing activities in the statement of cash flows when repayments of certain production loans were made. The component of the repayment of loans representing interest should have been presented as cash used in operating activities in accordance with generally accepted accounting principles. As a result of this error, for the year ended August 31, 2006, additions to production loans and repayments of production loans in the statement of cash flows have been reduced by $2.0 million and $1.9 million, respectively, with a corresponding net decrease of $86,000 to cash used in operating activities. As a result of this error, for the year ended August 31, 2005, additions to production loans and repayments of production loans in the statement of cash flows have been reduced by $1.1 million and $717,000, respectively, with a corresponding net decrease of $408,000 to cash used in operating activities. This adjustment had no impact on Peace Arch’s financial position or results of operations for the years ended August 31, 2006 and 2005.

We also revised certain disclosures in our income tax rate reconciliation resulting from clerical errors made during 2006. The revisions to the disclosure did not affect the balance sheet as at August 31, 2006 or the statements of operations and cash flows for the year then ended.

There was no income tax impact resulting from the foregoing adjustments.

Impact of Adjustments

The following table presents the impact of the preceding adjustments to our previously reported annual results for the fiscal year ended 2006:

(thousands of Canadian dollars except per share amounts)	2006

Net loss as reported	(4,120)

Adjustments
Amortization of investment in film and television programming	177
Selling, general and administrative	(176)
Interest expense	(500)
(499)

Net loss as restated	(4,619)

Basic and diluted loss per share
Net loss as reported	(0.19)
Net loss as restated	(0.21)

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

The following table sets forth selected financial data regarding our consolidated operating results and financial position.  The data has been derived from our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  For reconciliation to accounting principles generally accepted in the United States (“U.S. GAAP”), see note 33 to the Consolidated Financial Statements as at August 31, 2007 and 2006 and for the years ended August 31, 2007, 2006 and 2005.  The financial data as at August 31, 2004 and 2003 and for the years ended August 31, 2004 and 2003 have been derived from our audited financial statements not included in this Annual Report on Form 20-F (the “Annual Report” or “Form F-20”).  There are no restatements required for these financial statements for the years ended August 31, 2004 and 2003.  The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the Consolidated Financial Statements and notes hereto included in “Item 18 – Financial Statements” in this Annual Report.

Selected Consolidated Financial and Operating Data

(in thousands, except per share data)

	Cdn$ 2007	Cdn$ 2006 Restated(4)	Cdn$ 2005	Cdn$ 2004	Cdn$ 2003
Earnings Statement Data:

Canadian GAAP

Revenue	61,787	21,258	10,747	21,236	21,465
Net (loss) earnings	(5,684)	(4,619)	1,449(1)	(484)	2,859(2)

(Loss) earnings per Common Share
Basic	(0.17)	(0.21)	0.07	(0.03)	0.24
Diluted	(0.17)	(0.21)	0.07	(0.03)	0.19
Weighted average number of Common Shares	35,840	23,741	19,254	17,314	11,998
Diluted number of Common Shares	35,840	23,741	19,273	17,314	15,093

U.S. GAAP		Restated(4)

Net (loss) earnings	(8,312)	(4,456)	2,299(1)	(1,313)	(350)

(Loss) earnings per Common Share
Basic	(0.23)	(0.19)	0.12	(0.08)	(0.03)
Diluted	(0.23)	(0.19)	0.12	(0.08)	(0.03)
Weighted average number of Common Shares	35,840	23,741	19,254	17,314	11,998
Diluted number of Common Shares	35,840	23,741	19,273	17,314	11,998

	Cdn$ 2007	Cdn$ 2006 Restated(4)	Cdn$ 2005	Cdn$ 2004	Cdn$ 2003
Balance Sheet Data:

Canadian GAAP

Total assets	150,207	83,219	51,168	57,468	36,905
Net assets	47,116	17,132	9,349	3,248	1,937
Capital stock	58,028	21,760	9,889(3)	35,925	35,878

U.S. GAAP		Restated(4)

Total assets	151,995	84,602	52,100	58,349	36,844
Net assets	45,959	14,802	6,121	(675)	(1,082)
Capital stock	87,735	50,942	39,071	35,925	35,878

(1)

Includes a gain on settlement of obligations of $2,560,000 (see Item 4.A. “Reorganization and Settlement of Obligations”).

(2)

Includes a gain on settlement of debt of $3,094,000 under Canadian GAAP.

(3)

On July 22, 2005, the shareholders authorized the reduction of our stated capital for the Common Shares in the amount of $29,707,000 Cdn which was applied to reduce the Company’s accumulated deficit.

(4)

See the “Explanatory Note” preceding Part 1, Item 1 of this Form 20-F.

See Item 5, page 24 for discussion of accounting changes and recent accounting pronouncements.

Currency and Exchange Rates

	United States Dollar per Canadian Dollars
	Fiscal Year Ended August 31
	2007	2006	2005	2004	2003
End of period	0.9449	0.9037	0.8411	0.7616	0.7217
Average for the period	0.8920	0.8714	0.8114	0.7511	0.6774
High for the period	0.9520	0.9099	0.8493	0.7879	0.7491
Low for the period	0.8503	0.8361	0.7652	0.7159	0.6258

The following table sets forth the high and low exchange rates for one United States dollar expressed in terms of one Canadian dollar for each of the last six (6) months.

	February 2008	January 2008	December 2007	November 2007	October 2007	September 2007
High for the month	1.0241	1.0096	1.0220	1.0008	1.0585	1.0087
Low for the month	0.9832	0.9686	0.9788	0.9170	1.0016	0.9468

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on March 14, 2008 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was $1.0132 (US$1.00 = Cdn$1.0132).  Unless otherwise indicated, in this Annual Report all references are to Canadian Dollars.

B.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.

RISK FACTORS

Our business is subject to a number of risks and uncertainties discussed below.  Additional risks and uncertainties not presently known to us or that we do not currently anticipate will be material, may impair our business operations and operating results and as a result could materially impact our business, results of operations, prospects and financial condition.

We may be unable to comply in a timely manner to file our financial statements for the three months ending November 30, 2007, and the Ontario Securities Commission may impose an Issuer Cease Trade Order

We are currently under a Management and Insider Cease Trade Order until such time that the financial statements for the three months ending November 30, 2007 have been filed.  Management and Insiders are not permitted to sell their shares until such time as the Cease Trade Order is lifted.  On December 13, 2007, the Ontario Securities Commission (“OSC”) issued a Management Cease Trade Order until such time as the statements are filed.  On January 28, 2008, the OSC agreed that the Management Cease Trade Order will remain in place to allow us additional time to complete the statements, provided we continue to comply with the alternative information guidelines of the OSC.  We intend to continue complying with the alternative information guidelines of the OSC until such time as we become current with its filing obligations.

We have historically generated losses and we cannot assure future profitability

We have historically generated losses and cannot assure future profitability. In three of our last five years we have reported losses.  Losses would have been recognized in the last five fiscal years absent gains on settlement of obligations.  As of August 31, 2007, we had an accumulated deficit of $(15.3) million.  If we continue to have losses in the future, we may not be able to generate positive cash flows sufficient to finance continuing activities. The inability to meet those needs could have a material adverse effect on the business, results of operations and financial condition.

We are subject to risks associated with possible acquisitions, business combinations, or joint ventures

From time to time we engage in discussions and activities with respect to possible acquisitions, business combinations, or joint ventures intended to complement or expand our business.  We may not realize the anticipated benefit from any of the transactions we pursue.  The integration of the acquired business could also require us to incur significant costs and cause diversion of management’s time and resources.  Events and circumstances subsequent to such transaction could also result in impairment of goodwill and other intangibles, development write-offs and other related expenses.  Any of the foregoing could have a material adverse effect on the business, results of operations and financial condition.

Our success depends on factors in the motion picture and television industry

The business of producing and distributing film and television programming is highly competitive and involves a substantial degree of risk. Revenues derived from the production and distribution of film and television programming depend primarily upon acceptance by the public, which is difficult to predict. Each film and television program is an individual artistic work, and unpredictable audience reactions primarily determine commercial success. Generally, the popularity of our productions depends on many factors, including the critical acclaim they receive, the actors and other key talent, their genre and their specific subject matter. The commercial success of its productions also depends upon the quality and acceptance of productions that its competitors release into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, many of which we do not control and all of which may change. We cannot predict the future effects of these factors with certainty, any of which factors could have a material adverse effect on its business, results of operations and financial condition. Some or all of our proprietary film and television programs may not be commercially successful, resulting in failure to recoup our investment or realize anticipated profits.

Revenues and results of operations may fluctuate significantly

Results of operations for any period depend on a number of factors such as on the number of film and television programs that are delivered, the price at which we are able to sell them and when the cost of the productions are within budget.  Consequently, results may vary from period to period, and the results of any one period may not indicate results for future periods. In particular, results of operations in any period depend to a large extent upon our production and delivery schedule for television programs and motion pictures.  As a result of the production cycle, its revenues are not recognized evenly throughout any given year.  Cash flows may also fluctuate and may not directly correspond with revenue recognition.

Our business requires a substantial investment of capital

Our ability to maintain and expand its development, production and distribution of proprietary programming and to cover its general and administrative expenses depends upon its ability to obtain financing through equity financing, debt financing (including credit facilities) or the sale or syndication of some or all of its interests in certain projects or other assets.  If the our access to existing credit facilities is not available, and if other funding does not become available to replace existing credit facilities should they not be available, there could be a material adverse effect on our business.

The loss of key personnel could adversely affect our business

We rely, to a significant degree on the experience, leadership and skills of senior executives who provide unique and useful services.  The loss of the services of any key personnel could have an adverse impact on our business, results of operations or financial condition.  Although we have obtained and intend to maintain “key man” life insurance coverage with respect to these personnel, there is no assurance that the proceeds would be sufficient to compensate fully for the loss of the services of any of these individuals if they were to die.

Gary Howsam, who was Peace Arch’s Chief Executive Officer, was arrested on November 5, 2007 in connection with a U.S. federal investigation into certain transactions with Comerica Bank which occurred prior to Mr. Howsam joining Peace Arch.  Mr. Howsam was put on administrative leave on November 6, 2007 and voluntarily resigned as director and Chief Executive Officer on November 23, 2007.  Jeffrey Sagansky, our Co-Chairman, is currently serving as interim Chief Executive Officer.  Although there can be no assurances, we believe that we will be able to find a suitable replacement for Mr. Howsam.

Management’s forecasts for future revenues supporting film book values may not be achieved

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

We may be unable to comply in a timely manner with the requirements of the Sarbanes-Oxley Act relating to the assessment by us of the effectiveness of our internal controls over financial reporting, and our assessment may identify material weaknesses and may result in an attestation with an adverse opinion from our auditors, each of which could adversely affect our reputation and share price

Section 404 of the Sarbanes-Oxley Act 2002 and related regulations presently requires that we perform an evaluation of our internal control over financial reporting for years ending after December 15, 2007 and have our auditors attest to such evaluations on an annual basis for years ending after December 15, 2008.  We have been and still are evaluating our internal control systems to allow our management to report on, and our auditors to attest to our internal control over financial reporting.  There can be no assurance that we will complete the necessary work to comply with all aspects of Section 404 and related regulations in a timely manner.

Weaknesses in our internal controls over financial reporting may cause us to be unable to prevent or detect material misstatements in a timely manner. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. If the assessment of our internal control over financial reporting identifies material weaknesses that must be disclosed, we may receive an attestation with an adverse opinion from our auditors as to the effectiveness of our internal control over financial reporting. Furthermore, potential acquisitions of businesses that are currently not in compliance with Section 404 requirements could lead to disclosures on currently unforeseen deficiencies in our internal control over financial reporting. This could adversely affect our ability to comply with business combinations accounting procedures in preparing our consolidated financial results. Each of these consequences could reduce the market’s confidence in our financial statements and negatively affect the price of our shares.

During the year ended August 31, 2007, we identified several material weaknesses which have been disclosed in Item 15.  If we fail to remedy any identified material weakness or fail to maintain effective control over financial reporting in the future, we may be subject to regulatory scrutiny and loss of public confidence in our internal control. All of these factors may cause our stock price to decline.

There is substantial doubt about our ability to continue as a going concern

The auditors’ report on our Consolidated Financial Statements includes comments for U.S. readers on Canada-U.S. reporting differences and note 1 to our Consolidated Financial Statements outlines factors that cast substantial doubt on our ability to continue as a going concern.  The Consolidated Financial Statements have been prepared on a going concern basis which assumes that Peace Arch will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of Peace Arch are dependent upon its ability to continue to raise adequate financing and to generate profitable operations for the future.

We have historically relied on both third party and related party financing.  Management is continuing to target sources of additional financing as well as other business and financial transactions to sustain our current and future operations.  There can be no assurances that we will be successful in raising additional cash to finance operations or that the continued support of creditors and shareholders will be available.  The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should Peace Arch be unable to continue as a going concern.

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

Reliance on a few key customers

Peace Arch’s revenue is generated in part due to production activities in numerous countries.  We have several primary customers who purchase distribution rights to the filmed product we sell.  We have several large customers through which home entertainment product is distributed.  In the year ended August 31, 2007, one customer in the Television segment represented approximately 18% of total revenues, a second customer in the Home Entertainment segment represented approximately 18% of total revenues and a third customer in the Motion Picture segment represented approximately 12% of total revenues and two customers in the Television and Motion Picture segment collectively represented approximately 11% of total revenues.  The loss of any one of its major customers would adversely affect our sales and revenues.  Furthermore, if any of our customers become insolvent or have difficulties meeting their financial obligations to us for any reason, we may suffer losses.

Sales of outstanding shares may hurt our Company’s stock price

Certain shareholders hold a substantial number of shares.  The sale of these shares could cause the trading price of our stock to substantially decline ..  In addition, such sales may create the perception by the public of difficulties or problems with our products and services or management.  Sales of these shares could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that it deems reasonable or appropriate.

The preference shares have priority over the common shares of Peace Arch

We have 4,347,825 Series I and 4,347,825 Series II preference shares outstanding as of August 31, 2007 and we have the ability to issue additional preference shares.  The preference shares shall be entitled to priority over the common shares and over any other shares of the Company ranking junior to the preference shares with respect to the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Peace Arch, whether voluntary or involuntary, or any other distribution of the assets of Peace Arch among our shareholders for the purpose of winding up our affairs.

Certain benefits could be lost by failing to meet certain government incentive programs

We currently finance a portion of our production budgets through Canadian and United States government agencies and incentive programs, including federal and provincial tax credits, as well as through similar international arrangements in the case of our international co-productions.  These tax credits combined can represent approximately 20% of an individual production budget.  We will continue to qualify for these tax credits if, among other things, Canadians beneficially own or control a majority of the voting rights of Peace Arch. If Canadians fail to beneficially own or control a majority of the voting rights at any time, we could lose such tax incentives and the costs of its productions would increase substantially. Canadian law requires Canadian conventional, specialty, pay and pay-per-view television services to devote a certain amount of their programming schedules, including prime time, to Canadian productions. If we fail to qualify as a Canadian producer, it would be more difficult to obtain time slots in Canada for our programming, a “slot” being a broadcast time period for a program. We believe we will continue to qualify as a Canadian producer for this purpose as long as, among other things, Canadians beneficially own or control a majority of the voting rights. These incentive programs, including federal and provincial tax credit programs, may be amended or eliminated in the future, which could result in a material increase in the effective cost of our productions. The loss or elimination of these tax and business incentives would have a material adverse effect on our results of operations and financial condition.

We are smaller and less diversified than many of our competitors

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

Revenues and results of operations are vulnerable to currency fluctuations

We receive a significant portion of our revenues from U.S. and international sources in U.S. dollars while our operating costs and production costs of film and television programming is primarily denominated in Canadian dollars.  Accordingly, results of operations can be affected by fluctuations in the U.S. dollar exchange rate.  The results of these fluctuations may be material.  To date, we have not entered into any material currency hedging instruments.

Results of operations are subject to interest rate fluctuations

We borrow funds from banks and other financial institutions to finance the production costs of our film and television programming that is generally incurred in advance of contracted receipts and revenues from these programs.  These loans may bear interest at rates that change as market interest rates fluctuate. A rise in interest rates would cause an increase in costs to produce film and television programs and an adverse effect on its results of operations and financial condition.

We could be adversely affected by strikes or other union job actions

Our productions employ members of a number of unions, including, without limitation, the International Alliance of Theatrical and Stage Employees, the Teamsters and the Alliance of Canadian Cinema, Television and Radio Artists.  In addition, the film and television programming produced by us generally employ actors, writers and directors who are members of the Screen Actors Guild, Writers Guild of America and Directors Guild of America, respectively, pursuant to industry-wide collective bargaining agreements. The collective bargaining agreements with the Screen Actors Guild and Directors Guild of America were each successfully renegotiated and became effective as of July 1, 2005 for a term of three years. The Writers Guild of America commenced a strike on November 5, 2007.  The Writers Guild of America entered into a new collective bargaining agreement on February 13, 2008 and it expires on May 1, 2011.  A prolonged strike by one or more of the unions that provide personnel essential to production of motion pictures or television programs could delay or halt our ongoing productions.  Such halt or delay could cause a delay or interruption in our release or new motion pictures and television programs, which could have a material adverse effect on our business, results of operations or financial condition.

Piracy of motion pictures, including digital and internet piracy may reduce the gross receipts from the exploitation of our films

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

We could be adversely affected by rapid technological changes and alternative forms of delivery or storage to remain competitive

The entertainment industry in general and the motion picture and television industries in particular continue to undergo significant technological developments.  Advances in technologies or alternative methods of product delivery or storage or certain changes in consumer behaviour driven by these or other technologies and methods of delivery and storage could have a negative effect on our business.  Examples of such advances in technologies include video-on-demand, new video formats and downloading and streaming from the internet.  An increase in video-on-demand could decrease home video rentals.  In addition, technologies that enable users to fast-forward or skip advertisements, such as Digital Video Recorders (DVRs), may cause changes in consumer behaviour that could affect the attractiveness of our products to advertisers, and could therefore adversely affect our revenues.  Similarly, further increases in the use of portable digital devices that allow users to view content of their own choosing while avoiding traditional commercial advertisements could adversely affect our revenues.  Other larger entertainment distribution companies will have larger budgets to exploit these growing trends.  If we successfully exploit these and other emerging technologies, it could have a material adverse effect on our business, results of operations and financial condition.

We face additional risks from doing business internationally

Film and television programming is distributed outside the United States and Canada through third party licensees and revenues are derived from these sources. As a result, our business is subject to certain risks inherent in international business, many of which are beyond our control. In addition to the currency fluctuation risks described above, these additional risks include: changes in local regulatory requirements, including restrictions on content; changes in the laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes); differing degrees of protection for intellectual property; instability of foreign economies and governments; cultural barriers; and wars and acts of terrorism. Any of these factors could have a material adverse effect on our business, results of operations or financial condition.

Protecting and defending against intellectual property claims may have a material adverse effect on our business

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

Because we are a Canadian corporation, it may be difficult to sue or to enforce a judgment against us

We are a Canadian corporation with our principal place of business in Toronto, Ontario.  Substantially all of our directors and executive officers and some of the experts named in this report are not residents of the U.S. and virtually all of the assets of these persons and substantially all of our assets are located outside the U.S.  As a result, it may not be possible for you to serve summons and complaints within the U.S. upon these persons or upon Peace Arch.  Similarly, it may not be possible to enforce in U.S. courts, against such persons or against us, judgments of U.S. courts based upon civil liability provisions of the U.S. federal or state securities laws.  In addition, it may be difficult in Canadian courts for you, in original suits or in suits for the enforcement of judgments of U.S. courts, to enforce civil liabilities based upon U.S. federal or state securities laws against us or our directors or executive officers, or our experts.  We have appointed National Registered Agents, Inc. of Washington, D.C., to act as agent for service of process in any action in any U.S. federal or state court brought against us under the securities laws of the U.S.

ITEM 4.

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

Peace Arch is an integrated media company that produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. We own a library of independent feature films with more than 1,000 classic and contemporary titles.

We earn revenues from the distribution of newly acquired product and productions, and the distribution of our library, as well as from the distribution of home entertainment products.  Once a production is completed and delivered, the program is then included in our library of film and television programs along with acquired programming. Through our internal sales operations, we license that programming to theatrical distributors, television broadcasters, cable companies, satellite services and home entertainment distributors around the world.

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

•

We deleted Article 29 “Restrictions on the Issue and Transfer of Shares” of our Articles of Memorandum resulting in the authorized share capital being 200,000,000 common shares with no par value as well as 25,000,000 preference shares with no par value.

•

We applied for and were accepted to continue under the Business Corporations Act (Ontario), “OBCA”. We became an Ontario corporation on September 1, 2004. Under the articles of continuance (the “Articles”) Peace Arch’s authorized share capital was changed to an unlimited amount of common shares with no par value and an unlimited amount of preference shares with no par value.

On August 24, 2005 under the Business Corporations Act (Ontario), by special resolution, the following occurred:

•

We altered our Articles by re-designating the Series I Non-Voting Preference Shares as “Series I Preference Shares” and Series II Non-voting Shares as “Series II Preference Shares”.

•

We altered our Articles to change the Series I and Series II Preference Shares from non-voting to voting shares on the basis of one vote for each outstanding Series I Preference Share and one vote for each outstanding Series II Preference Share, and to re-designate such shares as series I Voting Preference Shares and Series II Voting Preference Shares.

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

Our registered and principal office’s address and phone telephone number are:  1867 Yonge Street, Suite 650, Toronto, Ontario M4S 1Y5, (416) 783-8383. We also operate offices in Vancouver (Canada), Los Angeles (United States), and New York (United States).

Our agent for service in the United States is National Registered Agents Inc., 1090 Vermont Avenue, NW, suite 910, Washington, D.C. 20005.

Neither Peace Arch nor any of its subsidiaries have been subject to any bankruptcy, receivership or any similar proceedings.

There have been no indications of any public takeover offers by third parties in respect to our shares or by us in respect of other companies’ shares which have occurred during the last and current financial year.

Recent Developments

Change in Management

On November 5, 2007, Gary Howsam, our former Chief Executive Officer was arrested in connection with a U.S. federal investigation into certain transactions between Comerica Bank of California and Mr. Howsam which occurred prior to Mr. Howsam joining Peace Arch in 2003.  Mr. Howsam was placed on administrative leave pending the outcome of the investigation following his arrest.  On November 23, 2007, Mr. Howsam voluntarily resigned as a director and as Chief Executive Officer.  Peace Arch and its subsidiaries are not a party to these proceedings.  Jeffrey Sagansky, Co-Chairman of the Board of Directors, is serving as Chief Executive Officer.  Mr. Sagansky is an entertainment industry veteran having held such positions as Chief Executive Officer of CBS Entertainment, Co-President of Sony Entertainment and President of Tri-Star Pictures.  Furthermore, the board has been assessing management’s requirements and is focused on locating the appropriate successor to Gary Howsam on a permanent basis.  Subsequent to the change in Management, the key executives of the Company re-evaluated the business model with a focus on internal operations, synergies with recently acquired businesses and liquidity, in an effort to produce sustainable operating results and cash flows to improve the overall financial health of Peace Arch.

In June 2004, Peace Arch’s subsidiary Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.) was named as one of several defendants in an action brought by Comerica Bank of California in connection with the allegations for which Mr. Howsam our former Chief Executive Officer, was arrested.  We believe that this claim asserted against Peace Arch’s subsidiary is without merit because, among other things, the alleged events on which the claim is based occurred years prior to the formation of Peace Arch Motion Pictures Inc.  We do not expect the outcome of this proceeding to have a materials adverse effect on our financial position, results of operations, or liquidity.  The claim is subject to arbitration which has been stayed pending the outcome of the criminal allegation against Mr. Howsam.

Business Acquisitions

Castle Hill Productions Inc. and Dream LLC

On December 21, 2006, we acquired 100% of the issued and outstanding shares of Castle Hill Productions Inc. and 100% of the issued and outstanding member units of Dream LLC (“Castle Hill/Dream”).  The Castle Hill/Dream acquisition provides us with the rights to distribute a library of titles in the U.S. and internationally, and with an experienced management team to further enhance our capacity to exploit our own and other television programming and feature film packages.  The cost of the purchase was US$9.5 million (Cdn$11.1 million) consisting of cash consideration of $9.2 million paid at the time of closing, 1,120,419 common shares of Peace Arch valued at $1.2 million and direct costs of the acquisition of $687,000.  The fair value of the common shares issued of $1.03 per share was based on Canadian exchange stock price quotation, and was determined based on the date the transaction was announced and final agreement was reached.

The cash component of the transaction was financed by (i) a term loan of US$2.7 million (Cdn$3.2 million) from a financial institution, (ii) an increase to an existing loan facility from a second financial institution totalling US$1.8 million (Cdn$2.1 million). The balance outstanding as at August 31, 2007 is US$559,000 (Cdn$590,000). The loan is due December 15, 2009, bears interest at the rate of LIBOR plus 2.75% and is secured by certain project related accounts receivable of Peace Arch, (iii) a loan from the second financial institution in the amount of US$2.8 million (Cdn$3.2 million), which bears interest at the rate of LIBOR plus 2.25% and is secured by an existing project related accounts receivable.  The loan was repaid during the year ended August 31, 2007, and (iv) the balance from our available cash.

In conjunction with the provision of loans described in the preceding paragraph, we incurred aggregate financing costs of $381,000.

The acquisition of Castle Hill/Dream has been accounted for by the purchase method and the results of operations of Castle Hill/Dream have been included since December 21, 2006.  The cost of the purchase has been allocated to the assets acquired and liabilities assumed based on the fair values of such assets and liabilities. Goodwill resulted from this purchase and is attributable to synergies in the distribution activities of Peace Arch and Castle Hill/Dream.  A portion of the cost of acquisition of $1.2 million, which is a preliminary allocation, has been attributed to customer relationships and is included in intangible assets.

Trinity Home Entertainment, LLC

On July 3, 2007, we acquired 100% of the membership interests of Trinity Home Entertainment, LLC (“Trinity”).  The purchase of Trinity provides us with a home entertainment studio in the U.S. that distributes videocassettes, DVDs and ancillary merchandise to retailers and mass merchandisers in the U.S.  The cost of the purchase was US$10.0 million (Cdn$10.6 million) consisting of 229,358 common shares of Peace Arch valued at US$482,000 (Cdn$511,000), cash consideration of US$7.5 million (Cdn$7.9 million) paid at the time of closing, future cash consideration of US$1.7 million (Cdn$1.8 million) and direct costs of the acquisition of $328,000.  Pursuant to the purchase agreement on closing of the transaction, we deposited into an interest bearing escrow account a maximum additional consideration of US$2.0 million (Cdn$2.1 million) based on Trinity’s achieving certain financial results as reported on its audited financial statements for the year ended December 31, 2006.  At August 31, 2007 the Canadian dollar converted amount of the deposited funds was $2.1 million.  Trinity’s financial results for the year ended December 31, 2006 gave rise to US$1.7 million (Cdn$1.8 million) of the contingent consideration and was paid subsequent to the year end from the proceeds of a private placement completed on June 8, 2007.

The fair value of the common shares issued of $2.23 per share was based on Canadian exchange stock price quotation and was determined based on the date the transaction was announced and agreement was reached.  The cash component of the transaction was financed by a portion of the net proceeds of a private placement completed on June 8, 2007.

The acquisition of Trinity has been accounted for by the purchase method and the results of operations have been included since July 3, 2007.   The cost of the purchase has been allocated to the assets acquired and liabilities assumed based on the fair values of such assets and liabilities. Goodwill resulted from this purchase and is attributable to synergies in the distribution activities of Peace Arch and Trinity.  A portion of the cost of acquisition of $2.1 million, which is a preliminary allocation, has been attributed to customer relationships and is included in intangible assets.

Dufferin Gate Productions Inc.

On July 27, 2007, we acquired 40.01% of the issued and outstanding shares of Dufferin Gate Holdings Inc. (“DGH”), the parent corporation of Dufferin Gate Productions Inc. (“Dufferin Gate”), a Canadian company that provides production services and facilities, and subscribed for 19.98 Class A voting preferred shares, such that together we own 50% of the voting rights in DGH.  We also entered into an arrangement whereby the remaining common shares can be put to Peace Arch by the holder or called by Peace Arch in 2008 as further explained below. As the put arrangement represents a financial liability as opposed to an equity interest in DGH, we are deemed to have acquired 100% of the residual interest in DGH and have consolidated 100% of DGH effective July 27, 2007.

The cost of the purchase was $4.8 million consisting of $2.2 million cash consideration paid at the time of closing, direct costs of acquisition of $83,000 and future consideration with a fair value of $2.6 million consisting of $2.0 million cash and common shares of Peace Arch valued at $600,000.  The purchase was financed by a portion of net proceeds of a private placement completed on June 8, 2007.

On the date of the acquisition, we entered into an agreement (“the put option agreement”) with the remaining shareholder, requiring us to purchase all of the issued and outstanding shares of the holding company that owns the remaining issued and outstanding shares of DGH for a price of $3.2 million consisting of $2.6 million cash and common shares of Peace Arch with a value of $600,000. The put option is exercisable no later than January 31, 2008.  Pursuant to the terms of the put option agreement, we deposited $2.6 million in an interest bearing escrow account; interest of $11,000 has accrued and is payable to the shareholder.  Upon the exercise of the put option, funds are released as follows: (i) $2.2 million immediately, (ii) $225,000 six months following the date of exercise of the option and (iii) $224,000 eighteen months following the date of exercise of the option.  The future releases are dependent on continued employment of the principal of DGH, and accordingly, this amount is being accrued as compensation cost over the period the amounts vest. The fair value of the common shares to be issued is determined based on the date that the put option is exercised.

On the same date, we entered into an agreement (“the call option agreement”) with the remaining shareholder, requiring the shareholder to sell all of the issued and outstanding shares of a holding company that owns the remaining issued and outstanding shares of DGH for a price of $3.2 million consisting of $2.6 million cash and common shares of Peace Arch valued at a fixed and determinable amount of $600,000.  The call option is exercisable no earlier than February 1, 2008 and no later than January 31, 2009.

On January 7, 2008, the remaining shareholder exercised the put option requiring us to acquire the remaining 59.99% of the outstanding shares of Dufferin Gate.  Pursuant to the exercise of the put option agreement, we purchased all of the issued and outstanding shares of the holding company that owns the remaining issued and outstanding shares of DGH for $3.2 million, consisting of cash consideration of $2.6 million and 393,781 common shares of Peace Arch valued at $600,000.  The fair value of the common shares issued of $1.52 per share was based on Canadian exchange stock price quotation and was based on the date the put option was exercised.  In addition, on January 10, 2008, we released $2.2 million from an interest bearing escrow account.

The acquisition of Dufferin Gate has been accounted for by the purchase method and the results of operations have been included since July 27, 2007.  The cost of the purchase has been allocated to the assets acquired and liabilities assumed based on the fair values of such assets and liabilities. Based on a preliminary allocation, goodwill resulted from this purchase and is attributable to production management infrastructure by the use of the studio facility and the personnel already in place.

kaBOOM! Entertainment Inc.

On January 23, 2006, we acquired 100% of the issued and outstanding shares of kaBOOM! Entertainment Inc. (“kaBOOM”), a home entertainment studio in Canada that distributes videocassettes, DVDs and ancillary merchandise to retailers and mass merchandisers in Canada.  The cost of the purchase was $7.0 million, consisting of 1,033,058 common shares of Peace Arch valued at $500,000, 50,000 options of Peace Arch valued at $17,000, cash consideration of $3.0 million paid at the time of closing, future cash consideration of $3.2 million and direct costs of the acquisition of $264,000.  The fair value of the common shares issued of $0.48 per share was based on Canadian exchange stock price quotation, and was determined based on the date the transaction was announced and agreement was reached.  The options, which are fully vested, entitle the holder to acquire shares of Peace Arch at an exercise price of $0.41.

The purchase agreement also provided for payment of a maximum additional consideration of $1.0 million based on kaBOOM’s achieving certain results of operations for the 12 months ending April 30, 2006. kaBOOM’s results of operations for the 12 months ended April 30, 2006 gave rise to the full amount of the contingent consideration becoming payable.  The additional consideration has been included as a cost of the purchase.  The future cash consideration of $4.2 million was settled from the proceeds of a private placement completed on June 7, 2006.

The obligations to settle the future cash consideration were supported by letters of credit amounting to $4.2 million which were provided by a financial institution and certain of the preferred shareholders.  In addition, the financial institution provided a term loan of $3.5 million, which was settled from part of the net proceeds of a private placement completed on June 7, 2006.

In conjunction with the provision of the financing described in the preceding paragraph, we incurred aggregate costs of $701,000, consisting of 731,060 common shares with a fair value of $325,000 issued to the financial institution, 245,291 common shares with a fair value of $108,000 issued to the preferred shareholders, and other fees and costs payable in cash of $268,000.  These costs are amortized over the term of the loan and lines of credit.  We also paid certain share issuance costs amounting to $25,000, which were charged to capital stock during the year ended August 31, 2006.

The acquisition of kaBOOM has been accounted for by the purchase method and the results of operations of kaBOOM have been included since January 23, 2006.

Private Placements

On June 8, 2007, we completed a private placement of 13.2 million common shares for gross proceeds of $33.0 million (net proceeds of $29.8 million).  The net proceeds were used to repay loans from related parties in the amount of $4.9 million and $2.7 million plus related interest, $10.1 million was used to finance the acquisition of Trinity, and $4.8 million for DGH.  The remaining net proceeds will be used for general working capital purposes and to finance the acquisition of DGH.

Pursuant to an advisory agreement, we granted as partial compensation to retain an investment banker as financial advisor in various financing and acquisition activities, a warrant to purchase up to 400,000 common shares at an exercise price of $2.50 per share, exercisable until June 8, 2011.

Reorganization and Settlement of Obligations

(a)

Settlement of loan payable to a related party

On May 10, 2004, we entered into an agreement with an affiliate of a member of senior management to loan the Company US$250,000 (Cdn$182,500). The loan had interest at the rate of 18% per annum. On April 30, 2007, we issued 277,406 common shares valued at $860,000 for settlement of a loan payable, in the amount of US$250,000 (Cdn$285,000) and interest in the amount of US$151,000 (Cdn$174,000).  The fair value per common share of $1.67 was determined based on the date the loan was settled.  We recorded a loss on settlement of $396,000.

(b)

Settlement of dividends payable on preferred shares

On October 24, 2006, we issued 71,318 common shares in settlement of $71,000 of Series I and II preference share dividends payable to a director (49,920 common shares valued at $49,421) and certain preferred shareholders. The value of the shares issued to settle the liability was $84,000, and therefore we recorded a loss on settlement of the dividends of $13,000.

On January 12, 2007, we issued 39,907 common shares in settlement of $43,000 of dividends payable to certain preferred shareholders. The value of the shares issued to settle the liability was $43,000, and therefore we recorded no gain or loss on settlement.

During the year ended August 31, 2006, we issued 178,620 common shares in settlement of $97,000 of dividends payable to certain preferred shareholders.  The value of the shares issued to settle the liability was $123,000, and therefore we recorded a loss on settlement of the dividends of $26,000.

(c)

Settlement of obligation to issue shares and liability to Fremantle

Pursuant to the reorganization described in note 3(b) of the consolidated financial statements, Peace Arch renegotiated its debts with Fremantle and Comerica.

Debt restructuring

During the year ended August 31, 2002, we entered into an agreement with Fremantle, an existing trade creditor, whereby Fremantle agreed to exchange its trade payable balance of $7,783,000 for a term loan secured by a charge on the assets of Peace Arch and a secured interest in certain copyrights to productions. Subsequent to August 31, 2002, we failed to make scheduled repayments of principal and interest owing.

Pursuant to a Debt Repayment Agreement, Fremantle agreed to restructure the remaining $7,580,000 term loan by revising the source of debt repayments and security to be restricted to the business, assets, and undertakings of Peace Arch as they existed immediately prior to January 30, 2003 (the “pre-existing assets”). The new debt had no fixed repayment dates. Interest and principal were payable from the income streams of the pre-existing assets, subject to priority interests. The revised terms also excluded a previous right of prepayment by Peace Arch of all outstanding amounts.

Under the terms of the Debt Repayment Agreement, we issued to Fremantle a Conversion Right Certificate wherein it was agreed that if any amount of the Fremantle debt, including unpaid interest, remained outstanding as of December 31, 2004, Fremantle would have the right to convert such unpaid amount to common shares in the capital of Peace Arch.  Accordingly, 2,527,000 common shares, which represent the number of shares that could be issued for the principal amount of debt of $7,580,000, were reserved for issuance.

Obligation to issue shares

At that time, we estimated that the fair value of the obligation to issue shares to Fremantle and Comerica (“the Lenders”) was $2,887,000 and charged that amount against a computed gain arising on the modification of the debt. Since, upon exercise by the Lenders of their respective conversion instruments, we had issued a right to the Lenders to receive a variable amount of shares in settlement of their loans, we reflected the amount as a liability.

During the year ended August 31, 2005, Fremantle converted its $8,793,000 note plus interest for 2,931,125 shares of Peace Arch’s common stock. As a result of Fremantle’s conversion, we recognized a gain on settlement (including change in value of the obligation up to settlement) of our obligation to issue shares of $1,105,000 representing the difference between the carrying amount of the obligation and the fair value of our common stock issued on the conversion date and a gain on settlement of liability of $1,455,000 representing the extinguishment of our distribution liability to Fremantle.

(d)

Settlement of liability to Comerica

During the year ended August 31, 2001, we guaranteed a loan due to Comerica to a maximum of US$2,075,000 on behalf of a co-production partner. During the year ended August 31, 2002, the co-production partner defaulted on its loan payments. As at August 31, 2002, the related outstanding debt was US$1,075,000 (Cdn$1,675,000) which we recognized as an obligation and receivable due from the co-producer. The receivable was written off at that time.

Pursuant to the Release and Reconstitution Agreement, the terms of the loan guarantee were restructured to restrict repayment of the obligation to the ultimate proceeds of specific exploitation rights secured under the original loan agreement and, subject to priority interests, including repayment to Fremantle, to the pre-existing assets. We also issued a Conversion Right Certificate to Comerica wherein it was agreed that if any amount of the loan remained outstanding as of December 31, 2005, Comerica would have the right to convert such unpaid amount to common shares in the capital of Peace Arch.  Accordingly, we reserved a sufficient number of shares that could be issued in settlement of the $1,675,000 obligation.

During the year ended August, 31, 2006, Comerica converted its US$1,075,000 (Cdn$1,675,000) loan for 215,000 common shares in Peace Arch.  We recognized a loss of $15,000 on the settlement of its obligation, which represents the extinguishment of our distribution liability to Comerica.

As a result of the above, we have recognized a (loss) gain on settlement of its obligations as follows:

	2007	2006	2005

Settlement of loan payable (a)	(396)	-	-
Settlement of dividends payable (b)	(13)	(26)	-
Settlement of liability to Fremantle (c)	-	-	1,455
Settlement of obligation to issue shares (c)	-	-	1,105
Settlement of liability to Comerica (d)	-	(15)	-

	(409)	(41)	2,560

B.

BUSINESS OVERVIEW

GENERAL

Peace Arch is an integrated media company that produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. We own a library of independent feature films with more than 1,000 classic and contemporary titles, and are a leading distributor of DVDs and related products in Canada and the United States.

We earn revenues primarily from two sources:  the distribution of newly acquired product and productions, and the distribution of its library.  Once a production is completed and delivered, the program is then included in our library of film and television programs along with acquired programming. Through our internal sales operations, we license that programming to theatrical distributors, television broadcasters, cable companies, satellite services and home entertainment distributors around the world.

Peace Arch has six locations, two in Toronto, one in Vancouver, two in Los Angeles and one in New York. We manage our business in three operating segments: Motion Picture, Television, and Home Entertainment.

Motion Picture

We produce or acquire feature films intended for DVD or television premieres as well as intended for worldwide theatrical release. The Motion Picture segment derives its revenues by licensing distribution rights to these productions to sub-distributors in various territories and media throughout the world.   We also distribute a catalogue of approximately 1,000 titles.  This library is available for exploitation in DVD and television.

Television

Our Television segment derives revenues by licensing television films, series of episodes, documentaries and other programming produced or acquired by us to broadcasters, cable and satellite television providers and home entertainment distributors domestically and abroad. Over the past two years, we expanded our television division beyond our traditional lifestyle and documentary niche to include made-for-television movies and mini-series. Continued growth in the cable and satellite television markets has driven increased demand for nearly all genres of television programming.

Home Entertainment

Our Home Entertainment segment derives its revenues from the distribution of DVDs and ancillary merchandise to retailers in Canada and the United States.  It provides a full range of services relating to the licensing, marketing sales and distribution of its products. It distributes sell-through and rental films across a wide variety of genres, such as children’s and family, special interest and live action feature films.

Corporate

Our corporate segment is primarily a corporate services group providing support to the operating segments for information technology, finance, human resources, legal, investor relations and other corporate services.

Existing Library

Peace Arch has built one of the largest libraries of independent feature films in the world, featuring more than a 1,000 classic and contemporary titles, over 100 television episodes and over 30 documentaries.

REVENUE STREAMS

We report our results of operations in three reportable segments, Motion Picture, Television, and Home Entertainment representing its principal business activities. The Motion Picture segment focuses its activities on the acquisition and worldwide exploitation of motion picture content. The Television segment focuses its activities on the acquisition, production and worldwide exploitation of television content.  The Home Entertainment segment focuses its activities on marketing and licensing videos, DVDs and ancillary merchandise to most of the major retail outlets in Canada.

The table below shows the breakdown of revenues by segments during our past three fiscal years:

	Year Ended August 31,
(in millions of Canadian dollars)	2007	2006	2005
Revenues by Segment
Motion Picture	14.0	9.4	9.2
Television	25.6	2.3	1.5
Home Entertainment	22.2	9.6	-
Total Revenues	61.8	21.3	10.7

Over the past three years, an average of approximately 22% of Peace Arch’s revenue was generated outside of North America. We expect that recent additions to Peace Arch’s sales force will generate revenue growth in all geographical markets.  The revenues generated in Europe and other markets increased in 2007 due to having a larger supply of programming available to European buyers than in fiscal 2006.  The increase in Canadian revenues in fiscal 2007 was due primarily to the addition of revenues from the acquired Home Entertainment business segment of the Company.

The table below shows the breakdown of total revenues by geographic market during our past three fiscal years:

	Year Ended August 31,
(in millions of Canadian dollars)	2007	2006	2005
Revenues by Geographic Market
Canada	29.7	11.9	3.9
U.S.	20.0	3.4	4.9
Europe and other markets	12.1	6.0	1.9
Total Revenues	61.8	21.3	10.7

SEASONALITY

Results of operations for any period are dependent on the number, timing and commercial success of motion pictures and television programs delivered or made available to various media, none of which can be predicted with certainty.  Home Entertainment results of operations are impacted by strong sales in the Christmas season and during the first and second quarters.  Consequently, results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods.  Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

MARKETING AND DISTRIBUTION CHANNELS

Peace Arch has an international marketing and sales division in Los Angeles, California, through which we manage licensing of our motion pictures. We also market and distribute titles directly to existing pay and free television, home video and other markets. Our international distribution capability enables us to enhance revenue and margins through:

(i)

controlling the exploitation of our own and third party programming in order to optimize the revenue potential of productions and our library; and

(ii)

improving our understanding of the market and thereby enhancing our ability to package commercially successful productions.

Strategically, we have been growing our in-house sales division, since the trend expected from this strategy is increased international sales. The costs of such a strategy are direct costs of maintaining a sales operation and the costs of marketing and distributing the films Peace Arch sells. We believe that representing our own product assures meaningful control over the exploitation of acquired or produced films.

During 2006, we hired a Vice President of Public Relations.  Together with the President of Peace Arch, the Vice President of Public Relations and an investor relations firm, based in Los Angeles, are working on exposing us to the business and entertainment trade press to have the Peace Arch name become more mainstream.

Relationships with Licensors and Licensees

We believe that relationships with domestic and international broadcasters, distributors, financing sources and creative talent are important to the successful expansion of the proprietary motion picture and television business. We have produced programming in association with a variety of U.S. and international broadcasters and distributors including, Buena Vista Television, Genius Products, Inc., Lions Gate Entertainment, NuImage, Showtime Networks and Sony. Peace Arch has long-standing relationships with the Canadian broadcast community, including Motion Picture Distribution LP, CTV, CBC, Knowledge Network and The Family Channel. Motion Picture Distribution LP has acquired distribution rights to many Peace Arch feature films for all media in Canada, the United Kingdom, and Spain.  Peace Arch continues to establish relationships with key licensees (Showtime, Motion Picture Distribution LP, Genius Products, Inc., Sony, Corus, Movie Central, RHI Entertainment and CBC) and leading retailers worldwide to promote Peace Arch distribution rights.

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

COMPETITION

Feature film production and distribution and home entertainment is a highly competitive business. The most important competitive factors include popular appeal, artistic excellence and cost effectiveness. We face intense competition from other Canadian and international producers and distributors, many of whom are substantially larger and have greater financial resources than Peace Arch.

DVD distribution continues to be a highly competitive sector as there is competition from the major film studios and independents.  However there are significant barriers to entry as the systems and technology requirements required to service the major national retailers are substantial.

We also compete with other television and production companies for ideas and story lines created by third parties as well as for actors, directors and other personnel required for production.

The major U.S.-based motion picture studios are our main competitors in Canada including Sony, Fox, Universal, Paramount, Disney and Warner Bros.  All other Canadian motion picture distributors in the aggregate have historically represented less than a 10% share of theatrical box office receipts.  In the United States, we compete with each of the aforementioned studios together with major independents like Lionsgate, The Weinstein Company, Summit and Overture.

REGULATION

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

Industry Incentives

Refundable Income Tax Credit – Federal

Film and television productions undertaken by qualified Canadian corporations are eligible for a refundable tax credit under the Canadian Income Tax Act. The tax credit equates to 25% of the lesser of qualified labour expenditures and 50% of eligible costs of production of a given project. The credit is calculated on the basis of each individual production and is available to taxable Canadian corporations whose activities are primarily Canadian film or video production carried on through a permanent establishment in Canada which is Canadian-controlled as determined under the Investment Canada Act.  In fiscal 2007 and 2006, the Company was eligible for federal refundable income tax credits amounting to $2,305,000 and $235,000, respectively.

Refundable Income Tax Credit – Province of British Columbia

Under the terms of the current film and television provincial tax credit system under the Income Tax Act (British Columbia), the Province of British Columbia offers refundable tax credit incentives for British Columbia film productions.  The incentives as at August 31, 2007 are as follows:

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

•

A digital animation or visual effects incentive of 15% of the accredited qualified British Columbia labor expenditures directly attributable to digital animation or visual effects activities.  This tax credit must be accessed in conjunction with the Basic tax credit.

Eligible labor expenditures are limited to 48% of the total production costs, net of government assistance. The credit is calculated on the basis of each individual production and is available only to a qualified corporation having a permanent establishment in British Columbia and carrying on an eligible film or television production business through a permanent establishment in Canada. In fiscal 2007 and 2006, Peace Arch was eligible for refundable income tax credits under the British Columbia program amounting to $1,493,000 and $274,000, respectively.

Ontario Film and Television Tax Credit– (“OFTC”)

Under the terms of the current film and television provincial tax credit system under the Income Tax Act (Ontario), the Province of Ontario offers refundable tax credit incentives for Ontario film productions.  The incentives as at August 31, 2007 are as follows:

•

30% of qualified Ontario labor expenditures.

•

A regional incentive equal to 10% of qualified Ontario labor expenditures for productions where principal photography occurs outside of the Greater Toronto area in Ontario.

Eligible labor expenditures are limited to 60% of the total production costs, net of government assistance.  The credit is calculated on the basis of each individual production and is available only to a qualified corporation having a permanent establishment in Ontario and carrying on an eligible film or television production business through a permanent establishment in Canada.  In order to access the basic credit, persons domiciled in Ontario must also control the corporation.  In addition, in order to access the basic credit, the producer of the eligible production must be an Ontario resident for tax purposes. In fiscal 2007 and 2006, Peace Arch was eligible for refundable income tax credits under the Ontario program amounting to $821,000 and $nil, respectively.

Ontario Production Services Tax Credit – (“OPSTC”)

Under the terms of the current film and television provincial tax credit system under the Income Tax Act (Ontario), the Province of Ontario offers refundable tax credit incentives for Ontario film productions.  The incentives as at August 31, 2007 are as follows:

•

Basic incentives equal 18% of qualified Ontario labor expenditures.

•

A regional incentive equal to 3% of qualified Ontario labor expenditures for productions where principal photography occurs outside of the Greater Toronto Area

British Columbia Production Services Tax Credit

The British Columbia production services tax credit is an economic initiative designed to encourage film, television, digital animation and visual effects production in British Columbia.  The incentives as at August 31, 2007 are as follows:

•

Basic incentives equal 18% of qualified British Columbia labor expenditures;

•

A regional incentive equal to 6% of qualified British Columbia labor expenditures for productions where principal photography occurs outside of the Greater Vancouver area in British Columbia; and

•

A digital animation or visual effects incentive of 15% of the accredited qualified British Columbia labor expenditures directly attributable to digital animation or visual effects activities.  This tax credit must be accessed in conjunction with the Basic Production Services tax credit.

Federal Production Services Tax Credit (“PSTC”)

The Federal PSTC is a mechanism designed to encourage the employment of Canadians, by a taxable Canadian or a foreign-owned corporation with a permanent establishment in Canada, the activities of which are primarily film or video production or production services. The Federal PSTC is a tax credit equal to 16% of salary and wages paid to Canadian residents or taxable Canadian corporations. This refundable tax credit has no cap on the amount which can be claimed and is available to taxable Canadian corporations or foreign-owned corporations with permanent establishments in Canada.

Canadian Television Fund (“CTF”)

The Canadian Television Fund was created in 1996 to support the production and broadcast of high quality, distinctively Canadian television programs. The CTF is a public-private partnership, financed by contributions from the Government of Canada, the Canadian cable and direct to home satellite industries and Telefilm Canada.

Other Incentives

We have also utilized production financing from other government sources including British Columbia Film, The Independent Production Fund and CanWest Independent Producers Fund.  There are government incentives in the other provinces, available for our use that we may access in the future.

Copyright Ownership

One of our strategies is to maintain ownership (or co-ownership, in the case of treaty co-productions) of the copyright to all of our films and programming in order to exert greater control over the exploitation of those films and to build significant future asset value.  While a substantial portion of our projects’ ultimate revenues are generated in their initial distribution cycle, commercially successful motion pictures may continue to generate revenues after the project's initial distribution cycle from the re-licensing of distribution rights in certain media and from the licensing of distribution rights to new media and technologies. As the owner or co-owner of the copyright for the projects we produce, we are able to exploit those films in any medium in perpetuity.  In addition, we may profit from revenue streams that can be derived from the exploitation of ancillary and derivative rights from these motion pictures, including sequels, remakes, television series, Internet-based content, merchandising, interactive games, book and music publishing and soundtracks and as-yet undeveloped media.

Intellectual Property

We have the trademarks "Peace Arch Entertainment” registered in Canada, the United States and the European Union.  As well, the name “Peace Arch Entertainment Group Inc.” and the relevant logo design are registered in Canada and the United States.

C.

ORGANIZATIONAL STRUCTURE

The following provides information about our intercorporate relationships with our principal subsidiaries as of August 31, 2007.  As of that date, we beneficially owned, directly or indirectly 100% of the voting and non-voting securities of each of these subsidiaries.  Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and note more than 10% of the consolidated revenues of our company, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of Peace Arch at August 31, 2007, have been omitted.

Subsidiary	Jurisdiction	Percentage of Voting Securities Held/Controlled
Peace Arch Films Limited	England and Wales, U.K.	100%
Peace Arch Motion Pictures Inc.	Ontario, Canada	100%
Peace Arch Home Entertainment Inc.	Ontario, Canada	100%
Peace Arch Project Development Corp.	British Columbia, Canada	100%
Peace Arch Television Ltd.	Ontario, Canada	100%
Peace Arch WTD Pictures Inc.	Ontario, Canada	100%
Peace Arch LA, Inc.	California, United States	100%
Peace Arch Financing Inc.	Ontario, Canada	100%
Peace Arch Films Ltd.	Ontario, Canada	100%
Peace Arch Rights Company Inc.	Ontario, Canada	100%
Peace Arch Pictures Inc.	Ontario, Canada	100%
Peace Arch Home Entertainment (USA) LLC	California, United States	100%
Castle Hill Productions Inc.	New York, United States	100%
Dream LLC	New York, United States	100%
John Flock Productions Inc.	California, United States	100%
SUN/GFT Flies Films Inc.	Saskatchewan, Canada	50% (1)
Redwood/GFT Keeper Films Inc.	British Columbia, Canada	49%(2)
The Eyes Project Development Corp.	British Columbia, Canada	49%(3)
Dufferin Gate Holdings Inc.	Ontario, Canada	40.01%(4)

(1)

Peace Arch owns 50% of the Common Shares of SUN/GFT Flies Films Inc., and exercises voting control over the remaining 50% of the Common Shares.

(2)

Peace Arch owns 49% of the Commons Shares of Redwood/GFT Keeper Films Inc., and exercises voting control over the remaining 51% of the Common Shares.

(3)

Peace Arch owns 49% of the Common Shares and 99% of the Preferred Shares of The Eyes Project Development Corp., and exercises voting control over the remaining 51% of the Common Shares.

(4)

Peace Arch owns 40.01% of the common shares of Dufferin Gate Holdings Inc. and exercises voting control over this percentage of securities.

D.

PROPERTY, PLANTS AND EQUIPMENT

We have two offices in Toronto, and one in Vancouver (Canada), two in Los Angeles (U.S.), and one in New York (U.S.). Our corporate head office is located at 1867 Yonge Street, Toronto, Ontario, M4S 1Y5.

As of August 31, 2007, we leased the following properties:

Address	Amount of Space Square Feet	Use of Property
1867 Yonge Street, Toronto, Ontario	15,384	Office space
88 Wingold Avenue, Toronto, Ontario	7,000	Storage space
8687 Yukon Street, Vancouver. B.C.	6,960	Office space
413 Bedford Road, Pleasantville, New York	2,500	Office space
4640 Admiralty Way, Marina Del Rey, California	4,192	Office space
1800 Bridgegate Street, #103, Westlake Village, California	1,300	Office space

In addition, we own a studio property, comprised of approximately 75,550 sq. ft., located at 20 Butterick Road, Toronto, ON M8W 3Z8, for the purpose of a production facility.

There are no environmental issues related to the above mentioned properties.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of Peace Arch and the Notes relating thereto, included as item 18 in this Form 20-F. The information contained in this Item 5 refers to Financial Statements of Peace Arch, which are presented in Canadian dollars and are prepared in accordance with Canadian GAAP.

Canadian GAAP differs in certain significant respects from U.S. GAAP. Reconciliation to U.S. GAAP is set forth in Note 33 to the Notes to the Consolidated Financial Statements. Historical results of operations, percentage relationships and any trends that may be inferred there from are not necessarily indicative of the operating results of any future period.

RECENT DEVELOPMENTS

On November 5, 2007, Gary Howsam, our former Chief Executive Officer was arrested in connection with a U.S. federal investigation into certain transactions between Comerica Bank of California and Mr. Howsam which occurred prior to Mr. Howsam joining Peace Arch in 2003.  Mr. Howsam was placed on administrative leave pending the outcome of the investigation following his arrest.  On November 23, 2007, Mr. Howsam voluntarily resigned as a director and as Chief Executive Officer.  Peace Arch and its subsidiaries are not a party to these proceedings.  Jeffrey Sagansky, Co-Chairman of the Board of Directors, is serving as Chief Executive Officer.  Mr. Sagansky is an entertainment industry veteran having held such positions as Chief Executive Officer of CBS Entertainment, Co-President of Sony Entertainment and President of Tri-Star Pictures.

In June 2004, Peace Arch’s subsidiary Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.) was named as one of several defendants in an action brought by Comerica Bank of California in connection with the allegations for which Mr. Howsam our former Chief Executive Officer, was arrested.  We believe that this claim asserted against Peace Arch’s subsidiary is without merit because, among other things, the alleged events on which the claim is based occurred years prior to the formation of Peace Arch Motion Pictures Inc.  We do not expect the outcome of this proceeding to have a material adverse effect on our financial position, results of operations, or liquidity.  The claim is subject to arbitration which has been stayed pending the outcome of the criminal allegation against Mr. Howsam.

OVERVIEW

We are committed to expanding the way we deliver content to viewers by building our distribution business and focusing on the strength of our brands. Ownership of distribution rights in film and television programming provides a source of both current and future cash flows. Through growth and exploitation of a library of film and television distribution rights, we will realize the benefit of future revenue streams providing a source of long term cash flow and value to Peace Arch.

We have begun to formalize key international distribution relationships which can reliably support the financing and exploitation of our products. While maintaining a conservative production financing strategy based on single-production, non-recourse bank loans supported in large part by presales of distribution rights and tax credits, we are also working to enhance our ability to support financing of projects through exclusive funding agreements with third party interim and equity financiers. We will focus on building and maintaining liquidity and capital resources to fund strategic acquisitions to support our growth.

A.

OPERATING RESULTS

We measure the success of our strategies using a number of key performance indicators. These have been outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

Use of Non-GAAP Financial Measures

In addition to the results reported in accordance with Canadian GAAP, we use various non-GAAP financial measures, which are not recognized under Canadian or U.S. GAAP as supplemental indicators of our operating performance and financial position.  These non-GAAP financial measures are provided to enhance the user’s understanding of our historical and current financial performance and our prospects for the future.  Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between years.

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

Revenue

Revenue is a measurement defined by Canadian and U.S. GAAP. Revenue is the inflow of cash, receivables or other consideration arising from the sale of product and services and is net of items such as trade or volume discounts and certain excise and sales taxes. Peace Arch’s revenue streams for the year ended August 31, 2007 were derived primarily from its three business segments: Motion Picture 23%, Television 41% and Home Entertainment 36% (2006 – 44%, 11% and 45%, respectively).

Amortization of investment in film and television programming, other production and home entertainment direct costs

Amortization of investment in film and television programming, production and home entertainment direct costs represents the amortization of the capitalized costs associated with internally produced and acquired film and television programming, from which distribution and licensing revenues are derived.  Other production costs include amounts due to third party participants with interests in the performance of the production.  Home entertainment direct costs consist primarily of duplication, distribution and marketing expenses of video and DVD as well as royalty expenses.

Writedown of investment in film and television programming

We record amortization of investment in film and television programming based upon the ratio that current revenues bear to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year.  Investment in film and television programming is recorded at the lower of remaining unamortized film costs and fair value and productions in progress are recorded at the lower of cost and estimated fair value.  Estimates of future film and television programming revenue and fair value are affected by changes in general economic or industry conditions and market preferences.  These estimates are reviewed periodically in accordance with company policy.  Significant decreases in future estimates of revenue may result in accelerating amortization of film and television production costs or require unamortized costs and productions in progress being written down to fair value, based upon estimated future discounted net cash flows from the related feature film productions or series.

Selling, general and administrative expenses

Selling, general and administrative expenses include period costs that are not directly attributable to the film and television program or home entertainment product. These include such costs as employee remuneration, professional fees, regulatory license fees, occupancy and overhead costs.

Stock and warrant-based compensation costs

Stock based compensation and warrant costs include the expenses associated with stock options granted to employees during the year, as well as the costs related to warrant issues.

Other Amortization

Other amortization includes amortization of property and equipment and intangible assets.

(Loss) earnings before the undernoted

(Loss) earnings before the undernoted is defined as operating revenues less operating expenses.

CONSOLIDATED RESULTS OF OPERATIONS

The following table presents summary financial information for Peace Arch’s operating business segments and a reconciliation of earnings (loss) from operations before the undernoted to net (loss) earnings for the year for each of the listed years ended August 31:

							% Increase (decrease)
(thousands of Canadian dollars except percentages and per share amounts)	2007	%(1)	2006 Restated(3)	%(1)	2005	%(1)	2007 over 2006	2006 over 2005
OPERATING REVENUES Motion Picture Television Home Entertainment	13,966 25,622 22,199	22.6 41.5 35.9	9,399 2,265 9,594	44.2 10.7 45.1	9,200 1,547 -	85.6 14.4 -	48.6 1,031.2 131.4	2.2 46.4 -
	61,787	100.0	21,258	100.0	10,747	100.0	190.7	97.8

OPERATING EXPENSES Motion Picture Television Home Entertainment Corporate	21,403 17,631 18,811 6,714	153.3 68.8 84.7 10.9	10,427 1,617 8,718 3,639	110.9 71.4 90.9 17.1	10,078 948 - 1,427	109.5 61.3 - 13.3	105.3 990.4 115.8 84.5	3.5 70.6 - 155.0
	64,559	104.5	24,401	114.8	12,453	115.9	164.6	95.9

(LOSS) EARNINGS BEFORE THE UNDERNOTED(2) Motion Picture Television Home Entertainment Corporate	(7,437) 7,991 3,388 (6,714)	(53.3) 31.2 15.3 (10.9)	(1,028) 648 876 (3,639)	(10.9) 28.6 9.1 (17.1)	(878) 599 - (1,427)	(9.5) 38.7 - (13.3)	(623.4) 1133.2 286.8 (84.5)	(17.1) 8.2 - (155.0)
	(2,772)	(4.5)	(3,143)	(14.8)	(1,706)	(15.9)	11.8	(84.2)

Interest income Interest expense Gain on sale of asset Foreign exchange gain (Loss) gain on settlement of obligations Legal settlement	1,539 (4,477) - 457 (409) 957	2.5 (7.2) - 0.7 (0.7) -	1,126 (3,372) 44 659 (41) -	5.3 (15.9) 0.2 3.1 (0.2) -	818 (953) 98 679 2,560 -	7.6 (8.9) 0.9 6.3 23.8 -	36.7 (32.8) (100.0) (30.7) (897.6) -	37.7 (253.8) (55.1) (2.9) (101.6) -

(Loss) earnings before income taxes and non-controlling interest	(4,705)	(7.6)	(4,727)	(22.2)	1,496	13.9	0.5	(416.0)

Income tax (expense) recovery	(979)	(1.6)	108	0.5	-	-		-
Non controlling interest	-		-	-	(47)	(0.4)	(1,006.5)	(100.0)

NET (LOSS) EARNINGS FOR THE YEAR	(5,684)	(9.2)	(4,619)	(21.7)	1,449	13.5	(23.1)	(418.8)

(1)

Operating expenses and (loss) earnings from operations before the undernoted for each business segment are expressed as a percentage of revenues for the segment.  Other items are expressed as a percentage of total revenues.

(2)

As defined in “Key Performance Indicators Loss before the undernoted.”

(3)

See “Explanatory Note”, preceding Part I, Item I of this Form 20-F.

FISCAL 2007 COMPARED TO FISCAL 2006

2006 has been restated – see the “Explanatory Note”, preceding Part I, Item I of this Form 20-F.

Revenues for fiscal 2007 were $61.8 million, up 191% from $21.3 million in the prior year.   The significant increase in revenues was driven by both organic growth, and new revenues from business acquisitions completed during the year.

Operating expenses, defined as amortization of investment in film and television programming and other production costs, home entertainment costs, selling, general and administrative costs, stock and warrant-based compensation costs, and other amortization of $64.6 million in the year increased by 165% from $24.4 million in the prior year. The increase is due to the higher revenues and the higher amortization of film and television programming from both existing and newly acquired content. Included in operating expenses in the year is a $6.3 million writedown of investment in film and television programming relating to the Motion Picture segment.  This charge relates to writedowns arising from an impairment in the carrying value of certain film assets produced prior to 2005 in order to properly reflect the fair value of those projects and is described further in the discussion on the Fourth Quarter.

In fiscal 2007 we recorded a loss before the undernoted of $(2.8) million compared to a loss of $(3.1) million in 2006.  Loss from operations excludes interest and other gains or losses not attributable to operations.  Without the $6.3 million writedown discussed above, we generated earnings before the undernoted of $3.5 million compared to a loss at $(2.7) million in 2006, which is prior to writedowns of $468,000.  These earnings reflect the positive results of our strategy of accelerating growth by acquiring existing libraries and distribution capabilities.

In fiscal 2007, we recorded Income tax (expense) recovery of $(979,000) compared to $108,000 in the prior year.  The recognition and measurement of our income tax provision involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions. Potential liabilities are recognized for anticipated tax audit issues in various tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. During an extensive review of the fourth quarter of 2007, we re-evaluated our potential risk associated with the recognition and measurement of our annual income tax provision and provided for these uncertainties.

As a result of the above Net (loss) earnings for the year were $(5.7) million compared to $(4.6) million in the prior year.  (Loss) earnings per common share basic and diluted was $(0.17) compared to $(0.21) in the prior year.

Motion Picture

Motion Picture revenues for the year were $14.0 million, up 49% from $9.4 million in 2006.  During the year, we delivered 12 feature films compared to 10 films in 2006.  The films delivered in 2007 were: Chapter 27, Maneater, Bottom Feeder, The Mad, The Cradle, Harm’s Way, Guantanamero, Final Draft, Never Forget, Watching the Detectives, Killer Wave and Shred.  The significant increase in motion picture revenues is driven by the higher number of films delivered as well as additional distribution revenues from the film Delirious which was delivered in the fourth quarter of 2006.

We had 12 other feature films in production at year end compared to 9 in 2006.  The films acquired or in production at the end of fiscal 2007 were: Winged Creatures, The Deal, Shred II, Right Hand Man (a/k/a/ The Last Hit Man), Storm Cellar (a/k/a/ Grindstone Road), Time Bomb, Just Business, Bitten, Static, In Tranzit, Devil’s Mercy, and Weapon.

Operating expenses for the year were $21.4 million, up 105% from $10.4 million in 2006.  The increase in operating expenses is consistent with the increase in revenues, and is due to higher amortization of investment in film and television programming.  Included in amortization of investment in film and television programming is a $6.3 million charge arising from an impairment in film titles in order to properly reflect the fair value of those projects.  Following a transition in senior management, a detailed review of all film and television projects was completed.  As a result, it was determined that the carrying value of certain Motion Picture titles, of which the majority were delivered in fiscal 2005, were no longer recoverable, thereby resulting in an impairment.  The impairment results from a lower expectation of future sales from those titles.

Segment loss is defined as revenues less operating expenses.  Segment loss was $(7.4) million for the year, compared to a loss of $(1.0) reported in the prior year and is due almost entirely to the aforementioned writedown.

Television

Television revenues for the year were $25.6 million compared to $2.3 million in 2006.  The significant increase in television revenues is primarily from organic growth as well as new revenues from business acquisitions.  Revenues of $2.5 million reflect the inclusion of Castle Hill/Dream for eight months and Dufferin Gate for one month in 2007.

During the year, we delivered 43 episodes of television programming and 9 made-for-television movies, compared to 10 episodes of programming and 4 made-for-television movies in 2006.  The first 10 episodes of The Tudors, the dramatic mini-series based on the life of King Henry VIII, were delivered in the second and third quarters of 2007. The series won two Creative Emmy awards, and we renewed our contract with Showtime Network for a second season.  9 television episodes of Makeover Wish (Series I), 2 episodes of Makeover Wish (Series II), 13 episodes of Last 10 Pounds (Series I), 3 episodes of Last 10 Pounds (Series II) and 6 episodes of Air Dogs were delivered in the year. Included in the 9 made-for-television movies is Animal 2, the sequel to the feature film drama Animal.  The remaining television movies delivered during the year included Passions Web, Nightmare, Luna: The Way Home, Grizzly Rage, Hybrid, Eye of the Beast, Something Beneath and All the Good Ones are Married.

There were 8 television series in production at the end of fiscal 2007 including; The Tudors (Series II), Makeover Wish (Series II), Last 10 Pounds (Series II), Air Dogs (Series II), Bulging Brides, Guns, Flash Gordon and The Lab.  The productions at year end was Ace of Hearts.

Operating expenses for the year were $17.6 million compared to $1.6 million in the prior year.  We continue to integrate the operations of the Castle Hill/Dream library and Dufferin Gate.  Operating expenses attributed to these acquisitions was approximately $900,000.  The significant increase in operating expenses is due to the higher amortization of investment in film and television programming associated with the higher number of projects delivered in 2007.

As a result of the above, segment earnings were $8.0 million for the year, compared to $648,000 in 2006.

Home Entertainment

Home entertainment revenues for the year were $22.2 million up 131%, compared to $9.6 million in 2006.  The increase in revenues is due to the inclusion of a full year of Peace Arch Home Entertainment Canada (“PAHE”), formerly kaBOOM! Entertainment Inc. compared to seven months last year as well as higher annualized revenues in 2007 for kaBOOM. The growth in revenues was driven by the supply of higher quality content during the year.  Included in results is two months revenues of $1.4 million recognized from the acquisition of Trinity on July 3, 2007.

Operating expenses for the year were $18.8 million up 116% from $8.7 million over last year.  The increase represents DVD duplication and other direct costs and is consistent with the increase in revenues.

Segmented earnings were $3.4 million in the year, compared to $876,000 in 2006. The higher earnings reflect both the increased revenue volumes and higher margins from the sale of its supply of new content.

Corporate

Corporate expenses of $6.7 million for the year increased from $3.6 million last year which represents the inclusion of corporate overhead related to additional support required for growth.  This increase relates primarily to the increased cost of personnel associated with enhancing the management team focusing on sales and distribution activities.  Audit-related and other professional fees were $1.2 million for the year compared to $518,000 in the prior year.  Included in corporate results are stock and warrant-based compensation costs of $1.2 million in fiscal 2007 compared to $1.4 million in 2006.

Interest Income

Interest income for the year was $1.5 million, compared to $1.1 million in the prior year.  Interest income relates to interest earned with respect to the Restricted Term Deposit and interest earned on part of the proceeds from the private placement placed in short term deposits.  The interest earned with respect to the Restricted Term Deposit is offset by interest expense of the same amount recorded in respect of the Film Financing Obligation.

Interest Expense

Interest expense for the year was $4.5 million for the year, compared to $3.4 million in the prior year.  The change over the prior year reflects increased interest charges due to an increase in production and corporate loans and long term debt acquired during the year.

In fiscal 2007, $2.3 million of interest on indebtedness related to production of film and television programming was capitalized, compared to $1.1 million in fiscal 2006.  Interest component may vary each year depending on the dollar value of production during the year and the timing of production commencement and delivery during the year.

Foreign exchange gain

Foreign exchange gain for the year was $457,000, compared to $659,000 in the prior year and reflects the impact of the weakness in the U.S. dollar on our operations.

Gain (loss) on settlement of obligations

In fiscal 2007, we issued common shares for settlement of a loan payable plus interest to a related party in the amount of $464,000, and recorded a loss on settlement of $396,000. In addition, common shares were issued for the settlement of $71,000 dividends payable to certain preferred shareholders resulting in a loss of $13,000.

Legal settlement

Included in net earnings in fiscal 2007 we recognized a gain of $957,000 net of legal costs from the settlement of an outstanding dispute with a co-financier of a television series.

Income tax (expense) recovery

Income tax (expense) recovery of $(979,000) in the year consists of a $(1.6) million provision for income taxes net of a recovery for taxes for $594,000. The recognition and measurement of our income tax provision involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions. Potential liabilities are recognized for anticipated tax audit issues in various tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. During an extensive review of the fourth quarter of 2007, we re-evaluated its potential risk associated with the recognition and measurement of our annual income tax provision and provided for these uncertainties.  A recovery for income taxes of $594,000 was recorded in the year, $221,000 relates to intangible assets that arose on the acquisitions of Dufferin Gate in 2007 and kaBOOM in 2006, which resulted in a future income tax liability represented by the tax effect of the temporary differences between the tax and accounting treatment of intangible assets. Amortization of intangible assets during the year resulted in a partial reversal of temporary timing differences and a resulting income tax recovery.  $373,000 was recorded as a future tax recovery, related to deductible temporary differences and net operating losses in the United States.

FISCAL 2006 COMPARED TO FISCAL 2005

2006 has been restated – see the “Explanatory Note”, preceding Part I, Item I of this Form 20-F.

Revenues for fiscal 2006 were $21.3 million, up 98% from $10.7 million last year. Motion Picture and Television experienced increases of 2% and 46% respectively. Home Entertainment revenues in 2006 represent seven months of revenues from the purchase, in the second quarter, of kaBOOM!.

Operating expenses, defined as amortization of investment in film and television programming and other production costs, home entertainment costs, selling, general and administrative, stock-based compensation and warrant costs, and other amortization of $24.4 million were up 96% from $12.5 million in the prior year. The increase is consistent with the revenue growth, and includes seven months of Home Entertainment costs from the purchase of kaBOOM.

Loss before the undernoted was $(3.1) million compared to $(1.7) million in the prior year.  Loss before the undernoted excludes interest and other gains or losses not attributable to operations.  The Television segment reported earnings of $648,000, an increase of 8% from the prior year.  The Home Entertainment segment achieved earnings of $876,000 for the seven months reported, and the Motion Picture segment incurred a loss of $(1.0) million, after incurring a loss of $(878,000) in the prior year.

Motion Picture

Motion Picture revenues for the year were $9.4 million, up 2% from prior year.  Our strategy to expand its distribution channel with a variety of new programming is consistent with our focus on distribution.

Operating expenses for the year were $10.4 million, up 3.5% from last year, primarily driven by enhanced marketing and sales activities.

Segment loss which the Company defines as revenue less operating expenses, was $(1.0) million for the year, 17% higher than the loss of $(878,000) reported in the prior year due to increased sales infrastructure and marketing cost related to the increased number of feature films delivered.  We strengthened the sales infrastructure to accommodate the growing number of titles to be acquired and delivered.

Television

Television revenues for the year were $2.3 million, up 46% over last year. This increase is due to higher sales from the television library and the recognition of a television movie entitled The Stranger Game in fiscal 2006 compared to fiscal 2005.

Operating expenses for the year were $1.6 million, an increase of 71% from prior year, consistent with the increase in revenues.  As discussed above under restatement of August 31, 2006, there is a reduction of amortization of investment in film of $177,000.

Segment earnings were $648,000 for the year, 8% higher than last year.  We expanded the television division by acquiring and producing more projects.  We were in production of the 10 hour dramatic mini-series focusing on the tumultuous years of King Henry VIII’s nearly 40 year reign of England.

Home Entertainment

Home Entertainment revenues of $9.6 million in fiscal 2006 represent seven months of revenues recognized from the acquisition kaBOOM in the second quarter of 2006.

Operating expenses for the year were $8.7 million, representing seven months of DVD duplication, other direct costs and overhead costs associated with home entertainment revenues.

Segment earnings were $876,000 for the year.  We acquired kaBOOM in January 2006 as part of our strategy to diversify operations by selling directly to video and DVD retailers.

Corporate

Corporate represents the incremental cost of corporate overheads in excess of the amount allocated to the other operating divisions.  Corporate overhead in fiscal 2006 was $3.6 million, up from $1.4 million in 2005.  The increase is a result of additional support required for organic growth and the acquisition of kaBOOM.  Stock-based compensation and warrant costs increased to $1.4 million in fiscal 2006 from $257,000 in the prior year.  This increase reflects our higher expense for the costs related to warrant issues and stock options granted to employees during the year.   As discussed above under the “Explanatory Note”, preceding Part 1, Item 1 of this Form 20-F as a result of the restatement of August 31, 2006, there is $176,000 of penalties in fiscal 2006, relating to outstanding tax returns.

Interest Income

Interest income increased to $1.1 million for the year, compared to $818,000 in the prior year.  The largest component is interest revenue earned on the Restricted Term Deposit of $991,000 compared to $811,000 in the prior year.  This interest revenue was offset by interest expense of the same amount recorded in respect of the Film Financing Obligation.

Interest Expense

Interest expense for the year was $3.4 million up from $953,000 last year due to the increase in production loans from $16.0 million to $22.6 million and interest on the bank credit facility and interest expense on the Film Financing Obligation discussed above.  As discussed above under the “Explanatory Note”, preceding Part I, Item I of this Form 20-F as a result of the restatement of August 31, 2006, there is interest of $500,000 relating to a portion of interest cost incurred and capitalized during the year that should have been expensed.

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

Income tax recovery

Intangible assets that arose in the kaBOOM acquisition resulted in a future income tax liability represented by the tax effect of the temporary timing differences between the tax and accounting value of intangible assets.  Amortization of the intangible assets during the year resulted in a partial reversal of the temporary timing differences and an income tax recovery of $108,000.

ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS

Financial Instruments

Financial Instruments, Comprehensive Income and Hedges  In January 2005, the CICA issued Handbook Sections 3855, “Financial Instruments – Recognition and Measurement”, 1530, “Comprehensive Income”, 3251, “Equity”, and 3865, “Hedges”.  These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis.  We have adopted these new standards effective September 1, 2007.

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount.  It also specifies how financial instrument gains and losses are to be presented.  This Section requires that:

•

All financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;

•

All financial liabilities be measured at fair value if they are classified as held for trading purposes.  Other financial liabilities are measured at amortized cost using the effective interest method;

•

All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income.  It includes unrealized gains and losses such as:  changes in the currency translation adjustment relating to self-sustaining foreign operations, unrealized gains or losses on available-for-sale investments, and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.

Section 3251 describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530.  Upon adoption of these standards, we will report the following items in the consolidated financial statements:

•

Comprehensive income and its components

•

Accumulated other comprehensive income and its components.

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes.  It replaces and expands on Accounting Guideline 13 “Hedging Relationships”, and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Peace Arch is currently assessing the impact of these new standards on its consolidated financial statements.

Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535, “Capital Disclosures”.  This Section establishes standards for disclosing information about an entity’s objectives, policies and processes for managing capital.  This standard is effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2007 on a prospective basis.  We will adopt this new standard effective September 1, 2008.

Financial Instruments – Disclosures and Presentation

In December 2006, the CICA issued Handbook Sections 3862, “Financial Instruments – Disclosures” and 3863, “Financial Instruments- Presentation”.  These standards enhance existing disclosures in previously issued Section 3861 “Financial Instruments-Disclosures and Presentation”.  Section 3862 places greater emphasis on disclosures about risks related to recognized and unrecognized financial instruments and how those risks are managed.  Section 3863 carries forward the same presentation standards as Section 3861.  These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2007 on a prospective basis.  We will adopt these new standards effective September 1, 2008.

Accounting Changes

In September 2005, the CICA released new Handbook Section 1506, “Accounting Changes”, effective for the annual period beginning on or after January 1, 2007. This section replaces the former Section 1506 which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.  The Company will adopt the standard effective September 1, 2007.

General Standards of Financial Statement Presentation

CICA, 1400, “General Standards of Financial Statement Presentation”’ was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  PAE does not expect the adoption of these changes to have an impact on its financial statements.

Inventories

CICA 3031, Inventories, replaces CICA 3030 Inventories.  The new standard is the Canadian equivalent to International Financial Reporting Standard IAS 2, “Inventories”.  The main features of CICA 3031 are: (1) measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory; (2) cost of inventories of items that are not ordinarily interchangeable and goods or services produced and segregated for specific projects assigned by using a specific identification of their individual costs; (3) consistent use (by type of inventory with similar nature and use) of either first-in, first-out (FIFO) or weighted-average cost formula; (4) reversal of previous write-downs to net realizable value when there is a subsequent increase in value of inventories; and (5) possible classification of major spare parts and servicing stand-by equipment as property, plant and equipment (CICA 3061 – “Property, Plant and Equipment”, was amended to reflect this change).  CICA 3031, applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. PAE does not expect the adoption of these changes to have an impact on its financial statements.

Goodwill and Intangible Assets

CICA 3064, “Goodwill and Intangible Assets”, will replace CICA 3062, “Goodwill and Other Intangible Assets”.  The standard intends to reduce the differences with IFRS in the accounting for intangible assets and results in closer alignment with U.S. GAAP.  Under current Canadian standards, more items are recognized as assets that under IFRS or U.S. GAPP.  The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing as assets items that do not meet the definition and recognition criteria is eliminated.  The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  These changes are effective for fiscal years beginning on or after October 1, 2008, with early adoption encouraged.  PAE is evaluating the effects of adopting this standard.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our significant accounting policies are described in note 2 to the Consolidated Financial Statements. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  The most significant assumptions made by management in the preparation of our financial statements include future revenue projections for investment in film and television programming; valuation allowances and impairment assessments for various assets including investment in film and television programming, future income taxes, property, plant and equipment, intangible assets and goodwill; assessment of tax exposures; and returns and sales incentives.    Actual results could differ from those estimates.

Variable Interest Entities

A VIE is an entity that either does not have sufficient equity at risk to finance its activities without subordinated financial support or wherein the equity investors lack the characteristic of a controlling financial interest. VIEs are subject to consolidation by a company if that company is deemed the primary beneficiary of the VIE. The primary beneficiary is the party that is either exposed to a majority of the expected losses from the VIE’s activities or is entitled to receive a majority of the VIEs residual returns or both.

We acquire from independent production entities various distribution rights to film properties either outright or by providing a non-refundable minimum guarantee against future revenues to be generated from its distribution activities. We have determined that these independent production entities are VIEs since they lack sufficient equity financing to support their business activities. We evaluate each of these arrangements for the purpose of determining the primary beneficiary of each VIE. Our variable interests in these entities consist of non-refundable minimum guarantee, guarantees of certain debt of these entities and fees paid to a third party guarantor of obligations of these entities.  The amount of these variable interests can be significant.  Peace Arch is not the primary beneficiary in all of these arrangements.  When we are not the primary beneficiary of the VIE, the minimum guarantee paid is included as investment in film and television programming.  Our maximum exposure to loss for any particular film is represented by our non-refundable minimum guarantee and is reflected in the financial statements as investment in film and television programming.  When we are the primary beneficiary, Peace Arch consolidates the VIE.

We have determined that our rights to acquire film properties from other sole purpose production companies do not expose us to a majority of the expected losses or a majority of the expected returns of the VIEs.  The aggregate of Peace Arch’s maximum exposure to loss as represented by the aggregate of the non-refundable minimum guarantees from non-consolidated VIEs, is $nil.

We have acquired distribution rights to several films and television programs from various independent production entities whose only activity is the production of the respective films and television programs.  Peace Arch is the primary beneficiary of 16 of these production entities, of which two originated in 2006 and 14 originated in 2007.

Revenue Recognition

Revenue from the sale or licensing of films and television programs recognized upon meeting all recognition requirements of SoP 00-2.

Revenue from the sale of film and television programming rights and licence arrangements is recognized only when persuasive evidence of a sale or arrangement with a customer exists, the film is complete and the contractual delivery arrangements have been satisfied, the licence period has commenced, the arrangement fee is fixed or determinable, collection of the arrangement fee is reasonably assured, and other conditions as specified in the respective agreements have been met.  Certain film productions of Peace Arch were undertaken in combination with other co-producers. Each co-producer retains its respective distribution rights.  We record revenue, expenses, liabilities and assets pursuant to the agreement.

Home Entertainment revenue from the sales of videocassettes and digital video discs (“DVDs”), net of provision for estimated returns rebates and allowances, is recognized upon shipment to the customer.  Under revenue sharing arrangements, revenue is recognized when we are entitled to receipts and such receipts are determinable.  Revenues are recorded net of estimated returns, rebates and other allowances.  Provision for product returns is based on previous historical returns and estimated expected returns on a title-by-title basis.  There will be differences between estimated and actual returns.  We act as an agent for one of our suppliers and therefore record revenues net of expenses in such circumstances.

Cash received in advance of meeting the revenue recognition criteria described above is recorded as deferred revenue.

Film Investments

Investment in film and television programming represents the unamortized costs of film and television programming that has been produced by Peace Arch or for which we have acquired distribution rights.

Costs of acquiring distribution rights and producing film and television programs are capitalized and amortized using the individual film forecast method, whereby capitalized costs are amortized, and ultimate participation costs are accrued, in the proportion that current revenue bears to management’s estimate of ultimate revenue expected to be recognized from the exploitation, exhibition or licensing of the film or television program. For acquired film and television program titles, capitalized costs consist of minimum guarantee payments to the producer to acquire the distribution rights. For film and television programs produced by Peace Arch, capitalized costs include all direct production and relevant financing costs incurred during production. Financing costs are capitalized to the costs of a film or television program when expenditures on pre-productions and production activities are being incurred.

Capitalization of financing costs ceases when the film or television programming is substantially complete.  Production financing provided by third parties that acquire substantive participation is recorded as a reduction of the cost of the production.

Productions in progress represent the accumulated costs of productions that have not been completed or delivered by Peace Arch.

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

For films, other than episodic television series, ultimate revenue includes estimates over a period not to exceed 10 years following the date of initial release. For episodic television series, ultimate revenue includes estimates of revenue over a period not to exceed 10 years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode, if later.

Revenue estimates are prepared on a title-by-title basis and are reviewed periodically based on current market conditions. For films, revenue estimates include licensing of television broadcast rights, sale of videocassettes and DVDs, and box office receipts. For television programs, revenue estimates include licensed rights to broadcast television programs. Ultimate revenue includes estimates of secondary market revenue for produced episodes only when we can demonstrate through its experience or industry norms that the number of episodes already produced, plus those for which a firm commitment exists and we expect to deliver, can be licensed successfully in the secondary market. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in film and television programming may be required as a consequence of changes in management’s future revenue estimates.

The carrying amount of investment in film and television programming, including acquired film rights, is reviewed on a title-by-title basis for recoverability based on current market conditions. When an event or change in circumstances indicates that the fair value of a film or television program is less than its unamortized cost, the fair value of the film or television program is determined using management’s estimates of future revenues and costs under a discounted cash flow approach. A writedown is recorded equivalent to the amount by which the carrying amount exceeds the estimated fair value of the film or television program.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired.  Goodwill is carried at cost, less impairment losses if any.

We use a two-step impairment test annually, or when significant business changes have occurred that may have had an adverse impact on the fair value of the goodwill.  To determine whether impairment has occurred, the fair value of the reporting unit is compared to its carrying amounts, including goodwill.  When the fair value is in excess of its carrying amount, the goodwill is not considered impaired, and the second step of the impairment test is not necessary.

When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of the goodwill is determined in the same manner as followed on a business combination.  An impairment loss is recognized when the carrying amount of goodwill exceeds its fair value.  It is not reversed in the event that the fair value subsequently increases.

Intangible Assets

Intangible assets represent the fair value assigned to brand; customer relationship and other intangible assets associated with the acquired businesses and are amortized on a straight-line basis over a period of five to six years from the date of acquisition.  We review our intangible assets for impairment when events or changes in circumstances indicated that the carrying value of the asset may not be recoverable.  Impairment is tested by comparing the estimated future cash flows to its carrying value.

Income Taxes

Future income taxes are provided for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that we do not consider it to be more likely than not that a future tax asset will be realized, we provide a valuation allowance against the excess.

The recognition of future tax assets depends on management’s assumption that future earnings will be sufficient to realize the future benefit.  No assurance can be given that future earnings will be sufficient to realize the future benefit.

Stock Based Compensation and Other Stock Based Payments

Effective September 1, 2004, the Company adopted the revisions to CICA handbook Section 3870 that required the use of the fair value method for all stock-based compensation transactions. The application of this accounting methodology required management to estimate a number of variables, including the risk free rate, and the expected volatility of the stock price.  The amounts determined for these variables, which are detailed in note 21(c) to the Financial Statements, have a significant impact on the values assigned to the stock options.

FINANCIAL INSTRUMENTS

As at August 31, 2007 and 2006, our financial instruments included cash and cash equivalents, bank indebtedness, restricted term deposits, accounts receivable and other amounts due, revolving credit facility, term loan, production loans, revenue guarantee obligation, and accounts payable and accrued liabilities. The carrying values of cash and cash equivalents, bank credit facilities, corporate loans, production loans, restricted term deposits and the revenue guarantee obligation approximate fair value as the interest rates are reflective of current market rates as at August 31, 2007 or because of their short term to maturity. We have trade receivables of $27.3 million that approximate fair value because they are due within the year.  We have trade receivables that are not due until after August 31, 2008, with a fair value of $2.3 million and a carrying value of $2.5 million.  We have accounts payable and accrued liabilities of $29.8 million that approximates fair value because they will be paid within the year.  We have accounts payable and accrued liabilities that are not due until after August 31, 2008, with a fair value of $796,000 and a carrying value of $856,000.

IMPACT OF RECENTLY ISSUED UNITED STATES ACCOUNTING STANDARDS

The Consolidated Financial Statements have been prepared in accordance with accounting principles in Canadian GAAP.  For reconciliation to accounting principles generally applied in the U.S., see note 33 to the Consolidated Financial Statements as at August 31, 2007 and 2006 and for the years ended August 31, 2007, 2006, and 2005.

Accounting for Uncertainty in Income Taxes – an interpretation of FAS Statement No. 109 (“FIN 48”)

FASB issued an interpretation under FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in tour tax returns.  FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting for interim periods and disclosure.  FIN 48 is applicable for fiscal years beginning on or after December 15, 2006.  We are currently considering the impact of the adoption of this interpretation.

Fair Value Measurements (“SFAS 157”)

FASB issued SFAS 157 which defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair values.  This standard does not require any new fair value measurements.  The standard is applicable for fiscal years beginning after November 15, 2007.  We are currently considering the impact of the adoption of this interpretation.

The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”)

FASB issued SFAS 159 which permits entities to choose to measure many financial instruments and certain other items at fair value.  This Statement is effective as of an entity’s first fiscal year that begins after November 15, 2007.  We are currently considering the impact of the adoption of this interpretation.

Accounting for Collaborative Agreements Related to the Development and Commercialization of Intellectual Property (“EITF – Issue 07-1”)

EITF Issue 07-1, “Accounting for Collaborative Agreements Related to the Development and Commercialization of Intellectual Property”– The Emerging Issues Task Force (“EITF”) is considering the accounting for arrangements under which companies participate in the development and commercialization of intellectual property including motion pictures.  A company may receive revenues and incur costs under such arrangements as well as make or receive payments from the other participant in the arrangement.  While the EITF has not finalized a conclusion, it has tentatively reached certain conclusions as noted below. A collaborative agreement is a contractual arrangement which involves one or more parties who both are active participants in the operating activity and are exposed to significant risks and rewards dependent on the commercial success of the activity. If the activity is a collaborative activity, the company that is the principal in the arrangement would be required to recognize the costs incurred and revenue generated from transactions with third parties. Payments between the participants are to be classified in the income statement according to the nature of the arrangements. If finalized, the guidance in this issue would be effective in the first annual reporting period beginning after December 15, 2007.  The Company has not yet determined the impact of adopting EITF 07-1 on its consolidated results of operations or financial position.

Business Combinations and Noncontolling Interests (“SFAS No. 141(R)” and “SFAS No. 160”)

SFAS No. 141(R), “Business Combinations” and SFAS, No. 160, “Noncontrolling Interests in Consolidated Financial Statements”.  Effective for fiscal years beginning after December 15, 2008, these standards will improve, simplify and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements.  SFAS No. 141 (R) replaces SFAS No. 141, “Business Combinations”.  SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (formerly called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination.  The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial statement effect of the business combination.

Consolidated Financial Statements (“SFAS No. 160”)

SFAS No. 160 amends Accounting Research Bulletin (ARB) No. 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary.  SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions and changes the way the consolidated income statement is presented.  The Company does not expect the adoption of these changes to have an impact on its current financial statements; however, these changes may affect potential future business.

B.

LIQUIDITY AND CAPITAL RESOURCES

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. Peace Arch has undergone substantial growth in corporate and sales infrastructure and also through acquisitions.  We will continue to require additional financing until we can generate substantial positive cash flows from operating activities. While we continue to maintain our day-to-day activities and produce and distribute films and television programming, our working capital situation is severely constrained.

We operate in an industry that has long operating cycles which require cash injection into new projects significantly ahead of the delivery and exploitation of the final production.  We have historically financed the capitalized costs of the proprietary film and television programming through presales from customers, borrowing from bank facilities, high interest short-term bridge loan facilities, government tax incentives and contributions from co-producers which is limited to the future cash flows from the project.  We also fund capital requirements through working capital deployed as interim financing and through the issuance of shares and warrants and are dependent on continued access to external sources of financing.

During fiscal 2007, we completed a private placement for proceeds of $33.0 million (net proceeds $29.8 million), which was used to finance certain business acquisitions, as well as to repay outstanding loans in the amount of $8.3 million.  In addition, we new sources of financing with a Canadian limited partnership carrying lower rates of interest and received funds from the exercise of preferred and common share warrants.  The acquisitions of kaBOOM in 2006 and Trinity in 2007 provide us with cash flows from operations.

During the last two years, we have used production loan facilities on an interim basis to fund corporate working capital.  Wholly owned production subsidiaries of Peace Arch borrow, from various parties, on an interim basis prior to finalizing the financing for a film or television series.  We use any portion of these facilities that are not immediately required to finance the costs of production in our operating activities.  We also arrange interim bridge financing for third party owned production entities for which we also act as distributor of film rights for the purpose of financing production costs.  We use, for the purpose of financing our operating activities, any portion of production loans that are not immediately required by the production entities. We repay the loans plus the interest owed to the original lender of the funds when these production entities require the funds to finance their costs of production.  At August 31, 2007, the balance of such facilities was $3.5 million.

The financial statements have been prepared on a going concern basis.  Our working capital situation is severely constrained.  The Company has the ability to generate cash internally from certain operating segments as well as to borrow funds against unsecured rights for films and other financing sources. The Company continues to pursue various financing initiatives.  However, there is no assurance that we will be successful in our financing efforts.  The application of the going concern basis is dependent upon us obtaining additional financing in the short-term to fund our continuing operations and meet our obligations as they come due.  On January 19, 2008, we obtained short-term financing of $2.7 million in the form of related party loans due within one year.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate. If the going concern basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

As at August 31, 2007, we had cash or cash equivalents available of $5.1 million compared to $1.2 million in 2006 and were fully drawn on its $3.0 million bank credit facility.

Cash Flows

2006 and 2005 have been restated – see discussion under “Restatement”.

Cash Flows from Operating Activities

During the year, $14.0 million was used by operating activities, compared to $17.9 million used by operating activities in fiscal 2006.  The improvement in cash flows from operations during the year was mainly attributable to an increase in non-cash operating working capital.  The increase in non-cash operating working capital is primarily due to greater increase in accounts payable and accrued liabilities of $11.7 million compared to $1.2 million in the prior year, offset by greater increase in accounts receivable and other amounts due as a use of cash of $10.7 million compared to $4.5 million in the prior year.  The increase in accounts and other receivables and accounts payable and accrued liabilities is due to higher revenues and related expenses in 2007.  During fiscal 2006, $17.9 million was used by operating activities compared to $5.4 million in fiscal 2005 primarily due to the increase in investment in film and television programming.

Cash Flows from Investing Activities

In fiscal 2007, cash flows used for investing activities was $24.2 million, compared to $7.4 million used in 2006 and $51,000 used in 2005. The significant increase in the cash flows used in investing activities in 2007 is attributable to three business acquisitions, Castle Hill/Dream, Trinity and Dufferin Gate completed in the year compared to one acquisition, kaBOOM in 2006, as well as an increase in restricted cash of $4.8 million related to the Dufferin Gate and Trinity acquisitions.

Cash Flows from Financing Activities

In fiscal 2007, cash flows from financing activities were $42.2 million compared to $25.1 million in fiscal 2006 and $5.4 million in fiscal 2005.   The major financing activities during the year included raising net proceeds of $30.9 million through the issuance of common shares while generating cash by increasing corporate and production loans by a net amount of $8.2 million.  In fiscal 2006, we raised net proceeds of $8.6 million through the issuance of common shares and generated cash by increasing production loans by a net amount of $6.5 million.  During fiscal 2005, we generated $3.0 million by a net increase in production loans.

Capital Resources

Bank Credit Facility

We have a bank credit facility with a Canadian bank with a maximum amount of $3.0 million (2006 – $2.5 million). The credit facility bears interest at the prime rate plus 1.25% and is due on demand. The bank credit facility is secured by a general assignment of a subsidiary’s assets and a guarantee from us.  At year end, this facility was fully drawn.

Corporate Loans:

Term Loans

In connection with the acquisition of Castle Hill/Dream we entered into an agreement with the Canadian Imperial Bank of Commerce to borrow US$2.7 million (Cdn$3.2 million). The loan bears interest at the bank’s US base rate.  The term loan was repaid and reduced to US$1.5 million (Cdn$1.6 million) by December 31, 2007 in accordance with the terms of the loan; and is due to be repaid and reduced to US$833,000 (Cdn$880,000) by December 31, 2008; to US$233,000 (Cdn$246,000) by December 31, 2009; and repaid in full by December 31, 2010. The loan balance as at August 31, 2007 was US$2.4 million (Cdn$2.6 million).

In connection with the acquisition of Castle Hill/Dream, we entered into an agreement with a financial institution to increase an existing loan facility to borrow an additional US$1.8 million (Cdn$2.1 million) for the purpose of completing the financing of the purchase price.  At August 31, 2007, the balance outstanding is US$559,000 (Cdn$590,000), which is due December 15, 2009 and bears interest at the rate of LIBOR plus 2.75%.  The loan is secured by existing and future receivables of certain films.

Mortgage Payable

In connection with the acquisition of Dufferin Gate, we assumed a mortgage payable with a financial institution in the amount of $1.2 million.  The mortgage bears interest at the Business Development Bank of Canada’s base rate plus 0.75% and has monthly principal instalments of $8,350.  The final loan payment will be on December 15, 2021.

Subsequent to year end, we entered into an agreement with the Business Development Bank of Canada for an additional loan for $2.2 million.  The loan bears interest at the Business Development Bank of Canada’s base rate minus 0.75% and has monthly principal instalments of $8,350.  The final loan payment will be on December 15, 2030.

Production Loans Applied to Corporate Activities

Certain of Peace Arch’s subsidiaries enter into financing arrangements with financial institutions and other lenders for funding to be used solely to produce films and television programs.  These subsidiaries include wholly owned companies and VIEs legally controlled by others.  These subsidiaries transferred all or a portion of the funds received under productions loans’ draws to other subsidiaries of Peace Arch to be used for other purposes including funding working capital.  The funds were transferred back to the production entities when those entities require the funds to finance their costs for production.  In some cases, the proceeds of the loans from certain non-financial institutional lenders were provided to these other subsidiaries and never transferred to the production entities.  These loans have either been repaid or the Company intends to repay these loans from its cash flows.   The loans bear interest at the rate of 6% to 30% per annum and have arrangement fees of 6%.  The weighted average rate of loans outstanding was 26.90% (2006 – 30%).  Interest incurred on the loans while we have use of the funds for corporate activities or while production entities are not active in preproduction and production is included in interest expense.

Production Loans

We enter into various loan financing arrangements for the purposes of commencing the production of a film project or the acquisition of film distribution rights. Such loans are usually specific to each film but may be secured by the receivables of several films.

The financing arrangements are usually between the entity producing the film project and the lender. The production entity borrowing the funds may have periods of time when not all the funds borrowed are required for financing the costs of production. We may use such funds temporarily in our operating activities other than production of films and television programs and interest incurred on the loans, while we are not incurring pre-production and production costs, is included in expense.  Upon commencement of incurring product costs such loans are reclassified as production loans and interest thereafter is capitalized as part of the cost of production until the production is substantially completed and amortized as part of the investment in film and television asset any unused portion of these loans from the production entity for use in financing its operating activities. We repay the amounts used when the production entities requires funds to finance the costs of production. Interest and arrangement fees incurred on the loans while we have use of the funds are included in interest expense.

Capital Structure

During the year ended August 31, 2007 the following capital transactions occurred:

•

On September 7, 2006, 500,000 Series II preference share warrants were exercised at a price of US$0.50 per share for proceeds of US$250,000 (Cdn$277,000).

•

On October 24, 2006, we issued 71,318 common shares in settlement of $71,000 of dividends payable to certain preferred shareholders. The value of the shares issued to settle the liability was $84,000.  We recorded a loss on settlement of $13,000.

•

On November 17, 2006, 200,000 common share warrants were exercised at a price of US$0.54 per share for proceeds of US$108,000 (Cdn$123,000).  A balance of $67,000 representing a portion of the value associated with warrants was transferred from warrants.

•

On December 21, 2006, we acquired 100% of the issued and outstanding shares of Castle Hill/Dream, which in part consisted of the issuance of 1,120,419 common shares of Peace Arch valued at $1,158,000.  The fair value per common share of $1.03 was determined based on the date the transaction was announced and agreement was reached.

•

On January 12, 2007, we issued 39,907 common shares in settlement of $43,000 of dividends payable to certain preferred shareholders. The value of shares issued to settle the liability was $43,000.  We recorded no gain or loss on settlement.

•

In January 2007, 245,000 common share warrants were exercised at a price of US$0.54 per share for proceeds of US$132,000 (Cdn$156,000).  A balance of $90,000 representing a portion of the value associated with warrants was transferred from warrants.

•

On April 30, 2007, we issued 277,406 common shares valued at $860,000 for settlement of a loan payable, in the amount of US$250,000 (Cdn$285,000) and interest in the amount of US$151,000 (Cdn$174,000).  On May 10, 2004, we entered into an agreement with an affiliate of a member of senior management to loan Peace Arch US$250,000 (Cdn$285,000). The loan had interest at the rate of 18% per annum.  We recorded a loss on settlement of $396,000.

•

In May 2007, 645,000 common share warrants were exercised at a price of US$0.54 per share for proceeds of US$348,000 (Cdn$399,000). A balance of $296,000 representing a portion of the value associated with warrants was transferred from warrants.

•

In May 2007, 1,185,896 Series II preference share warrants were exercised at a price of US$0.50 per share for proceeds of US$593,000 (Cdn$653,000).

•

On June 8, 2007, we completed a private placement of 13,200,000 common shares for gross proceeds of $33 million (net proceeds of $29.8 million).  The proceeds were used to repay loans from related parties in the amount of $5.0 million plus interest and $2.7 million plus interest.  The remaining net proceeds were used for general working capital purposes and to finance the acquisitions of Trinity and Dufferin Gate.

•

In July 2007, 35,000 common share warrants were exercised at a price of US$0.54 per share for proceeds of US$19,000 (Cdn$21,000).  A balance of $29,000 representing a portion of the value associated with the warrants was transferred from warrants.

•

On July 3, 2007, we acquired 100% of the issued and outstanding shares of Trinity for consideration, which in part consisted of 229,358 common shares of Peace Arch valued at $511,000.  The fair value of the common shares issued of $2.23 per share was based on the date the transaction was announced and agreement was reached.

•

During the year ended August 31, 2007, we issued 690,329 common shares for gross cash proceeds of $413,000 in connection with employee stock options that had been exercised.  A balance of $272,000 representing a portion of the value associated with stock options was transferred from contributed surplus.

•

On August 31, 2007, we acquired 100% of the issued and outstanding shares of John Flock Productions Inc. (“Flock”), a U.S. company acquired from Mr. John Flock, the Chief Operating Officer, a director and a member of senior management of Peace Arch, for $740,000.  The transaction did not consist of a business combination and the principal asset acquired was film assets, which is included in development.  The cost of the purchase was determined by the value of Peace Arch’s common shares issued in the amount of 370,373 valued at $740,000.  The fair value of the common shares issued of $2.00 per share was based on the date the transaction was completed.

C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D.

TREND INFORMATION

The following trends, uncertainties, and events could have a material impact on Peace Arch’s net revenues, income from continuing operations, net income, and liquidity and capital resources.

1.

We believe that the level of television revenues we receive is correlated with the level of activity in the global economy.

2.

In Canada, there is a consolidation of program buyers resulting in fewer, larger buyers of product.

3.

We face intense competition, rising expenses, including advertising and promotion expenses, and a growing trend toward digital piracy.  In addition, the DVD format is ten years old and is showing signs of maturation.  To meet these challenges, we:

i)

are working to distribute a diversified portfolio of motion pictures with broad appeal on existing and new home entertainment formats, including Blu-ray and other electronic media such as VOD and SVOD.

ii)

are focusing on branded content in order to open up niche markets.

iii)

maintain good distribution relationships and are focusing on growing distributor relationships in the U.S. and worldwide.

E.

OFF-BALANCE SHEET ARRANGEMENTS

Loan Guarantees

Certain film productions delivered during prior years were pursuant to co-production agreements with an independent producer (the “co-producer”) in another country. The production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer’s exploitation of the production. In the event of default by the co-producer, we are liable for any unpaid balance of the co-producer’s share of the loan. At August 31, 2007, the total amount of such unpaid loans was approximately $101,000 (2006 - $223,000). In the event of such a default, we have full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. No accrual has been made as we believe the likelihood of payment is remote.

Film Distribution Rights Commitment

At August 31, 2007, we had commitments of $10.9 million (2006 - $2.2 million) with respect to the acquisition of film distribution rights to 12 films, which will be delivered to us during the year ended August 31, 2008. These payments are required to be made at the date of delivery of the respective films, which is expected to be no later than August 31, 2008.  In addition, payment related to one television series with a film distribution rights commitment of $12.4 million is due during the year ended August 31, 2008.

FINANCING ARRANGEMENTS WITH A LIMITED PARTNERSHIP

Certain lenders provide corporate and production loans Peace Arch that are required to be guaranteed or supported by collateral. We have entered into financing arrangements with a Canadian limited partnership (Cangap) that provides security for bank loans that are provided either to (i) Peace Arch for the purpose of financing its minimum guarantee obligations related to film and television rights acquisitions, or (ii) to consolidated production entities directly to support financing of production costs.  Cangap receives a loan guarantee fee that ranges from 10% to 13% based on the initial amount of the loan guarantee.  Total fees incurred by us for the year ended August 31, 2007 were $1.1 million (2006 - $703,000).  Interest calculated at the bank’s prime rate less 0.5%, is paid to the bank by the borrowing entity.  The limited partnership guarantee is secured by certain distribution rights relating to each project and in certain instances cross-collateralized against multiple titles. In each instance, we are the distributor of the project and the Canadian Imperial Bank of Commerce is the bank.

F.

TABULAR DISCLOSURE OF CONTRACUAL OBLIGATIONS

As of August 31, 2007, we have entered into various contracts which result in future cash flow commitments related to production and corporate loans, operating leases, obligations to issue shares and revenue guarantee obligations. The following table details the cash flow commitments over the next five years and thereafter related to these obligations.

(thousands of Canadian dollars)
	Total	2008	2009	2010	2011	2012	After 2012
Bank Credit Facility	3,000	3,000	-	-	-	-	-
Business Acquisition Payable	4,410	4,410	-	-	-	-	-
Corporate Loans	7,841	5,110	839	734	346	100	712
Production Loans	30,708	30,469	239	-	-	-	-
Lease Obligations	3,731	621	764	802	804	740	-
Film Asset Acquisition Commitment	23,306	23,306	-	-	-	-	-
Participation Liabilities	6,189	5,440	710	39	-	-	-
Revenue Guarantee Obligation	22,272	-	22,272	-	-	-	-
Total Contractual Obligations	101,457	72,356	24,824	1,575	1,150	840	712

G.

SAFE HARBOUR

See note regarding “Forward-Looking Statements” in the introduction to this Form 20-F.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS AND OFFICERS

As of February 29, 2008, the Board of Directors of Peace Arch consisted of seven directors.  The directors have served in their respective capacities since their election or appointment on the date stated in the table and will serve until the next Annual General Meeting or until a successor is elected or appointed, unless the office is vacated in accordance with our Articles.  The executive officers are appointed by the directors and serve until the earlier of their resignation or removal with or without cause by the directors.  As an Ontario corporation, we are required by Ontario corporate laws to include on our board of directors a majority of persons ordinarily resident in Canada.   All of our Directors and Officers are Canadians with the exception of Jeffrey Sagansky and John Flock who are U.S. citizens. With the exception of Juliet Jones and Ian Fodie who reside in British Columbia, Jeffrey Sagansky who resides in New York and John Flock who resides in Los Angeles, all of our Directors and Officers reside in the Province of Ontario.

Name and Municipality of Residence	Office	Principal Occupation within the Five Preceding Years	No. of Shares Beneficially owned, directly or indirectly, or over which control or direction is exercised at the date of this Information Circular		Director Since
			Common Shares	Preferred Shares
Richard K. Watson(2) (4) Toronto, Ontario (see (a) below)	Director, Secretary	Self Employed Lawyer	1,250,000	-	January 20, 2003
Juliet Jones (1) (2) (3) Vancouver, B.C. (see (b) below)	Director	Currently a self employed consultant. Former CFO of Webtech Wireless Inc. from January 2005-April 2007. Previously CFO of Peace Arch Entertainment from January 2003-September 2003; President & CEO from April 2001 –December 2002.	17,391	-	February 22, 2001
Robert Essery (1) (2) Toronto, Ontario (see (c) below)	Director	President of the REO group of companies since 1992.	5,000	-	February 10, 2005
Mara Di Pasquale Toronto, Ontario (see (d) below)	Chief Financial Officer	Currently CFO of Peace Arch Entertainment Group Inc. and CFO and COO of Peace Arch Entertainment Inc. from 2003-2006. Former VP, Finance-Entertainment of Gullane Entertainment PLC and former CFO & COO of Catalyst Entertainment Inc. from 2000- 2003. Prior to 2003 she was Sr. VP. Finance for Lions Gate Film Inc. and predecessor companies.	-	-	February 11, 2004 Resigned as a director on November 23, 2007
Drew Craig (3) Toronto, Ontario (see (e) below)	Director, Co-Chairman of the Board	Media and Telecommunications Investor, CEO of Craig Media (2000-2005)	408,580	3,695,652	July 29, 2005
John Flock Los Angeles, California (see (f) below)	President & Director	President of Peace Arch Entertainment Group Inc and Peace Arch LA, Inc., an entertainment attorney. He spent the last decade developing, writing and producing nearly a dozen motion pictures. Most recently he was senior production and financing advisor to Cinefinance llc, one of the industry’s leading completion guarantors.	370,373	-	September 1, 2007

Ian Fodie (1) (3) Vancouver, BC (see (g) below)	Director	CFO of Longview Capital Partners Inc. January 2007 to Present. CFO and VP of Operations of Mainframe from November 2004 to January 2007. Former VP Finance, Historical Xperiences, former CFO of Sextant Entertainment Group Inc.(2000-2002)	-	-	April 17,2007
Jeff Sagansky New York, NY (see (h) below)	Director, Co-Chairman of the Board and Chief Executive Officer	Self employed investor for the past five years.	347,995	2,391,304	September 1, 2007

(1)

Member of Audit Committee

(2)

Member of Executive/Corporate Governance Committee

(3)

Member of the Compensation Committee

(4)

Member of the Greenlight Committee

(a)

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

(b)

Juliet Jones has been on the Board of Directors since February 22, 2001 and is a member of our Audit, Corporate Governance and Compensation Committee.  Ms. Jones is currently a self employed consultant.  Previously Ms. Jones was the Chief Financial Officer of Webtech Wireless Inc., a TSX listed company.  Ms. Jones also previously served in various roles for Peace Arch Entertainment Group Inc. including Chief Financial Officer from 1996 to March 2001 and again from January 2003 to September 2003 and President and Chief Executive Officer from April 2001 to December 2002.

(c)

Robert Essery was appointed as a Director on February 10, 2005 and is currently President of the REO group of companies in which capacity he has served since 1992.

(d)

Mara Di Pasquale was appointed as our Chief Financial Officer on September 29, 2003 and was a director from February 11, 2004 until November 23, 2007.  She was also the Chief Operating Officer from September 29, 2003 until August 31, 2006.  She has an extensive career, including acting as Vice President of Finance – Entertainment for Gullane Entertainment PLC, Chief Financial Officer and Chief Operating Officer for Catalyst Entertainment Inc. as well as Senior Vice President of Finance for Lions Gate Films Inc.  Ms. Di Pasquale is a Chartered Accountant and studied at McGill University in Montreal where she received her Graduate Diploma in Public Accountancy and at Carleton University in Ottawa where she received an Honours Bachelor of Commerce degree.

(e)

Drew Craig was appointed as a director and Chairman of the Board on July 29, 2005 and is a member of the Compensation Committee.  Mr. Craig has been involved in the media and telecommunications industry for over 25 years.   He started his career at Craig Media a family broadcast company founded by his grandfather. Initially working in the area of television programming and production Mr. Craig assumed various management roles eventually becoming President and CEO of Craig Media until it was sold in December 2004. Under his leadership the company grew dramatically from a single small television station to a group of stations that had a 60% reach of Canada. With the launch of four major markets independent television channels Craig Media became the countries largest privately held television company. Mr. Craig also launched three international specialty cable channels MTV, MTV2 and TV Land under a joint venture arrangement with Viacom. Currently Mr. Craig is principal of Craig Wireless Systems a company operating and deploying wireless broadband networks in Canada, the USA and Europe using WiMax technology.

(f)

John Flock is currently our President and the President of Peace Arch LA, Inc., based in Los Angeles, California.  Mr. Flock has served in as President of Peace Arch LA, Inc since September 2004 and President of Peace Arch Entertainment Group Inc. since February 2, 2005.  He is responsible for focusing on the development and production of feature films as well as the licensing and distribution of the Company’s films in the United States. Mr. Flock received a degree from Columbia University and a law degree from NYU School of Law. He began his career in the film industry as an attorney specializing in independent production, financing and distribution, with a particular emphasis on international co-production and co-financing arrangements. Mr. Flock has produced or executive produced a dozen feature films, including: “Clockwatchers” (BMG), “Storyville” (Fox), “Fortress” (Dimension) and “Fortress 2 – Reentry” (TriStar).  Mr. Flock has spent the last decade developing, writing and producing nearly a dozen motion pictures.  Prior to 2004 he was senior production and financing advisor to Cinefinance llc, one of the industry’s leading completion guarantors.

(g)

Ian Fodie was appointed as a Director and became a member of the Audit and Compensation Committees on April 17, 2007 and has had an extensive career, including currently serving as the CFO for Longview Capital Partners Inc. and former CFO and VP of Operations of Mainframe Entertainment Inc. Mr. Fodie has also been a financial analyst for B.C Hydro and Power Authority.  Mr. Fodie studied at the University of Otago in New Zealand where he received his Bachelor of Commerce degree.  Mr. Fodie continued on to obtain his Chartered Accountant NZ designation.

(h)

Jeff Sagansky was appointed Chief Executive Officer of Peace Arch on November 6, 2007.  Mr. Sagansky has been a long time investor in the media and entertainment businesses and serves as Chairman of the private film finance company Winchester Film Capital and the Chairman of Elm Tree Partners, a private casino development company.  Mr. Sagansky has served as the President of Tri-Star Pictures where he greenlighted such films as "Look Who's Talking," "Peggy Sue Got Married," "Steel Magnolias," "Glory" and "About Last Night." In 1990, he joined CBS as head of programming where he engineered CBS's ratings rise from third to first place in a mere 18 months. While there, CBS developed such critically-acclaimed series as "The Nanny," "Dr. Quinn, Medicine Woman," "Touched By An Angel," "Chicago Hope," "Picket Fences" and the cult favorite "Northern Exposure." In 1994, he joined Sony Entertainment as Head of Worldwide Television and Strategic Planning for the studio. While there, he oversaw the purchase of Telemundo and the Loew's-Cineplex merger. In 1998, Sagansky became President and CEO of Paxson Communications Corporation, owner of PAX TV. During his four years at Paxson, PAX's network distribution grew from 60% of U.S. TV households to almost 90.  Mr. Sagansky serves on the boards of the E.W. Scripps Company and American Media.

There are no family relationships between any two or more directors or executive officers.  There are no material arrangements or understandings with any major shareholders, customers, suppliers or others pursuant to which any director or executive officer was selected as a director or executive officer.

B.

COMPENSATION

“CEO” means the individual who served as chief executive officer of Peace Arch or acted in a similar capacity during the most recently completed financial year.

“CFO” means the individual who served as chief financial officer of Peace Arch or acted in a similar capacity during the most recently completed financial year.

“Named Executive Officers” or “NEOs” means the following individuals:

(a)

each CEO;

(b)

each CFO ;

(c)

each of our three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000, and

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individuals were not serving as an officer at the end of the most recently completed financial year-end.

The following table sets forth information regarding compensation of our named executive officers (determined in accordance with applicable rules), being those individuals holding the position of Chief Executive Officer and Chief Financial Officer and the three other most highly compensated executive officers of Peace Arch whose annual compensation for the fiscal years ended August 31, 2007, 2006 and 2005 exceeded $150,000 (“Named Executive Officers”)

Summary Compensation Table

		Annual Compensation			Long Term Compensation
NEO					Awards		Payouts
Name and Principal Position	Year[1]	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Options/SARs Granted (#)[2]	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Gary Howsam, CEO[10]	2007	290,000	Nil	9,600[3]	225,000	Nil	Nil	Nil
	2006	180,000	Nil	9,600[3]	75,000	Nil	Nil	Nil
	2005	175,000	Nil	9,600[3]	75,000	Nil	Nil	Nil
Mara Di Pasquale, CFO	2007	217,588	25,000	7,200[3]	200,000	Nil	Nil	Nil
	2006	165,000	Nil	9,600[3]	75,000	Nil	Nil	Nil
	2005	165,000	Nil	9,600[3]	75,000	Nil	Nil	Nil
John Flock, President	2007	227,165[6]	201,744[6]	Nil	225,000	Nil	Nil	Nil
	2006	179,572[5]	Nil	Nil	Nil	Nil	Nil	Nil
	2005	192,721[4]	Nil	Nil	75,000	Nil	Nil	Nil
Berne Meyerowitz, President, Peace Arch Home Entertainment	2007	200,000	250,000	Nil	Nil	Nil	Nil	Nil
	2006	190,000	60,000	Nil	150,000	Nil	Nil	Nil
	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Penny Wolf Managing Director, Peace Arch Films Limited	2007	202,859[8]	Nil	93,285[8][9]	Nil	Nil	Nil	Nil
	2006	308,775[7]	Nil	Nil	500,000	Nil	Nil	Nil
	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil

[1]

Ended 31st August.

[2]

Common Shares.

[3]

Car allowance.

[4]

Converted to Canadian currency based on an average annual exchange rate of 1.232 Canadian Dollars to 1.00 US Dollar.

[5]

Converted to Canadian currency based on an average annual exchange rate of 1.14795 Canadian Dollars to 1.00 US Dollar.

[6]

Converted to Canadian currency based on an average annual exchange rate of 1.1208 Canadian Dollars to 1.00 US Dollar.

[7]

Converted to Canadian currency based on an average annual exchange rate of 2.0585 Canadian Dollars to £1.00.

[8]

Converted to Canadian currency based on an average annual exchange rate of 2.1949 Canadian Dollars to £1.00.

[9]

Severance payment.

[10]

Effective November 6, 2007, Gary Howsam has been placed on administrative leave pending the outcome of his arrest in connection with a U.S. federal investigation into certain transactions between Comerica Bank and Mr. Howsam which occurred prior to Mr. Howsam joining Peace Arch in 2003.  Jeff Sagansky has been appointed Interim Chief Executive Officer.  On November 23, 2007, Mr. Howsam voluntarily resigned as director and as Chief Executive Officer.

See discussion in the "Directors and Senior Management" in section 6.A.  There are no directors’ service contracts providing benefits on employment termination.

During the most recently completed financial year ended August 31, 2007 the directors of Peace Arch were entitled to a yearly retainer of $5,000, which we paid in full.  As well, directors were entitled to $500 for each directors’ or Committee Meeting attended in person and $300 for each directors’ or Committee Meeting attended by conference call.  Chairpersons of any directors’ or Committee Meeting were entitled to twice that of a non-chair member.  The directors also receive 75,000 stock options upon their election to the Board.

Directors’ and Officers’ Liability Insurance:

We maintain liability insurance for the benefit of the directors and officers of Peace Arch and our subsidiaries against liabilities incurred by them in their respective capacities.  The current annual primacy policy limit is $5 million.  Under the policy, individual directors and officers are reimbursed for losses incurred in their capacities as such, subject to a deductible of USD$250,000 for claims arising in the United States and $100,000 for all other claims.  The deductible is the responsibility of Peace Arch.  The current secondary excess policy is for $10 million, including defense costs.

C.

BOARD PRACTICES

Corporate Governance:

We are subject to a variety of corporate governance guidelines and requirements enacted by the Canadian Securities Agreement (“CSA”), The American Stock Exchange (“AMEX”) and by the SEC under its rules and those mandated by the United States Sarbanes-Oxley Act of 2002. During the recent past, there were several changes to the corporate governance and corporate governance disclosure requirements applicable to us. Specifically, the Canadian Securities Administrators introduced in final form National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines (“National Policy 58-201”), both of which came into force on June 30, 2005 and effectively replaced the Corporate Governance Guidelines of the Toronto Stock Exchange. Also, in 2005, amendments were made to Multilateral Instrument 52-110 — Audit Committees (“MI 52-110”).

We are required to disclose certain specified corporate governance information under NI 58-101. The disclosure required addresses items such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, the orientation and education of directors, ethical business conduct and compensation matters. Set out below is a description of certain corporate governance practices of Peace Arch, required by NI 58-101. As new regulations come into effect, the Executive/Corporate Governance Committee and our Board of Directors (the “Board”) will continue to review our corporate governance practices and make appropriate changes.

Board of Directors:

The articles of Peace Arch provide that there shall be a Board of not less than 3 or more than 21 directors. At August 31, 2007 there were 9 directors on the Board. National Policy 58-201 recommends that boards of directors of reporting issuers be composed of a majority of “independent” directors (within the meaning of such term in NI 58-101).

The Board, on the recommendation of the Executive/Corporate Governance Committee, is responsible for determining whether or not each director is independent. To achieve this, the Board analyses all of the relationships each director has with Peace Arch and its subsidiaries in light of the concept of independence in NI 58-101 and director independence standards adopted by the Board. In general, a director who meets these standards and who does not otherwise have a material relationship with us would be considered independent. Based on the information provided by each director, and having considered the independence standards mentioned above, the Board determined that five of our nine directors are independent within the meaning of such term in NI 58-101. Therefore, the Board was composed of a majority of independent directors.

In fiscal year 2007, the 5 independent directors were: Juliet Jones, Robert Essery, Ian Fodie, Drew Craig, and Jeff Sagansky.  Four directors were determined to have material relationships with Peace Arch and were therefore not independent.  John Flock, President, Gary Howsam, Chief Executive Officer, and Mara Di Pasquale, Chief Financial Officer, were considered to have a material relationship with us by virtue of the positions they held in Peace Arch.  Richard Watson is considered to have a material relationship with us by virtue of his position as Corporate Secretary.

Currently, Jeff Sagansky sits on the board of the following companies – EW Scripps Co. and American Media and Ian Fodie sits on the board of the following companies – Oriental Minerals Inc. and CMYK Capital Inc.

Committees of the Board of Directors

During fiscal 2007 we had four committees, three of which were constituted with a majority of independent directors, as follows:

Audit Committee:

The mandate of the Audit Committee is to review our audited and interim financial statements and to report on such statements to the Board before the statements are approved by the Board.  To fulfill this responsibility, the Audit Committee meets with our auditors to discuss the financial statements and any concerns raised by the auditors with respect to financial presentation or disclosure, and with respect to our financial controls.  For the year ended August 31, 2007, the Audit Committee was composed exclusively of “outside” directors, within the requirement of the TSX Guidelines.   A copy of the Audit Committee Charter is available in the Governance section of our website at www.peacearch.com.

As of August 31, 2007, our Audit Committee consisted of Juliet Jones, Robert Essery and Ian Fodie.  Each of these individuals is “independent” and “financially literate”, as those terms are defined in relevant Canadian securities legislation.  They met seven times in the last fiscal year.

Compensation Committee:

The Compensation Committee for the year ended August 31, 2007, was composed of Drew Craig, Juliet Jones and Ian Fodie.  It is the responsibility of the Compensation Committee to administer the compensation policies related to our executive management.  They met seven times in the last fiscal year.

Executive/Corporate Governance Committee:

The Executive/Corporate Governance Committee for the year ended August 31, 2007, was composed of Juliet Jones, Richard Watson and Robert Essery who are responsible for reviewing our adherence to the corporate governance policies of the securities regulatory authorities.  They make recommendations with respect to the composition of the board of directors.  As well, the Executive/Corporate Governance Committee, working independently of management, reviews strategic proposals including potential mergers, acquisitions and financing scenarios.  In addition, the Executive/Corporate Governance Committee has been authorized to develop a process for assessing the effectiveness of the Board as a whole and of committees of the Board, and for assessing the contribution of individual directors.  The Executive/Corporate Governance Committee meets intermittently as needed.

Greenlight Committee:

The Green-Light Committee for the year ended August 31, 2007, was composed of John Flock, Richard Watson and Jeff Sagansky.   The Green-Light Committee is responsible for reviewing all projects, ensuring that they are fully funded and ultimately giving authority for them to proceed into production.  The Green-Light Committee meets intermittently as needed.

D.

EMPLOYEES

As of August 31, 2007 we had approximately 90 full-time permanent employees.  We also hire additional personnel on a project-by-project basis in connection with the production of our film and television programming.  On average, we may employ, on a temporary basis, 50 people for a motion picture project and 15 for a television program.  We believe that our employee and labor relations are good.  None of our permanent employees are members of unions.  We had 53 full-time employees at August 31, 2006 and 30 full-time employees at August 31, 2005.

The following chart shows the number of persons employed by us by activity and by geography as at August 31, 2007:

	2007	2006	2005
By Activity
Sales	25	7	5
Production	10	16	14
Administration	15	15	11
Distribution	40	15	-
Total	90	53	30
By Geography
United Kingdom	1	7	7
United States	25	5	3
Canada	64	41	20
Total	90	53	30

The significant increase in the number of employees from 2006 to 2007 is due to the acquisition of Dream LLC, Castle Hill Productions Inc., Trinity Home Entertainment, LLC and Dufferin Gate Holdings Inc.

E.

SHARE OWNERSHIP

This table describes the beneficial ownership of our Common Shares and our Preference Shares as of February 29, 2008 for all executive officers and directors individually and as a group.  This information does not reflect ownership of options or warrants.

Name	Common Shares	Preference Shares Series I	Preference Shares Series II	Percent of Class Common %	Percent of Class Preference Series I %	Percent of Class Preference Series II %
Juliet Jones	17,391	-	-	*	-	-
Ian Fodie	-	-	-	-	-	-
Robert Essery	5,000	-	-	-	-	-
Mara Di Pasquale	-	-	-	-	-	-
John Flock	370,373	-	-	-	-	-
Richard Watson	1,250,000	-	-	2.6	-	-
Drew Craig	408,580	1,847,826	1,847,826	0.8	42.5	42.5
Jeff Sagansky	347,995	1,195,652	1,195,652	0.7	27.5	27.5
Officers and Directors as a group	2,399,339	3,043,478	3,043,478	5.0%	35.0%	35.0%

*

Beneficially owns less than 1% of the issued and outstanding Common Shares

The directors and executive officers of Peace Arch as a group beneficially own, directly or indirectly, or exercise control or direction over 2,399,339 Common Shares representing approximately 4.9% of the outstanding Common Shares of Peace Arch, 3,043,478 Series I Preference Shares representing 35.0% of the outstanding Series I Preference Shares of Peace Arch and 3,043,478 Series II Preference Shares representing 35.0% of the Series II Preference Shares of Peace Arch.

The complete list of options outstanding to our directors and members of our administration and management is set out below under “Stock Options Outstanding as at August 31, 2007”.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

In 1997, we adopted a stock option plan (the Plan) which was approved by our shareholders on January 28, 1998 pursuant to which our Board of Directors may grant stock options to officers and key employees. On July 14, 1999, February 21, 2001, January 20, 2003, and February 2006, our shareholders approved amendments to the Plan (the Amended Plan). In accordance with the Amended Plan, the number of shares issuable upon the exercise of options pursuant to the Amended Plan and any other Share Compensation Arrangements (as such term is defined in the Amended Plan) is 9,461,947 common shares of Peace Arch. Stock options are granted with an exercise price in Canadian dollars equal to the stock’s fair market value at the date of grant. All stock options have terms between one and three years and vest and become fully exercisable immediately or after up to 37 months. We intend to issue new shares for any stock options exercised.

During the most recently completed fiscal year, options to purchase an aggregate of 800,000 Common Shares were granted to the below Named Executive Officers and directors as follows:

Name of Executive Officer, or Director	No. of Common Option/SARs Granted in Fiscal 2007	Exercise Price ($/Share)	Expiration Date	No. of Common Option/SARs Exercised
Gary Howsam(1)	225,000	2.02	April 18, 2010	0
Mara Di Pasquale	150,000	2.02	April 18, 2010	0
John Flock	225,000	1.21	November 14, 2009	0

Ian Fodie	75,000	3.05	May 4, 2010	0
Jeffrey Sagansky	75,000	2.50	August 30, 2010	0
Mara Di Pasquale	50,000	2.09	August 30, 2010	0

1

Effective November 6, 2007, Gary Howsam has been placed on administrative leave pending the outcome of his arrest in connection with a U.S. federal investigation into certain transactions between Comerica Bank and Mr. Howsam which occurred prior to Mr. Howsam joining Peace Arch in 2003.  Jeff Sagansky has been appointed Interim Chief Executive Officer.  On November 23, 2007, Mr. Howsam voluntarily resigned as director and as Chief Executive Officer.  On November 23, 2007, 168,750 of the 225,000 options reported above, were cancelled leaving a balance of 56,250 options priced at $2.02.

During the most recently completed year, options to purchase an aggregate of 2,370,000 Common Shares were granted to employees and key contributors of Peace Arch.

Additional disclosure for U.S. GAAP  purposes:

•

As at August 31, 2007, the aggregate intrinsic value (difference between the market value and exercise price) for fully vested stock options was $3.1 million.

•

For the year ended August 31, 2007, there was no income tax benefit for total stock based compensation costs.

•

We have guidelines for issuing shares from treasury to satisfy share option exercises.

Except for our Amended Share Option Plan there are no plans in effect to which cash or non-cash compensation was paid or distributed to Named Executive Officers during the most recently completed fiscal year, or is proposed to be paid or distributed in a subsequent year.  We do not have any pension plans or retirement benefit plans.

STOCK OPTIONS OUTSTANDING AS AT FEBRUARY 29, 2008

The total amount of securities called for by all such options to purchase Common Shares held by directors and Named Executive Officers as a group is 2,175,000.

Name of Optionee	No. of Common Option/SARs Granted	Exercise Price ($/Share)	Date of Grant	Expiry Date
Robert Essery	10,000	$0.65	February 25, 2005	April 30, 2008(1)
Juliet Jones	15,000	$0.65	February 25, 2005	April 30, 2008(1)
Mara Di Pasquale	75,000	$0.65	February 25, 2005	April 30, 2008(1)
John Flock	75,000	$0.65	February 25, 2005	April 30, 2008(1)
Robert Essery	65,000	$0.58	October 12, 2005	October 12, 2008
Juliet Jones	60,000	$0.58	October 12, 2005	October 12, 2008
Drew Craig	75,000	$0.58	October 12, 2005	October 12, 2008
Berry Meyerowitz	150,000	$0.48	January 23, 2006	January 23, 2009
Mara Di Pasquale	75,000	$0.63	March 3, 2006	August 31, 2009
John Flock	225,000	$1.21	November 14, 2006	November 14, 2009
Mara Di Pasquale	150,000	$2.02	April 18, 2007	April 18, 2010
Ian Fodie	75,000	$3.05	May 4, 2007	May 4, 2010
Mara Di Pasquale	50,000	$2.09	August 30, 2007	August 30, 2010
Jeffrey Sagansky	75,000	$2.50	August 30, 2007	August 30, 2010
John Flock	800,000	$2.50	September 1, 2007	September 1, 2010
Mara Di Pasquale	200,000	$2.50	September 1, 2007	September 1, 2010

(1) expiry date was extended due to extended blackout period

WARRANTS OUTSTANDING AS AT FEBRUARY 29, 2008

Date of Issuance of the Warrants	Number of Warrants Issued	Number of Warrants Currently Outstanding	Exercise Price	Expiry Date of Warrants
February 7, 2006	1,500,000	355,000	US$0.54	February 6, 2009
June 7, 2006	269,000	46,000	Cdn$1.21	June 6, 2010
June 8, 2007	400,000	400,000	Cdn$2.50	June 7, 2011

On February 7, 2006, 1,500,000 common share purchase warrants were issued to Trilogy Capital Partners Inc. (Trilogy) for the development and implementation of a proactive marketing program.  The warrant entitles the holder to purchase from Peace Arch at any time prior to February 6, 2009, one share of the common shares of Peace Arch at an exercise price of US$0.54 per share.  The warrants shall vest and become exercisable as follows (a) 1,000,000 warrants vested on February 7, 2006; and (b) 500,000 warrants vest on February 8, 2007 provided that Trilogy’s engagement pursuant to the Letter of Engagement dated February 7, 2006 shall not have been terminated other than termination by Trilogy as a result of breach by Peace Arch.  On November, 2006, 200,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of US$108,000.  In January 2007, 245,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of US$132,300.  In March 2007, 150,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of US$81,000.  In April 2007 100,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of US$54,000.   In May 2007 395,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of US$213,300.   In June 2007 10,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of US$5,400.  In July 2007 25,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of US$13,500.  In September 2007 10,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of US$5,400.   In October 2007 10,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of US$5,400.

On June 7, 2006, in connection with a private placement, we issued 269,000 broker warrants to Westwind Capital Inc. for their services acting as lead agent in Canada for the private placement.  Each warrant is exercisable for one common share in the capital of Peace Arch at any time 48 months from the closing date of the private placement at an exercise price of Cdn$1.21. In October 2007, 223,000 Common Share warrants were exercised at a price of Cdn$1.21 per share for proceeds of Cdn$269,830.

On June 8, 2007, in connection with a private placement, we issued 400,000 broker warrants to Westwind Capital Inc. for their services acting as lead agent in Canada for the private placement.  Each warrant is exercisable for one common share in the capital of Peace Arch at any time 48 months from the closing date of the private placement at an exercise price of Cdn$2.50.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

Peace Arch is a publicly owned corporation.  To the best of our knowledge, we are not directly owned or controlled by another corporation or any foreign government.

The table below summarizes the ownership of our Common and Preference Shares and as a percentage of each class of securities as of February 29, 2008, for each person known to us who beneficially owns more than 5% of the aggregate.

Name	Common Shares	Percent of Common Shares	Preference Shares Series I	Preference Shares Series II	Percent of Series I Pref. Sh.	Percent of Series II Pref. Sh.
CPC Communications Inc.(1)(2)	6,853,333		-	-	-	-
Todd Wagner(3)	3,225,000		-	-	-	-
Fremantle Media(4)	2,931,125		-	-	-	-
Penson Financial Services (Canada) Inc.(2)	*	*	1,847,826	1,847,826	42.5%	42.5%
Jeff Sagansky(3)	*	*	1,195,652	1,195,652	27.5%	27.5%
Kerry McCluggage(3)	*	*	1,195,652	1,195,652	27.5%	27.5%

Above information does not reflect ownership of options or warrants.

1

CPC Communications Inc. is an Ontario company that is controlled by the family of Gary Howsam, a former Chief Executive Officer and former director of Peace Arch.

2

Canadian resident.

3

US Resident

4

UK Resident

*

Less than 5% ownership

The major shareholders hold the same voting rights as all holders of Common Shares.

As at August 31, 2007, the shareholders’ list for our shares showed 265 registered common shareholders and 48,311,775 Common Shares outstanding.

The table below summarizes each class of securities held in the U.S. as at August 31, 2007:

Class of Shares	Total Shares Outstanding	Number of Holders	Number of Shares	%(1)
Common	48,311,775	153	12,075,347	24.9
Series I Preferred	4,347,825	2	2,931,304	67.4
Series II Preferred	4,347,825	2	2,931,304	67.4

Above information does not reflect ownership of options or warrants.

(1)

represents percentage of issued and outstanding

The following summarizes significant changes in ownership held by Major Shareholders over past three fiscal years:

•

On March 31, 2005, Fremantle Media converted a note payable of US$8,793,375 for 2,931,125 Common Shares of Peace Arch.

•

On July 29, 2005, in connection with a private placement, Drew Craig (1,847,652), Jeff Sagansky (1,195,652), Kerry McCluggage (1,195,652) and Assetone Investments Inc. (108,695) received Series I Preference Shares.  Each Series I Preference Share has a Series II Preference Share purchase warrant attached.

•

On June 7, 2006, Todd Wagner received 3,000,000 Common Shares pursuant to a private placement of 7.5 million of Peace Arch’s Common Shares.

•

On June 8, 2007, Drew Craig (160,000), Jeff Sagansky (20,000), Gary Howsam (40,000), Kerry McCluggage (100,000) and Todd Wagner (225,000) received Common Shares pursuant to a private placement of 13.2 million of Peace Arch’s Common Shares.

To the best of our knowledge there are no new arrangements that could result in a change of control.

B.

RELATED PARTY TRANSACTIONS

We have transacted business in the normal course with entities that are subject to common voting control and with entities over which we exercises significant influence. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties and having normal trade terms.

During the year ended August 31, 2007 the following related party transactions occurred:

•

During the year ended August 31, 2007 we paid $290,000 (2006 - $190,000, 2005 - $185,000) to a company controlled by a shareholder, former director and officer of Peace Arch for executive services rendered. These expenditures are reflected in our selling, general and administrative expenses.

•

During the year ended August 31, 2007, included in production loans was $4.9 million (2006 - $nil) plus interest payable due to a director, a shareholder, and two members of senior management (or companies controlled by senior management).  During the year ended August 31, 2007, we incurred interest and arrangement fees of $170,000 (2006 - $nil) which is included in interest expense in the consolidated statements of earnings (loss).  The loan was repaid from the proceeds of a private placement completed on June 8, 2007.

•

During the year ended August 31, 2006, we entered into an agreement with a company controlled by a director and a member of our senior management to loan Peace Arch $2.7 million. The loan bears interest at the rate of 18% per annum and is secured by Peace Arch unencumbered entitlement to tax credit receivables due on films that it has produced and by guarantees provided by certain unrelated production companies in order to assist the Company with the financing of its distribution advances. During the year, we paid interest of $478,000 (2006 - $99,000), of which $412,000 was paid to the director of the Company and the member of Peace Arch’s senior management.  The interest is included in interest in the statement of earnings (loss).  The loan was repaid from part of the net proceeds of the private placement completed on June 8, 2007.

•

As at August 31, 2007, included in production loans was $nil (2006 - $50,000) due to a director of Peace Arch in respect of a loan for the purpose of interim financing of a certain production. The loan was repaid in June 2007.  Interest on the loan was $nil (2006 - $nil).

•

On April 30, 2007, we issued 277,406 common shares valued at $860,000 for settlement of a loan payable, in the amount of US$250,000 (Cdn$285,000) and interest in the amount of US$151,000 (Cdn$174,000).  On May 10, 2004, we entered into an agreement with an affiliate of a member of senior management to loan the Company US$250,000 (Cdn$285,000). The loan had interest at the rate of 18% per annum.  We recorded a loss on settlement of $396,000.

•

On August 31, 2007, we acquired 100% of the issued and outstanding shares of John Flock Productions Inc. (“Flock”), a U.S. company acquired from Mr. John Flock, the President, Chief Operating Officer, a director and a member of senior management of Peace Arch, for $740,000.  The transaction did not consist of a business combination and the principal asset acquired was film assets, which is included in development.  The cost of the purchase was determined by the value of our common shares issued in the amount of 370,373 valued at $740,000.  The fair value of the common shares issued of $2.00 per share was based on the date the transaction was completed.

•

On January 19, 2008 we announced that the Interim CEO and the other Co-Chairman of the Board of Directors agreed to provide us with a bridge loan of $2.7 million to be used by us for general corporate purposes.  The bridge loan will bear interest at 12% per annum.  The bridge loan is due within one year from the time the loans are made.  The loans may be repaid in advance without penalty at the option of Peace Arch. No fees are payable by us in respect of the bridge loans.

C.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER INFORMATION

Our financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) in Canada, the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP except as explained in note 33 of our fiscal 2007 Consolidated Financial Statements included under Item 18 herein.

The financial statements as required under Item 18 are attached hereto and found immediately following the text of this Annual Report.  The report of PricewaterhouseCoopers LLP, Chartered Accountants for each of the years in the three-year period ended August 31, 2007 and the consolidated balance sheet data as of August 31, 2007 and 2006 is included herein immediately preceding the financial statements.

Legal Proceedings

On November 5, 2007, Gary Howsam, our former Chief Executive Officer was arrested in connection with a U.S. federal investigation into certain transactions between Comerica Bank of California and Mr. Howsam which occurred prior to Mr. Howsam joining Peace Arch in 2003.  Mr. Howsam was placed on administrative leave pending the outcome of the investigation.  On November 23, 2007, Mr. Howsam voluntarily resigned as a director and as Chief Executive Officer.  Peace Arch and its subsidiaries are not a party to these proceedings ..

In June 2004, our subsidiary Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.) was named as one of several defendants in an action brought by Comerica Bank California in connection with the allegations for which Gary Howsam, our former Chief Executive Officer .. The Company believes that the claim asserted against the Company’s subsidiary is without merit because, among other things, the alleged events on which the claim is based occurred years prior to the formation of Peace Arch Motion Pictures Inc. We do not expect the outcome of this proceeding to have a material adverse effect on our financial position, results of operations, or liquidity ..  The claim is subject to arbitration which has been stayed pending the outcome of the criminal allegations against Mr. Howsam.

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

During the years ended August 31, 2007, 2006 and 2005, we recorded dividends of $443,000, $308,000 and $22,000, respectively, in respect of the Series I Preference Shares and the Series II Preference Shares determined as 10% of the outstanding Series I and Series II Preference Shares’ face value of US$789,000 (2006 – US$3.3 million).

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

B.

SIGNIFICANT CHANGES

Acquisition of Castle Hill Productions Inc. and Dream LLC.

On December 21, 2006, we acquired 100% of the issued and outstanding shares of Castle Hill Productions Inc. and 100% of the issued and outstanding member units of Dream LLC (“Castle Hill/Dream”).  The Castle Hill/Dream acquisition provides us with the rights to distribute a library of titles in the U.S. and internationally, and with an experienced management team to further enhance its capacity to exploit its own and other television programming and feature film packages.  The cost of the purchase was US$9.5 million (Cdn$11.1 million) consisting of cash consideration of $9.2 million paid at the time of closing, 1,120,419 common shares of Peace Arch valued at $1.2 million and direct costs of the acquisition of $687,000.  The fair value of the common shares issued of $1.03 per share was based on Canadian exchange stock price quotation, and was determined based on the date the transaction was announced and final agreement was reached.

The cash component of the transaction was financed by (i) a term loan of US$2.7 million (Cdn$3.2 million) from a financial institution, (ii) an increase to an existing loan facility from a second financial institution totalling US$1.8 million (Cdn$2.1 million). The balance outstanding as at August 31, 2007 is US$559,000 (Cdn$590,000). The loan is due December 15, 2009, bears interest at the rate of LIBOR plus 2.75% and is secured by certain project related accounts receivable of Peace Arch, (iii) a loan from the second financial institution in the amount of US$2.8 million (Cdn$3.2 million), which bears interest at the rate of LIBOR plus 2.25% and is secured by an existing project related accounts receivable.  The loan was repaid during the year ended August 31, 2007, and (iv) the balance from our available cash.

In conjunction with the provision of loans described in the preceding paragraph, we incurred aggregate financing costs of $381,000.

The acquisition of Castle Hill/Dream has been accounted for by the purchase method and the results of operations of Castle Hill/Dream have been included since December 21, 2006.  The cost of the purchase has been allocated to the assets acquired and liabilities assumed based on the fair values of such assets and liabilities. Goodwill resulted from this purchase and is attributable to synergies in the distribution activities of Peace Arch and Castle Hill/Dream.  A portion of the cost of acquisition of $1.2 million, which is a preliminary allocation, has been attributed to customer relationships and is included in intangible assets.

Acquisition of Trinity Home Entertainment, LLC.

On July 3, 2007, we acquired 100% of the membership interests of Trinity Home Entertainment, LLC (“Trinity”).  The purchase of Trinity provides us with a home entertainment studio in the U.S. that distributes videocassettes, DVDs and ancillary merchandise to retailers and mass merchandisers in the U.S.  The cost of the purchase was US$10.0 million (Cdn$10.6 million) consisting of 229,358 common shares of Peace Arch valued at US$482,000 (Cdn$511,000), cash consideration of US$7.5 million (Cdn$7.9 million) paid at the time of closing, future cash consideration of US$1.7 million (Cdn$1.8 million) and direct costs of the acquisition of $328,000.  Pursuant to the purchase agreement on closing of the transaction, we deposited into an interest bearing escrow account a maximum additional consideration of US$2.0 million (Cdn$2.1 million) based on Trinity’s achieving certain financial results as reported on its audited financial statements for the year ended December 31, 2006.  At August 31, 2007 the Canadian dollar converted amount of the deposited funds was $2.1 million.  Trinity’s financial results for the year ended December 31, 2006 gave rise to US$1.7 million (Cdn$1.8 million) of the contingent consideration and was paid subsequent to the year end from the proceeds of a private placement completed on June 8, 2007.

The fair value of the common shares issued of $2.23 per share was based on Canadian exchange stock price quotation and was determined based on the date the transaction was announced and agreement was reached.  The cash component of the transaction was financed by a portion of the net proceeds of a private placement completed on June 8, 2007.

The acquisition of Trinity has been accounted for by the purchase method and the results of operations have been included since July 3, 2007.   The cost of the purchase has been allocated to the assets acquired and liabilities assumed based on the fair values of such assets and liabilities. Goodwill resulted from this purchase and is attributable to synergies in the distribution activities of Peace Arch and Trinity.  A portion of the cost of acquisition of $2.1 million, which is a preliminary allocation, has been attributed to customer relationships and is included in intangible assets.

Acquisition of Dufferin Gate Holdings Inc.

On July 27, 2007, we acquired 40.01% of the issued and outstanding shares of Dufferin Gate Holdings Inc. (“DGH”), the parent corporation of Dufferin Gate Productions Inc. (“Dufferin Gate”), a Canadian company that provides production services and facilities, and subscribed for 19.98 Class A voting preferred shares, such that together we own 50% of the voting rights in DGH.  We also entered into an arrangement whereby the remaining common shares can be put to us by the holder or called by us in 2008 as further explained below. As the put arrangement represents a financial liability as opposed to an equity interest in DGH, we are deemed to have acquired 100% of the residual interest in DGH and have consolidated 100% of DGH effective July 27, 2007.

The cost of the purchase was $4.8 million consisting of $2.2 million cash consideration paid at the time of closing, direct costs of acquisition of $83,000 and future consideration with a fair value of $2.6 million consisting of $2.0 million cash and common shares of Peace Arch valued at $600,000.  The purchase was financed by a portion of net proceeds of a private placement completed on June 8, 2007.

On the date of the acquisition, we entered into an agreement (“the put option agreement”) with the remaining shareholder, requiring us to purchase all of the issued and outstanding shares of the holding company that owns the remaining issued and outstanding shares of DGH for a price of $3.2 million consisting of $2.6 million cash and common shares of Peace Arch with a value of $600,000. The put option is exercisable no later than January 31, 2008.  Pursuant to the terms of the put option agreement, we deposited $2.6 million in an interest bearing escrow account; interest of $11,000 has accrued and is payable to the shareholder.  Upon the exercise of the put option, funds are released as follows: (i) $2.2 million immediately, (ii) $225,000 six months following the date of exercise of the option and (iii) $224,000 eighteen months following the date of exercise of the option.  The future releases are dependent on continued employment of the principal of DGH, and accordingly, this amount is being accrued as compensation cost over the period the amounts vest. The fair value of the common shares to be issued is determined based on the date that the put option is exercised.

On the same date, we entered into an agreement (“the call option agreement”) with the remaining shareholder, requiring the shareholder to sell all of the issued and outstanding shares of a holding company that owns the remaining issued and outstanding shares of DGH for a price of $3.2 million consisting of $2.6 million cash and common shares of Peace Arch valued at a fixed and determinable amount of $600,000.  The call option is exercisable no earlier than February 1, 2008 and no later than January 31, 2009.

On January 7, 2008, the remaining shareholder exercised the put option requiring us to acquire the remaining 59.99% of the outstanding shares of Dufferin Gate.  Pursuant to the exercise of the put option agreement, we purchased all of the issued and outstanding shares of the holding company that owns the remaining issued and outstanding shares of DGH for $3.2 million, consisting of cash consideration of $2.6 million and 393,781 common shares of Peace Arch valued at $600,000.  The fair value of the common shares issued of $1.52 per share was based on Canadian exchange stock price quotation and was based on the date the put option was exercised.  In addition, on January 10, 2008, we released $2.2 million from an interest bearing escrow account.

The acquisition of Dufferin Gate has been accounted for by the purchase method and the results of operations have been included since July 27, 2007.  The cost of the purchase has been allocated to the assets acquired and liabilities assumed based on the fair values of such assets and liabilities. Goodwill resulted from this purchase and is attributable to production management infrastructure by the use of the studio facility and the personnel already in place.

ITEM 9.

THE OFFER AND LISTING

Our Common Shares trade on The Toronto Stock Exchange (“TSX”) and The American Stock Exchange (“AMEX”) under the symbol PAE.   Our shares commenced trading on the TSX (or its predecessor the Vancouver Stock Exchange) in November 1997 under the symbol “VE”.  Effective July 19, 1999, our Class A Multiple Voting Shares and Class B Subordinate Voting Shares began trading on the TSX, at which time our Common Shares were delisted. Our Class B Subordinate Voting Shares began trading on AMEX on July 28, 1999.  Our new Common Shares began trading on TSX and AMEX on March 16, 2004 at which time our Class A Multiple Voting Shares and Class B Subordinate Voting Shares were delisted.

STOCK TRADING ACTIVITY
	TSE						AMEX
	(amounts in CDN)						(amounts in USD)
	Class A		Class B		Common		Class B		Common
	High	Low	High	Low	High	Low	High	Low	High	Low
Annual
Year ending Aug 31, 2003	0.75	0.15	1.07	0.11			1.04	0.17
Year ending Aug 31, 2004					2.65	0.85			1.98	0.72
Year ending Aug 31, 2005					1.15	0.41			0.95	0.38
Year ending Aug 31, 2006					1.99	0.39			1.69	0.31
Year ending Aug 31, 2007					3.25	0.85			2.98	0.80
Quarterly
Year ending Aug 31, 2006
First Quarter					0.70	0.40			0.60	0.31
Second Quarter					0.70	0.39			0.69	0.32
Third Quarter					1.78	0.41			1.69	0.46
Fourth Quarter					1.99	0.95			1.57	0.85
Year ending Aug 31, 2007
First Quarter					1.43	0.85			1.15	0.80
Second Quarter					1.65	1.05			1.39	0.91
Third Quarter					3.25	1.32			2.98	1.08
Fourth Quarter					2.81	1.80			2.68	1.78
Monthly
July -07					2.79	2.02			2.18	1.78
August-07					2.22	1.80			2.65	1.93
September-07					2.44	1.93			2.52	1.80
October -07					2.80	2.21			2.81	2.22
November-07					2.60	1.65			2.78	1.67
December-07					2.00	1.25			1.98	1.28
January-08					1.69	1.00			1.89	1.05

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

On February 11, 2004 our shareholders approved the reorganization of our share capital and the continuance of Peace Arch as further described in Item 14 herein.

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

Except as provided in the Investment Canada Act (the “ICA”), there are no limitations under the laws of Canada, the Province of Ontario or in our Memorandum or Articles on the right of non-Canadians to hold and/or vote the shares of our capital stock. The ICA has application where a “non-Canadian” individual or entity or controlled group of entities proposes to make an investment to acquire control of a Canadian business enterprise, either directly or indirectly, by way of purchase of voting shares of a corporation or of substantially all of the assets used in the Canadian business enterprise.  Specific provisions and considerations apply with respect to an investment to acquire control of a Canadian business that is a "cultural business" as defined in the ICA. A Canadian business that carries on "the production, distribution, sale or exhibition of film or video recordings" is a "cultural business" within the meaning of the ICA. We are considered to be a cultural business pursuant to the ICA. The acquisition of control of a "cultural business" is reviewable by the Minister of Canadian Heritage.

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

United States Federal Income Tax Considerations

The following is, in the opinion of Peace Arch after consultation with its professional advisors, a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company.  This discussion does not address all potentially relevant federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (see “Taxation – Canadian Federal Income Taxes Considerations” below).  Accordingly, holders and prospective holders of common shares of Peace Arch are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of the Company, based upon their individual circumstances.

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

Passive Foreign Investment Company

For any taxable year of Peace Arch, if at least 75% of our gross income is “passive income”, as defined in the Code, or if at least 50% of our assets, by average fair market value, or, prior to fiscal year 1998, possibly by adjusted tax basis, are assets that produce or are held for the production of passive income, we will be a passive foreign investment company (“PFIC”).  As a non-U.S. publicly traded foreign corporation, Peace Arch may be a PFIC in the fair market value of our passive income producing assets is at least 50% of the sum of the market value of our outstanding stock plus our liabilities.  If we are a PFIC for any taxable year during which a U.S. Holder holds any Common Shares, the U.S. Holder will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1298 of the Code, with respect to all of such U.S. Holder’s Common Shares.  If we were treated as a PFIC at any time during a U.S. Holder’s holding period for Common Shares, such U.S. Holder generally would be subject to additional tax as well as interest charges with respect to the deferral of tax for the period during which such Common Shares were held.  Any such additional tax and interest charges would apply upon the disposition of the Common Shares or the receipt of dividends.  Additionally, any gain realized on the disposition of Common Shares would be treated as ordinary income or taxable at ordinary income rates rather than as capital gain or taxable at capital gains rates, and the tax basis of the Common Shares held by a U.S. Holder generally would not be stepped up to fair market value at death.  Under some circumstances, shareholders of a PFIC may elect to be taxed currently on their pro rata shares of PFIC income and capital gain or, report income currently on a mark to market basis with respect to their shares of stock in the PFIC.

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

Foreign Investment Company

We would be treated as a “foreign investment company” as defined in Section 1246 of the Code if 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting or trading in securities, commodities or any interest therein.  If we are assessed as being a foreign investment company, then this could cause all or part of any gain realized by a U.S. Holder selling or exchanging shares to be treated as ordinary income rather than capital gain.  The 2004 Act repeals the foreign investment company rules.  This repeal is effective after 2004.

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

F.

DIVIDENDS AND PAYING AGENTS

Not applicable.

G.

STATEMENTS BY EXPERTS

Not applicable.

H.

DOCUMENTS ON DISPLAY

Any documents referred to in this document may be inspected at the head office of Peace Arch, 1867 Yonge Street, Ste. 650, Toronto, Ontario M4S 1Y5 during the normal business hours.

I.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE

DISCLOSURES ABOUT MARKET RISK

The following discussion should be read in conjunction with notes to the Consolidated Financial Statements attached herein in Item 18.  We are subject to two main market risks: interest rate risk and foreign currency exchange risk. We do not use financial derivatives to hedge market risks.

Interest rate risk primarily arises because we borrow funds to finance the production costs of our film and television programs, which are generally incurred in advance of contracted receipts and revenues from these programs. These loans usually bear interest at rates that change as market interest rates fluctuate. A rise in interest rates would cause an increase in the cost to produce our film and television programs and an adverse effect on our results of operations and financial condition.  At August 31, 2007 we had borrowings of $41,549 in United States and Canadian dollar currencies outstanding from financial institutions. The United States dollar loans of $11,309 bear interest at rates ranging from the financial institute’s United States dollar base rate plus 1.5% to 30.0% per annum and LIBOR plus 0.75% to 3.25% per annum, while the $30,240 loans in Canadian dollars bear interest at rates ranging from a financial institute’s prime lending rate minus 0.5% to plus 2.0%, financial institutes base rate plus 0.75% per annum and interest of 18% per annum.

For fixed rate debt, changes in interest rates generally affect the fair market value, but do not impact earnings or cash flows. As the term of the outstanding fixed rate loans is less than one year small changes in interest rates are not expected to affect the fair market value of the outstanding debt. Variable rate debt will affect the future earnings and cash flows of Peace Arch as the interest rate changes. We generally cannot prepay fixed rate debt prior to maturity. Therefore, interest rate risk and changes in fair market value should not have a significant impact on the fixed rate debt. Holding the variable rate debt balance constant, each one percentage point increase in interest rates would result in an increase in interest expense of approximately $314,000 for the year. For the prior year, the comparable increase in interest expense of each percentage increase in interest rates would be approximately $235,780.

The following table presents principal cash flows, presented in Canadian dollars, and related interest rate sensitive financial instruments, by fiscal year of maturity.

		Expected to mature before August 31	Expected to mature before August 31	Thereafter
	Fair Value	2008	2009
Bank Credit Facility (1)
Floating rate – Cdn$ (in ‘000’s)	3,000	3,000	-	-
Average interest rate	6.70%	6.70%	-	-
Corporate and Production Loans
Floating rate – US$ (in ‘000’s)	11,309	9,099	739	1,471
Average interest rate	8.34%	8.34%	8.34%	8.34%
Floating rate – Cdn$ (in ‘000’s)	20,083	18,971	100	1,012
Average interest rate	5.05%	5.05%	5.05%	5.05%
Other (2) (in ‘000’s)	7,157	7,157	-	-
Total (in ‘000’s)	41,549	38,227	839	2,483

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

Based on our net US dollar liability exposure at August 31, 2007 and 2006 and holding that exposure constant each 1% decrease in the US dollar exchange rate to Canadian dollars would result in an approximate $141,000 increase (2006 – $68,000 increase) to our income and each 1% increase in the US dollar exchange rate would result in an approximate $141,000 decrease (2006 - $68,000 decrease) to our income.

At the present time we have no derivative instruments outstanding.  The average exchange rate for fiscal 2007 was Cdn$1.121 per US$1.00 (2006- Cdn$0.8714 per US$1.00).

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking fund or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of Peace Arch or any significant subsidiary.  Nor has there been any other material delinquency relating to any class of preference shares of the Company or any significant subsidiary.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Material modifications to the rights of security holders

Our articles of amendment were filed on Form 6K on July 28, 2005 and incorporated by reference to our Form 20-F for the year ended August 31, 2005 as Exhibit 1.10.

Use of proceeds

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

a.

Disclosure controls and procedures

As required by rule 13a-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of August 31, 2007, being the date of our most recently completed fiscal year.

“Disclosure Controls and Procedures” are controls and other procedures that are designed to ensure that the information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As required, the Interim Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures and they concluded that they were not effective as of August 31, 2007, because of the material weaknesses over financial reporting described below.

Material Weaknesses

As a result of various audit adjustments relating to the year end August 31, 2007 and restatements relating to fiscal 2006 and 2005, we determined there were a number of control deficiencies that amounted to material weaknesses in internal control over financial reporting as at August 31, 2007, which are summarized below.  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis.

Specifically:

We did not maintain adequate controls over timely communications between departments of information related to developing issues that may impact our financial reporting.  Further we have identified that we had insufficient accounting resources, inadequate training of our finance personnel to address these issues and inadequate period end closing processes and procedures.  These weaknesses resulted in audit adjustments and the restatement of financial results.

We did not have adequate controls and procedures to complete the analysis of expected losses for variable interest entities and determine whether we were the primary beneficiary of certain variable interest entities on a timely basis at the time of origination of the entities and when reconsideration events occur.  We did not have adequate procedures and policies to document all material transactions among our various wholly owned subsidiaries and variable interest entities to be consolidated.  These weaknesses resulted in several variable interest entities for which the Company was the primary beneficiary not being consolidated.  As a consequence, several audit adjustments were made and the fiscal 2007 interim financial statements are being restated.

We did not have an adequate process to identify whether the U.S. subsidiaries acquired during the year were self sustaining or integrated for the purposes of applying the appropriate foreign currency translation methodology. This deficiency resulted in audit adjustments to shareholders’ equity, investment in film and television programming, intangible assets and goodwill.

There was not an adequate process for accounting for the business combination of Trinity Home Entertainment, LLC to complete an appropriate preliminary allocation of the excess purchase price for the purposes of our consolidated financial statements for the year ended August 31, 2007. This deficiency resulted in audit adjustments to goodwill and intangible assets.

We did not have adequate controls over the capitalization of interest to investment in film and television programming and use of cash by various subsidiaries. This deficiency resulted in audit adjustments and restatement of the financial statements as of and for the year ended August 31, 2006 with respect to amortization of investment in film and television programming, interest expense and investment in film and television programming.

We did not properly identify and implement new pronouncements relating to differences between generally accepted accounting principles in the United States and Canada. This deficiency resulted in audit adjustments to net (loss) earnings under Canadian GAAP and shareholders’ equity under Canadian GAAP in note 33 “United States Generally Accepted Accounting Principles” to our consolidated financial statements for the year ended August 31, 2007.

We did not have a process for identifying penalties on income tax returns not completed on a timely basis.  This deficiency resulted in audit adjustments to and restatement of the financial statements as of and for the year ended August 31, 2006 with respect to selling, general and administrative expenses and accounts payable and accrued liabilities.

We did not have effective controls to identify cash flows related to interest on debt to permit appropriate classification of such payment within the Statement of Cash Flow.  This deficiency resulted in audit adjustments and restatement of the financial statements as of and for the year ended August 31, 2006 with respect to additions to production loans and repayments of production loans in the Statement of Cash Flow.

We did not maintain effective controls over the accounting for income taxes and future income taxes, including the determination and reporting of current income taxes payable and the related future income tax balances. Specifically, we did not have sufficient personnel to enable us to ensure all income tax filings were completed on a timely basis which resulted in an additional accrual of penalties. In addition, as a result of acquiring a number of businesses in foreign jurisdictions during the year, we did not have adequate resources with international tax experience to ensure that the tax positions were appropriate, determined and analyzed, which resulted in an adjustment to our provision for income taxes and related income tax liabilities.

We did not have an adequate process for assessing the carrying value of certain film assets.  This deficiency resulted in a significant reassessment of revenue estimates on a title-by-title basis and the reduction in the carrying value of certain film assets contained within the investment in film and television asset account.

Each of these control deficiencies could result in a material misstatement of the annual financial statements that would not be prevented or detected.

Plan for Remediation of Material Weaknesses

We are undertaking efforts to improve our internal control over financial reporting and to remediate the material weaknesses identified above.  We intend to design, implement and maintain an effective control environment over financial reporting.  We have taken or will take the following actions:

We have hired accounting personnel versed in generally accepted accounting principles, whose primary task will be to ensure accurate financial reporting.

We plan to enhance controls over financial reporting by using a third party accounting firm to assist in US GAAP accounting.

We plan to hire the necessary accounting resources with the required taxation skill set needed for operations in multiple jurisdictions with complex income tax regulations.

We believe that the actions described above and resulting improvements in controls will generally strengthen our disclosure controls and procedures, as well as our internal control over financial reporting, and will, over time, address the material weaknesses that we identified in our internal control over financial reporting as of August 31, 2007.  However, because many of the remedial actions we have undertaken are very recent and many of the controls in our system of internal controls rely extensively on manual review and approval, the successful operation of these controls for, at least, several fiscal quarters may be required prior to our management being able to conclude that the material weaknesses have been remediated.

b.

Management’s annual report on internal control over financial reporting

Not applicable

c.

Attestation report of the registered public accounting firm

Not applicable

d.

Changes in internal control over financial reporting

There have been no changes in internal control during the year that materially affected or could be reasonably likely to materially affect internal control.

ITEM 16.

[RESERVED]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERTS

Our Board of Directors have determined that Juliet Jones and Ian Fodie qualify as “audit committee financial experts” as defined by the rules of the Securities and Exchange Commission (“SEC”).   Juliet Jones, a Certified General Accountant, is currently a self employed consultant.  Ms. Jones was formerly the Chief Financial Officer of Webtech Wireless Inc., a TSX listed company.  Previously Ms. Jones served in various roles for Peace Arch Entertainment Group Inc. including Chief Financial Officer from 1996 to March 2001 and again from January 2003 to September 2003 and President and Chief Executive Officer from April 2001 to December 2002.  She has 21 years of accounting experience, 16 years of which were in senior financial roles with public companies.  Ms. Jones has 16 years of experience in the film and television industry.  She has a solid understanding of generally accepted accounting principles and accounting issues specific to the film and television industry, providing her with the ability to assess the application of such accounting principles to accruals, estimates and reserves.  Ms. Jones has prepared and supervised the preparation of financial statements with comparable complexity to the issuer’s financial statements, and as past Chief Financial Officer of the issuer until June 20, 2003, has prepared previous financial statements for the issuer.

Mr. Fodie has had an extensive career, including currently serving as the CFO for Longview Capital Partners Inc. and formerly, CFO and VP of Operations of Mainframe Entertainment Inc.; President and CFO of  Historical Xperiences, Inc.; CFO of Sextant Entertainment Inc.; and CFO and VP Finance of International Keystone Entertainment Inc. Mr. Fodie has also served as a financial analyst for B.C Hydro and Power Authority and has over 8 years of experience in Public Accounting both in Canada and New Zealand.  Mr. Fodie studied at the University of Otago in New Zealand where he received his Bachelor of Commerce degree.  Mr. Fodie continued on to obtain his Chartered Accountant (NZ) designation.

Both Ms. Jones and Mr. Fodie also have hands on experience with managing internal controls and are active in following new accounting pronouncements with respect to the management and compliance with internal control requirements.  Ms. Jones and Mr. Fodie continue to stay current on new accounting and securities developments.

Our audit committee consists entirely of independent directors, and they meet certain independence criteria outside of their work as board or committee members.  They do not accept directly or indirectly any consulting, advisory or other compensatory fee from Peace Arch or its subsidiaries, nor are “affiliated persons” of Peace Arch or any of its subsidiaries.

ITEM 16B.

CODE OF ETHICS

We have adopted a code of ethics for our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Controller and other persons performing similar functions.  Our code of ethics complies with the SEC rules.  A copy of the Company's Code of Ethics is currently posted on our website at www.peacearch.com, and will be furnished, without charge, to any person who requests such copy by writing to the Chief Financial Officer, Peace Arch Entertainment Group Inc., 1867 Yonge Street, Ste. 650, Toronto, Ontario CANADA M4S 1Y5.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The independent auditors of Peace arch are the firm PricewaterhouseCoopers LLP (“PwC”) who has served as our independent auditors since March 15, 2003.  Our shareholders have approved the appointment of PwC as our independent auditors for the fiscal year ending August 31, 2007.

Services and Fees of Auditors

The following table provides information about the fees billed to us for professional services rendered by PricewaterhouseCoopers LLP during 2007 and 2006:

Description	2007 $	2006 $
Audit Fees	740,210	322,240
Audit Related Fees	110,000	97,268
Tax Fees	99,290	98,600
Total	949,500	518,108

Audit Fees

Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

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

ITEM 16E.

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases made by or on behalf of the Company or any “affiliated purchaser” of Peace Arch’s equity securities.

PART III

ITEM 17.

FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.

FINANCIAL STATEMENTS

Our financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Generally Accepted Accounting Principles (GAAP) in Canada, the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as described in note 33 to the audited financial statements included herein.

Auditors Report

Consolidated Balance Sheets

Consolidated Statements of Earnings

Consolidated Statements of Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

ITEM 19.

EXHIBITS

Exhibit Number	Description
1.1	Special Resolution of Vidatron Enterprises Ltd., filed May 1, 1990, canceling previous Articles of Vidatron Enterprises Ltd. and substituting new Articles of Vidatron Enterprises Ltd. (1)
1.2	Certificate and Special Resolution Vidatron Enterprises Ltd., filed February 13, 1992 (1)
1.3	Certificate of Change of Name and Special Resolution of The Vidatron Group Inc., filed February 5, 1997. (1)
1.4	Special Resolution Amending the Memorandum and Articles of the Company adopted February 16, 1999 (1)
1.5	Special Resolutions Amending the Memorandum and Articles of Vidatron Entertainment Group Inc. adopted July 14, 1999. (1)
1.6	Form of Special Resolutions Amending the Memorandum and Articles of Peace Arch Entertainment Group Inc. adopted February 11, 2004 to be filed with British Columbia Registrar of Companies.(5)
1.7	Articles of Continuance (4)
1.8	Adopted By-Law No. 1 (4)
1.9	Special Resolution Amending the Articles of Continuance adopted September 1, 2004(3)
1.10	Articles of Amendment(3)
4.1	Debt Repayment Agreement with Fremantle Media Enterprises Ltd. (5)
4.2	Release and Reconstitution of Loan Guarantee with Comerica Bank – California (5)
4.3	Amended Share Option Plan (5)
4.4	Agreement to Purchase Peace Arch Subsidiaries (with Renegade Motion Picture Corporation)(5)
4.5	Loan Agreement (Greenlight Entertainment Inc.)(5)
4.6	Employment letter Chief Financial Officer(4)
4.7	Peace Arch Project Development Corporation Conversion Rights Certificate (4)
4.8	Guarantee by PAPDC in favor of Fremantle Enterprises Ltd. (4)
4.9	Fremantle Escrow Agreement (4)
4.10	Fremantle Share Pledge Agreement (4)
4.11	Fremantle Conversion Right Assumption Agreement (4)
4.12	Comerica Share Pledge & Escrow Agreement (4)
4.13	Comerica Rights Assumption Agreement (4)
4.14	Agreement to Purchase Peace Arch Project Development and Subsidiaries – May 26, 2005(5)
4.15	Share Purchase Agreement – Preferred Shares(5)
4.16	Employment Agreement President(5)
4.17	Share Purchase Agreement November 1, 2005(5)
4.18	Form of US Subscription Agreement in connection with the private placement of 7 million common shares(2)
4.19	Form of Canadian Subscription Agreement in connection with the private placement 7 million common shares(2)
4.20	Agency Agreement dated June 7, 2006 between Westwind Partners Inc. and the Company(2)
4.21	Broker Warrants Certificate issued to Westwind Partners Inc. by the Company(2)
4.22	Share purchase agreement dated as of December 21, 2006 by and among Peace Arch LA, Inc. and Julian Schlossberg and Mark Balsam (concerning Dream/Castle Hill).
4.23	Debt settlement agreement dated as of April 17, 2007 by and among Peace Arch Entertainment Group Inc. and Charles Flock
4.24	Share Exchange Agreement Peace Arch Entertainment Group Inc. and John Flock and John Flock Productions Inc. August 29, 2007
4.25	Trinity Purchase Agreement dated July 3, 2007
4.26	Share Purchase Agreement Peace Arch Entertainment Group Inc. and Patrick Whitley Holdings Inc. and Showtime Networks Inc. dated July 27, 2007 (concerning Dufferin Gate)
4.27	Form of US Subscription Agreement in connection with the private placement of 13.2 million common shares
4.28	Form of Canadian Subscription Agreement in connection with the private placement of 13.2 million common shares
4.29	Broker Warrants Certificate issued to Westwind Partners Inc. by the Company
8.0	Subsidiaries (incorporated by reference to “Item 4 – Information on the Company”)
11.0	Code of Ethics (3)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

_____________________________

(1)

Incorporated by reference to our registration statement on Form F-1 (Reg. No. 333-10354).

(2)

Incorporated by reference to our Annual Report on Form 20-F for the year ended August 31, 2006

(3)

Incorporated by reference to our Annual Report on Form 20-F for the year ended August 31, 2005

(4)

Incorporated by reference to our Annual Report on Form 20-F for the year ended August 31, 2004.

(5)

Incorporated by reference to our Annual Report on Form 20-F for the year ended August 31, 2003.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PEACE ARCH ENTERTAINMENT GROUP INC.
(Registrant)

By:	/s/Mara Di Pasquale
Mara Di Pasquale

Chief Financial Officer

Date:  March 17, 2008

EXHIBIT INDEX

Exhibit Number	Description
1.1	Special Resolution of Vidatron Enterprises Ltd., filed May 1, 1990, canceling previous Articles of Vidatron Enterprises Ltd. and substituting new Articles of Vidatron Enterprises Ltd. (1)
1.2	Certificate and Special Resolution Vidatron Enterprises Ltd., filed February 13, 1992 (1)
1.3	Certificate of Change of Name and Special Resolution of The Vidatron Group Inc., filed February 5, 1997. (1)
1.4	Special Resolution Amending the Memorandum and Articles of the Company adopted February 16, 1999 (1)
1.5	Special Resolutions Amending the Memorandum and Articles of Vidatron Entertainment Group Inc. adopted July 14, 1999. (1)
1.6	Form of Special Resolutions Amending the Memorandum and Articles of Peace Arch Entertainment Group Inc. adopted February 11, 2004 to be filed with British Columbia Registrar of Companies.(5)
1.7	Articles of Continuance (4)
1.8	Adopted By-Law No. 1 (4)
1.9	Special Resolution Amending the Articles of Continuance adopted September 1, 2004(3)
1.10	Articles of Amendment(3)
4.1	Debt Repayment Agreement with Fremantle Media Enterprises Ltd. (5)
4.2	Release and Reconstitution of Loan Guarantee with Comerica Bank – California (5)
4.3	Amended Share Option Plan (5)
4.4	Agreement to Purchase Peace Arch Subsidiaries (with Renegade Motion Picture Corporation)(5)
4.5	Loan Agreement (Greenlight Entertainment Inc.)(5)
4.6	Employment letter Chief Financial Officer(4)
4.7	Peace Arch Project Development Corporation Conversion Rights Certificate (4)
4.8	Guarantee by PAPDC in favor of Fremantle Enterprises Ltd. (4)
4.9	Fremantle Escrow Agreement (4)
4.10	Fremantle Share Pledge Agreement (4)
4.11	Fremantle Conversion Right Assumption Agreement (4)
4.12	Comerica Share Pledge & Escrow Agreement (4)
4.13	Comerica Rights Assumption Agreement (4)
4.14	Agreement to Purchase Peace Arch Project Development and Subsidiaries – May 26, 2005(5)
4.15	Share Purchase Agreement – Preferred Shares(5)
4.16	Employment Agreement President(5)
4.17	Share Purchase Agreement November 1, 2005(5)
4.18	Form of US Subscription Agreement in connection with the private placement of 7 million common shares(2)
4.19	Form of Canadian Subscription Agreement in connection with the private placement 7 million common shares(2)
4.20	Agency Agreement dated June 7, 2006 between Westwind Partners Inc. and the Company(2)
4.21	Broker Warrants Certificate issued to Westwind Partners Inc. by the Company(2)
4.22	Share purchase agreement dated as of December 21, 2006 by and among Peace Arch LA, Inc. and Julian Schlossberg and Mark Balsam (concerning Dream/Castle Hill).
4.23	Debt settlement agreement dated as of April 17, 2007 by and among Peace Arch Entertainment Group Inc. and Charles Flock
4.24	Share Exchange Agreement Peace Arch Entertainment Group Inc. and John Flock and John Flock Productions Inc. August 29, 2007
4.25	Trinity Purchase Agreement dated July 3, 2007
4.26	Share Purchase Agreement Peace Arch Entertainment Group Inc. and Patrick Whitley Holdings Inc. and Showtime Networks Inc. dated July 27, 2007 (concerning Dufferin Gate)
4.27	Form of US Subscription Agreement in connection with the private placement of 13.2 million common shares
4.28	Form of Canadian Subscription Agreement in connection with the private placement of 13.2 million common shares
4.29	Broker Warrants Certificate issued to Westwind Partners Inc. by the Company
8.0	Subsidiaries (incorporated by reference to “Item 4 – Information on the Company”)
11.0	Code of Ethics (3)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

_____________________________

(1)

Incorporated by reference to our registration statement on Form F-1 (Reg. No. 333-10354).

(2)

Incorporated by reference to our registration statement on Form 20-F for the year ended August 31, 2006

(3)

Incorporated by reference to our registration statement on Form 20-F for the year ended August 31, 2005

(4)

Incorporated by reference to our registration statement on Form 20-F for the year ended August 31, 2004.

(5)

Incorporated by reference to our registration statement on Form 20-F for the year ended August 31, 2003.